Form 20-F
period 2019-12-31
111, Inc.
filed 2020-04-16
CIK 1738906

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019.

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American depositary shares (one American depositary share representing two Class A ordinary shares, par value US$0.00005 per share)	YI	The Nasdaq Stock Market LLC (The Nasdaq Global Market)
Class A ordinary shares, par value US$0.00005 per share*		The Nasdaq Stock Market LLC (The Nasdaq Global Market)

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

As of December 31, 2019, there were 164,120,024 ordinary shares outstanding, par value US$0.00005 per share, being the sum of 92,120,024 Class A ordinary shares and 72,000,000 Class B ordinary shares.

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

☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†      The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012. Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.   Key Information

A.            Selected Financial Data

The following selected consolidated statements of comprehensive loss data for the years ended December 31, 2017, 2018 and 2019 and selected consolidated balance sheet data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The following selected consolidated statement of comprehensive income data for the year ended December 31, 2016 and selected consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods.

You should read the selected consolidated financial data in conjunction with our consolidated financial statements and the related notes in conjunction with “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)

Selected Consolidated Statements of Comprehensive Loss Data:
Net revenues	873,837	959,486	1,785,970	3,952,053	567,677
Operating costs and expenses:
Cost of products sold	(796,230)	(868,719)	(1,681,700)	(3,786,870)	(543,950)
Fulfillment expenses	(68,445)	(55,880)	(73,930)	(128,996)	(18,529)
Selling and marketing expenses (1)	(252,829)	(190,074)	(260,040)	(340,562)	(48,919)
General and administrative expenses (1)	(60,836)	(53,434)	(98,759)	(123,501)	(17,740)
Technology expenses (1)	(61,767)	(48,133)	(71,248)	(61,902)	(8,892)
Other operating income (expenses), net	1,990	2,732	(668)	(3,735)	(536)
Total operating costs and expenses	(1,238,117)	(1,213,508)	(2,186,345)	(4,445,566)	(638,566)
Loss from operations	(364,280)	(254,022)	(400,375)	(493,513)	(70,889)
Loss before income taxes	(363,446)	(249,327)	(382,033)	(501,827)	(72,083)
Income tax expense	—	—	(8)	—	—
Net loss	(363,446)	(249,327)	(382,041)	(501,827)	(72,083)
Net loss attributable to noncontrolling interest	765	747	1,950	2,221	319
Deemed dividend to Series D convertible preferred shareholders	(55,281)	—	—	—	—
Net loss attributable to ordinary shareholders	(417,962)	(248,580)	(380,091)	(499,606)	(71,764)

(1)         Share-based compensation expenses are allocated in operating expense items as follows:

	For the Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)
General and administrative expenses	1,846	5,176	22,477	25,412	3,650
Selling and marketing expenses	1,382	3,674	23,561	24,772	3,558
Technology expenses	210	1,071	5,321	4,097	589
Total	3,438	9,921	51,359	54,281	7,797

	As of December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	373,505	167,660	853,740	581,281	83,496
Short-term investments	266,823	293,533	252,805	—	—
Accounts receivable, net of allowance of doubtful accounts of nil at December 31, 2016, 2017, 2018 and 2019	28,388	20,398	28,569	65,247	9,372
Inventories	134,734	144,056	210,836	486,271	69,848
Prepayments and other current assets	97,359	104,818	161,147	208,604	29,965
Total assets	941,605	763,384	1,546,418	1,610,293	231,305
Accounts payable	97,983	128,140	212,258	444,334	63,825
Accrued expenses and other current liabilities	74,170	73,018	102,261	234,008	33,613
Total liabilities	172,153	201,158	322,654	836,370	120,138
Total mezzanine equity	1,457,455	1,506,930	—	—	—
Total (deficit) equity	(688,003)	(944,704)	1,223,764	773,923	111,167

Exchange Rate Information

Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.9618 to US$1.00, the exchange rate on December 31, 2019 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On April 10, 2020, the noon buying rate was RMB7.0341 to US$1.00.

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

We began our operations in 2012 and we experienced net loss in the amount of RMB249.3 million, RMB382.0 million and RMB501.8 million (US$72.1 million) in 2017, 2018 and 2019, respectively. We expect our operating costs and expenses to increase in the future in absolute terms as we expand our operations. We may also incur additional legal, accounting, and other expenses as a public company. If our revenue does not grow at a greater rate than our expenses, we will not be able to achieve and maintain profitability. We may incur significant losses in the future for various reasons, many of which may be beyond our control. Additionally, we may encounter unforeseen expenses, operating delays, or other unknown factors that may result in losses in the future. If our cost of sales and expenses continuously exceed our revenue, our business may be materially and adversely affected and we may not be able to achieve or maintain profitability.

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

In particular, under the Administrative Measures for the Supervision and Administration of Circulation of Pharmaceuticals promulgated by the CFDA in 2007, a company is prohibited from selling prescription drugs to consumers without prescription, via internet or by post. A company in violation of such prohibitions will be instructed to rectify, given a disciplinary warning, and/or imposed an administrative penalty of no more than RMB30,000 per violation. See “Item 4. Information on the Company—B. Business Overview— Regulations— Regulations Relating to Online Operation of Drugs and Medical Devices.” The newly revised Drug Administration Law of the People’s Republic of China, or the Drug Administration Law, abolishes the restriction on online sale of prescription drugs and adopts the principle of keeping online and offline sales consistent. However, as of the date of this annual report, none of the regulations or implementation rules regulating online drug sales have yet been promulgated and implemented, which may further introduce and impose certain conditions and restrictions to the online sale of drugs. In the past, we had received disciplinary warnings and administrative penalties due to certain non-compliance incidents in relation to prescription drugs sales. We have adjusted our sales model and relevant functions of our online platforms in response to such warnings and penalties. However, it remains uncertain that our sales model and online platforms as adjusted are and will be in full compliance with the relevant laws and regulations, which are evolving and subject to changes. In addition, due to the complexity of our IT system, its potential errors, or human errors, mistakes or misconduct by our offline retail pharmacies, we cannot assure you that we can fully comply with and meet the requirements under all laws and regulations related to the sale of prescription drugs. Any failure to comply with such laws and regulations could materially and adversely affects our business, results of operations, financial condition and prospects.

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

As our pharmaceutical retail and wholesale businesses carry a wide range of products and maintain significant inventory levels for a substantial portion of our merchandise, we may be unable to sell such inventory in sufficient quantities or during the relevant sales seasons. We had net write-downs of our inventories to their net realizable value of nil, nil and RMB790,283 (US$113,517) in 2017, 2018 and 2019, respectively. Inventory levels in excess of customer demand may result in inventory write-downs, expiration of products or an increase in inventory holding costs and a potential negative effect on our liquidity.

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

In addition, the State Council and other relevant authorities issued a series of policies on deepening the reform of medical and healthcare system in 2019. According to the Notice on Issuance of the Pilot Plan regarding the Organization of Centralized Procurement and Use of Drugs by the State and the Implementation Opinions on Region Expansion of the Organization of Centralized Procurement and Use of Drugs by the State, the state planned to organize centralized procurement and use of certain types of pilot drugs to lower drug price, reduce the burden on patients of drug costs, and lower the transaction costs of pharmaceutical enterprises. The Guidance on Improving “Internet +” Medical Service Price and Medical Insurance Payment Policies issued by the National Healthcare Security Administration proposed to improve project management, optimize the pricing mechanism and clarify the payment policy of “Internet +” medical services. Although such policies may lower the transaction costs of the pharmaceutical enterprises and increase the amount of drugs purchased, they may also reduce the sales prices of the drugs and increase market competition within the pharmaceutical industry. There are still uncertainties relating to the actual implementation of such policies.

If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2019. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Any failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our consolidated financial statements, which in turn could harm our business and negatively impact the market price of the ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We may require additional cash resources due to operating losses or future growth and development of our business, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, share price performance, liquidity of international capital and lending markets and the PRC governmental regulations over foreign investment and the PRC healthcare industry. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financing covenants that would restrict our operations. There can be no assurance that financing would be available in a timely manner or in amounts or on terms favorable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations. Moreover, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

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

For example, although the recent outbreak of coronavirus, now named as COVID-19, has increased demand for certain drugs or medical equipment that we sell, its impact, including impact on our employees, customers, suppliers, and logistics providers, could have a material and adverse effect on our business, financial condition and results of operations. Our headquarters are located in Shanghai and we currently lease office space in various parts of China to support our operations, including in Wuhan. This outbreak of COVID-19 has caused, and may continue to cause, companies in China, including us and certain of our suppliers, to implement temporary adjustment of work schedules and travel plans, mandating employees to work from home and collaborate remotely. As a result, we may experience lower efficiency and productivity, internally and externally, which may adversely affect our service quality. The extent to which this outbreak impacts our results of operations will depend on future developments, which are highly uncertain and unpredictable, including new information which may emerge concerning the severity of this outbreak and future actions we take, if any, to contain this outbreak or treat its impact, among others.

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

We are a Cayman Islands company and our PRC subsidiary, Yao Fang, is considered a wholly foreign owned enterprise. To comply with PRC laws and regulations, we set up a series of contractual arrangements entered into among Yao Fang, our variable interest entities, and their shareholders to conduct our operations in China. For a detailed description of these contractual arrangements, see “ Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Variable Interest Entities.” As a result of these contractual arrangements, we exert control over our variable interest entities and their subsidiaries and consolidate their operating results in our financial statements under U.S. GAAP. We conduct our pharmaceutical wholesale and retail business, online retail pharmacy, 1 Drugstore, pharmacopoeia and our internet hospital, 1 Clinic, via our PRC subsidiaries, our variable interest entities and their subsidiaries in China, including Yihao Pharmacy, Yihao Pharmaceutical Chain, Chongqing Yihao Pharmacy, Hubei Yihao Pharmacy, Fujian Yaofang Pharmacy and Anshun Southwest Internet Hospital Co., Ltd., or Southwest Internet Hospital, respectively.

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

We have relied and expect to continue to rely on contractual arrangements with our variable interest entities and their shareholders to operate our pharmaceutical wholesale and retail business, 1 Drugstore, pharmacopoeia and our internet hospital, 1 Clinic, through Yihao Pharmacy, Yihao Pharmaceutical Chain and Southwest Internet Hospital, respectively. For a description of these contractual arrangements, see “ Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Variable Interest Entities.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entities and their subsidiaries. For example, our variable interest entities or their shareholders may fail to fulfill their contractual obligations with us, by, among other things, failing to maintain our website and use the domain names and trademarks in a manner as stipulated in the contractual arrangements, or taking other actions that are detrimental to our interests.

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

We have entered into a series of contractual arrangements with our variable interest entities and their shareholders. For a description of these contractual arrangements, see “ Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Variable Interest Entities.” If our variable interest entities or their shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of our variable interest entities were to refuse to transfer their equity interests in such entities to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to perform their contractual obligations.

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

Pursuant to the contractual arrangements, Yao Fang has the exclusive right to purchase all or any part of the equity interests in our variable interest entities from the respective shareholders for free or at a lowest price as permitted by the then applicable PRC laws. The equity transfer shall be subject to the approvals from or information reports with the MOFCOM, the MIIT, the SAIC and/or their local competent branches. In addition, the equity transfer price may be subject to review and tax adjustment by the relevant tax authority. In particular, the shareholders of our variable interest entities will be subject to PRC individual or enterprise income tax on the difference between the equity transfer price and the then current registered capital of our variable interest entities and the payment, after deducting such tax, to Yao Fang may also be subject to enterprise income tax, which may result in substantial costs.

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

Under PRC laws and regulations, our PRC subsidiaries may pay dividends only out of their accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, Chinese entities are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of their registered capital. These reserve funds are not distributable as cash dividends.

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

In 2008, SAFE promulgated the Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, which used to regulate the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting the usage of converted Renminbi. In March 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises, or Circular 19. Circular 19 took effect as of June 1, 2015 and superseded Circular 142 on the same date. Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises and allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi fund converted from their foreign exchange capitals for expenditures beyond their business scopes. In June 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or Circular 16. Circular 16 continues to prohibit foreign-invested enterprises from, among other things, using the Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing (except for guarantee products issued by a bank or otherwise permitted by laws), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use (except for real estate enterprise). Pursuant to the Notice of the State Administration of Foreign Exchange on Further Promoting Cross-border Trade and Investment Facilitation, or Circular 28, promulgated on October 23, 2019, non-investment foreign invested enterprises are allowed to invest their capital in domestic equity in accordance with laws and regulations on the condition that such investment is not in violation of the Special Administrative Measures (Negative List) for Admission of Foreign Investment in force and the domestic projects to be invested shall be authentic and legal. However, as the Circular 28 is a new regulation, there are still uncertainties regarding its interpretation, implementation and enforcement. All of these factors may significantly limit our ability to transfer to and use in China the net proceeds from our initial public offering, which may adversely affect our business, financial condition and results of operations.

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

Since the ADSs became listed on Nasdaq on September 12, 2018, the trading price of the ADSs has ranged from US$5.60 to US$7.53. The trading prices of the ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material adverse effect on the market price of the ADSs.

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

We have a dual-class share structure such that our ordinary shares consists of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to fifteen votes per share based on our dual-class share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by our Founders (defined in our memorandum and articles of association to mean Dr. Gang Yu and Mr. Junling Liu) or Founder Affiliate (as defined in our memorandum and articles of association) to any person who is not a “Founder Affiliate,” or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not a Founder Affiliate, such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share.

As of March 31, 2020, our founders, Dr. Gang Yu and Mr. Junling Liu, beneficially own all of our issued and outstanding Class B ordinary shares. These Class B ordinary shares constitute approximately 43.7% of our total outstanding share capital and 92.1% of the aggregate voting power of our total outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Sales of ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of March 31, 2020, we have 164,718,782 ordinary shares outstanding, including 92,718,782 Class A ordinary shares. All of our ADSs will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining Class A ordinary shares will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

As of March 31, 2020, our directors and officers collectively owned an aggregate of 92.2% of the total voting power of our outstanding ordinary shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

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

We adopted our 2016 share incentive plan, or the 2016 Plan, in 2016 to promote our success and the interests of our shareholders by providing a means through which we may grant equity-based incentives to attract, motivate, retain and reward certain officers, employees, directors, consultants and other eligible persons and to further link the interests of recipients with those of our shareholders generally. We adopted certain share incentive policies in December 2013 and August 2014, or the 2013 Policy and the 2014 Policy, respectively. Since the adoption of the 2016 Plan, we stopped granting awards under the 2013 Policy or the 2014 Policy, although the outstanding awards under the 2013 Policy and the 2014 Policy are still being administered under their respective policies. In August 2018, we adopted our 2018 Share Incentive Plan, or the 2018 Plan, which replaced the 2016 Plan in its entirety. Upon the effectiveness of the 2018 Plan, we no longer grant any awards under the 2016 Plan. Outstanding awards granted under the 2016 Plan will remain effective and be subject to the terms and conditions of the 2018 Plan. Under the 2016 Plan, we were authorized to grant options to purchase ordinary shares of our company. The maximum number of ordinary shares which may be issued pursuant to all awards under the 2013 Policy, the 2014 Policy and the 2016 Plan is 13,671,109. Under the 2018 Plan, the maximum number of our shares that may be issued pursuant to all awards is 13,671,109, plus an annual increase on the first day of each fiscal year during the ten-year term of the 2018 Plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to the lesser of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by our board of directors. As of the date of this annual report, options to purchase 7,412,062 Class A ordinary shares and 60,000 restricted share units are granted and outstanding under the 2013 Policy, the 2014 Policy and the 2016 Plan, and options to purchase 2,234,697 Class A ordinary shares and 3,088,629 restricted share units are granted and outstanding under the 2018 Plan. We recognized share-based compensation expenses in the amount of RMB9.9 million,  RMB51.4 million and RMB54.3 million (US$7.8 million) in 2017, 2018 and 2019, respectively. See “Item 6. Directors, Senior Management and Employees—B. Compensation.” We believe the granting of share-based compensation is of significant importance to our ability to attract, retain and incentivize key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

We will be a “passive foreign investment company,” or PFIC, if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat our variable interest entities (including their subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our variable interest entities (including their subsidiaries) for United States federal income tax purposes, and based upon our current and expected income and assets (including goodwill), we do not believe we were a PFIC for the taxable year ended December 31, 2019 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

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

In May 2018, Chongqing Yihao Pharmacy Co., Ltd. was established as a wholly owned subsidiary of Yihao Pharmacy in the PRC. In December 2018, Yihao Pharmacy transferred 100% equity interests in Chongqing Yihao Pharmacy Co., Ltd. to Yao Fang. In June 2018, Tianjin Yihao Pharmacy Co., Ltd. was established as a wholly owned subsidiary of Yihao Pharmacy in the PRC. In July 2018 and August 2019, Kunshan Yifang Pharmacy Co., Ltd. and Fujian Yaofang Pharmacy Co., Ltd. were also established as a wholly owned subsidiary of Yihao Pharmacy in the PRC, respectively. In August 2019, Chongqing Yihao Pharmacy Co., Ltd. purchased 100% of the equity interests in Hubei Yihao Pharmacy Co., Ltd.

On September 15, 2018, our ADSs commenced trading on Nasdaq under the symbol “YI.” We raised from our initial public offering approximately US$ 101.2 million in net proceeds (including the net proceeds generated from the offering of additional 809,555 ADSs upon the underwriters’ partial exercise of their over-allotment option), after deducting underwriting commissions and the offering expenses payable by us.

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

B.            Business Overview

In 2010, our founders launched 1 Drugstore (1 药网 ), one of the first online retail pharmacies in China. Today, we provide hundreds of millions of consumers with better access to pharmaceutical products and medical services, directly through our online retail pharmacy and indirectly through our offline pharmacy network. In 2016, we commenced our online medical services through our internet hospital, 1 Clinic (1 诊 ), to provide consumers with cost-effective and convenient online consultation and electronic prescription services. Our online wholesale pharmacy, 1 Drug Mall (1 药城 ), serves as a one-stop shop for pharmacies, clinics,  hospitals and etc. to source a vast selection of pharmaceutical products.

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

Our Omni-channel Model

Our omni-channel model plays an important role in facilitating the commercialization of drugs across the nation. Partners in this model include pharmacies, public and private hospitals, clinics, community health centers, distributors, medical representatives and our 1 Drugstore app. This model offers multiple channels for pharmaceutical companies to simultaneously reach healthcare providers nationwide and educates them about new drugs and therapies. This model significantly reduces time, resources and cost, which allow drugs to be distributed quickly and efficiently.

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

Our Offline Retail Pharmacy

We also operate a network of offline retail pharmacies branded as “Yi Hao Pharmacy,” mainly in Guangdong province, which enables us, as required by the relevant laws and regulations, to operate our online pharmaceutical retail businesses. As of December 31, 2019, we had 12 offline retail pharmacies in Guangzhou, Shanghai, Tianjin and Kunshan. Revenue contribution from our Yi Hao Pharmacies was insignificant in 2017, 2018 and 2019.

Our Drug Benefit Plan

We provide our drug benefit plan for our chronic patients. Under this plan, our online doctors and pharmacists maintain regular contact with members to provide them with systemized online consultation, on-line prescription refill, medication guidance, information on symptoms, outreach for feedback, and real-time drug and nutrition recommendation. Members may also purchase brand-name drugs at a discount. This plan significantly improves medication adherence rates and repurchase rate.

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

Medical supplies and devices. We offer a variety of general-purpose medical supplies and devices such as bandages and thermometers.

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

Customer Service and Satisfaction

Providing satisfactory customer services is a high priority. Our commitment to consumers is reflected in the high service quality provided by our customer service staff and speedy fulfillment and delivery services. We have high levels of customer satisfaction, as evidenced by a customer satisfaction rate over 99% on 1 Drugstore in 2019.

Our Products and Services to Pharmacies

We have enabled more than 235,000 offline pharmacies to better serve their consumers, as of December 31, 2019. The pharmacy customers we serve include small and medium-sized retail pharmacy chains, independent pharmacies and in-house pharmacies within clinics and private hospitals, spanning across 31 provinces in China.

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

Our Direct Sales Model

We primarily conduct our wholesale distribution business through our direct sales model, where we procure pharmaceutical products from pharmaceutical companies or distributors and sell to our pharmacy customers. As of December 31, 2019, we directly sourced from 188 pharmaceutical companies and 857 distributors. Leveraging our strong relationship with our suppliers, we offer a comprehensive selection of pharmaceutical products at market-competitive pricing. Under the direct sales model, we are responsible for the fulfillment and delivery of the products sold.

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

Supply Chain Finance Service

We offer convenient online loan application services to the clients of 1 Drug Mall, including pharmacies and wholesalers, when they purchase drugs on 1 Drug Mall. Our service provides access to credit loans from a third party at low interest rates, which can effectively alleviate the clients’ cash flow pressures, subsequently increasing their purchase frequency and order size.

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

Our online wholesale pharmacy, featuring a vast selection of pharmaceutical products and speedy delivery, enables cloud-based inventory management. Pharmacy customers, rather than relying on advance but often imprecise planning, can collaborate with us for inventory visibility and on-demand offering. We simplify and streamline the procurement process and shorten the procurement cycle. Our pharmacy customers typically do not need to negotiate or enter into any purchase and sale agreement or make any purchase commitment. The purchase orders of our pharmacy customers on 1 Drug Mall are processed in real time. Typically, the order processing will take within 15 minutes, after which orders will be dispatched for delivery through our fulfillment network. The inventory on demand and just-in-time delivery offer significant benefits to our pharmacy customers. Instead of bulk purchases and maintaining large inventory, pharmacies procure their inventory with more precision, reducing their working capital needs and enabling them to quickly respond to market demand. As a result, we are able to improve the inventory turnover of our pharmacy customers.

Our Cloud Pharmacy Services

We help offline pharmacies to build their online presence effectively and to extend the reach of their products to cover a broader consumer base through the Internet, thus expanding their market coverage and improving their service capabilities.

Our Cloud Clinic Services

We enable offline pharmacies to provide online consultation and e-prescription services through our cloud clinic services to patients.

Our Cloud Prescription Services

Pharmacies, especially independent pharmacies and small-to-medium sized pharmacy chains, often lack onsite doctors to offer prescriptions to consumers with minor ailments or chronic diseases visiting their stores. In 2018, we began to use our cloud prescription services to leverage our existing online consultation and e-prescription service platform to offer convenient online consultation services to these consumers onsite. Once consumers obtain their prescriptions from us, they will be able to purchase prescription drugs from our pharmacy customers. In return for our services, we charge our pharmacy customers a fixed amount of annual service fees. The annual service fees vary, depending on the number of online consultations performed, the number of e-prescriptions issued, and the number of drugs purchased in connection with our services.

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

Our Automated Salesforce Tool

Hawkeye is an automated tool that we provide to our on-the-ground sales team to better serve customers. This tool captures the behavior of every pharmacy customer that surfs the 111 website, and monitors the supply chain status on a real-time basis. For example, upon replenishment of an SKU, Hawkeye will immediately generate a task for our sales team to engage customers who have researched, or who have searched for this SKU in the past. This tool enables our sales team to identify the purchase intent of pharmacies more intuitively and to offer more customized recommendations. As a result, our on-the-ground sales coverage efficiency improved threefold.

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

Supply Chain Integration Services

Leveraging our established supply chain system, we provide supply chain integration services to help pharmaceutical companies manage their products through online and offline distribution channels. In addition to our supply chain integration service, we also provide product promotion services, customer analytic services, patient education services and brand awareness services.

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

Suppliers

We have an extensive network of suppliers, consisting primarily of pharmaceutical companies and distributors. As of December 31, 2019, we directly sourced from 188 pharmaceutical companies and 857 distributors. We believe that competitive sources are readily available for substantially all of the merchandise we carry on our platform, and we have diversified our procurement sources to obtain more favorable terms and minimize our inventory risk.

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

Our Relationship with Pharmaceutical Companies and Key Suppliers

We have dedicated teams that work closely with our top suppliers, especially pharmaceutical companies, to strengthen our relationships with them. For the same product, the price from a pharmaceutical company is generally lower than from a distributor. We aim for qualification by major pharmaceutical companies as a “tier one” distributor so as to directly source from them. As of December 31, 2019, we have obtained such qualifications from 188 pharmaceutical companies and directly source from them. We also seek to cooperate with other “tier one” distributors who may have negotiated attractive prices for particular products. Our cooperation with these suppliers allows us to expand our product offerings and procure products manufactured by pharmaceutical companies without an established relationship with us. We intend to help pharmaceutical companies expand their end user base by leveraging our network of pharmacies. We also provide them with customized channel management services, as well as data flow, operational support, marketing, user data analysis and other value-added services. Together with pharmaceutical companies, we work to develop medical know-how including academic content and product trainings.

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

Price Intelligence System (PIS). Our price intelligence system generates price indexes and optimal pricing recommendations for products on 1 Drug Mall and 1 Drug Store by analyzing product information collected from online and offline channels, and makes automatic adjustments to prices based on optimal pricing strategies. Our PIS also provides clients with pricing data intelligence generated from our collection and analysis of products and prices on the market, useful in our clients’ product procurement and pricing processes.

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

Fulfillment and Delivery

As of December 31, 2019, our fulfillment network consists of five regional fulfillment centers strategically located in Guangzhou in Guangdong Province in Southern China, Kunshan in Jiangsu Province in Eastern China (which is within close proximity of Shanghai), Tianjin in Northern China, Chongqing in Western China and Wuhan in Central China. In the future, we plan to selectively establish additional fulfillment centers to improve our geographical coverage while maintaining our operational efficiency.

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

We are generally able to deliver to major cities in 31 provinces within 24 hours, and nationwide within 72 hours.

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

Technology and IT Infrastructure

Our proprietary technology is one of our core competitive advantages. As of December 31, 2019, our technology and IT team consisted of 200 employees, including core team members with extensive experience with leading internet, online retail and e-commerce companies in China. We have built our technology platform primarily relying on proprietary software and systems that we have developed in-house. We develop and maintain various online platforms that connect the respective systems of various participants in the healthcare ecosystem, enabling them to access our services and connect with other participants in the ecosystem. As a result, they are able to conveniently share information and conduct their operations efficiently over our platform.

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

Environmental, Social and Governance (ESG) Initiatives

We are committed to corporate social responsibility and meeting society’s changing needs despite the recent challenging economic environment. We are committed to supporting and participating in socially responsible projects that align with our core values and mission, and to extend the benefits of our products and services through our technology-driven platform to the community at large. In response to the recent coronavirus (COVID-19) outbreak, we have taken a series of initiatives.

We were among the leaders in combatting the COVID-19 outbreak both domestically and overseas. On January 20, 2020, we established an anti-epidemic command team and our senior executives led their teams to the front lines of the epidemic in Hubei province to provide medical supplies and resources. All of our employees worked overtime during the Chinese New Year holiday to meet the needs of the nation.

Starting on January 24, 2020, our Internet hospital was one of the first Internet-based healthcare companies to offer free online medical consultations to the public in Wuhan and subsequently to the entire Hubei province. It was also among the first to provide free online drug refill services to individuals with chronic conditions. We worked with both pharmaceutical manufacturers and logistics companies to ensure supplies were delivered to those in need, whether in Wuhan, Hubei province, or nationwide. Our swift and effective actions alleviated some of the pressure on overburdened hospitals and helped to curtail the further spread of COVID-19 by allowing patients with chronic illnesses and COVID-19 patients without life-threatening symptoms to receive medical care without visiting a hospital. In addition, we donated 100,000 protective masks and other protective materials to the people in Wuhan. We also launched a channel featuring real-time information on COVID-19, with news updates and advice from medical professionals on containing the virus and preventing infection, and we set up a “Medical Supply Assurance Service” to help companies protect their employees when they begin to resume their operations and recover from the impact of the epidemic.

Beginning on March 17, 2020, we offered a free online consultation service in Chinese through our Internet hospital to Chinese nationals living, working or visiting abroad.

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

Intellectual Property

We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have registered 28 software copyrights with the PRC National Copyright Administration. We have 32 registered domain names, including 111.com.cn and yaoex.com. As of December 31, 2019, we had 262 registered trademarks, including our “1药网” trademark. As of December 31, 2019, we have applied for four patents with the PRC State Intellectual Property Office.

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

Regulation Relating to Foreign Investment

Investment in the PRC conducted by foreign investors and foreign-owned enterprises shall comply with the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which was first issued in 1995 and amended from time to time. The current effective Catalogue was promulgated by the MOFCOM and the NDRC in June 2017 and became effective in July 2017, and contains specific provisions guiding market access of foreign capital and stipulates in detail the areas of entry pertaining to the categories of encouraged foreign-invested industries, restricted foreign-invested industries and prohibited foreign-invested industries. The latter two categories are included in the negative list, which was first introduced into the Catalogue in 2017, and listed, in a unified manner, the restrictive measures for the entry of foreign investment. On June 30, 2019, the MOFCOM and the NDRC jointly promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2019 Edition) and the Catalog of Industries for Encouraged Foreign Investment (2019 Edition), to replace the former negative lists and the Catalogue, which took effect on July 30, 2019. Any industry not listed in the Catalogue is a permitted industry and generally open to foreign investment unless specifically prohibited or restricted by PRC laws and regulations. According to the Catalogue, value-added telecommunications services (with the proportion of foreign investment not exceeding 50%, except for e-commerce) and medical institutions (limited to sino-foreign equity joint venture or sino-foreign cooperative joint venture) are restricted for foreign investment. Yao Fang, our wholly-owned PRC subsidiary, is a foreign-invested enterprise and conducts technical services and consultation and sale of goods that falls in permitted industries for foreign investment. Wuhan Central China, our 70% owned PRC subsidiary, is an entity invested by a foreign-invested enterprise and conducts online B2B pharmaceutical e-commerce business which is classified as a type of value-added telecommunications services. It falls in the restricted foreign-invested industry but is not subject to the 50% foreign investment restriction.

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

In March 2019, a new draft of Foreign Investment Law was submitted to the National People’s Congress for review and was approved on March 15, 2019, which has come into effect on January 1, 2020 and replaced the trio of laws regulating foreign investment in China. Its implementation of regulations promulgated by the State Council in December 2019 also came into effect on January 1, 2020. Under new Foreign Investment Law, foreign investment refers to investment activity directly or indirectly conducted by foreign natural persons, enterprises or other organizations, including the following circumstances: (i) a foreign investor establishes a foreign-funded enterprise within the territory of China, independently or jointly with any other investor; (ii) a foreign investor acquires shares, equities, property shares or any other similar rights and interests of an enterprise within the territory of China; (iii) a foreign investor makes investment to initiate a new project within the territory of China, independently or jointly with any other investor; and (iv) a foreign investor makes investment in any other way stipulated by laws, administrative regulations or provisions of the State Council. Foreign investors shall not invest in any field forbidden by the negative list for access of foreign investment and shall conform to the investment conditions stipulated under the negative list for any field restricted by the negative list. Fields not included in the negative list shall be managed under the principle that domestic investment and foreign investment shall be treated uniformly. In addition, a foreign investment information reporting system shall be established and foreign investors or foreign-funded enterprises shall submit the investment information to competent departments for commerce through the enterprise registration system and the enterprise credit information publicity system.

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

Regulations Relating to Pharmaceutical Operation and Service

Pharmaceutical Operation

In September 1984, the SCNPC promulgated the Drug Administration Law, which was amended in 2001, 2013, 2015 and 2019 respectively to regulate all entities or individuals engaging in research, manufacture, operation, use, supervision and management of drugs within the PRC. According to the Drug Administration Law, no pharmaceutical operation, including pharmaceutical wholesale and pharmaceutical retail business, is permitted without obtaining the Pharmaceutical Operation License. The Implementation Rules for the Drug Administration Law, was promulgated by the State Council in August 2002 and amended in 2016 and 2019, which emphasized the detailed implementation rules of drugs administration. The CFDA promulgated the Measures for the Administration of Pharmaceutical Operation License in February 2004 as amended in 2017, which stipulate the procedures for applying the Pharmaceutical Operation License and the requirements and qualifications for pharmaceutical wholesalers or pharmaceutical retailers with respect to their management system, personnel, facilities and etc. The valid term of the Pharmaceutical Operation License is five years and shall be renewed six months prior to its expiration date. Yihao Pharmacy, Yihao Pharmaceutical Chain and its branches, Chongqing Yihao Pharmacy Co., Ltd., Fujian Yaofang Pharmacy Co., Ltd. and Hubei Yihao Pharmacy Co., Ltd. have obtained the Pharmaceutical Operation License, respectively.

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

According to the Administrative Measures for the Supervision and Administration of Circulation of Pharmaceuticals, promulgated by the CFDA in January 2007 and effective in May 2007, pharmaceutical manufacture and operation enterprises and medical institutions shall be responsible for the quality of pharmaceuticals they manufacture, provide or use. The operation of prescription drugs is highly regulated under these rules. Prescription drugs may not be sold by pharmaceutical retail enterprises without valid prescriptions and an enterprise in violation of such restriction will be instructed to rectify any violation, given a disciplinary warning, and/or imposed a fine of no more than RMB1,000. In addition, a pharmaceutical manufacture or operation enterprise shall not sell prescription drugs directly to the public by post or over internet, and the enterprise in violation of such restriction shall be instructed to rectify, given a disciplinary warning, and fined the lesser of (i) two times the value of the pharmaceuticals sold and (ii) RMB 30,000. The Drug Administration Law abolishes the restriction on online sale of prescription drugs and adopts the principle of keeping online and offline sales consistent. However, as of the date of this annual report, none of the regulations or implementation rules regulating online drug sales have yet been promulgated and implemented, which may further introduce and impose certain conditions and restrictions to the online sale of drugs. Furthermore, the Administrative Standard of Pharmaceutical Operating Quality, promulgated by the CFDA in April 2000 and amended in 2012, 2015 and 2016, respectively, and the Administrative Measures for Identification of Pharmaceutical Operating Quality Administrative Standards, promulgated by the CFDA in April 2003, the pharmaceutical operation enterprise shall take effective quality control measures over the process of procurement, storage, transportation and sale of drugs in order to ensure their quality, and is required to obtain a GSP certificate, from the relevant governmental authorities. The GSP certificate is valid for five years and shall be renewed three months prior to its expiration date upon a re-examination by the competent governmental authorities. Yihao Pharmacy, Yihao Pharmaceutical Chain and its branches, Chongqing Yihao Pharmacy Co., Ltd., Fujian Yaofang Pharmacy Co., Ltd. and Hubei Yihao Pharmacy Co., Ltd., each has obtained the GSP certificate.

Medical Devices Operation

According to the Regulations on the Supervision and Administration of Medical Devices, which was promulgated by the State Council in January 2000 and amended in 2014 and 2017, respectively, and the Supervision and Management Measures on Medical Devices Operation, which was promulgated by the CFDA in July 2014 and amended in 2017, business operations of medical devices are regulated based on the degree of risks involving the medical devices, which are divided into three categories. Operation of Class I medical devices does not require a license or record-filing, while operations of Class II medical devices and Class III medical devices are subject to record-filing and licensing requirements, respectively. An entity engaging in the operation of medical devices shall meet certain requirements with respect to its management system, personnel, facilities etc., and shall apply for approval to operate Class III medical devices and make record-filing with relevant governmental authority to operate Class II medical devices. The valid term of medical devices operation permit is five years. Yihao Pharmacy, Yihao Pharmaceutical Chain and its branches, Chongqing Yihao Pharmacy Co., Ltd., Fujian Yaofang Pharmacy Co., Ltd. and Hubei Yihao Pharmacy Co., Ltd. have obtained the record-filing certificates for the business operations of Class II medical devices and the business permits for the business operations of Class III medical devices, which are necessary to cover their current business.

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

In November 2017, the CFDA released a draft of the Administrative Measures for Supervision and Regulation of Online Drug Sales for public consultation, which aims to regulate online drug sales in the PRC. In February 2018, the CFDA also released a draft for online drug sales for public consultation. Both drafts stipulate that sellers and online platforms engaging in this business shall obtain relevant certificates and have sufficient medical staff and operating systems to guarantee the safety and quality of the drugs. Furthermore, these entities shall make record-filing with the counterparts of CFDA at provincial level. In particular, the websites for sale of drugs to individuals are not allowed to display prescription drugs information via the internet. The newly revised Drug Administration Law in 2019 abolishes the restrictions on online sale of prescription drugs and only prohibits special types of drugs to be sold via the internet, including vaccines, blood products, anesthesia and psychiatric drugs, toxic drugs for medical use, radiative drugs, pharmaceutical precursor chemicals or other drugs subject to special administration. This new law adopts the principle of keeping the online and offline sales consistent, under which the entity conducting online sale of drug shall possess a valid license for medicine operation and the third-party platform provider shall examine the qualifications of the drug marketing permit holders and drug operation enterprises applying to operate on its platform, ensure that they meet legal requirements, and manage the drug operation behaviors occurring on the platform. The SAMR released a draft of the Administrative Measures for the Supervision and Administration of Pharmaceutical Operations, or the Draft Pharmaceutical Operations Measures, in October 2019, which stipulates that only a drug marketing license holder or drug operation enterprise is allowed to sell drugs online. The online sales of drugs shall be compliant with relevant requirements of the Administrative Standard of Pharmaceutical Operating Quality, and specific regulations will be draw up by the NMPA together with other relevant authorities. The third-party platform for online sales of drugs is required to review the qualifications for the operators who apply to enter its platform and perform its management responsibilities in accordance with relevant laws and regulations. The drug marketing license holder, drug operation enterprise and drug retail enterprise shall make filing with relevant counterparts of NMPA for their online sales of drugs. However, as of the date of this annual report, the Draft Pharmaceutical Operations Measures has yet to come into effect. It is uncertain when it will be signed into law and whether the final version will deviate substantially from the draft. In addition, as of the date of this annual report, none of the regulations or implementation rules regulating online drug sales have yet been promulgated and implemented, which may further introduce and impose certain conditions and restrictions to the online sale of drugs, including but not limited to the transaction method, qualifications and type of drugs, and there are substantial uncertainties with respect to their enactment timetable and final provisions.

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

After the issuance of Online Trading Measures, the SAIC has issued a number of guidelines and implementing rules aimed at adding greater specificity to these regulations and continues to consider and issue guidelines and implementing rules in this industry. For example, three PRC governmental authorities (the Ministry of Finance of the People’s Republic of China, or the MOF, General Administration of Customs, or the GAC, and the SAT) issued the New Cross-Border E-commerce Retail Imports Tax Notice in March 2016, which became effective in April 8, 2016 and was amended in November 2018, to regulate cross-border e-commerce trading and introduced the concept of the cross-border e-commerce retail importation goods inventory, or the Cross-Border E-Commerce Goods Inventory, which has been issued and updated by the three authorities together with other relevant authorities from time to time. Two batches of the Cross-Border E-Commerce Goods Inventory and the Cross-Border E-Commerce Goods Inventory (2018 Edition) issued in April 2016 and November 2018  have been replaced by the Cross-Border E-Commerce Goods Inventory (2019 Edition) issued in December 2019 and the Notice of Relevant Matters on Implementation of New Cross-Border E-Commerce Retail Importation Supervision and Administration Requirements has been issued by the GAC in May 2016 to further implement the rules. According to the Notice of Relevant Work on improving Cross-Border E-Commerce Retail Importation Supervision and Administration issued in November 2018, retail imported goods on cross-border e-commerce platforms will be temporarily treated as personal items which are not subject to stricter regulations and higher tax rates applicable to normal imported goods in 37 cross-border e-commerce trial areas.

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

According to the Notice on Issuance of the Opinions on the Pilot of Promoting Clinics Development issued by the MOF, the MOHRSS and the National Healthcare Security Administration in April 2019, the pilot program of promoting clinic development was suggested be implemented in 10 cities, where the establishment of such clinics would not be subject to examination and approval but filing with relevant health administrative authorities. The clinics would be allowed to practice after completing filing procedures and obtaining the License for Practicing of Medical Institutions.

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

In June 2019, a Notice on Issuance of the Opinions on Promotion of the Sustained, Healthy and Normalized Development of Social Medical was issued, which supports social medical to develop “Internet + Healthcare”, encourages medical institutions to use internet and other information technology in expanding the medical service space and building an integrated medical service model, and supports medical and healthcare institutions and qualified third-party institutions to build internet information platform and provide remote medical services, healthcare consultation and health management services.

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

Regulations Relating to Food Business

General Administration on Food Operation

The Food Safety Law of the People’s Republic of China, which was effective as from June 2009 and amended by the SCNPC in April 2015 and December 2018 and became effective in December 2018, and the Implementation Regulations of the Food Safety Law of the PRC, which took effect as from July 2009 and were amended by the State Council in 2016 and 2019, regulate food safety and set up a system of the supervision, monitoring and evaluation of food safety and adopt food safety standards. The State Council implements a licensing system for the food production and transaction. To engage in food production, sale or catering services, the business operator shall obtain a license in accordance with the laws. Furthermore, the State Council implements strict supervision and administration for special categories of foods such as healthcare food, special formula foods for medical purposes and infant formula.

The Administrative Measures for Food Business Licensing, promulgated by the CFDA in August 2015 and amended in 2017 regulates the food business licensing activities, strengthens the supervision and management of food business and ensures food safety. Food business operators shall obtain one Food Business License for one business venue where they engage in food business activities. The valid term of a food business license is five years. Yao Fang, Yihao Pharmacy, Yihao Pharmaceutical Chain and its branches, Chongqing Yihao Pharmacy Co., Ltd., Fujian Yaofang Pharmacy Co., Ltd. and Hubei Yihao Pharmacy Co., Ltd. have obtained the Food Business Licenses.

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

In July 2013, the MIIT issued the Provisions on Protecting Personal Information of Telecommunication and Internet Users to further define the personal information of user to include user name, birthday, identification number, address, phone number, account, passcode, and others that may be used to identify the user solely in addition to other information such as location and service time of users. Furthermore, according to the interpretations issued by the Supreme People’s Court and the Supreme People’s Procuratorate in May 2017, personal information means various information recorded electronically or through other manners, which may be used to identify individuals or activities of individuals, including but not limited to the name, identification number, contact information, address, user account and passcode, property ownership and location tracking. According to the Announcement on Launching Special Crackdown against Illegal Collection and Use of Personal Information by Apps promulgated by the CAC, the MIIT and the Ministry of Public Security of the People’s Republic of China in January 2019, application operators shall strictly perform their obligations under the Cyber Security Law when collecting and using personal information, be responsible for the security of personal information obtained, and take effective measures to strengthen personal information protection.

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

The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law and the Administrative Rules under the Foreign Investment Enterprise Law, which have been abolished by the Foreign Investment Law on January 1, 2020. Under current regulations, all PRC enterprises, including foreign investment enterprises, are required to allocate at least 10% of their after-tax profits to statutory reserve funds unless these reserve funds have reached 50% of the registered capital of the enterprises. These reserve funds are not distributable as cash dividends and dividends shall not be distributed until any losses from prior fiscal years have been offset. Furthermore, under the EIT Law, which became effective in January 2008 and amended in 2018, the maximum tax rate for the withholding tax imposed on dividend payments from PRC foreign invested companies to their overseas investors that are not regarded as “resident” for tax purposes is 20%. The rate was reduced to 10% under the Implementing Regulations for the EIT Law issued by the State Council. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, such as tax rate of 5% in the case of Hong Kong companies that holds at least 25% of the equity interests in the foreign-invested enterprise, and certain requirements specified by PRC tax authorities are satisfied.

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

The PRC governmental authorities have passed a variety of laws and regulations regarding social insurance and housing funds from time to time, including, among others, the Social Insurance Law of the People’s Republic of China, the Regulation of Insurance for Labor Injury, the Regulations of Insurance for Unemployment, the Provisional Insurance Measures for Maternal Employees and the Administrative Regulations on the Housing Provident Fund. Pursuant to these laws and regulations, PRC companies must make contributions at specified levels for their employees to the relevant local social insurance and housing fund authorities. Failure to comply with such laws and regulations may result in various fines and legal sanctions and supplemental contributions to the local social insurance and housing fund regulatory authorities.

Regulation Relating to Taxation

Enterprise Income Tax

Pursuant to the EIT Law promulgated by the National People’s Congress on March 16, 2007, which became effective from January 1, 2008 and was amended in 2017 and 2018, the income tax rate for both domestic and foreign-invested enterprises incorporated in the PRC is 25% commencing from January 1, 2008. In order to clarify certain provisions in the EIT Law, the State Council promulgated the Implementation Rules of the Enterprise Income Tax Law of the PRC, or the EIT Implementation Rules, on December 6, 2007, which became effective on January 1, 2008 and was amended in 2019. Under the EIT Law and the EIT Implementation Rules, enterprises are classified as either “resident enterprises” or “non-resident enterprises”. Pursuant to the EIT Law and the EIT Implementation Rules, besides enterprises established within the PRC, enterprises established outside of the PRC whose “de facto management bodies” are located in the PRC are considered as “resident enterprises” and subject to the uniform enterprise income tax rate of 25% for their global income. In addition, the EIT Law provides that a non-resident enterprise refers to an entity established under foreign law whose “de facto management bodies” are not within the PRC but which have an establishment or place of business in the PRC, or which do not have an establishment or place of business in the PRC but have income sourced within the PRC.

Enterprises that are recognized as high and new technology enterprises in accordance with the Administrative Measures Recognition of High and New Technology Enterprises are entitled to enjoy the preferential enterprise income tax rate of 15%. The validity period of the high and new technology enterprise qualification shall be three years from the date of issuance of the certificate of high and new technology enterprise. The enterprise can re-apply for such recognition as a high and new technology enterprise before or after the previous certificate expires. The enterprise shall, after being recognized as a high and new technology enterprise, fill out and submit annually the statements on annual development conditions for the previous year. Besides, if a high and new technology enterprise has changed its name or has undergone any major change concerning the recognition conditions (such as a division, merger, reorganization or change of business), it shall report the change within three months and recognition institution will review whether it continues to be qualified as high and new technology enterprise. Yao Fang has obtained the certificate of high and new technology enterprise on December 6, 2019.

Dividend Withholding Tax

The EIT Implementation Rules provide that, from January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident enterprise shareholders that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but whose relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. The income tax on dividends may be further reduced pursuant to a tax treaty between the PRC and the jurisdictions in which non-PRC shareholders reside.

Value-Added Tax

Pursuant to the Provisional Regulation of the PRC on Value-Added Tax, which was promulgated by the State Council on December 13, 1993 and amended in 2008, 2016 and 2017 and its implementation rules, entities or individuals engaging in the sale of goods, the provision of processing services, repairs and replacement services, sale of services, intangible assets or real property, or the importation of goods within the territory of the PRC must pay value-added tax.

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

Agreements that Allow Us to Receive Economic Benefits from Our Variable Interest Entities

Exclusive Support Services Agreements. Yao Fang entered into exclusive support services agreements with each of our variable interest entities. Pursuant to these agreements, Yao Fang has the exclusive right to provide our variable interest entities with support services, including training, financial support, equipment and asset support, labor support, intellectual property support and other services relating to the day-to-day operations of our variable interest entities. Without Yao Fang’s prior written consent, our variable interest entities shall not accept any services or similar services covered by these agreements from any third party. Pursuant to the amended exclusive support services agreements entered into with each of our variable interest entities in September 2019, our variable interest entities agree to pay service fees in an amount equivalent to the balance calculated as 3% of quarterly revenue (exclusive of revenue from related parties) of our variable interest entities on a quarterly basis. Yao Fang has the right to delay or waive payment of service fees at its discretion and the service fee level is subject to adjustment at any time upon mutual agreement between Yao Fang and our variable interest entities. Yao Fang owns the intellectual property rights arising out of the services performed under these agreements. Unless Yao Fang terminates these agreements or pursuant to other provisions of these agreements, these agreements will remain effective for ten years to be automatically extended for another ten years thereafter.

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

A.                                    Property, Plant and Equipment

As of December 31, 2019, we leased office space in Shanghai with an area of approximately 4,463 square meters. As of December 31, 2019, we also leased office space in Guangzhou, Wuhan, Beijing, Chengdu, Chongqing, Tianjin, Hefei, Fuzhou, Haiyan and Anshun with a total area of approximately 5,463 square meters. In addition, we leased properties in various locations in China for operations of Yi Hao Pharmacies, with a total area of approximately 2,288 square meters as of December 31, 2019. With respect to our fulfillment centers, we leased these facilities with a total area of approximately 67,211 square meters in Kunshan, Guangzhou, Tianjin, Chongqing, Wuhan and Fuzhou as of December 31, 2019. We lease our premises from unrelated third parties under operating lease agreements. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth, especially as we expand our fulfillment network and establish more fulfillment centers.

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

A.                                    Operating Results

Overview

Today, we provide hundreds of millions of consumers with better access to pharmaceutical products and medical services, directly through our online retail pharmacy and indirectly through our offline pharmacy network. In 2016, we commenced our online medical services through our internet hospital, 1 Clinic (1 诊 ), to provide consumers with cost-effective and convenient online consultation and electronic prescription services.

We are building our core competencies in the areas of smart supply chain, cloud-based solutions, big data and medical expertise, and are reshaping the pharmaceutical value chain in China using our New Retail platform. Not only do we serve consumers directly through our online retail pharmacy, we also enabled more than 235,000 offline pharmacies to better serve their consumers as of December 31, 2019. Our online wholesale pharmacy, 1 Drug Mall (1 药城 ), serves as a one-stop shop for pharmacies to source a vast selection of  pharmaceutical products.

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

We successfully implemented our business transformation and our revenue reached RMB959.5 million in 2017, RMB1,786.0 million in 2018 and RMB3,952.1 million (US$567.7 million) in 2019, of which product revenues from the B2B segment reached RMB86.9 million, RMB922.8 million and RMB3.17 billion (US$454.8 million), respectively. Our net loss margin improved from 26.0% in 2017 to 21.4% in 2018 and further to 12.7% in 2019.

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

•                  Consumers . Historically, our revenue growth was primarily driven by the sale of pharmaceutical and other health and wellness products through our online retail pharmacy to consumers. Steady and continued growth of our consumer base and their stickiness to our platform allows us to maintain a solid foundation for our business to continue to expand.

•                  Pharmacies . Since we launched our online wholesale pharmacy, 1 Drug Mall, in May 2017, we have significantly increased the scale of our B2B business through the sale of pharmaceutical products to pharmacies. As of December 31, 2019, we have served more than 235,000 pharmacies, compared to over 150,000 pharmacies as of December 31, 2018 and over 48,000 pharmacies as of December 31, 2017. We have also diversified the types of pharmacy customers we serve and have expanded our reach not only to independent pharmacies and pharmacy chains, but also to in-house pharmacies within clinics and private hospitals. We have thus far accumulated considerable offline pharmacy resources, which contributed to the increase of product revenues from the B2B segment to RMB3.17 billion (US$454.8 million) in 2019. We expect to further expand our offline pharmacy market and to develop this revenue stream. Product revenues from the B2B segment contributed 9.0%, 51.6% and 80.1% to our total net revenues in 2017, 2018 and 2019, respectively.

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

Our Ability to Control Operating Costs and Expenses and Improve Efficiency

Our cost of products sold represents primarily the purchase price of products and inbound shipping charges if any, as well as inventory write-downs. In 2019, we sourced our products from over 1,000 suppliers, including pharmaceutical companies and distributors. As our business further grows in scale, we expect to obtain more favorable terms from suppliers, including pricing terms, credit period and volume-based rebates. In addition, we aim to create value for our suppliers, especially pharmaceutical companies, by providing an effective and transparent channel for selling large volumes of their products online and by offering them valuable data insights on market demand, customer preferences and supply chain information. We believe this value proposition will also help us deepen our relationships with suppliers, obtain favorable terms and reduce our procurement costs. Our selling and marketing expenses are a significant contributor to our operating costs and expenses, and they primarily consist of payroll, bonus and employee benefits of sales and marketing staff, advertising costs, agency fees and costs for promotional materials. In 2017, 2018 and 2019, selling and marketing expenses amounted to 19.8%, 14.6% and 8.6% of our total net revenues, respectively. We expect our selling and marketing expenses to remain substantial in absolute terms as we implement new business initiatives, such as deploying additional sales personnel to promote our 1 Drug Mall and our value-added services to pharmacies. As our business grows, we anticipate that our technology and fulfillment expenses will increase in absolute terms in the foreseeable future in light of our anticipated expansion and investment plans.

In 2019, we continued to expand our B2B business with the increase in our marketing and sales and, as a result, our cost of products sold increased.

We continuously seek to streamline our operations and improve our supply chain and inventory management. Controlling costs and operating expenses to achieve optimal operating efficiency is important to our success. As our business grows in scale, we expect to have significant operating leverage and realize structural cost savings.

Key Components of Results of Operations

Net Revenues

The following table sets forth the components of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
		(in thousands, except for percentages)
Product revenues
B2C segment product revenues	862,327	89.9	847,476	47.5	763,254	109,635	19.3
B2B segment product revenues	86,890	9.0	922,751	51.6	3,166,444	454,831	80.1
Total product revenues	949,217	98.9	1,770,227	99.1	3,929,698	564,466	99.4
Service revenues	10,269	1.1	15,743	0.9	22,355	3,211	0.6
Total	959,486	100.0	1,785,970	100.0	3,952,053	567,677	100.0

Product revenues. We generate and report product revenues under our direct sales model from two reportable segments: the B2C segment and the B2B segment. Product revenues from our B2C segment are generated from the sale of pharmaceutical and other health and wellness products through 1 Drugstore, cellular phone application, other online channels and offline pharmacies to consumers and certain enterprise customers. We also generate product revenues from the B2B segment through the sale of pharmaceutical products to pharmacies on 1 Drug Mall. Our product revenues, in particular, those from B2B segment, have grown significantly and we expect continued growth as we attract more pharmacies as customers. Our product revenue from the B2B business segment in 2019 reached RMB3.17 billion (US$454.8 million), representing a 243.2% increase from 2018.

Service revenues. Service revenues primarily consist of marketplace (MP) service fees we charge to marketplace sellers to which we provide access to 1 Drugstore where they are able to effectively sell their products. We charge marketplace sellers commission fees equal to an agreed percentage of the sales price of the product when a sale is completed and also charge marketplace sellers an annual non-refundable up-front fee for platform usage. We refer to these fees as MP service revenue. Since we launched our MP service, it has made substantial contribution to our service revenues. Our service revenues increased significantly by 42.7% from RMB15.7 million in 2018 to RMB22.4 million (US$3.2 million) in 2019, which was primarily attributable to an increase of RMB3.2 million (US$0.5 million) in B2B MP service revenues. We also generate service revenues by providing other ancillary services, mainly online medical consultation services. We expect our service revenues, although not a material contribution to our net revenues currently or in the near future, to grow as we expand our online marketplace and increase the service coverage of our cloud-based solutions, such cloud prescription services and data services to more pharmacies and pharmaceutical companies.

Operating costs and expenses

The following table sets forth the components of our operating costs and expenses by amounts and percentages of total operating costs and expenses for the periods presented:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating costs and expenses:
Cost of products sold	(868,719)	71.6	(1,681,700)	76.9	(3,786,870)	(543,950)	85.2
Fulfillment expenses	(55,880)	4.6	(73,930)	3.4	(128,996)	(18,529)	2.9
Selling and marketing expenses	(190,074)	15.6	(260,040)	11.9	(340,562)	(48,919)	7.6
General and administrative expenses	(53,434)	4.4	(98,759)	4.5	(123,501)	(17,740)	2.8
Technology expenses	(48,133)	4.0	(71,248)	3.3	(61,902)	(8,892)	1.4
Other operating income (expenses), net	2,732	(0.2)	(668)	0.0	(3,735)	(536)	0.1
Total	(1,213,508)	100.0	(2,186,345)	100.0	(4,445,566)	(638,566)	100.0

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

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Net Revenues:
Product revenues	949,217	98.9	1,770,227	99.1	3,929,698	564,466	99.4
Service revenues	10,269	1.1	15,743	0.9	22,355	3,211	0.6
Total net revenues	959,486	100.0	1,785,970	100.0	3,952,053	567,677	100.0
Operating costs and expenses:
Cost of products sold	(868,719)	(90.5)	(1,681,700)	(94.2)	(3,786,870)	(543,950)	(95.8)
Fulfillment expenses	(55,880)	(5.8)	(73,930)	(4.1)	(128,996)	(18,529)	(3.3)
Selling and marketing expenses(1)	(190,074)	(19.8)	(260,040)	(14.6)	(340,562)	(48,919)	(8.6)
General and administrative expenses(1)	(53,434)	(5.6)	(98,759)	(5.5)	(123,501)	(17,740)	(3.1)
Technology expenses(1)	(48,133)	(5.0)	(71,248)	(4.0)	(61,902)	(8,892)	(1.6)
Other operating income (expenses), net	2,732	0.3	(668)	(0.0)	(3,735)	(536)	(0.1)
Total operating costs and expenses	(1,213,508)	(126.4)	(2,186,345)	(122.4)	(4,445,566)	(638,566)	(112.5)
Loss from operations	(254,022)	(26.4)	(400,375)	(22.4)	(493,513)	(70,889)	(12.5)
Interest income	4,013	0.4	4,352	0.2	4,802	690	0.1
Interest expense	(55)	0.0	—	—	(3,622)	(520)	(0.1)
Foreign exchange gain (loss)	(3,492)	(0.4)	2,459	0.1	(10,328)	(1,484)	(0.2)
Other income (loss), net	4,229	0.4	11,531	0.6	834	120	0.0
Loss before income taxes	(249,327)	(26.0)	(382,033)	(21.4)	(501,827)	(72,083)	(12.7)
Income tax expense	—	—	(8)	(0.0)	—	—	—
Net loss	(249,327)	(26.0)	(382,041)	(21.4)	(501,827)	(72,083)	(12.7)

(1)         Share-based compensation expenses are allocated to operating expense line items as follows:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
General and administrative expenses	5,176	22,477	25,412	3,650
Selling and marketing expenses	3,674	23,561	24,772	3,558
Technology expenses	1,071	5,321	4,097	589
Total	9,921	51,359	54,281	7,797

The Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

Net Revenues

Our net revenues increased by 121.3 % from RMB1.79 billion in 2018 to RMB3.95 billion (US$567.7 million) in 2019. This increase was primarily due to the significant increase in product revenues from B2B segment. Our net revenues experienced consistent monthly growth and are significantly impacted by the annual and mid-year e-commerce festivals.

Product Revenues by Segment. Product revenues increased by 122.0% from RMB1.77 billion in 2018 to RMB3.93 billion (US$564.5 million) in 2019, due to an increase in the number of offline pharmacies through which more products were sold. We experienced a significant increase in product revenues from B2B segment, which increased by 243.2% to RMB3.17 billion (US$454.8 million) from RMB922.8 million last year. Product revenues from B2C segment decreased by 9.9% to RMB763.3 (US$109.6 million) from RMB847.5 million last year.

Service revenues. Our service revenues increased by 42.7% from RMB15.7 million in 2018 to RMB22.4 million (US$3.2 million) in 2019, which was primarily attributable to the launch of our B2B MP service in 2018 and the expansion of our B2C MP services.

Segment Cost of Products Sold

Cost of products sold increased by 125.2% from RMB1,681.7 million in 2018 to RMB3,786.9 million (US$544.0 million) in 2019, in line with our overall revenue growth, which is primarily attributable to growth in sales and a change in revenue mix with a much higher proportion of B2B business.

Segment Profit/Loss

As a result of the foregoing, our segment profit from our B2C segment increased by 35.0% from RMB80.4 million in 2018 to RMB108.5 million (US$15.6 million) in 2019, while our segment profit from our B2B segment increased by 324.7% from RMB8.1 million in 2018 to RMB34.4 million (US$4.9 million) in 2019.

Operating Costs and Expenses

Our operating costs and expenses increased by 103.3% from RMB2,186.3 million in 2018 to RMB4,445.6 million (US$638.6 million) in 2019, with increases in the following categories of operating expenses.

Cost of Products Sold. Our cost of products sold increased by 125.2 % from RMB1,681.7 million in 2018 to RMB3,786.9 million (US$544.0 million) in 2019, primarily due to growth in sales and a change in revenue mix with a much higher proportion of B2B business.

Fulfillment Expenses. Our fulfillment expenses increased by 74.6% from RMB73.9 million in 2018 to RMB129.0 million (US$18.5 million) in 2019, primarily as a result of growth In B2B business. Fulfillment expenses accounted for 3.3% of net revenue in 2019 as compared to 4.1.% last year.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 31.0% from RMB260.0 million in 2018 to RMB340.6 million (US$48.9 million) in 2019. The increase was primarily attributable to increase in sales staff and expenses associated with the expansion of B2B business. Selling and marketing expenses accounted for 8.6% of net revenue in 2019 as compared to 14.6% last year.

General and Administrative Expenses. Our general and administrative expenses increased by 25.0% from RMB98.8 million in 2018 to RMB123.5 million (US$17.7 million) in 2019. The increase was primarily due to increases in managerial staff and professional service fees.  General and administrative expenses accounted for 3.1% of net revenue in 2019 as compared to 5.5% last year.

Technology Expenses. Our technology expenses decreased by 13.1% from RMB71.2 million in 2018 to RMB61.9 million (US$8.9 million) in 2019, mainly due to improvements in our system development efficiency and implementation of automation tools.  Technology expenses accounted for 1.6% of net revenue in 2019 as compared to 4.0% last year .

Net Loss

As a result of the foregoing, we recorded a net loss of RMB501.8 million (US$72.1 million) in 2019 and a net loss of RMB382.0 million in 2018.

The Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

Net Revenues

Our net revenues increased by 86.1% from RMB959.5 million in 2017 to RMB1,786.0 million in 2018. This increase was primarily due to the significant increase in product revenues from B2B segment. Our net revenues experienced consistent monthly growth and are significantly impacted by the annual and mid-year e-commerce festivals.

Product Revenues by Segment. Product revenues increased by 86.5% from RMB949.2 million in 2017 to RMB1,770.2 million in 2018, due to an increase in the number of offline pharmacies through which more products were sold. We experienced a significant increase in product revenues from B2B segment, which increased by 961.9% to RMB922.8 million from RMB86.9 million last year. Product revenues from B2C segment decreased by 1.7% to RMB847.5 from RMB862.3 million in 2017.

Service revenues. Our service revenues increased by 52.4% from RMB10.3 million in 2017 to RMB15.7 million in 2018, which was primarily attributable to the launch of our B2B MP service in 2018 and the expansion of our B2C MP services.

Segment Cost of Products Sold

Cost of products sold increased by 93.6% from RMB868.7 million in 2017 to RMB1,681.7 million in 2018, in line with our overall revenue growth, which is primarily attributable to growth in sales and a change in revenue mix with a much higher proportion of B2B business.

Segment Profit/Loss

As a result of the foregoing, our segment profit from our B2C segment decreased by 2.2% from RMB82.2 million in 2017 to RMB80.4 million in 2018, while our segment profit from our B2B segment was RMB8.1 million in 2018.

Operating Costs and Expenses

Our operating costs and expenses increased by 80.2% from RMB1,213.5 million in 2017 to RMB2,186.3 million in 2018, with increases in in the following categories of operating expenses.

Cost of Products Sold. Our cost of products sold increased by 93.6% from RMB868.7 million in 2017 to RMB1,681.7 million in 2018, primarily due to growth in sales and a change in revenue mix with a much higher proportion of B2B business.

Fulfillment Expenses. Our fulfillment expenses increased by 32.2% from RMB55.9 million in 2017 to RMB73.9 million in 2018, primarily as a result of growth in B2B business. Fulfillment expenses accounted for 4.1% of net revenue in 2018 as compared to 5.8% last year.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 36.8% from RMB190.1 million in 2017 to RMB260.0 million in 2018. The increase was primarily attributable to increase in the number of sales staff and expenses associated with the expansion of B2B business. Selling and marketing expenses accounted for 14.6% of net revenue in 2018 as compared to 19.8% last year.

General and Administrative Expenses. Our general and administrative expenses increased by 85.0% from RMB53.4 million in 2017 to RMB98.8 million in 2018. The increase was primarily due to the following reasons:

(a)         increase in management salary by 42.3% from RMB26.0 million in 2017 to RMB37.0 million in 2018. The increase was primarily due to an increase of management headcount;

(b)         increase in share-based compensation by 332.7% from RMB5.2 million in 2017 to RMB22.5 million in 2018. The increase was primarily due to growth of management team; and

(c)          increase in consulting service by 358.3% from RMB2.4 million in 2017 to RMB11.0 million in 2018. The increase was primarily due to IPO-related consulting service.

Technology Expenses. Our technology expenses increased by 48.0% from RMB48.1 million in 2017 to RMB71.2 million in 2018, mainly due to investments in platform and product development, including the recruitment of technology-related staffs. Technology expenses accounted for 4.0% of net revenue in 2018 as compared to 5.0% in 2017.

Net Loss

As a result of the foregoing, we recorded a net loss of RMB382.0 million in 2018 and a net loss of RMB249.3 million in 2017.

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

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Inventories

Inventories, consisting of products available for sale, are accounted for using the weighted average cost method, and are valued at lower of cost or the net realizable value. Adjustments are recorded to write down the cost of inventory to the estimated market value due to slow-moving or damaged products, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. Write-downs are recorded in cost of products sold in the consolidated statements of comprehensive loss.

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

We are entitled to return any product for incorrect delivery, packing or delivering damages or other serious quality issues. We estimate sales return based on historical experience. The amount of sales returns accrual was insignificant as of December 31, 2017, 2018 and 2019.

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

Share-based Compensation

Awards Granted to Employees

We grant employee share options to eligible employees and accounts for these share based awards in accordance with ASC 718 Compensation—Stock Compensation .

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

Awards Granted to Non-Employees

Prior to the adoption of Accounting Standard Update 2018-07 Compensation — Stock Compensation (Topic 718), Improvements to Nonemployee Share-Based Payment Accounting on January 1, 2019, we have accounted for equity instruments issued to non-employees in accordance with the provisions of ASC 505, Equity-based payments to nonemployees. All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. As there is no performance commitment associated with the equity instrument issued to non-employees, we re-measure the awards using the then-current fair value at each reporting date until the measurement date, generally when the services are completed and awards are vested, and attribute the changes in those fair values over the service period by the straight-line method. Details are included in note 2 to our consolidated financial statements included elsewhere in this annual report.

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

B.            Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated by the issuance of preferred shares in private placements and our initial public offering in 2018. As of December 31, 2017, 2018 and 2019, we had RMB167.7 million, RMB853.7 million and RMB581.3 million (US$83.5 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and demand deposits. In addition, as of December 31, 2017, 2018 and 2019, we had RMB293.5 million, RMB252.8 million and nil, respectively, in short-term investments. Our short-term investments consist of wealth management products, which are financial products with variable interest rates purchased from financial institutions with an original maturity period of less than one year. Our operating cash flow and cash are also affected by our ability to manage our inventory effectively and to enhance our overall supply chain efficiency. We believe that our supply chain and effective inventory management, which have resulted in reduced inventory turnover days, support the growing scale of our business, free our valuable working capital and improve our liquidity.

In December 2018, certain of our subsidiaries entered into a revolving credit facility that allows us to borrow up to RMB500,000 for working capital purpose which will expire in two years. Any draw down on the credit facility will mature within 6 months. Cash deposits or notes receivable are required to be pledged for any draw down. As of December 31, 2018, no amounts had been drawn on the line of credit facility. During the year ended December 31, 2019, RMB112,334 were drawn down and RMB47,253 were repaid with the balance of RMB65,081 outstanding as of December 31, 2019. As of December 31, 2019, RMB116,441 restricted cash deposits and RMB14,264 notes receivable were pledged to the bank.

In September 2019, Yao Fang entered into a credit agreement which provides a revolving credit facility that allows us to borrow up to RMB100,000 for working capital purpose in one year. Any draw down on the credit facility will be charged with interest at six-month loan prime rate published by People’s Bank of China. The borrowings were guaranteed by Yihao Pharmacy. During the year ended 2019, RMB38,585 were drawn down and RMB8,585 were repaid with the balance of RMB30,000 outstanding as of December 31, 2019.

After considering all facts available to us as of the date of this annual report, including the impact of  COVID-19 pandemic, we believe that our current cash and cash equivalents, short-term investments and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months.

We may, however, need additional capital in the future to fund our continued operations in light of the perceived impact of COVID-19 pandemic on domestic and global economy. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or the incurrence of convertible loans would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all, and the availability of financing options will be affected by the slowdown in the growth of the global or Chinese economies or any liquidity or credit drainage in the global or Chinese finance sectors if triggered by the COVID-19 pandemic.

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

The following table sets forth material amounts of cash and short-term investments disaggregated by currency denomination as of December 31, 2019 in each jurisdiction in which our affiliated entities are domiciled:

	PRC	Hong Kong	Cayman Islands
	(RMB in thousands)
Cash in RMB	330,877	5,706	—
Cash in US$	33,759	34,938	176,001

Cash Flows

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(204,372)	(343,018)	(512,382)	(73,599)
Net cash provided by (used in) investing activities	(36,125)	44,454	237,675	34,140
Net cash provided by financing activities	49,500	972,697	108,987	15,655
Net increase (decrease) in cash and cash equivalents, and restricted cash	(205,845)	686,080	(156,018)	(22,410)
Cash and cash equivalents, and restricted cash at the beginning of period	373,505	167,660	853,740	122,632
Cash and cash equivalents, and restricted cash at the end of period	167,660	853,740	697,722	100,222

Operating Activities

Net cash used in operating activities in 2019 was RMB512.4 million (US$73.6 million) and primarily consisted of our net loss of RMB501.8 million (US$72.1 million), as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustment for non-cash items primarily included RMB54.3 million (US$7.8 million) of share-based compensation expenses, RMB11.7 million (US$1.7 million) of depreciation and amortization expenses and RMB11.0 million (US$1.6 million) of investment loss and RMB25.4 million (US$3.6 million) of noncash lease expense, partially offset by an increase in investment income of RMB9.6 million (US$1.4 million). In 2019, the principal items accounting for the changes in operating assets and liabilities were an increase in inventory of RMB276.2 million (US$39.7 million), partially offset by an increase of RMB232.1 million (US$33.3 million) in accounts payable and an increase in accrued expenses and other current liabilities of RMB74.4 million (US$10.7 million). The increases in accounts payable and inventory were primarily due to an increase in our inventory storage level to meet increased demands.

Net cash used in operating activities in 2018 was RMB343.0 million and primarily consisted of our net loss of RMB382.0 million, as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustment for non-cash items primarily included RMB51.4 million of share-based compensation expenses and RMB11.3 million of depreciation and amortization expenses, partially offset by an increase in investment income of RMB10.9 million. In 2018, the principal items accounting for the changes in operating assets and liabilities were an increase of RMB84.1 million in accounts payable, partially offset by an increase in inventory of RMB66.8 million and an increase in prepayments and other current assets of RMB56.3 million. The increases in accounts payable and inventory were primarily due to an increase in our inventory storage level to meet increased demands.

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

Investing Activities

Net cash provided by investing activities in 2019 was RMB237.7 million (US$34.1 million), consisting primarily of proceeds from sale or maturity of short-term investments of RMB863.1 million (US$124.0 million), partially offset by purchases of short-term investments of RMB601.0 million (US$86.3 million).

Net cash provided by investing activities in 2018 was RMB44.5 million, consisting primarily of proceeds from sale or maturity of short-term investments of RMB578.4 million, partially offset by purchases of short-term investments of RMB519.2 million.

Net cash used in investing activities in 2017 was RMB36.1 million, consisting primarily of purchase of short-term investments of RMB109.4 million, partially offset by proceeds from sale or maturity of short-term investments of RMB80.2 million.

Financing Activities

Net cash provided by financing activities in 2019 was RMB109.0 million (US$15.7 million), consisting of proceeds from short-term bank borrowings of RMB150.9 million (US$21.7 million), net proceeds from issuance of other financing activities of RMB25.6 million (US$3.7 million) and proceeds from ordinary shareholders of RMB11.3 million (US$1.6 million), partially offset by repayment of short-term bank borrowings of RMB55.8 million (US$8.0 million) and payments for share repurchases of RMB23.0 million (US$3.3 million).

Net cash provided by financing activities in 2018 was RMB972.7 million, consisting of proceeds from preferred shareholders of RMB277.8 million and net proceeds from our initial public offering of RMB694.9 million.

Net cash provided by financing activities in 2017 was RMB49.5 million, consisting almost entirely of proceeds from preferred shareholders of RMB49.5 million.

Capital Expenditures

We made capital expenditures of RMB6.9 million, RMB14.8 million and RMB24.6 million (US$3.5 million) in 2017, 2018 and 2019, respectively. In these periods, our capital expenditures were primarily used for purchases of property, equipment and software. We will continue to make capital expenditures, including establishing more fulfillment centers to meet the expected growth of our business.

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

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2019 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.            Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, including interest payments, as of December 31, 2019:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in RMB thousands)
Operating lease commitments	97,014	34,948	39,759	18,015	4,292
Total	97,014	34,948	39,759	18,015	4,292

Our operating lease commitments relate to our leases of certain offices and fulfillment centers. Our lease expenses for the years ended December 31, 2017, 2018 and 2019 were RMB23.9 million, RMB27.1 million and RMB29.7 million (US$4.3 million), respectively.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2019.

G.            Safe Harbor

See “Forward-Looking Information” on page 3 of this annual report.

Item 6.   Directors, Senior Management and Employees

A.            Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Gang Yu	60	Co-founder and Co-Chairman
Junling Liu	55	Co-founder, Co-Chairman and Chief Executive Officer
Yang Chen	49	Chief Financial Officer
Leon Lian Yong Chen	57	Director
Nee Chuan Teo	49	Independent Director
Jian Sun	55	Independent Director
Jun Luo	52	Independent Director

Dr. Gang Yu is our co-founder and has served as our executive chairman since 2015. Since September 2018, Dr. Yu has served as our co-chairman. Dr. Yu has over 23 years of experience in the technology sector and 14 years of experience in the e-commerce industry. He is a recipient of numerous prestigious international awards, including the 2002 Franz Edelman Management Science Achievement Award from INFORMS and the 2012 Martin K. Starr Excellence in Production and Operations Management Practice Award from POMS. Dr. Yu co-founded and served as chairman of YHD.com, a leading e-commerce company in China. Dr. Yu currently serves as an independent director on the board of Baozun, Inc. (Nasdaq: BZUN), as a director of Midea Group Co., Ltd. (SZSE: 000333) and LightInTheBox Holding Co., Ltd. (NYSE: LITB), and as the co-chairman of the board of Zall Group (02098.HK). Prior to founding YHD.com, Dr. Yu served as the vice president of Worldwide Procurement at Dell Inc. from 2006 to 2007 and the vice president of Worldwide Supply Chain at Amazon.com from 2004 to 2006. Before Amazon, Dr. Yu was the chair professor at McCombs School of Business at The University of Texas at Austin from 1989 to 2004. Dr. Yu received his bachelor’s degree in science from Wuhan University in 1982, master’s degree in physics from Cornell University in 1986 and Ph.D. degree in decision sciences from The Wharton School of the University of Pennsylvania in 1990. Dr. Yu has been a member of the Board of Overseers of The Wharton School of the University of Pennsylvania since 2019. Dr. Yu has published 6 books and over 80 journal articles. Dr. Yu also holds three U.S. patents related to airline optimization solutions.

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

Dr. Leon Lian Yong Chen has served as our director since May 2019. Dr. Chen is the chief executive officer and a founding managing partner of 6 Dimensions Capital, a major healthcare investment firm with coverage across China and the United States. A seasoned life sciences venture capitalist, senior management executive, entrepreneur and scientific inventor, Dr. Chen founded Frontline BioVentures in 2012, which merged with WuXi Healthcare Ventures in May 2017 to form 6 Dimensions Capital. Dr. Chen was also a partner at FIL Capital Management (Hong Kong) Limited in Asia from May 2008 to March 2014. Dr. Chen has served as a director at CStone Pharmaceuticals (02616.HK) since August 2018. Dr. Chen has served as a non-executive director at Hua Medicine (02552.HK) since May 2018. Dr. Chen has also served as a director of Shanghai Hile Bio-Pharmaceutical Co. Ltd. (6037180.SS) since December 2014. Dr. Chen conducted post-doctoral research at the Massachusetts Institute of Technology and is the holder of six issued United States patents. He was a key member of the discovery team of Zytia/Vytorin, a multimillion dollar drug, while working with Schering-Plough, now part of Merck & Co., the pharmaceutical giant. As a management consultant, his past affiliations include McKinsey & Company in Brussels, Belgium; Ernst & Young in Palo Alto, California; and Life Science Strategic Consulting in San Francisco, California. Dr. Chen received his undergraduate degree in chemistry from Peking University in 1984 and his Ph.D. degree from the University of Louvain-La-Neuve in 1991.

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

B.            Compensation

For the year ended December 31, 2019, we paid an aggregate of approximately RMB8.8 million (US$1.3 million) in cash and other benefits to our directors and executive officers. For share incentive grants to our officers and directors, see “—Share Incentives.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Under the 2013 Policy, the 2014 Policy and the 2016 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 13,671,109 ordinary shares. As of the date of this annual report, options to purchase a total of 7,412,062 ordinary shares and 60,000 restricted share units were granted and outstanding under the 2013 Policy, the 2014 Policy and the 2016 Plan.

2018 Plan

In August 2018, we adopted our 2018 Share Incentive Plan, or the 2018 Plan, which became effective on September 15, 2018, one day after the completion of our initial public offering, replacing the 2016 Plan in its entirety. The 2018 Plan allows us to offer share-based incentive awards to employees, officers, directors and individual consultants who render services to us. The 2018 Plan permits the grant of options, restricted shares and restricted share units, or other types of awards, in the form of cash or otherwise, as approved by our board of directors or a committee thereof. The maximum number of Class A ordinary shares that may be issued pursuant to all awards under the 2018 Plan is 13,671,109, plus an annual increase on the first day of each fiscal year of our company during the ten-year term of the 2018 Plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to the lesser of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by our board of directors. Upon the effectiveness of the 2018 Plan, we no longer grant any awards under the 2016 Plan. Outstanding awards granted under the 2016 Plan will remain effective and be subject to the terms and conditions of the 2018 Plan. As of the date of this annual report, options to purchase a total of 2,234,697 Class A ordinary shares and 3,088,629 restricted share units were granted and outstanding under the 2018 Plan. The following paragraphs summarize the terms of the 2018 Plan:

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

The following table summarizes, as of the date of this annual report, the outstanding share incentive awards we have granted to our directors and executive officers under the 2013 Policy, the 2014 Policy, the 2016 Plan and the 2018 Plan:

Name	Ordinary Shares Underlying Outstanding Share Incentive Awards	Exercise Price ($/Share)	Grant Date	Expiration Date
Gang Yu	*	†	4/13/2020	4/12/2030
Junling Liu	*	†	4/13/2020	4/12/2030
Yang Chen	*	$4.47	3/31/2019	3/30/2029
	*	†	2/28/2019	2/27/2029
	*	$2.52	1/1/2020	12/31/2029
	*	†	1/1/2020	12/31/2029
	*	†	4/13/2020	4/12/2030
Leon Lian Yong Chen	*	†	6/1/2019	5/31/2029
Nee Chuan Teo	*	†	9/12/2018	9/11/2028
Jian Sun	*	†	9/12/2018	9/11/2028
Jun Luo	*	†	9/12/2018	9/11/2028
All directors and executive officers as a group	1,500,980

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

D.                                    Employees

The following table sets forth the numbers of our employees categorized by function as of December 31, 2019.

	As of December 31, 2019
	Number	% of Total
Functions:
Wholesale pharmacy business	1174	60.8%
Retail pharmacy business	245	12.7%
Supply chain	73	3.8%
Procurement	142	7.3%
Research and development and IT	200	10.4%
General and administrative	98	5.0%
Total	1,932	100.0%

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

E.                                    Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2020 by:

•                  each of our current directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our shares.

The calculations in the table below are based on 164,718,782 ordinary shares outstanding as of March 31, 2020, comprising of (i) 92,718,782 Class A ordinary shares, and (ii) 72,000,000 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after March 31, 2020, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A Ordinary	Class B Ordinary	Percentage of total ordinary shares on an as-converted	Percentage of aggregate voting
	Shares	Shares	basis	power†
Directors and Executive Officers:*
Gang Yu(1)(10)	—	36,000,000	21.9	46.0
Junling Liu(2)(7)	1,066,686	36,000,000	22.5	46.1
Yang Chen	**	**	**	**
Leon Lian Yong Chen(3)	—	—	—	—
Nee Chuan Teo(4)	—	—	—	—
Jian Sun(5)	**	**	**	**
Jun Luo(6)	—	—	—	—
All directors and executive officers as a group	1,329,108	72,000,000	44.5	92.2
Principal Shareholders:
Sunny Bay Global Limited(7)	—	36,000,000	21.9	46.0
ClearVue Partners, L.P.(8)	20,374,002	—	12.4	1.7
Verlinvest Asia (HK) Limited(9)	15,748,935	—	9.6	1.3
Infinity Cosmo Limited(10)	—	11,494,252	7.0	14.7
First Pharmacia International(11)	8,690,562	—	5.5	0.7

Notes:

*                 Except for Dr. Leon Lian Yong Chen, Mr. Nee Chuan Teo, Mr. Jian Sun and Mr. Jun Luo, the business address of our directors and executive officers is 3-5/F, No. 295 ZuChongZhi Road, Pudong New Area, Shanghai, the People’s Republic of China.

**          Less than 1% of our total outstanding shares.

†                  For each person or group included in this column, percentage of aggregate voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to fifteen votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis.

(1)         Represents 24,505,748 Class B ordinary shares held by Dr. Gang Yu, and 11,494,252 Class B ordinary shares held by Infinity Cosmo Limited, a company incorporated in the British Virgin Islands. Infinity Cosmo Limited is controlled by Gang Yu Irrevocable Trust.

(2)         Represents 1,066,686 Class A ordinary shares held by Mr. Junling Liu and 36,000,000 Class B ordinary shares held by Sunny Bay Global Limited, a company incorporated in the British Virgin Islands. Sunny Bay Global Limited is wholly owned by Mr.  Liu.

(3)         The business address of Dr. Leon Lian Yong Chen is Block 6, No. 999 Huanke Road, Pudong New District, Shanghai, China.

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

(8)         Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on February 24, 2020.  Represents (i) 19,100,646 Class A ordinary shares, (ii) 141,665 ADSs (representing 283,330 Class A ordinary shares), (iii) 781,894 Class A ordinary shares issuable upon exercise of options held by ClearVue YW Holdings, Ltd. and (iv) 104,066 ADSs (representing 208,132 Class A ordinary shares) held by ClearVue Partners, L.P. ClearVue YW Holdings, Ltd. is wholly owned by ClearVue Partners, L.P., and as such, ClearVue Partners, L.P. may exercise voting and dispositive power over these shares held by ClearVue YW Holdings, Ltd. ClearVue Partners GP, L.P. is the general partner of ClearVue Partners, L.P., and as such, may exercise voting and dispositive power over the shares held by ClearVue YW Holdings, Ltd. by way of ClearVue Partners, L.P. and the shares held by ClearVue Partners, L.P. ClearVue Partners Ltd. is the general partner of ClearVue Partners GP, L.P., and as such, may exercise voting and dispositive power over the shares held by ClearVue YW Holdings, Ltd. and ClearVue Partners, L.P. by way of ClearVue Partners GP, L.P. Harry Chi Hui owns 60% of the equity interest in ClearVue Partners Ltd., and as such, may be deemed to share voting and dispositive power over the shares held by ClearVue YW Holdings, Ltd. and ClearVue Partners, L.P. The registered office address of ClearVue YW Holdings, Ltd. is Harneys Services (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, George Town, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to fifteen votes per share. We issued Class A ordinary shares represented by the ADSs in our initial public offering in September 2018. Holders of our Class B ordinary shares may choose to convert their Class B ordinary shares into the same number of Class A ordinary shares at any time. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

To our knowledge, as of March 31, 2020, a total of 47,597,499 ordinary shares, representing approximately 28.9% of our total outstanding ordinary shares, were held by two record shareholders in the United States, including The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Employment Agreements and Indemnification Agreements

See “ Item 6—Directors, Senior Management and Employees—C. Board Practices”

Share Incentive Plans

See “ Item 6. Directors, Senior Management and Employees—B. Compensation”

Transactions with Other Related Parties

In September 2018, we purchased electronic equipment for RMB157,000 from Zhejiang Youzhan Information Technology Co., Ltd., an entity controlled by our chief operating officers. No similar purchases were made in 2017 and 2019.

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

B.            Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association and the Companies Law (2020 Revision) of the Cayman Islands, referred to as the Companies Law below, and the common law of the Cayman Islands. The following are summaries of material provisions of our twelfth amended and restated memorandum and articles of association, as well as the Companies Law insofar as they relate to the material terms of our ordinary shares.

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

•                  confirm the number and category of shares held by each member, and confirm whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

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

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares will be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately. We are a “limited liability” company registered under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our memorandum and articles of association contains a declaration that the liability of our members is so limited.

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

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a shareholder of a Cayman Islands constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his or her shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting from a merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•                  the statutory provisions as to the required majority vote have been met;

•                  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•                  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•                  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following:

•                  an act which is illegal or ultra vires;

•                  an act which, although not ultra vires, could only be effected duly if authorized by a special or qualified majority vote that has not been obtained; and

•                  an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide that we shall indemnify our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore he owes the following duties to the company—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that, on the requisition of any shareholders holding shares which carry in aggregate not less than one-third of the total number of votes attaching to all issued and outstanding shares in our company that carry the right to vote at general meetings of our company, our board of directors shall convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Cayman Islands law does not prohibit cumulative voting, but our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, any of our directors may be removed by ordinary resolution of our shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Companies Law, our memorandum and articles of association may only be amended by special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Under our memorandum and articles of association, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company,” or PFIC, for United States federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible to cash are categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets.

Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. Although the law in this regard is unclear, we intend to treat our variable interest entities (including their subsidiaries) as being owned by us for United States federal income tax purposes, and we treat it that way, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of our variable interest entities (including their subsidiaries) for United States federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of our variable interest entities (including their subsidiaries) for United States federal income tax purposes, and based upon our current and expected income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2019 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

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

Individuals and other non-corporate U.S. holders will generally be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs are currently listed on the NASDAQ Global Market, which is an established securities market in the United States. We expect our ADSs will be considered to be readily tradable on an established securities market in the United States so long as our ADSs continue to be listed on the NASDAQ Global Market. Since we do not expect that our ordinary shares will be listed on established securities markets, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case, we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares as well as our ADSs. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares.

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

Because a mark-to-market election technically cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our ADSs will generally continue to be subject to the general PFIC rules with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. It should also be noted that it is intended that only the ADSs and not the ordinary shares are listed on the Nasdaq Global Market. Consequently, if a U.S. holder holds ordinary shares that are not represented by ADSs, such holder generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

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

As of December 31, 2019, we had Renminbi-denominated cash and cash equivalents of RMB336.6 million (US$48.3 million). A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2019 would result in a decrease of US$4.4 million in cash and cash equivalents. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2019 would result in an increase of US$5.4 million in cash and cash equivalents.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In 2019, we did not receive any reimbursement from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs.

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

As a result of our initial public offering, we raised an aggregate of approximately US$ 101.2 million in net proceeds, after deducting underwriting commissions and the offering expenses payable by us. For the period from September 12, 2018, the date that the F-1 Registration Statement was declared effective by the SEC, to the date of this annual report, we used US$75.9 million of the net proceeds from our initial public offering for general corporate purposes.

We still intend to use the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1, for (i) general corporate purposes, including investment in product development, sales and marketing activities, technology infrastructure, capital expenditures, improvement of corporate facilities and other general and administrative matters, and (ii) acquisition of, or investment in, technologies, solutions or business that complement our business .

Item 15.          Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2019. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2019.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm because we qualified as an “emerging growth company”  as defined under the JOBS Act as of December 31, 2019.

Changes in Internal Control over Financial Reporting

In 2018, we identified a material weakness relating to our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting controls and procedures, to address complex U.S. GAAP technical accounting and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirement set forth by the SEC.

To address this material weakness, we recruited a member of the American Institute of Certified Public Accountants with years of U.S. GAAP reporting experience and established a more sophisticated accounting team. Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the year ended December 31,
	2017	2018		2019
	(in thousands)
Audit fees and audit-related fees (1)	—	US$	1,671	US$	935

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

Item 16E.       Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On August 15, 2019, our board of directors authorized a share repurchase program, under which we may purchase up to US$10 million worth of our shares over the next 12 months from August 15, 2019. The US$10 million share repurchase program was publicly announced on August 15, 2019. The table below summarizes the repurchases we made in the periods indicated.

Month	Total Number of Ordinary Shares Purchased	Average Price Paid Per Ordinary Share (US$)	Total Number of Ordinary Shares Purchased as Part of Share Repurchase Program	Approximate Dollar Value of Ordinary Shares that may yet be Purchased Under Share Purchase Program (US$, in million)
August 2019	—	—	—	10.0
September 2019	1,045,296	4.15	1,045,296	5.7
October 2019	69,267	4.88	69,267	5.3
November 2019	27,399	5.10	27,399	5.2
December 2019	39,312	5.15	39,312	5.0
January 2020	126,037	6.71	126,037	4.1
February 2020	119,842	6.39	119,842	3.4
March 2020	10,000	6.38	10,000	3.3
April 1 through April 16, 2020	—	—	—	3.3

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

Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided letters to the Nasdaq Stock Market certifying that under Cayman Islands law, i) we are not required to have a majority of our board of directors comprised of independent directors, ii) we are not required to have a compensation committee of at least two members, each of whom must be an independent director, iii) we are not required to have a nominations committee comprised solely of independent directors, and iv) we are not required to hold annual shareholders meetings every year. We followed and intend to continue to follow our home country practice in lieu of the requirements to i) have our board of directors comprised of a majority of independent directors under Nasdaq Rule 5605(a)(2); (ii) have a compensation committee of at least two members, each of whom must be an independent director under Nasdaq Rule 5605(d)(2), (iii) have a nominations committee comprised solely of independent directors under Nasdaq Rule 5605(e)(1), and (iv) hold an annual meeting of shareholders no later than one year after the end of a fiscal year under Nasdaq Rule 5620(a).

Other than the home country practices described above, we are not aware of any significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Stock Market Rules.

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

2.4*	Description of Securities

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

4.23*	English translation of Amended Exclusive Support Services Agreement between Guangdong Yihao Pharmacy Co., Ltd. and Yao Fang Information Technology (Shanghai) Co., Ltd. dated July 1, 2019

4.24*	English translation of Amended Exclusive Support Services Agreement between Guangdong Yihao Pharmaceutical Chain Co., Ltd. and Yao Fang Information Technology (Shanghai) Co., Ltd. dated July 1, 2019

4.25*	English translation of Amended Exclusive Support Services Agreement between Shanghai Yaowang E-Commerce Co., Ltd. and Yao Fang Information Technology (Shanghai) Co., Ltd. dated July 1, 2019

8.1*	List of Principal Subsidiaries and Consolidated Affiliated Entities

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333-226849) filed with the Securities and Exchange Commission on August 15, 2018)

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

Date: April 16, 2020

111, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO SHAREHOLDERS AND THE BOARD OF DIRECTORS OF 111, INC.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of 111, Inc. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018,  the related consolidated statements of comprehensive loss, shareholders’ (deficit) equity, and cash flows for each of the three years in the period ended December 31, 2019 and the related notes and financial statement schedule included as Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(ag). Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 16, 2020

We have served as the Company’s auditor since 2018.

111, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2018	2019	2019
		RMB	RMB	US$ (Note 2 (ag))
ASSETS
Current assets:
Cash and cash equivalents		853,740	581,281	83,496
Restricted cash		—	116,441	16,726
Short-term investments	3	252,805	—	—
Accounts receivable, net of allowance of doubtful accounts of nil as of December 31, 2018 and 2019, respectively		28,569	65,247	9,372
Notes receivable	4	—	23,587	3,388
Inventories	5	210,836	486,271	69,848
Prepayments and other current assets	6	161,147	208,604	29,965
Total current assets		1,507,097	1,481,431	212,795
Property and equipment	7	20,302	29,836	4,286
Intangible assets		4,503	8,022	1,152
Long-term investments	8	11,140	140	20
Operating lease right-of-use assets	9	—	87,855	12,620
Other non-current asset		3,376	3,009	432
Total assets		1,546,418	1,610,293	231,305

LIABILITIES AND EQUITY
Current liabilities including amounts of the consolidated VIE without recourse to the Company (Note 2(b)):
Short-term borrowings	10	—	95,081	13,658
Accounts payable		212,258	444,334	63,825
Accrued expenses and other current liabilities	11	102,261	234,008	33,613
Total current liabilities		314,519	773,423	111,096
Long-term operating lease liabilities	9	—	57,011	8,189
Other non-current liabilities	12	8,135	5,936	853
Total liabilities		322,654	836,370	120,138
Commitments and contingencies (Note 21)

SHAREHOLDERS’ (DEFICIT) EQUITY
Ordinary shares Class A ($0.00005 par value per share; 800,000,000 and 800,000,000 shares authorized, 91,088,106 and 96,588,106 shares issued and 91,088,106 and 92,120,024 outstanding as of December 31, 2018 and 2019, respectively)	13	29	30	4
Ordinary shares Class B ($0.00005 par value per share; 72,000,000 shares authorized, 72,000,000 shares issued and outstanding as of December 31, 2018 and 2019)	13	25	25	4
Treasury shares (nil and 1,485,862 shares as of December 31 2018 and 2019, respectively)		—	(22,991)	(3,302)
Additional paid-in capital		2,540,878	2,606,486	374,398
Accumulated deficit		(1,383,729)	(1,883,335)	(270,524)
Accumulated other comprehensive income		67,073	76,441	10,980
Total shareholders’ equity		1,224,276	776,656	111,560
Non-controlling interest		(512)	(2,733)	(393)
Total equity		1,223,764	773,923	111,167
Total liabilities and equity		1,546,418	1,610,293	231,305

The accompanying notes are an integral part of these consolidated financial statements.

111, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands, except for share and per share data)

		Year Ended December 31,
	Note	2017	2018	2019	2019
		RMB	RMB	RMB	US$ (Note 2 (ag))
Net revenues	14	959,486	1,785,970	3,952,053	567,677
Operating costs and expenses:
Cost of products sold		(868,719)	(1,681,700)	(3,786,870)	(543,950)
Fulfillment expenses		(55,880)	(73,930)	(128,996)	(18,529)
Selling and marketing expenses		(190,074)	(260,040)	(340,562)	(48,919)
General and administrative expenses		(53,434)	(98,759)	(123,501)	(17,740)
Technology expenses		(48,133)	(71,248)	(61,902)	(8,892)
Other operating income (expenses), net		2,732	(668)	(3,735)	(536)
Total operating costs and expenses		(1,213,508)	(2,186,345)	(4,445,566)	(638,566)
Loss from operations		(254,022)	(400,375)	(493,513)	(70,889)
Interest income		4,013	4,352	4,802	690
Interest expense		(55)	—	(3,622)	(520)
Foreign exchange (loss) gain		(3,492)	2,459	(10,328)	(1,484)
Other income (loss), net		4,229	11,531	834	120
Loss before income taxes		(249,327)	(382,033)	(501,827)	(72,083)
Income tax expense	17	—	(8)	—	—
Net loss		(249,327)	(382,041)	(501,827)	(72,083)
Net loss attributable to non-controlling interest		747	1,950	2,221	319
Net loss attributable to ordinary shareholders		(248,580)	(380,091)	(499,606)	(71,764)

Other comprehensive income (loss)
Unrealized gains of available-for-sale securities, net of tax of nil for 2017, 2018 and 2019		5,181	8,734	7,335	1,054
Realized gains of available-for-sale securities, net of tax		(1,154)	(10,869)	(9,635)	(1,384)
Foreign currency translation adjustments		(21,347)	21,658	11,668	1,676
Comprehensive loss		(265,900)	(360,568)	(490,238)	(70,418)

Loss per share:
Basic and diluted	16	(3.45)	(3.82)	(3.05)	(0.44)

Weighted average number of shares used in computation of loss per share:
Basic and diluted	16	72,000,000	99,451,210	163,671,577	163,671,577

The accompanying notes are an integral part of these consolidated financial statements.

111, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY

(Amounts in thousands, except for share data)

	Ordinary Shares Class A		Ordinary Shares Class B		Treasury Shares		Additional			Accumulated Other	Non-	Total
	Outstanding shares	Amount	Share	Amount	Share	Amount	Paid-in Capital	Subscription receivables	Accumulated deficit	Comprehensive Income (Loss)	controlling Interest	(Deficit) Equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at January 1, 2017	72,000,000	25	—	—	—	—	2,200	(2,225)	(755,058)	64,870	2,185	(688,003)
Receipts of subscription receivables from shareholders	—	—	—	—	—	—	—	25	—	—	—	25
Share-based compensation	—	—	—	—	—	—	9,921	—	—	—	—	9,921
Net loss	—	—	—	—	—	—	—	—	(248,580)	—	(747)	(249,327)
Unrealized gains of available-for-sales securities, net of tax	—	—	—	—	—	—	—	—	—	5,181	—	5,181
Reclassification of realized gains, net of tax	—	—	—	—	—	—	—	—	—	(1,154)	—	(1,154)
Foreign currency translation	—	—	—	—	—	—	—	—	—	(21,347)	—	(21,347)
Balance at December 31, 2017	72,000,000	25	—	—	—	—	12,121	(2,200)	(1,003,638)	47,550	1,438	(944,704)
Share surrendered for cancellation (Note13)	—	—	—	—	—	—	(2,200)	2,200	—	—	—	—
Share-based compensation	—	—	—	—	—	—	51,359	—	—	—	—	51,359
Re-designation of Class A ordinary shares into Class B ordinary shares (Note 13)	(72,000,000)	(25)	72,000,000	25	—	—	—	—	—	—	—	—
Issuance of ordinary shares upon initial public offering (“IPO”), net of issuance costs of RMB19,134	15,969,110	5	—	—	—	—	694,873	—	—	—	—	694,878
Conversion of preferred shares into Class A ordinary shares upon IPO	75,118,996	24	—	—	—	—	1,784,725	—	—	—	—	1,784,749
Net loss	—	—	—	—	—	—	—	—	(380,091)	—	(1,950)	(382,041)
Unrealized gains of available-for-sales securities, net of tax	—	—	—	—	—	—	—	—	—	8,734	—	8,734
Reclassification of realized gains, net of tax	—	—	—	—	—	—	—	—	—	(10,869)	—	(10,869)
Foreign currency translation	—	—	—	—	—	—	—	—	—	21,658	—	21,658
Balance at December 31, 2018	91,088,106	29	72,000,000	25	—	—	2,540,878	—	(1,383,729)	67,073	(512)	1,223,764
Share-based compensation	—	—	—	—	—	—	54,281	—	—	—	—	54,281
Issuance of ordinary shares upon the exercise of stock options and vesting of restricted share units	2,517,780	1	—	—	—	—	11,327	—	—	—	—	11,328
Repurchase of shares	(1,485,862)	—	—	—	1,485,862	(22,991)	—	—	—	—	—	(22,991)
Net loss	—	—	—	—	—	—	—	—	(499,606)	—	(2,221)	(501,827)
Unrealized gains of available-for-sale securities, net of tax	—	—	—	—	—	—	—	—	—	7,335	—	7,335
Reclassification of realized gains, net of tax	—	—	—	—	—	—	—	—	—	(9,635)	—	(9,635)
Foreign currency translation	—	—	—	—	—	—	—	—	—	11,668	—	11,668
Balance at December 31, 2019	92,120,024	30	72,000,000	25	1,485,862	(22,991)	2,606,486	—	(1,883,335)	76,441	(2,733)	773,923

The accompanying notes are an integral part of these consolidated financial statements.

111, INC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$ (Note 2 (ag))
Operating activities:
Net loss	(249,327)	(382,041)	(501,827)	(72,083)
Adjustments to reconcile net income to net cash used in operating activities:
Share-based compensation	9,921	51,359	54,281	7,797
Depreciation and amortization	14,820	11,266	11,668	1,676
(Gain) loss on disposal of property and equipment	(10)	1,110	(5)	(1)
Inventory provision	—	—	790	113
Impairment loss	—	—	11,000	1,580
Investment Income	—	(10,869)	(9,635)	(1,384)
Noncash lease expense	—	—	25,394	3,648
Changes in operating assets and liabilities:
Accounts receivable	7,990	(8,171)	(36,678)	(5,268)
Notes receivable	—	—	(23,587)	(3,388)
Inventories	(9,322)	(66,780)	(276,225)	(39,677)
Prepayments and other current assets	(7,459)	(56,329)	(47,457)	(6,818)
Other non-current assets	—	(3,376)	367	53
Accounts payable	30,157	84,118	232,076	33,336
Accrued expenses and other current liabilities	(1,142)	28,560	74,376	10,684
Operating lease liabilities	—	—	(24,721)	(3,551)
Other non-current liabilities	—	8,135	(2,199)	(316)
Net cash used in operating activities	(204,372)	(343,018)	(512,382)	(73,599)

Investing activities:
Purchases of property and equipment	(6,798)	(14,443)	(20,030)	(2,877)
Purchases of intangible assets	(62)	(376)	(4,580)	(658)
Purchase of long-term investments	(140)	—	—	—
Purchase of short-term investments	(109,380)	(519,187)	(601,000)	(86,328)
Proceeds from sale or maturity of short-term investments	80,198	578,359	863,106	123,977
Proceeds from disposition of property and equipment, net	57	101	179	26
Net cash (used in) provided by investing activities	(36,125)	44,454	237,675	34,140

Financing activities:
Proceeds from ordinary shareholders	25	—	11,328	1,627
Payment of share repurchase	—	—	(22,991)	(3,302)
Proceeds from IPO, net of issuance cost	—	694,878	—	—
Proceeds from short-term bank borrowings	—	—	150,919	21,678
Repayment of short-term bank borrowings	—	—	(55,838)	(8,021)
Net proceeds from other financing activities	—	—	25,569	3,673
Proceeds from preferred shareholders	49,475	277,819	—	—
Net cash provided by financing activities	49,500	972,697	108,987	15,655
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(14,848)	11,947	9,702	1,394
Net (decrease) increase in cash and cash equivalents, and restricted cash	(205,845)	686,080	(156,018)	(22,410)
Cash and cash equivalents, and restricted cash at the beginning of the year	373,505	167,660	853,740	122,632
Cash and cash equivalents, and restricted cash at the end of the year	167,660	853,740	697,722	100,222
Supplemental disclosure of cash flow information:
Interest paid	—	—	818	117
Income tax paid	—	8	—	—
Supplemental disclosures of non-cash investing and financing activities:
Change in fair value of available-for-sale investments	5,181	8,734	7,335	1,054
Purchases of property and equipment included in payables	164	848	1,133	163

The accompanying notes are an integral part of these consolidated financial statements.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
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

As of December 31, 2019, the Group operates its business mainly through the following subsidiaries:

Name of subsidiaries	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of shareholdings	Principal activities
Yao Wang Corporation Limited (“Yao Wang “)	June 4, 2013	Hong Kong	100%	Investment holding
Yaofang Information Technology (Shanghai) Co., Ltd(“Yaofang” or “WFOE”)	August 12, 2013	Shanghai	100%	Warehousing, logistics, research and development, and consulting
Guangdong Yihao Pharmacy Co., Ltd. (“Yihao Pharmacy”)	March 7, 2003	Guangdong	VIE	Warehousing, logistics and procurement
Guangdong Yihao Pharmaceutical Chain Co., Ltd. (“Yihao Pharmaceutical Chain”)	November 1, 2001	Guangdong	VIE	Retail
Shanghai Yaowang E-commerce Co., Ltd. (“Shanghai Yaowang”)	January 15, 2013	Shanghai	VIE	Electronic Commerce
Chengdu Yihao Pharmacy Co., Ltd. (“Chengdu Yihao Pharmacy”)	August 22, 2017	Chengdu	VIE’s subsidiary	Retail
Anshun Southwest Internet Hospital Co., Ltd (“Southwest Internet Hospital” )	July 5, 2016	Anshun	VIE’s subsidiary	Internet hospital business

111, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

1.              ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Anshun Joint Diagnosis And Treatment Technology Co., Ltd (“Anshun Technology” )	February 8, 2017	Anshun	VIE’s subsidiary	Internet hospital business
Wuhan Central China Drug Trading Co., Ltd. (“Wuhan Huazhong”)	August 5, 2015	Wuhan	70%	Software development and information technology support
Chongqing Yihao Pharmacy Co., Ltd.(“Chongqing Yihao Pharmacy”)	May 18, 2018	Chongqing	WFOE’s subsidiary	Warehousing and logistics
Tianjin Yihao Pharmacy Co., Ltd. (“Tianjin Yihao Pharmacy”)	June 20, 2018	Tianjin	VIE’s subsidiary	Warehousing and logistics
Kunshan Yifang Pharmacy Co., Ltd. (“Kunshan Yifang Pharmacy”)	July 30, 2018	Kunshan	VIE’s subsidiary	Warehousing and logistics
Hubei Yihao Pharmacy Co., Ltd (“Hubei Yihao Pharmacy”)	Aug 31, 2019	Wuhuan	WFOE’s subsidiary	Warehousing and logistics
Fujian Yaofang Pharmacy Co.,Ltd (“Fujian Yaofang Pharmacy”)	Aug 13, 2019	Fuzhou	WFOE’s subsidiary	Warehousing and logistics

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
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
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

In September 2019, exclusive support services agreements with each of the variable interest entities were amended, pursuant to which,  the variable interest entities agree to pay service fees in an amount equivalent to the balance calculated as 3% of quarterly revenue (exclusive of revenue from related parties) of the variable interest entities on a quarterly basis. WFOE has the right to delay or waive payment of service fees at its discretion and the service fee level is subject to adjustment at any time upon mutual agreement between WFOE and the variable interest entities.

Similar contractual agreements were also entered into by WFOE, Yihao Pharmaceutical Chain and Yao Wang, and their respective shareholders in September 2013 and September 2019.

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
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
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

The following amounts and balances of the VIEs were included in the Group’s consolidated financial statements after the elimination of intercompany balances and transactions:

	As of December 31,
	2018	2019
Current Assets:
Cash and cash equivalents	8,527	40,964
Restricted cash	—	12,631
Accounts receivable, net	28,351	60,173
Notes receivable	—	23,274
Inventories	210,285	389,195
Prepayments and other current assets	133,655	171,318
Total current assets	380,818	697,555
Property and equipment	9,962	15,599
Intangible assets, net	382	774
Long-term investments	11,140	140
Operating lease right-of-use assets	—	67,103
Other non-current assets	1,446	2,078
Total assets	403,748	783,249

Current Liabilities:
Short-term borrowings	—	(65,081)
Accounts payable	(211,954)	(394,242)
Accrued expenses and other current liabilities	(50,356)	(149,111)
Total current liabilities	(262,310)	(608,434)
Long-term operating lease liabilities	—	(47,750)
Total liabilities	(262,310)	(656,184)

111, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.                                      SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(b) Basis of consolidation (Continued)

	Year Ended December 31,
	2017	2018	2019
Net revenues	959,153	1,785,757	3,302,818
Total cost and expenses	(930,567)	(1,809,656)	(3,383,187)
Net income (loss)	28,586	(23,899)	(80,369)

	Year Ended December 31,
	2017	2018	2019
Net cash used in operating activities	(124,409)	(112,425)	(263,750)
Net cash used in investing activities	(54)	(7,308)	(4,684)
Net cash provided by financing activities	—	—	87,892

The VIEs contributed approximately 99%, 99% and 84% of the Group’s consolidated revenues for each of the years ended December 31, 2017, 2018 and 2019. As of December 31, 2018 and 2019, the VIEs accounted for an aggregate of approximately 26% and 49%, respectively, of the consolidated total assets, and approximately 81% and 78%, respectively, of the consolidated total liabilities.

Since September 2013, WFOE started paying advertising fees and marketing fees to external suppliers for the VIEs and recharges all or portion of these expenses to the VIEs at cost given that VIEs are in a loss position. The advertising fees and marketing fees charged by WFOE were RMB 162,844, RMB 79,742 and RMB 126,831 for the years ended December 31, 2017, 2018 and 2019, respectively.

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
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
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

(e) Restricted cash

Restricted cash mainly represents the Group’s deposits to the bank as a form of security with respect to the Group’s debt. The cash held as deposits in the bank are not available to fund the general operating purposes of the Group.

(f) Short-term investments

Short-term investments include wealth management products, which are certain financial products with variable interest rates purchased from certain financial institutions with an original maturity period of less than one year. The Group classifies the wealth management products as “available-for-sale” debt securities. These investments are recorded at fair market value with the unrealized gains or losses recorded in accumulated other comprehensive income (loss) as a component of shareholders’ (deficit) equity. The assessment of impairment of short-term investments is based on whether the decline in fair value is other-than-temporary. The Group assesses its available-for-sale debt securities for other-than-temporary impairment by considering factors including, but not limited to, its ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair values. If the Group determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss charged in the consolidated statement of income and comprehensive income. The fair values of the investments would not be adjusted for subsequent recoveries in fair values. There was no impairment on available-for-sale debt securities for the years ended December 31, 2017, 2018 and 2019.

(g) Accounts receivable, net

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
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.                                      SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(h) Inventories

Inventories, consisting of products available for sale, are accounted for using the weighted average cost method, and are valued at lower of cost or the net realizable value. Adjustments are recorded to write down the cost of inventory to the estimated market value due to slow-moving or damaged products, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. Write-downs are recorded in cost of products sold in the consolidated statements of comprehensive loss.

(i) Property and equipment

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

Expenditures for repairs and maintenance are expensed as incurred. Gain or loss on disposal of property and equipment, if any, is recognized in the consolidated statements of comprehensive loss as the difference between the net sales proceeds and the carrying amount of the underlying asset. There was no interest cost capitalized during the years ended December 31, 2017, 2018 and 2019.

(j) Intangible assets

Intangible assets mainly consist of externally purchased software and licenses. Software are amortized over an estimated useful life of ten years on a straight-line basis. Licenses are amortized over the remaining estimated useful life on a straight-line basis.

(k) Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. For the years ended December 31, 2017, 2018 and 2019, there was no impairment of the Group’s long-lived assets.

111, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.                                      SUMMARY OF PRINCIPAL ACCOUNTING POLICIES  (Continued)

(l) Long-term investments

The Group measures its equity securities without a readily determinable fair value at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. As of December 31, 2018 and 2019, long-term investments were RMB 11,140 and 140, respectively.

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

(m) Revenue recognition

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
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.                                      SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(m) Revenue recognition (Continued)

The Group’s revenue is reported net of discount, value added tax and related surcharges. The primary sources of the Group’s revenues are as follows:

Product Revenues

The Group recognizes revenues from the sale of medicines, healthcare products and other wellness merchandise through its online platforms, including its internet website 1 Drugstore, cellular phone application, other online channels and its offline pharmacies, mainly to consumers and certain enterprises (the “B2C Business”). The Group also generates revenues from the sale of medicines to its pharmacy customers through the online platform 1 Drug Mall (the “B2B Business”).

Under both B2C Business and B2B Business, revenues from product sales are recognized at the point in time when the delivery is made and when title and risk of loss transfers to the consumers and pharmacy customers. Revenues are measured as the amount of consideration the Group expects to receive in exchange for transferring products to consumers and pharmacy customers (“transaction price”). To the extent that the transaction price includes variable consideration, the Group estimates the amount of variable consideration that should be included in the transaction price utilizing the most likely amount method. Variable consideration is included in the transaction price if, in the Group’s judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. The Group provides the right of return in circumstances when there is packing or delivery damage or other quality problems identified within 30 days which is considered to be a form of variable consideration. The Group estimates sales returns based on historical experience and based on such, the amount of sales returns accrual was insignificant as of December 31, 2018 and 2019.

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
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.                                      SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(m) Revenue recognition (Continued)

Service revenues

Service revenues primarily consist of fees charged to third-party marketplace sellers for whom the Group acts as an agent to facilitate the marketplace sellers’ online sales of their products through the online platforms 1 Drugstore and 1 Drug Mall, which is referred to as marketplace service (“MP”) revenue. The Group has determined it is not the principal in the arrangement as it is not responsible to fulfill the order for the specified products, it does not bear the inventory risk for the products, nor does it have the ability to establish prices. The Group charges the marketplace sellers commission fees equal to an agreed percentage of the sales price of the product when a sale is completed and also charges market place sellers an annual non-refundable up-front fee for platform usage. The promise to the customer, which is the marketplace seller, is to arrange for the sale which is considered as one performance obligation. Therefore, the Group recognizes the up-front fee and commission at the point in time when the sale is completed.

(n) Cost of products sold

Cost of products sold consists of the purchase price of products and inbound shipping charges. The Group periodically receives rebates from certain vendors in the form of cash or credits that the Group can apply against trade amounts owed to vendors pursuant to a binding arrangement only if the Group completes a specified cumulative level of purchases within a specified time period. The rebates do not represent a payment for assets or services delivered to the vendor or a reimbursement of costs incurred by the Group to sell vendors’ products. The Group accounts for the rebates received from its vendors as a reduction to the price the Group pays for the products purchased and therefore records such amounts as a reduction of cost of products sold when recognized in the consolidated financial statements. Rebates are earned based on reaching minimum purchase thresholds within a specified period, typically on a fiscal quarterly or annual basis. Cost of products does not include other direct costs related to cost of product sales such as shipping and handling expense, payroll and benefits of logistics staff, logistics centers rental expenses and depreciation expenses. Therefore, the Group’s cost of products sold may not be comparable to other companies which include such expenses in their cost of products.

(o) Fulfillment expenses

Fulfillment expenses primarily consist of payroll, bonus and benefits of logistics staff, logistics centers rental expenses, shipping and handling expenses, and packaging expenses.

(p) Selling and marketing expenses

Selling and marketing expenses primarily consist of payroll, bonus and benefits of sales and marketing staff, advertising costs, agency fees and costs for promotional materials.

Advertising expenses are charged to the statements of comprehensive loss in the period incurred. The amounts of advertising expenses incurred were RMB62,749, RMB30,221 and RMB30,447 for the years ended December 31, 2017, 2018 and 2019, respectively.

111, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.                                      SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(q) Technology expenses

Technology expenses primarily consist of technology infrastructure expenses, payroll, bonus and benefits of the employees in technology and system department as well as costs associated with the computer, storage and telecommunications infrastructure for internal use and enhancement to the Group’s websites and platform applications.

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

(r) General and administrative expenses

General and administrative expenses primarily consist of payroll, bonus and benefit costs for corporate employees, legal, finance, rental expenses and other corporate overhead costs.

(s) Government grants

Government grants represent rewards provided by the relevant PRC government authorities to the Group for tax refunds and support for investment in certain local districts, which are typically granted based on the amount of investments the Group made as well as income generated by the Group in such districts. Such subsidies allow the Group full discretion to utilize the funds and are used by the Group for general corporate purposes. Normally, the Group does not receive written confirmation from local governments indicating the approval of the cash subsidy before cash is received, and therefore cash subsidies are recognized when received and when all the conditions for their receipts have been satisfied. Government grants recognized were RMB3,282, RMB2,166 and RMB358 for the years ended December 31, 2017, 2018 and 2019, respectively, which were recorded in other operating income (expenses), net.

(t) Income Taxes

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

(u) Value added taxes

The Group’s PRC subsidiaries are subject to VAT at rates ranged from 0% to 17% on proceeds received from customers, and are entitled to a deduction for VAT already paid or borne on the products purchased by them. The VAT balance is recorded in other current assets or other current liabilities on the consolidated balance sheets.

111, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.             SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(v) Comprehensive income (loss)

Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. During the periods presented, comprehensive income (loss) is reported in the consolidated statements of comprehensive loss, and other comprehensive loss includes foreign currency translation adjustments and fair value change of available-for-sale debt securities.

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

(x) Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and prepayments. The Group places its cash and cash equivalents, restricted cash and short-term investments with financial institutions with high-credit ratings and quality. Accounts receivable mainly consist of amounts receivable from product delivery service providers and payment processing service providers, which are all with good collection history. There are no significant concentrations of credit risk. With respect to prepayments, the Group performs on-going credit evaluations of the financial condition of these suppliers.

Concentration of customers

There were no customers individually representing 10% or more of revenues for the years ended December 31, 2017, 2018 and 2019.

The following customer accounted for 10% or more of balances of accounts receivable as of December 31, 2018 and 2019:

	As of December 31,
	2018	2019

Accounts receivable:
A	*	18.8%

111, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.             SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(x) Concentration of credit risk (Continued)

Concentration of suppliers

The following supplier accounted for 10% or more of purchases for the years ended December 31, 2017, 2018 and 2019:

	Year Ended December 31,
	2017	2018	2019
Product purchases:
A	14.1%	13.9%	*
B	*	12.7%	*

The following suppliers accounted for 10% or more of balances of accounts payable as of December 31, 2018 and 2019:

	As of December 31,
	2018	2019
Accounts payable:
A	18.9%	*

* Less than 10%.

(y) Foreign currency risk

Renminbi (“RMB”) is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregated amounts of RMB 17,810 and RMB 336,583, which were denominated in RMB, as of December 31, 2018 and 2019, respectively.

(z) Fair value

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
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.             SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(z) Fair value (Continued)

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

The estimated fair value of the Group’s financial instruments of which the inputs used to value are classified as Level 2 and are not reported at fair value, including cash and cash equivalents, restricted cash, accounts receivable, other current assets, accounts payable, other current liabilities, approximates their carrying value due to their short-term nature.

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

(aa) Share-based compensation

Awards Granted to Employees

The Group grants share options and restricted share units to eligible employees and accounts for these share based awards in accordance with ASC 718 Compensation-Stock Compensation.

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

Prior to the IPO of the Company, the fair value of the stock options granted to employees is determined with the assistance of an independent third party valuation firm. The Black Scholes option pricing model was applied in determining the estimated fair value of the options granted to employees.

111, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.             SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(aa) Share-based compensation (Continued)

After the IPO of the Company, in determining the fair value of the share options and Ordinary Share Units, the closing market price of the underlying shares on the grant date is applied.

Awards Granted to Non-Employees

Prior to the adoption of Accounting Standard Update 2018-07 Compensation — Stock Compensation (Topic 718), Improvements to Nonemployee Share-Based Payment Accounting on January 1, 2019, the Group has accounted for equity instruments issued to non-employees in accordance with the provisions of ASC 505, Equity-based payments to nonemployees. All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. As there is no performance commitment associated with the equity instrument issued to non-employees, the Group remeasures the awards using the then-current fair value at each reporting date until the measurement date, generally when the services are completed and awards are vested, and attributes the changes in those fair values over the service period by straight-line method.

The Group adopted ASU 2018-07 on January 1, 2019 using the modified retrospective method and recognized the cost of services received from a nonemployee in exchange for an equity instrument based on the award’s grant-date fair value. Unvested equity-based payments to nonemployees have been remeasured at fair value as of the adoption date. The adoption did not have material effect on the consolidated financial statements.

(ab) Treasury shares

Treasury shares represent shares repurchased by the Company that are no longer outstanding and are held by the Company. Treasury shares are accounted for under the cost method. As of December 31, 2019, under the repurchase plan, the Company had repurchased an aggregate of 1,485,862 ordinary shares on the open market for total cash consideration of RMB 22,991. The repurchased shares are presented as “treasury shares” in shareholders’ equity on the Group’s consolidated balance sheets.

(ac) Earnings (loss) per share

Basic earnings (loss) per ordinary share is computed by dividing net income (loss) attributable to ordinary shareholders by weighted average number of ordinary shares outstanding during the period.

Diluted earnings (loss) per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Group has stock options and restricted share units, which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted income per share, the effect of the stock options and restricted share units is computed using the treasury stock method.

In September 2018, the Company’s shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which the Company’s authorized share capital were reclassified and redesigned into Class A ordinary shares and Class B ordinary shares (Note 13). Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right, as such, this dual class share structure has no impacts to the earnings per share calculation. Basic earnings per share and diluted earnings per share are the same for each Class A ordinary shares and Class B ordinary shares.

111, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.             SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(ad) Segment reporting

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

	Year Ended December 31,
	2017	2018	2019
B2C segment
Product revenues	862,327	847,476	763,254
Cost of products sold*	(780,137)	(767,073)	(654,796)
Segment profit for B2C Business	82,190	80,403	108,458

B2B segment
Product revenues	86,890	922,751	3,166,444
Cost of products sold*	(88,582)	(914,627)	(3,132,074)
Segment (loss) profit for B2B Model	(1,692)	8,124	34,370

Total segment profit	80,498	88,527	142,828

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.             SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(ad) Segment reporting (Continued)

The following is the reconciliation of reportable segment revenues to the Group’s consolidated revenue:

	Year Ended December 31,
	2017	2018	2019

Total revenues for reportable segments	949,217	1,770,227	3,929,698
Service revenues	10,269	15,743	22,355

Total consolidated revenues	959,486	1,785,970	3,952,053

The following is a reconciliation of the reportable segments’ measures of profit or loss to the Group’s consolidated loss before income taxes:

	Year Ended December 31,
	2017	2018	2019

Total profit for reportable segments	80,498	88,527	142,828
Unallocated amounts:
Service Revenues	10,269	15,743	22,355
Fulfillment expenses	(55,880)	(73,930)	(128,996)
Selling and marketing expenses	(190,074)	(260,040)	(340,562)
General and administrative expenses	(53,434)	(98,759)	(123,501)
Technology expenses	(48,133)	(71,248)	(61,902)
Other operating income (expenses), net	2,732	(668)	(3,735)
Interest income	4,013	4,352	4,802
Interest expense	(55)	—	(3,622)
Foreign exchange (loss) gain	(3,492)	2,459	(10,328)
Other income (loss),net	4,229	11,531	834
Loss before income tax	(249,327)	(382,033)	(501,827)

Revenues from different product groups and services are as follows:

	Year Ended December 31,
	2017	2018	2019

Product Revenues	949,217	1,770,227	3,929,698
Drugs	649,341	1,489,917	3,595,419
Nutritional supplements	123,214	190,425	245,644
Contact lenses.	107,275	47,295	18,110
Medical supplies and devices	49,414	26,563	50,178
Other products.	19,973	16,027	20,347
Service Revenues	10,269	15,743	22,355
MP Service	8,767	12,375	17,239
Other Services	1,502	3,368	5,116
Total	959,486	1,785,970	3,952,053

111, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.             SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(ae) Leases

Before January 1, 2019, the Group adopted the ASC Topic 840, Leases, each lease is classified at the inception date as either a capital lease or an operating lease. All the Group’s leases were classified as operating lease under ASC Topic 840. The Group’s reporting for periods prior to January 1, 2019 continued to be reported in accordance with Leases (Topic 840).

After January 1, 2019, the Group adopted the ASC Topic 842, Leases  (“ASC 842”). The Group determines if a contract is or contains a lease at the inception of the contract, and the Group classifies that lease as a finance lease if it meets certain criteria or as an operating lease when it does not. For a contract, in which the Group is a lessee, that contains fixed payments for both lease and non-lease components, the Group has elected to account for lease and non-lease components separately.

At the commencement date of a lease, the Group recognizes a lease liability for future fixed lease payments and a right-of-use (“ROU”) asset representing the right to use the underlying asset during the lease term. The lease liability is initially measured as the present value of the future fixed lease payments that will be made over the lease term. The lease term includes lessee options to extend the lease and periods occurring after a lessee early termination option, only to the extent it is reasonably certain that the Group will exercise such extension options and not exercise such early termination options, respectively. The future fixed lease payments are discounted using the rate implicit in the lease, if available, or the incremental borrowing rate (“IBR”). Upon adoption of ASU 2016-02, the Group elected to use the remaining lease term as of January 1, 2019 in the Group’s estimation of the applicable discount rate for leases that were in place at adoption. For the initial measurement of the lease liability for leases commencing after January 1, 2019, the Group use the discount rate as of the commencement date of the lease, incorporating the entire lease term. Additionally, the Group elected not to recognize leases with lease terms of 12 months or less at the commencement date in the consolidated balance sheets. Current maturities and long-term portions of operating lease liabilities are classified as accrued expenses and other current liabilities and long-term operating lease liabilities, respectively, in the consolidated balance sheets.

The ROU asset is measured at the amount of the lease liability with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred by the Group and lease incentives. The Group will evaluate the carrying value of ROU assets if there are indicators of impairment and review the recoverability of the related asset group. If the carrying value of the asset group is determined to not be recoverable and is in excess of the estimated fair value, the Group will record an impairment loss in other expenses in the consolidated statements of operations. ROU assets for operating leases are included in operating lease right-of-use assets in the consolidated balance sheets.

The Group’s leases include offices and warehouses, which are all classified as operating leases with fixed lease payments, or minimum payments, as contractually stated in the lease agreement. For operating leases, lease expense relating to fixed payments is recognized on a straight-line basis over the lease term.

111, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.            SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(af) Recently issued accounting pronouncements

New Accounting Pronouncements Recently Adopted

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASC 842 which supersedes the lease recognition requirements in ASC 840, Leases, (“ASC 840”). The most prominent of the changes in ASC 842 is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Consistent with ASC 840, leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statements of operations. In July 2018, the FASB issued an accounting standard update which amended ASC 842 and offered an additional (and optional) transition method by which entities could elect not to recast the comparative periods presented in financial statements in the period of adoption. The Group adopted the new standard on January 1, 2019, using the optional adoption method whereby the Group did not adjust comparative period financial statements. Consequently, prior period balances and disclosures have not been restated. The Group elected the package of transition provisions available for expired or existing contracts, which allowed the Group to carry forward its historical assessments of (i) whether contracts are or contain leases, (ii) lease classification and (iii) initial direct costs. For leases in place upon adoption, the Group used the remaining lease term as of January 1, 2019 in determining the IBR. For the initial measurement of the lease liabilities for leases commencing on or after January 1, 2019, the IBR at the lease commencement date was applied. The adoption of ASC 842 resulted in the balance sheet recognition of additional lease assets and lease liabilities of approximately RMB 62,408 and RMB 61,037 as of January 1, 2019, respectively. Additionally, the adoption of ASC 842 did not materially affect the Group’s consolidated statements of comprehensive loss or consolidated statements of cash flows.

The impact on the consolidated balance sheets upon adoption of ASC 842 was as follows:

	December 31, 2018	January 1, 2019
	As reported	Effect of the adoption of ASC 842	As adjusted
ASSETS
Prepayments and other current assets	161,147	(1,371)	159,776
Operating lease right-of-use assets	—	62,408	62,408
Total assets	1,546,418	61,037	1,607,455

LIABILITIES AND EQUITY
Accrued expenses and other current liabilities	102,261	19,795	122,056
Long-term operating lease liabilities	—	41,242	41,242
Total liabilities	322,654	61,037	383,691
Total equity	1,223,764	—	1,223,764
Total liabilities and equity	1,546,418	61,037	1,607,455

In June 2018, the FASB issued ASU No. 2018-07, Compensation — Stock Compensation (Topic 718), Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”). ASU 2018-07 is intended to simplify aspects of share-based compensation issued to non-employees by making the guidance consistent with the accounting for employee share-based compensation. The Group early-adopted ASU 2018-07 on January 1, 2019 using the modified retrospective method. The adoption of this new standard generally requires the accounting for equity-based payments to nonemployees to be consistent with the accounting for employees. As a result, the Group recognized the cost of services received from a nonemployee in exchange for an equity instrument based on the award’s grant-date fair value. Unvested equity-based payments to nonemployees have been remeasured at fair value as of the adoption date. The adoption did not have material effect on the consolidated financial statements.

111, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.             SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(af) Recently issued accounting pronouncements (Continued)

New Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326)”. ASU 2016-13 requires that financial assets measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis. The measurement of expected credit losses is based upon historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. ASU 2016-13 will become effective for annual and interim periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. In November 2019, ASU 2019-10 amends the effective dates for ASU 2016-13. The Group is in the process of evaluating the impact on the consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13 “Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”. This guidance removes certain disclosure requirements related to the fair value hierarchy, modifies existing disclosure requirements related to measurement uncertainty and adds new disclosure requirements. The new disclosure requirements include disclosing the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. Certain disclosures required by this guidance must be applied on a retrospective basis and others on a prospective basis. The guidance will be effective for fiscal years beginning after December 15, 2019, although early adoption is permitted. The Group does not expect this standard to have a material effect on its consolidated financial statements.

111, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.             SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(ag) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss, and consolidated statements of cash flows from RMB into US dollar as of and for the year ended December 31, 2019 are solely for the convenience of the readers and were calculated at the rate of 6.9618, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US dollar at that rate on December 31, 2019, or at any other rate.

3.             SHORT-TERM INVESTMENTS

Short-term investments as of December 31, 2018 and 2019 were as follows:

	As of December 31,
	2018	2019
Wealth Management Products	252,805	—

The Group classifies the wealth management products as “available-for-sale” debt securities which are recorded at fair value. For the years ended December 31, 2017, 2018 and 2019, the Group recorded RMB5,181, RMB8,734 and RMB 7,335 increase in fair value of these available-for-sale debt securities, net of tax, in other comprehensive income (loss), respectively, and RMB1,154 , RMB10,869 and RMB 9,635 of realized gains transferred from other comprehensive income to other income  when the security was sold. No impairment charges were recorded for the years ended December 31, 2017, 2018 and 2019, respectively.

4.              NOTES RECEIVABLE

As of December 31, 2019, the total note receivable balance was RMB 23,587 and among which RMB 14,264 were pledged as collateral for short-term borrowings (see Note 10).

111, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

5.             INVENTORIES

Inventories as of December 31, 2018 and 2019 were as follows:

	As of December 31,
	2018	2019
Products	210,836	486,271

Write-downs of nil and RMB 790 has been made to the inventories as of December 31, 2018 and 2019, respectively.

6.             PREPAYMENT AND OTHER CURRENT ASSETS

Prepayment and other current assets, as of December 31, 2018 and 2019 were as follows:

	As of December 31,
	2018	2019
Value added tax recoverable	70,908	112,362
Rebate receivable from suppliers	58,827	57,749
Deposits (Note)	11,602	8,831
Advance to suppliers	3,315	14,807
Prepaid IT & Insurance expense	5,034	7,249
Interest receivable	2,124	612
Others	9,337	6,994
Total	161,147	208,604

Note: Deposits consist of amounts paid to certain vendors for advertising and rentals utilized within one year.

7.             PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	As of December 31,
	2018	2019
Cost:
Leasehold improvements	34,147	42,858
Electronic equipment	18,730	22,373
Furniture, fixtures and equipment	8,566	15,426
Vehicles	595	898
	62,038	81,555
Less: Accumulated depreciation	(41,736)	(51,719)
	20,302	29,836
Construction in progress	—	—
Property and equipment, net	20,302	29,836

Depreciation expense was RMB14,203, RMB10,643 and RMB10,607 for the years ended December 31, 2017, 2018 and 2019, respectively.

111, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

8.             LONG-TERM INVESTMENTS

Long-term investments as of December 31, 2018 and 2019 were as follows:

	As of December 31,
	2018	2019
Equity securities without a readily determinable fair value:
Xixi	11,000	—
Longyan Huiyuan	140	140
Total	11,140	140

In June 2015, the Group purchased 5.21% equity interest in Shanghai Xixi Maternal and Baby Care Service Co., Ltd. (“Xixi”) at the consideration of RMB11,000. In September 2017, the Group purchased 1% equity interest in Longyan Huiyuan Pharmacy Co., Ltd. (“Longyan Huiyuan”) at the consideration of RMB140. The Group measures its equity securities without a readily determinable fair value at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Nil, nil and RMB 11,000 impairment was recorded for the Group’s long-term investments for the years ended December 31, 2017, 2018 and 2019.

9.             LEASES

The Group has operating leases for offices and warehouses. The Group recognized ROU assets of RMB 87,855, and corresponding current liabilities of RMB 31,099 in accrued expense and other current liabilities, and long-term operating lease liabilities of RMB 57,011, as of December 31, 2019. The weighted average remaining lease term was approximately 3.5 years (between 1 and 10 years) as of December 31, 2019, and the weighted average discount rate was 5.6% for the year ended December 31, 2019. Total lease expense related to short-term leases was insignificant for the year ended December 31, 2019.

Lease expenses were RMB 23,871, RMB 27,089 and RMB 29,715 for the year ended December 31, 2017, 2018 and 2019. The maturities of lease liabilities in accordance with Leases (Topic 842) in each of the next five years and thereafter as of December 31, 2019 were as follows:

Year Ending December 31,
2020	34,948
2021	24,091
2022	15,668
2023	10,807
2024	7,208
Thereafter	4,292
Total lease payment	97,014
Less: imputed interest	(8,984)
Present value of minimum operating lease payments	88,030

Cash paid for amounts included in the measurement of operating lease liabilities for the year ended 31, December 2019 were RMB 29,042. Right-of-use assets obtained in exchange for the operating lease liabilities in non-cash transactions for the year ended 31, December 2019 were RMB 50,841.

111, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

9.             LEASES (Continued)

The undiscounted future minimum payments under non-cancelable operating leases as of December 31, 2018, prior to the adoption of the Lease ASUs was as follows:

Year Ending December 31,
2019	30,443
2020	27,496
2021	14,322
2022	8,299
2023	7,835
Thereafter	16,509
Total lease payment	104,904

10.          SHORT-TERM BORROWINGS

Short-term borrowings were nil and RMB 95,081 as of December 31, 2018 and 2019, respectively, which consisted of borrowings from financial institutions. All of these borrowings were repayable within one year.

In December 2018, certain subsidiaries of the Group entered into a revolving credit facility that allows the Group to borrow up to RMB 500,000 for working capital purpose which will expire in two years. Any draw down on the credit facility will mature within 6 months. Cash deposits or notes receivable are required to be pledged for any draw down. As of December 31, 2018, no amounts had been drawn on the line of credit facility. During the year ended December 31, 2019, RMB 112,334 were drawn down and RMB 47,253 were repaid with the balance of RMB65,081 outstanding as of December 31, 2019. As of December 31, 2019, RMB 116,441 restricted cash deposits and RMB 14,264 notes receivable were pledged to the bank. The weighted average interest rate for the borrowings in 2019 was approximately 4.35 % per annum.

In September 2019, Yaofang entered into a credit agreement which provides a revolving credit facility that allows Yaofang to borrow up to RMB 100,000 for working capital purpose in one year. Any draw down on the credit facility will be charged with interest at six-month loan prime rate published by People’s Bank of China. The borrowings were guaranteed by Yihao Pharmacy. During the year ended 2019, RMB 38,585 were drawn down and RMB 8,585 were repaid with the balance of RMB30,000 outstanding as of December 31, 2019.  The weighted average interest rate for the borrowings in 2019 was approximately 4.35 % per annum.

111, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

11.          ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities as of December 31, 2018 and 2019 were as follows:

	As of December 31,
	2018	2019
Accrued advertising expense	10,492	4,551
Salary and welfare payables	25,042	28,579
Accrued fulfillment expenses	8,891	14,378
Accrued delivery service fees	7,153	16,255
Payable to marketplace sellers (note 1)	10,510	15,444
Deposits from marketplace sellers	6,015	11,311
Advance from customers	15,489	63,456
Tax Payables	2,466	2,691
Current portion of operating lease liabilities	—	31,099
Other financing payable (note 2)	—	25,569
Others	16,203	20,675
Total	102,261	234,008

Note 1: Amounts relate to cash collected on behalf of marketplace sellers for products sold through the Group’s online platform.

Note 2: Starting in 2019, the Group entered into a series of agreements with a third party financing company, pursuant to which the third party financing company will provide credit to certain B2B customers who chose to participate. Under the terms of the agreement, the financing company will make an advance payment of a majority of a B2B customer’s order to the Group. Credit terms to the customer are typically 30 days. Customers are required to pay the amount owed to the Group when it is due, and the Group will normally repay the money to the financing company on the same day. The balance represents the advances to Group which are outstanding as of December 31, 2019.

12.          OTHER NON-CURRENT LIABILITIES

	As of December 31,
	2018	2019

ADR Reimbursement (note)	8,135	5,936

Note: According to the American Depositary Receipts (the “ADR”) arrangements signed in August 2018, the Group has the right to receive reimbursements as a return for using Depositary Bank’s services, subject to compliance by the Group with the terms of the agreement. The Group performed a detailed assessment of the requirements and recognizes the reimbursements it is expected to be entitled to over the five-year contract term. RMB 663 and RMB 2,199 was recorded in other income for the year ended December 31, 2018 and 2019, respectively. RMB 5,936 was recorded in other non-current liabilities and RMB 2,199 representing the current portion was recorded in accrued expenses and other current liabilities s of December 31, 2019.

111, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

13.          ORDINARY SHARES

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

On January 25, 2019, 5,500,000 Class A ordinary shares were issued to the Company’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise of stock options or vesting of restricted stocks under the 2013 Share Incentive Policy, 2014 Share Incentive Policy, 2016 Share Incentive Plan and 2018 Share Incentive Plan (together, the “Plans”). As of December 31, 2019, 2,517,780 Class A ordinary shares are issued and outstanding upon the exercise of stock options and vesting of restricted stocks, and 2,982,220 Class A ordinary shares are deemed issued but not outstanding as they have not been transferred to grantees.

111, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

14.          NET REVENUE

Disaggregation of revenues

All of the Group’s revenues for the years ended December 31, 2017, 2018 and 2019 were generated within the PRC. The following table illustrates the disaggregation of the Group’s revenue streams by type of customers and nature of services the Group offered:

	Year Ended December 31,
	2017	2018	2019
Product Revenues	949,217	1,770,227	3,929,698
B2C Business	862,327	847,476	763,254
B2B Business	86,890	922,751	3,166,444
Service Revenues	10,269	15,743	22,355
MP Service	8,767	12,375	17,239
Other Services	1,502	3,368	5,116
Total	959,486	1,785,970	3,952,053

Contract balance

The typical contract term of MP service is no more than one year and the remaining unsatisfied performance obligation as of December 31, 2018 and 2019 was insignificant.

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

	Accounts Receivable	Advances from Customers
Opening Balance as of January 1, 2018	20,398	11,722
Increase/(decrease), net	8,171	3,767
Ending Balance as of December 31, 2018	28,569	15,489
Increase/(decrease), net	36,678	47,967
Ending Balance as of December 31, 2019	65,247	63,456

Revenue amounted RMB11,722 and RMB15,489 were recognized in the years ended December 31, 2018 and 2019, respectively that were included in the balance of advance from customers at the beginning of the each year.

15.          SHARE-BASED COMPENSATION

In September 2013, the Board of Directors of the Company approved an Equity Incentive Plan (the ‘‘Plan’’), under which, the Board of Directors may grant options to purchase ordinary shares to officers and directors, employees and individual advisors who render services to the Group to purchase an aggregate of no more than 1,287,500 ordinary shares of the Group (‘‘Option Pool’’). From 2014 to 2019, the Board of Directors approved to increase the Option Pool to 15,301,990 ordinary shares.

111, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

15.          SHARE-BASED COMPENSATION (Continued)

Employee Share options

During the years ended December 31, 2017, 2018 and 2019, options to purchase 2,303,900, 5,296,204 shares and 1,063,293 shares respectively, were granted to the Group’s employees. The weighted-average grant-date exercise price of the options granted to employees in 2017, 2018 and 2019 was US$1.84, US$2.17 and US$ 4.12 per share, respectively. The options granted have a contractual term of 10 years and generally vest over a four-year period, with two typical vesting schedules: (1) 40% of the awards vesting one year after the grant date, with the remaining 60% of the awards vesting evenly on an annual basis over the 3 years thereafter; or (2) 25% of the awards vesting on the anniversary of the grant date each year.

The Black Scholes model was applied in determining the estimated fair value of the options granted. The model requires the input of highly subjective assumptions. The following table presents the assumptions used to estimate the fair values of the share options granted for the years ended December 31, 2017, 2018 and 2019:

	2017	2018	2019
Risk-free rate of return	1.31%~1.76%	2.01%~2.63%	1.68%~2.63%
Contractual life of option	10 years	10 years	10 years
Estimated volatility rate	25%	27%~38%	30%~41%
Dividend yield	Nil	Nil	Nil
Fair value per ordinary share	US$5.89~$7.30	US$3.00~$9.51	US$2.37~$3.40

The weighted-average grant-date fair value of the options granted in 2017, 2018 and 2019 is US$3.98, US$5.69 and US$0.49 per share, respectively.

A summary of employee option activity under the Plan during the years ended December 31, 2018 and 2019 is presented below:

	Number of Options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		US$	Years	US$
Outstanding at January 1, 2017	3,461,650	1.00	8.46	3,843
Granted	2,303,900	1.84
Forfeited	(1,866,225)	1.56

Outstanding at December 31, 2017	3,899,325	1.22	7.98	7,970
Granted	5,296,204	2.17
Forfeited	(304,900)	1.96

Outstanding at December 31, 2018	8,890,629	1.76	8.28	36,888
Granted	1,063,293	4.12
Forfeited	(2,086,050)	1.99
Exercised	(1,962,484)	0.76

Outstanding at December 31, 2019	5,905,388	2.44	7.96	22,807

Vested and Exercisable as of December 31, 2019	1,960,367	1.87	3.85	7,151
Vested or expected to vest as of December 31, 2019	5,905,388	2.44	7.96	22,807

111, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

15.          SHARE-BASED COMPENSATION (Continued)

Non- Employee Share options

At January 1, 2017, options to purchase 1,045,962 shares were outstanding with weighted average exercise price of US$ 1.00 and 975,962 options have been vested. During the years ended December 31, 2017, 2018 and 2019, options to purchase 25,625 shares, 35,000 shares and nil shares respectively, were issued to individual advisors who are non-employees of the Group, all with an exercise price of US$1.99.  Options totaling 254,068 were exercised in year 2019. The options were issued in payment for their consultation services which was expected to be performed over 4 years from the date of issuance. As services are performed, 25% of the awards vest on the anniversary of the grant date each year. The estimated fair value of the awards were determined using the Black Scholes model with the same assumptions used in employee share options. As of December 31, 2019, 852,519 options were outstanding of which, 810,957 are vested and exercisable and the remainder are expected to vest.

Restricted share units

The fair value of restricted share units with service conditions or performance conditions is based on the fair market value of the underlying ordinary shares on the date of grant.

In 2019, the Group granted 3,050,427 restricted share units and vest over a four-year period that 25% of the awards vesting on the anniversary of the grant date each year.

The following table summarized the Group’s restricted share unit activity in 2019.

	Number of Restricted Stocks	Weighted Average Grant Date Fair Value
		US$
Restricted share units outstanding at January 1, 2019	—	—
Granted	3,050,427	3.90
Forfeited	(195,200)	3.10
Vested	(301,228)	4.60
Restricted share units outstanding at December 31, 2019	2,553,999	3.88

Share-based compensation for all share options

The Group recorded share based compensation expense of RMB 9,921, RMB 51,359 and RMB 54,281 for the years ended December 31, 2017, 2018 and 2019, respectively, which were classified in the accompanying consolidated statements of operations as follows:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
General and administrative expenses	5,176	22,477	25,412
Selling and marketing expenses	3,674	23,561	24,772
Technology and content expenses	1,071	5,321	4,097
Total	9,921	51,359	54,281

As of December 31, 2019, there was RMB 137,361 of total unrecognized compensation expense related to unvested share options. That cost is expected to be recognized over a weighted-average period of 2.4 years.

111, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

16.          LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share for the years indicated:

	Year Ended December 31,
	2017	2018	2019

Net loss attributable to ordinary shareholders	(248,580)	(380,091)	(499,606)
Weighted average number of ordinary shares-basic and diluted	72,000,000	99,451,210	163,671,577

Net loss per share-basic and diluted	(3.45)	(3.82)	(3.05)

As of December 31, 2017, the Company issued 4,200,000 Series A convertible preferred shares, 11,396,178 Series B convertible preferred shares, 31,739,234 Series C convertible preferred shares and 27,783,584 Series D convertible preferred shares to preferred shareholders. In September 2018, all these preferred shares were converted into Class A ordinary shares with the completion of the IPO.

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

As a result of the Group’s net loss for the three years ended December 31, 2017, 2018 and 2019, Series A, B, C and D Preferred Shares and share options outstanding in the respective periods were excluded from the calculation of diluted loss per share as their inclusion would have been anti-dilutive.

	Year Ended December 31,
	2017	2018	2019
Series A Preferred Shares	4,200,000	—	—
Series B Preferred Shares	11,396,178	—	—
Series C Preferred Shares	31,739,234	—	—
Series D Preferred Shares	27,783,584	—	—
Share options	5,010,912	9,997,216	9,311,906

111, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
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

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%. High-technology enterprises may obtain a preferential tax rate of 15% provided they meet the related criteria. In December 2019, Yaofang received approval from certain government authorities to be classified as a “High and New Technology Enterprise” (“HNTE”) and became subject to a 15% statutory tax rate, effective January 1, 2019. The HNTE qualification is valid for three years through 2021.

There is no provision for income taxes because the Company and all of its owned subsidiaries are in cumulative loss positions for all the periods presented.

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Year Ended December 31,
	2018	2019
PRC statutory tax rate	25%	25%
Tax effect of other expenses that are not deductible in determining taxable profit	(9)%	(3)%
Effect of changing tax rate due to high-tech enterprise qualification	—	(11)%
Effect of enacted tax rate change	—	5%
Effect of change in valuation allowance	(16)%	(16)%
Effective tax rate	0%	0%

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2018 and 2019 are as follows:

	As of December 31,
	2018	2019
Deferred tax assets:
Net loss carryforward	256,850	337,214
Deductible advertising expense	17,964	19,613
Accrued expenses and payroll payable	12,399	10,805
Others	88	890
Valuation allowance	(287,301)	(368,522)
Total deferred tax assets	—	—
Deferred tax liabilities:
Total deferred tax liabilities	—	—

111, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

17.          INCOME TAXES (Continued)

As of December 31, 2018 and 2019, valuation allowance of RMB287,301 and RMB368,522 was provided, respectively. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carryforward periods provided for in the tax law.

As of December 31, 2019, the Group had tax loss carryforwards of RMB 1,462,175 which will expire between 2020 and 2024 if not used.

The Group determines whether or not a tax position is “more-likely-than-not” of being sustained upon audit based solely on the technical merits of the position. The Group does not anticipate any significant changes to its liability for unrecognized tax benefits within the next 12 months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2014 through 2019 on non-transfer pricing matters, and from 2010 through 2019 on transfer pricing matters.

18.          RELATED PARTY TRANSACTIONS

The table below sets forth the related party and its relationship with the Group

Name of related party	Relationship with the Group
Zhejiang Youzhan Information Technology Co., Ltd.	Entity controlled by Chief Operating Officers of the Group

In September 2018, the Group purchased electronic equipment RMB157 from Zhejiang Youzhan Information Technology Co., Ltd., and there were no similar purchases occurred in 2019.

The following table presents amounts owed from related parties as of December 31, 2018 and 2019:

	As of December 31,
	2018	2019
Accrued expenses and other current liabilities	157	—

111, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

19.          MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were RMB31,500, RMB44,598 and RMB50,046 for the years ended December 31, 2017, 2018 and 2019, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

20.          RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries of the Group in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for the specific purposes of offsetting future losses, enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the years ended December 31, 2017, 2018 and 2019, no appropriation to statutory reserves was made because the PRC subsidiaries had substantial losses during such periods. In addition, due to restrictions on the distribution of share capital from the Company’s PRC subsidiaries, the PRC subsidiaries share capital of RMB 1,531,183 and RMB 1,667,461 at December 31, 2018 and 2019 is considered restricted, which are not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

21.          COMMITMENTS AND CONTINGENCIES

The Group is subject to periodic legal or administrative proceedings in the ordinary course of its business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the financial statements.

22.          SUBSEQUENT EVENTS

The subsequent events have been evaluated through April 16, 2020, which is the date the audited consolidated financial statements were available to be issued.

From January to April 2020, the Company granted options to purchase 740,000 ordinary shares with the exercise price of $2.52 per share under the Plan and 511,152 restricted share units to Group’s employees, which will vest over a four-year period with 25% of the awards vesting on the anniversary of the grant date each year. 910,042 share options were exercised and 209,974 restricted share units were vested from January to April 2020.

From January to April 2020, the Company repurchased total of 511,758 ordinary shares with the total consideration of approximately $1.7 million.

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I

111, INC.

FINANCIAL INFORMATION FOR PARENT COMPANY

BALANCE SHEETS
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

	2018	2019	2019
	RMB	RMB	US$
			(Note 2 (ag))
ASSETS
Current assets:
Cash and cash equivalents	262,859	176,001	25,281
Short-term investments	115,815	—	—
Prepayments and other current assets	538,543	608,918	87,466
Total current assets	917,217	784,919	112,747
Long-term investments	317,478	—	—
Total assets	1,234,695	784,919	112,747

LIABILITIES AND EQUITY
Other current liabilities	2,284	2,327	334
Other non-current liabilities	8,135	5,936	853
Total liabilities	10,419	8,263	1,187

SHAREHOLDERS’ (DEFICIT) EQUITY
Ordinary shares Class A ($0.00005 par value per share; 800,000,000 and 800,000,000 shares authorized, 91,088,106 and 96,588,106 shares issued and 91,088,106 and 92,120,024 outstanding as of December 31, 2018 and 2019, respectively)	29	30	4
Ordinary shares Class B ($0.00005 par value per share; 72,000,000 shares authorized, 72,000,000 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	25	25	4
Treasury shares (nil and 1,485,862 shares as of December 31 2018 and 2019, respectively)	—	(22,991)	(3,302)
Additional paid-in capital	2,540,878	2,606,486	374,398
Accumulated deficit	(1,383,729)	(1,883,335)	(270,524)
Accumulated other comprehensive income	67,073	76,441	10,980
Total shareholders’ equity	1,224,276	776,656	111,560
Total liabilities, mezzanine equity and equity	1,234,695	784,919	112,747

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I
111, INC.

FINANCIAL INFORMATION FOR PARENT COMPANY

STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands, unless otherwise stated)

	Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$ (Note 2 (ag))
Operating expenses:
General and administrative expenses	(834)	(2,145)	(8,523)	(1,224)
Interest income (expense), net	—	371	593	85
Other operating income (expense), net	—	31	—	—
Other income, net	—	3,253	7,161	1,029
(loss) Income before tax	(834)	1,510	(769)	(110)

Share of loss of subsidiaries and VIEs	(247,746)	(381,601)	(498,837)	(71,654)
Net loss attributable to ordinary shareholders	(248,580)	(380,091)	(499,606)	(71,764)

Other comprehensive income (loss)
Unrealized securities holding gains (loss), net of tax of nil for 2017, 2018 and 2019	2,196	(286)	3,356	482
Realized securities holding (gains), net of tax of nil for 2017, 2018 and 2019	—	(399)	(4,962)	(713)
Foreign currency translation adjustments	(21,347)	21,658	11,668	1,676
Unrealized securities holding gains (loss)of subsidiaries and VIEs, net of tax of nil for 2017, 2018 and 2019	1,831	9,020	3,979	572
Realized securities holding loss of subsidiaries and VIEs, net of tax of nil for 2017, 2018 and 2019	—	(10,470)	(4,673)	(671)
Comprehensive loss	(265,900)	(360,568)	(490,238)	(70,418)

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I
111, INC.

FINANCIAL INFORMATION FOR PARENT COMPANY

STATEMENTS OF CASH FLOWS
(Amounts in thousands, unless otherwise stated)

	Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$ (Note 2 (ag))
Operating activities:
Net loss	(248,580)	(380,091)	(499,606)	(71,764)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Share of loss of subsidiaries and VIEs	247,746	381,601	498,837	71,654
Other current liabilities	—	2,284	43	6
Other non-current liabilities		8,135	(2,199)	(316)
Investment income		(2,591)	(4,962)	(713)
Net Cash (used in) provided by operating activities	(834)	9,338	(7,887)	(1,133)
Investing activities:
Purchase of long-term investments	—	(821,962)	—	—
Payment for shareholder loan to subsidiaries	—	—	(203,388)	(29,215)
Proceeds from sale or maturity of short-term investments	—	25,160	117,214	16,837
Net cash used in investing activities	—	(796,802)	(86,174)	(12,378)

Financing activities:
Proceeds from ordinary shareholders	25	—	11,328	1,627
Payment of share repurchase	—	—	(22,991)	(3,302)
Proceeds from IPO, net of issuance cost	—	694,878	—	—
Proceeds of preferred shareholders	—	277,819	—	—
Net cash provided by (used in) financing activities	25	972,697	(11,663)	(1,675)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(147)	75,672	18,866	2,710
Net (decrease) increase in cash and cash equivalents, and restricted cash	(956)	260,905	(86,858)	(12,476)
Cash and cash equivalents, and restricted cash at the beginning of the year	2,910	1,954	262,859	37,757
Cash and cash equivalents, and restricted cash at the end of the year	1,954	262,859	176,001	25,281

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

As of December 31, 2019, there are no material contingencies, mandatory dividend, significant provisions for long-term obligations or guarantees of the Company, except for those which have separately disclosed in the consolidated financial statements.