Form 20-F
period 2020-12-31
111, Inc.
filed 2021-04-30
CIK 1738906

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

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

3-5/F, No.295 ZuChongZhiRoad,
Pudong New Area
Shanghai, 201203
The People’s Republic of China

(Address of principal executive offices)

Junling Liu, Chief Executive Officer

Telephone: +86 21 2053-6666

Email: junling @111.com.cn

Pudong New Area
Shanghai, 201203
The People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares (one American depositary share representing two Class A ordinary shares, par value US$0.00005 per share)	YI	The Nasdaq Stock Market LLC (The Nasdaq Global Market)

Class A ordinary shares, par value US$0.00005 per share”		The Nasdaq Stock Market LLC (The Nasdaq Global Market)
*	Not for trading, but only in connection with the listing on the Nasdaq Global Market of American depositary shares.

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

As of December 31, 2020, there were 165,353,402 ordinary shares outstanding, par value US$0.00005 per share,  being the sum of 93,353,402 Class A ordinary shares and 72,000,000 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ⌧

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ⌧

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ⌧ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File Required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ⌧ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer,or a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ⌧	Non-accelerated Filer ◻	Emerging growth
company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards* provided pursuant to Section 13(a) of the Exchange Act. ☐

*     The term “new or revised financial accounting standard: refers to any update issued by the Financial Accounting Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

Yes ☐   No ⌧

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐    No ☐

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all information in this annual report reflects the following:

●	“1 Clinic” refers to our internet hospital;
●	“1 Pharmacy", previously known as "1 Drug Mall”, refers to our online wholesale pharmacy;
●	"1 Medicine Marketplace", previously known as “1 Drugstore” refers to our online retail pharmacy;
●	“ADSs” refer to American depositary shares, each of which represents two Class A ordinary shares;
●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	"DTP" refers to direct to patient;
●	“GMV” refers to the total value of all orders shipped for products sold under our direct sales model, net of returns, plus the total value of all orders shipped for products sold on our marketplace by our marketplace sellers, inclusive of returns, during the specified period;
●	“marketplace sellers” refer to third-party merchants on our 1 Medicine Marketplace and 1 Pharmacy, which include distributors and resellers that sell products through our online retail pharmacy or online wholesale pharmacy under our marketplace model;
●	“medical professionals” refer to doctors, pharmacists and medical assistants;
●	“New Retail” refers to the seamless integration of our online retail pharmacy and offline pharmacy network by leveraging our smart supply chain and cloud-based solutions to improve the efficiency throughout the value chain;
●	“pharmaceutical companies” refer to manufacturers of pharmaceutical and other health and wellness products;
●	“pharmacies” refer to independent pharmacies, pharmacy chains and in-house pharmacies within clinics and private hospitals;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“shares” or “ordinary shares” refers to our ordinary shares comprising Class A and Class B ordinary shares, par value US$0.00005 per share;
●	“SKU” refers to stock keeping unit;
●	“smart supply chain” refers to a supply chain built upon a technology infrastructure that is designed to analyze massive amounts of data to facilitate the customization, productivity and efficiency needed in the New Retail era. Our smart supply chain consists of multiple components, including our fulfillment infrastructure, cloud-based inventory management and our supply chain management;
●	“suppliers” refer to distributors and pharmaceutical companies from whom we source our products for our direct sales model;
●	“U.S. GAAP” refers to generally accepted accounting principles in the United States;
●	“US$,” “U.S. dollars,” “$,” or “dollars” refers to the legal currency of the United States; and
●	“we,” “us,” “our company,” “our,” or “111” refers to 111, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, our variable interest entities in China.

Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.5250 to US$1.00, the exchange rate on December 31, 2020 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

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

You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

●	our goals and strategies;
●	our future business development, financial condition and results of operations;
●	expected changes in our revenues, costs or expenditures;
●	our expectations regarding demand for and market acceptance of our services;
●	competition in our industry; and
●	government policies and regulations relating to our industry.

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

Not applicable.

B.          Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.         Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Our Business and Industry

●	We are subject to extensive and evolving regulatory requirements, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects.
●	Our business, financial condition and results of operations may be materially and adversely affected if we are unable to compete effectively in the PRC general health and wellness market, and we may fail to sufficiently and promptly respond to rapid changes in government regulations, treatment of diseases and customer preferences.
●	We may not be able to manage the growth of our business and our expansion plans and operations or implement our business strategies on schedule or within our budget, or at all.
●	We have incurred operating losses in the past, and may not be able to achieve or maintain profitability in the future.
●	Our pharmaceutical retail and wholesale businesses are subject to a variety of risks, which may have a material and adverse effect on our business, financial condition and results of operations.
●	Our business generates and processes a large amount of data, and the improper use or disclosure of such data could harm our reputation and have a material adverse effect on our business and prospects.
●	Our failure to properly manage various participants in our ecosystem may materially and adversely affect our business.

●	Any lack of requisite approvals, licenses or permits applicable to our business, or any non-compliance with relevant laws and regulations, may have a material and adverse effect on our business, financial condition, results of operations and prospects.
●	We may become subject to product liability and medical liability claims, which could cause us to incur significant expenses and be liable for significant damages if not covered by insurance.
●	If we are unable to implement our strategy to expand our PRC operations by completing an initial public offering and listing on the STAR Market, our ability to strengthen our market position and operations in the PRC could be materially impaired. Even if we complete the STAR Market listing, we may not achieve the results contemplated by our business strategy and our strategy for growth in the PRC may not result in increase in the trading price of our ADSs.

Risks Related to Our Corporate Structure

●	If the PRC government deems that the contractual arrangements in relation to our variable interest entities and their subsidiaries do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
●	We rely on contractual arrangements with our variable interest entities and their shareholders, for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control.
●	Any failure by our variable interest entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.
●	The shareholders of our variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.
●	Contractual arrangements in relation to our variable interest entities, may be subject to scrutiny by the PRC tax authorities and they may determine that we, or our variable interest entities and their subsidiaries, owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.
●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.
●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of pharmaceutical and healthcare industry and internet-related businesses, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.
●	We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.
●	The recent enactment of the Holding Foreign Companies Accountable Act, the SEC's ongoing rulemaking with respect to such law, and other legislative developments in the United States may result in delisting of the ADSs.

Risks Related to American Depositary Shares

●	The trading price for the ADSs may be volatile.
●	Techniques employed by short sellers may drive down the trading price of the ADSs.
●	Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.
●	The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

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

We began our operations in 2012 and we experienced net loss in the amount of RMB382.0 million, RMB501.8 million and RMB467.1 million (US$71.6 million) in 2018, 2019 and 2020, respectively. We expect our operating costs and expenses to increase in the future in absolute terms as we expand our operations. We may also incur additional legal, accounting, and other expenses as a public company. If our revenue does not grow at a greater rate than our expenses, we will not be able to achieve and maintain profitability. We may incur significant losses in the future for various reasons, many of which may be beyond our control. Additionally, we may encounter unforeseen expenses, operating delays, or other unknown factors that may result in losses in the future. If our cost of sales and expenses continuously exceed our revenue, our business may be materially and adversely affected and we may not be able to achieve or maintain profitability.

Our pharmaceutical retail and wholesale businesses are subject to a variety of risks, which may have a material and adverse effect on our business, financial condition and results of operations.

We are subject to certain risks in our pharmaceutical retail and wholesale businesses, including:

●	inability to successfully execute effective advertising, marketing and promotional programs necessary to maintain and increase awareness of our brands, products and services;
●	failure to implement effective pricing and other strategies in response to market competition;
●	inability to respond to changes in demand and preferences of pharmacy customers and consumers in a timely manner;
●	inability to stock an adequate supply of pharmaceutical and other health and wellness products that meet the demand of our pharmacy customers and consumers;
●	overall consumer spending on healthcare in China;
●	inability to obtain and maintain regulatory or governmental permits, approvals and clearances, or to pass PRC government inspections or audits; and
●	the risk of, and resulting liability from, any contamination, injury or other harm caused by any use, misuse or misdiagnosis involving products distributed by us.

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

We generate and process a large amount of personal, transaction, demographic and behavioral data including medical records and other personal information. We face risks inherent in handling large volumes of data and in securing and protecting such data. In particular, we face a number of data-related challenges related to our business operations, including:

●	protecting the data in and hosted on our system, including against attacks on our system by external parties or fraudulent behavior by our employees;
●	addressing concerns related to privacy and sharing, safety, security and other factors; and

●	complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

Regulatory requirements regarding the protection of such data are constantly evolving and can be subject to significant change, making the extent of our responsibility in that regard uncertain. Under certain regulations, rules and measures promulgated by the Ministry of Industry and Information Technology of the People’s Republic of China, or the MIIT, since 2011, any collection and use of a user’s personal information by an internet services provider must be subject to the consent of the user, abide by the principles of legality, rationality and necessity, and be within the specified purposes, methods and scopes. The internet services provider must keep all information collected strictly confidential and is prohibited from divulging, tampering with or destroying any such information, or selling or providing such information to other parties. In particular, the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, which took effect on June 1, 2017, is formulated to maintain network security, safeguard the cyberspace sovereignty, national security and public interests, protect the lawful rights and interests of citizens, legal persons and other organizations, and further enhance personal information protection, such as through requirements on the collection, use, processing, storage and disclosure of personal information. Furthermore, in August 2018, the Standing Committee of China's National People's Congress, or the SCNPC promulgated the E-Commerce Law of the People’s Republic of China, or the E-Commerce Law, to regulate the e-commerce activities conducted within the territory of the PRC, which further strengthens the protection of consumers’ personal data and privacy. Since the Cyber Security Law, E-Commerce Law and relevant regulations, rules and measures are relatively new, there are uncertainties as to the interpretation and application of these laws and regulations, and it is possible that our data protection practices are or will be inconsistent with regulatory requirements. Any violation of the provisions and requirements under the Cyber Security Law, E-Commerce Law and other relevant regulations, rules and measures may subject us to warnings, fines, confiscation of illegal gains, revocation of licenses, suspension of business, shutting down of websites or even criminal liabilities. Complying with such requirements could cause us to incur substantial expenses or to alter or change our practice in a manner that could harm our business. Any systems failure or security breach or lapse that results in the unauthorized release of our user data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability.

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

We rely on various participants, including, but not limited to, pharmacies, pharmaceutical companies, marketplace sellers and medical professionals, in the provision of services and products in our ecosystem, and the success of our business depends on our ability to properly manage them. See "Item 4. Information on the Company - B. Business Overview - Our Ecosystem."

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

Our business is subject to governmental supervision and regulation by various PRC governmental authorities including, but not limited to, the Ministry of Commerce of the People’s Republic of China, or MOFCOM, the MIIT, the National Health and Family Planning Commission of the People’s Republic of China, or the NHFPC, which was restructured and integrated into the National Health Commission of the People’s Republic of China, or the NHC, National Medical Products Administration, formerly China Food and Drug Administration (“NMPA” or “CFDA”), the State Administration for Industry and Commerce, or the SAIC, which was, together with the CFDA, integrated into the State Administration for Market Regulation, or the SAMR, the Cyberspace Administration of China, or the CAC, and the corresponding local regulatory authorities. Such government authorities promulgate and enforce laws and regulations that cover a variety of business activities that our operations concern, such as provision of internet information, online medical services, online and offline retail, sales and online operation of pharmaceutical products and medical devices, sales of food, and internet advertisement, among other things. These regulations in general regulate the entry into, the permitted scope of, as well as approvals, licenses and permits for, the relevant business activities.

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

In particular, under the Administrative Measures for the Supervision and Administration of Circulation of Pharmaceuticals promulgated by the CFDA in 2007, a company is prohibited from selling prescription drugs to consumers without prescription, via internet or by post. A company in violation of such prohibitions will be instructed to rectify, given a disciplinary warning, and/or imposed an administrative penalty of no more than RMB30,000 per violation. See “Item 4. Information on the Company—B. Business Overview— Regulations— Regulations Relating to Online Operation of Drugs and Medical Devices.” The newly revised Drug Administration Law of the People’s Republic of China, or the Drug Administration Law, abolishes the restriction on online sale of prescription drugs and adopts the principle of keeping online and offline sales consistent, which allows the qualified pharmaceutical enterprise to conduct online sale of drugs (including prescription drugs, but not certain special controlled drugs). In addition, the entity that operates a third-party online drug transaction platform shall be filed with relevant authority for drugs supervision and administration and responsible to examine the qualifications of the drug marketing permit holders and drug operation enterprises applying to operate on its platform, ensure that they meet legal requirements, and manage the drug operation behaviors occurring on the platform. However, as of the date of this annual report, none of the regulations or implementation rules regulating online drug sales have yet been promulgated and implemented, which may further introduce and impose certain conditions and restrictions to the online sale of drugs. In the past, we had received disciplinary warnings and administrative penalties due to certain non-compliance incidents in relation to prescription drugs sales. We have adjusted our sales model and relevant functions of our online platforms in response to such warnings and penalties. However, it remains uncertain that our sales model and online platforms as adjusted are and will be in full compliance with the relevant laws and regulations, which are evolving and subject to changes. In addition, due to the complexity of our IT system, its potential errors, or human errors, mistakes or misconduct by our offline retail pharmacies, we cannot assure you that we can fully comply with and meet the requirements under all laws and regulations related to the sale of prescription drugs. Any failure to comply with such laws and regulations could materially and adversely affects our business, results of operations, financial condition and prospects.

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

We are exposed to risks inherent in marketing, distributing and selling pharmaceutical and other health and wellness products and providing online healthcare and medical services in China. Claims, customer complaints or administrative penalties may arise if any of the products we market and distribute are deemed or proven to be unsafe, ineffective or defective, or they are found to contain illicit substances. We may also be subject to allegations of having engaged in practices such as improper filling of prescriptions, distribution of counterfeit and substandard medicines, or providing inadequate warnings or insufficient or misleading disclosures of side effects.

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

If we are unable to implement our strategy to expand our PRC operations by completing an initial public offering and listing on the STAR Market, our ability to strengthen our market position and operations in the PRC could be materially impaired. Even if we complete the STAR Market listing, we may not achieve the results contemplated by our business strategy and our strategy for growth in the PRC may not result in increase in the trading price of our ADSs.

In August 2020 we announced plans to seek to list the shares of 1 Pharmacy Technology (Shanghai) Co., Ltd. (previously known as Yao Fang Information Technology (Shanghai) Co., Ltd. and 1 Pharmacy Yao Fang Technology (Shanghai) Co., Ltd.), or 1 Pharmacy Technology, on the Science and Technology Innovation Board of Shanghai Stock Exchange (the “STAR Market”) within the next three years (the “STAR Listing”). 1 Pharmacy Technology is our principal operating company and was a wholly owned subsidiary of Yao Wang Corporation Limited, or Yao Wang. See “Item 4. Information on the Company – A. History and Development of the Company.” Since August 20, 2020, 1 Pharmacy Technology has become a majority owned subsidiary of Yao Wang. We may not be able to complete the STAR Listing for a number of reasons, many of which are outside our control. 1 Pharmacy Technology must succeed in obtaining PRC governmental approvals required to permit the STAR Listing, and one or more of those approvals may be denied, or significantly delayed, by the PRC regulators for reasons outside our control or unknown to us. Similarly, the STAR Listing application may be denied or delayed by the Shanghai Stock Exchange and/or China Securities Regulatory Commission in its discretion.

If we are unable to complete the STAR Listing, we may not otherwise be able to realize the advantages to our PRC operations contemplated by our business strategy, including accessing a new source of growth capital, raising our profile with Chinese investors and potential customers, and strengthening our leading digital healthcare platform in China. Because it may be more than three years before we know whether the STAR Listing will be completed, we may, in the interim, forego or postpone other alternative actions to strengthen our market position and operations in the PRC.

We cannot assure you that, even if the STAR Listing is completed, we will realize any or all of our anticipated benefits of the STAR Listing. Our completion of the STAR Listing may not have the anticipated effects of including the strengthening of our market position and operations in the PRC. If the STAR Listing is completed, 1 Pharmacy Technology will have broad discretion in the use of the proceeds from the initial sales of shares to investors and the proceeds from the initial public offering, and it may not spend or invest those proceeds in a manner that results in our operating success or with which our stockholders agree. Our failure to successfully leverage the completion of the STAR Listing to expand our PRC business could result in a decrease in the trading price of the ADSs, and we cannot assure you that the success of 1 Pharmacy Technology will have an attendant positive effect on the trading price of our ADSs.

Additionally, In the event that 1 Pharmacy Technology’s proposed listing on the STAR Market is not completed before June 30, 2023 (or the date otherwise agreed by 1 Pharmacy Technology and the investors in writing), such investors may choose to exercise their options to require the controlling shareholder of 1 Pharmacy Technology, Yao Wang, to redeem all or part of the equity interests then owned by such investors. If the investors were to exercise such option, Yao Wang may not have sufficient fund for the redemption, and to the extent Yao Wang requires additional funding, we cannot assure you that such capital will be available on terms acceptable to us, or at all. Any such lack of fund may cause our defaults under the agreements between us and the investors and may impair our reputation and ability to grow its operations, which could have a material adverse effect on our operating results and on the price of the ADSs.

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

As our pharmaceutical retail and wholesale businesses carry a wide range of products and maintain significant inventory levels for a substantial portion of our merchandise, we may be unable to sell such inventory in sufficient quantities or during the relevant sales seasons. We had net write-downs of our inventories to their net realizable value of nil, RMB790 thousand and RMB24.2 million (US$3.7 million) in 2018, 2019 and 2020, respectively. Inventory levels in excess of customer demand may result in inventory write-downs, expiration of products or an increase in inventory holding costs and a potential negative effect on our liquidity.

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

We depend on our reputation and brand names in many aspects of our business operations. However, we cannot assure you that we will be able to maintain a positive reputation or brand name for all of our products in the future. Our reputation and brand names may be materially and adversely affected by a number of factors, many of which are beyond our control, including:

●	adverse associations with the third party-branded products we sell or which are sold in our stores or on our platform, including with respect to their efficacy or side effects;
●	lawsuits and regulatory investigations against us or otherwise relating to our products or industry;
●	improper or illegal conduct by our employees, retail and wholesale pharmacies and third-party promoters, that is not authorized by us; and
●	adverse publicity associated with us, our products or our industry, whether founded or unfounded.

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

In addition to our website, we also offer healthcare products and services through our mobile applications, which are regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, promulgated by the CAC, on June 28, 2016 and effective on August 1, 2016. According to the APP Provisions, the providers of mobile applications shall not create, copy, publish or distribute information and content that is prohibited by laws and regulations. We have implemented internal control procedures screening the information and content on our mobile applications to ensure their compliance with the APP Provisions. However, we cannot assure that all the information or content displayed on, retrieved from or linked to our mobile applications complies with the requirements of the APP Provisions and other related regulations and rules at all times. If our mobile applications were found to be violating the APP Provisions, we may be subject to administrative penalties, including warning, service suspension or removal of our mobile applications from the relevant mobile application store, which may materially and adversely affect our business and operating results.

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

In addition, the State Council and other relevant authorities issued a series of policies on deepening the reform of medical and healthcare system in 2019. According to the Notice on Issuance of the Pilot Plan regarding the Organization of Centralized Procurement and Use of Drugs by the State and the Implementation Opinions on Region Expansion of the Organization of Centralized Procurement and Use of Drugs by the State, the state planned to organize centralized procurement and use of certain types of pilot drugs to lower drug price, reduce the burden on patients of drug costs, and lower the transaction costs of pharmaceutical enterprises. The Guidance on Improving “Internet +” Medical Service Price and Medical Insurance Payment Policies issued by the National Healthcare Security Administration proposed to improve project management, optimize the pricing mechanism and clarify the payment policy of “Internet +” medical services. Although such policies may lower the transaction costs of the pharmaceutical enterprises and increase the amount of drugs purchased, they may also reduce the sales prices of the drugs and increase market competition within the pharmaceutical industry. There are still uncertainties relating to the actual implementation of such policies. The National Healthcare Security Administration promulgated the Notice on Accelerating the Implementation of Drug Prices and Bid Invitation and Procurement Credit Assessment System, which requires that the provincial medical security bureaus and centralized procurement institutions shall establish the drug prices and bid invitation and procurement credit assessment system before the end of 2020. The General Office of the State Council promulgated the Opinions on Promoting the Systematism and Normalization of Centralized and Target-quantity Procurement of Drug in January 2021, to guide the regression of drug prices to reasonable level, reduce the burden of using drugs and promote the healthy development of pharmaceutical industry.

If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the trading price of the ADSs may be materially and adversely affected.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2020. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective as of December 31, 2020.

However, any failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our consolidated financial statements, which in turn could harm our business and negatively impact the trading price of the ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the Nasdaq, regulatory investigations and civil or criminal sanctions.

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

We have obtained insurance to cover certain potential risks and liabilities, such as professional liability insurance for our doctors in connection with their provision of medical consultation services over our platform, and product liability insurance for us and our suppliers with respect to products sold in our retail pharmacy and online wholesale pharmacy through 1 Medicine Marketplace and 1 Pharmacy, respectively. However, we may not be able to acquire any insurance for certain types of risks such as business liability or service disruption insurance for all of our operations in the PRC, and our coverage may not be adequate to compensate for all losses that may occur, particularly with respect to loss of business or operations. For example, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. Any business disruption, litigation, regulatory action, outbreak of epidemic disease or natural disaster could also expose us to substantial costs and diversion of resources. There can be no assurance that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

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

Our business operations and financial performance have been adversely affected by the COVID-19 outbreak, may in the future continue to be affected by the COVID-19 outbreak, and may be affected by other natural disasters, epidemics and other unforeseeable catastrophes.

Since the end of December 2019, the outbreak of a novel strain of coronavirus, now named as COVID-19, has materially and adversely affected the global economy. Although the COVID-19 outbreak has increased demand for certain drugs or medical equipment that we sell, it has caused disruptions to our business operations and those of our customers, suppliers, and logistics providers, to varying degrees. Our headquarters are located in Shanghai and we currently lease office space in various parts of China to support our operations, including in Wuhan. We currently operate a fulfilment center in Wuhan and five strategically located, regional fulfillment centers in the rest of China. The COVID-19 has caused, and may continue to cause, companies in China, including us and certain of our customers and suppliers, to implement temporary adjustment of work schedules and travel plans or to require employees to work from home and collaborate remotely. The pandemic has also resulted in the temporary disruption of our fulfillment facilities in Wuhan due to government-imposed quarantines. While the pandemic has come under control in the PRC since the second quarter of 2020, there remain significant uncertainties surrounding the COVID-19 outbreak and its further development as a global pandemic. We cannot predict whether there will be future disruptions in our operations. As a result, we may experience lower efficiency and productivity, internally and externally, which may adversely affect our business and operations. The extent to which the COVID-19 outbreak impacts our results of operations will depend on future developments, which are highly uncertain and unpredictable, including new information which may emerge concerning the severity of this outbreak and future actions we take, if any, to contain this outbreak or treat its impact, among others.

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

Our business could be materially and adversely affected by natural disasters, such as snowstorms, earthquakes, fires or floods, the outbreak of a widespread health epidemic or other events, such as wars, acts of terrorism, environmental accidents, power shortage, labor unrest or communication interruptions. The occurrence of such a disaster or prolonged outbreak of an epidemic illness or other adverse public health developments in the PRC or elsewhere could materially disrupt our business and operations. Such events could also significantly affect our industry and cause a temporary closure of the facilities we use for our operations, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Our operations could be disrupted if any of our employees were suspected of having any of the epidemic illnesses, since this could require us to quarantine some or all of such employees or disinfect the facilities used for our operations. In addition, our revenue and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak harms the global or PRC economy in general. Our operations could also be severely disrupted if our users or other participants were affected by such natural disasters, health epidemics or other outbreaks. See also " - Our business operations and financial performance have been adversely affected by the COVID-19 outbreak, may in the future continue to be affected by the COVID-19 outbreak, and may be affected by other natural disasters, epidemics and other unforeseeable catastrophes."

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

We are a Cayman Islands company and our PRC subsidiary, 1 Pharmacy Technology, is considered a foreign invested enterprise. To comply with PRC laws and regulations, we set up a series of contractual arrangements entered into among 1 Pharmacy Technology, our variable interest entities, and their shareholders to conduct our operations in China. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Variable Interest Entities.” As a result of these contractual arrangements, we exert control over our variable interest entities and their subsidiaries and consolidate their operating results in our financial statements under U.S. GAAP. We conduct our pharmaceutical wholesale and retail business, online retail pharmacy, 1 Medicine Marketplace, pharmacopoeia and our internet hospital, 1 Clinic, via our PRC subsidiaries, our variable interest entities and their subsidiaries in China, including Guangdong Yihao Pharmacy Co., Ltd., or Yihao Pharmacy, Yihao Pharmaceutical Chain Co., Ltd., or Yihao Pharmaceutical Chain, Chongqing Yihao Pharmacy, Hubei Yihao Pharmacy, Fujian Yaofang Pharmacy, Shanxi Yihao Yaofang Pharmacy, Liaoning Yihao Pharmacy, Chengdu Yizhen Internet Hospital and Anshun Southwest Internet Hospital Co., Ltd., or Southwest Internet Hospital, respectively.

In the opinion of our PRC legal counsel, Commerce & Finance Law Offices, the ownership structures of our variable interest entities currently does not, result in any violation of the applicable PRC laws or regulations currently in effect; and the contractual arrangements among 1 Pharmacy Technology, our variable interest entities and their shareholders, are governed by PRC laws or regulations, and are currently valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect, and do not result in any violation of the applicable PRC laws or regulations currently in effect.

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

We have relied and expect to continue to rely on contractual arrangements with our variable interest entities and their shareholders to operate our pharmaceutical wholesale and retail business, 1 Medicine Marketplace, pharmacopoeia and our internet hospital, 1 Clinic, through Yihao Pharmacy, Yihao Pharmaceutical Chain and Southwest Internet Hospital, respectively. For a description of these contractual arrangements, see “ Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Variable Interest Entities.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entities and their subsidiaries. For example, our variable interest entities or their shareholders may fail to fulfill their contractual obligations with us, by, among other things, failing to maintain our website and use the domain names and trademarks in a manner as stipulated in the contractual arrangements, or taking other actions that are detrimental to our interests.

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

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among 1 Pharmacy Technology, our foreign invested subsidiary in China, our variable interest entities and their shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust income of our variable interest entities in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our variable interest entities for PRC tax purposes, which could in turn increase their tax liabilities without reducing 1 Pharmacy Technology’s tax expenses. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our variable interest entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially adversely affected if our variable interest entities’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

If we exercise the option to acquire equity ownership of our variable interest entities, the ownership transfer shall be approved or filed with PRC governmental authorities and subject to taxation, which may result in substantial costs.

Pursuant to the contractual arrangements, 1 Pharmacy Technology has the exclusive right to purchase all or any part of the equity interests in our variable interest entities from the respective shareholders for free or at a lowest price as permitted by the then applicable PRC laws. The equity transfer shall be subject to the approvals from or information reports with the MOFCOM, the MIIT, the SAMR and/or their local competent branches. In addition, the equity transfer price may be subject to review and tax adjustment by the relevant tax authority. In particular, the shareholders of our variable interest entities will be subject to PRC individual or enterprise income tax on the difference between the equity transfer price and the then current registered capital of our variable interest entities and the payment, after deducting such tax, to 1 Pharmacy Technology may also be subject to enterprise income tax, which may result in substantial costs.

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

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including but not limited to the MOFCOM, the MIIT, the National Medical Products Administration, or the NMPA, the NHC and the SAMR and their counterparts. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of pharmaceutical operation, medical and healthcare services and internet-related business, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in such business. The laws and regulations related to medical and healthcare services and internet-related business are evolving rapidly, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Under PRC laws, an entity must obtain the pharmaceutical operation license from the NMPA or its counterpart for conducting pharmaceutical wholesale and retail business, the value-added telecommunication service operating licenses from the MIIT or its counterpart for either online information services or third-party e-commerce platform, and a medical institution shall obtain a practicing license of medical institutions from the NHC for provision of medical diagnosis and treatment services. We have made great efforts to obtain all applicable licenses and permits necessary to our main business. However, the interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the pharmaceutical operation, medical and healthcare services and internet-related business have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, pharmaceutical operation, medical and healthcare services and internet-related business industry in China, including our business, we cannot assure you that we have obtained all the permits or licenses required for conducting our business or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us, which may restrict our ability to satisfy our liquidity requirements. In addition, since we have no direct equity interests in our variable interest entities and only collect the revenue under the contractual arrangement, the PRC tax authorities may require our PRC subsidiary, 1 Pharmacy Technology, to adjust its taxable income under the contractual arrangements it currently has in place with our variable interest entities and their subsidiaries, in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us.

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

At the end of 2016, the People’s Bank of China, or PBOC, and the State Administration of Foreign Exchange, or SAFE, implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the PBOC issued the Circular on Further Clarification of Relevant Matters Relating to Offshore Renminbi Loans Provided by Domestic Enterprises, in November 2016, which provides that offshore Renminbi loans provided by a domestic enterprise to offshore enterprises that are its affiliates in equity shall not exceed a certain amount that is equal to the most recent audited owner’s equity multiplied by a ratio determined by the PBOC, and may constrain our PRC subsidiaries’ ability to provide offshore loans to us. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions or payment may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions or make payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and variable interest entities. We may make loans to our PRC subsidiaries and variable interest entities subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our foreign invested subsidiaries in China.

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

In 2008, SAFE promulgated the Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, which used to regulate the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting the usage of converted Renminbi. In March 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises, or Circular 19. Circular 19 took effect as of June 1, 2015 and superseded Circular 142 on the same date. Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises and allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi fund converted from their foreign exchange capitals for expenditures beyond their business scopes. In June 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or Circular 16. Circular 16 continues to prohibit foreign-invested enterprises from, among other things, using the Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing (except for guarantee products issued by a bank or otherwise permitted by laws), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use (except for real estate enterprise). Pursuant to the Notice of the State Administration of Foreign Exchange on Further Promoting Cross-border Trade and Investment Facilitation, or Circular 28, promulgated on October 23, 2019, non-investment foreign invested enterprises are allowed to invest their capital in domestic equity in accordance with laws and regulations on the condition that such investment is not in violation of the Special Administrative Measures for Admission of Foreign Investment (Negative List) in force and the domestic projects to be invested shall be authentic and legal. According to the Circular on Optimizing the Administration of Foreign Exchange to Support the Development of Foreign-related Business, or SAFE Circular 8, issued by the SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments using the income under their capital accounts generated from their capital, foreign debt and overseas listing, without providing materials evidencing the authenticity in advance, provided that the capital usage is authentic and compliant with the current capital account income usage management regulations. The concerned bank is required to conduct spot checks in accordance with the relevant requirements. However, as these circulars are relatively new, there are still uncertainties regarding its interpretation, implementation and enforcement. All of these factors may significantly limit our ability to transfer to and use in China the net proceeds from our initial public offering, which may adversely affect our business, financial condition and results of operations.

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

Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiary, 1 Pharmacy Technology, is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the certain procedures under PRC foreign exchange regulation. But approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses under capital account items such as overseas investment and the repayment of loans denominated in foreign currencies.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law of the People’s Republic of China requires that the MOFCOM shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. On February 7, 2021, the SAMR further issued the Anti-Monopoly Guidelines for the Internet Platform Economy Sector that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as setting out merger controlling filing procedures involving variable interest entities.

In addition, a regulation related to security review on mergers and acquisitions of domestic enterprise by foreign investors issued by the MOFCOM that became effective in September 2011 specifies that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In December 2020, the NDRC and the MOFCOM further promulgated the Foreign Investment Security Review Measures, which took effect on January 18, 2021. These measures require direct or indirect investment by foreign investors of PRC companies engaged in military-related or certain other industries be subject to security review before consummation of any such investment. "Certain other industries" refer to, among others, important transportation services, important culture products and services, important information technology and internet products and services, and important finance services that are crucial to national security. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

If our shareholders who are PRC residents or entities do not complete their registration as required, our PRC subsidiary, 1 Pharmacy Technology, may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

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

In addition, the State Taxation Administration of the PRC, or STA, has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, our employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options or are granted with restricted shares. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

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

Under the Enterprise Income Tax Law of the PRC, or the EIT Law, and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. On April 22, 2009, the STA issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the STA’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. If the PRC tax authorities determine that we should be classified as a PRC resident enterprise for PRC tax purposes, our global income will be subject to income tax at a uniform rate of 25%, which may have a material adverse effect on our financial condition and results of operations. Notwithstanding the foregoing provision, the EIT Law also provides that, if a PRC resident enterprise directly invests in another PRC resident enterprise, the dividends received by the investing PRC resident enterprise from the invested PRC resident enterprise are exempted from income tax, subject to certain conditions. However, it remains unclear how the PRC tax authorities will interpret the

PRC tax resident treatment of an offshore company with indirect ownership interests in PRC resident enterprises through intermediary holding companies.

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

In February 2009, STA issued STA Notice No. 81, pursuant to which an enterprise must be the “beneficial owner” of the relevant dividend income in order to enjoy the preferential withholding tax rates on dividend. If, however, such enterprise otherwise qualifies for such preferential withholding tax rates through any transaction or arrangement, whose main purpose is to qualify for such preferential withholding tax rates, the enterprise nevertheless cannot enjoy the preferential withholding tax rates and the competent tax authority has the power to adjust the applicable withholding tax rates if it so determines. A STA Notice No. 9 issued by STA that took effect in April 2018 indicated that “beneficial owner” refers to a person who has ownership and disposal rights to the income or any rights and assets arising from such income, and the tax authority has discretion to determine whether or not an enterprise is determined as a “beneficial owner.” However, since the STA Notice No. 9 is newly issued, it remains unclear how the PRC tax authorities will implement STA Notice No. 9 in practice and to what extent they will affect the dividend withholding tax rates for dividends distributed by our PRC subsidiaries to our Hong Kong subsidiary. If the relevant tax authority determines that our Hong Kong subsidiary is a conduit company and does not qualify as the “beneficial owner” of the dividend income it receives from our PRC subsidiaries, the higher 10% withholding tax rate will apply to such dividends.

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is further subject to the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties promulgated by the STA on October 14, 2019 and became effective from January 1, 2020, which provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, collect and retain relevant materials for reference in accordance with these treaties, and accept supervision and management from the tax authorities. Therefore, we cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to Yao Wang Corporation Limited, our Hong Kong subsidiary.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-PRC resident investors.

According to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by STA on December 10, 2009, or STA Circular 698, where a non-PRC resident enterprise transfers the equity interests in a PRC resident enterprise indirectly through a disposition of equity interests in an offshore holding company (other than the sale on a public stock market of shares of an offshore enterprise purchased on a public stock market), or an Indirect Transfer, the non-PRC resident enterprise, as the seller, may be subject to PRC enterprise income tax of up to 10% of the gains derived from the Indirect Transfer in certain circumstances.

On February 3, 2015, the STA issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfers by Non-PRC Resident Enterprises, or STA Notice No. 7, to supersede the existing tax rules in relation to the tax treatment of the Indirect Transfer, while the other provisions of STA Circular 698 are irrelevant to the Indirect Transfer remain in force. STA Notice No. 7 introduces a new tax regime that is significantly different from that under a notice issued by STA Circular 698. It extends STA’s tax jurisdiction to capture not only the Indirect Transfer as set forth under STA Circular 698 but also transactions involving indirect transfer of (i) real properties in China and (ii) assets of an “establishment or place” situated in China, by a non-PRC resident enterprise through a disposition of equity interests in an offshore holding company. STA Notice No. 7 also extends the interpretation with respect to the disposition of equity interests in an offshore holding company broadly. In addition, STA Notice No. 7 further clarifies how to assess reasonable commercial purposes and introduces safe harbors applicable to internal group restructurings. However, it also brings challenges to both offshore transferor and transferee as they are required to make self-assessments on whether an Indirect Transfer or similar transaction should be subject to PRC tax and whether they should file or withhold any tax payment accordingly. On October 17, 2017, the STA issued a Notice Concerning Withholding Income Tax of Non-Resident Enterprise, or STA Notice No. 37, which abolished STA Circular 698 and certain provisions of STA Notice No. 7 and STA Notice No. 37 further reduced the burden of the withholding obligator, such as revocation of contract filing requirements and tax liquidation procedures, strengthened the cooperation of tax authorities in different places, and clarified the calculation of tax payable and mechanism of foreign exchange.

There is uncertainty as to the application of STA Notice No. 7 and STA Notice No. 37. In the event that non-PRC resident investors were involved in our private equity financing transactions and such transactions were determined by the competent tax authorities as lacking reasonable commercial purposes, we and our non-PRC resident investors may become at risk of being taxed under and STA Notice No. 7 and STA Notice No. 37 and may be required to expend costly resources to comply with STA Notice No. 7 and STA Notice No. 37, or to establish a case to be tax exempt under STA Notice No. 7 and STA Notice No. 37, which may cause us to incur additional costs and may have a negative impact on the value of your investment in us.

The PRC tax authorities have discretion under STA Notice No. 7 and STA Notice No. 37 to adjust the taxable capital gains based on the difference between the fair value of the transferred equity interests and the investment cost. We may pursue acquisitions in the future that may involve complex corporate structures. If we are deemed as a non-PRC resident enterprise under the EIT Law and if the PRC tax authorities adjust the taxable income of the transactions under STA Notice No. 7 and STA Notice No. 37, our income tax expenses associated with such potential acquisitions will increase, which may have an adverse effect on our financial condition and results of operations.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

As a public company with securities listed on a national exchange, we are required to have our financial statements audited by an independent registered public accounting firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB. A requirement of being registered with the PCAOB is that if requested by the SEC or PCAOB, such accounting firm is required to make its audits and related audit work papers be subject to regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities due to various state secrecy laws and the revised Securities Law, the PCAOB currently does not have free access to inspect the work of our auditor. This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our auditor. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections, which could cause investors in our stock to lose confidence in our audit procedures and the quality of our financial statements.

The recent enactment of the Holding Foreign Companies Accountable Act, the SEC’s ongoing rulemaking with respect to such law, and other legislative developments in the United States may result in delisting of the ADSs.

Over the past decade, U.S. SEC and PCAOB and the Chinese counterparts, namely, the China Securities Regulatory Commission, or the CSRC, and PRC Ministry of Finance have been in an impasse over the ability of the PCAOB to have access to the audit work papers and inspect the audit work of China based accounting firms, including our auditor. In May 2013, the PCAOB entered into a Memorandum of Understanding on Enforcement Cooperation (the “MOU”) with the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. Despite the MOU, on December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, the SEC and the PCAOB reiterated in another joint statement the greater risk associated with the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by laws in China, on December 2, 2020, U.S. Congress passed S. 945, the Holding Foreign Companies Accountable Act, or the HFCAA. The HFCAA has been signed by the President into law. Pursuant to the HFCAA, the SEC is required to propose rules to prohibit the securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over the counter” if the PCAOB is unable to inspect the work of the accounting firm for three consecutive years. On March 24, 2021, the SEC issued amendments to Form 20-F and sought public comments in response to the HFCAA. Consistent with the HFCAA, these amendments require the submission of documentation to the SEC establishing that a “commission-identified registrant” (as defined in the amendments) is not owned or controlled by a governmental entity in that foreign jurisdiction and also require disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such registrant. As of the date of this annual report, the SEC is also actively assessing how best to implement other requirements of the HFCAA, including the identification process and the trading prohibition requirements.

The enactment of the HFCAA and other efforts to increase U.S. regulatory access to audit work papers could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected as uncertainty remains over whether there will be a compromise solution. In the worst case, our ADSs could be delisted if we were unable to cure the situation to meet the PCAOB inspection requirement in time.

In addition, on August 6, 2020, the President’s Working Group on Financial Markets, or PWG, released a report recommending that the SEC take steps to implement the five recommendations, including enhanced listing standards on U.S. stock exchanges with respect to PCAOB inspection of accounting firms. This would require, as a condition to initial and continued listing on a U.S. stock exchange, PCAOB access to work papers of the principal audit firm for the audit of the listed company. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. It is unclear if and when the SEC will make rules to implement the recommendations proposed in the PWG report, especially in light of its ongoing rulemaking pursuant to the HFCAA. Any of these factors and developments could potentially lead to a material adverse effect on our business, prospects, financial condition and results of operations.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the administrative law judge presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months.

On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with the SEC requirements could ultimately lead to the delisting of our ADSs from the Nasdaq or the termination of the registration of our ordinary shares under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to American Depositary Shares

The trading price for the ADSs may be volatile.

Since the ADSs became listed on Nasdaq on September 12, 2018, the trading price of the ADSs has ranged from US$2.65 to US$45.88. The trading prices of the ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the trading prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the trading price of the ADSs.

In addition to the above factors, the price and trading volume of the ADSs may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us, our consumers or our industry;
●	conditions in the online healthcare industry and the public perception of the legitimacy and ethics of certain business practices of our competitors or other market players within the industry;
●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;
●	changes in the economic performance or market valuations of other online healthcare platforms;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;
●	additions to or departures of our senior management;
●	detrimental negative publicity about us, our management or our industry;
●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;
●	allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes; inadequate corporate governance policies, or allegations of fraud, among other things, involving China-based issuers;
●	release or expiry of any transfer restrictions on our outstanding ordinary shares or the ADSs; and
●	sales or perceived potential sales of additional ordinary shares or ADSs.

The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade the ADSs or publish inaccurate or unfavorable research about our business, the trading price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the trading price or trading volume for the ADSs to decline.

Techniques employed by short sellers may drive down the trading price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Most of the scrutiny and negative publicity raised in the short seller reports has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate or ineffective disclosure controls and procedures or a lack of adherence thereto, related party transactions at the cost of the public investors, and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits or enforcement actions by the SEC, Department of Justice and other U.S. regulatory authorities.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations or defend ourselves in shareholder litigation or regulatory enforcement actions. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

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

As of March 31, 2021, our founders, Dr. Gang Yu and Mr. Junling Liu, beneficially own all of our issued and outstanding Class B ordinary shares. These Class B ordinary shares constitute approximately 43.44% of our total outstanding share capital and 92.01% of the aggregate voting power of our total outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Sales of ADSs in the public market, or the perception that these sales could occur, could cause the trading price of the ADSs to decline. As of March 31, 2021, we have 165,353,402 ordinary shares outstanding, including 93,353,402 Class A ordinary shares. All of our ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining Class A ordinary shares will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

As a Cayman Islands exempted company, we are not obliged by the Companies Act (As Revised) of the Cayman Islands to call shareholders’ annual general meetings. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights that attach to the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as the holder of the underlying Class A ordinary shares that are represented by your ADSs. If we ask the depositary to solicit your instructions, upon receipt of your voting instructions, the depositary will endeavor to vote the underlying Class A ordinary shares in accordance with your instructions. If we do not instruct the depositary to solicit, you can still send voting instructions to the depositary, and the depositary may, but is not required, to endeavor to carry out those instructions. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is ten calendar days. When a general meeting is convened, you may not receive sufficient advance notice to enable you to withdraw the underlying shares which are represented by your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting or to vote directly with respect to any specific matter or resolution which is to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying shares which are represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will endeavor to notify you of the upcoming vote and to deliver our voting materials to you if we ask it to. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying shares which are represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct the voting of the underlying shares that are represented by your ADSs, and you may have no legal remedy if the underlying shares are not voted as you requested.

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

Under the deposit agreement for the ADSs, if (i) we timely instruct the depositary to solicit your voting instructions, the depositary does not receive your instructions by the specified date and (ii) we confirm to the depositary that:

●	we wish a discretionary proxy to be given;
●	we reasonably believe there is no substantial opposition as to a matter to be voted on at the meeting; and
●	a matter to be voted on at the meeting would not have a material adverse impact on shareholders,

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

Holders of ADS may experience difficulties in effecting service of legal process, enforcing foreign, including U.S., judgments or bringing actions in China against us or our directors and management named in this offering memorandum based on foreign laws, including U.S. securities law.

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

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. In particular, in China, there are significant legal, regulatory and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise involving foreign persons or entities as plaintiffs. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of foreign jurisdictions to implement cross-border supervision and litigation, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical implementation mechanism. Under the PRC Securities Law, no PRC entity or individual may provide the documents and materials relating to securities trading and market activities to overseas parties without prior consent of the competent securities regulatory authority in China.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than copies of our memorandum and articles of association, register of mortgages and charges, and any special resolutions passed by our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

Our memorandum and articles of association contains certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders and holders of the

ADSs of the opportunity to sell their shares or ADSs at a premium over the prevailing trading price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions. In addition, our dual-class structure could discourage others from pursuing any change of control transactions. See “—Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.”

Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of March 31, 2021, our directors and officers collectively owned an aggregate of 92.0% of the total voting power of our outstanding ordinary shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

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

We adopted our 2016 share incentive plan, or the 2016 Plan, in 2016 to promote our success and the interests of our shareholders by providing a means through which we may grant equity-based incentives to attract, motivate, retain and reward certain officers, employees, directors, consultants and other eligible persons and to further link the interests of recipients with those of our shareholders generally. We adopted certain share incentive policies in December 2013 and August 2014, or the 2013 Policy and the 2014 Policy, respectively. Since the adoption of the 2016 Plan, we stopped granting awards under the 2013 Policy or the 2014 Policy, although the outstanding awards under the 2013 Policy and the 2014 Policy are still being administered under their respective policies. In August 2018, we adopted our 2018 Share Incentive Plan, or the 2018 Plan, which replaced the 2016 Plan in its entirety. Upon the effectiveness of the 2018 Plan, we no longer grant any awards under the 2016 Plan. Outstanding awards granted under the 2016 Plan will remain effective and be subject to the terms and conditions of the 2018 Plan. Under the 2016 Plan, we were authorized to grant options to purchase ordinary shares of our company. The maximum number of ordinary shares which may be issued pursuant to all awards under the 2013 Policy, the 2014 Policy and the 2016 Plan is 13,671,109. Under the 2018 Plan, the maximum number of our shares that may be issued pursuant to all awards is 13,671,109, plus an annual increase on the first day of each fiscal year during the ten-year term of the 2018 Plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to the lesser of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by our board of directors. As of the date of this annual report, options to purchase 7,235,287 Class A ordinary shares and 60,000 restricted share units are granted and outstanding under the 2013 Policy, the 2014 Policy and the 2016 Plan, and options to purchase 2,319,697 Class A ordinary shares and 4,447,828 restricted share units are granted and outstanding under the 2018 Plan. We recognized share-based compensation expenses in the amount of RMB51.4 million, RMB54.3 million and RMB75.7 million (US$11.6 million) in 2018, 2019 and 2020, respectively. See “Item 6. Directors, Senior Management and Employees—B. Compensation.” We believe the granting of share-based compensation is of significant importance to our ability to attract, retain and incentivize key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or ordinary shares.

In general, a non-U.S. corporation is a passive foreign investment company for U.S. federal income tax purposes, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the value of its assets (generally determined on an average quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns (or is treated as owning for U.S. federal income tax purposes), directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is generally a passive asset for these purposes. Goodwill (the value of which generally may be determined by reference to the excess of the sum of the corporation’s market capitalization and liabilities over the value of its assets) is generally characterized as a non-passive or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable.

Based on the composition of our income and assets and the estimated value of our assets, including goodwill, which is based on the price of our ADSs, we believe that we were not a PFIC for our taxable year ended on December 31, 2020. However, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in large part, by reference to the market price of the ADSs, which has been and may continue to be volatile). Therefore, the risk of us being or becoming a PFIC will increase if during any taxable year our ADS price declines significantly.

Moreover, it is not entirely clear how the contractual arrangements between our subsidiary, our variable interest entities and the shareholders of our variable interest entities will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our variable interest entities are not treated as owned by us for these purposes. In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. We also hold a substantial amount of cash. Accordingly, there can be no assurance that we will not be a PFIC for our 2021 or any future taxable year. If we were a PFIC for any taxable year during which a U.S. taxpayer holds ADSs or ordinary shares, the U.S. taxpayer generally would be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions,” and additional reporting requirements. See “Item 10. Additional Information—10.E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Item 4.   Information on the Company

A.           History and Development of the Company

In 2010, our founders launched 1 Drugstore, one of the first online retail pharmacies in China. In January 2013, Yihao Pharmaceutical Chain established its subsidiary Shanghai Yaowang E-Commerce Co., Ltd., or Shanghai Yaowang. In May 2013, Yao Wang Holdings Ltd. was incorporated under the laws of the Cayman Islands as our offshore holding company, which changed its name to New Peak Group in June 2015, and subsequently changed its name to 111, Inc. in April 2018. In June 2013, Yao Wang Corporation Limited, or Yao Wang, was incorporated in Hong Kong as a wholly owned subsidiary of 111, Inc. 1 Pharmacy Technology (Shanghai) Co., Ltd. (previously known as Yao Fang Information Technology (Shanghai) Co., Ltd. and 1 Pharmacy Yao Fang Technology (Shanghai) Co., Ltd.), or 1 Pharmacy Technology, was established in August 2013 as a wholly owned subsidiary of Yao Wang in the PRC. In September 2013, 1 Pharmacy Technology entered into a series of contractual agreements with Guangdong Yihao Pharmacy Co., Ltd., or Yihao Pharmacy, Yihao Pharmaceutical Chain and Shanghai Yaowang and their respective shareholders such that Yihao Pharmacy, Yihao Pharmaceutical Chain and Shanghai Yaowang were each treated as a variable interest entity of 1 Pharmacy Technology, and 1 Pharmacy Technology consolidated the financial results of Yihao Pharmacy, Yihao Pharmaceutical Chain and Shanghai Yaowang in its consolidated financial statements in accordance with U.S. GAAP.

Through 1 Pharmacy Technology, we obtained control over Yihao Pharmacy, Yihao Pharmaceutical Chain and Shanghai Yaowang, or collectively, our variable interest entities, based on a series of contractual arrangements. See “—C. Organizational Structure —Contractual Arrangements with Our Variable Interest Entities.”

In May 2018, Chongqing Yihao Pharmacy Co., Ltd. was established as a wholly owned subsidiary of Yihao Pharmacy in the PRC. In December 2018, Yihao Pharmacy transferred 100% equity interests in Chongqing Yihao Pharmacy Co., Ltd. to 1 Pharmacy Technology. In June 2018, Tianjin Yihao Pharmacy Co., Ltd. was established as a wholly owned subsidiary of Yihao Pharmacy in the PRC. In July 2018 and August 2019, Kunshan Yifang Pharmacy Co., Ltd. and Fujian Yaofang Pharmacy Co., Ltd. were also established as a wholly owned subsidiary of Yihao Pharmacy and Chongqing Yihao Pharmacy Co., Ltd. in the PRC, respectively. In August 2019, Chongqing Yihao Pharmacy Co., Ltd. purchased 100% of the equity interests in Hubei Yihao Pharmacy Co., Ltd. In March 2020, Chengdu Yizhen Internet Hospital Co., Ltd. was established as a wholly owned subsidiary of Kunshan Yihua Hospital Co., Ltd., a wholly owned subsidiary of Yihao Pharmaceutical Chain. In April 2020, Shanghai Hanhong Medical Technology Co., Ltd. (previously known as Shanghai Hanhong Pharmacy Co., Ltd.) was established as a wholly owned subsidiary of 1 Pharmacy Technology in the PRC. In August 2020, 1 Pharmacy Technology transferred 20% of the equity interests in Shanghai Hanhong Medical Technology Co., Ltd. to Shanghai Pade Enterprise Management Partnership (L.P.). In October 2020 and November 2020, Shanxi Yihao Yaofang Pharmacy Co., Ltd. and Liaoning Yihao Pharmacy Co., Ltd. were established as wholly owned subsidiaries of Chongqing Yihao Pharmacy Co., Ltd. in the PRC.

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

On August 17, 2020, 1 Pharmacy Technology completed the capital injection from new investors with an aggregate of RMB 419.82 million (approximately US$60.49 million). On December 22, 2020, 1 Pharmacy Technology completed another round of financing with an aggregate of RMB515 million (approximately US$78.75 million). In connection with each round of the capital injection, the investors agreed to take all necessary and reasonable steps to facilitate the proposed listing of 1 Pharmacy Technology on the STAR Market. In the event that 1 Pharmacy Technology’s proposed listing on the STAR Market is not completed before June 30, 2023 or the date otherwise agreed by 1 Pharmacy Technology and the investors in writing, such investors may choose to exercise their options to require the controlling shareholder of 1 Pharmacy Technology, Yao Wang, to redeem all or part of the equity interests then owned by such investors.

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

B.          Business Overview

In 2010, our founders launched 1 Medicine Marketplace (1 药网 ), one of the first online retail pharmacies in China. Today, we provide hundreds of millions of consumers with better access to pharmaceutical products and medical services, directly through our online retail pharmacy and indirectly through our offline pharmacy network. In 2016, we commenced our online medical services through our internet hospital, 1 Clinic (1 诊 ), to provide consumers with cost-effective and convenient online consultation and electronic prescription services. Our online wholesale pharmacy, 1 Pharmacy (1 药城 ), serves as a one-stop shop for pharmacies, clinics,  hospitals and etc. to source a vast selection of pharmaceutical products.

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

Our Omni-channel Model

Our omni-channel model plays an important role in facilitating the commercialization of drugs across the nation. Partners in this model include pharmacies, public and private hospitals, clinics, community health centers, distributors, medical representatives and our 1 Medicine Marketplace app. This model offers multiple channels for pharmaceutical companies to simultaneously reach healthcare providers nationwide and educates them about new drugs and therapies. This model significantly reduces time, resources and cost, which allow drugs to be distributed quickly and efficiently.

Our S2B2C Model

Our S2B2C model refers to “Supply Chain Platform” to enable “Business” to better serve “Customers”.

“S” refers to supply-chain infrastructure that encompasses our network of suppliers, i.e., pharmaceutical companies, distributors, market-place vendors and other service providers. Then “S” is digitally connected to our “B”s, pharmacies and doctors, and offers them a series of services including cloud CRM, speedy home delivery services, cloud clinic, cloud pharmacy, doctor-patient platform and etc. Based on these robust foundations, we have brought value to patients, the “C”, by digitally connecting them with medicines and healthcare services. Through our supply chain platform, doctors and pharmacies are able to leverage different service modules to offer a variety of services to patients that never existed before.

Our Products and Services to Consumers

Our Online Retail Pharmacy

Our online retail pharmacy is an integral part of our holistic online and offline platform. In 2010, our founders launched our online retail pharmacy, 1 Medicine Marketplace, to fulfill the healthcare needs of consumers. 1 Medicine Marketplace is currently available through our 1 Medicine Marketplace app or website. We provide consumers with a wide variety of pharmaceutical products and other merchandise, including drugs, nutritional supplements, contact lenses, medical supplies and devices, personal care products as well as baby products. We operate our online retail pharmacy under either direct sales model or the marketplace model.

Our Direct Sales Model

In our online direct sales model, we acquire products from suppliers and sell them directly to consumers. For this model, we need to manage inventories to ensure effective inventory management and may adjust inventory level based on fluctuation in supply and prices, seasonality, popularity of a particular product, and we also take into consideration the shelf life. See “—Supply Chain Management—Inventory Management.” Under this model, we also operate our independent branded storefronts in leading e-commerce platforms in China such as Tmall.com, JD.com and PDD.com. We pay these third-party e-commerce platforms commissions as a percentage of sales.

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

Our Offline Retail Pharmacy

We also operate a network of offline retail pharmacies branded as “Yi Hao Pharmacy,” mainly in Guangdong province, which enables us, as required by the relevant laws and regulations, to operate our online pharmaceutical retail businesses. As of December 31, 2020, we had 13 offline retail pharmacies in Guangzhou, Tianjin, Kunshan and Wuhan. Revenue contribution from our Yi Hao Pharmacies was insignificant in 2018, 2019 and 2020.

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

Our Online Consultation and E-prescription Services

We strive to provide our consumers with convenient access not only to pharmaceutical products, but also to medical services. We commenced our online consultation services, through 1 Clinic, a licensed internet hospital operated by us, in 2016, to address the need for cost-effective and convenient evaluation of health and medical conditions. Our online consultation utilizes a user-friendly interface embedded in 1 Medicine Marketplace website and app designed to empower consumers to remotely access healthcare. This service covers a wide range of conditions and cases, with a primary focus on common and chronic illnesses. For conditions that require in person or further examination or laboratory testing, we generally refer our consumers to hospitals.

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

Customer Service and Satisfaction

Providing satisfactory customer services is a high priority. Our commitment to consumers is reflected in the high service quality provided by our customer service staff and speedy fulfillment and delivery services. We have high levels of customer satisfaction, as evidenced by a customer satisfaction rate over 99.4% on 1 Medicine Marketplace in 2020.

Our Products and Services to Pharmacies

We have enabled more than 13 offline pharmacies, as of December 31, 2020, to better serve their consumers. The pharmacy customers we serve include small and medium-sized retail pharmacy chains, independent pharmacies and in-house pharmacies within clinics and private hospitals, spanning across 31 provinces in China.

Our Online Wholesale Pharmacy

We provide comprehensive, intelligent and integrated distribution solutions through our online wholesale pharmacy, 1 Pharmacy, available both through our 1 Pharmacy app and website. Overall, our business involves a process of sourcing from suppliers, warehousing, processing orders and invoicing, payment collection and delivering to pharmacies. These pharmacy customers include independent pharmacies, pharmacy chains, in-house pharmacies within clinics and private hospitals, as well as certain select distributors that have both retail and wholesale businesses.

1 Pharmacy features an extensive selection of pharmaceutical and other health and wellness products sourced from pharmaceutical companies and other suppliers. A substantial majority of prescription and OTC drugs displayed on 1 Pharmacy are available under our direct sales model. Our broad and fast-growing product offerings enable us to satisfy the purchasing needs of our pharmacy customers. Meanwhile, our strong sourcing capability, coupled with our highly cost-effective distribution model, enables us to bypass traditional layers of the distribution network to provide competitive prices to our pharmacy customers.

Our Direct Sales Model

We primarily conduct our wholesale distribution business through our direct sales model, where we procure pharmaceutical products from pharmaceutical companies or distributors and sell to our pharmacy customers. As of December 31, 2020, we directly sourced from 333 pharmaceutical companies and 1,339 distributors. Leveraging our strong relationship with our suppliers, we offer a comprehensive selection of pharmaceutical products at market-competitive pricing. Under the direct sales model, we are responsible for the fulfillment and delivery of the products sold.

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

Supply Chain Finance Service

We offer convenient online loan application services to the clients of 1 Pharmacy, including pharmacies and wholesalers, when they purchase drugs on 1 Pharmacy. Our service provides access to credit loans from a third party at low interest rates, which can effectively alleviate the clients’ cash flow pressures, subsequently increasing their purchase frequency and order size.

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

Our online wholesale pharmacy, featuring a vast selection of pharmaceutical products and speedy delivery, enables cloud-based inventory management. Pharmacy customers, rather than relying on advance but often imprecise planning, can collaborate with us for inventory visibility and on-demand offering. We simplify and streamline the procurement process and shorten the procurement cycle. Our pharmacy customers typically do not need to negotiate or enter into any purchase and sale agreement or make any purchase commitment. The purchase orders of our pharmacy customers on 1 Pharmacy are processed in real time. Typically, the order processing will take within 15 minutes, after which orders will be dispatched for delivery through our fulfillment network. The inventory on demand and just-in-time delivery offer significant benefits to our pharmacy customers. Instead of bulk purchases and maintaining large inventory, pharmacies procure their inventory with more precision, reducing their working capital needs and enabling them to quickly respond to market demand. As a result, we are able to improve the inventory turnover of our pharmacy customers.

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

Suppliers

We have an extensive network of suppliers, consisting primarily of pharmaceutical companies and distributors. As of December 31, 2020, we directly sourced from 333 pharmaceutical companies and 1,339 distributors. We believe that competitive sources are readily available for substantially all of the merchandise we carry on our platform, and we have diversified our procurement sources to obtain more favorable terms and minimize our inventory risk.

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

Our Relationship with Pharmaceutical Companies and Key Suppliers

We have dedicated teams that work closely with our top suppliers, especially pharmaceutical companies, to strengthen our relationships with them. For the same product, the price from a pharmaceutical company is generally lower than from a distributor. We aim for qualification by major pharmaceutical companies as a “tier one” distributor so as to directly source from them. As of December 31, 2020, we have obtained such qualifications from 333 pharmaceutical companies and directly source from them. We also seek to cooperate with other “tier one” distributors who may have negotiated attractive prices for particular products. Our cooperation with these suppliers allows us to expand our product offerings and procure products manufactured by pharmaceutical companies without an established relationship with us. We intend to help pharmaceutical companies expand their end user base by leveraging our network of pharmacies. We also provide them with customized channel management services, as well as data flow, operational support, marketing, user data analysis and other value-added services. Together with pharmaceutical companies, we work to develop medical know-how including academic content and product trainings.

Supply Chain Management

We combine advanced technologies and supply chain optimization techniques to integrate the front and the back end of the supply chain and optimize our inventory management. Our unique integrated retail and wholesale supply chain and inventory management allow us to share inventories among 1 Medicine Marketplace, 1 Pharmacy, and Yi Hao Pharmacy, significantly increasing our operational efficiency. Supported by our proprietary supply chain management systems, efficiently designed supply chain protocols and processes, strategically located fulfillment centers and nationwide fulfillment network, our supply chain enables inventory on demand and just-in-time delivery for our consumers. As a result of our advanced supply chain management system, we have seen tangible improvements in our own and our customers’ efficiency levels.

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

Price Intelligence System (PIS). Our price intelligence system generates price indexes and optimal pricing recommendations for products on 1 Pharmacy and 1 Medicine Marketplace by analyzing product information collected from online and offline channels, and makes automatic adjustments to prices based on optimal pricing strategies. Our PIS also provides clients with pricing data intelligence generated from our collection and analysis of products and prices on the market, useful in our clients’ product procurement and pricing processes.

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

Fulfillment and Delivery

As of December 31, 2020, our fulfillment network consists of eight regional fulfillment centers strategically located in Guangzhou in Guangdong Province in Southern China, Kunshan in Jiangsu Province in Eastern China (which is within close proximity of Shanghai), Tianjin in Northern China, Chongqing in Western China, Wuhan in Central China, Fuzhou in Fujian Province in Southern China, Xi'an in northwest China and Shenyang in northeast China. In the future, we plan to selectively establish additional fulfillment centers to improve our geographical coverage while maintaining our operational efficiency.

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

Technology and IT Infrastructure

Our proprietary technology is one of our core competitive advantages. As of December 31, 2020, our technology and IT team consisted of 292 employees, including core team members with extensive experience with leading internet, online retail and e-commerce companies in China. We have built our technology platform primarily relying on proprietary software and systems that we have developed in-house. We develop and maintain various online platforms that connect the respective systems of various participants in the healthcare ecosystem, enabling them to access our services and connect with other participants in the ecosystem. As a result, they are able to conveniently share information and conduct their operations efficiently over our platform.

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

Starting on January 24, 2020, our Internet hospital was one of the first Internet-based healthcare companies to offer free online medical consultations to the public in Wuhan and subsequently to the entire Hubei province. It was also among the first to provide free online drug refill services to individuals with chronic conditions. We worked with both pharmaceutical manufacturers and logistics companies to deliver supplies to those in need, whether in Wuhan, Hubei province, or nationwide. Our swift and effective actions alleviated some of the pressure on overburdened hospitals and helped to curtail the further spread of COVID-19 by allowing patients with chronic illnesses and COVID-19 patients without life-threatening symptoms to receive medical care without visiting a hospital. In addition, we donated 100,000 protective masks and other protective materials to the people in Wuhan. We also launched a channel featuring real-time information on COVID-19, with news updates and advice from medical professionals on containing the virus and preventing infection, and we set up a “Medical Supply Assurance Service” to help companies protect their employees when they begin to resume their operations and recover from the impact of the epidemic.

Beginning on March 17, 2020, we offered a free online consultation service in Chinese through our Internet hospital globally. In April 2020, we delivered approximately 40,000 N95 masks to Weill Cornell Medicine in New York City and the first batch of 2.3 million medical gloves and 75,000 medical coats to the State of Washington. We also provided online appointment service of COVID-19 testing in collaboration with Adicon in China. In May 2020, we launched our Overseas Direct Delivery service in collaboration with leading logistic and delivery companies including UPS, FedEx and DHL to provide direct delivery of masks, disposable gloves, protective gowns and other equipment to over 200 countries globally, including the hardest hit countries such as United States, Italy, Spain and Japan.

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

Competition

We believe our business model is unique and our services encompass the entire pharmaceutical value chain. We believe there are no comparable companies that directly compete with us. However, we face intense competition in certain business segments and verticals:

●	we compete against other pharmaceutical retail companies including traditional offline pharmacies and online platforms, such as Ali Health and JD.com; and
●	we also face competition from numerous B2B platforms and traditional pharmaceutical distributors.

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

Intellectual Property

We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have registered 28 software copyrights with the PRC National Copyright Administration. We have 33 registered domain names, including 111.com.cn and yaoex.com. As of December 31, 2020, we had 271 registered trademarks, including our “1药网” trademark. As of the same date, we had 7 authorized patents with the PRC State Intellectual Property Office.

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

Regulation Relating to Foreign Investment

Investment in the PRC conducted by foreign investors and foreign-owned enterprises shall comply with the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which was first issued in 1995 and amended from time to time. The current effective Catalogue was promulgated by the MOFCOM and the NDRC in June 2017 and became effective in July 2017, and contains specific provisions guiding market access of foreign capital and stipulates in detail the areas of entry pertaining to the categories of encouraged foreign-invested industries, restricted foreign-invested industries and prohibited foreign-invested industries. The latter two categories are included in the negative list, which was first introduced into the Catalogue in 2017, and listed, in a unified manner, the restrictive measures for the entry of foreign investment. On June 23, 2020 and December 27, 2020, the MOFCOM and the NDRC jointly promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2020 Edition) and the Catalog of Industries for Encouraged Foreign Investment (2020 Edition) respectively, to replace the former negative lists and the Catalogue, which took effect on July 23, 2020 and January 27, 2021 respectively. Any industry not listed in the Catalogue and the Negative List is a permitted industry and generally open to foreign investment unless specifically prohibited or restricted by PRC laws and regulations. According to the Negative List, value-added telecommunications services (with the proportion of foreign investment not exceeding 50%, except for e-commerce) and medical institutions (limited to sino-foreign equity joint venture or sino-foreign cooperative joint venture) are restricted for foreign investment. 1 Pharmacy Technology, our PRC subsidiary, is a foreign-invested enterprise and conducts technical services and consultation and sale of goods that falls in permitted industries for foreign investment. Wuhan Central China, our 70% owned PRC subsidiary, is an entity invested by a foreign-invested enterprise and conducts online B2B pharmaceutical e-commerce business which is classified as a type of value-added telecommunications services. It falls in the restricted foreign-invested industry but is not subject to the 50% foreign investment restriction.

In September 2016, the SCNPC, passed a decision in connection with the revision of four laws, including the trio of laws regulating foreign investment in China, which became effective in October 2016. According to this decision, establishment of a foreign-invested enterprise, or the FIE, in a sector not subject to special entry administrative measures will be simplified by going through government filing instead of a government approval process, which applies to its establishment, separation, merger or other major modifications and operation duration and extension; but the special entry administrative measures are to be separately promulgated or approved to be promulgated by the State Council. According to a notice issued by the NDRC and the MOFCOM in October 2016, the special entry administrative measures shall be applicable and implemented to the restricted foreign-invested industries, prohibited foreign-invested industries and encouraged foreign-invested industries which have requirements as to shareholding and qualifications of senior management stipulated in the then-effective Catalogue.

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

Our PRC subsidiary, 1 Pharmacy Technology, as a foreign-invested enterprise, is not subject to the special entry administrative measures and has filed with the competent commerce authority for its establishment and modification as requested. Our PRC subsidiary, Wuhan Central China, an entity invested by a foreign-invested enterprise and conducts business which falls in the restricted foreign-invested industry, has obtained the approval from and made filing with the competent commerce authority for its modifications. Our variable interest entities which are not foreign-invested enterprises are not required to be filed with commercial authorities under such measures.

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

In July 2006, the Ministry of Information Industry, which was restructured and integrated into the MIIT, promulgated the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services, or the MII Notice, which reiterates certain requirements of the FITE Regulations and strengthens the administration by the MII. Under the MII Notice, if a foreign investor intends to invest in a PRC value-added telecommunications business, the FITE must be established to apply for a telecommunications business license applicable to the business. In addition, a domestic company that holds a license for the provision of value-added telecommunications services is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in China. Trademarks and domain names that are used in the provision of value-added telecommunications services must be owned by the license holder or its shareholders. The MII Notice also requires that each value-added telecommunications services license holder have appropriate facilities for its approved business operations and to maintain such facilities in the business regions covered by its license. Yihao Pharmaceutical Chain and Yihao Pharmacy, our variable interests entity holding the value-added telecommunications services license, owns the domain names, trademarks, and facilities which are appropriate for the telecommunication business provided by Yihao Pharmaceutical Chain and Yihao Pharmacy.

Internet Information Services

In September 2000, the State Council promulgated the Measures for the Administration of Internet Information Services, or the ICP Measures, as amended in 2011. Under the ICP Measures, the internet information services are divided into commercial internet information services and non-commercial internet services. The operators of non-commercial internet information services must file with relevant governmental authorities and operators of commercial internet information services in China must obtain a license for internet information provision, or ICP license, from the relevant governmental authorities, and the provision of particular information services, such as news, publishing, education, healthcare, medicine and medical device, and must also comply with relevant laws and regulations and obtain the approval from competent governmental authorities.

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

Regulations Relating to Pharmaceutical Operation and Service

Pharmaceutical Operation

In September 1984, the SCNPC promulgated the Drug Administration Law, which was amended in 2001, 2013, 2015 and 2019 respectively to regulate all entities or individuals engaging in research, manufacture, operation, use, supervision and management of drugs within the PRC. According to the Drug Administration Law, no pharmaceutical operation, including pharmaceutical wholesale and pharmaceutical retail business, is permitted without obtaining the Pharmaceutical Operation License. The Implementation Rules for the Drug Administration Law, was promulgated by the State Council in August 2002 and amended in 2016 and 2019, which emphasized the detailed implementation rules of drugs administration. The CFDA promulgated the Measures for the Administration of Pharmaceutical Operation License in February 2004 as amended in 2017, which stipulate the procedures for applying the Pharmaceutical Operation License and the requirements and qualifications for pharmaceutical wholesalers or pharmaceutical retailers with respect to their management system, personnel, facilities and etc. The valid term of the Pharmaceutical Operation License is five years and shall be renewed six months prior to its expiration date. Yihao Pharmacy, Yihao Pharmaceutical Chain and its branches, Chongqing Yihao Pharmacy Co., Ltd., Fujian Yaofang Pharmacy Co., Ltd,. Hubei Yihao Pharmacy Co., Ltd, Kunshan Yifang Pharmacy Co., Ltd., Tianjin Yihao Pharmacy Co., Ltd., Shanxi Yihao Yaofang Pharmacy and Liaoning Yihao Pharmacy have obtained the Pharmaceutical Operation License, respectively.

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

According to the Administrative Measures for the Supervision and Administration of Circulation of Pharmaceuticals, promulgated by the CFDA in January 2007 and effective in May 2007, pharmaceutical manufacture and operation enterprises and medical institutions shall be responsible for the quality of pharmaceuticals they manufacture, provide or use. The operation of prescription drugs is highly regulated under these rules. Prescription drugs may not be sold by pharmaceutical retail enterprises without valid prescriptions and an enterprise in violation of such restriction will be instructed to rectify any violation, given a disciplinary warning, and/or imposed a fine of no more than RMB1,000. In addition, a pharmaceutical manufacture or operation enterprise shall not sell prescription drugs directly to the public by post or over internet, and the enterprise in violation of such restriction shall be instructed to rectify, given a disciplinary warning, and fined the lesser of (i) two times the value of the pharmaceuticals sold and (ii) RMB 30,000. The Drug Administration Law abolishes the restriction on online sale of prescription drugs and adopts the principle of keeping online and offline sales consistent, which allows the qualified pharmaceutical enterprise to conduct online sale of drugs (including prescription drugs, but not certain special controlled drugs). In addition, the entity that operates a third-party online drug transaction platform shall be filed with relevant authority for drugs supervision and administration and responsible to examine the qualifications of the drug marketing permit holders and drug operation enterprises applying to operate on its platform, ensure that they meet legal requirements, and manage the drug operation behaviors occurring on the platform. However, as of the date of this annual report, none of the regulations or implementation rules regulating online drug sales have yet been promulgated and implemented, which may further introduce and impose certain conditions and restrictions to the online sale of drugs. Furthermore, the Administrative Standard of Pharmaceutical Operating Quality, promulgated by the CFDA in April 2000 and amended in 2012, 2015 and 2016, respectively, and the Administrative Measures for Identification of Pharmaceutical Operating Quality Administrative Standards, promulgated by the CFDA in April 2003, the pharmaceutical operation enterprise shall take effective quality control measures over the process of procurement, storage, transportation and sale of drugs in order to ensure their quality.

Medical Devices Operation

According to the Regulations on the Supervision and Administration of Medical Devices, which was promulgated by the State Council in January 2000 and amended in 2014 and 2017, respectively, and the Supervision and Management Measures on Medical Devices Operation, which was promulgated by the CFDA in July 2014 and amended in 2017, business operations of medical devices are regulated based on the degree of risks involving the medical devices, which are divided into three categories. Operation of Class I medical devices does not require a license or record-filing, while operations of Class II medical devices and Class III medical devices are subject to record-filing and licensing requirements, respectively. An entity engaging in the operation of medical devices shall meet certain requirements with respect to its management system, personnel, facilities etc., and shall apply for approval to operate Class III medical devices and make record-filing with relevant governmental authority to operate Class II medical devices. The valid term of medical devices operation permit is five years. Yihao Pharmacy, Yihao Pharmaceutical Chain and its branches, Chongqing Yihao Pharmacy Co., Ltd., Fujian Yaofang Pharmacy Co., Ltd,. Hubei Yihao Pharmacy Co., Ltd, Kunshan Yifang Pharmacy Co., Ltd., Tianjin Yihao Pharmacy Co., Ltd. and Shanxi Yihao Yaofang Pharmacy have obtained the record-filing certificates for the business operations of Class II medical devices and the business permits for the business operations of Class III medical devices, which are necessary to cover their current business.

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

Internet Drug Transaction Services

The Interim Provisions on the Examination and Approval of Internet Drug Transaction Services, or Interim Portions of Internet Drug Transaction, were promulgated by the CFDA in September 2005 and became effective in December 2005, and regulate transaction of drugs (including medical devices and packing materials and containers that are in direct contact with drugs) over internet, including the provision of transaction services among pharmaceutical manufacturers, pharmaceutical operation enterprises and medial institutes, the services provided by pharmaceutical manufacturers and pharmaceutical wholesale enterprises to other third parties via their own websites and services provided by pharmaceutical retail chain enterprises to individual consumers. According to Interim Portions of Internet Drug Transaction enterprises engaging in providing drug transaction services over the internet must obtain an Internet Drug Transaction Qualification Certificate. Such certificates have a term of five years and have three types: A certificate, B certificate and C certificate. They are only issued to three kinds of enterprises: (i) enterprises that provide drug transaction services to pharmaceutical manufactures, pharmaceutical operation enterprises and medical institutions, but do not participate in pharmaceutical manufacture and operation and do not own, have no property relationship or other economic interest with the administrative organizations, medical institutions or pharmaceutical manufacture and operation enterprises; (ii) pharmaceutical manufacturers and pharmaceutical wholesale enterprises that deal with other third-party enterprises via their own websites; (iii) the pharmaceutical retail chain enterprises that provide OTC drug transaction services for individual consumers via the internet. Wuhan Central China and Yihao Pharmacy have obtained the Internet Drug Transaction Qualification Certificates for A certificate, B certificate and C certificate, respectively.

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

In November 2017, the CFDA released a draft of the Administrative Measures for Supervision and Regulation of Online Drug Sales for public consultation, which aims to regulate online drug sales in the PRC. In February 2018 and November 2020, the CFDA also released two drafts for online drug sales for public consultation. All of the drafts stipulate that sellers and online platforms engaging in this business shall obtain relevant certificates or satisfy relevant conditions to guarantee the safety and quality of the drugs. Furthermore, according to the latest draft, the platform shall make record-filing with the counterparts of NMPA at provincial level. In particular, only drug retail enterprises who satisfy the conditions for online sales of prescription drugs are allowed to display prescription drugs information to the public, and shall expressly indicate that the prescription drugs must be bought and used with prescriptions under the guidance of licensed pharmacist and other risk warning information. The newly revised Drug Administration Law in 2019 abolishes the restrictions on online sale of prescription drugs and only prohibits special types of drugs to be sold via the internet, including vaccines, blood products, anesthesia and psychiatric drugs, toxic drugs for medical use, radiative drugs, pharmaceutical precursor chemicals or other drugs subject to special administration. This new law adopts the principle of keeping the online and offline sales consistent, under which the entity conducting online sale of drug shall possess a valid license for medicine operation and the third-party platform provider shall examine the qualifications of the drug marketing permit holders and drug operation enterprises applying to operate on its platform, ensure that they meet legal requirements, and manage the drug operation behaviors occurring on the platform. The SAMR released a draft of the Administrative Measures for the Supervision and Administration of Pharmaceutical Operations, or the Draft Pharmaceutical Operations Measures, in October 2019, which stipulates that only a drug marketing license holder or drug operation enterprise is allowed to sell drugs online. The online sales of drugs shall be compliant with relevant requirements of the Administrative Standard of Pharmaceutical Operating Quality, and specific regulations will be draw up by the NMPA together with other relevant authorities. The third-party platform for online sales of drugs is required to review the qualifications for the operators who apply to enter its platform and perform its management responsibilities in accordance with relevant laws and regulations. The drug marketing license holder, drug operation enterprise and drug retail enterprise shall make filing with relevant counterparts of NMPA for their online sales of drugs. However, as of the date of this annual report, the Draft Pharmaceutical Operations Measures has yet to come into effect. It is uncertain when it will be signed into law and whether the final version will deviate substantially from the draft. In addition, as of the date of this annual report, none of the regulations or implementation rules regulating online drug sales have yet been promulgated and implemented, which may further introduce and impose certain conditions and restrictions to the online sale of drugs, including but not limited to the transaction method, qualifications and type of drugs, and there are substantial uncertainties with respect to their enactment timetable and final provisions.

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

After the issuance of Online Trading Measures, the SAIC has issued a number of guidelines and implementing rules aimed at adding greater specificity to these regulations and continues to consider and issue guidelines and implementing rules in this industry. For example, three PRC governmental authorities (the Ministry of Finance of the People’s Republic of China, or the MOF, General Administration of Customs, or the GAC, and the STA) issued the New Cross-Border E-commerce Retail Imports Tax Notice in March 2016, which became effective in April 8, 2016 and was amended in November 2018, to regulate cross-border e-commerce trading and introduced the concept of the cross-border e-commerce retail importation goods inventory, or the Cross-Border E-Commerce Goods Inventory, which has been issued and updated by the three authorities together with other relevant authorities from time to time. Two batches of the Cross-Border E-Commerce Goods Inventory and the Cross-Border E-Commerce Goods Inventory (2018 Edition) issued in April 2016 and November 2018  have been replaced by the Cross-Border E-Commerce Goods Inventory (2019 Edition) issued in December 2019 and the Notice of Relevant Matters on Implementation of New Cross-Border E-Commerce Retail Importation Supervision and Administration Requirements has been issued by the GAC in May 2016 to further implement the rules. According to the Notice of Relevant Work on improving Cross-Border E-Commerce Retail Importation Supervision and Administration issued in November 2018, retail imported goods on cross-border e-commerce platforms will be temporarily treated as personal items which are not subject to stricter regulations and higher tax rates applicable to normal imported goods in 37 cross-border e-commerce trial areas.

Regulations Relating to the Medical Industry

Medical Institution

The Administrative Regulations on Medical Institutions was promulgated by the State Council in February 1994 and amended in 2016 to regulate all medical institutions, such as hospitals, health centers, sanatoriums, out-patient departments, clinics and health posts (rooms) as well as first-aid stations. The establishment of medical institutions by the entity or individual shall be subject to examination and approval of the health administrative authorities at the county level or above and medical institutions must obtain the approval certificate to establish the medical institution. Furthermore, the medical institution shall also register with competent health administrative authorities for practice and operation, and obtain the License for Practicing of Medical Institutions after examination by competent health administrative authorities. Southwest Internet Hospital and Chengdu Yizhen Internet Hospital Co., Ltd. have respectively obtained a License for Practicing of Medical Institutions, and Guangdong Yihao Pharmaceutical Chain Co., Ltd. Dongshan Branch Traditional Chinese Medicine Clinic has obtained Licenses for Practicing of Medical Institution only for traditional Chinese medicine and internal medicine.

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

In 2020, the NHC, together with relevant authority, promulgated a series of policies such as the Circular on Further Promoting the Development and Standardized Administration of Online Medical Services, the Guiding Opinions on Promoting the “Internet” Medical Insurance Services during the Period of COVID-19 Prevention and Control, the Circular Relating to Internet Diagnosis and Treatment Consultation Services in COVID-19 Prevention and Control, to further promote the integrated development of internet technologies and medical services, facilitate medical services seeking and drugs purchasing by insured people, reduce the risk of crowd gathering and cross-infection, provide high-quality and convenient medical consultation services for broad masses by using the advantages of “internet + Healthcare”.

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

The Administrative Measures for Food Business Licensing, promulgated by the CFDA in August 2015 and amended in 2017 regulates the food business licensing activities, strengthens the supervision and management of food business and ensures food safety. Food business operators shall obtain one Food Business License for one business venue where they engage in food business activities. The valid term of a food business license is five years. 1 Pharmacy Technology (Shanghai) Co., Ltd., Yihao Pharmacy, Yihao Pharmaceutical Chain and its branches, Chongqing Yihao Pharmacy Co., Ltd., Fujian Yaofang Pharmacy Co., Ltd., Hubei Yihao Pharmacy Co., Ltd, Kunshan Yifang Pharmacy Co., Ltd., Tianjin Yihao Pharmacy Co., Ltd., Shanxi Yihao Yaofang Pharmacy Co., Ltd., and Liaoning Yihao Pharmacy have obtained the Food Business Licenses.

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

In January 2017, the SAIC issued the Interim Measures for No Reason Return of Online Purchased Products within Seven Days, which became effective in March 2017 and was amended in October 2020, further clarifying the scope of consumers’ rights to make returns without a reason, including exceptions, return procedures and online trading platform operators’ responsibility to formulate seven-day no-reason return rules and related consumer protection systems, continuously display such rules and systems on a notable location of the homepage, and ensure that consumers are able to read and download them conveniently and completely, and supervise the merchants for compliance with these rules.

Regulations Relating to Online Advertising

Foreign Investment on Advertising

The principal regulation governing foreign-invested advertising agencies in China are the Administrative Measures for Foreign Invested Advertising Enterprise, which was abolished due to the decision on Repealing the Administrative Measures for Foreign Invested Advertising Enterprise issued by SAIC in June 2015. According to the Negative List and the Catalog, foreign investors are allowed to own 100% of an advertising agency in China subject to certain qualification requirements. However, foreign investment in advertising agencies that provide online advertising services is still subject to restrictions of foreign investment in the value-added telecommunications business.

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

Pursuant to the Interim Administrative Measures on Drugs, Medical Devices, Health Foods and Foods for Special Medical Purposes Advertisements Examination, which took effect in March 2020, and replaced the Measures for Drug Advertisements Examination and the Measures for Medical Device Advertisement Examination, the drugs, medical devices, health foods and foods for special medical purposes advertisements shall be examined according to such measures. The applicants for such advertisements must be the holders of the registration certificate or record-filing certificate of the drugs, medical devices, health foods and foods for special medical purposes or the production or operation enterprises it authorized. The valid period of drugs, medical devices, health foods and foods for special medical purposes advertisement license numbers shall be consistent with the shortest one of the valid periods of the registration certificate, record-filing certificate or production license of the product. In the case of no valid period stipulated in such documents, the valid period of the advertisement license numbers shall be two years. And the content of approved advertisement may not be altered without prior approval, otherwise a new examination shall be reapplied for the revised content of drug and medical device advertisement.

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

In September 1990, the SCNPC promulgated the Copyright Law of the People’s Republic of China, effective in June 1991 and amended in 2001, 2010 and 2020 respectively and the latest amendment will take effect on June 1, 2021. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Centre of China.

In order to further implement the Computer Software Protection Regulations, promulgated by the State Council in December 2001 and amended in 2011 and 2013 respectively, the National Copyright Administration issued Computer Software Copyright Registration Procedures in February 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

Trademark

According to the Trademark Law of the People’s Republic of China, promulgated by the SCNPC in August 1982, and amended in 1993, 2001, 2013 and 2019 respectively, the Trademark Office of the SAMR is responsible for the registration and administration of trademarks in China. The SAMR under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. In April 2014, the State Council issued the revised Implementation of the Trademark Law, which specified the requirements of applying for trademark registration and review.

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

Domain Names

In May 2012 and June 2019, the China Internet Network Information Center issued the Implementing Rules for Domain Name Registration and the Implementing Rules for National Top-level Domain Name Registration setting forth the detailed rules for registration of domain names and top-level domain names. In August 2017, the MIIT promulgated the Administrative Measures on Internet Domain Names, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the top-level domain name “.cn”.

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

Enterprises that are recognized as high and new technology enterprises in accordance with the Administrative Measures Recognition of High and New Technology Enterprises are entitled to enjoy the preferential enterprise income tax rate of 15%. The validity period of the high and new technology enterprise qualification shall be three years from the date of issuance of the certificate of high and new technology enterprise. The enterprise can re-apply for such recognition as a high and new technology enterprise before or after the previous certificate expires. The enterprise shall, after being recognized as a high and new technology enterprise, fill out and submit annually the statements on annual development conditions for the previous year. Besides, if a high and new technology enterprise has changed its name or has undergone any major change concerning the recognition conditions (such as a division, merger, reorganization or change of business), it shall report the change within three months and recognition institution will review whether it continues to be qualified as high and new technology enterprise. 1 Pharmacy Technology has obtained the certificate of high and new technology enterprise on December 6, 2019.

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

C.          Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, consolidated affiliated entities and subsidiaries of consolidated affiliated entities as of the date of this annual report on Form 20-F:

(1)         The shareholders of 1 Pharmacy Technology include Yao Wang Corporation Limited (86)% and various investors (14)% who purchased shares in 1 Pharmacy in connection with capital injection. See "Item 4. Information on the Company - A. History and Development of the Company."

(2)         The shareholders of Wuhan Central China Drug Trading Co., Ltd. include 1 Pharmacy Technology (70%) and Wuhan Zall Venture Capital Co., Ltd. (30%).

(3)         Guangdong Yihao Pharmacy Co., Ltd. is our variable interest entity. The shareholders of Guangdong Yihao Pharmacy Co., Ltd. include Mr. Yue Xuan (50%) and Ms. Jing Liu (50%). Mr. Yue Xuan is a family member of Dr. Gang Yu, our co-founder and co-chairman. Ms. Jing Liu is a family member of Mr. Junling Liu, our co-founder, co-chairman and chief executive officer. See “—Contractual Arrangements with Our Variable Interest Entities.”

(4)         Guangdong Yihao Pharmaceutical Chain Co., Ltd. is our variable interest entity and is wholly owned by Guangdong Yihao Pharmacy Co., Ltd. See “—Contractual Arrangements with Our Variable Interest Entities.”

(5)         Shanghai Yaowang E-Commerce Co., Ltd. is our variable interest entity and is wholly owned by Guangdong Yihao Pharmaceutical Chain Co., Ltd. See “—Contractual Arrangements with Our Variable Interest Entities.”

Contractual Arrangements with Our Variable Interest Entities

PRC laws and regulations impose restrictions on foreign ownership and investment in internet-based businesses such as provision of online information and other value-added telecommunications services. We are a Cayman Islands company and our PRC subsidiary, 1 Pharmacy Technology, is considered a foreign invested enterprise. To comply with PRC laws and regulations, we have entered into a series of contractual arrangements, through 1 Pharmacy Technology, with our variable interest entities and the shareholders of our variable interest entities to obtain effective control over our variable interest entities and their subsidiaries.

We currently conduct our business through our variable interest entities and their subsidiaries based on these contractual arrangements, which allow us to:

●	exercise effective control over our variable interest entities and their subsidiaries;
●	receive substantially all of the economic benefits from our variable interest entities and their subsidiaries; and
●	have an exclusive option to purchase all or part of the equity interest in our variable interest entities when, and to the extent, permitted by PRC law.

As a result of these contractual arrangements, we have become the primary beneficiary of our variable interest entities under U.S. GAAP. We have consolidated the financial results of our variable interest entities and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements in relation to our foreign invested subsidiary, 1 Pharmacy Technology, our variable interest entities and their shareholders.

Agreements that Allow Us to Receive Economic Benefits from Our Variable Interest Entities

Exclusive Support Services Agreements. 1 Pharmacy Technology entered into exclusive support services agreements with each of our variable interest entities. Pursuant to these agreements, 1 Pharmacy Technology has the exclusive right to provide our variable interest entities with support services, including training, financial support, equipment and asset support, labor support, intellectual property support and other services relating to the day-to-day operations of our variable interest entities. Without 1 Pharmacy Technology’s prior written consent, our variable interest entities shall not accept any services or similar services covered by these agreements from any third party. Pursuant to the amended exclusive support services agreements entered into with each of our variable interest entities in July 2019, our variable interest entities agree to pay service fees in an amount equivalent to the balance calculated as 3% of quarterly revenue (exclusive of revenue from related parties) of our variable interest entities on a quarterly basis. 1 Pharmacy Technology has the right to delay or waive payment of service fees at its discretion and the service fee level is subject to adjustment at any time upon mutual agreement between 1 Pharmacy Technology and our variable interest entities. 1 Pharmacy Technology owns the intellectual property rights arising out of the services performed under these agreements. Unless 1 Pharmacy Technology terminates these agreements or pursuant to other provisions of these agreements, these agreements will remain effective for ten years to be automatically extended for another ten years thereafter.

Agreements that Provide Us with Effective Control over Our Variable Interest Entities

Proxy Agreement. Pursuant to the proxy agreement, each shareholder of our variable interest entities irrevocably authorizes 1 Pharmacy Technology to act as its attorney-in-fact to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in our variable interest entities, including but not limited to, the right to attend shareholder meetings on behalf of such shareholder, the right to vote, the right to manage the variable interest entities and the right to appoint legal representatives, directors and other management. The proxy agreement remains in force for the same period as the exclusive support services agreements.

Equity Pledge Agreement. 1 Pharmacy Technology has entered into an equity pledge agreement with each shareholder of our variable interest entities. Pursuant to these equity pledge agreements, each shareholder of our variable interest entities has pledged all of his, her or its respective equity interest in our variable interest entities to 1 Pharmacy Technology to guarantee the performance by such shareholder and our variable interest entities of their respective obligations under the exclusive support services agreements, the proxy agreement, the exclusive option agreements, and payment of all accounts payable to 1 Pharmacy Technology from time to time. If our variable interest entities or any of their shareholders breach any obligations under these agreements, 1 Pharmacy Technology, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the shareholders of variable interest entities agrees that he, she or it will not dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests, or engage in any activities that may have adverse effects on the pledger’s asset conditions without the prior written consent of 1 Pharmacy Technology. These equity pledge agreements will remain effective until our variable interest entities and their shareholders discharge all their respective obligations under the contractual arrangements which shall include, among other things, full payment of services fees to the WFOE under the exclusive support services agreement, and granting exclusive option to the WFOE or any third party designated by the WFOE to purchase all or part of their respective equity interests at the lowest price permitted by law under the exclusive option agreements, and repay all accounts payable to the WFOE. The equity pledge for all of our variable interest entities has been registered with local PRC authorities.

Rights and Obligations Assignment Agreement. Shuhong Yuan’s 50% equity interests in Yihao Pharmacy were transferred to Jing Liu pursuant to a share transfer agreement dated July 13, 2017. As a result, Jing Liu has become a shareholder of Yihao Pharmacy, our variable interest entity. In connection with this transaction, Jing Liu and Yue Xuan, both shareholders of our variable interest entity, Yihao Pharmacy, and Shuhong Yuan, a party to the contractual arrangements with Yihao Pharmacy, entered into the rights and obligations assignment agreement with 1 Pharmacy Technology and Yihao Pharmacy on July 13, 2017. Pursuant to this agreement, Shuhong Yuan assigned all of her rights and obligations under the exclusive option agreement, proxy agreement and equity pledge agreement to Jing Liu. As such, Jing Liu is deemed to have entered into and is currently bound by the contractual arrangements with this variable interest entity.

Agreements that Provide Us with the Option to Purchase the Equity Interest in Our Variable Interest Entities

Exclusive Option Agreements. 1 Pharmacy Technology has entered into exclusive option agreements with shareholders of our variable interest entities. Pursuant to these exclusive option agreements, the shareholders of our variable interest entities have irrevocably granted 1 Pharmacy Technology or any third party designated by 1 Pharmacy Technology an exclusive option to purchase all or part of their respective equity interests in our variable interest entities. The purchase price shall be the lowest price permitted by law. Without 1 Pharmacy Technology’s prior written consent, our variable interest entities shall not, among other things, supplement or amend their articles of association, increase or decrease the registered capital, sell, dispose of or set any encumbrance on their assets or revenue, enter into any material contracts, merge with any other persons or make any investments, or distribute dividends. The shareholders of our variable interest entities also jointly and severally undertake that they will not transfer, pledge or otherwise dispose of their respective equity interests in our variable interest entities to any third party or create or allow any encumbrance on their equity interests without 1 Pharmacy Technology’s prior written consent within the term of these agreements. These agreements will remain effective for the same period as the exclusive support services agreements.

In the opinion of Commerce & Finance Law Offices, our PRC counsel, the ownership structures of our variable interest entities, currently do not result in any violation of the applicable PRC laws or regulations currently in effect; and the agreements under the contractual arrangements among 1 Pharmacy Technology, our variable interest entities and their shareholders, are governed by PRC laws or regulations, and are currently valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect, and do not result in any violation of the applicable PRC laws or regulations currently in effect.

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

A.           Property, Plant and Equipment

As of December 31, 2020, we leased office space in Shanghai with an area of approximately 5,553.50 square meters. As of December 31, 2020, we also leased office space in Guangzhou, Wuhan, Beijing, Chengdu, Chongqing, Tianjin, Hefei, Fuzhou, Xi’an, Shenyang, Guangdong and Anshun with a total area of approximately 5,528.67 square meters. In addition, we leased properties in various locations in China for operations of Yi Hao Pharmacies, with a total area of approximately 2,486.15 square meters as of December 31, 2020. With respect to our fulfillment centers, we leased these facilities with a total area of approximately 164,658.07 square meters in Kunshan, Guangzhou, Tianjin, Chongqing, Wuhan, Fuzhou, Xi’an and Shenyang as of December 31, 2020. We lease our premises from unrelated third parties under operating lease agreements. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth, especially as we expand our fulfillment network and establish more fulfillment centers.

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

A.          Operating Results

Overview

We are dedicated to digitally connecting patients with drugs and healthcare services in China. We are a leading integrated online and offline healthcare platform with the largest virtual pharmacy network in China. By applying advanced Internet and enabling technology, we deliver a broad range of products and services ranging from medical consultations to prescription drugs, from health and wellness products to tools from one-time fix to life-cycle chronic disease management, from off-line to online, as well as support services that help them better manage their conditions, through optimized supply chain and cloud services, to increase the efficiency and transparency of drug retail and distribution. Today, we provide hundreds of millions of consumers with better access to pharmaceutical products and medical services, bridging medical providers and patients. Our integrated business model is hallmarked by our flagship technology platforms:

●	1 Medicine Marketplace: Our virtual retail pharmacy provides consumers with a wide variety of pharmaceutical products and other merchandise.
●	1 Clinic: Our internet hospital provides consumers with cost-effective and convenient online consultation and electronic prescription services.
●	1 Pharmacy: Our online wholesale pharmacy serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products.

We are building our core competencies in the areas of smart supply chain, cloud-based solutions, big data and medical expertise, and are reshaping the pharmaceutical value chain in China using our New Retail platform. Not only do we serve consumers directly through our online retail pharmacy, we also enable more than 13 offline pharmacies to better serve their consumers as of December 31, 2020. Our online wholesale pharmacy, 1 Pharmacy, serves as a one-stop shop for pharmacies to source a vast selection of  pharmaceutical products.

We connect pharmacies, pharmaceutical companies, medical professionals and consumers in our ecosystem, and we improve the efficiency and transparency of the pharmaceutical value chain. Our omni-channel e-commerce platform plays an important role in facilitating the commercialization of drugs across the nation. This model offers multiple channels for pharmaceutical companies to simultaneously reach healthcare providers nationwide and educates them about new drugs and therapies. This model significantly reduces time, resources and cost, which allows drugs to be distributed quickly and efficiently.

Our revenue was RMB1.79 billion in 2018, RMB3.95 billion in 2019 and RMB8.20 billion (US$1.26 billion) in 2020, of which product revenues from the B2B segment were RMB1,061.6 million, RMB3.29 billion and RMB7.49 billion (US$1.15 billion), respectively. Our net loss margin improved from 21.4% in 2018 to 12.7% in 2019 and further to 5.7% in 2020.

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

We are affected by government policies and regulations that address all aspects of our operations, including qualifications and licensing requirements for online and offline sales and distribution of pharmaceutical and other health and wellness products, online healthcare services and online hospitals, among other things. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to extensive and evolving regulatory requirements, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects.” We have benefitted from certain recent favorable regulatory and policy changes in China, especially various policy initiatives that have promoted the distribution of pharmaceutical products. We expect that the implementation of these measures relating to the distribution of pharmaceutical products will also affect market competition and drive industry consolidation.

While our business is influenced by general factors driving the general health and wellness market in China, we believe our results of operations are more directly affected by company-specific factors, including the following major factors.

Our Ability to Attract and Retain Consumers and Pharmacies

Our net revenues are dependent on our ability to attract and retain our consumers and pharmacies.

●	Consumers . Historically, our revenue growth was primarily driven by the sale of pharmaceutical and other health and wellness products through our online retail pharmacy to consumers. Steady and continued growth of our consumer base and their stickiness to our platform allows us to maintain a solid foundation for our business to continue to expand.
●	Pharmacies . Since we launched our online wholesale pharmacy, 1 Pharmacy, in May 2017, we have significantly increased the scale of our B2B business through the sale of pharmaceutical products to pharmacies. As of December 31, 2020, we have served more than 329,000 pharmacies, compared to over 235,000 pharmacies as of December 31, 2019 and 150,000 pharmacies as of December 31, 2018. We have also diversified the types of pharmacy customers we serve and have expanded our reach not only to independent pharmacies and pharmacy chains, but also to in-house pharmacies within clinics and private hospitals. We have thus far accumulated considerable offline pharmacy resources, which contributed to the increase of product revenues from the B2B segment to RMB7.49 billion (US$1.15 billion) in 2020. We expect to further expand our offline pharmacy market and to develop this revenue stream. Product revenues from the B2B segment contributed 59.4%, 83.3% and 91.3% to our total net revenues in 2018, 2019 and 2020, respectively.

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

Our Ability to Control Operating Costs and Expenses and Improve Efficiency

Our cost of products sold represents primarily the purchase price of products and inbound shipping charges if any, as well as inventory write-downs. In 2020, we sourced our products from over 2,045 suppliers, including pharmaceutical companies and distributors. As our business further grows in scale, we expect to obtain more favorable terms from suppliers, including pricing terms, credit period and volume-based rebates. In addition, we aim to create value for our suppliers, especially pharmaceutical companies, by providing an effective and transparent channel for selling large volumes of their products online and by offering them valuable data insights on market demand, customer preferences and supply chain information. We believe this value proposition will also help us deepen our relationships with suppliers, obtain favorable terms and reduce our procurement costs. Our selling and marketing expenses are a significant contributor to our operating costs and expenses, and they primarily consist of payroll, bonus and employee benefits of sales and marketing staff, advertising costs, agency fees and costs for promotional materials. In 2018, 2019 and 2020, selling and marketing expenses amounted to 14.6%, 8.6% and 4.9% of our total net revenues, respectively. We expect our selling and marketing expenses to remain substantial in absolute terms as we implement new business initiatives, such as deploying additional sales personnel to promote our 1 Pharmacy and our value-added services to pharmacies. As our business grows, we anticipate that our technology and fulfillment expenses will increase in absolute terms in the foreseeable future in light of our anticipated expansion and investment plans.

In 2020, we continued to expand our B2B business with the increase in our marketing and sales and, as a result, our cost of products sold increased.

We continuously seek to streamline our operations and improve our supply chain and inventory management. Controlling costs and operating expenses to achieve optimal operating efficiency is important to our success. As our business grows in scale, we expect to have significant operating leverage and realize structural cost savings.

Key Components of Results of Operations

Net Revenues

The following table sets forth the components of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Product revenues
B2C	709,585	39.7	636,430	16.1	666,223	102,103	8.1
B2B	1,061,559	59.4	3,293,268	83.3	7,490,449	1,147,960	91.3
Sub total	1,771,144	99.1	3,929,698	99.4	8,156,672	1,253,349	99.4
Service revenues	14,826	0.9	22,355	0.6	46,485	7,124	0.6
Total	1,785,970	100.0	3,952,053	100.0	8,203,157	1,257,189	100.0

Product revenues. We historically reported our product revenues under our direct sales model from two reportable segments: the B2C segment and the B2B segment. Product revenues from our B2C segment are generated from the sale of pharmaceutical and other health and wellness products through 1 Medicine Marketplace, mobile apps, other online channels and offline pharmacies to consumers and certain enterprise customers. We also generate product revenues from the B2B segment through the sale of pharmaceutical products to pharmacies on 1 Pharmacy.

In the first quarter of 2020, we began to report our product revenues from E-Channel business representing revenue from product sales to e-commerce companies, such as Ali Health, JD Health, Ping An Good Doctor, among others, in the B2B segment. Revenue from these sources was historically included in the B2C segment, accounting for between 15% and 20% of our B2C revenue. In the fourth quarter of 2020, the revenue from E-Channel which was previously reported as a separate segment, was incorporated into the B2B segment. As a result, as of December 31, 2020, we had two reporting segments, i.e. B2B segment and B2C segment. In this annual report, we present the year-on-year comparison of results of operation using the updated two segment and we have also revised our financial information for 2018 and 2019 to conform to our current reportable segments presentation.

Our product revenues, in particular, those from B2B segment, have grown significantly and we expect continued growth as we attract more pharmacies as customers. Our product revenue from the B2B business segment in 2020 reached RMB7.49 billion (US$1.15 billion), representing a 127.4% increase from 2019, and our product revenue from the B2C business segment in 2020 reached RMB666.2 million (US$102.1 million), representing a 4.7% increase from 2019.

Service revenues. Service revenues primarily consist of marketplace (MP) service fees we charge to marketplace sellers to which we provide access to 1 Medicine Marketplace where they are able to effectively sell their products. We charge marketplace sellers commission fees equal to an agreed percentage of the sales price of the product when a sale is completed and also charge marketplace sellers an annual non-refundable up-front fee for platform usage. We refer to these fees as MP service revenue. Since we launched our MP service, it has made substantial contribution to our service revenues. Our service revenues increased significantly by 107.6% from RMB22.4 million in 2019 to RMB46.5 million (US$7.1 million) in 2020, which was primarily attributable to an increase of RMB11.8 million (US$1.8 million) in B2B MP service revenues. We also generate service revenues by providing other ancillary services, mainly online medical consultation services for patients and digital marketing services for pharmaceutical companies. We expect our service revenues, although not a material contribution to our net revenues currently or in the near future, to grow as we expand our online marketplace and increase the service coverage of our cloud-based solutions, such cloud prescription services and data services to more pharmacies and pharmaceutical companies.

Operating costs and expenses

The following table sets forth the components of our operating costs and expenses by amounts and percentages of total operating costs and expenses for the periods presented:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating costs and expenses:
Cost of products sold	(1,681,700)	76.9	(3,786,870)	85.2	(7,837,325)	(1,201,123)	90.3
Fulfillment expenses	(73,930)	3.4	(128,996)	2.9	(226,930)	(34,779)	2.6
Selling and marketing expenses	(260,040)	11.9	(340,562)	7.6	(399,610)	(61,243)	4.6
General and administrative expenses	(98,759)	4.5	(123,501)	2.8	(128,226)	(19,651)	1.5
Technology expenses	(71,248)	3.3	(61,902)	1.4	(92,080)	(14,112)	1.1
Other operating income (expenses), net	(668)	0.0	(3,735)	0.1	7,703	1,181	0.1
Total	(2,186,345)	100.0	(4,445,566)	100.0	(8,676,468)	(1,329,727)	100.0

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

Selling and marketing expenses. Selling and marketing expenses primarily consist of payroll, bonus and employee benefits for sales and marketing staff, advertising costs, agency fees and costs for promotional materials. We expect our selling and marketing expenses to remain substantial in absolute terms as we implement new business initiatives, such as deploying additional sales personnel to promote our 1 Pharmacy and our value-added services to pharmacies.

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

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Net Revenues:
Product revenues	1,771,144	99.2	3,929,698	99.4	8,156,672	1,250,063	99.4
Service revenues	14,826	0.8	22,355	0.6	46,485	7,124	0.6
Total net revenues	1,785,970	100.0	3,952,053	100.0	8,203,157	1,257,189	100.0
Operating costs and expenses:
Cost of products sold	(1,681,700)	(94.2)	(3,786,870)	(95.8)	(7,837,325)	(1,201,123)	95.5
Fulfillment expenses	(73,930)	(4.1)	(128,996)	(3.3)	(226,930)	(34,779)	(2.8)
Selling and marketing expenses(1)	(260,040)	(14.6)	(340,562)	(8.6)	(399,610)	(61,243)	(4.9)
General and administrative expenses(1)	(98,759)	(5.5)	(123,501)	(3.1)	(128,226)	(19,651)	(1.6)
Technology expenses(1)	(71,248)	(4.0)	(61,902)	(1.6)	(92,080)	(14,112)	(1.1)
Other operating income (expenses), net	(668)	(0.0)	(3,735)	(0.1)	7,703	1,181	0.1
Total operating costs and expenses	(2,186,345)	(122.4)	(4,445,566)	(112.5)	(8,676,468)	(1,329,727)	(105.8)
Loss from operations	(400,375)	(22.4)	(493,513)	(12.5)	(473,311)	(72,538)	(5.8)
Interest income	4,352	0.2	4,802	0.1	6,312	967	0.1
Interest expense	—	—	(3,622)	(0.1)	(8,817)	(1,351)	(0.1)
Foreign exchange gain (loss)	2,459	0.1	(10,328)	(0.2)	5,547	850	0.1
Other income, net	11,531	0.6	834	0.0	3,161	484	0.0
Loss before income taxes	(382,033)	(21.4)	(501,827)	(12.7)	(467,108)	(71,588)	(5.7)
Income tax expense	(8)	(0.0)	—	—	—	—	—
Net loss	(382,041)	(21.4)	(501,827)	(12.7)	(467,108)	(71,588)	(5.7)

(1)         Share-based compensation expenses are allocated to operating expense line items as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
General and administrative expenses	22,477	25,412	22,727	3,483
Selling and marketing expenses	23,561	24,772	40,562	6,216
Technology expenses	5,321	4,097	12,406	1,901
Total	51,359	54,281	75,695	11,601

The Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

Net Revenues

Our net revenues increased by 107.6% from RMB3.95 billion in 2019 to RMB8.20 billion (US$1.26 billion) in 2020. This increase was primarily due to the significant increase in product revenues from B2B segment. Our net revenues experienced consistent monthly growth and are significantly impacted by the annual and mid-year e-commerce festivals.

Product Revenues by Segment. Product revenues increased by 107.6% from RMB3.93 billion in 2019 to RMB8.16 billion (US$1.25 billion) in 2020, due to an increase in the number of offline pharmacies through which more products were sold. We experienced a significant increase in product revenues from B2B segment, which increased by 127.7% to RMB7.49 billion (US$1.15 billion) from RMB3.29 billion last year. Product revenues from B2C segment increased by 4.7% to RMB666.2 million (US$102.1 million) from RMB636.4 million last year.

Service revenues. Our service revenues increased by 107.6% from RMB22.4 million in 2019 to RMB46.5 million (US$7.1 million) in 2020, which was primarily attributable to the expansion of our B2B MP service in 2020.

Segment Cost of Products Sold

Cost of products sold increased by 107.0% from RMB3,786.9 million in 2019 to RMB7,837.3 million (US$1,201.1 million) in 2020, in line with our overall revenue growth, which is primarily attributable to growth in sales and a change in revenue mix with a much higher proportion of B2B business.

Segment Profit/Loss

As a result of the foregoing, our segment profit from our B2C segment increased by 17.4% from RMB118.7 million in 2019 to RMB139.3 million (US$21.3 million) in 2020, while our segment profit from our B2B segment increased by 387.1% from RMB46.5 million in 2019 to RMB226.6 million (US$34.7 million) in 2020.

Operating Costs and Expenses

Our operating costs and expenses increased by 95.1% from RMB4.45 billion in 2019 to RMB8.68 billion (US$1,33 billion) in 2020, with increases in the following categories of operating expenses.

Cost of Products Sold. Our cost of products sold increased by 106.9% from RMB3.79 billion in 2019 to RMB7.84 billion (US$1.20 billion) in 2020, primarily due to growth in sales and a change in revenue mix with a much higher proportion of B2B business.

Fulfillment Expenses. Our fulfillment expenses increased by 75.9% from RMB129.0 million in 2019 to RMB226.9 million (US$34.8 million) in 2020, primarily as a result of growth in B2B business. Fulfillment expenses accounted for 2.8% of net revenue in 2020 as compared to 3.3% last year.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 17.3% from RMB340.6 million in 2019 to RMB399.6 million (US$61.2 million) in 2020. The increase was primarily attributable to increase in sales staff and expenses associated with the expansion of B2B business. Selling and marketing expenses accounted for 4.9% of net revenue in 2020 as compared to 8.6% last year.

General and Administrative Expenses. Our general and administrative expenses increased by 3.8% from RMB123.5 million in 2019 to RMB128.2 million (US$19.7 million) in 2020. The increase was primarily due to increases in managerial staff and professional service fees. General and administrative expenses accounted for 1.6% of net revenue in 2020 as compared to 3.1% last year.

Technology Expenses. Our technology expenses increased by 48.8% from RMB61.9 million in 2019 to RMB92.1 million (US$14.1 million) in 2020, mainly due to increase in our technology staff and expenses associated with expansion of our business. Technology expenses accounted for 1.1% of net revenue in 2020 as compared to 1.6% last year.

Net Loss

As a result of the foregoing, we recorded a net loss of RMB467.1 million (US$71.6 million) in 2020 and a net loss of RMB501.8 million in 2019.

The Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

Net Revenues

Our net revenues increased by 121.3% from RMB1.79 billion in 2018 to RMB3.95 billion in 2019. This increase was primarily due to the significant increase in product revenues from B2B segment. Our net revenues experienced consistent monthly growth and are significantly impacted by the annual and mid-year e-commerce festivals.

Product Revenues by Segment. Product revenues increased by 122.0% from RMB1.77 billion in 2018 to RMB3.93 billion in 2019, due to an increase in the number of offline pharmacies through which more products were sold. We experienced a significant increase in product revenues from B2B segment, which increased by 210.4% to RMB3.29 billion in 2019 from RMB1.06 billion in 2018. Product revenues from B2C segment decreased by 10.3% to RMB636.4 million in 2019 from RMB709.6 million in 2018.

Service revenues. Our service revenues increased by 51.4% from RMB14.8 million in 2018 to RMB22.4 million in 2019, which was primarily attributable to the launch of our B2B MP service in 2018 and the expansion of our B2C MP services.

Segment Cost of Products Sold

Cost of products sold increased by 125.2% from RMB1,681.7 million in 2018 to RMB3,786.9 million in 2019, in line with our overall revenue growth, which is primarily attributable to growth in sales and a change in revenue mix with a much higher proportion of B2B business.

Segment Profit/Loss

As a result of the foregoing, our segment profit from our B2C segment increased by 25.6% from RMB94.5 million in 2018 to RMB118.7 million in 2019, while our segment profit from our B2B segment increased by 374.5% from RMB9.8 million in 2018 to RMB46.5 million in 2019.

Operating Costs and Expenses

Our operating costs and expenses increased by 103.3% from RMB2,186.3 million in 2018 to RMB4,445.6 million in 2019, with increases in the following categories of operating expenses.

Cost of Products Sold. Our cost of products sold increased by 125.2 % from RMB1,681.7 million in 2018 to RMB3,786.9 million in 2019, primarily due to growth in sales and a change in revenue mix with a much higher proportion of B2B business.

Fulfillment Expenses. Our fulfillment expenses increased by 74.6% from RMB73.9 million in 2018 to RMB129.0 million in 2019, primarily as a result of growth in B2B business. Fulfillment expenses accounted for 3.3% of net revenue in 2019 as compared to 4.1% in 2018.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 31.0% from RMB260.0 million in 2018 to RMB340.6 million in 2019. The increase was primarily attributable to increase in sales staff and expenses associated with the expansion of B2B business. Selling and marketing expenses accounted for 8.6% of net revenue in 2019 as compared to 14.6% in 2018.

General and Administrative Expenses. Our general and administrative expenses increased by 25.0% from RMB98.8 million in 2018 to RMB123.5 million in 2019. The increase was primarily due to increases in managerial staff and professional service fees. General and administrative expenses accounted for 3.1% of net revenue in 2019 as compared to 5.5% in 2018.

Technology Expenses. Our technology expenses decreased by 13.1% from RMB71.2 million in 2018 to RMB61.9 million in 2019, mainly due to improvements in our system development efficiency and implementation of automation tools. Technology expenses accounted for 1.6% of net revenue in 2019 as compared to 4.0% in 2018.

Net Loss

As a result of the foregoing, we recorded a net loss of RMB501.8 million in 2019 and a net loss of RMB382.0 million in 2018.

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

Value-Added Tax. According to the Provisional Regulations of the PRC on Value-added Tax promulgated by the State council on December 13, 1993 and amended in 2008, 2016 and 2017, and the Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax which was promulgated by the MOF, and the STA on December 18, 2008 and became effective on January 1, 2009 and amended on October 28, 2011, all enterprises and individuals that engage in the sale of goods and services, the provision of tangible personal property leasing services or importation of goods shall pay value-added tax at different tax rates of 0%, 6%, 11% or 17% due to different business; in addition, the small-scale taxpayers shall be subject to tax rate of 3%, except as otherwise specified by the State Council. On April 4, 2018, the MOF and the STA issued the Notice on Adjusting Value-added Tax Rate, which became effective from May 1, 2018 and stipulates that the previous tax rate of 17%, 11% for the taxable sale activities or importing goods will be adjusted to 16% and 10% respectively. Moreover, on the same date, the MOF and the STA issued another notice to unify the criteria of small-scale value-added tax payers, which became effective from May 1, 2018. On November 16, 2011, the MOF and the STA promulgated a Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax in Shanghai, or Pilot Plan, which became effective on January 1, 2012 and stipulates that any entity in Shanghai that falls in the category of “selected modern service industries” was required to switch from being a business tax payer to become a value-added tax payer, who is permitted to offset expenses incurred in providing the relevant services it provides from the taxable income. The Pilot Plan was expanded to other regions in September 2012, and was further expanded nationwide beginning on August 1, 2013. The MOF and the STA subsequently promulgated several circulars in December 2013, April 2014 and March 2016 to further expand the scope of services which are to be subject to value-added tax instead of business tax.

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Product Revenues

We generate our product revenues from the sale of pharmaceutical and other health and wellness products through our online platforms and offline pharmacies to our consumers. We also generate revenues from the sale of drugs to pharmacies through 1 Pharmacy, our online wholesale pharmacy.

For both our B2B business and B2C business, we utilize delivery service providers to deliver goods to our consumers and pharmacy customers. The delivery service is not considered as a separate obligation as it is an integral process for us to fulfill our promises to transfer the products, the costs of which are recorded as fulfillment expenses. As a result, revenue is recognized at the point in time when the goods are delivered to the designated address and received by consumers and pharmacy customers. In 2020, revenues generated from our corporate customers (mainly E-channel customers) that place orders through 1 Medicine Marketplace were reclassified to the B2B segment given the business nature and accordingly the business segmentation classification in prior periods has been revised to conform to the current year presentation.

For both our B2C business and B2B business, revenues from product sales are recognized at the point in time when the delivery is made and when the title and risk of loss transfer to the individual consumers and pharmacy customers. Revenues are measured as the amount of consideration we expect to receive in exchange for transferring products to individual consumers and pharmacy customers (the "transaction price"). To the extent that the transaction price includes variable consideration, we estimate the amount of variable consideration that should be included in the transaction price utilizing the most likely amount method. Variable consideration is included in the transaction price if, in our judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. We provide the right of return in circumstances where there is package or delivery damage or other quality problems identified within 30 days which is considered to be a form of variable consideration. We estimate sales returns based on historical experience and as such, the amount of sales returns accrued was insignificant as of December 31, 2019 and 2020, respectively.

We voluntarily provide discount coupons through our websites during our marketing activities. These coupons are not related to prior purchases, and can only be utilized in conjunction with subsequent purchases on our platforms. These discount coupons are recorded as a reduction of revenues at the time of use.

Product revenue was recorded net of surcharges and value added tax which ranges from 0% to 13% for different kinds of products based on sales amount. Surcharges are sales related taxes representing the City Maintenance and Construction Tax and Education Surtax. We record revenue on a gross basis because we control the products before they are transferred to consumers and pharmacy customers. We have made this determination on the basis that: we are primarily responsible for fulfilling our promise to deliver the specified products to consumers and pharmacy customers, we have inventory risk before the specified products are transferred to a customer or after transfer of control to consumers and pharmacy customers, and we also have discretion in establishing the price for the specified products.

Contract Assets and Liabilities

Contract assets include unbilled receivables, which were recorded in accounts receivable.

Contract liabilities consist of advance payments, which were recorded in accrued expenses and other current liabilities.

Service Revenues

Service revenues primarily consist of MP service fees we charge to marketplace sellers to which we provide access to 1 Medicine Marketplace for sales of their products. We refer these fees as MP service revenue. We have determined that we are not the principal in the arrangement as we are not responsible for fulfilling the order for the specified products we do not bear the inventory risk for the products, nor do we have the ability to establish prices. We charge marketplace sellers commission fees equal to an agreed percentage of the sales price of the product when a sale is completed and also charge marketplace sellers an annual non-refundable up-front fee for platform usage. The promise to the customer, which is the marketplace seller, is to arrange for the sale which is considered as one performance obligation. Therefore, we recognize the up-front fee and commission at the point in time when the sale is completed.

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

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As part of the process of preparing financial statements, we are required to estimate the income taxes in each of the jurisdictions in which it operates. We account for income taxes using the liability method. Under this method, deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements at each year-end and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates applicable for the differences that are expected to affect taxable income. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Share-based Compensation

Awards Granted to Employees

We grant employee share options to eligible employees and account for these share based awards in accordance with ASC 718 Compensation—Stock Compensation .

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

Prior to our initial public offering, the fair value of the stock options granted to employees was determined with the assistance of an independent third-party valuation firm. The Black-Scholes option pricing model was applied in determining the estimated fair value of such options granted to employees.

After our initial public offering, in determining the fair value of the share options and restricted share units, the closing market price of the underlying shares on the grant date is applied.

The Group estimates the Company’s subsidiary's enterprise value for purposes of recording sharebased compensation, and the information considered by the Company mainly include but are not limited to the pricing of recent rounds of financing, future cash flow forecasts, discount rates, and liquidity factors.

The compensation expense for the awards with performance conditions is based upon the Group’s judgement of likely future performance and may be adjusted in future periods depending on actual performance.

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

B.           Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated by the issuance of preferred shares in private placements and our initial public offering in 2018. As of December 31, 2018, 2019 and 2020, we had RMB853.7 million, RMB581.3 million and RMB1.19 billion (US$182.3 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and demand deposits.

In addition, as of December 31, 2018, 2019 and 2020, we had RMB252.8 million, nil and RMB300.2 million (US$46.0 million), respectively, in short-term investments. Our short-term investments consist of wealth management products, which are financial products with variable interest rates purchased from financial institutions with an original maturity period of less than one year. Our operating cash flow and cash are also affected by our ability to manage our inventory effectively and to enhance our overall supply chain efficiency. We believe that our supply chain and effective inventory management, which have resulted in reduced inventory turnover days, support the growing scale of our business, free our valuable working capital and improve our liquidity.

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

In September 2019, 1 Pharmacy Technology entered into a credit agreement which provides a revolving credit facility that allows 1 Pharmacy Technology to borrow up to RMB100,000 for working capital purpose in one year. Any draw down on the credit facility will be charged with interest at six-month loan prime rate published by People’s Bank of China. The borrowings were guaranteed by Yihao Pharmacy. During the year ended 2020, RMB229,666 were drawn down and RMB159,666 were repaid with the balance of RMB100,000 outstanding as of December 31, 2020.

In June 2020, 1 Pharmacy Technology entered into a credit agreement with Industrial Bank (IB) which provides a revolving credit facility that allows 1 Pharmacy Technology to borrow up to RMB100,000 for working capital purpose in one year. Any draw down on the credit facility will be charged with interest at one-year loan prime rate published by People’s Bank of China minus 0.35%. The borrowings were guaranteed by Yihao Pharmacy. During the year ended December 31, 2020, RMB9,850 was drawn on this credit facility and nil were repaid, with the balance of RMB9,850 outstanding as of December 31, 2020.

In May 2020, we obtained new loan of RMB 40,000 from Shanghai Pudong Technology Financial Service Co., Ltd. with annual interest rate of 8.5%. The borrowing was guaranteed by Guangdong Yihao Pharmacy Co., Ltd.. No repayment was incurred during year 2020 and its balance remained RMB 40,000 as of December 31, 2020. We also borrowed RMB10,000 from China Construction Bank (CCB). The loan agreement includes covenants that Debt to Asset Ratio of 1 Pharmacy Technology should be no more than 70%, and the Liquidity Ratio should be no less than 1.0. No repayment incurred during year 2020. We were in compliance with the covenants as of December 31, 2020. The interest rate for the borrowings in 2020 was approximately 8.50 % per annum.

In 2020, we also obtained loans from several other financial institutions. During the year ended December 31, 2020, RMB109,250 were borrowed and RMB39,850 were repaid, with the balance of RMB 69,400 outstanding as of December 31, 2020. The interest rate range for the borrowings in 2020 was from 3.50 % to 4.6% per annum.

After considering all facts available to us as of the date of this annual report, we believe that our current cash and cash equivalents, short-term investments and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months.

We may, however, need additional capital in the future to fund our continued operations in light of the perceived or actual impact of COVID-19 pandemic on domestic and global economy. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or the incurrence of convertible debt would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all, and the availability of financing options will be affected by the slowdown in the growth or contraction of the global or Chinese economies or any liquidity or credit drainage in the global or Chinese finance sectors if triggered by the COVID-19 pandemic.

We expect that substantially all of our future net revenues will be denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary, 1 Pharmacy Technology, is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

The following table sets forth material amounts of cash and short-term investments disaggregated by currency denomination as of December 31, 2020 in each jurisdiction in which our affiliated entities are domiciled:

	PRC	Hong Kong	Cayman Islands

	(RMB in thousands)
Cash in RMB	1,102,876	90,904	6,500
Cash in US$	2,674	14,193	1,256

Cash Flows

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(343,018)	(512,382)	(116,777)	(17,897)
Net cash provided by (used in) investing activities	44,454	237,675	(324,669)	(49,757)
Net cash provided by financing activities	972,697	108,987	1,070,408	164,048
Net increase (decrease) in cash and cash equivalents, and restricted cash	686,080	(156,018)	620,812	95,145
Cash and cash equivalents, and restricted cash at the beginning of period	167,660	853,740	697,722	106,929
Cash and cash equivalents, and restricted cash at the end of period	853,740	697,722	1,318,534	202,074

Operating Activities

Net cash used in operating activities in 2020 was RMB116.8 million (US$17.9 million) and primarily consisted of our net loss of RMB467.1 million (US$71.6 million), as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustment for non-cash items primarily included RMB75.7 million (US$11.6 million) of share-based compensation, RMB24.2 million (US$3.7 million) of inventory write-down and RMB39.3 million (US$6.0 million) of noncash lease expense, partially offset by an increase in exchange loss of RMB5.5 million (US$0.9 million). In 2020, the principal items accounting for the changes in operating assets and liabilities were increase in inventories of RMB304.5 million (US$46.7 million), partially offset by an increase of RMB629.0 million (US$96.4 million) in accounts payble and an increase in accrued expenses and other current liabilities of RMB111.3 million (US$17.1 million). The increases in accounts payable and inventory were primarily due to an increase in our inventory storage level to meet increased demands.

Net cash used in operating activities in 2019 was RMB512.4 million and primarily consisted of our net loss of RMB501.8 million, as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustment for non-cash items primarily included RMB54.3 million of share-based compensation expenses, RMB11.7 million of depreciation and amortization expenses and RMB11.0 million of investment loss and RMB25.4 million of noncash lease expense, partially offset by an increase in investment income of RMB9.6 million. In 2019, the principal items accounting for the changes in operating assets and liabilities were an increase in inventory of RMB276.2 million, partially offset by an increase of RMB232.1 million in accounts payable and an increase in accrued expenses and other current liabilities of RMB74.4 million. The increases in accounts payable and inventory were primarily due to an increase in our inventory storage level to meet increased demands.

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

Investing Activities

Net cash used in investing activities in 2020 was RMB324.7 million (US$49.8 million), consisting primarily of purchases of short-term investments of RMB500.0 million (US$76.6 million), partially offset by proceeds from sale or maturity of short-term investments of RMB201.0 million (US$30.8 million).

Net cash provided by investing activities in 2019 was RMB237.7 million, consisting primarily of proceeds from sale or maturity of short-term investments of RMB863.1 million, partially offset by purchases of short-term investments of RMB601.0 million.

Net cash provided by investing activities in 2018 was RMB44.5 million, consisting primarily of proceeds from sale or maturity of short-term investments of RMB578.4 million, partially offset by purchases of short-term investments of RMB519.2 million.

Financing Activities

Net cash provided by financing activities in 2020 was RMB1,070.4 million (US$164.0 million), consisting of proceeds from redeemable non-controlling shareholders of a subsidiary of RMB934.8 million (US$143.3 million), proceeds from short-term bank borrowings of RMB398.8 million (US$61.1 million), proceeds from non-controlling shareholders of a subsidiary of RMB32.5 million (US$5.0 million) and proceeds from ordinary shareholders of RMB6.3 million (US$1.0 million), partially offset by repayment of short-term bank borrowings of RMB264.6 million (US$40.6 million), net proceeds used in other financing activities of RMB25.4 million (US$3.9 million) and payment of share repurchase of RMB12.0 million (US$1.8 million).

Net cash provided by financing activities in 2019 was RMB109.0 million, consisting of proceeds from short-term bank borrowings of RMB150.9 million, net proceeds from issuance of other financing activities of RMB25.6 million and proceeds from ordinary shareholders of RMB11.3 million, partially offset by repayment of short-term bank borrowings of RMB55.8 million and payments for share repurchases of RMB23.0 million.

Net cash provided by financing activities in 2018 was RMB972.7 million, consisting of proceeds from preferred shareholders of RMB277.8 million and net proceeds from our initial public offering of RMB694.9 million.

Capital Expenditures

We made capital expenditures of RMB14.8 million, RMB24.6 million and RMB25.8 million (US$4.0 million) in 2018, 2019 and 2020, respectively. In these periods, our capital expenditures were primarily used for purchases of property, equipment and software. We will continue to make capital expenditures, including establishing more fulfillment centers to meet the expected growth of our business.

Holding Company Structure

111, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, our variable interest entities and their subsidiaries in China. As a result, 111, Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, 1 Pharmacy Technology, our subsidiary in China is permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries and our variable interest entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our subsidiaries in China and variable interest entities may allocate a portion of their after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a foreign invested company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary, 1 Pharmacy Technology, has not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.         Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Technology and IT Infrastructure” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.           Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.           Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, including interest payments, as of December 31, 2020:

		Less than 1			More than 5
	Total	year	1-3 years	3-5 years	years

	(in RMB thousands)
Operating lease commitments	109,481	41,893	47,608	19,364	616
Total	109,481	41,893	47,608	19,364	616

Our operating lease commitments relate to our leases of certain offices and fulfillment centers. Our lease expenses for the years ended December 31, 2018, 2019 and 2020 were RMB27.1 million, RMB29.7 million and RMB41.9 million (US$6.4 million), respectively.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2020.

G.          Safe Harbor

See “Forward-Looking Information” on page 3 of this annual report.

Item 6.    Directors, Senior Management and Employees

A.          Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Gang Yu	61	Co-founder and Co-Chairman
Junling Liu	56	Co-founder, Co-Chairman and Chief Executive Officer
Leon Lian Yong Chen	58	Director
Nee Chuan Teo	50	Independent Director
Jian Sun	57	Independent Director
Jun Luo	53	Independent Director

Dr. Gang Yu is our co-founder and has served as our executive chairman since 2015. Since September 2018, Dr. Yu has served as our co-chairman. Dr. Yu has over 23 years of experience in the technology sector and 14 years of experience in the e-commerce industry. He is a recipient of numerous prestigious international awards, including the 2002 Franz Edelman Management Science Achievement Award from INFORMS and the 2012 Martin K. Starr Excellence in Production and Operations Management Practice Award from POMS. Dr. Yu co-founded and served as chairman of YHD.com, a leading e-commerce company in China. Dr. Yu currently serves as a director of Midea Group Co., Ltd. (SZSE: 000333), LightInTheBox Holding Co., Ltd. (NYSE: LITB) and Chindata Group Holdings Limited (NASDAQ: CD), and as the co-chairman of the board of Zall Group (02098.HK). Prior to founding YHD.com, Dr. Yu served as the vice president of Worldwide Procurement at Dell Inc. from 2006 to 2007 and the vice president of Worldwide Supply Chain at Amazon.com from 2004 to 2006. Before Amazon, Dr. Yu was the chair professor at McCombs School of Business at The University of Texas at Austin from 1989 to 2004. Dr. Yu received his bachelor’s degree in science from Wuhan University in 1982, master’s degree in physics from Cornell University in 1986 and Ph.D. degree in decision sciences from The Wharton School of the University of Pennsylvania in 1990. Dr. Yu has been a member of the Board of Overseers of The Wharton School of the University of Pennsylvania since 2019. Dr. Yu has published 6 books and over 80 journal articles. Dr. Yu also holds three U.S. patents related to airline optimization solutions.

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

Dr. Leon Lian Yong Chen has served as our director since May 2019. He is currently the founding managing partner and CEO of 6 Dimensions Capital. He has over 20 years of experience in the life science industry in China and the United States as a venture capitalist, senior management executive, entrepreneur, and scientific inventor. He was the founder and managing partner at Frontline Bio Ventures and a partner at FIL Capital Management (Hong Kong) Limited in Asia from May 2008 to March 2014. Dr. Chen has been an executive director and the chairman of the board of Ocumension Therapeutics since May 2018, a company listed on the Stock Exchange (01477.HK). Since August 2018, he has served as a director at CStone Pharmaceuticals, a company listed on the main board of the Stock Exchange (02616.HK). Since May 2018, he has served as a non-executive Director at Hua Medicine, a company listed on the main board of the Stock Exchange (02552.HK). He served as a director of Shanghai Hile Bio-Pharmaceutical Co. Ltd., a company listed on the Shanghai Stock Exchange (6037180.SS) since December 2014. Save as disclosed above, Dr. Lian Yong Chen is not and has not been a director of any other listed companies in the past three years. Dr. Lian Yong Chen conducted postdoctoral research at the Massachusetts Institute of Technology after obtaining his Ph.D. degree in Chemistry (with top honor) from the University of Louvain, Louvain-La-Neuve in Belgium in July 1991. He obtained his Bachelor of Science degree in Chemistry from Peking University in June 1984.

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

B.           Compensation

For the year ended December 31, 2020, we paid an aggregate of approximately RMB8.1 million (US$1.2 million) in cash and other benefits to our directors and executive officers. For share incentive grants to our officers and directors, see “—Share Incentives.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Under the 2013 Policy, the 2014 Policy and the 2016 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 13,671,109 ordinary shares. As of the date of this annual report, options to purchase a total of 7,235,287 ordinary shares and 60,000 restricted share units were granted and outstanding under the 2013 Policy, the 2014 Policy and the 2016 Plan.

2018 Plan

In August 2018, we adopted our 2018 Share Incentive Plan, or the 2018 Plan, which became effective on September 15, 2018, one day after the completion of our initial public offering, replacing the 2016 Plan in its entirety. The 2018 Plan allows us to offer share-based incentive awards to employees, officers, directors and individual consultants who render services to us. The 2018 Plan permits the grant of options, restricted shares and restricted share units, or other types of awards, in the form of cash or otherwise, as approved by our board of directors or a committee thereof. The maximum number of Class A ordinary shares that may be issued pursuant to all awards under the 2018 Plan is 13,671,109, plus an annual increase on the first day of each fiscal year of our company during the ten-year term of the 2018 Plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to the lesser of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by our board of directors. Upon the effectiveness of the 2018 Plan, we no longer grant any awards under the 2016 Plan. Outstanding awards granted under the 2016 Plan will remain effective and be subject to the terms and conditions of the 2018 Plan. As of the date of this annual report, options to purchase a total of 2,319,697 Class A ordinary shares and 4,447,828 restricted share units were granted and outstanding under the 2018 Plan. The following paragraphs summarize the terms of the 2018 Plan:

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

Our Employee Share Holding Platform

In November 2014, we established Gold Prized Investment Limited, or Gold Prized, a company incorporated in the British Virgin Islands, as an offshore employee shareholding platform to allow our employees in China to receive share incentives.

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

1 Pharmacy Technology Share Incentive Plan

In November 2020, our subsidiary, 1 Pharmacy Technology issued 32,500,000 ordinary shares to 13 limited liability partnerships (“LLPs”) founded by the employees of 1 Pharmacy Technology with the total consideration of RMB32.5 million. The shares issued to the employees in each LLP are not outstanding shares but are restricted with 50% of the shares vesting within two years from the issuance date and the remaining 50% vesting evenly on an annual basis over the two years thereafter, which are also subject to adjustment based on performance condition. Such arrangement was entered into to provide a share incentive plan to the employees of 1 Pharmacy Technology. For more details, see Notes 13 and 16 to our consolidated financial statements included elsewhere in this annual report.

The following table summarizes, as of the date of this annual report, the outstanding share incentive awards we have granted to our directors and executive officers under the 2013 Policy, the 2014 Policy, the 2016 Plan and the 2018 Plan:

Ordinary
Shares
Underlying
Outstanding
	Share	Exercise
	Incentive	Price		Expiration
Name	Awards	($/Share)	Grant Date	Date
			4/13/2020	4/12/2030
			5/13/2020	5/12/2030
			6/13/2020	6/12/2030
			7/13/2020 and	7/12/2030
Gang Yu	*	†	1/1/2021	12/31/2030
			4/13/2020	4/12/2030
			5/13/2020	5/12/2030
			6/13/2020 and	6/12/2030
			7/13/2020	7/12/2030
Junling Liu	*	†	5/13/2020	5/12/2030
Leon Lian Yong Chen	*	†	6/1/2019	5/31/2029
Nee Chuan Teo	*	†	9/12/2018	9/11/2028
Jian Sun	*	†	9/12/2018	9/11/2028
Jun Luo	*	†	9/12/2018	9/11/2028
All directors and executive officers as a group	1,541,464

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

Audit Committee

Our audit committee consists of Nee Chuan Teo, Jian Sun and Jun Luo, and is chaired by Nee Chuan Teo. Nee Chuan Teo, Jian Sun and Jun Luo each satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Nee Chuan Teo qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
●	discussing the annual audited financial statements with management and the independent registered public accounting firm;
●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;
●	annually reviewing and reassessing the adequacy of our audit committee charter;
●	meeting separately and periodically with management and the independent registered public accounting firm; and
●	reporting regularly to the board.

Compensation Committee

Our compensation committee consists of Gang Yu, Nee Chuan Teo and Jian Sun, and is chaired by Gang Yu. Nee Chuan Teo and Jian Sun each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing the total compensation package for our executive officers and making recommendations to the board with respect to it;
●	reviewing the compensation of our non-employee directors and making recommendations to the board with respect to it; and
●	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Junling Liu, Jian Sun and Jun Luo, and is chaired by Junling Liu. Jian Sun and Jun Luo each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board in selecting  individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;
●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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

D.           Employees

The following table sets forth the numbers of our employees categorized by function as of December 31, 2020.

	As of December 31, 2020
	Number	% of Total
Functions:
Wholesale pharmacy business	1,198	54.7
Retail pharmacy business	220	10.1
Supply chain	144	6.6
Procurement	227	10.4
Research and development and IT	292	13.3
General and administrative	108	4.9
Total	2,189	100

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

We maintain a good working relationship with our employees and the labor union in Guangzhou, and we have not experienced any material labor disputes.

E.          Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2021 by:

●	each of our current directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our shares.

The calculations in the table below are based on 165,746,714 ordinary shares outstanding as of March 31, 2021, comprising of (i) 93,746,714 Class A ordinary shares, and (ii) 72,000,000 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after March 31, 2021, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

			Percentage
			of total
			ordinary	Percentage
	Class A	Class B	shares on an	of aggregate
	Ordinary	Ordinary	as-converted	voting
	Shares	Shares	basis	power†
Directors and Executive Officers:*
Gang Yu(1)(9)	—	36,000,000	21.7	46.0
Junling Liu(2)(7)	1,066,686	36,000,000	22.4	46.1
Leon Lian Yong Chen(3)	—	—	—	—
Nee Chuan Teo(4)	—	—	—	—
Jian Sun(5)	**	**	**	**
Jun Luo(6)	—	—	—	—
All directors and executive officers as a group	1,101,686	72,000,000	44.1	92.1
Principal Shareholders:
Sunny Bay Global Limited(7)	—	36,000,000	21.7	46.0
ClearVue Partners, L.P.(8)	18,946,636	—	11.4	1.5
Infinity Cosmo Limited(9)	—	11,494,252	6.9	14.7
First Pharmacia International(10)	8,690,562	—	5.2	0.7

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

(8)         Beneficial ownership calculation is based solely on a review of a Schedule 13G filed with the SEC on February 5, 2021. Represents (i) 15,100,646 Class A ordinary shares and (ii) 1,922,995 ADSs (representing 3,845,990 Class A ordinary shares) held by ClearVue YW Holdings, Ltd. ClearVue YW Holdings, Ltd. is wholly owned by ClearVue Partners, L.P., and as such, ClearVue Partners, L.P. may exercise voting and dispositive power over these shares held by ClearVue YW Holdings, Ltd. ClearVue Partners GP, L.P. is the general partner of ClearVue Partners, L.P., and as such, may exercise voting and dispositive power over the shares held by ClearVue YW Holdings, Ltd. by way of ClearVue Partners, L.P. and the shares held by ClearVue Partners, L.P. ClearVue Partners Ltd. is the general partner of ClearVue Partners GP, L.P., and as such, may exercise voting and dispositive power over the shares held by ClearVue YW Holdings, Ltd. and ClearVue Partners, L.P. by way of ClearVue Partners GP, L.P. The registered office address of ClearVue YW Holdings, Ltd. is Harneys Services (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, George Town, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

(9)     Represents 5,747,126 ADSs (representing 11,494,252 Class B ordinary shares) held by Infinity Cosmo Limited, a company incorporated in the British Virgin Islands. Infinity Cosmo Limited is controlled by Gang Yu Irrevocable Trust, a trust managed by Zedra Asia Limited, as the trustee. Dr. Gang Yu is the settlor of the Gang Yu Irrevocable Trust, and Dr. Yu’s family members are the trust’s beneficiaries. Under the terms of this trust, a family member of Gang Yu has the power to direct the trustee with respect to the disposal of, and the exercise of any voting and other rights attached to, the shares held by Infinity Cosmo Limited in our company. The registered office address of Infinity Cosmo Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(10)  Represents 4,345,281 ADSs (representing 8,690,562 Class A ordinary shares) directly held by First Pharmacia International, a Cayman Islands exempted company. First Pharmacia International is held by BVCF III L.P. (92.38%) and BVCF III-A L.P. (7.62%), each a Cayman Islands exempted limited partnership. The registered office address of First Pharmacia International is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman, KY1-9008, Cayman Islands.

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

To our knowledge, as of March 31, 2021, a total of 118,646,062 ordinary shares, representing approximately 71.6% of our total outstanding ordinary shares, were held by two record shareholders in the United States, including The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

A.           Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.           Related Party Transactions

Contractual Arrangements with Our Variable Interest Entities and Their Shareholders

PRC laws and regulations currently restrict foreign ownership and investment in value-added telecommunications services (except for e-commerce) in China. As a result, we operate our relevant business through our variable interest entities and their subsidiaries based on a series of contractual arrangements. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Variable Interest Entities.”

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

Employment Agreements and Indemnification Agreements

See “ Item 6—Directors, Senior Management and Employees—C. Board Practices”

Share Incentive Plans

See “ Item 6. Directors, Senior Management and Employees—B. Compensation”

Transactions with Other Related Parties

In September 2018, we purchased electronic equipment for RMB157,000 from Zhejiang Youzhan Information Technology Co., Ltd., an entity controlled by our chief operating officers. No similar purchases were made in 2019 or 2020.

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

B.          Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association and the Companies Act (As Revised) of the Cayman Islands, referred to as the Companies Act below, and the common law of the Cayman Islands. The following are summaries of material provisions of our twelfth amended and restated memorandum and articles of association, as well as the Companies Act insofar as they relate to the material terms of our ordinary shares.

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

Register of Members

Under Cayman Islands law, we must keep a register of members and there should be entered therein:

●	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

●	confirm the number and category of shares held by each member, and confirm whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;
●	the date on which the name of any person was entered on the register as a member; and
●	the date on which any person ceased to be a member.

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

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, has advised that such voting structure is in compliance with current Cayman Islands law as in general terms, a company and its shareholders are free to provide in the articles of association for such rights as they consider appropriate, subject to such rights not being contrary to any provision of the Companies Act and not inconsistent with common law. Maples and Calder (Hong Kong) LLP has confirmed that the inclusion in our memorandum and articles of association of provisions giving weighted voting rights to specific classes of shareholders generally or to specific classes of shareholders on specific resolutions is not prohibited by the Companies Act. Further, weighted voting provisions have been held to be valid as a matter of English common law and therefore it is expected that such would be upheld by a Cayman Islands court.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attached to the ordinary shares cast by those shareholders who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attached to the ordinary shares cast by those shareholders who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Transfer of Ordinary Shares

Any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors. However, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which our company has a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of shares;
●	the instrument of transfer is properly stamped, if required;
●	any fee related to the transfer has been paid to us; and
●	in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

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

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares will be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately. We are a “limited liability” company registered under the Companies Act, and under the Companies Act, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our memorandum and articles of association contains a declaration that the liability of our members is so limited.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by an ordinary resolution of our shareholders or are otherwise authorized by our memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

General Meetings of Shareholders and Shareholder Proposals

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings.

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

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, our register of mortgages and charges, and any special resolutions passed by our shareholders). However, we intend to provide our shareholders with annual audited financial statements.

Changes in Capital

Our shareholders may from time to time by ordinary resolution:

●	increase our share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;
●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

●	sub-divide our existing shares, or any of them into shares of a smaller amount than that fixed by our memorandum of association; or
●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company

We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;
●	an exempted company’s register of members is not required to be open to inspection;
●	an exempted company does not have to hold an annual general meeting;
●	an exempted company may issue no par value, negotiable or bearer shares;
●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	an exempted company may register as a limited duration company; and
●	an exempted company may register as a segregated portfolio company.

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

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

Except in certain limited circumstances, a shareholder of a Cayman Islands constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his or her shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting from a merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following:

●	an act which is illegal or ultra vires;
●	an act which, although not ultra vires, could only be effected duly if authorized by a special or qualified majority vote that has not been obtained; and
●	an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

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

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Companies Act, our memorandum and articles of association may only be amended by special resolution of our shareholders.

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

People’s Republic of China Taxation

Although we are incorporated in the Cayman Islands, we may be treated as a PRC resident enterprise for PRC tax purposes under the EIT Law. The EIT Law provides that an enterprise established outside the PRC but whose “de facto management body” is located in the PRC is treated as a PRC resident enterprise for PRC tax purposes. The implementing rules of the EIT Law merely define the location of the “de facto management body” as “organizational body which effectively manages and controls the production and business operation, personnel, accounting, properties and other aspects of operations of an enterprise.” Based on a review of the facts and circumstances, we do not believe that 111, Inc. or Yao Wang Corporation Limited should be considered a PRC resident enterprise for PRC tax purposes. However, there is limited guidance and implementation history of the EIT Law. If 111, Inc. were to be considered a PRC resident enterprise, then PRC income tax at a rate of 10% would generally be applicable to any gain realized on the transfer of our ADSs or ordinary shares by investors that are “non-resident enterprises” of the PRC and to any interest or dividends payable by us to such investors. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Furthermore, pursuant to the EIT Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. On February 3, 2015, the STA issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfers by Non-PRC Resident Enterprises, pursuant to which the indirect transfer of assets of an “establishment or place” situated in China, by a non-PRC resident enterprise through a disposition of equity interests in an offshore holding company may also be treated as a transfer of PRC taxable assets and, as a result, the gain derived from this indirect transfer by a non-PRC enterprise shareholder (other than the sale at public stock market of shares that purchased by an offshore enterprise in public stock market) may be subject to PRC enterprise income tax at a rate of 10%. Therefore, the deposition of ADSs or ordinary shares acquired not at public stock market by investors in private transaction may subject to withholding tax rate at a rate of 10%.

Material U.S. Federal Income Tax Considerations

The following are material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of the ADSs or Class A ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold the ADSs or Class A ordinary shares.

This discussion applies to a U.S. Holder that holds the ADSs or Class A ordinary shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). It does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	certain financial institutions;
●	dealers or traders in securities that use a mark-to-market method of tax accounting;
●	persons holding ADSs or ordinary shares as part of a straddle, integrated or similar transaction;
●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	entities classified as partnerships for U.S. federal income tax purposes and their partners;

●	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;
●	insurance companies;
●	certain U.S. expatriates;
●	persons that own or are deemed to own ADSs or ordinary shares representing 10% or more of our voting power or value;
●	persons holding ADSs or ordinary shares in connection with a trade or business outside the United States; or
●	persons who acquired our ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation.

If a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) owns ADSs or ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ADSs or ordinary shares and their partners should consult their tax advisers as to their particular U.S. federal income tax consequences of owning and disposing of ADSs or ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended, (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

As used herein, a “U.S. Holder” is a person that for U.S. federal income tax purposes is beneficial owner of our ADSs or Class A ordinary shares that is:

●	a citizen or individual resident of the United States;
●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder that owns ADSs will be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying ordinary shares represented by those ADSs.

This discussion does not address any U.S. federal taxes (such as estate or gift taxes) other than income taxes, nor does it address any state, local or non-U.S. considerations. U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or ordinary shares in their particular circumstances.

Taxation of Distributions

This discussion is subject to the discussion below under “—Passive Foreign Investment Company Rules.”

Distributions paid on the ADSs or ordinary shares, other than certain pro rata distributions of ADSs or ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at a favorable rate. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of this favorable rate in their particular circumstances.

Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s, or in the case of ADSs, the depositary’s, receipt. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends will be treated as foreign-source income and will constitute passive category income or in certain cases, general category income, for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for Treaty benefits) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the relevant taxable year.

Sale or Other Taxable Disposition of ADSs or Ordinary Shares

This discussion is subject to the discussion below under “—Passive Foreign Investment Company Rules.”

A U.S. Holder will generally recognize capital gain or loss on a sale or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or disposition and the U.S. Holder’s tax basis in the ADSs or ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ADSs or ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders are subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

As described in “—People’s Republic of China Taxation,” gains on the sale of ADSs or ordinary shares may be subject to PRC taxes. A U.S. Holder is entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons are generally treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat the gain as PRC-source and therefore claim foreign tax credits in respect of PRC taxes on such disposition gains. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the creditability of any PRC tax on disposition gains in their particular circumstances.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a passive foreign investment company for U.S. federal income tax purposes, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the value of its assets (generally determined on an average quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns (or is treated as owning for U.S. federal income tax purposes), directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is generally a passive asset for these purposes. Goodwill (the value of which generally may be determined by reference to the excess of the sum of the corporation’s market capitalization and liabilities over the value of its assets) is generally characterized as a non-passive or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable.

Based on the composition of our income and assets and the estimated value of our assets, including goodwill, which is based on the price of our ADSs, we believe that we were not a PFIC for our taxable year ended on December 31, 2020. However, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in large part, by reference to the market price of the ADSs, which has been and may continue to be volatile). Therefore, the risk of us being or becoming a PFIC will increase if during any taxable year our ADS price declines significantly.

Moreover, it is not entirely clear how the contractual arrangements between our subsidiary, our variable interest entities and the shareholders of our variable interest entities will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our variable interest entities are not treated as owned by us for these purposes. In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. We also hold a substantial amount of cash. Accordingly, there can be no assurance that we will not be a PFIC for our 2021 or any future taxable year.

If we were a PFIC for any taxable year and any of our subsidiaries, variable interest entities or other companies in which we own or are treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraphs on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders would not receive the proceeds of those distributions or dispositions.

In general, if we were a PFIC for any taxable year during which a U.S. Holder held ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or ordinary shares would be allocated ratably over that U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any year on its ADSs or ordinary shares exceed 125% of the average of the annual distributions on the ADSs or ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such distributions would be subject to taxation in the same manner.

If we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns the ADSs or ordinary shares, even if we cease to meet the threshold requirements for PFIC status. If we are a PFIC for any taxable year but cease to be PFIC for subsequent years, U.S. Holders should consult their tax advisers regarding the advisability of making a “deemed sale” election that would allow them to eliminate the continuing PFIC status under certain circumstances.

Alternatively, if we were a PFIC and if the ADSs were “regularly traded” on a “qualified exchange,” a U.S. Holder of ADSs could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The ADSs would be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs were traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq, where the ADSs are listed, is a qualified exchange for this purpose. If a U.S. Holder made the mark-to-market election, the U.S. Holder generally would recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and would recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder made the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year in which we were a PFIC would be treated as ordinary income and any loss would be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder made the mark-to-market election, distributions paid on ADSs would be treated as discussed under “—Taxation of Distributions” above (but subject to the discussion in the immediately subsequent paragraph). U.S. Holders will not be able to make a mark-to-market election with respect to our ordinary shares or Lower-tier PFICs, if any. U.S. Holders should consult their tax advisers regarding the availability and advisability of a mark-to-market election if we were a PFIC for any taxable year.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which if available could materially affect the tax consequences of the ownership and disposition of ADSs.

If we were a PFIC (or with respect to a particular U.S. Holder were treated as a PFIC) for a taxable year in which we paid a dividend or for the prior taxable year, the favorable tax rate described above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If we were a PFIC for any taxable year during which a U.S. Holder owned any ADSs or ordinary shares, the U.S. Holder would generally be required to file annual reports with the Internal Revenue Service. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ADSs or ordinary shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of ADSs or ordinary shares, unless the ADSs or ordinary shares are held in accounts at financial institutions (in which case the accounts may be reportable if maintained by non-U.S. financial institutions). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the ADSs or ordinary shares.

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

As of December 31, 2020, we had Renminbi-denominated cash and cash equivalents of RMB1,200.3 million (US$184.0 million). A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2020 would result in a decrease of US$18.4 million in cash and cash equivalents. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2020 would result in an increase of US$18.4 million in cash and cash equivalents.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In 2020, we did not receive any reimbursement from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs.

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

As a result of our initial public offering, we raised an aggregate of approximately US$ 101.2 million in net proceeds, after deducting underwriting commissions and the offering expenses payable by us. For the period from September 12, 2018, the date that the F-1 Registration Statement was declared effective by the SEC, to the date of this annual report, we used US$99.8 million of the net proceeds from our initial public offering for general corporate purposes.

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

Item 15.          Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2020. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020.

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

Attestation Report of the Registered Public Accounting Firm

Deloitte Touche Tohmatsu Certified Public Accountants LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2020 as stated in its report, which appears on page F-4 of this annual report on Form 20-F.

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

	For the year ended December 31,
	2018		2019		2020

	(in thousands)
Audit fees and audit-related fees (1)	US$	1,671	US$	935	US$	1,733

(1)         “Audit fees and audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit or review of our annual or quarterly financial statements, audit-related fees include service relating to the audit of the financial statements of 1 Pharmacy Technology in connection with its proposed initial public offering on the STAR Market in 2020 and service to support the planned issuance of convertible senior notes in 2020, fees for assurance services rendered in connection with our initial public offering in 2018.

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

				Approximate Dollar
				Value of Ordinary
			Total Number of	Shares that may yet
		Average Price	Ordinary Shares	be Purchased Under
	Total Number of	Paid Per	Purchased as Part	Share Purchase
	Ordinary Shares	Ordinary	of Share	Program (US$, in
Month	Purchased	Share (US$)	Repurchase Program	million)
August 2019	—	—	—	10.0
September 2019	1,045,296	4.15	1,045,296	5.7
October 2019	69,267	4.88	69,267	5.3
November 2019	27,399	5.10	27,399	5.2
December 2019	39,312	5.15	39,312	5.0
January 2020	126,037	6.71	126,037	4.1
February 2020	119,842	6.39	119,842	3.4
March 2020	10,000	6.38	10,000	3.3
April 1 through August 15, 2020	—	—	—	3.3

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

2.4	Description of Securities (incorporated by reference to Exhibit 2.4 of our Annual Report on Form 20-F (file no. 001-38639) filed with the Securities and Exchange Commission on April 16, 2020)

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

4.16

English translation of Exclusive Option Agreement between Yao Fang Information Technology (Shanghai) Co., Ltd. and Guangdong Yihao Pharmacy Co., Ltd. dated September 5, 2013 (incorporated by reference to Exhibit 10.16 of our registration statement on Form F-1 (file no. 333-226849), as amended, initially filed with the Securities and Exchange Commission on August 15, 2018)

4.17

English translation of Exclusive Support Services Agreement between Shanghai Yaowang E-Commerce Co., Ltd. and Yao Fang Information Technology (Shanghai) Co., Ltd. dated September 5, 2013 (incorporated by reference to Exhibit 10.17 of our registration statement on Form F-1 (file no. 333-226849), as amended, initially filed with the Securities and Exchange Commission on August 15, 2018)

4.18

English translation of Exclusive Option Agreement between Yao Fang Information Technology (Shanghai) Co., Ltd. and Guangdong Yihao Pharmaceutical Chain Co., Ltd. dated September 5, 2013 (incorporated by reference to Exhibit 10.18 of registration statement on Form F-1 (file no. 333-226849), as amended, initially filed with the Securities and Exchange Commission on August 15, 2018)

4.19

English translation of Equity Pledge Agreement between Yao Fang Information Technology (Shanghai) Co., Ltd. and Guangdong Yihao Pharmaceutical Chain Co., Ltd. dated September 5, 2013 (incorporated by reference to Exhibit 10.19 of our registration statement on Form F-1 (file no. 333-226849), as amended, initially filed with the Securities and Exchange Commission on August 15, 2018)

4.20

English translation of Proxy Agreement among Guangdong Yihao Pharmaceutical Chain Co., Ltd., Yao Fang Information Technology (Shanghai) Co., Ltd. and Shanghai Yaowang E-Commerce Co., Ltd. dated September 5, 2013 (incorporated by reference to Exhibit 10.20 of our registration statement on Form F-1 (file no. 333-226849), as amended, initially filed with the Securities and Exchange Commission on August 15, 2018)

4.21

English translation of Property Lease Contract between Kunshan Fuchan Warehousing Services Co., Ltd. and Yao Fang Information Technology (Shanghai) Co., Ltd. dated February 5, 2016 (incorporated by reference to Exhibit 10.21 of our registration statement on Form F-1 (file no. 333-226849), as amended, initially filed with the Securities and Exchange Commission on August 15, 2018)

4.22

English translation of Property Lease/Pre-lease Contract between Shanghai Zhangjiang Hi-tech Park Development Co., Ltd. and Yao Fang Information Technology (Shanghai) Co., Ltd. dated November 28, 2017 (incorporated by reference to Exhibit 10.22 of our registration statement on Form F-1 (file no. 333-226849), as amended, initially filed with the Securities and Exchange Commission on August 15, 2018)

4.23

English translation of Amended Exclusive Support Services Agreement between Guangdong Yihao Pharmacy Co., Ltd. and Yao Fang Information Technology (Shanghai) Co., Ltd. dated July 1, 2019 (incorporated by reference to Exhibit 4.23 of our Annual Report on Form 20-F (file no. 001-38639) filed with the Securities and Exchange Commission on April 16, 2020)

4.24

English translation of Amended Exclusive Support Services Agreement between Guangdong Yihao Pharmaceutical Chain Co., Ltd. and Yao Fang Information Technology (Shanghai) Co., Ltd. dated July 1, 2019 (incorporated by reference to Exhibit 4.24 of our Annual Report on Form 20-F (file no. 001-38639) filed with the Securities and Exchange Commission on April 16, 2020)

4.25

English translation of Amended Exclusive Support Services Agreement between Shanghai Yaowang E-Commerce Co., Ltd. and Yao Fang Information Technology (Shanghai) Co., Ltd. dated July 1, 2019 (incorporated by reference to Exhibit 4.25 of our Annual Report on Form 20-F (file no. 001-38639) filed with the Securities and Exchange Commission on April 16, 2020)

4.26*	English translation of Capital Increase Agreement in respect of Yao Fang Information Technology (Shanghai) Co., Ltd. dated August 10, 2020

Exhibit Number	Description of Document

4.27*	English translation of Supplementary Agreement of Capital Increase Agreement in respect of Yao Fang Information Technology (Shanghai) Co., Ltd. dated August 26, 2020

4.28*	English translation of Capital Increase Agreement in respect of 1 Pharmacy Yao Fang Technology (Shanghai) Co., Ltd. dated December 14, 2020

8.1*	List of Principal Subsidiaries and Consolidated Affiliated Entities

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333-226849) filed with the Securities and Exchange Commission on August 15, 2018)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Commerce & Finance Law Offices

15.2*	Consent of Maples and Calder (Hong Kong) LLP

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Date: April 30, 2021

111, INC.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO SHAREHOLDERS AND THE BOARD OF DIRECTORS OF 111, INC.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of 111, Inc. and its subsidiaries (the "Company"), as of December 31, 2020 and 2019, the related consolidated statements of comprehensive loss, shareholders' (deficit) equity, and cash flows for each of the three years in the period ended December 31, 2020 and the related notes and the financial statement schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the "PCAOB"), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2021, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(ah). Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition— Refer to Note 15 to the financial statements

Critical Audit Matter Description

As described in Note 15, the Company generated approximately 99.4% of its revenue from sales of medicines, healthcare products and other wellness merchandise through its online platforms in year 2020. The Company recognizes revenues from product sales at the point in time when the delivery was completed and uses automated systems to process and record its revenue transactions.

We identified occurrence of product revenue as a critical audit matter because there is inherent risk around the occurrence of revenue recorded by the Company's systems given the complexity and the significant volume of data processed by the systems.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to product revenue recognition included the following, among others:

With the assistance of our IT specialists and data specialists:

●	We tested the IT environment in which the revenue transactions are processed, including interface controls between different IT applications.
●	We tested key automated controls over product revenue recognition.
●	We performed tests on the data to ensure consistency between different operating systems, consistency between operating systems and third-party information including delivery information from logistic companies and cash flow information from banks and third party payment service providers, and consistency between operating systems and accounting system, to evaluate data accuracy and completeness.
●	We analyzed product revenue transaction data by comparing data in different periods and identifying transactions with characteristics of audit interest for further testing to verify the reasonableness of the transaction and other tests of details.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 29, 2021

We have served as the Company’s auditor since 2018.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO SHAREHOLDERS AND THE BOARD OF DIRECTORS OF 111, INC.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of 111, Inc. and its subsidiaries ( the “Company”) as of December 31, 2020 based on criteria established in Internal Control — Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the “PCAOB”), the financial statements as of and for the year ended December 31, 2020 of the Company and our report dated April 29, 2021 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the convenience translation of Renminbi amounts into United States dollar amounts.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 29, 2021

111, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

		As of December 31,
		2019	2020	2020
				US$
	Notes	RMB	RMB	(Note 2 (ah))
ASSETS
Current assets:
Cash and cash equivalents		581,281	1,189,620	182,317
Restricted cash		116,441	128,914	19,757
Short-term investments	3	—	300,167	46,003
Accounts receivable, net of allowance of nil and RMB429 as of December 31, 2019 and 2020, respectively		65,247	163,094	24,995
Notes receivable	4	23,587	12,583	1,928
Inventories	5	486,271	766,529	117,476
Prepayments and other current assets	6	208,604	311,797	47,785
Total current assets		1,481,431	2,872,704	440,261
Property and equipment	7	29,836	43,439	6,657
Intangible assets		8,022	6,517	999
Long-term investments	8	140	140	21
Operating lease right-of-use assets	9	87,855	98,628	15,115
Other non-current asset		3,009	5,061	776
Total assets		1,610,293	3,026,489	463,829

LIABILITIES AND EQUITY
Current liabilities including amounts of the consolidated VIE without recourse to the Company (Note 2(b)):
Short-term borrowings	10	95,081	229,250	35,134
Accounts payable		444,334	1,073,352	164,498
Accrued expenses and other current liabilities	11	234,008	327,118	50,133
Total current liabilities		773,423	1,629,720	249,765
Long-term operating lease liabilities	9	57,011	62,388	9,561
Other non-current liabilities		5,936	3,736	573
Total liabilities		836,370	1,695,844	259,899
Commitments and contingencies (Note 21)

MEZZANINE EQUITY
Redeemable non-controlling interests	12	—	924,245	141,647

SHAREHOLDERS' EQUITY
Ordinary shares Class A ($0.00005 par value per share; 800,000,000 shares authorized; 96,588,106 issued; 92,120,024 and 93,353,402 outstanding as of December 31, 2019 and 2020, respectively)	14	30	30	4
Ordinary shares Class B ($0.00005 par value per share; 72,000,000 shares authorized, 72,000,000 shares issued and outstanding as of December 31, 2019 and 2020)	14	25	25	4
Treasury shares (1,485,862 and 1,997,620 shares as of December 31 2019 and 2020, respectively)		(22,991)	(34,972)	(5,360)
Additional paid-in capital		2,606,486	2,669,279	409,085
Accumulated deficit		(1,883,335)	(2,339,868)	(358,600)
Accumulated other comprehensive income		76,441	62,911	9,642
Total shareholders' equity		776,656	357,405	54,775
Non-controlling interest	13	(2,733)	48,995	7,508
Total equity		773,923	406,400	62,283
Total liabilities, mezzanine equity and equity		1,610,293	3,026,489	463,829

The accompanying notes are an integral part of these consolidated financial statements.

111, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands, except for share and per share data)

		Year Ended December 31,
		2018	2019	2020	2020
	Notes	RMB	RMB	RMB	US$
					(Note 2 (ah))
Net revenues	15	1,785,970	3,952,053	8,203,157	1,257,189
Operating costs and expenses:
Cost of products sold		(1,681,700)	(3,786,870)	(7,837,325)	(1,201,123)
Fulfillment expenses		(73,930)	(128,996)	(226,930)	(34,779)
Selling and marketing expenses		(260,040)	(340,562)	(399,610)	(61,243)
General and administrative expenses		(98,759)	(123,501)	(128,226)	(19,651)
Technology expenses		(71,248)	(61,902)	(92,080)	(14,112)
Other operating (expenses) income, net		(668)	(3,735)	7,703	1,181
Total operating costs and expenses		(2,186,345)	(4,445,566)	(8,676,468)	(1,329,727)
Loss from operations		(400,375)	(493,513)	(473,311)	(72,538)
Interest income		4,352	4,802	6,312	967
Interest expense		—	(3,622)	(8,817)	(1,351)
Foreign exchange gain (loss)		2,459	(10,328)	5,547	850
Other income, net		11,531	834	3,161	484
Loss before income taxes		(382,033)	(501,827)	(467,108)	(71,588)
Income tax expense	18	(8)	—	—	—
Net loss		(382,041)	(501,827)	(467,108)	(71,588)
Net loss attributable to non-controlling interest and redeemable non-controlling interest		1,950	2,221	10,575	1,621
Net loss attributable to ordinary shareholders		(380,091)	(499,606)	(456,533)	(69,967)

Other comprehensive income (loss), net of tax of nil
Unrealized gains of available-for-sale securities		8,734	7,335	1,137	174
Realized gains of available-for-sale securities		(10,869)	(9,635)	(970)	(149)
Foreign currency translation adjustments		21,658	11,668	(13,697)	(2,099)
Comprehensive loss		(360,568)	(490,238)	(470,063)	(72,041)

Loss per share:
Basic and diluted	17	(3.82)	(3.05)	(2.77)	(0.42)

Weighted average number of shares used in computation of loss per share:
Basic and diluted	17	99,451,210	163,671,577	164,786,631	164,786,631

The accompanying notes are an integral part of these consolidated financial statements.

111, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

(Amounts in thousands, except for share data)

	Ordinary Shares		Ordinary Shares							Accumulated
	Class A		Class B				Additional			Other	Non-	Total
	Outstanding		Outstanding		Treasury Shares		Paid-in	Subscription	Accumulated	Comprehensive	controlling	(Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	receivables	deficit	Income (Loss)	Interest	Equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2018	72,000,000	25	—	—	—	—	12,121	(2,200)	(1,003,638)	47,550	1,438	(944,704)
Share surrendered for cancellation (Note14)	—	—	—	—	—	—	(2,200)	2,200	—	—	—	—
Share-based compensation	—	—	—	—	—	—	51,359	—	—	—	—	51,359
Re-designation of Class A ordinary shares into Class B ordinary shares (Note 14)	(72,000,000)	(25)	72,000,000	25	—	—	—	—	—	—	—	—
Issuance of ordinary shares upon initial public offering (“IPO”), net of issuance costs of RMB19,134	15,969,110	5	—	—	—	—	694,873	—	—	—	—	694,878
Conversion of preferred shares into Class A ordinary shares upon IPO	75,118,996	24	—	—	—	—	1,784,725	—	—	—	—	1,784,749
Net loss	—	—	—	—	—	—	—	—	(380,091)	—	(1,950)	(382,041)
Unrealized gains of available-for-sales securities, net of tax	—	—	—	—	—	—	—	—	—	8,734	—	8,734
Reclassification of realized gains, net of tax	—	—	—	—	—	—	—	—	—	(10,869)	—	(10,869)
Foreign currency translation, net of tax	—	—	—	—	—	—	—	—	—	21,658	—	21,658
Balance at December 31, 2018	91,088,106	29	72,000,000	25	—	—	2,540,878	—	(1,383,729)	67,073	(512)	1,223,764
Share-based compensation	—	—	—	—	—	—	54,281	—	—	—	—	54,281
Issuance of ordinary shares upon the exercise of stock options and vesting of restricted share units	2,517,780	1	—	—	—	—	11,327	—	—	—	—	11,328
Repurchase of shares	(1,485,862)	—	—	—	1,485,862	(22,991)	—	—	—	—	—	(22,991)
Net loss	—	—	—	—	—	—	—	—	(499,606)	—	(2,221)	(501,827)
Unrealized gains of available-for-sale securities, net of tax	—	—	—	—	—	—	—	—	—	7,335	—	7,335
Reclassification of realized gains, net of tax	—	—	—	—	—	—	—	—	—	(9,635)	—	(9,635)
Foreign currency translation, net of tax	—	—	—	—	—	—	—	—	—	11,668	—	11,668
Balance at December 31, 2019	92,120,024	30	72,000,000	25	1,485,862	(22,991)	2,606,486	—	(1,883,335)	76,441	(2,733)	773,923
Share-based compensation	—	—	—	—	—	—	75,695	—	—	—	—	75,695
Issuance of ordinary shares upon the exercise of stock options and vesting of restricted share units	1,745,136	—	—	—	—	—	6,326	—	—	—	—	6,326
Repurchase of shares	(511,758)	—	—	—	511,758	(11,981)	—	—	—	—	—	(11,981)
Capital contribution from non-controlling shareholders (Note 14)	—	—	—	—	—	—	(19,228)	—	—	—	51,728	32,500
Net loss	—	—	—	—	—	—	—	—	(467,108)	—	—	(467,108)
Less: amount attributable to redeemable non-controlling interest	—	—	—	—	—	—	—	—	10,575	—	—	10,575
Unrealized gains of available-for-sale securities, net of tax	—	—	—	—	—	—	—	—	—	1,137	—	1,137
Reclassification of realized gains, net of tax	—	—	—	—	—	—	—	—	—	(970)	—	(970)
Foreign currency translation, net of tax	—	—	—	—	—	—	—	—	—	(13,697)	—	(13,697)
Balance at December 31, 2020	93,353,402	30	72,000,000	25	1,997,620	(34,972)	2,669,279	—	(2,339,868)	62,911	48,995	406,400

The accompanying notes are an integral part of these consolidated financial statements.

111, INC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year Ended December 31,
	2018	2019	2020	2020
				US$
	RMB	RMB	RMB	(Note 2 (ah))
Operating activities:
Net loss	(382,041)	(501,827)	(467,108)	(71,588)
Adjustments to reconcile net income to net cash used in operating activities:
Share-based compensation	51,359	54,281	75,695	11,601
Depreciation and amortization	11,266	11,668	14,017	2,148
(Gain) loss on disposal of property and equipment	1,110	(5)	162	25
Inventory write-down	—	790	24,216	3,711
Allowance of credit losses	—	—	(645)	(99)
Impairment loss	—	11,000	—	—
Investment Income	(10,869)	(9,635)	(970)	(149)
Noncash lease expense	—	25,394	39,303	6,023
Exchange Gain	—	—	(5,547)	(850)
Changes in operating assets and liabilities:
Accounts receivable	(8,171)	(36,678)	(98,276)	(15,061)
Notes receivable	—	(23,587)	11,004	1,686
Inventories	(66,780)	(276,225)	(304,474)	(46,662)
Prepayments and other current assets	(56,329)	(47,457)	(102,119)	(15,650)
Other non-current assets	(3,376)	367	(2,052)	(314)
Accounts payable	84,118	232,076	629,018	96,401
Accrued expenses and other current liabilities	28,560	74,376	111,284	17,055
Operating lease liabilities	—	(24,721)	(38,085)	(5,837)
Other non-current liabilities	8,135	(2,199)	(2,200)	(337)
Net cash used in operating activities	(343,018)	(512,382)	(116,777)	(17,897)
Investing activities:
Purchases of property and equipment	(14,443)	(20,030)	(25,505)	(3,909)
Purchases of intangible assets	(376)	(4,580)	(289)	(44)
Purchase of short-term investments	(519,187)	(601,000)	(500,000)	(76,628)
Proceeds from sale or maturity of short-term investments	578,359	863,106	200,970	30,800
Proceeds from disposition of property and equipment	101	179	155	24
Net cash provided by (used in) investing activities	44,454	237,675	(324,669)	(49,757)

Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of options	—	11,328	6,326	970
Payment for share repurchase	—	(22,991)	(11,981)	(1,836)
Contribution from redeemable non-controlling interest holders	—	—	934,820	143,267
Contribution from non-controlling interest holders	—	—	32,500	4,981
Proceeds from IPO, net of issuance cost	694,878	—	—	—
Proceeds from short-term bank borrowings	—	150,919	398,766	61,114
Repayment of short-term bank borrowings	—	(55,838)	(264,597)	(40,551)
Proceeds from other financing activities	—	25,569	—	—
Payment for other financing activities	—	—	(25,427)	(3,897)
Proceeds from preferred shareholders	277,819	—	—	—
Net cash provided by financing activities	972,697	108,987	1,070,407	164,048
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	11,947	9,702	(8,149)	(1,249)
Net increase (decrease) in cash and cash equivalents, and restricted cash	686,080	(156,018)	620,812	95,145
Cash and cash equivalents, and restricted cash at the beginning of the year	167,660	853,740	697,722	106,929
Cash and cash equivalents, and restricted cash at the end of the year	853,740	697,722	1,318,534	202,074
Supplemental disclosure of cash flow information:
Interest paid	—	818	10,865	1,665
Income tax paid	8	—	—	—
Supplemental disclosures of non-cash investing and financing activities:
Change in fair value of available-for-sale investments	8,734	7,335	1,137	174
Purchases of property and equipment included in payables	848	1,133	1,771	271

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows:

Cash and cash equivalents	853,740	581,281	1,189,620	182,317
Restricted cash	—	116,441	128,914	19,757
Cash and cash equivalents, and restricted cash	853,740	697,722	1,318,534	202,074

The accompanying notes are an integral part of these consolidated financial statements.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2018, 2019 and 2020
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

111, Inc. (the "Company"), was incorporated under the laws of the Cayman Islands in May 2013. The Company, through its subsidiaries, variable interest entities ("VIEs") and VIE's subsidiaries (collectively, the "Group"), operates an integrated online and offline platform in the healthcare ecosystem in China, whereby the Group is principally engaged in the sales of medical and wellness products through online retail and wholesale pharmacies and offline retail pharmacies, as well as provision of certain value-added services, such as online consultation services and e-prescription services to consumers in the People's Republic of China (the "PRC").

As of December 31, 2020, the Group operates its business mainly through the following subsidiaries:

Name of subsidiaries	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of shareholdings	Principal activities
Yao Wang Corporation Limited ("Yao Wang")	June 4, 2013	Hong Kong	100%	Investment holding
1 Pharmacy Technology (Shanghai) Co., Ltd. (previously known as Yaofang Information Technology (Shanghai) Co., Ltd., "1 Pharmacy Technology")	August 12, 2013	Shanghai	86%	Warehousing, logistics, research and development, and consulting
Guangdong Yihao Pharmacy Co., Ltd. ("Yihao Pharmacy")	March 7, 2003	Guangdong	VIE	Warehousing, logistics and procurement
Guangdong Yihao Pharmaceutical Chain Co., Ltd. ("Yihao Pharmaceutical Chain")	November 1, 2001	Guangdong	VIE	Retail
Shanghai Yaowang E-commerce Co., Ltd. ("Shanghai Yaowang")	January 15, 2013	Shanghai	VIE	Electronic Commerce
Wuhan Central China Drug Trading Co., Ltd. ("Wuhan Huazhong")	August 5, 2015	Wuhan	70%	Software development and information technology support
Chongqing Yihao Pharmacy Co., Ltd.("Chongqing Yihao Pharmacy")	May 18, 2018	Chongqing	1 Pharmacy Technology's subsidiary	Warehousing and logistics
Tianjin Yihao Pharmacy Co., Ltd. ("Tianjin Yihao Pharmacy")	June 20, 2018	Tianjin	1 Pharmacy Technology's subsidiary	Warehousing and logistics
Kunshan Yifang Pharmacy Co., Ltd. ("Kunshan Yifang Pharmacy")	July 30, 2018	Kunshan	VIE's subsidiary	Warehousing and logistics
Hubei Yihao Pharmacy Co., Ltd (“Hubei Yihao Pharmacy”)	Aug 31, 2019	Wuhuan	1 Pharmacy Technology's subsidiary	Warehousing and logistics
Fujian Yaofang Pharmacy Co.,Ltd (“Fujian Yaofang Pharmacy”)	Aug 13, 2019	Fuzhou	1 Pharmacy Technology's subsidiary	Warehousing and logistics
Shanxi Yaofang Pharmacy Co., Ltd (“Shanxi Yaofang Pharmacy”)	Oct 15, 2020	Shanxi	1 Pharmacy Technology's subsidiary	Warehousing and logistics
Liaoning Yaofang Pharmacy Co., Ltd (“Liaoning Yaofang Pharmacy”)	Nov 6, 2020	Liaoning	1 Pharmacy Technology's subsidiary	Warehousing and logistics

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a)   Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America ("US GAAP").

(b)   Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and VIE’s subsidiaries for which the Company is the primary beneficiary. All intercompany transactions, balances and unrealized profit and losses have been eliminated upon consolidation.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(b) Basis of consolidation (Continued)

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

As a foreign-invested company engaged in Internet-based businesses, the Group is subject to significant restrictions under current PRC laws and regulations, specifically the Company and its PRC subsidiary, 1 Pharmacy Technology, are both restricted from holding the licenses that are necessary for the online operation in China. To comply with these restrictions, the Company conducts the online operations principally through Yihao Pharmacy. Yihao Pharmacy holds the licenses necessary to conduct the internet-related operations of 1 Medicine Marketplace and 1 Pharmacy in China.

Since the Company does not have any equity interests in Yihao Pharmacy, in order to exercise effective control over its operations, the Company, through its wholly owned subsidiary, 1 Pharmacy Technology, entered into a series of contractual arrangements with Yihao Pharmacy and its shareholders, pursuant to which the Company is entitled to receive effectively all economic benefits generated from Yihao Pharmacy shareholders' equity interests in it. Details of the key agreements entered into between 1 Pharmacy Technology, Yihao Pharmacy and each of its two individual shareholders nominated by the Founders (“Nominees”) in September 2013 are as follows:

The agreements that provide the Company effective control over the VIE include:

Exclusive Option Agreement: Under the exclusive option agreement, the Nominees granted an irrevocable assets and equity option to 1 Pharmacy Technology, that entitles 1 Pharmacy Technology or its designated entity or individual to acquire all or a portion of the assets owned by Yihao Pharmacy and its subsidiaries and all the equity interests held by nominees in Yihao Pharmacy and its subsidiaries at its sole discretion, at zero price or the lowest price permitted under PRC laws then in effect. The option may be exercised by 1 Pharmacy Technology or its designee. The exclusive option agreement remains effective for the same period as the exclusive support service agreement.

Proxy Agreement: Under the shareholder voting right proxy agreement, the Nominees irrevocably grant any person designated by 1 Pharmacy Technology the power to exercise all voting rights. This Agreement may not be terminated without the consent of 1 Pharmacy Technology, which may unilaterally terminate the agreement, by giving a thirty (30) day prior written notice to the Nominees. The proxy agreement remains in force for the same period as the exclusive support services agreement.

The agreements that transfer economic benefits to the Company include:

Equity Pledge Agreement: Under the equity pledge agreement, all of the equity interest in Yihao Pharmacy were pledged to 1 Pharmacy Technology to guarantee the performance of the obligations of Yihao Pharmacy and Nominees under the exclusive support services agreement, the proxy agreement, the exclusive option agreement, and repayment of all accounts payable to 1 Pharmacy Technology from time to time. If the Nominees or Yihao Pharmacy breach their respective contractual obligations, 1 Pharmacy Technology, as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interests. Pursuant to the equity pledge agreement, the Nominees shall not transfer, assign or otherwise create any new encumbrance on their respective equity interest in Yihao Pharmacy without the prior written consent of 1 Pharmacy Technology. The equity pledge right enjoyed by 1 Pharmacy Technology will expire when the Nominees and Yihao Pharmacy have fully performed their respective contractual obligations, including but not limited to pay services fees to the 1 Pharmacy Technology under the exclusive support services agreement, authorize the 1 Pharmacy Technology to act as its attorney-in fact to exercise shareholders' rights of Nominees under the proxy agreements, grant exclusive option to the 1 Pharmacy Technology or any third party designated by 1 Pharmacy Technology to

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(b) Basis of consolidation (Continued)

purchase all or part of their respective equity interests at the lowest price permitted by law under the exclusive option agreements, and repay all accounts payable to 1 Pharmacy Technology.

Exclusive Support Service Agreement: Pursuant to the exclusive support service agreement, 1 Pharmacy Technology provides Yihao Pharmacy with a series of technical support services and is entitled to receive related fees. This agreement shall be in full force and effective until Yihao Pharmacy's valid operation term as stated on business license expires. During the term of this agreement, 1 Pharmacy Technology shall be the exclusive provider of the services. Yihao Pharmacy shall not seek or accept similar services from other providers without the prior written approval of 1 Pharmacy Technology. The agreement will remain effective for ten years and will be automatically extended for another ten years thereafter, unless 1 Pharmacy Technology terminates the agreement or it is terminated in advance pursuant to other provisions of the agreement such as bankruptcy of one party or one party's failure to perform its obligation for more than six consecutive months due to a force majeure event.

In September 2019, exclusive support services agreements with each of the variable interest entities were amended, pursuant to which, the variable interest entities agree to pay service fees in an amount equivalent to the balance calculated as 3% of quarterly revenue (exclusive of revenue from related parties) of the variable interest entities on a quarterly basis. 1 Pharmacy Technology has the right to delay or waive payment of service fees at its discretion and the service fee level is subject to adjustment at any time upon mutual agreement between 1 Pharmacy Technology and the variable interest entities.

Similar contractual agreements were also entered into by 1 Pharmacy Technology, Yihao Pharmaceutical Chain and Yao Wang, and their respective shareholders in September 2013 and September 2019.

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

The irrevocable power of attorney has conveyed all shareholder rights held by the VIEs' shareholders to 1 Pharmacy Technology, including the right to appoint board members who nominate the general managers of the VIEs to conduct day-to-day management of the VIEs' businesses, and to approve significant transactions of the VIEs. In addition, the exclusive option agreements provide 1 Pharmacy Technology with a substantive kick-out right of the VIEs shareholders through an exclusive option to purchase all or any part of the shareholders' equity interest in the VIEs at zero price or the lowest price permitted under PRC laws then in effect. In addition, through the exclusive support services agreements, the Company established the right to receive benefits from the VIEs that could potentially be significant to the VIEs, and through the equity pledge agreement, the Company has, in substance, an obligation to absorb losses of the VIEs that could potentially be significant to the VIEs.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(b) Basis of consolidation (Continued)

Risks in relation to the VIE structure

The Group believes that the VIE arrangements are in compliance with PRC law and are legally enforceable. However, there are certain risks related to the VIE arrangements, which include but are not limited to the following:

●	If the Group's ownership structure is found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities, including the China Securities Regulatory Commission, would have broad discretion in dealing with such violation, including levying fines, confiscating its income or the income of 1 Pharmacy Technology, revoking the business licenses or operating licenses of 1 Pharmacy Technology, shutting down the Group's servers or blocking the Group's websites, discontinuing or placing restrictions or onerous conditions on the Group's operations, requiring the Group to undergo a costly and disruptive restructuring, restricting or prohibiting the Group's use of various funding to finance its business and operations in China, and taking other regulatory or enforcement actions that could be harmful to the Group's business;
●	The Group relies on contractual arrangements with the VIEs and their equity holders for a majority of its PRC operations, which may not be as effective as direct ownership in providing operational control;
●	The Group may have to incur significant cost to enforce, or may not be able to effectively enforce, the contractual arrangements with the VIEs and their equity holders in the event of a breach or non-compliance by the VIEs or their equity holders;
●	Under the contractual arrangements with the VIEs and their shareholders, (a) the Company may replace any such individual as a shareholder of the VIEs at the Company's discretion, and (b) each of two individuals has executed a power of attorney to appoint 1 Pharmacy Technology or its designated third party to vote on their behalf and exercise shareholder rights of the VIE. However, the Company cannot assure that these individuals will act in the best interests of the Company should any conflicts of interest arise, or that any conflicts of interest will be resolved in the Company's favor. These individuals may breach or cause the VIE to breach the existing contractual arrangements. If the Company cannot resolve any conflicts of interest or disputes between the Company and any of these individuals, the Company would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to its operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(b) Basis of consolidation (Continued)

The following amounts and balances of the VIEs were included in the Group’s consolidated financial statements after the elimination of intercompany balances and transactions:

	As of December 31,
	2019	2020
Current Assets:
Cash and cash equivalents	40,964	73,838
Restricted cash	12,631	57,638
Accounts receivable, net	60,173	143,210
Notes receivable, net	23,274	5,496
Inventories	389,195	298,020
Prepayments and other current assets	171,318	246,264
Total current assets	697,555	824,466
Property and equipment	15,599	10,168
Intangible assets, net	774	920
Long-term investments	140	140
Operating lease right-of-use assets	67,103	52,439
Other non-current assets	2,078	2,367
Total assets	783,249	890,500

Current Liabilities:
Short-term borrowings	(65,081)	—
Accounts payable	(394,242)	(667,032)
Accrued expenses and other current liabilities	(149,111)	(58,975)
Total current liabilities	(608,434)	(726,007)
Long-term operating lease liabilities	(47,750)	(33,843)
Total liabilities	(656,184)	(759,850)

	Year Ended December 31,
	2018	2019	2020
Net revenues	1,785,757	3,302,818	4,523,586
Total cost and expenses	(1,809,656)	(3,383,187)	(4,565,505)
Net loss	(23,899)	(80,369)	(41,919)

	Year Ended December 31,
	2018	2019	2020
Net cash used in operating activities	(112,425)	(263,750)	(194,149)
Net cash used in investing activities	(7,308)	(4,684)	(4,180)
Net cash provided by (used in) financing activities	—	87,892	(64,963)

The VIEs contributed approximately 99%, 84% and 55%of the Group’s consolidated revenues for each of the years ended December 31, 2018, 2019 and 2020. As of December 31, 2019 and 2020, the VIEs accounted for an aggregate of approximately 49% and 29%, respectively, of the consolidated total assets, and approximately 78% and 45%, respectively, of the consolidated total liabilities.

Since September 2013, 1 Pharmacy Technology started paying advertising fees and marketing fees to external suppliers for the VIEs and recharges all or portion of these expenses to the VIEs at cost given that VIEs are in a loss position. The advertising fees and marketing fees charged by 1 Pharmacy Technology were RMB 79,742, RMB 126,831 and RMB 206,083 for the years ended December 31, 2018, 2019 and 2020, respectively.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(b) Basis of consolidation (Continued)

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

The Group believes that there are no assets held in the consolidated VIE that can be used only to settle obligations of the VIEs, except for registered capital and the PRC statutory reserves. As the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIE.

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserve and their share capital, to the Company in the form of loans and advances or cash dividends.

(c)   Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the period. Areas where management uses subjective judgment include estimating inventory write-down, allowance of credit losses, the useful lives of long-lived assets, impairment of long-term investments and long-lived assets, assumptions used in valuation of share-based compensation, recoverability of deferred tax assets, sales return and the fair value of the financial instruments. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

(d)   Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased.

(e)   Restricted cash

Restricted cash mainly represents the Group's deposits to the banks as a form of security with respect to the Group's debt. The cash held as deposits in the bank are not available to fund the general operating purposes of the Group.

(f)   Short-term investments

Available-for-sale financial securities include debt securities and are measured at fair value. Investments classified as available-for-sale debt securities are reported at fair value with unrealized gains or losses, if any, recorded in accumulated other comprehensive income (loss) in the consolidated statements of changes in shareholders’ (deficit) equity. Debt securities in this category are wealth management products with expected return rate. These wealth management products are issued by a commercial bank in China.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(f)   Short-term investments (Continued)

On January 1, 2020, the Group adopted Accounting Standards Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASC 326") using the modified retrospective transition method. Available-for-sale debt securities are impaired if their fair value is below their amortized cost basis. Impairment shall be assessed at the individual security level. The Group does not combine separate contracts for purposes of determining whether an available-for-sale debt security is impaired or can contractually be prepaid or otherwise settled in such a way that the Group would not recover substantially all of its cost. The Group analyzes the impairment of its available-for-sale debt securities by considering factors including, but not limited to, its ability and intent to hold the individual security, and whether a decline in fair value of the Group’s available-for-sale debt securities is due to any credit related factors. If the Group determines that an impairment of an available-for-sale debt security is due to any credit related factors, losses related to a credit impairment will be recorded as an allowance for credit losses with an offsetting entry to net income, and the portion of losses related to a non-credit factors will be recorded in Other Comprehensive Income (“OCI”). If the Group determines that an impairment of the available-for-sale debt security is not related to any credit related factors, no allowance for credit loss expense is recorded, and the non-credit impairment loss will be recorded in OCI.

For periods prior to the adoption of ASC 326, the assessment of impairment of short-term investments was based on whether the decline in fair value is other-than-temporary. The Group assessed its available-for-sale debt securities for other-than-temporary impairment by considering factors including, but not limited to, its ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair values. If the Group determined a decline in fair value is other-than-temporary, the cost basis of the individual security was written down to fair value as a new cost basis and the amount of the write-down was accounted for as a realized loss charged in the consolidated statement of income and comprehensive income. The fair values of the investments would not be adjusted for subsequent recoveries in fair values.

As of December 31, 2019 and 2020, the fair value of the Group’s available-for-sale debt securities is equal to their amortized cost amounting to nil and RMB 300,167, respectively. The Group did not identify any factors that are indicative of impairment with respect to its available-for-sale debt securities.

(g)   Accounts receivable, net

Accounts receivable mainly consists of amount due from the Group's customers, which is recorded net of allowance for credit losses.

On January 1, 2020, the Group adopted Accounting Standards Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments using the modified retrospective transition method. ASC 326 replaces the existing incurred loss impairment model with a forward-looking current expected credit loss ("CECL") methodology, which results in more timely recognition of credit losses. The Group has developed a CECL model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The cumulative effect from the adoption as of January 1, 2020 was immaterial to the consolidated financial statements.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(g)   Accounts receivable, net (Continued)

For periods prior to the adoption of ASC 326, the accounts receivable balance reflects invoiced revenue and is presented net of an allowance for doubtful accounts. The Group established an allowance for doubtful accounts primarily based on the age of the receivables and factors surrounding the credit risk of specific customers.

Total allowance for
credit losses
Balance at December 31, 2018	—
Provision for doubtful accounts	—
Write-Offs	—

Balance at December 31, 2019	—
Credit loss expense	429
Write-Offs	—

Balance at December 31, 2020	429

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

(i)   Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment. The renovations, betterments and interest cost incurred during construction are capitalized. Property and equipment are depreciated at their costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Leasehold improvements	Shorter of the lease term or their estimated useful lives
Furniture, fixtures and equipment	3-5 years
Electronic equipment	3-5 years
Vehicles	4-10 years

Construction in progress represents leasehold improvements under construction or being installed and is stated at cost. Cost comprises original cost of property and equipment, installation, construction and other direct costs. Construction in progress is transferred to leasehold improvements and depreciation commences when the asset is ready for its intended use.

Expenditures for repairs and maintenance are expensed as incurred. Gain or loss on disposal of property and equipment, if any, is recognized in the consolidated statements of comprehensive loss as the difference between the net sales proceeds and the carrying amount of the underlying asset. There was no interest cost capitalized during the years ended December 31, 2018, 2019 and 2020.

(j)   Intangible assets

Intangible assets mainly consist of externally purchased software and licenses. Software are amortized over an estimated useful life of ten years on a straight-line basis. Licenses are amortized over the remaining estimated useful life on a straight-line basis.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(k)   Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. For the years ended December 31, 2018, 2019 and 2020, there was no impairment recognized for the Group's long-lived assets.

(l)   Long-term investments

The Group measures its equity securities without a readily determinable fair value at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

These investments are measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect. An impairment loss is recognized in the consolidated statements of comprehensive loss equal to the amount by which the carrying value exceeds the fair value of the investment.

(m)   Revenue recognition

The Group follows five steps for its revenue recognition under ASC 606:

●	Step 1: Identify the contract (s) with a customer
●	Step 2: Identify the performance obligations in the contract
●	Step 3: Determine the transaction price
●	Step 4: Allocate the transaction price to the performance obligations in the contract
●	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Group’s revenue is reported net of discount, value added tax and related surcharges. The primary sources of the Group’s revenues are as follows:

Product Revenues

The Group recognizes revenues from the sale of medicines, healthcare products and other wellness merchandise through its online platforms, including its internet website 1 Medicine Marketplace, cellular phone application, other online channels and its offline pharmacies mainly to individual consumers (the "B2C Business"). The Group also generates revenues from the sale of medicines to its pharmacy customers mainly through the online platform 1 Pharmacy (the "B2B Business"). In 2020, revenue generated from the corporate customers (mainly E-channel customers) who place orders through 1 Medicine Marketplace platform were reclassified to B2B business given the nature of the business (see Note 2(ad)) and therefore the classification in prior periods has been revised to conform to the current year presentation .

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(m)   Revenue recognition (Continued)

Under both B2C Business and B2B Business, revenues from product sales are recognized at the point in time when the delivery is made and when title and risk of loss transfers to the consumers and pharmacy customers. Revenues are measured as the amount of consideration the Group expects to receive in exchange for transferring products to consumers and pharmacy customers ("transaction price"). To the extent that the transaction price includes variable consideration, the Group estimates the amount of variable consideration that should be included in the transaction price utilizing the most likely amount method. Variable consideration is included in the transaction price if, in the Group’s judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. The Group provides the right of return in circumstances when there is packing or delivery damage or other quality problems identified within 30 days which is considered to be a form of variable consideration. The Group estimates sales returns based on historical experience and based on such, the amount of sales returns accrual was insignificant as of December 31, 2019 and 2020.

The Group voluntarily provides discount coupons through its websites during its marketing activities. These coupons are not related to prior purchases, and can only be utilized in conjunction with subsequent purchases on the Group’s platforms. The coupons are recorded as a reduction of revenue at the time of use.

Under both B2B and B2C Businesses the Group utilizes delivery service providers to deliver products to its consumers and pharmacy customers ("shipping activities") but the delivery service is not considered as a separate obligation as the shipping activities are performed before the consumers and pharmacy customers obtain control of the products. Therefore, shipping activities are not considered a separate promised service to the consumers and pharmacy customers, but rather are activities to fulfill the Group’s promise to transfer the products and are recorded as fulfillment expenses.

Product revenues are recorded net of surcharges and value added tax ("VAT") ranging from 0% to 13% for different kinds of products based on the sales amount. Surcharges are sales related taxes representing the City Maintenance and Construction Tax and Education Surtax. The Group records revenues on a gross basis because the Group controls the products before they are transferred to the consumers and pharmacy customers determined on the basis that: (1) the Group is primarily responsible for fulfilling its promise to deliver the specified products to consumers and pharmacy customers; (2) the Group has inventory risk before the specified products are transferred to a consumers and pharmacy customers or after transfer of control to the consumers and pharmacy customers, and (3) the Group has discretion in establishing the price for the specified products.

Contract Assets and Liabilities

Contract assets include unbilled receivables, which were recorded in accounts receivable and not material as of December 31, 2019 and 2020.

Contract liabilities consist of advanced payments, which were recorded in accrued expenses and other current liabilities and not material as of December 31, 2019 and 2020.

Service revenues

Service revenues primarily consist of fees charged to third-party marketplace sellers for whom the Group acts as an agent to facilitate the marketplace sellers' online sales of their products through the online platforms 1 Medicine Marketplace and 1 Pharmacy, which is referred to as marketplace service ("MP") revenue. The Group has determined it is not the principal in the arrangement as it is not responsible to fulfill the order for the specified products, it does not bear the inventory risk for the products, nor does it have the ability to establish prices. The Group charges the marketplace sellers commission fees equal to an agreed percentage of the sales price of the product when a sale is completed and also charges market place sellers an annual non-refundable up-front fee for platform usage. The promise to the customer, which is the marketplace seller, is to arrange for the sale which is considered as one performance obligation. Therefore, the Group recognizes the up-front fee and commission at the point in time when the sale is completed.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(n)   Cost of products sold

Cost of products sold consists of the purchase price of products and inbound shipping charges. The Group periodically receives rebates from certain vendors in the form of cash or credits that the Group can apply against trade amounts owed to vendors pursuant to a binding arrangement only if the Group completes a specified cumulative level of purchases within a specified time period. The rebates do not represent a payment for assets or services delivered to the vendor or a reimbursement of costs incurred by the Group to sell vendors’ products. The Group accounts for the rebates received from its vendors as a reduction to the price the Group pays for the products purchased and therefore records such amounts as a reduction of cost of products sold and inventory when recognized in the consolidated financial statements. Rebates are earned based on reaching minimum purchase thresholds within a specified period, typically on a fiscal quarterly or annual basis. Cost of products does not include other direct costs related to cost of product sales such as shipping and handling expense, payroll and benefits of logistics staff, logistics centers rental expenses and depreciation expenses. Therefore, the Group’s cost of products sold may not be comparable to other companies which include such expenses in their cost of products.

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

Advertising expenses are charged to the statements of comprehensive loss in the period incurred. The amounts of advertising expenses incurred were RMB30,221, RMB30,447 and RMB37,577 for the years ended December 31, 2018, 2019 and 2020, respectively.

(q)   Technology expenses

Technology expenses primarily consist of technology infrastructure expenses, payroll, bonus and benefits of the employees in technology and system department as well as costs associated with the computer, storage and telecommunications infrastructure for internal use and enhancement to the Group's websites and platform applications.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(s)   Government grants

Government grants represent rewards provided by the relevant PRC government authorities to the Group for tax refunds and support for investment in certain local districts, which are typically granted based on the amount of investments the Group made as well as income generated by the Group in such districts. Such subsidies allow the Group full discretion to utilize the funds and are used by the Group for general corporate purposes. Normally, the Group does not receive written confirmation from local governments indicating the approval of the cash subsidy before cash is received, and therefore cash subsidies are recognized when received and when all the conditions for their receipts have been satisfied. Government grants recognized were RMB2,166, RMB358 and RMB 5,036 for the years ended December 31, 2018, 2019 and 2020, respectively, which were recorded in other operating income (expenses), net.

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

(u)   Value added taxes

The Group’s PRC subsidiaries are subject to VAT at rates ranged from 0% to 13% on proceeds received from customers, and are entitled to a deduction for VAT already paid or borne on the products purchased by them. The VAT balance is recorded in other current assets or other current liabilities on the consolidated balance sheets.

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

(w)   Foreign currency translation

The reporting currency of the Group is the Renminbi ("RMB"). The functional currency of the Company and Yao Wang is the United States dollar ("US dollar"). The functional currency of all the other significant subsidiaries and the variable interest entities is RMB. The determination of the respective functional currency is based on the criteria of Accounting Standard Codification ("ASC") 830, Foreign Currency Matters.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(w)   Foreign currency translation (Continued)

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

Concentration of customers

There were no customers individually representing 10% or more of revenues for the years ended December 31, 2018, 2019 and 2020.

The following customer accounted for 10% or more of balances of accounts receivable as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
Accounts receivable:
A	18.8%	*

* Less than 10%.

Concentration of suppliers

The following supplier accounted for 10% or more of purchases for the years ended December 31, 2018, 2019 and 2020:

	Year Ended December 31,
	2018	2019	2020
Product purchases:
A	13.9%	*	*
B	12.7%	*	*

* Less than 10%.

There were no suppliers accounted for 10% or more of balances of accounts payable as of December 31, 2019 and 2020.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(y)   Foreign currency risk

Renminbi ("RMB") is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregated amounts of RMB 336,583 and RMB 1,071,366, which were denominated in RMB, as of December 31, 2019 and 2020, respectively.

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

The estimated fair value of the Group's financial instruments of which the inputs used to value are classified as Level 2 and are not reported at fair value, including cash and cash equivalents, restricted cash, short term investments, accounts receivable, other current assets, accounts payable, other current liabilities, approximates their carrying value due to their short-term nature.

As of December 31, 2020, information about inputs into the fair value measurement of the Group's assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

Fair Value Measurements at Reporting Date Using
		Quoted Prices		Significant
	Fair Value	in Active Markets	Significant Other	Unobservable
	as of	for Identical	Observable	Inputs
	December 31, 2020	Assets (Level 1)	Inputs (Level 2)	(Level 3)

Wealth management products	300,167	—	300,167	—

The fair values of wealth management products are the suggested redemption price provided by the investment bank that sells such financial products. There are observable and market-based inputs but not quoted prices in active markets for identical assets. The total gain recognized for change in fair values of wealth management products is RMB 167 for the year ended December 31, 2020.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(z)   Fair value (Continued)

Since January 1, 2018, the Group adopted the ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10). Under the new guidance, entities no longer use the cost method of accounting as it was applied before and the new guidance requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. However, a company can elect to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer (the "measurement alternative"). After management's assessment of each of the equity investments described in Note 8, management concluded that investments do not have readily determinable fair values, and elects the measurement alternative. Certain non-financial assets are measured at fair value on a nonrecurring basis, including property, plant, and equipment, right-of-use assets, and intangible assets. They are recorded at fair value only when impairment is recognized by applying unobservable inputs such as forecasted financial performance, discount rate, and other significant assumptions to the discounted cash flow valuation methodology. For the years ended December 31, 2018, 2019 and 2020, there was no impairment recognized for non-financial assets.

(aa)   Share-based compensation

Awards Granted to Employees

The Group grants share options and restricted share units of the Company and its subsidiary to eligible employees and accounts for these share based awards in accordance with ASC 718 Compensation-Stock Compensation.

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

Prior to the IPO of the Company on September 12, 2018, the fair value of the stock options granted to employees is determined with the assistance of an independent third party valuation firm. The Black Scholes option pricing model was applied in determining the estimated fair value of the options granted to employees.

After the IPO of the Company, in determining the fair value of the share options and Ordinary Share Units, the closing market price of the underlying shares on the grant date is applied.

The Group estimates the Company's subsidiary's enterprise value for purposes of recording share-based compensation, and the information considered by the Company mainly include but are not limited to the pricing of recent rounds of financing, future cash flow forecasts, discount rates, and liquidity factors.

The compensation expense for the awards with performance conditions is based upon the Group's judgement of likely future performance and may be adjusted in future periods depending on actual performance.

Awards Granted to Non-Employees

Prior to the adoption of Accounting Standard Update 2018-07 Compensation - Stock Compensation (Topic 718), Improvements to Nonemployee Share-Based Payment Accounting on January 1, 2019, the Group has accounted for equity instruments issued to non-employees in accordance with the provisions of ASC 505, Equity-based payments to nonemployees. All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. As there is no performance commitment associated with the equity instrument issued to non-employees, the Group remeasures the awards using the then-current

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(aa)   Share-based compensation (Continued)

fair value at each reporting date until the measurement date, generally when the services are completed and awards are vested, and attributes the changes in those fair values over the service period by straight-line method.

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

(ab) Treasury shares

Treasury shares represent shares repurchased by the Company that are no longer outstanding and are held by the Company. Treasury shares are accounted for under the cost method. As of December 31, 2020, under the repurchase plan, the Company had repurchased an aggregate of 1,997,620 ordinary shares on the open market for total cash consideration of RMB 34,972. The repurchased shares are presented as "treasury shares" in shareholders' equity on the Group's consolidated balance sheets.

(ac) Earnings (loss) per share

Basic earnings (loss) per ordinary share is computed by dividing net income (loss) attributable to ordinary shareholders by weighted average number of ordinary shares outstanding during the period.

Diluted earnings (loss) per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Group has stock options and restricted share units, which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted income per share, the effect of the stock options and restricted share units is computed using the treasury stock method. Ordinary share equivalents are excluded from the computation of the diluted earnings (loss) per share in years when their effect would be anti-dilutive.

In September 2018, the Company’s shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which the Company’s authorized share capital were reclassified and redesigned into Class A ordinary shares and Class B ordinary shares (Note 14). Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right, as such, this dual class share structure has no impacts to the earnings per share calculation. Basic earnings per share and diluted earnings per share are the same for each Class A ordinary shares and Class B ordinary shares.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(ad) Segment reporting

In accordance with ASC 280, Segment Reporting, the Group's chief operating decision maker (the "CODM") has been identified as the Co-Chairmen and Chief Executive Officer, who review the segment information when making decisions about allocating resources and assessing performance of the Group. The Group reorganized its operations into two segments: B2C segment and B2B segment in 2020, consistent with the change of the manner in which the CODM manages the business. As a result, segment information for all prior periods have been revised to conform to the current year presentation whereby the B2C business represents revenue generated from individual consumers while B2B business represents revenue generated from corporate customers. There are no internal revenue transactions between the reportable segments. The Group does not distinguish expenses between segments in its internal reporting, and reports expenses by nature as a whole. Furthermore, the Group's CODM is not provided with asset information by segment. As such, no asset information by segment is presented. The following tables summarize the Group's product revenues and segment profit (loss) generated by its segments.

	Year Ended December 31,
	2018	2019	2020
B2C segment
Product revenues	709,585	636,430	666,223
Service revenues	13,512	17,818	25,043
Cost of products sold*	(628,590)	(535,577)	(551,998)
Segment profit for B2C Business	94,507	118,671	139,268

B2B segment
Product revenues	1,061,559	3,293,268	7,490,449
Service revenues	1,314	4,537	21,442
Cost of products sold*	(1,053,110)	(3,251,293)	(7,285,327)
Segment profit for B2B Business	9,763	46,512	226,564

Total segment profit	104,270	165,183	365,832

* For segment reporting purpose, purchase rebate is allocated to B2C segment and B2B segment primarily based on the amount of cost of products sold for each segment. Cost of products sold does not include other direct costs related to cost of product sales such as shipping and handling expense, payroll and benefits of logistic staff, logistic centers rental expenses and depreciation expenses, which are recorded in the fulfillment expenses.

As the Group operates in the PRC and all of the Group’s long-lived assets are located in the PRC, no geographical segments are presented.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(ad) Segment reporting (Continued)

The following is a reconciliation of the reportable segments’ measures of profit or loss to the Group’s consolidated loss before income taxes:

	Year Ended December 31,
	2018	2019	2020

Total profit for reportable segments	104,270	165,183	365,832
Unallocated amounts:
Fulfillment expenses	(73,930)	(128,996)	(226,930)
Selling and marketing expenses	(260,040)	(340,562)	(399,610)
General and administrative expenses	(98,759)	(123,501)	(128,226)
Technology expenses	(71,248)	(61,902)	(92,080)
Other operating income (expenses), net	(668)	(3,735)	7,703
Interest income	4,352	4,802	6,312
Interest expense	—	(3,622)	(8,817)
Foreign exchange gain (loss)	2,459	(10,328)	5,547
Other income, net	11,531	834	3,161
Loss before income tax	(382,033)	(501,827)	(467,108)

Revenues from different product groups and services are as follows:

	Year Ended December 31,
	2018	2019	2020
Product Revenues	1,771,144	3,929,698	8,156,672
Drugs	1,490,834	3,595,419	7,398,433
Nutritional supplements	190,425	245,644	559,239
Contact lenses.	47,295	18,110	3,420
Medical supplies and devices	26,563	50,178	149,051
Other products.	16,027	20,347	46,529
Service Revenues	14,826	22,355	46,485
MP Service	12,490	17,239	30,533
Other Services	2,336	5,116	15,952
Total	1,785,970	3,952,053	8,203,157

(ae) Leases

Before January 1, 2019, the Group applied the ASC Topic 840, Leases, under which each lease is classified at the inception date as either a capital lease or an operating lease. All the Group’s leases were classified as operating lease under ASC Topic 840. The Group’s reporting for periods prior to January 1, 2019 continued to be reported in accordance with Leases (Topic 840).

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(ae) Leases (Continued)

At the commencement date of a lease, the Group recognizes a lease liability for future fixed lease payments and a right-of-use ("ROU") asset representing the right to use the underlying asset during the lease term. The lease liability is initially measured as the present value of the future fixed lease payments that will be made over the lease term. The lease term includes lessee options to extend the lease and periods occurring after a lessee early termination option, only to the extent it is reasonably certain that the Group will exercise such extension options and not exercise such early termination options, respectively. The future fixed lease payments are discounted using the rate implicit in the lease, if available, or the incremental borrowing rate ("IBR"). The Group's IBR is estimated to approximate the interest rate on similar terms and payments and in economic environments where the leased asset is located. Upon adoption of ASU 2016-02, the Group elected to use the remaining lease term as of January 1, 2019 in the Group's estimation of the applicable discount rate for leases that were in place at adoption. For the initial measurement of the lease liability for leases commencing after January 1, 2019, the Group used the discount rate as of the commencement date of the lease, incorporating the entire lease term. Additionally, the Group elected not to recognize leases with lease terms of 12 months or less at the commencement date in the consolidated balance sheets. Current maturities and long-term portions of operating lease liabilities are classified as accrued expenses and other current liabilities and long-term operating lease liabilities, respectively, in the consolidated balance sheets.

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

(af) Non-controlling interests

For the Company's consolidated subsidiaries and VIEs, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of the Group's consolidated balance sheets and have been separately disclosed in the Group's consolidated statements of operations and comprehensive income/(loss) to distinguish the interests from that of the Company.

(ag) Recently issued accounting pronouncements

New Accounting Pronouncements Recently Adopted

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326)”, which has been subsequently updated by ASU 2019-04, 2019-05, 2019-10, 2019-11 and 2020-03. The amendments change the impairment model for most financial assets, and will require the use of an “expected loss” model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. The Group adopted this standard effective January 1, 2020 using the modified-retrospective approach, which no cumulative-effect adjustments were made.

In August 2018, the FASB issued ASU 2018-13 “Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”. This guidance removes certain disclosure requirements related to the fair value hierarchy, modifies existing disclosure requirements related to measurement uncertainty and adds new disclosure requirements. The new disclosure requirements include disclosing the changes in unrealized gains and losses for the period included in

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(ag) Recently issued accounting pronouncements (Continued)

other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. Certain disclosures required by this guidance must be applied on a retrospective basis and others on a prospective basis. The guidance will be effective for fiscal years beginning after December 15, 2019, although early adoption is permitted. The adoption of this standard did not have a material impact on the disclosures.

New Accounting Pronouncements Not Yet Adopted

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This update simplifies the accounting for income taxes as part of the FASB's overall initiative to reduce complexity in accounting standards. The amendments include removal of certain exceptions to the general principles of ASC 740, Income taxes, and simplification in several other areas such as accounting for a franchise tax (or similar tax) that is partially based on income. The update is effective in fiscal years beginning after December 15, 2020, and interim periods therein, and early adoption is permitted. Certain amendments in this update should be applied retrospectively or modified retrospectively, all other amendments should be applied prospectively. The Group does not expect the adoption of this new standard to have any material impact on its consolidated financial statements.

(ah) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss, and consolidated statements of cash flows from RMB into US dollar as of and for the year ended December 31, 2020 are solely for the convenience of the readers and were calculated at the rate of 6.5250, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US dollar at that rate on December 31, 2020, or at any other rate.

3. SHORT-TERM INVESTMENTS

Short-term investments as of December 31, 2019 and 2020 were as follows:

	As of December 31,
	2019	2020
Wealth Management Products	—	300,167

The Group classifies the wealth management products as "available-for-sale" debt securities which are recorded at fair value. For the years ended December 31, 2018, 2019 and 2020, the Group recorded RMB8,734, RMB 7,335 and RMB 1,137 of changes in fair value of these available-for-sale debt securities, net of tax, in other comprehensive income (loss), respectively, and RMB10,869, RMB 9,635 and RMB 970 of realized gains transferred from other comprehensive income to other income when the security was sold. The amortized cost of the available-for-sale debt securities approximate their fair value. No impairment charges were recorded for the years ended December 31, 2018, 2019, respectively, and no credit loss was recognized for the year ended December 31, 2020.

4. NOTES RECEIVABLE

As of December 31, 2019 and 2020, the total note receivable balance was RMB 23,587 and RMB12,583 and among which RMB 14,264 and RMB5,969 were pledged as collateral for short-term borrowings and notes payable. No credit loss was recognized for the year ended December 31, 2019 and 2020.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

5. INVENTORIES

Inventories as of December 31, 2019 and 2020 were as follows:

	As of December 31,
	2019	2020
Products	486,271	766,529

In 2019 and 2020, inventories were written down by RMB790 and RMB24,216, respectively, to reflect the lower of cost and net realizable value.

6. PREPAYMENT AND OTHER CURRENT ASSETS

Prepayment and other current assets, as of December 31, 2019 and 2020 were as follows:

	As of December 31,
	2019	2020
Value added tax recoverable	112,362	149,343
Rebate receivable from suppliers	57,749	114,723
Deposits (Note)	8,831	25,600
Advance to suppliers	14,807	9,891
Prepaid IT & Insurance expense	7,249	8,117
Others	7,606	4,123
Total	208,604	311,797

Note: Deposits consist of amounts paid to certain vendors for purchasing, advertising and rentals to be utilized within one year.

7. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	As of December 31,
	2019	2020
Cost:
Leasehold improvements	42,858	55,941
Electronic equipment	22,373	25,857
Furniture, fixtures and equipment	15,426	21,334
Vehicles	898	943
	81,555	104,075
Less: Accumulated depreciation	(51,719)	(60,636)
	29,836	43,439
Construction in progress	—	—
Property and equipment, net	29,836	43,439

Depreciation expense was RMB10,643, RMB10,607 and RMB12,223 for the years ended December 31, 2018, 2019 and 2020, respectively.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

8. LONG-TERM INVESTMENTS

Long-term investments as of December 31, 2019 and 2020 were as follows:

	As of December 31,
	2019	2020
Equity securities without a readily determinable fair value:
Xixi	—	—
Longyan Huiyuan	140	140
Total	140	140

In June 2015, the Group purchased 5.21% equity interest in Shanghai Xixi Maternal and Baby Care Service Co., Ltd. ("Xixi") at the consideration of RMB11,000 and fully impaired this investment in 2019. In September 2017, the Group purchased 1% equity interest in Longyan Huiyuan Pharmacy Co., Ltd. ("Longyan Huiyuan") at the consideration of RMB140. The Group elects to measure these investments at fair value or at cost, less impairment. Nil, RMB 11,000 and nil impairment was recorded for the Group's long-term investments for the years ended December 31, 2018, 2019 and 2020.

9. LEASES

The Group has operating leases for offices and warehouses. The Group recognized ROU assets of RMB 87,855 and RMB 98,628, and corresponding current liabilities of RMB 31,099 and RMB 37,713 in accrued expense and other current liabilities, and long-term operating lease liabilities of RMB 57,011 and RMB 62,388, as of December 31, 2019 and 2020.

Lease expenses were RMB 27,089, RMB 29,715 and RMB 41,936 for the year ended December 31, 2018, 2019 and 2020. The maturities of lease liabilities in accordance with Leases (Topic 842) in each of the next five years and thereafter as of December 31, 2019 and 2020 were as follows:

	As of December 31,
Year Ending December 31,	2019	2020
2020	34,948	—
2021	24,091	41,893
2022	15,668	32,006
2023	10,807	15,602
2024	7,208	11,507
2025	3,767	7,857
Thereafter	525	616
Total lease payment	97,014	109,481
Less: imputed interest	(8,984)	(9,380)
Present value of minimum operating lease payments	88,030	100,101

Cash paid for amounts included in the measurement of operating lease liabilities for the year ended 31 December, 2019 and 2020 were RMB 29,042 and RMB 40,792. Right-of-use assets obtained in exchange for the operating lease liabilities in non-cash transactions for the year ended 31 December, 2019 and 2020 were RMB 50,841 and RMB 50,076.

Weighted-average remaining lease terms and discount rates are as follows:

	As of December 31,
	2019	2020
Weighted-average remaining lease term	3.5years	3.2years
Weighted-average discount rate	5.6%	5.0%

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

10. SHORT-TERM BORROWINGS

Short-term borrowings were RMB 95,081 and RMB 229,250 as of December 31, 2019 and 2020, respectively, which consisted of borrowings from financial institutions. All of these borrowings were repayable within one year. As of December 31, 2020, the Group had an undrawn balance of RMB 700,150 under the credit facilities agreement. All of these borrowings were unsecured and accrue interest at an average annual interest rate of 5.32%

In December 2018, certain subsidiaries of the Group entered into a revolving credit facility with China Zheshang Bank (CZB) that allows the Group to borrow up to RMB 500,000 for working capital purpose which will expire in two years. In December 2020, the Group renewed the credit agreement that allowed the Group to borrow up to RMB 500,000 for working capital purpose which will expire in two years. Any draw down on the credit facility will mature within 6 months. Cash deposits or notes receivable are required to be pledged for any draw down. During the year ended December 31, 2019 and 2020, RMB112,334 and nil were drawn down and RMB 47,253 and RMB 65,081 were repaid with the balance of RMB65,081 and nil outstanding as of December 31, 2019 and 2020, respectively. As of December 31, 2019 and 2020, RMB116,441 and nil restricted cash deposits and RMB14,264 and nil notes receivable were pledged to the bank. The interest rate for the borrowings in 2019 and 2020 was approximately 4.35 % per annum.

In September 2019, 1 Pharmacy Technology entered into a credit agreement with China Merchant Bank (CMB) which provides a revolving credit facility that allows 1 Pharmacy Technology to borrow up to RMB 100,000 for working capital purpose in one year. In September 2020, Yao Fang renewed the credit agreement that allowed Yao Fang to borrow up to RMB 300,000 for working capital purpose in one year. Any draw down on the credit facility will be charged with interest at six-month loan prime rate published by People's Bank of China. The borrowings were guaranteed by Yihao Pharmacy. During the year ended December 31, 2019 and 2020, RMB 38,585 and RMB 229,666 were drawn on this credit facility and RMB8,585 and RMB159,666 were repaid, with the balance of RMB 30,000 and RMB 100,000 outstanding as of December 31, 2019 and 2020, respectively. The interest rate range for the borrowings in 2019 and 2020 were from 4.15% to 4.35 % per annum.

In June 2020, 1 Pharmacy Technology entered into a credit agreement with Industrial Bank (IB) which provides a revolving credit facility that allows 1 Pharmacy Technology to borrow up to RMB 100,000 for working capital purpose in one year. Any draw down on the credit facility will be charged with interest at one-year loan prime rate published by People's Bank of China minus 0.35%. The borrowings were guaranteed by Yihao Pharmacy. During the year ended December 31, 2020, RMB 9,850 was drawn on this credit facility and nil were repaid, with the balance of RMB 9,850 outstanding as of December 31, 2020.

In May 2020, the Group obtained new loan of RMB 40,000 from Shanghai Pudong Technology Financial Service Co., Ltd. with annual interest rate of 8.5%. The borrowing was guaranteed by Guangdong Yihao Pharmacy Co., Ltd.. No repayment was incurred during year 2020 and its balance remained RMB 40,000 as of December 31, 2020. The Group also borrowed RMB 10,000 from China Construction Bank (CCB). The loan agreement includes covenants that Debt to Asset Ratio of 1 Pharmacy Technology should be no more than 70%, and the Liquidity Ratio should be no less than 1.0. No repayment incurred during year 2020. The Group was in compliance with the covenants as of December 31, 2020. The interest rate for the borrowings in 2020 was approximately 8.50 % per annum.

In 2020, the Group also obtained loans from several other financial institutions. During the year ended December 31, 2020, RMB 109,250 were borrowed and RMB 39,850 were repaid, with the balance of RMB 69,400 outstanding as of December 31, 2020. The interest rate range for the borrowings in 2020 was from 3.50 % to 4.6% per annum.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

11. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities as of December 31, 2019 and 2020 were as follows:

	As of December 31,
	2019	2020
Accrued advertising expense	4,551	3,244
Salary and welfare payables	28,579	53,731
Accrued fulfillment expenses	14,378	13,274
Accrued delivery service fees	16,255	21,108
Payable to marketplace sellers (note 1)	15,444	29,867
Deposits from marketplace sellers	11,311	13,564
Advance from customers	63,456	117,451
Tax payables	2,691	9,576
Current portion of operating lease liabilities	31,099	37,713
Other financing payable (note 2)	25,569	141
Others	20,675	27,449
Total	234,008	327,118

Note 1: Amounts relate to cash collected on behalf of marketplace sellers for products sold through the Group’s online platform.

Note 2: Starting in 2019, the Group entered into a series of agreements with a third party financing company, pursuant to which the third party financing company will provide credit to certain B2B customers who chose to participate. Under the terms of the agreement, the financing company will make an advance payment of a majority of a B2B customer's order amount to the Group. Credit terms to the customer are typically 30 days. Customers are required to pay the amount owed to the Group when it is due, and the Group will normally repay the money to the financing company on the same day. The balance represents the advances to Group which are outstanding as of December 31, 2019 and 2020.

12. REDEEMABLE NON-CONTROLLING INTERESTS

In August and December, 2020, 1 Pharmacy Technology issued its ordinary shares to certain private placement investors at fair value evaluated by the third party valuer, representing 9.2% of the outstanding shares of 1 Pharmacy Technology for total consideration of RMB 934,820. Under the agreements, 1 Pharmacy Technology and the new investors agreed to facilitate 1 Pharmacy Technology's IPO in the Shanghai Sci-Tech Innovation Board ("STAR") prior to June 30, 2023. If the IPO has not been completed and the China Securities Regulatory Commission has not otherwise approved the registration of the STAR Listing registration application prior to June 30, 2023, the new investors have the rights to require Yao Wang to repurchase all or any portion of their ownership interests in 1 Pharmacy Technology at the cost plus annual interest rate of 6%. The ownership interests held by the new investors were classified as redeemable non-controlling interests of Yao Wang under ASC 480 Distinguishing Liabilities from Equity as the redemption feature embedded in the non-controlling interests and not solely within the Group's control.

The redeemable non-controlling interests for the years ended December 31, 2020 are summarized as follows:

	Number of shares	Amount
Opening balance as of January 1, 2020	—	—
Increase in Yao Wang's redeemable non-controlling interests due to issuance of common stock of 1 Pharmacy Technology	66,318,885	934,820
Net loss attributable to the redeemable non-controlling interests shareholders	—	(10,575)
Ending balance as of December 31, 2020	66,318,885	924,245

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

13. NON-CONTROLLING INTERESTS

In November 2020, the Company’s subsidiary, 1 Pharmacy Technology issued 32,500,000 ordinary shares to 13 limited liability partnerships (“LLPs”) founded by the employees of 1 Pharmacy Technology with the total consideration of RMB 32,500. With full shareholders' rights of these ordinary shares issued to the LLPs, these shares are accounted as non-controlling interest of 1 Pharmacy Technology. The shares issued to the employees in each LLP are not outstanding shares but are restricted with 50% of the shares vesting within two years from the issuance date and the remaining 50% vesting evenly on an annual basis over the 2 years thereafter , which are also subject to adjustment based on performance condition. Such arrangement was entered into to provide a share incentive plan to the employees of 1 Pharmacy Technology. Share-based compensation was recognized over the vesting period based on the excess of the fair value of these shares over the issuance price (see Note 16).

Non-controlling interest (“NCI”) was recognized at RMB 51,728 based on the proportional net assets of 1 Pharmacy Technology, with the difference of RMB19,228 recognized as a deduction to additional paid in capital as of December 31, 2020 in accordance with ASC 810 changes in a parent’s ownership interest without an accompanying change in control.

14. ORDINARY SHARES

As of January 1, 2018, the authorized shares consist of 72,000,000 Class A ordinary shares, 839,209,895 Class B ordinary shares, and 13,671,109 Class C ordinary shares. In 2015 and 2016, the Group issued total of 1,607,901 Class C Ordinary Shares to Gold Prized Investment Limited (‘‘Gold Prized’’) to establish a reserve pool for future issuance of equity share incentive to the Group’s employees. While these ordinary shares were legally issued to Gold Prized, the voting rights and associated economic rights remained with the Group. As such, none of these ordinary shares were considered to be granted under the incentive plan, and the Company accounted for these shares as issued but not outstanding. In June 2018, Gold Prized irrevocably surrendered these 1,607,901 Class C ordinary shares (“Surrendered Shares”) registered under its name to the Group resulting in the cancellation of the related subscription receivable of RMB2,200, which has no effect on the Group’s total (deficit) equity amount. The Surrendered Shares were cancelled with effect from June 2018 and the Company reserved those shares in the authorized share capital to be issued pursuant to the Plan.

In September 2018, with the effectiveness of the revised Articles of Association, the Company’s authorized share capital was changed to US$50 divided into 1,000,000,000 shares comprising (i) 800,000,000 Class A ordinary shares of a par value of US$0.00005 each, (ii) 72,000,000 Class B ordinary shares of a par value of US$0.00005 each and (iii) 128,000,000 shares of a par value of US$0.00005 each of such class or classes as Company’s board of directors may determine. All 72,000,000 issued and outstanding Class A ordinary shares beneficially owned by Dr. Gang Yu and Mr. Junling Liu were re-designated as Class B ordinary shares, and all other issued and outstanding shares were re-designated as Class A ordinary shares. Each Class A ordinary share entitles the holder to one vote, and each Class B ordinary share entitles the holder to fifteen votes on all matters subject to the vote at general meetings of the Company.

In September 2018, 75,118,996 preferred shares were converted into Class A ordinary shares and the Company issued 15,969,110 Class A ordinary shares with the completion of the IPO.

On January 25, 2019, 5,500,000 Class A ordinary shares were issued to the Company's depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise of stock options or vesting of restricted stocks under the 2013 Share Incentive Policy, 2014 Share Incentive Policy, 2016 Share Incentive Plan and 2018 Share Incentive Plan (together, the "Plans"). As of December 31, 2019 and 2020, 2,517,780 and 4,262,916 Class A ordinary shares are issued and outstanding upon the exercise of stock options and vesting of restricted stocks, and 2,982,220 and 1,237,084 Class A ordinary shares are deemed issued but not outstanding as they have not been transferred to grantees.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

15. NET REVENUES

Disaggregation of revenues

All of the Group’s revenues for the years ended December 31, 2018, 2019 and 2020 were generated within the PRC. The following table illustrates the disaggregation of the Group’s revenue streams by type of customers and nature of services the Group offered:

	Year Ended December 31,
	2018	2019	2020
Product Revenues	1,771,144	3,929,698	8,156,672
B2C Business*	709,585	636,430	666,223
B2B Business*	1,061,559	3,293,268	7,490,449
Service Revenues	14,826	22,355	46,485
MP Service	12,490	17,239	30,533
Other Services	2,336	5,116	15,952
Total	1,785,970	3,952,053	8,203,157

* Prior to 2019, product revenue was classified as either B2C business or B2B business based on the platform the revenue was generated, i.e. revenue generated from its platform of 1 Medicine Marketplace and other online channel (individual consumers and certain corporate customers) was classified as B2C business while revenue generated from 1 Pharmacy (qualified corporate customers) was classified as B2B business. In 2020, as a result of segment change (see Note 2(ad)), the Group redefined the B2C business as revenue generated from individual consumers while B2B business as revenue generated from corporate customers. As a result of this change, revenue for all prior periods have been revised to conform to the current year presentation.

The revenues by different product groups and services has been disclosed in Note 2(ad).

Contract balance

The typical contract term of MP service is no more than one year and the remaining unsatisfied performance obligation as of December 31, 2019 and 2020 was insignificant.

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

	Accounts	Advances from
	Receivable	Customers
Opening Balance as of January 1, 2019	28,569	15,489
Increase/(decrease), net	36,678	47,967
Ending Balance as of December 31, 2019	65,247	63,456
Increase/(decrease), net	97,847	53,995
Ending Balance as of December 31, 2020	163,094	117,451

Revenues with amount of RMB15,489 and RMB 63,456 were recognized in the years ended December 31, 2019 and 2020, respectively that were included in the balance of advance from customers at the beginning of the each year.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

16. SHARE-BASED COMPENSATION

In September 2013, the Board of Directors of the Company approved an Equity Incentive Plan (the “Plan”), under which, the Board of Directors may grant options to purchase ordinary shares to officers and directors, employees and individual advisors who render services to the Group to purchase an aggregate of no more than 1,287,500 ordinary shares of the Group (“Option Pool”). From 2014 to 2020, the Board of Directors approved to increase the Option Pool to 16,943,190 ordinary shares.

Employee Share options

During the years ended December 31, 2018, 2019 and 2020, options to purchase 5,296,204, 1,063,293 shares and 965,000 shares respectively, were granted to the Group’s employees. The weighted-average grant-date exercise price of the options granted to employees in 2018, 2019 and 2020 was US$2.17, US$4.12 and US$2.58 per share, respectively. The options granted have a contractual term of 10 years and generally vest over a four-year period, with two typical vesting schedules: (1) 40% of the awards vesting one year after the grant date, with the remaining 60% of the awards vesting evenly on an annual basis over the 3 years thereafter; or (2) 25% of the awards vesting on the anniversary of the grant date each year.

The Black Scholes model was applied in determining the estimated fair value of the options granted. The model requires the input of subjective assumptions. The following table presents the assumptions used to estimate the fair values of the share options granted for the years ended December 31, 2018, 2019 and 2020:

	2018	2019	2020
Risk-free rate of return	2.01%~2.63%	1.68%~2.63%	0.10%-1.67%
Contractual life of option	10 years	10 years	10 years
Estimated volatility rate	27%~38%	30%~41%	34%-59%
Dividend yield	Nil	Nil	Nil
Fair value per ordinary share	US$3.00~$9.51	US$2.37~$3.40	US$2.95-$3.74

The weighted-average grant-date fair value of the options granted in 2018, 2019 and 2020 is US$5.69, US$0.49 and US$1.06 per share, respectively.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

16. SHARE-BASED COMPENSATION (Continued)

A summary of employee option activity under the Plan during the years ended December 31, 2019 and 2020 is presented below:

			Weighted
		Weighted	average
		average	remaining	Aggregate
	Number of	exercise	contractual	intrinsic
	Options	price	term	value
		US$	Years	US$
Outstanding at January 1, 2019	8,890,629	1.76	8.28	36,888
Granted	1,063,293	4.12
Forfeited	(2,086,050)	1.99
Exercised	(1,962,484)	0.76

Outstanding at December 31, 2019	5,905,388	2.44	7.96	22,807
Granted	965,000	2.58
Forfeited	(247,232)	2.10
Exercised	(325,190)	1.62

Outstanding at December 31, 2020	6,297,966	2.52	7.32	21,389

Vested and exercisable as of December 31, 2020	3,067,157	2.18	6.59	11,500
Vested or expected to vest as of December 31, 2020	6,297,966	2.52	7.32	21,389

The aggregate intrinsic value of options exercised during the year ended December 31, 2019 and 2020 were RMB 22,222 and RMB 8,680. As of December 31, 2020, there was RMB38,383 of unrecognized compensation expense related to unvested share options, which is expected to be recognized over a weighted average period of 1.7 years.

Non-Employee Share options

At January 1, 2018, options to purchase 1,071,587 shares were outstanding with weighted average exercise price of US$1.00 and 1,008,462 options have been vested. During the years ended December 31, 2018, options to purchase 35,000 shares, were issued to individual advisors who are non-employees of the Group, all with an exercise price of US$1.99. No option was issued to individual advisors during the year ended December 31, 2019 and 2020. Options totaling 254,068 and 781,894 were exercised in year 2019 and 2020. The options were issued in payment for their consultation services which was expected to be performed over 4 years from the date of issuance. As services are performed, 25% of the awards vest on the anniversary of the grant date each year. The estimated fair value of the awards were determined using the Black Scholes model with the same assumptions used in employee share options. As of December 31, 2020, 70,625 options were outstanding of which, 29,063 are vested and exercisable and the remainder are expected to vest. As of December 31, 2020, there was RMB 116 of unrecognized compensation expense related to unvested share options, which is expected to be recognized over a weighted average period of 1.1 years.

Restricted share units

The fair value of restricted share units with service conditions or performance conditions is based on the fair market value of the underlying ordinary shares on the date of grant.

In 2019 and 2020, the Group granted 3,050,427 and 1,716,950 restricted share units and vest over a four-year period that 25% of the awards vesting on the anniversary of the grant date each year.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

16. SHARE-BASED COMPENSATION (Continued)

The following table summarized the Group's restricted share unit activities in 2019 and 2020.

	Number of
	Restricted	Weighted Average Grant Date
	Share Units	Fair Value
		US$
Restricted share units outstanding at January 1, 2019	—	—
Granted	3,050,427	3.90
Forfeited	(195,200)	3.10
Vested	(301,228)	4.60

Restricted share units outstanding at December 31, 2019	2,553,999	3.88
Granted	1,716,950	3.28
Forfeited	(565,116)	2.83
Vested	(638,052)	4.12
Restricted share units outstanding at December 31, 2020	3,067,781	3.69

The total fair value of restricted share units vested during the year ended December 31, 2019 and 2020 was RMB 9,050 and RMB 17,017, respectively. The fair value of restricted share units was computed based on the fair value of the Group’s ordinary shares on the grant date. As of December 31, 2020, there was RMB 66,179 in total unrecognized compensation expense related to such non-vested restricted shares, which is expected to be recognized over a weighted-average period of 2.8 years.

Employee ownership plan of 1 Pharmacy Technology

As disclosed in Note 13, the excess of the fair value of the restricted shares of LLPs issued to the employees of 1 Pharmacy Technology over the issuance price of RMB 32,500 is recognized as share based compensation over the vesting period.

The Group determined the fair value of the restricted shares using income approach with the assistance from third party valuation specialist. The fair value of the restricted shares was estimated at RMB 14.2 per share compared with the issuance price of RMB 1.0 per share.

The number of restricted shares of LLPs unvested and expected to be vested was 32,500,000 as of December 31, 2020.

Total share-based compensation expense recognized in 2020 was RMB 17 million.

As of December 31, 2020, there was RMB 408,188 of unrecognized compensation expense related to the unvested restricted shares of LLPs, which is expected to be recognized over a weighted average period of 3.8 years.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

16. SHARE-BASED COMPENSATION (Continued)

Share-based compensation for all share options, restricted share units and employee ownership plan of 1 Pharmacy Technology

The Group recorded share based compensation expense of RMB 51,359, RMB 54,281 and RMB 75,695 for the years ended December 31, 2018, 2019 and 2020, respectively, which were classified in the accompanying consolidated statements of operations as follows:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
General and administrative expenses	22,477	25,412	22,727
Selling and marketing expenses	23,561	24,772	40,562
Technology and content expenses	5,321	4,097	12,406
Total	51,359	54,281	75,695

As of December 31, 2020, there was RMB 512,866 of total unrecognized compensation expense related to unvested share options and restricted share units. That cost is expected to be recognized over a weighted-average period of 3.5 years.

17. LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share for the years indicated:

	Year Ended December 31,
	2018	2019	2020
	Class A and Class B	Class A and Class B	Class A and Class B
Net loss attributable to Class A and Class B ordinary shareholders	(380,091)	(499,606)	(456,533)
Weighted average number of Class A and Class B ordinary shares-basic and diluted	99,451,210	163,671,577	164,786,631
Net loss per Class A and Class B ordinary share-basic and diluted	(3.82)	(3.05)	(2.77)

As a result of the Group’s net loss for the three years ended December 31, 2018, 2019 and 2020, share options and restricted share units outstanding in the respective periods were excluded from the calculation of diluted loss per share as their inclusion would have been anti-dilutive.

	Year Ended December 31,
	2018	2019	2020
Share options and restricted share units	9,997,216	9,311,906	9,436,372

18. INCOME TAX EXPENSE

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

18.INCOME TAX EXPENSE (Continued)

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax ("EIT Law"), domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%. High-technology enterprises may obtain a preferential tax rate of 15% provided they meet the related criteria. In December 2019, 1 Pharmacy Technology received approval from relevant government authorities to be classified as a "High and New Technology Enterprise" ("HNTE") and 1 Pharmacy Technology is still on the position of loss. The HNTE qualification is valid for three years through 2021.

There is no provision for income taxes because the Company and all of its owned subsidiaries are in cumulative loss positions for all the periods presented.

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Year Ended December 31,
	2019	2020
PRC statutory tax rate	25%	25%
Tax effect of other expenses that are not deductible in determining taxable profit	(3)%	(3)%
Effect of changing tax rate due to high-tech enterprise qualification	(11)%	—
Taxable income derived from the inter group loan waiver	—	(35)%
Effect of enacted tax rate change	5%	6%
Effect of change in valuation allowance	(16)%	7%
Effective tax rate	0%	0%

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2019 and 2020 are as follows:

	As of December 31,
	2019	2020
Deferred tax assets:
Net loss carryforward	337,214	286,356
Advertising expense carried forward for future deduction	19,613	30,827
Accrued expenses and payroll payable	10,805	12,594
Provision for impairment of assets	—	7,072
Others	890	781
Valuation allowance	(368,522)	(337,630)
Total deferred tax assets	—	—
Deferred tax liabilities:
Total deferred tax liabilities	—	—

As of December 31, 2019 and 2020, valuation allowance of RMB368,522 and RMB 337,630 was provided, respectively. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carryforward periods provided for in the tax law.

As of December 31, 2020, the Group had tax loss carryforwards of RMB 1,145,424 which will expire between 2020 and 2030 if not used.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

18.INCOME TAX EXPENSE (Continued)

The Group determines whether or not a tax position is "more-likely-than-not" of being sustained upon audit based solely on the technical merits of the position. The Group does not anticipate any significant changes to its liability for unrecognized tax benefits within the next 12 months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2014 through 2020 on non-transfer pricing matters, and from 2010 through 2020 on transfer pricing matters.

19. RELATED PARTY TRANSACTIONS

The table below sets forth the related party and its relationship with the Group

Name of related party	Relationship with the Group
Zhejiang Youzhan Information Technology Co., Ltd.	Entity controlled by Chief Operating Officers of the Group

In September 2018, the Group purchased electronic equipment RMB157 from Zhejiang Youzhan Information Technology Co., Ltd., and there were no similar purchases occurred in 2019 and 2020.

The following table presents amounts owed from related parties as of December 31, 2018, 2019 and 2020:

	As of December 31,
	2018	2019	2020
Accrued expenses and other current liabilities	157	—	—

20. MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were RMB44,598, RMB50,046 and RMB 28,044 for the years ended December 31, 2018, 2019 and 2020, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

21. RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries of the Group in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for the specific purposes of offsetting future losses, enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the years ended December 31, 2018, 2019 and 2020, no appropriation to statutory reserves was made because the PRC subsidiaries had substantial losses during such periods. In addition, due to restrictions on the distribution of share capital from the Company’s PRC subsidiaries and VIEs, the PRC subsidiaries and VIEs' share capital of RMB 1,667,461 and RMB 984,959 at December 31, 2019 and 2020 is considered restricted, which are not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

22. COMMITMENTS AND CONTINGENCIES

The Group is subject to periodic legal or administrative proceedings in the ordinary course of its business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the financial statements.

ADDITIONAL FINANCIAL INFORMATION - FINANCIAL STATEMENTS SCHEDULE I

111, INC.

FINANCIAL INFORMATION FOR PARENT COMPANY

BALANCE SHEETS

(Amounts in thousands, except for share data and per share data, unless otherwise stated)

	2019	2020	2020
	RMB	RMB	US$
			(Note 2 (ag))
ASSETS
Current assets:
Cash and cash equivalents	176,001	14,696	2,252
Prepayments and other current assets	608,918	355,942	54,552
Total current assets	784,919	370,638	56,804
Investment in subsidiaries and VIEs	—	—	—
Total assets	784,919	370,638	56,804

LIABILITIES AND EQUITY
Other current liabilities	2,327	9,497	1,456
Other non-current liabilities	5,936	3,736	573
Total liabilities	8,263	13,233	2,029

SHAREHOLDERS' (DEFICIT) EQUITY
Ordinary shares Class A ($0.00005 par value per share; 800,000,000 shares authorized, 96,588,106 shares issued and 92,120,024 and 93,353,402 outstanding as of December 31, 2019 and 2020, respectively)	30	30	4
Ordinary shares Class B ($0.00005 par value per share; 72,000,000 shares authorized, 72,000,000 shares issued and outstanding as of December 31, 2019 and 2020)	25	25	4
Treasury shares (1,485,862 and 1,997,620 shares as of December 31 2019 and 2020)	(22,991)	(34,972)	(5,360)
Additional paid-in capital	2,606,486	2,669,279	409,085
Accumulated deficit	(1,883,335)	(2,339,868)	(358,600)
Accumulated other comprehensive income	76,441	62,911	9,642
Total shareholders' equity	776,656	357,405	54,775
Total liabilities and shareholders' equity	784,919	370,638	56,804

ADDITIONAL FINANCIAL INFORMATION - FINANCIAL STATEMENTS SCHEDULE I

111, INC.

FINANCIAL INFORMATION FOR PARENT COMPANY

STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands, unless otherwise stated)

	Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				(Note 2 (ag))
Operating expenses:
General and administrative expenses	(2,145)	(8,523)	(14,202)	(2,176)
Interest income (expense), net	371	593	166	25
Other operating income (expense), net	31	—	—
Other income, net	3,253	7,161	2,199	337
Income (loss) before tax and loss from investment in subsidiaries and VIEs	1,510	(769)	(11,837)	(1,814)

Share of loss of subsidiaries and VIEs	(381,601)	(498,837)	(444,696)	(68,153)
Net loss attributable to ordinary shareholders	(380,091)	(499,606)	(456,533)	(69,967)

Other comprehensive income (loss) (net of tax of nil)
Unrealized securities holding (loss) gains	(286)	3,356	—	—
Realized securities holding gains	(399)	(4,962)	—	—
Foreign currency translation adjustments	21,658	11,668	(13,697)	(2,099)
Unrealized securities holding gains of subsidiaries and VIEs	9,020	3,979	1,137	174
Realized securities holding gains of subsidiaries and VIEs	(10,470)	(4,673)	(970)	(149)
Comprehensive loss	(360,568)	(490,238)	(470,063)	(72,041)

ADDITIONAL FINANCIAL INFORMATION - FINANCIAL STATEMENTS SCHEDULE I

111, INC.

FINANCIAL INFORMATION FOR PARENT COMPANY

STATEMENTS OF CASH FLOWS

(Amounts in thousands, unless otherwise stated)

	Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				(Note 2 (ag))
Operating activities:
Net loss	(380,091)	(499,606)	(456,533)	(69,967)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Share of loss of subsidiaries and VIEs	381,601	498,837	444,696	68,153
Other current liabilities	2,284	43	7,170	1,099
Other non-current liabilities	8,135	(2,199)	(2,200)	(337)
Investment income	(2,591)	(4,962)	—	—
Net cash provided by (used in) operating activities	9,338	(7,887)	(6,867)	(1,052)

Investing activities:
Purchase of investment in subsidiaries and VIEs	(821,962)	—	—	—
Payment for shareholder loan to subsidiaries	—	(203,388)	(135,254)	(20,729)
Proceeds from sale or maturity of short-term investments	25,160	117,214	—	—
Net cash used in investing activities	(796,802)	(86,174)	(135,254)	(20,729)

Financing activities:
Proceeds from ordinary shareholders	—	11,328	6,327	970
Payment of share repurchase	—	(22,991)	(11,981)	(1,836)
Proceeds from IPO, net of issuance cost	694,878	—	—	—
Proceeds of preferred shareholders	277,819	—	—	—
Net cash provided by (used in) financing activities	972,697	(11,663)	(5,654)	(866)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	75,672	18,866	(13,530)	(2,074)
Net (decrease) increase in cash and cash equivalents	260,905	(86,858)	(161,305)	(24,721)
Cash and cash equivalents at the beginning of the year	1,954	262,859	176,001	26,973
Cash and cash equivalents at the end of the year	262,859	176,001	14,696	2,252

ADDITIONAL FINANCIAL INFORMATION - FINANCIAL STATEMENTS SCHEDULE I

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

The condensed financial information has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIEs. Such investments in subsidiaries and VIEs are presented on the balance sheets as investment in subsidiaries and VIEs and the loss of the subsidiaries and VIEs is presented as share of loss of subsidiaries and VIEs.

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

As of December 31, 2020, there are no material contingencies, mandatory dividend and significant provisions for long-term obligations or guarantees of the Company, except for those which have separately disclosed in the consolidated financial statements.