Form 20-F
period 2021-12-31
111, Inc.
filed 2022-04-29
CIK 1738906

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

As of December 31, 2021, there were 166,148,486 ordinary shares outstanding, par value US$0.00005 per share, being the sum of 94,148,486 Class A ordinary shares and 72,000,000 Class B ordinary shares.

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

Yes ⌧ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Yes ☐    No ☐

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all information in this annual report reflects the following:

●	“1 Clinic” refers to our internet hospital;
●	“1 Pharmacy”, previously known as “1 Drug Mall”, refers to our online wholesale pharmacy;
●	“1 Medicine Marketplace”, previously known as “1 Drugstore” refers to our online retail pharmacy;
●	“ADSs” refer to American depositary shares, each of which represents two Class A ordinary shares;
●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“DTP” refers to direct to patient;
●	“GMV” refers to the total value of all orders shipped for products sold under our direct sales model, net of returns, plus the total value of all orders shipped for products sold on our marketplace by our marketplace sellers, inclusive of returns, during the specified period;
●	“marketplace sellers” refer to third-party merchants on our 1 Medicine Marketplace and 1 Pharmacy, which include distributors and resellers that sell products through our online retail pharmacy or online wholesale pharmacy under our marketplace model;
●	“medical professionals” refer to doctors, pharmacists and medical assistants;
●	“New Retail” refers to the seamless integration of our online retail pharmacy and offline pharmacy network by leveraging our smart supply chain and cloud-based solutions to improve the efficiency throughout the value chain;
●	“pharmaceutical companies” refer to manufacturers of pharmaceutical and other health and wellness products;
●	“pharmacies” refer to independent pharmacies, pharmacy chains and in-house pharmacies within clinics and private hospitals;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“shares” or “ordinary shares” refers to our ordinary shares comprising Class A and Class B ordinary shares, par value US$0.00005 per share;
●	“SKU” refers to stock keeping unit;
●	“smart supply chain” refers to a supply chain built upon a technology infrastructure that is designed to analyze massive amounts of data to facilitate the customization, productivity and efficiency needed in the New Retail era. Our smart supply chain consists of multiple components, including our fulfillment infrastructure, cloud-based inventory management and our supply chain management;
●	“suppliers” refer to distributors and pharmaceutical companies from whom we source our products for our direct sales model;
●	“U.S. GAAP” refers to generally accepted accounting principles in the United States;
●	“US$,” “U.S. dollars,” “$,” or “dollars” refers to the legal currency of the United States; and
●	“we,” “us,” “our company,” “our,” or “111” refers to 111, Inc., its subsidiaries and, in the context of describing our consolidated financial information, business operations and operating data for the periods preceding the termination of the VIE structure, the previous variable interest entities.

Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.3726 to US$1.00, the exchange rate on December 30, 2021 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

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

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.   Key Information

111, Inc. is a Cayman Islands holding company and currently conducts its operations in China through its PRC subsidiaries. Investors in our ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our operating subsidiaries.

We historically operated our business through contractual arrangements with variable interest entities, or VIEs, based in the PRC, namely Guangdong Yihao Pharmacy Co., Ltd. (“Yihao Pharmacy”), Guangdong Yihao Pharmaceutical Chain Co., Ltd. (“Yihao Pharmaceutical Chain”) and Shanghai Yaowang E-Commerce Co., Ltd. (“Shanghai Yaowang”) in which we did not directly own any equity interests. Shanghai Yaowang is directly wholly owned by Yihao Pharmaceutical Chain, which is directly wholly owned by Yihao Pharmacy. In February 2022, we terminated the contractual arrangements between 1 Pharmacy Technology and the VIEs, and Mr. Yue Xuan and Ms. Jing Liu, who were the shareholders of Yihao Pharmacy, transferred their equity interests in Yihao Pharmacy to 1 Pharmacy Technology. Following such termination and share transfer, all of the VIEs became our subsidiaries in which we hold direct equity ownership interests. For additional information, see “Item 4. Information on the Company—A. History and Development of the Company.” As used in this annual report, “we,” “us,” “our company,” “our,” or “111” refers to 111, Inc. and its subsidiaries, and, in the context of describing our consolidated financial information, business operations and operating data for the periods preceding the termination of the foregoing contractual arrangements, the previous VIEs.

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. For example, we face risks associated with regulatory approvals of offshore securities offerings, anti-monopoly regulatory investigations and actions, cybersecurity and data privacy compliance, as well as the lack of inspection from the U.S. Public Company Accounting Oversight Board, or PCAOB, on our auditors (which may potentially lead to the delisting of ADSs from the U.S. market). The PRC government may also intervene with or influence our operations as it deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that affected our industry and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action, once taken by the PRC government, could cause the value of such securities to significantly decline or in extreme cases, become worthless.

Implication of the Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditors are subject to the determinations. Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities, our auditor is currently not inspected by the PCAOB. Final rules implementing the submission and disclosure requirements in the HFCAA were adopted by the SEC on December 2, 2021. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. The PCAOB is currently unable to inspect our auditors in relation to their audit work performed for our financial statements and inability of the PCAOB to conduct inspections over our auditors deprives our investors with the benefits of such inspections. On June 22, 2021, the U.S. Senate passed a bill, which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill, which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023. For the details of the risks associated with the enactment of the HFCAA, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be delisted and our ADSs and Class A ordinary shares may be prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our ADSs or Class A ordinary shares on a non-U.S. exchange or that a market for our ADSs or Class A ordinary shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Transfer of Funds and Other Assets through Our Organization

111, Inc. has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8.—Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

Prior to the termination of the VIE structure in February 2022, we were not able to make direct capital contribution to the VIEs because we controlled the VIEs through contractual arrangements, as opposed to equity ownership. Instead, prior to the termination of the VIE structure in February 2022, 111, Inc. and its subsidiaries (i) have transferred cash to the VIEs as working capital support; and (ii) made payments to, or received payments from, the VIEs for intra-group trades of goods. In 2019, 2020 and 2021, 111, Inc. and its subsidiaries made net payments as working capital support to the VIEs of RMB195.1 million, RMB532.3 million and RMB760.3 million, respectively. In addition, the VIEs received net payments from 111, Inc. and its subsidiaries of RMB30.5million and RMB140.1 million, respectively, in 2019 and 2021 and made net payment of RMB78.5 million to 111, Inc. and its subsidiaries in 2020, as part of the foregoing intra-group trades of goods.

As of the date of this annual report, through its intermediate holding company, 111, Inc. had made cumulative capital contributions of US$342.5 million to 111, Inc.’s PRC subsidiaries. These funds have been used by such PRC subsidiaries mainly for their business operations.

Prior to the termination of the VIE structure in February 2022, the VIEs might transfer cash to 1 Pharmacy Technology by paying service fees pursuant to the contractual arrangements through which we controlled the VIEs. For the years ended December 31, 2019, 2020 and 2021, the payment of service fees from the VIEs to 1 Pharmacy Technology amounted to nil, RMB112.6 million and RMB728.5 million, respectively. There were no other assets transferred between the VIEs, on one hand, and 111, Inc. and its subsidiaries, on the other hand, in 2019, 2020 and 2021. In 2019, 2020 and 2021, no dividends or distributions were made to 111, Inc. by its subsidiaries.

For the purpose of illustration, the below table reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario
Statutory Tax and Standard Rates
Hypothetical pre-tax earnings in the PRC subsidiaries (other than 1 Pharmacy Technology)(1)	100.00
Tax on earnings at statutory rate of 25% at the 1 Pharmacy Technology level(2)	(25.00)
Less: net earnings impact of non-controlling shareholders	(10.33)
Net earnings available for distribution from 1 Pharmacy Technology to Yao Wang Corporation Limited(3)	64.67
Withholding tax at tax treaty rate of 10%(4)	(6.47)
Amount to be distributed as dividend at the Yao Wang Corporation Limited level and net distribution to 111, Inc.	58.2

Notes:

(1) For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering book to tax adjustment, is assumed to equal Chinese taxable income.

(2) Certain of our subsidiaries qualify for a 15% preferential income tax rate in China. However, such rate is subject to qualification or temporary in nature and may not be available in future when distributions are actually paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(3) Yao Wang Corporation Limited holds 86.23% equity of 1 Pharmacy Technology.

(4) China’s Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprise to its immediate holding company outside of Mainland China. A lower withholding income tax rate of 5% is applied if the Foreign Invested Enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with Mainland China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

In the future, if and when we become profitable, 111, Inc.’s ability to pay dividends, if any, to its shareholders and ADS holders and to service any debt it may incur will depend upon dividends paid by our PRC subsidiaries. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to 111, Inc. In particular, under the current effective PRC laws and regulations, dividends may be paid only out of distributable profits. Distributable profits are the net profit as determined under PRC GAAP, less any recovery of accumulated losses and appropriations to statutory and other reserves required to be made. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. As a result, our PRC subsidiaries may not have sufficient distributable profits to pay dividends to us in the near future.

Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange (the “SAFE”) or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in our ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to 111, Inc. In addition, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

For PRC and United States federal income tax consideration of an investment in the ADSs, see “Item 10. Additional Information—E. Taxation.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, except as disclosed in this annual report, our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our subsidiaries in China, including, among others, the EDI License, Pharmaceutical Operation License, the Record-Filing Certificate for Business Operations of Class II Medical Devices, Permit for Business Operations of Class III Medical Devices, Internet Drug Information Service Qualification Certificate, License for Practicing of Medical Institutions, and Food Business License. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business, or any non-compliance with relevant laws and regulations, may have a material and adverse effect on our business, financial condition, results of operations and prospects.”

Furthermore, under current PRC laws, regulations and regulatory rules, we may be required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, and may be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, in connection with any future offering and listing in an overseas market. As of the date of this annual report, we have not been subject to any cybersecurity review made by the CAC. If we fail to obtain the relevant approval or complete other review or filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

The PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.”

A.[Reserved]

B.   Capitalization and Indebtedness

Not applicable.

C.   Reasons for the Offer and Use of Proceeds

Not applicable.

D.   Risk Factors

Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings.

Risks Related to Our Business and Industry

●	We are subject to extensive and evolving regulatory requirements, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects.
●	Our business, financial condition and results of operations may be materially and adversely affected if we are unable to compete effectively in the PRC general health and wellness market, and we may fail to sufficiently and promptly respond to rapid changes in government regulations, treatment of diseases and customer preferences.
●	We may not be able to manage the growth of our business and our expansion plans and operations or implement our business strategies on schedule or within our budget, or at all.
●	We have incurred operating losses in the past, and may not be able to achieve or maintain profitability in the future.
●	Our pharmaceutical retail and wholesale businesses are subject to a variety of risks, which may have a material and adverse effect on our business, financial condition and results of operations.
●	Our business generates and processes a large amount of data, and complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may be expensive and may force us to make adverse changes to our business. Many of these laws and regulations are subject to changes and uncertain interpretations, and any failure to comply with these laws and regulations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm our business.
●	Our failure to properly manage various participants in our ecosystem may materially and adversely affect our business.
●	Any lack of requisite approvals, licenses or permits applicable to our business, or any non-compliance with relevant laws and regulations, may have a material and adverse effect on our business, financial condition, results of operations and prospects.
●	We may become subject to product liability and medical liability claims, which could cause us to incur significant expenses and be liable for significant damages if not covered by insurance.
●	If we are unable to implement our strategy to expand our PRC operations by completing an initial public offering and listing on the STAR Market, our ability to strengthen our market position and operations in the PRC could be materially impaired. Even if we complete the STAR Market listing, we may not achieve the results contemplated by our business strategy and our strategy for growth in the PRC may not result in increase in the trading price of our ADSs.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations and sudden or unexpected changes in policies, laws and regulations in China could limit the legal protections available to us.
●	The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.
●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of pharmaceutical and healthcare industry and internet-related businesses, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.
●	We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.
●	Our ADSs may be delisted and our ADSs and Class A ordinary shares may be prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our ADSs or Class A ordinary shares on a non-U.S. exchange or that a market for our ADSs or Class A ordinary shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to American Depositary Shares

●	The trading price for the ADSs may be volatile.
●	Techniques employed by short sellers may drive down the trading price of the ADSs.
●	Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.
●	The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

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

We experienced net loss in the amount of RMB501.8 million, RMB467.1 million and RMB621.0 million (US$97.5 million) in 2019, 2020 and 2021, respectively. We expect our operating costs and expenses to increase in the future in absolute terms as we expand our operations. We may also incur additional legal, accounting, and other expenses as a public company. If our revenue does not grow at a greater rate than our expenses, we will not be able to achieve and maintain profitability. We may incur significant losses in the future for various reasons, many of which may be beyond our control. Additionally, we may encounter unforeseen expenses, operating delays, or other unknown factors that may result in losses in the future. If our cost of sales and expenses continuously exceed our revenue, our business may be materially and adversely affected and we may not be able to achieve or maintain profitability.

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

Our business generates and processes a large amount of data, and complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may be expensive and may force us to make adverse changes to our business. Many of these laws and regulations are subject to changes and uncertain interpretations, and any failure to comply with these laws and regulations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm our business.

We generate and process a large amount of personal, transaction, demographic and behavioral data including medical records and other personal information. We face risks inherent in handling large volumes of data and in securing and protecting such data. In particular, we face a number of data-related challenges related to our business operations, including:

●	protecting the data in and hosted on our system, including against attacks on our system by external parties or fraudulent behavior by our employees;
●	addressing concerns related to privacy and sharing, safety, security and other factors; and
●	complying with applicable laws, rules and regulations relating to the collection, storage, use, processing, transmission, provision, disclosure , deletion or security of personal information, including any requests from regulatory and government authorities relating to such data.

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

The PRC Cyber Security Law, which took effective in June 2017, created China’s first national-level data protection regime for “network operators,” which may include all organizations in China that provide services over the internet or other information network. Furthermore, in August 2018, the Standing Committee of China’s National People’s Congress, or the SCNPC promulgated the E-Commerce Law of the People’s Republic of China, or the E-Commerce Law, to regulate the e-commerce activities conducted within the territory of the PRC, which further strengthens the protection of consumers’ personal data and privacy. In addition, the PRC Data Security Law took effect in September 2021. Numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of, or in addition to, the Cyber Security Law and Data Security Law. For example, Regulations on the Security Protection of Critical Information Infrastructure, or the CII Protection Regulations, became effective in September 2021. According to the CII Protection Regulations, a critical information infrastructure operator, or a CIIO, must take the responsibility to protect the CII’s security by performing certain prescribed obligations. For additional information, see “Item 4. Information on the Company—B. Business Overview— Regulations— Regulations relating to Internet Information Security and Privacy Protection.” As of the date of this annual report, we have not been identified as a CIIO by the relevant regulatory authority.

The Personal Information Protection Law took effect in November 2021, integrates the various rules with respect to personal information rights and privacy protection. In December 2021, the Cyberspace Administration of China, or the CAC, and several other administrations jointly promulgated the amended Cybersecurity Review Measures, or the Cybersecurity Review Measures, which took effect in February 2022. Pursuant to the Cybersecurity Review Measures, if the relevant activity affects or may affect national security, a CIIO that purchases network products and services or an internet platform operator that conducts data process activities shall be subject to the cybersecurity review. The Cybersecurity Review Measures also expands the cybersecurity review requirement to cover “internet platform operators” in possession of personal information of over one million users if such operators intend to list their securities in a foreign country. See “—Risks Related to Doing Business in China— The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.”

Furthermore, since September 2021, a series of laws and regulations relating to information security, privacy and data protection have been adopted. For more information, see “Item 4. Information on the Company—B. Business Overview— Regulations— Regulations relating to Internet Information Security and Privacy Protection.”

Since these laws and regulations in China are relatively new, uncertainties still exist in relation to their interpretation and implementation. Any change in laws and regulations relating to privacy, data protection and information security and any enhanced governmental enforcement action of such laws and regulations could greatly increase our cost in providing our products and services, limit their use or adoption or require certain changes to be made to our operations. If we fail to comply with these new laws and regulations described above, we may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to fines and other government sanctions, which may materially and adversely affect our business, financial condition, and results of operations.

Our privacy policies and practices concerning the collection, storage, use , processing and disclosure of user data are posted on our mobile app. Any failure, or perceived failure, by us to comply with our privacy policies or with any applicable regulatory requirements or privacy protection-related laws, rules and regulations could result in proceedings or actions against us by governmental entities or others. These proceedings or actions may subject us to significant penalties and negative publicity, require us to change our business model or practices, increase our costs and severely disrupt our business, which may materially and adversely affect our business, financial condition, results of operations and prospects.

Our failure to properly manage various participants in our ecosystem may materially and adversely affect our business.

We rely on various participants, including, but not limited to, pharmacies, pharmaceutical companies, marketplace sellers and medical professionals, in the provision of services and products in our ecosystem, and the success of our business depends on our ability to properly manage them. See “Item 4. Information on the Company — B. Business Overview — Our Ecosystem.”

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

Our business is subject to governmental supervision and regulation by various PRC governmental authorities including, but not limited to, the Ministry of Commerce of the People’s Republic of China, or MOFCOM, the MIIT, the National Health and Family Planning Commission of the People’s Republic of China, or the NHFPC, which was restructured and integrated into the National Health Commission of the People’s Republic of China, or the NHC, National Medical Products Administration, formerly China Food and Drug Administration (the “NMPA” or “CFDA”), the State Administration for Market Regulation (the “SAMR”), formerly the State Administration for Industry and Commerce (the “SAIC”), the CAC, and the corresponding local regulatory authorities. Such government authorities promulgate and enforce laws and regulations that cover a variety of business activities that our operations concern, such as provision of internet information, online medical services, online and offline retail, sales and online operation of pharmaceutical products and medical devices, sales of food, and internet advertisement, among other things. These regulations in general regulate the entry into, the permitted scope of, as well as approvals, licenses and permits for, the relevant business activities.

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

In particular, under the Administrative Measures for the Supervision and Administration of Circulation of Pharmaceuticals promulgated by the CFDA in 2007, a company is prohibited from selling prescription drugs to consumers without prescription, via internet or by post. A company in violation of such prohibitions will be instructed to rectify, given a disciplinary warning, and/or imposed an administrative penalty of no more than RMB30,000 per violation. See “Item 4. Information on the Company—B. Business Overview— Regulations— Regulations Relating to Online Operation of Drugs and Medical Devices.” The newly revised Drug Administration Law of the People’s Republic of China, or the Drug Administration Law, abolishes the restriction on online sale of prescription drugs and adopts the principle of keeping online and offline sales consistent, which allows the qualified pharmaceutical enterprise to conduct online sale of drugs (including prescription drugs, but not certain special controlled drugs). In addition, the entity that operates a third-party online drug transaction platform shall be filed with relevant authority for drugs supervision and administration and responsible to examine the qualifications of the drug marketing permit holders and drug operation enterprises applying to operate on its platform, ensure that they meet legal requirements, and manage the drug operation behaviors occurring on the platform. However, as of the date of this annual report, none of the regulations or implementation rules regulating online drug sales have yet been promulgated and implemented, which may further introduce and impose certain conditions and restrictions to the online sale of drugs. In the past, we had received disciplinary warnings and administrative penalties due to certain non-compliance incidents in relation to prescription drugs sales. We have adjusted our sales model and relevant functions of our online platforms in response to such warnings and penalties. However, it remains uncertain that our sales model and online platforms as adjusted are and will be in full compliance with the relevant laws and regulations, which are evolving and subject to changes. In addition, due to the complexity of our IT system, its potential errors, or human errors, mistakes or misconduct by our offline retail pharmacies, we cannot assure you that we can fully comply with and meet the requirements under all laws and regulations related to the sale of prescription drugs. Any failure to comply with such laws and regulations could materially and adversely affect our business, results of operations, financial condition and prospects.

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

If we are unable to implement our strategy to expand our PRC operations by completing an initial public offering and listing on the STAR Market, our ability to strengthen our market position and operations in the PRC could be materially impaired. If our redemption obligation is triggered by a failure to complete the STAR Market listing, we may not have available liquidity to meet investor redemptions.Even if we complete the STAR Market listing, we may not achieve the results contemplated by our business strategy and our strategy for growth in the PRC may not result in increase in the trading price of our ADSs.

In August 2020 we announced plans to seek to list the shares of 1 Pharmacy Technology (Shanghai) Co., Ltd. (previously known as Yao Fang Information Technology (Shanghai) Co., Ltd. and 1 Pharmacy Yao Fang Technology (Shanghai) Co., Ltd.), or 1 Pharmacy Technology, on the Science and Technology Innovation Board of Shanghai Stock Exchange (the “STAR Market”) within the next three years (the “STAR Listing”). 1 Pharmacy Technology is our principal operating company and was a wholly owned subsidiary of Yao Wang Corporation Limited, or Yao Wang. See “Item 4. Information on the Company — A. History and Development of the Company.” Since August 20, 2020, 1 Pharmacy Technology has become a majority owned subsidiary of Yao Wang. We may not be able to complete the STAR Listing for a number of reasons, many of which are outside our control. 1 Pharmacy Technology must succeed in obtaining PRC governmental approvals required to permit the STAR Listing, and one or more of those approvals may be denied, or significantly delayed, by the PRC regulators for reasons outside our control or unknown to us. Similarly, the STAR Listing application may be denied or delayed by the Shanghai Stock Exchange and/or China Securities Regulatory Commission in its discretion.

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

Additionally, in the event that 1 Pharmacy Technology’s proposed listing on the STAR Market is not completed before June 30, 2023 (or the date otherwise agreed by 1 Pharmacy Technology and the investors in writing), such investors may choose to exercise their options to require the controlling shareholder of 1 Pharmacy Technology, Yao Wang, to redeem all or part of the equity interests then owned by such investors. As of December 31, 2021, we recorded redeemable non-controlling interests of RMB1,000,849. If the investors were to exercise such option, Yao Wang may not have sufficient fund for the redemption, and to the extent Yao Wang requires additional funding, we cannot assure you that such capital will be available on terms acceptable to us, or at all. Any such lack of fund may cause our defaults under the agreements between us and the investors and may impair our reputation and ability to grow its operations, which could have a material adverse effect on our operating results and on the price of the ADSs.

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

As our pharmaceutical retail and wholesale businesses carry a wide range of products and maintain significant inventory levels for a substantial portion of our merchandise, we may be unable to sell such inventory in sufficient quantities or during the relevant sales seasons. We had net write-downs of our inventories to their net realizable value of RMB790 thousand , RMB24.2 million and RMB46.0 million (US$7.2 million) in 2019 , 2020 and 2021, respectively. Inventory levels in excess of customer demand may result in inventory write-downs, expiration of products or an increase in inventory holding costs and a potential negative effect on our liquidity.

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

In addition, since 2019, the State Council and other relevant authorities have issued a series of policies on deepening the reform of medical and healthcare system which is intended to organize centralized procurement, lower drug price, reduce the burden on patients of drug costs, and lower the transaction costs of pharmaceutical enterprises. The Guidance on Improving “Internet +” Medical Service Price and Medical Insurance Payment Policies issued by the National Healthcare Security Administration, or the NHSA, proposed to improve project management, optimize the pricing mechanism and clarify the payment policy of “Internet +” medical services. Although such policies may lower the transaction costs of the pharmaceutical enterprises and increase the amount of drugs purchased, they may also reduce the sales prices of the drugs and increase market competition within the pharmaceutical industry. While there are still uncertainties relating to the actual implementation of such policies, the downward pressure brought by government policies on drug prices may adversely affect our business, financial condition and results of operations.

If any failure to implement and maintain an effective system of internal controls results in a material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the trading price of the ADSs may be materially and adversely affected.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2021. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective as of December 31, 2021.

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

Our business operations and financial performance have been adversely affected by the COVID-19 outbreak, may in the future continue to be affected by the COVID-19 outbreak and recurrence, and may be affected by other natural disasters, epidemics and other unforeseeable catastrophes.

Since the end of December 2019, the outbreak of COVID-19 has materially and adversely affected the global economy. The COVID-19 pandemic caused disruptions to our business operations and those of our customers, suppliers, and logistics providers, to varying degrees. For example, the COVID-19 had caused companies in China, including us and certain of our customers and suppliers, to implement temporary adjustment of work schedules and travel plans or to require employees to work from home and collaborate remotely, resulting in compromised efficiency and productivity. While the pandemic has come under control in the PRC since the second quarter of 2020, there was a significant rise in COVID-19 cases, including the COVID-19 Delta and Omicron variant cases, in various cities in China in early 2022. The local governments of the affected cities have reinstated certain COVID-related measures, including travel restrictions and stay-at-home orders. Our results of operations may be adversely affected by COVID-19 if more cities and regions implement similar anti-COVID measures and the pandemic continues to affect the Chinese economy in general. The extent to which COVID-19 impacts our financial position, results of operations and cash flows in future periods will depend on the future developments of the pandemic, including any potential future variants of the virus, the effectiveness of the mass vaccination programs, the development in medical treatment and other actions taken to contain its spread, which are highly uncertain and unpredictable. If there is not a material recovery in the COVID-19 situation, or the situation further deteriorates in China, our business, results of operations and financial condition could be materially and adversely affected.

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

Our business could be materially and adversely affected by natural disasters, such as snowstorms, earthquakes, fires or floods, the outbreak of a widespread health epidemic or other events, such as wars, acts of terrorism, environmental accidents, power shortage, labor unrest or communication interruptions. The occurrence of such a disaster or prolonged outbreak of an epidemic illness or other adverse public health developments in the PRC or elsewhere could materially disrupt our business and operations. Such events could also significantly affect our industry and cause a temporary closure of the facilities we use for our operations, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Our operations could be disrupted if any of our employees were suspected of having any of the epidemic illnesses, since this could require us to quarantine some or all of such employees or disinfect the facilities used for our operations. In addition, our revenue and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak harms the global or PRC economy in general. Our operations could also be severely disrupted if our users or other participants were affected by such natural disasters, health epidemics or other outbreaks. See also “ - Our business operations and financial performance have been adversely affected by the COVID-19 outbreak, may in the future continue to be affected by the COVID-19 outbreak, and may be affected by other natural disasters, epidemics and other unforeseeable catastrophes.”

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

Uncertainties in the interpretation and enforcement of PRC laws and regulations and sudden or unexpected changes in policies, laws and regulations in China could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as it deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that affected our industry, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could further adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has also recently published new regulations and guidance to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. We cannot assure you that we will be able to comply with these new laws and regulations in all respects, and we may be ordered to rectify, suspend or terminate any actions or services that are deemed illegal by the regulatory authorities and become subject to material penalties, which may materially harm our business, financial condition, results of operations and prospects.

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

The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval under the M&A Rules is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for our future issuance of securities overseas would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Furthermore, the recently issued Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.” On December 24, 2021, the CSRC published the draft Administrative Provisions of the State Council on the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Regulations, and the draft Measures for the Overseas Issuance and Listing of Securities Record-filings by Domestic Companies (Draft for Comments), the Draft Overseas Listing Measures, for public comments. These draft regulations stipulate that PRC domestic companies that seek to offer and list securities in overseas markets directly or indirectly shall complete the filing procedures with and report relevant information to the CSRC. Pursuant to these draft rules, if the issuer meets the following conditions, its securities offerings and listing will be deemed as an “indirect overseas offering and listing by a PRC domestic company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC. In addition, these draft rules prescribe that the domestic enterprises submit filing documents to CSRC within three business days after the submission of the application for overseas initial public offering, and after completing the filing procedures for an overseas initial public offering and listing, for the purposes of implementing and strengthening the CSRC’s supervision, the issuer will need to comply with continuous filing and reporting requirements after such offering and listing, among others, including the following: (i) reporting material events which arose prior to such offering and listing, (ii) filing for follow-on offerings after the initial offering and listing, (iii) filing for transactions in which the issuer issues securities to acquire assets, and (iv) reporting material events after the initial offering and listing. However, the Draft Overseas Listing Regulations and the Draft Overseas Listing Measures were released for public comment only, there remains substantial uncertainty, including but not limited to its final content, adoption timeline, effective date or relevant implementation rules. As of the date of this annual report, we cannot predict the impact of these regulations on maintain the listing status of our ADSs and/or other securities, or any of our future offerings of securities overseas in a foreign country.

In addition, in December 2021, the CAC and several other regulatory authorities in China jointly promulgated the Cybersecurity Review Measures, which came into effect in February 2022. Pursuant to the Cybersecurity Review Measures, (i) if the relevant activity affects or may affect national security, a CIIO that purchases network products and services, or an internet platform operator that conducts data process activities, shall be subject to the cybersecurity review, (ii) an application for cybersecurity review shall be made by an issuer who is an internet platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange, and (iii) relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security. As the Cybersecurity Review Measures was newly issued, there remain uncertainties as to how it would be interpreted and enforced, and to what extent it may affect us.

If the CSRC or other relevant PRC regulatory agencies subsequently determine that prior approval is required for any of our future offerings of securities overseas or to maintain the listing status of our ADSs, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our ADSs. If we proceed with any of such offering or maintain the listing status of our ADSs without obtaining these regulatory agencies’ approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed prior to the publication of the above- referenced opinions, we may face regulatory actions or other sanctions from these regulatory agencies.

These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs.

Furthermore, if there are any other approvals, filings and/or other administration procedures to be obtained from or completed with the CSRC or other PRC regulatory agencies as required by any new laws and regulations for any of our future proposed offering of securities overseas or the listing of the ADSs, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies, which may have a material adverse effect on our business, financial condition or results of operations.

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

We are an offshore holding company conducting our operations in China through our PRC subsidiaries . We may make loans to our PRC subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our foreign invested subsidiaries in China.

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

In addition, a regulation related to security review on mergers and acquisitions of domestic enterprise by foreign investors issued by the MOFCOM that became effective in September 2011 specifies that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In December 2020, the NDRC and the MOFCOM further promulgated the Foreign Investment Security Review Measures, which took effect on January 18, 2021. These measures require direct or indirect investment by foreign investors of PRC companies engaged in military-related or certain other industries be subject to security review before consummation of any such investment. “Certain other industries” refer to, among others, important transportation services, important culture products and services, important information technology and internet products and services, and important finance services that are crucial to national security. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Any disclosure of documents or information located in China to foreign agencies may be subject to jurisdiction constraints and must comply with China’s state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect our operations will be honored by us, by entities who provide services to us or with whom we associate, without violating PRC legal requirements, especially as those entities are located in China. Furthermore, under the current PRC laws, an on-site inspection of our facilities by any of these regulators may be limited or prohibited.

According to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC territory, and, without the consent by the PRC securities regulatory authorities and the other competent government agencies, no entity or individual may provide documents or materials related to securities business to a third party located outside the PRC. In addition, the Data Security Law and the Personal Information Protection Law provide that no entity or individual within the PRC territory may provide any foreign judicial body and law enforcement body with any data or any personal information stored within the PRC territory without the approval of the competent PRC government authority.

In April 2022, the CSRC released a Draft Circular on Strengthening the Confidentiality and Archives Administration Relating to Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), according to which, a domestic company shall obtain approval and making filings with relevant authorities when providing or publicly disclosing, by itself or through the overseas listing entity, any document or material which involves national secrets or institutional work secrets. Investigations, collections of evidence or inspections conducted on the domestic company, securities companies and securities service institutions proposed by overseas securities regulatory authorities and relevant competent departments shall be carried out through cross-border regulatory cooperation mechanism. Reporting to CSRC or relevant competent departments shall be made in advance before the domestic company, securities companies and securities service institutions cooperating with such investigation, inspection or providing documents or materials. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the U.S. may not be efficient in the absence of mutual and practical cooperation mechanism. While detailed interpretation of or implementation rules under these laws are yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests.

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

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm's audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be delisted and our ADSs and Class A ordinary shares may be prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our ADSs or Class A ordinary shares on a non-U.S. exchange or that a market for our ADSs or Class A ordinary shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the Holding Foreign Companies Accountable Act, or the HFCAA has been signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our Class A ordinary shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. Accordingly, under the current law this could happen in 2024.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA (the “Final Amendments”). The Final Amendments include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCAA.

On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. The HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected.

In March 2022, the SEC issued its first “Conclusive list of issuers identified under the HFCAA” indicating that those companies are now formally subject to the delisting provisions if they remain on the list for three consecutive years. We anticipate being added to the list shortly after the filing of this annual report. Additionally, whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ended December 31, 2023, which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on factors out of our and our auditor’s control. If our auditor is unable to be inspected in time, we could be delisted from the NASDAQ and our ADSs will not be permitted for trading “over-the-counter” either. Such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. In addition, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would materially and adversely affect our business, financial condition, and prospects.

The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from over-the-counter trading or delisted. If this bill were enacted, our ADS could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. in 2023.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, or the AHFCA Act, which, if enacted into law, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years, instead of three consecutive years as currently enacted in the HFCAA.

On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022 which includes the exact same amendments as the bill passed by the Senate. The America Competes Act however includes a broader range of legislation not related to the HFCAA in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all.

In the case that the bill becomes the law, it will reduce the time period before our ADSs could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. from 2024 to 2023.

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

Since the ADSs became listed on Nasdaq on September 12, 2018, the trading price of the ADSs has ranged from US$1.63 to US$45.88. The trading prices of the ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the trading prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the trading price of the ADSs.

In addition to the above factors, the price and trading volume of the ADSs may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us, our consumers or our industry;
●	conditions in the online healthcare industry and the public perception of the legitimacy and ethics of certain business practices of our competitors or other market players within the industry;
●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;
●	changes in the economic performance or market valuations of other online healthcare platforms;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;
●	additions to or departures of our senior management;
●	detrimental negative publicity about us, our management or our industry;
●	the potential delisting pursuant to the HFCAA;
●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;
●	allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes; inadequate corporate governance policies, or allegations of fraud, among other things, involving China-based issuers;
●	release or expiry of any transfer restrictions on our outstanding ordinary shares or the ADSs; and
●	sales or perceived potential sales of additional ordinary shares or ADSs.

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

As of March 31, 2022, our founders, Dr. Gang Yu and Mr. Junling Liu, beneficially own all of our issued and outstanding Class B ordinary shares. These Class B ordinary shares constitute approximately 43.2% of our total outstanding share capital and 92.0% of the aggregate voting power of our total outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Sales of ADSs in the public market, or the perception that these sales could occur, could cause the trading price of the ADSs to decline. As of March 31, 2022, we have 166,543,166 ordinary shares outstanding, including 94,543,166 Class A ordinary shares. All of our ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining Class A ordinary shares will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

As of March 31, 2022, our directors and officers collectively owned an aggregate of 92.0% of the total voting power of our outstanding ordinary shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

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

We adopted our 2016 share incentive plan, or the 2016 Plan, in 2016 to promote our success and the interests of our shareholders by providing a means through which we may grant equity-based incentives to attract, motivate, retain and reward certain officers, employees, directors, consultants and other eligible persons and to further link the interests of recipients with those of our shareholders generally. We adopted certain share incentive policies in December 2013 and August 2014, or the 2013 Policy and the 2014 Policy, respectively. Since the adoption of the 2016 Plan, we stopped granting awards under the 2013 Policy or the 2014 Policy, although the outstanding awards under the 2013 Policy and the 2014 Policy are still being administered under their respective policies. In August 2018, we adopted our 2018 Share Incentive Plan, or the 2018 Plan, which replaced the 2016 Plan in its entirety. Upon the effectiveness of the 2018 Plan, we no longer grant any awards under the 2016 Plan. Outstanding awards granted under the 2016 Plan will remain effective and be subject to the terms and conditions of the 2018 Plan. Under the 2016 Plan, we were authorized to grant options to purchase ordinary shares of our company. The maximum number of ordinary shares which may be issued pursuant to all awards under the 2013 Policy, the 2014 Policy and the 2016 Plan is 13,671,109. Under the 2018 Plan, the maximum number of our shares that may be issued pursuant to all awards is 13,671,109, plus an annual increase on the first day of each fiscal year during the ten-year term of the 2018 Plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to the lesser of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by our board of directors. As of the date of this annual report, options to purchase 7,212,287

Class A ordinary shares and 60,000 restricted share units are granted and outstanding under the 2013 Policy, the 2014 Policy and the 2016 Plan, and options to purchase 2,232,198 Class A ordinary shares and 4,175,604 restricted share units are granted and outstanding under the 2018 Plan. We recognized share-based compensation expenses in the amount of RMB54.3 million, RMB75.7 million and RMB145.6 million (US$22.8 million) in 2019, 2020 and 2021, respectively. See “Item 6. Directors, Senior Management and Employees—B. Compensation.” We believe the granting of share-based compensation is of significant importance to our ability to attract, retain and incentivize key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Based on the composition of our income and assets and the estimated value of our assets, including goodwill, which is based on the price of our ADSs, we believe that we were not a PFIC for our taxable year ended on December 31, 2021. However, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in large part, by reference to the market price of the ADSs, which has been and may continue to be volatile). Therefore, the risk of us being or becoming a PFIC will increase if during any taxable year our ADS price declines significantly.

Moreover, it is not entirely clear how the contractual arrangements for 2021 between our subsidiary, our variable interest entities and the shareholders of our variable interest entities should be treated for purposes of the PFIC rules, and we may have been a PFIC if our variable interest entities were not treated as owned by us for these purposes. In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. We also hold a substantial amount of cash. Accordingly, there can be no assurance that we will not be a PFIC for our 2022 or any future taxable year. If we were a PFIC for any taxable year during which a U.S. taxpayer holds ADSs or ordinary shares, the U.S. taxpayer generally would be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions,” and additional reporting requirements. See “Item 10. Additional Information—10.E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

Through 1 Pharmacy Technology, we obtained control over Yihao Pharmacy, Yihao Pharmaceutical Chain and Shanghai Yaowang, or collectively, the previous variable interest entities, based on a series of contractual arrangements. In February 2022, we obtained direct equity ownership in all of our previous variable interest entities through terminating such contractual arrangements, the details of which are described in the paragraphs below.

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

On August 17, 2020, 1 Pharmacy Technology completed the capital injection from new investors with an aggregate of RMB419.82 million (approximately US$60.49 million). On December 22, 2020, 1 Pharmacy Technology completed another round of financing with an aggregate of RMB515 million (approximately US$78.75 million). In connection with each round of the capital injection, the investors agreed to take all necessary and reasonable steps to facilitate the proposed listing of 1 Pharmacy Technology on the STAR Market. In the event that 1 Pharmacy Technology’s proposed listing on the STAR Market is not completed before June 30, 2023 or the date otherwise agreed by 1 Pharmacy Technology and the investors in writing, such investors may choose to exercise their options to require the controlling shareholder of 1 Pharmacy Technology, Yao Wang, to redeem all or part of the equity interests then owned by such investors.

In May 2021, Yijianyikang Medical Technology (Shanghai) Co., Ltd. (“Yijianyikang”), a wholly owned subsidiary of 1 Pharmacy Technology, initiated the 1 Health Membership program to reward and nurture relationships with the pharmacies that purchase products from us. Since May 2021, Yijianyikang and 1 Pharmacy Technology have entered into cooperation agreements with pharmacies that enrolled in the program and those pharmacies’ shareholders. Pursuant to each of such cooperation agreement, Yijianyikang granted to the shareholders of the relevant pharmacy options to purchase a certain number of shares in Yijianyikang that will vest over a four-year vesting period, subject to certain predetermined annual purchase target. Under certain circumstances, the shares in Yijianyikang that can be acquired through the vesting of the options will be converted into the shares of 111, Inc. at a specified conversion rate.

We historically operated our business through contractual arrangements with variable interest entities, or VIEs, based in the PRC, namely Yihao Pharmacy, Yihao Pharmaceutical Chain and Shanghai Yaowang in which we did not directly own any equity interests. During the term of such contractual arrangements, we were able to consolidate the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP. In 2019, 2020 and 2021, the amount of revenues generated by the VIEs accounted for 83.6%, 55.1% and 40.6%, respectively, of our total net revenues. As of December 31, 2020 and 2021, the total assets of the variable interest entities, excluding amounts due from other companies in the Group, equaled to 29.4% and 31.8% of our consolidated total assets, respectively. In February 2022, we terminated the contractual arrangements between 1 Pharmacy Technology and the VIEs, and Mr. Yue Xuan and Ms. Jing Liu, who were the shareholders of Yihao Pharmacy, transferred their equity interests in Yihao Pharmacy to 1 Pharmacy Technology. Following such termination and share transfer, all of the VIEs became our subsidiaries in which we had direct equity ownership.

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

Recent Regulatory Development

Cybersecurity Review Measures

The PRC Data Security Law took effect on September 1, 2021, and numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of, or in addition to, the Cyber Security Law and Data Security Law. On December 28, 2021, the CAC and several other regulatory authorities in China jointly promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, (i) if the relevant activity affects or may affect national security, a CIIO that purchases network products and services, or an internet platform operator that conducts data process activities, shall be subject to the cybersecurity review, (ii) an application for cybersecurity review shall be made by an issuer who is an internet platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange, and (iii) relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security.

As of the date of this annual report, uncertainties still exist in relation to the interpretation and implementation of the Cybersecurity Review Measures. Although we have not been identified as a CIIO by any regulatory authority, we cannot rule out the possibility that we, or certain of our customers or suppliers, may be deemed as a CIIO. If we are deemed as a CIIO, our purchases of network products or services, if deemed to be affecting or may affect national security, will need to be subject to cybersecurity review, before we can enter into agreements with relevant customers or suppliers, and before the conclusion of such procedures, these customers will not be allowed to use our products or services, and we are not allowed to purchase products or services from our suppliers. For details of the associated risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may be expensive and may force us to make adverse changes to our business. Many of these laws and regulations are subject to changes and uncertain interpretations, and any failure to comply with these laws and regulations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm our business.”

As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC.

Privacy and Data Protection

The Personal Information Protection Law took effect on November 1, 2021, integrates the various rules with respect to personal information rights and privacy protection. Since September 2021, a series of laws and regulations relating to information security, privacy and data protection has been published. For more information about these laws and regulations, see “Item 4. Information on the Company—B. Business Overview— Regulations— Regulations relating to Internet Information Security and Privacy Protection.” For details of the associated risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may be expensive and may force us to make adverse changes to our business. Many of these laws and regulations are subject to changes and uncertain interpretations, and any failure to comply with these laws and regulations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm our business.”

Potential CSRC Approval and Filing Required for the Listing of Our ADSs

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities. These opinions call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As of the date of this annual report, no official guidance and related implementation rules have been issued in relation to these recently issued opinions and the interpretation and implementation of these opinions remain unclear at this stage.

On December 24, 2021, the CSRC published the draft Administrative Provisions of the State Council on the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Administrative Provisions, and the draft Measures for the Overseas Issuance and Listing of Securities Record-filings by Domestic Companies (Draft for Comments) for public comments. These draft regulations stipulate that PRC domestic companies that seek to offer and list securities in overseas markets directly or indirectly shall complete the filing procedures with and report relevant information to the CSRC. Pursuant to these drafts, if the issuer meets the following conditions, its offering and listing will be deemed as an “indirect overseas offering and listing by a PRC domestic company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC. The domestic enterprises should submit filing documents to CSRC within three business days after the submission of the application for overseas initial public offering, and after completing the filing procedures for an overseas initial public offering and listing, for the purposes of implementing and strengthening the CSRC’s supervision, the issuer will need to comply with continuous filing and reporting requirements after such offering and listing, among others, including the following: (i) reporting material events which arose prior to such offering and listing, (ii) filing for follow-on offerings after the initial offering and listing, (iii) filing for transactions in which the issuer issues securities for acquiring assets, and (iv) reporting material events after the initial offering and listing. However, the Draft Overseas Listing Regulations and the Draft Overseas Listing Measures were released for public comment only, there remains substantial uncertainty, including but not limited to its final content, adoption timeline, effective date or relevant implementation rules. As of the date of this annual report, we cannot predict the impact of these regulations on maintain the listing status of our ADSs and/or other securities, or any of our future offerings of securities overseas in a foreign country.

We cannot assure you that we will not be required to obtain the approval of or complete the filing with the CSRC or other regulatory authorities to maintain the listing status of our ADSs on the Nasdaq or to conduct overseas securities offerings in the future. For details of the associated risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.” We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC, or other PRC regulatory authorities required for overseas listings and securities offerings. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC in this regard.

B.   Business Overview

In 2010, our founders launched 1 Medicine Marketplace (1 药网 ), one of the first online retail pharmacies in China. Today, we provide hundreds of millions of consumers with better access to pharmaceutical products and medical services, directly through our online retail pharmacy and indirectly through our offline pharmacy network. In 2016, we commenced our online medical services through our internet hospital, 1 Clinic (1 诊 ), to provide consumers with cost-effective and convenient online consultation and electronic prescription services. Our online wholesale pharmacy, 1 Pharmacy (1 药城 ), serves as a one-stop shop for pharmacies, clinics and  hospitals , among others, to source a vast selection of pharmaceutical products.

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

Our S2B2C Model

Our S2B2C model refers to “Supply Chain Platform” to enable “Business” to better serve “Customers”. We developed this business model with unique advantages, unrivalled national sales network and coverage, fast growing partnerships with world class supply chain, and an ecosystem powered by its state-of-the-art digital platform to capitalize on this massive market.

We developed the supply chain infrastructure, the “S” that enables the model. Since our inception, we have built an innovative digital platform that would allow us to benefit from disrupting the status quo. Our supply chain infrastructure also encompasses the network of suppliers, pharmaceutical companies, distributors, marketplace vendors and other service providers.

This infrastructure is digitally connected to our rapidly growing network of retail pharmacies, one of the “B”s in our model, offering them the capability for vast selection of products and assortment, SaaS tools, CRM, cloud clinic, speedy home delivery services, all of which enable them to better serve customers with enhanced efficiency and the reduced cost. The same supply chain platform is also designed to bring value to doctors, the other “B” in our model. They are able to enjoy our service modules of cloud clinic, cloud pharmacy, doctor-patient platform to provide follow-up care to patients, which improves the doctor-patient experience and drives positive care outcomes. On our platform, geography will no longer be a limitation, preventing doctors from engaging and interacting with their patients. Conducting regular post-discharge consultation and online refill of medicine can help reduce readmissions by detecting and mitigating potential complications early.

Having established a robust foundation, we extended this model to bring value to patients, the “C” in S2B2C, by digitally connecting them to medicines and the healthcare services. Through our supply chain platform, doctors and pharmacies are able to leverage different service modules to offer a variety of services to patients.

We take great pride in creating a platform where customers from all around the country can enjoy either pure digital or a combination of online plus offline services, which leads to better health outcomes.

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

Our Offline Retail Pharmacy

We also operate a network of offline retail pharmacies branded as “Yi Hao Pharmacy,” mainly in Guangdong province, which enables us, as required by the relevant laws and regulations, to operate our online pharmaceutical retail businesses. As of December 31, 2021, we had 14 offline retail pharmacies in Guangzhou, Tianjin, Kunshan , Chongqing and Wuhan. Revenue contribution from our Yi Hao Pharmacies was insignificant in 2019, 2020 and 2021.

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

Customer Service and Satisfaction

Providing satisfactory customer services is a high priority. Our commitment to consumers is reflected in the high service quality provided by our customer service staff and speedy fulfillment and delivery services. We have high levels of customer satisfaction, as evidenced by a customer satisfaction rate over 99% on 1 Medicine Marketplace in 2021.

Our Products and Services to Pharmacies

We have enabled more than 385,000 offline pharmacies, as of December 31, 2021, to better serve their consumers. The pharmacy customers we serve include small and medium-sized retail pharmacy chains, independent pharmacies and in-house pharmacies within clinics and private hospitals, spanning across 31 provinces in China.

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

Our Direct Sales Model

We primarily conduct our wholesale distribution business through our direct sales model, where we procure pharmaceutical products from pharmaceutical companies or distributors and sell to our pharmacy customers. As of December 31, 2021, we directly sourced from 515 pharmaceutical companies . Leveraging our strong relationship with our suppliers, we offer a comprehensive selection of pharmaceutical products at market-competitive pricing. Under the direct sales model, we are responsible for the fulfillment and delivery of the products sold.

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

Our 1 Health Membership Program

We launched the 1 Health Membership program in May 2021 to reward and nurture relationships with the pharmacies that purchase products from us. Our 1 Health Membership program is a membership model that effectively connects pharmaceutical companies with pharmacies and patients to empower small-to-mid size pharmacy chains. As a crucial part of our S2B2C model, this program allows members who participate in this program to enjoy privileged benefits, including exclusive access to our vast selection and competitive prices, access to our proprietary systems that can help them manage inventory, optimize procurement process and improve product selection and assortment. The members are required to connect their ERP systems to our 1 Health Platform which is operated by Yijianyikang. We do not charge any membership fees. In order to incentivize these pharmacy chains to participate, the shareholders of the pharmacies that enrolled in the program were granted options to purchase a certain number of shares in Yijianyikang, one of our subsidiaries. For further details, see Item 4. Information on the Company-A. History and Development of the Company.” As of December 31, 2021, we had over 11,000 participating pharmacy stores.

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

Suppliers

We have an extensive network of suppliers, consisting primarily of pharmaceutical companies and distributors. As of December 31, 2021, we directly sourced from 515 pharmaceutical companies. We believe that competitive sources are readily available for substantially all of the merchandise we carry on our platform, and we have diversified our procurement sources to obtain more favorable terms and minimize our inventory risk.

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

Our Relationship with Pharmaceutical Companies and Key Suppliers

We have dedicated teams that work closely with our top suppliers, especially pharmaceutical companies, to strengthen our relationships with them. For the same product, the price from a pharmaceutical company is generally lower than from a distributor. We aim for qualification by major pharmaceutical companies as a “tier one” distributor so as to directly source from them. As of December 31, 2021, we have obtained such qualifications from 515 pharmaceutical companies and directly source from them. We also seek to cooperate with other “tier one” distributors who may have negotiated attractive prices for particular products. Our cooperation with these suppliers allows us to expand our product offerings and procure products manufactured by pharmaceutical companies without an established relationship with us. We intend to help pharmaceutical companies expand their end user base by leveraging our network of pharmacies. We also provide them with customized channel management services, as well as data flow, operational support, marketing, user data analysis and other value-added services. Together with pharmaceutical companies, we work to develop medical know-how including academic content and product trainings.

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

Fulfillment and Delivery

As of December 31, 2021, our fulfillment network consists of eight regional fulfillment centers strategically located in Guangzhou in Guangdong Province in Southern China, Kunshan in Jiangsu Province in Eastern China (which is within close proximity of Shanghai), Tianjin in Northern China, Chongqing in Western China, Wuhan in Central China, Fuzhou in Fujian Province in Southern China, Xi’an in northwest China and Shenyang in northeast China. In the future, we plan to further improve the automation level and operation efficiency of these fulfillment centers.

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

Technology and IT Infrastructure

Our proprietary technology is one of our core competitive advantages. As of December 31, 2021, our technology and IT team consisted of 295 employees, including core team members with extensive experience with leading internet, online retail and e-commerce companies in China. We have built our technology platform primarily relying on proprietary software and systems that we have developed in-house. We develop and maintain various online platforms that connect the respective systems of various participants in the healthcare ecosystem, enabling them to access our services and connect with other participants in the ecosystem. As a result, they are able to conveniently share information and conduct their operations efficiently over our platform.

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

In response to the recurrence of coronavirus (COVID-19), we have taken a series of initiatives , including :

●	1 Clinic has provided approximately 520,000 free medical consultations in 2021.
●	In February 2021, we provided pharmacies in Covid-affected northern regions (i.e., Jilin, Heilongjiang, Liaoning and Hebei Provinces) with PPEs and other related services.
●	In June 2021, we donated equipment, including surgical masks and disinfectants, through various charities in Guangzhou City.
●	In July 2021, 1 Clinic provided free online consultations to patients impacted by the severe flooding in Henan Province.
●	1 Clinic has partnered with the People’s Hospital of Wenjiang District, Chengdu City, to launch an initiative aimed at the prevention and treatment of hydatid disease. Partnership includes using our technologies to build a doctor-patient consultation platform to help doctors provide convenient, high quality medical services for ethnic Tibetans in Seda County, Sichuan Province.

In aspect of the consumer safety, we launched a collection program for expired medication to ensure safe disposal.

Meanwhile, we also adopted a series of environment-friendly measures aiming to reducing carbon emissions, including:

●	Proactive advocacy of the environmental philosophy of green lifestyles.
●	Paperless operations in goods arrival, stocking, picking, stock checking and other processes in the fulfillment centers.

●	Substantial reduction in the use of non-degradable consumables in the transportation and packaging process.

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

Intellectual Property

We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have registered 30 software copyrights with the PRC National Copyright Administration. We have 32 registered domain names, including 111.com.cn and yaoex.com. As of December 31, 2021, we had 281 registered trademarks, including our “1药网” trademark. As of the same date, we had 19 authorized patents in the areas of digital health, big data analytics, and SMART supply chain technology with the China National Intellectual Property Administration.

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

Regulation Relating to Foreign Investment

Investment in the PRC conducted by foreign investors and foreign-owned enterprises shall comply with the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which was first issued in 1995 and amended from time to time. The current effective Catalogue was promulgated by the MOFCOM and the NDRC in June 2017 and became effective in July 2017, and contains specific provisions guiding market access of foreign capital and stipulates in detail the areas of entry pertaining to the categories of encouraged foreign-invested industries, restricted foreign-invested industries and prohibited foreign-invested industries. The latter two categories are included in the negative list, which was first introduced into the Catalogue in 2017, and listed, in a unified manner, the restrictive measures for the entry of foreign investment. On December 27, 2021 and December 27, 2020, the MOFCOM and the NDRC jointly promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition) and the Catalog of Industries for Encouraged Foreign Investment (2020 Edition) respectively, to replace the former negative lists and the Catalogue, which took effect on January 1, 2022 and January 27, 2021 respectively. Any industry not listed in the Catalogue and the Negative List is a permitted industry and generally open to foreign investment unless specifically prohibited or restricted by PRC laws and regulations. According to the Negative List, value-added telecommunications services (with the proportion of foreign investment not exceeding 50%, except for e-commerce) and medical institutions (limited to sino-foreign equity joint venture or sino-foreign cooperative joint venture) are restricted for foreign investment. 1 Pharmacy Technology, our PRC subsidiary, is a foreign-invested enterprise and conducts technical services and consultation and sale of goods that falls in permitted industries for foreign investment. Wuhan Central China, our 70% owned PRC subsidiary, is an entity invested by a foreign-invested enterprise and conducts online B2B pharmaceutical e-commerce business which is classified as a type of value-added telecommunications services. It falls in the restricted foreign-invested industry but is not subject to the 50% foreign investment restriction. Our subsidiary Yihao Pharmaceutical Chain operates e-commerce business, which is classified as a type of value-added telecommunications services that falls within the restricted foreign-invested industry but is not subject to the 50% foreign investment restriction. Chengdu Yizhen Internet Hospital Co., Ltd., one of our PRC subsidiaries, operates internet hospital, which falls within the restricted foreign-invested industry. In March 2012, Sichuan Provincial Department of Health and Sichuan Provincial Department of Commerce promulgated the Administrative Measures of Sichuan Province on Sino-foreign Joint Venture and Cooperative Medical Institutions, which requires that the equity proportion or interest of Chinese investors in a joint venture or cooperative medical institution shall not be less than 10%. As of the date of this annual report, the equity proportion of Chinese investors in Chengdu Yizhen Internet Hospital Co., Ltd. is no less than 10%.

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

Our PRC subsidiary, 1 Pharmacy Technology, as a foreign-invested enterprise, is not subject to the special entry administrative measures and has filed with the competent commerce authority for its establishment and modification as requested. Certain of our PRC subsidiaries, including Wuhan Central China, Yihao Pharmaceutical Chain and Chengdu Yizhen Internet Hospital Co., Ltd., are entities that are directly or indirectly invested by a foreign-invested enterprise and conduct business falling within the restricted foreign-invested industry. As of the date of this annual report, Wuhan Central China and Chengdu Yizhen Internet Hospital Co., Ltd. have obtained the approval from, and made filing with, the competent commerce authority. Yihao Pharmaceutical Chain is in the process of cancelling its ICP/EDI License and reapplying for the EDI License due to the termination of the VIE structure which caused it to become a foreign-owned enterprise.

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

In December 2020, the NDRC and the MOFCOM further promulgated the Foreign Investment Security Review Measures, which took effect on January 18, 2021. These measures require direct or indirect investment by foreign investors in PRC companies engaged in military-related or certain other industries be subject to security review before consummation of any such investment. “Certain other industries” refer to, among others, important transportation services, important culture products and services, important information technology and internet products and services, and important finance services that are crucial to national security.

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

Yihao Pharmaceutical Chain owns the domain names, trademarks, and facilities that are necessary to operate its telecommunication business. Yihao Pharmaceutical Chain operates e-commerce business, which falls within the scope of online data processing and transaction processing (operating e-commerce), and therefore foreign investors are allowed to hold 100% of the equity of these two entities. We terminated the contractual arrangements between 1 Pharmacy Technology and each of the previous variable interest entities (i.e., Yihao Pharmacy, Yihao Pharmaceutical Chain and Shanghai Yaowang) to reduce the legal uncertainties associated with the VIE structure.

Internet Information Services and Online Data Processing and Transaction Processing Business

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

Pursuant to the Telecommunications Regulations and the Telecom Catalogue, an e-commerce operator shall obtain a license for value-added telecommunications services with the specification of online data processing and transaction processing business (e-commerce only) (the “EDI License”) from appropriate telecommunications authorities. Wuhan Central China has obtained the EDI License to operate e-commerce business and Yihao Pharmaceutical Chain is reapplying for the EDI License.

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

According to the Administrative Measures for the Supervision and Administration of Circulation of Pharmaceuticals, promulgated by the CFDA in January 2007 and effective in May 2007, pharmaceutical manufacture and operation enterprises and medical institutions shall be responsible for the quality of pharmaceuticals they manufacture, provide or use. The operation of prescription drugs is highly regulated under these rules. Prescription drugs may not be sold by pharmaceutical retail enterprises without valid prescriptions and an enterprise in violation of such restriction will be instructed to rectify any violation, given a disciplinary warning, and/or imposed a fine of no more than RMB1,000. In addition, a pharmaceutical manufacture or operation enterprise shall not sell prescription drugs directly to the public by post or over internet, and the enterprise in violation of such restriction shall be instructed to rectify, given a disciplinary warning, and fined the lesser of (i) two times the value of the pharmaceuticals sold and (ii) RMB 30,000. The Drug Administration Law abolishes the restriction on online sale of prescription drugs and adopts the principle of keeping online and offline sales consistent, which allows the qualified pharmaceutical enterprise to conduct online sale of drugs (including prescription drugs, but not certain special controlled drugs). In addition, the entity that operates a third-party online drug transaction platform shall be filed with relevant authority for drugs supervision and administration and responsible to examine the qualifications of the drug marketing permit holders and drug operation enterprises applying to operate on its platform, ensure that they meet legal requirements, and manage the drug operation behaviors occurring on the platform. However, as of the date of this annual report, none of the regulations or implementation rules regulating online drug sales have yet been promulgated and implemented, which may further introduce and impose certain conditions and restrictions to the online sale of drugs. Furthermore, the Administrative Standard of Pharmaceutical Operating Quality, promulgated by the CFDA in April 2000 and amended in 2012, 2015 and 2016, respectively, and the Administrative Measures for Identification of Pharmaceutical Operating Quality Administrative Standards, promulgated by the CFDA in April 2003 , which was replaced by the Administrative Measures for Drug Inspection (Trial) promulgated by the NMPA and became effective in May 2021, the pharmaceutical operation enterprise shall take effective quality control measures over the process of procurement, storage, transportation and sale of drugs in order to ensure their quality and the drug supervision and administration authorities shall have the right to inspect the compliance of relevant entities with laws and regulations in production, operation and use of drugs, the implementation of relevant quality management practice and the drug standards.

Medical Devices Operation

According to the Regulations on the Supervision and Administration of Medical Devices, which was promulgated by the State Council in January 2000 and amended in 2014 , 2017 and 2021, respectively, and the Supervision and Management Measures on Medical Devices Operation, which was promulgated by the CFDA in July 2014 and amended in 2017, business operations of medical devices are regulated based on the degree of risks involving the medical devices, which are divided into three categories. Operation of Class I medical devices does not require a license or record-filing, while operations of Class II medical devices and Class III medical devices are subject to record-filing and licensing requirements, respectively. An entity engaging in the operation of medical devices shall meet certain requirements with respect to its management system, personnel, facilities etc., and shall apply for approval to operate Class III medical devices and make record-filing with relevant governmental authority to operate Class II medical devices. The valid term of medical devices operation permit is five years.

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

In November 2017, the CFDA released a draft of the Administrative Measures for Supervision and Regulation of Online Drug Sales for public consultation, which aims to regulate online drug sales in the PRC. In February 2018 and November 2020, the CFDA also released two drafts for online drug sales for public consultation. All of the drafts stipulate that sellers and online platforms engaging in this business shall obtain relevant certificates or satisfy relevant conditions to guarantee the safety and quality of the drugs. Furthermore, according to the latest draft, the platform shall make record-filing with the counterparts of the NMPA at provincial level. In particular, only drug retail enterprises who satisfy the conditions for online sales of prescription drugs are allowed to display prescription drugs information to the public, and shall expressly indicate that the prescription drugs must be bought and used with prescriptions under the guidance of licensed pharmacist and other risk warning information. The newly revised Drug Administration Law in 2019 abolishes the restrictions on online sale of prescription drugs and only prohibits special types of drugs to be sold via the internet, including vaccines, blood products, anesthesia and psychiatric drugs, toxic drugs for medical use, radiative drugs, pharmaceutical precursor chemicals or other drugs subject to special administration. This new law adopts the principle of keeping the online and offline sales consistent, under which the entity conducting online sale of drug shall possess a valid license for medicine operation and the third-party platform provider shall examine the qualifications of the drug marketing permit holders and drug operation enterprises applying to operate on its platform, ensure that they meet legal requirements, and manage the drug operation behaviors occurring on the platform. In November 2021, the NMPA released a draft of the Administrative Measures for the Supervision and Administration of Pharmaceutical Operations and Use, or the Draft Pharmaceutical Operations and Use Measures, which stipulates that drugs operation enterprises selling drugs online shall abide by the relevant provisions of the Drug Administration Law and the relevant provisions on supervision and administration of online sales of drugs. However, as of the date of this annual report, the Draft Pharmaceutical Operations and Use Measures has yet to come into effect. It is uncertain when it will be signed into law and whether the final version will deviate substantially from the draft. In addition, as of the date of this annual report, none of the regulations or implementation rules regulating online drug sales have yet been promulgated and implemented, which may further introduce and impose certain conditions and restrictions to the online sale of drugs, including but not limited to the transaction method, qualifications and type of drugs, and there are substantial uncertainties with respect to their enactment timetable and final provisions.

In December 2017, the CFDA promulgated the Administration and Supervision Measures of Online Sales of Medical Devices, or the Online Medical Devices Sales Measures, which became effective in March 2018. According to the Online Medical Devices Sales Measures, enterprises engaged in online sales of medical devices must be medical device manufacture and operation enterprises with medical devices production licenses or operation licenses or being filed for record in accordance with laws, unless such licenses or record-filing is not required by laws and regulations, and the third-party platform for provision of online medical devices transaction services shall obtain an Internet Drug Information Services Qualification License. Either enterprises for online sales of medical devices or enterprises for provision of medical devices online transaction services shall take technical measures to ensure the data and materials of medical devices online sales are authentic, completed and retrospective, for example the records of sale information of medical devices shall be kept for two years after the valid period of the medical devices, and for no less than five years in case of no valid period, or be kept permanently in case of implanted medical devices. In March 2021, the NMPA released the Supervision and Management Measures on Medical Devices Operation (Revised Draft for Comment), according to which the registrant, filing party and operation enterprise of medical device and who engage in online sale of medical device shall apply for license or filing in accordance with this measures and shall inform relevant drug regulatory authority of the name, domain name, IP address of the websites and other relevant information, with an exception of operations of Class I medical devices or Class II medical devices which are exempted from operation filing. As of the date of this annual report, this revised draft has yet to come into effect.

Regulations Relating to Online Trading

The Measures for the Supervision and Administration of Online Trading promulgated by the SAMR in March 2021, or the Online Trading Measures, which became effective since May 2021 and replaced the Administrative Measures for Online Trading, or Online Trading Measures promulgated by the SAIC in January 2014, stipulates the obligations of online trading operators, including the online trading platform operators, operators within the platform, self-built website operators and online trading operators that carry out online trading activities through other network services. Social networking, live streaming or other network services providers provide online business premises, commodity browsing, order generation, online payment or other online trading platform services for operators shall fulfill the obligations of online trading platform operators in accordance with the law. The MOFCOM promulgated the Provisions on the Procedures for Formulating Transaction Rules of Third Party Online Retail Platforms (Trial) in December 2014, which became effective in April 2015, to guide and regulate the formulation, revision and enforcement of transaction rules by online retail third-party platforms operators. These measures impose more stringent requirements and obligations on third-party platform operators. For example, third-party platform operators are obligated to make public and file their transaction rules with MOFCOM or their respective provincial counterparts, examine and register the legal status of each third-party merchant selling products or services on their platforms and display on a prominent location on a merchant’s webpage the information stated in the merchant’s business license or a link to its business license. Where third-party platform operators also act as online distributors, these third-party platform operators must make a clear distinction between their online direct sales and sales of third-party merchant products on their third-party platforms. Furthermore, in August 2018, the SCNPC promulgated the E-Commerce Law, which took effect on January 1, 2019 and aims to regulate the e-commerce activities conducted within the territory of the PRC. According to the E-Commerce Law, e-commerce operators shall comply with the principles of voluntariness, equality, fairness, and good faith, abide by laws, observe business ethics, equally participate in market competition. It further strengthened the performing obligations of e-commerce operators regarding to the protection of consumers’ rights and interests, environmental protection, intellectual property protection, and the protection of cyberspace safety and personal information, and also emphasized the commitment by e-commerce operators over the quality of products and services.

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

Regulations Relating to the Medical Industry

Medical Institution

The Administrative Regulations on Medical Institutions was promulgated by the State Council in February 1994 and amended in 2016 to regulate all medical institutions, such as hospitals, health centers, sanatoriums, out-patient departments, clinics and health posts (rooms) as well as first-aid stations. The establishment of medical institutions by the entity or individual shall be subject to examination and approval of the health administrative authorities at the county level or above and medical institutions must obtain the approval certificate to establish the medical institution. Furthermore, the medical institution shall also register with competent health administrative authorities for practice and operation, and obtain the License for Practicing of Medical Institutions after examination by competent health administrative authorities. Chengdu Yizhen Internet Hospital Co., Ltd. has obtained a License for Practicing of Medical Institutions, and Guangdong Yihao Pharmaceutical Chain Co., Ltd. Dongshan Branch Traditional Chinese Medicine Clinic has obtained Licenses for Practicing of Medical Institution only for traditional Chinese medicine and internal medicine.

According to the Notice on Issuance of the Opinions on the Pilot of Promoting Clinics Development issued by the MOF, the MOHRSS and the NHSA in April 2019, the pilot program of promoting clinic development was suggested be implemented in 10 cities, where the establishment of such clinics would not be subject to examination and approval but filing with relevant health administrative authorities. According to the Decision of the State Council on Amending and Repealing Some Administrative Regulations, since May 2022, all clinics will be allowed to practice after completing filing procedures instead of obtaining the License for Practicing of Medical Institutions.

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

In July 2018, the NHC and the SATCM issued the Administrative Measures for Online Diagnosis and Treatment (Trial), the Administrative Measures for Internet Hospitals (Trial), or the Internet Hospital Administrative Measures and the Administrative Standards for Remote Diagnosis (Trial). According to these measures and standards, internet hospitals including the internet hospitals used as second name of a physical medical institution and the internet hospitals established independently while relying on a physical medical institution, and are subject to access restrictions. The application for establishment of internet hospitals shall be submitted to the registration department of the physical medical institution. The Internet Hospital Administrative Measures also provide the basic standards for internet hospitals, including the requirements for diagnosis subjects, department settings, staffs, buildings and facilities, rules and regulations. In October 2021, the NHC released a draft of the Detailed Rules on Supervision and Administration of Internet Diagnosis and Treatment, which provides detailed implementation rules of supervision and administration on the medical institutions, practitioners, operations and quality and safety of internet diagnosis and treatment. As of the date of this annual report, this draft has yet to come into effect.

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

In July 2021, the NHSA promulgated the Opinions on Optimizing the Convenient Services in Medical Insurance Sector, to promote standardized and normalized construction of healthcare services, deepen the reform of “go once at most” on healthcare services, propel “internet + Healthcare”, optimize the transfer and connection of medical insurance relations and medical settlement of different places, promote nearest medical insurance handling services, optimize the agreement management of designated medical institutions, improve the medical insurance handling and management service system, strengthen data support of medical insurance services, create demonstration window for medical insurance handling services and crack down on insurance fraud in medical insurance sector.

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

In August 2021, the SCNPC promulgated the Law on Medical Practitioners of the People’s Republic of China, or the Medical Practitioners Law, which became effective in March 2022 and replaced the Licensed Medical Practitioners Law. According to the Medical Practitioners Law, medical practitioners who practice regularly in two or more medical and health institutions shall mainly practice in one of the institutions, and shall go through relevant procedures provided by the State. Medical practitioners may, in accordance with the relevant provisions of the State and with the consent of their medical and health institutions, provide medical and health services for some of the common diseases, chronic diseases and other appropriate diseases through the internet or other information technologies. The State supports telemedicine cooperation among medical and health institutions through the internet or other information technologies.

Regulations Relating to Food Business

General Administration on Food Operation

The Food Safety Law of the People’s Republic of China, which was effective as from June 2009 and amended by the SCNPC in April 2015 , December 2018 and April 2021 and became effective in April 2021, and the Implementation Regulations of the Food Safety Law of the PRC, which took effect as from July 2009 and were amended by the State Council in 2016 and 2019, regulate food safety and set up a system of the supervision, monitoring and evaluation of food safety and adopt food safety standards. The State Council implements a licensing system for the food production and transaction. To engage in food production, sale or catering services, the business operator shall obtain a license in accordance with the laws , with an exception for sales of edible agricultural products or prepackaged food. Sales of prepackaged food shall be filed with relevant food safety administrations. Furthermore, the State Council implements strict supervision and administration for special categories of foods such as healthcare food, special formula foods for medical purposes and infant formula.

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

Administration on Internet Advertisement

In April 2015, the SCNPC enacted the Advertising Law of the People’s Republic of China, or the Advertising Law, which became effective in September 2015 and was amended in October 2018 and April 2021. The Advertising Law regulates commercial advertising activities in the PRC and sets out the obligations of advertisers, advertising operators, advertising publishers and advertising spokespeople, and prohibits any advertisement from containing any obscenity, pornography, gambling, superstition, terrorism or violence-related content. Any advertiser in violation of such requirements to advertisement content will be ordered to cease publishing such advertisements and imposed a fine ranging from RMB200,000 to RMB1,000,000; in severe circumstances, the business license of such advertiser may be revoked, and the relevant authorities may revoke the approval document for advertisement examination and refuse to accept applications submitted by such advertiser for one year. In addition, any advertising operator or advertising publisher in violation of such requirements will be imposed a fine ranging from RMB200,000 to RMB1,000,000, and the advertisement fee received will be confiscated; in severe circumstances, the business license of such advertising operator or advertising publisher may be revoked.

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

The Interim Measures for Administration of Internet Advertising, or the Internet Advertising Measures regulating the internet-based advertising activities, were adopted by the SAIC in July 2016 and became effective in September 2016. According to the Internet Advertising Measures, internet advertisers are responsible for the authenticity of the advertisements content and all online advertisements must be marked “Advertisement” so that viewers can easily identify them as such. In November 2021, the SAMR released a draft of Measures for Administration of Internet Advertising, or the Draft Internet Advertising Measures, which stipulated the obligations of the advertisers, the internet advertising operators and the internet information service providers. The internet information service providers refer to the natural persons, legal persons or other organizations that provide information services through the internet but are not involved in the design, production, agency, release or other activities of internet advertising. According to the Draft Internet Advertising Measures, advertisements for medical treatment, drugs, formula foods for special medical purposes, medical devices or health food shall not be broadcast live on the internet. As of the date of this annual report, the Draft Internet Advertising Measures has yet to come into effect.

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

In addition, the PRC Data Security Law took effect in September 2021. The Data Security Law establishes a tiered system for data protection in terms of their importance. Data categorized as “important data,” which will be determined by governmental authorities in the form of catalogs, are required to be treated with higher level of protection. Specifically, the Data Security Law provides that operators processing “important data” are required to appoint a “data security officer” and a “management department” to take charge of data security. In addition, such operator is required to evaluate the risks of its data activities periodically and file assessment reports with relevant regulatory authorities. Numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of, or in addition to, the Cyber Security Law and Data Security Law. For example, Regulations on the Security Protection of Critical Information Infrastructure, or the CII Protection Regulations, became effective in September 2021. According to the CII Protection Regulations, critical information infrastructure, or the CII, refers to any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservancy, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in the case of damage, function loss or data leakage. Regulators supervising specific industries are required to formulate detailed guidance to identifies CII in the respective sectors, and a critical information infrastructure operator, or a CIIO, must take the responsibility to protect the CII’s security by performing certain prescribed obligations. For example, CIIOs are required to conduct network security test and risk assessment, report the assessment results to relevant regulatory authorities, and timely rectify the issues identified at least once a year. As of the date of this annual report, we have not been identified by a CIIO by the relevant regulatory authority.

In September 2021, the CAC, the MIIT, and other governmental authorities issued Guidance on Strengthening the Comprehensive Governance of Internet Information Service Algorithms, which propose improving algorithm security governance mechanism and promoting algorithm filing. In December 2021, the CAC promulgated the Administrative Provisions on Internet Information Service Algorithm Recommendation, which became effective in March 2022 and implements classification and hierarchical management for algorithm recommendation service providers based on various criteria, and stipulates that algorithm recommendation service providers with public opinion attributes or social mobilization capabilities shall file with the CAC within ten business days from the date of providing such services. The MIIT published the draft of Data Security Management Measures in the Field of Industry and Information Technology (Trial) in September 2021 and February 2022, which requires the industrial and telecom data processors to further implement data classification and hierarchical management, take necessary measures to ensure that data remains effectively protected and being lawfully applied and conduct data security risk monitoring. As of the date of this annual report, the draft measures have not been formally adopted.

In July 2013, the MIIT issued the Provisions on Protecting Personal Information of Telecommunication and Internet Users to further define the personal information of user to include user name, birthday, identification number, address, phone number, account, passcode, and others that may be used to identify the user solely in addition to other information such as location and service time of users. Furthermore, according to the interpretations issued by the Supreme People’s Court and the Supreme People’s Procuratorate in May 2017, personal information means various information recorded electronically or through other manners, which may be used to identify individuals or activities of individuals, including but not limited to the name, identification number, contact information, address, user account and passcode, property ownership and location tracking. According to the Announcement on Launching Special Crackdown against Illegal Collection and Use of Personal Information by Apps promulgated by the CAC, the MIIT and the Ministry of Public Security of the People’s Republic of China in January 2019, application operators shall strictly perform their obligations under the Cyber Security Law when collecting and using personal information, be responsible for the security of personal information obtained, and take effective measures to strengthen personal information protection. In July 2020, the MIIT issued the Notice on Carrying out Special Rectification Actions in Depth against the Infringement on Users’ Rights and Interests by Apps to urge app service providers, among others, to strengthen the protection of users’ personal information in relation to the download and usage of apps. In March 2021, the CAC the MIIT, the Ministry of Public Security of the PRC and the SAMR jointly issued the Provision on Scope of Necessary Personal Information for Common Types of Mobile Internet Applications to further provide guidance over personal information security and privacy protection.

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

In October 2021, the CAC published the Safety Assessment Measures for Data Outbound Transfer (Draft for Comments), which stipulate that the data processors who transfer important data and personal information that are collected and generated within the territory of the People’s Republic of China outbound should be subject to security assessment. The draft measures further stipulate the process and requirements for the security assessment. In November 2021, the CAC published the Regulations of Internet Data Security Management (Draft for Comments), which further regulate the internet data processing activities and emphasis the supervision and management of network data security, and further stipulate the obligations of internet platform operators, such as establish a system for disclosure of platform rules, privacy policies and algorithmic strategies related to data, and timely disclosure of formulation procedures and adjudication procedures and more. As of the date of this annual report, these drafts have been released for public comment only and have not been formally adopted. The final provisions and the timeline for its adoption are subject to changes and uncertainties.

The Personal Information Protection Law took effect in November 2021, integrates the various rules with respect to personal information rights and privacy protection and applies to the processing of personal information within mainland China as well as certain personal information processing activities outside mainland China, including those for the provision of products and services to natural persons within China or for the analysis and assessment of acts of natural persons within China.

Furthermore, in December 2021, the CAC and several other administrations jointly promulgated the amended Cybersecurity Review Measures, or the Cybersecurity Review Measures, which took effect in February 2022. Pursuant to the Cybersecurity Review

Measures, where the relevant activity affects or may affect national security, a CIIO that purchases network products and services, or an internet platform operator that conducts data process activities, shall be subject to the cybersecurity review. The Cybersecurity Review Measures also expands the cybersecurity review requirement to cover “internet platform operators” in possession of personal information of over one million users if such operators intend to list their securities in a foreign country. Additionally, relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an internet platform operator’s network products or services or data processing activities affect or may affect national security. In November 2021, Measures on Network Data Security Management (Draft for Comment), or the Draft Measures on Network Data, was proposed by the CAC for public comments until December 13, 2021. The Draft Measures on Network Data requires data processors to apply for cybersecurity review in accordance with the relevant laws and regulations for carrying out activities including but not limited to: (i) a merger, reorganization, or division to be conducted by an Internet platform operator who has amassed a substantial amount of data resources that concern national security, economic development or the public interest, which will or may impact national security; (ii) an overseas initial public offering to be conducted by a data processor processing the personal information of more than one million individuals; (iii) an overseas initial public offering in Hong Kong to be conducted by a data processor, which will or may impact national security; and (iv) other data processing activities that will or may have an impact national security. Any failure to comply with such requirements may subject us to, among others, suspension of services, fines, revoking relevant business permits or business licenses and penalties. The Draft Measures on Network Data was released for public comment only, there remains substantial uncertainty, including but not limited to its final content, adoption timeline, effective date or relevant implementation rules.

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

C.   Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, consolidated affiliated entities and subsidiaries of consolidated affiliated entities as of the date of this annual report on Form 20-F:

(1)         The shareholders of 1 Pharmacy Technology include Yao Wang Corporation Limited (86)% and various investors (14)% who purchased shares in 1 Pharmacy in connection with capital injection. See “Item 4. Information on the Company —A. History and Development of the Company.”

(2)         Guangdong Yihao Pharmacy Co., Ltd., Guangdong Yihao Pharmaceutical Chain Co., Ltd. and Shanghai Yaowang E-Commerce Co., Ltd. were our VIEs prior to the termination of the contractual arrangements and transfer of equity interests in February 2022, at which time these entities became our directly owned subsidiaries.

(3)	The shareholders of Wuhan Central China Drug Trading Co., Ltd. include 1 Pharmacy Technology (70%) and Wuhan Zall Venture Capital Co., Ltd. (30%).

D.   Property, Plant and Equipment

As of December 31, 2021, we leased office space in Shanghai with an area of approximately 5, 589.3 square meters. As of December 31, 2021, we also leased office space in Beijing, Chengdu, Chongqing, Tianjin, Hefei, Fuzhou, Xi’an, Guangzhou and Shenyang with a total area of approximately 4,889.3 square meters. In addition, we leased properties in various locations in China for operations of Yi Hao Pharmacies, with a total area of approximately 2, 953.7 square meters as of December 31, 2021. With respect to our fulfillment centers, we leased these facilities with a total area of approximately 228,934 square meters in Kunshan, Tianjin, Chongqing, Wuhan, Fuzhou, Xi’an , Shenyang and Zhaoqing as of December 31, 2021. We lease our premises from unrelated third parties under operating lease agreements.

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

We are building our core competencies in the areas of smart supply chain, cloud-based solutions, big data and medical expertise, and are reshaping the pharmaceutical value chain in China using our New Retail platform. Not only do we serve consumers directly through our online retail pharmacy, we also enable more than 13 offline pharmacies to better serve their consumers as of December 31, 2021. Our online wholesale pharmacy, 1 Pharmacy, serves as a one-stop shop for pharmacies to source a vast selection of  pharmaceutical products.

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

Our revenue was RMB3.95 billion in 2019, RMB8.20 billion in 2020 and RMB12.43 billion (US$1.95 billion) in 2021, of which product revenues from the B2B segment were RMB3.29 billion, RMB7.49 billion and RMB11.84 billion (US$1.86 billion), respectively. Our net loss as a percentage of net revenues decreased from 12.7% in 2019 to 5.7% in 2020 and further to 5.0% in 2021.

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

Our Ability to Attract and Retain Consumers and Pharmacies

Our net revenues are dependent on our ability to attract and retain our consumers and pharmacies.

●	Consumers . Historically, our revenue growth was primarily driven by the sale of pharmaceutical and other health and wellness products through our online retail pharmacy to consumers. Steady and continued growth of our consumer base and their stickiness to our platform allows us to maintain a solid foundation for our business to continue to expand.
●	Pharmacies . Since we launched our online wholesale pharmacy, 1 Pharmacy, in May 2017, we have significantly increased the scale of our B2B business through the sale of pharmaceutical products to pharmacies. As of December 31, 2021, we have served more than 385,000 pharmacies, compared to over 329,000 pharmacies as of December 31, 2020 and 235,000 pharmacies as of December 31, 2019. We have also diversified the types of pharmacy customers we serve and have expanded our reach not only to independent pharmacies and pharmacy chains, but also to in-house pharmacies within clinics and private hospitals. We have thus far accumulated considerable offline pharmacy resources, which contributed to the increase of product revenues from the B2B segment to RMB11.84 billion (US$1.86 billion) in 2021. We expect to further expand our offline pharmacy market and to develop this revenue stream. Product revenues from the B2B segment contributed 83.3%, 91.3% and 95.3% to our total net revenues in 2019, 2020 and 2021, respectively.

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

Our Ability to Control Operating Costs and Expenses and Improve Efficiency

Our cost of products sold represents primarily the purchase price of products and inbound shipping charges if any, as well as inventory write-downs. As our business further grows in scale, we expect to obtain more favorable terms from suppliers, including pricing terms, credit period and volume-based rebates. In addition, we aim to create value for our suppliers, especially pharmaceutical companies, by providing an effective and transparent channel for selling large volumes of their products online and by offering them valuable data insights on market demand, customer preferences and supply chain information. We believe this value proposition will also help us deepen our relationships with suppliers, obtain favorable terms and reduce our procurement costs. Our selling and marketing expenses are a significant contributor to our operating costs and expenses, and they primarily consist of payroll, bonus and employee benefits of sales and marketing staff, advertising costs, agency fees and costs for promotional materials. In 2019, 2020 and 2021, selling and marketing expenses amounted to 8.6%, 4.9% and 4.1% of our total net revenues, respectively. We expect our selling and marketing expenses to remain substantial in absolute terms as we implement new business initiatives, such as deploying additional sales personnel to promote our 1 Pharmacy and our value-added services to pharmacies. As our business grows, we anticipate that our technology and fulfillment expenses will increase in absolute terms in the foreseeable future in light of our anticipated expansion and investment plans.

We continuously seek to streamline our operations and improve our supply chain and inventory management. Controlling costs and operating expenses to achieve optimal operating efficiency is important to our success. As our business grows in scale, we expect to have significant operating leverage and realize structural cost savings.

Key Components of Results of Operations

Net Revenues

The following table sets forth the components of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Product revenues
B2C	636,430	16.1	666,223	8.1	491,855	77,182	3.9
B2B	3,293,268	83.3	7,490,449	91.3	11,839,850	1,857,931	95.3
Sub total	3,929,698	99.4	8,156,672	99.4	12,331,705	1,935,113	99.2
Service revenues	22,355	0.6	46,485	0.6	94,197	14,782	0.8
Total	3,952,053	100.0	8,203,157	100.0	12,425,902	1,949,895	100.0

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

Our product revenues, in particular, those from B2B segment, have grown significantly and we expect continued growth as we attract more pharmacies as customers. Our product revenue from the B2B business segment in 2021 reached RMB11.84 billion (US$1.86 billion), representing a 58.1% increase from 2020, and our product revenue from the B2C business segment in 2021 reached RMB491.9 million (US$77.2 million), representing a 26.2% decrease from 2020.

Service revenues. Service revenues primarily consist of marketplace (MP) service fees we charge to marketplace sellers to which we provide access to 1 Medicine Marketplace where they are able to effectively sell their products. We charge marketplace sellers commission fees equal to an agreed percentage of the sales price of the product when a sale is completed and also charge marketplace sellers an annual non-refundable up-front fee for platform usage. We refer to these fees as MP service revenue. Since we launched our MP service, it has made substantial contribution to our service revenues. Our service revenues increased significantly by 102.6% from RMB46.5 million in 2020 to RMB94.2 million (US$14.8 million) in 2021, which was primarily attributable to an increase of RMB21.8 million (US$5.9 million) in B2B MP service revenues. We also generate service revenues by providing other ancillary services, mainly online medical consultation services for patients and digital marketing services for pharmaceutical companies. We expect our service revenues, although not a material contribution to our net revenues currently or in the near future, to grow as we expand our online marketplace and increase the service coverage of our cloud-based solutions, such cloud prescription services and data services to more pharmacies and pharmaceutical companies.

Operating costs and expenses

The following table sets forth the components of our operating costs and expenses by amounts and percentages of total operating costs and expenses for the periods presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating costs and expenses:
Cost of products sold	(3,786,870)	85.2	(7,837,325)	90.3	(11,804,807)	(1,852,432)	90.3
Fulfillment expenses	(128,996)	2.9	(226,930)	2.6	(355,836)	(55,838)	2.7
Selling and marketing expenses	(340,562)	7.6	(399,610)	4.6	(513,146)	(80,524)	3.9
General and administrative expenses	(123,501)	2.8	(128,226)	1.5	(206,981)	(32,480)	1.6
Technology expenses	(61,902)	1.4	(92,080)	1.1	(189,284)	(29,703)	1.4
Other operating (expenses) income, net	(3,735)	0.1	7,703	(0.1)	2,012	316	0.1
Total	(4,445,566)	100.0	(8,676,468)	100.0	(13,068,042)	(2,050,661)	100.0

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

Technology expenses. Technology expenses primarily consist of technology infrastructure expenses, payroll, bonus and benefits of the employees, and costs associated with the computer, storage and telecommunications infrastructure for use in technology department. We expect our technology expenses to grow in absolute terms as we expand our technology team, enhance our big data analytics capabilities and develop new features and applications to better serve various participants in the healthcare ecosystem, but to decrease as a percentage of our total net revenues as we are able to leverage the scale of our business as we continue to grow.

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

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Net Revenues:
Product revenues	3,929,698	99.4	8,156,672	99.4	12,331,705	1,935,113	99.2
Service revenues	22,355	0.6	46,485	0.6	94,197	14,782	0.8
Total net revenues	3,952,053	100.0	8,203,157	100.0	12,425,902	1,949,895	100.0
Operating costs and expenses:
Cost of products sold	(3,786,870)	(95.8)	(7,837,325)	(95.5)	(11,804,807)	(1,852,432)	(95.0)
Fulfillment expenses	(128,996)	(3.3)	(226,930)	(2.8)	(355,836)	(55,838)	(2.9)
Selling and marketing expenses(1)	(340,562)	(8.6)	(399,610)	(4.9)	(513,146)	(80,524)	(4.1)
General and administrative expenses(1)	(123,501)	(3.1)	(128,226)	(1.6)	(206,981)	(32,480)	(1.7)
Technology expenses(1)	(61,902)	(1.6)	(92,080)	(1.1)	(189,284)	(29,703)	(1.5)
Other operating (expenses) income, net	(3,735)	(0.1)	7,703	0.1	2,012	316	—
Total operating costs and expenses	(4,445,566)	(112.5)	(8,676,468)	(105.8)	(13,068,042)	(2,050,661)	(105.2)
Loss from operations	(493,513)	(12.5)	(473,311)	(5.8)	(642,140)	(100,766)	(5.2)
Interest income	4,802	0.1	6,312	0.1	9,776	1,534	0.1
Interest expense	(3,622)	(0.1)	(8,817)	(0.1)	(5,488)	(861)	—
Foreign exchange (loss) gain	(10,328)	(0.2)	5,547	0.1	1,937	304	—
Other income, net	834	—	3,161	—	14,890	2,337	0.1
Loss before income taxes	(501,827)	(12.7)	(467,108)	(5.7)	(621,025)	(97,452)	(5.0)
Income tax expense	—	—	—	—	—	—	—
Net loss	(501,827)	(12.7)	(467,108)	(5.7)	(621,025)	(97,452)	(5.0)

(1)         Share-based compensation expenses are allocated to operating expense line items as follows:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
General and administrative expenses	25,412	22,727	69,718	10,940
Selling and marketing expenses	24,772	40,562	50,532	7,930
Technology expenses	4,097	12,406	25,343	3,977
Total	54,281	75,695	145,593	22,847

The Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

Net Revenues

Our net revenues increased by 51.5% from RMB8.20 billion in 2020 to RMB12.43 billion (US$1.95 billion) in 2021. This increase was primarily due to the significant increase in product revenues from B2B segment. Our net revenues experienced consistent monthly growth and are significantly impacted by the annual and mid-year e-commerce festivals.

Product Revenues by Segment. Product revenues increased by 51.2% from RMB8.16 billion in 2020 to RMB12.33 billion (US$1.94 billion) in 2021, due to an increase in the number of offline customers through which more products were sold. We experienced a significant increase in product revenues from B2B segment, which increased by 58.1% to RMB11.84 billion (US$1.86 billion) from RMB7.49 billion last year. Product revenues from B2C segment decreased by 26.2% to RMB491.9 million (US$77.2 million) from RMB666.2 million last year mainly attributable to a shift of resources to our B2B segment.

Service revenues. Our service revenues increased by 102.6% from RMB46.5 million in 2020 to RMB94.2 million (US$14.8 million) in 2021, which was primarily attributable to the increase of our B2B service revenues in 2021.

Segment Cost of Products Sold

Cost of products sold increased by 50.6% from RMB7,837.3 million in 2020 to RMB11,804.8 million (US$1,852.4 million) in 2021, in line with our overall revenue growth, which is primarily attributable to the growth of sales in the B2B segment.

Segment Profit/Loss

As a result of the foregoing, our segment profit from our B2C segment decreased by 21.4% from RMB139.3 million in 2020 to RMB109.4 million (US$17.2 million) in 2021 because of the decrease in our revenues from the B2C segment. Our segment profit from our B2B segment increased by 125.8% from RMB226.6 million in 2020 to RMB511.7 million (US$80.3 million) in 2021 mainly due to the optimization of our product mix, and such increase is also in line with the increase in our revenues from the B2B segment.

Operating Costs and Expenses

Our operating costs and expenses increased by 50.6% from RMB8.68 billion in 2020 to RMB13.07 billion (US$2.05 billion) in 2021, with increases in the following categories of operating expenses.

Cost of Products Sold. Our cost of products sold increased by 50.6% from RMB7.84 billion in 2020 to RMB11.80 billion (US$1.85 billion) in 2021, primarily due to our rapid revenue growth in B2B business.

Fulfillment Expenses. Our fulfillment expenses increased by 56.8% from RMB226.9 million in 2020 to RMB355.8 million (US$55.8 million) in 2021, primarily as a result of the growth in our B2B business and the increased investment on expanding our warehouse facilities. Fulfillment expenses accounted for 2.9% of net revenue in 2021 as compared to 2.8% last year.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 28.4% from RMB399.6 million in 2020 to RMB513.1 million (US$80.5 million) in 2021. The increase was primarily attributable to an increase in the number of sales staffs and expenses associated with the expansion of the B2B business. Selling and marketing expenses accounted for 4.1% of net revenue in 2021 as compared to 4.9% last year.

General and Administrative Expenses. Our general and administrative expenses increased by 61.4% from RMB128.2 million in 2020 to RMB207.0 million (US$32.5 million) in 2021. The increase was primarily due to increases in managerial staff and professional service fees. General and administrative expenses accounted for 1.7% of net revenue in 2021 as compared to 1.6% last year.

Technology Expenses. Our technology expenses increased by 105.6% from RMB92.1 million in 2020 to RMB189.3 million (US$29.7 million) in 2021, mainly due to our increased investments in technology solutions and infrastructure. Technology expenses accounted for 1.5% of net revenue in 2021 as compared to 1.1% last year.

Net Loss

As a result of the foregoing, we recorded a net loss of RMB621.0 million (US$97.5 million) in 2021 as compared to a net loss of RMB467.1 million in 2020.

The Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

Net Revenues

Our net revenues increased by 107.6% from RMB3.95 billion in 2019 to RMB8.20 billion in 2020. This increase was primarily due to the significant increase in product revenues from B2B segment. Our net revenues experienced consistent monthly growth and are significantly impacted by the annual and mid-year e-commerce festivals.

Product Revenues by Segment. Product revenues increased by 107.6% from RMB3.93 billion in 2019 to RMB8.16 billion in 2020, due to an increase in the number of offline pharmacies through which more products were sold. We experienced a significant increase in product revenues from B2B segment, which increased by 127.7% to RMB7.49 billion in 2020 from RMB3.29 billion in 2019. Product revenues from B2C segment increased by 4.7% to RMB666.2 million in 2020 from RMB636.4 million in 2019.

Service revenues. Our service revenues increased by 107.6% from RMB22.4 million in 2019 to RMB46.5 million in 2020, which was primarily attributable to the expansion of our B2B MP service in 2020.

Segment Cost of Products Sold

Cost of products sold increased by 107.0% from RMB3,786.9 million in 2019 to RMB7,837.3 million in 2020, in line with our overall revenue growth, which is primarily attributable to growth in sales and a change in revenue mix with a much higher proportion of B2B business.

Segment Profit/Loss

As a result of the foregoing, our segment profit from our B2C segment increased by 17.4% from RMB118.7 million in 2019 to RMB139.3 million in 2020, while our segment profit from our B2B segment increased by 387.1% from RMB46.5 million in 2019 to RMB226.6 million in 2020.

Operating Costs and Expenses

Our operating costs and expenses increased by 95.1% from RMB4.45 billion in 2019 to RMB8.68 billion in 2020, with increases in the following categories of operating expenses.

Cost of Products Sold. Our cost of products sold increased by 106.9% from RMB3.79 billion in 2019 to RMB7.84 billion in 2020, primarily due to growth in sales and a change in revenue mix with a much higher proportion of B2B business.

Fulfillment Expenses. Our fulfillment expenses increased by 75.9% from RMB129.0 million in 2019 to RMB226.9 million in 2020, primarily as a result of the growth in B2B business and the increased investment on expanding our warehouse facilities. Fulfillment expenses accounted for 2.8% of net revenue in 2020 as compared to 3.3% in 2019.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 17.3% from RMB340.6 million in 2019 to RMB399.6 million in 2020. The increase was primarily attributable to increase in sales staff and expenses associated with the expansion of B2B business. Selling and marketing expenses accounted for 4.9% of net revenue in 2020 as compared to 8.6% in 2019.

General and Administrative Expenses. Our general and administrative expenses increased by 3.8% from RMB123.5 million in 2019 to RMB128.2 million in 2020. The increase was primarily due to increases in managerial staff and professional service fees. General and administrative expenses accounted for 1.6% of net revenue in 2020 as compared to 3.1% in 2019.

Technology Expenses. Our technology expenses increased by 48.8% from RMB61.9 million in 2019 to RMB92.1 million in 2020, mainly due to increase in our technology staff and expenses associated with expansion of our business. Technology expenses accounted for 1.1% of net revenue in 2020 as compared to 1.6% in 2019.

Net Loss

As a result of the foregoing, we recorded a net loss of RMB467.1 million in 2020 and a net loss of RMB501.8 million in 2019.

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

China

Enterprise Income Tax. According to the EIT Law, which was promulgated on March 16, 2007 and amended in 2017 and 2018, and its implementing regulation, an income tax rate of 25% generally applies to all enterprises incorporated in the PRC, including our PRC subsidiaries. Under the EIT Law, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Although we do not believe that 111, Inc. or Yao Wang Corporation Limited should be considered as a PRC resident enterprise for PRC tax purposes, PRC income tax at a rate of 25% would generally be applicable to our worldwide income if we were to be considered a PRC resident enterprise.

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

Value-Added Tax. According to the Provisional Regulations of the PRC on Value-added Tax promulgated by the State council on December 13, 1993 and amended in 2008, 2016 and 2017, and the Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax which was promulgated by the MOF, and the STA on December 18, 2008 and became effective on January 1, 2009 and amended on October 28, 2011, all enterprises and individuals that engage in the sale of goods and services, the provision of tangible personal property leasing services or importation of goods shall pay value-added tax at different tax rates of 0%, 6%, 11% or 17% due to different business; in addition, the small-scale taxpayers shall be subject to tax rate of 3%, except as otherwise specified by the State Council. On April 4, 2018, the MOF and the STA issued the Notice on Adjusting Value-added Tax Rate, which became effective from May 1, 2018 and stipulates that the previous tax rate of 17%, 11% for the taxable sale activities or importing goods will be adjusted to 16% and 10% respectively. Moreover, on the same date, the MOF and the STA issued another notice to unify the criteria of small-scale value-added tax payers, which became effective from May 1, 2018. On March 20 2019, the MOF and the STA further issued the Notice on Adjusting Value-added Tax Rate, which became effective from April 1, 2019 and stipulates that the previous tax rate of 16%, 10% for the taxable sale activities or importing goods will be adjusted to 13% and 9% respectively. On November 16, 2011, the MOF and the STA promulgated a Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax in Shanghai, or Pilot Plan, which became effective on January 1, 2012 and stipulates that any entity in Shanghai that falls in the category of “selected modern service industries” was required to switch from being a business tax payer to become a value-added tax payer, who is permitted to offset expenses incurred in providing the relevant services it provides from the taxable income. The Pilot Plan was expanded to other regions in September 2012, and was further expanded nationwide beginning on August 1, 2013. The MOF and the STA subsequently promulgated several circulars in December 2013, April 2014 and March 2016 to further expand the scope of services which are to be subject to value-added tax instead of business tax.

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

B.   Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated by the issuance of preferred shares in private placements and our initial public offering in 2018. As of December 31, 2019, 2020 and 2021, we had RMB581.3 million, RMB1.19 billion and RMB661.4 million (US$103.8 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and demand deposits.

In addition, as of December 31, 2019, 2020 and 2021, we had nil, RMB300.2 million and RMB182.6 million (US$28.6 million), respectively, in short-term investments. Our short-term investments consist of structured deposits from commercial banks with guaranteed principal and variable interest rates indexed to the performance of underlying assets and fund products purchased from certain financial institutions with maturities within one year. Our operating cash flow and cash are also affected by our ability to manage our inventory effectively and to enhance our overall supply chain efficiency. We believe that our supply chain and effective inventory management, which have resulted in reduced inventory turnover days, support the growing scale of our business, free our valuable working capital and improve our liquidity.

In September 2019, 1 Pharmacy Technology entered into a credit agreement with China Merchant Bank (CMB) which provides a revolving credit facility that allows 1 Pharmacy Technology to borrow up to RMB100,000 for working capital purposes in one year. In October 2020, 1 Pharmacy Technology renewed the credit agreement that allowed 1 Pharmacy Technology to borrow up to RMB300,000 for working capital purposes within one year. In November 2021, 1 Pharmacy Technology entered into a new credit agreement that allowed 1 Pharmacy Technology to borrow up to RMB300,000 for working capital purposes within one year. Any draw down on the credit facility will be charged with interest at one-year loan prime rate published by People’s Bank of China plus 0.30%. The borrowings were guaranteed by Yihao Pharmacy. During the years ended December 31, 2020 and 2021, RMB229,666 and RMB331,837, respectively, were drawn on the above credit facility and RMB159,666 and RMB232,179, respectively, were repaid, with the balance of RMB100,000 and RMB199,658 outstanding as of December 31, 2020 and 2021, respectively. The interest rate range for the borrowings in 2020 and 2021 were from 4.10% to 4.35 % per annum.

In June 2020, 1 Pharmacy Technology entered into a credit agreement with Industrial Bank (IB) which provides a revolving credit facility that allows 1 Pharmacy Technology to borrow up to RMB100,000 for working capital purpose in one year. Any draw down on the credit facility will be charged with interest at one-year loan prime rate published by People’s Bank of China minus 0.35%. In June 2021, the credit agreement was renewed and allows 1 Pharmacy Technology to borrow up to RMB200,000 for working capital purpose in seven months. Any draw down on the credit facility will be charged with interest at one-year loan prime rate published by People’s Bank of China plus 0.78%. The borrowings in the years ended December 31, 2020 and 2021 were guaranteed by Yihao Pharmacy. During the years ended December 31, 2020 and 2021, RMB 9,850 and RMB 30,000 were drawn on this credit facility, RMB 9,850 were repaid in 2021, with the balance of RMB 9,850 and RMB 30,000 outstanding as of December 31, 2020 and 2021, respectively.

We entered into a revolving credit facility with China Zheshang Bank (CZB) that allows us to borrow up to RMB500,000 for working capital purposes since December 2018 and renewed in December 2020 which will expire in two years. Cash deposits or notes receivable are required to be pledged for any draw down of borrowings and notes payables from CZB. During 2020, Yihao Pharmacy repaid RMB65,081 borrowed from China Zheshang Bank (CZB) with no balance outstanding as of December 31, 2020. The interest rate for the borrowings in 2020 was 4.35% per annum. No loan with China Zheshang Bank (CZB) was entered in 2021. 1 Pharmacy Technology obtained a loan of RMB 40,000 from Shanghai Pudong Technology Financial Service Co., Ltd. with an annual interest rate of 8.5% in May 2020. The borrowing was guaranteed by Yihao Pharmacy. 1 Pharmacy Technology repaid RMB40,000 in 2021 with no balance outstanding as of December 31, 2021. 1 Pharmacy Technology also borrowed RMB10,000 from China Construction Bank (CCB) in 2020 and paid back in 2021. The loan agreement with CCB includes covenants that the debt to asset ratio of 1 Pharmacy Technology should be no more than 70%, and the liquidity ratio should be no less than 1.0. 1 Pharmacy Technology was in compliance with the covenants as of payment due date in 2021.

We also obtained loans from several other financial institutions. During the years ended December 31, 2020 and 2021, RMB109,250 and RMB45,000 were borrowed, RMB39,850 and RMB84,400 were repaid, with the balance of RMB69,400 and RMB30,000 outstanding as of December 31, 2020 and 2021, respectively. The interest rate range for the borrowings was from 3.50% to 4.60% per annum in 2020 and 4.15 % to 4.60% per annum in 2021.

After considering all facts available to us as of the date of this annual report, we believe that our current cash and cash equivalents, short-term investments and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months.

We intend to finance our long-term working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities. We may, however, need additional capital in the future to fund our continued operations in light of the perceived or actual impact of COVID-19 pandemic on domestic and global economy. We may also need additional cash if 1 Pharmacy Technology’s proposed listing on the STAR Market is not completed before June 30, 2023 or the date otherwise agreed, under which circumstance certain investors who are non-controlling shareholders of 1 Pharmacy Technology may require the controlling shareholder of 1 Pharmacy Technology, Yao Wang, to redeem all or part of the equity interests then owned by such investors in cash. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or the incurrence of convertible debt would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all, and the availability of financing options will be affected by the slowdown in the growth or contraction of the global or Chinese economies or any liquidity or credit drainage in the global or Chinese finance sectors if triggered by the COVID-19 pandemic. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may need additional capital but may not be able to obtain it on favorable terms or at all.”

Additionally, historically we have not been profitable or generated positive operating cash flows. We generated net loss of RMB467.1 million and RMB621.0 million (US$97.5 million) in 2020 and 2021, respectively. We recorded net cash operating outflows of RMB116.8 million and RMB688.8 million (US$108.1 million) in 2020 and 2021, respectively. If we are unable to achieve and sustain profitability, or if we continue to experience net cash operating outflows in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Our Industry—We have incurred operating losses in the past, and may not be able to achieve or maintain profitability in the future.”

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

The following table sets forth material amounts of cash and short-term investments disaggregated by currency denomination as of December 31, 2021 in each jurisdiction in which our affiliated entities are domiciled:

	PRC	Hong Kong	Cayman Islands

	(RMB in thousands)
Cash and short-term investments in RMB	755,953	70	—
Cash and short-term investments in US$	3,262	39,563	45,098

Cash Flows

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(512,382)	(116,777)	(688,837)	(108,092)
Net cash provided by (used in) investing activities	237,675	(324,669)	60,138	9,437
Net cash provided by financing activities	108,987	1,070,407	74,339	11,665
Net (decrease) increase in cash and cash equivalents, and restricted cash	(156,018)	620,812	(557,862)	(87,540)
Cash and cash equivalents, and restricted cash at the beginning of period	853,740	697,722	1,318,534	206,907
Cash and cash equivalents, and restricted cash at the end of period	697,722	1,318,534	760,672	119,367

Operating Activities

Net cash used in operating activities in 2021 was RMB688.8 million (US$108.1 million) and primarily consisted of our net loss of RMB621.0 million (US$97.5 million), as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustment for non-cash items primarily included RMB145.6 million (US$22.8 million) of share-based compensation, RMB46.0 million (US$7.2 million) of inventory write-down and RMB89.8 million (US$14.1 million) of noncash lease expense, partially offset by an increase in investment income of RMB7.8 million (US$1.2 million). In 2021, the principal items accounting for the changes in operating assets and liabilities were increase in inventories of RMB400.6 million (US$62.9 million), partially offset by an increase of RMB274.0 million (US$43.0 million) in accounts payable and an increase in accrued expense and other current liabilities of RMB120.9 million (US$19.0 million). The increases in accounts payable and inventory were primarily due to an increase in our inventory storage level to meet increased demands.

Net cash used in operating activities in 2020 was RMB116.8 million and primarily consisted of our net loss of RMB467.1 million, as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustment for non-cash items primarily included RMB75.7 million of share-based compensation, RMB24.2 million of inventory write-down and RMB39.3 million of noncash lease expense, partially offset by an increase in exchange loss of RMB5.5 million. In 2020, the principal items accounting for the changes in operating assets and liabilities were increase in inventories of RMB304.5 million, partially offset by an increase of RMB629.0 million in accounts payable and an increase in accrued expenses and other current liabilities of RMB111.3 million. The increases in accounts payable and inventory were primarily due to an increase in our inventory storage level to meet increased demands.

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

Investing Activities

Net cash used in investing activities in 2021 was RMB60.1 million (US$9.4 million), consisting primarily of purchases of short-term investments of RMB1,832.4 million (US$287.5 million), partially offset by proceeds from sale or maturity of short-term investments of RMB1,957.8 million (US$307.2 million).

Net cash used in investing activities in 2020 was RMB324.7 million, consisting primarily of purchases of short-term investments of RMB500.0 million, partially offset by proceeds from sale or maturity of short-term investments of RMB201.0 million.

Net cash provided by investing activities in 2019 was RMB237.7 million, consisting primarily of proceeds from sale or maturity of short-term investments of RMB863.1 million, partially offset by purchases of short-term investments of RMB601.0 million.

Financing Activities

Net cash provided by financing activities in 2021 was RMB74.3 million (US$11.7 million), consisting of proceeds from short-term bank borrowings of RMB406.8 million (US$63.8 million), partially offset by repayment of short-term bank borrowings of RMB376.4 million (US$59.1 million ), and proceeds from reverse factoring arrangement of RMB61.9 million (US$9.7 million), partially offset by repayment under reverse factoring arrangement of RMB15.0 million (US$2.4 million).

Net cash provided by financing activities in 2020 was RMB1,070.4 million, consisting of proceeds from redeemable non-controlling shareholders of a subsidiary of RMB934.8 million, proceeds from short-term bank borrowings of RMB398.8 million, proceeds from non-controlling shareholders of a subsidiary of RMB32.5 million and proceeds from ordinary shareholders of RMB6.3 million, partially offset by repayment of short-term bank borrowings of RMB264.6 million, net proceeds used in other financing activities of RMB25.4 million and payment of share repurchase of RMB12.0 million.

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

Material Cash Requirements

Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our capital expenditures and operating lease commitments. We may also need additional cash if 1 Pharmacy Technology’s proposed listing on the STAR Market is not completed before June 30, 2023 or the date otherwise agreed, under which circumstance certain investors who are non-controlling shareholders of 1 Pharmacy Technology may require the controlling shareholder of 1 Pharmacy Technology, Yao Wang, to redeem all or part of the equity interests then owned by such investors in cash. Other than those as discussed below, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021. We did not have future minimum capital commitments as of December 31, 2019 and 2020 and 2021.

Capital Expenditures

We made capital expenditures of RMB24.6 million, RMB25.8 million and RMB65.7 million (US$10.3 million) in 2019, 2020 and 2021, respectively. In these periods, our capital expenditures were primarily used for purchases of property, equipment and software to establish more fulfillment centers to meet the expected growth of our business.

Operating lease commitments

The following table sets forth our operating lease commitments as of December 31, 2021:

		Less than 1			More than 5
	Total	year	1-3 years	3-5 years	years

	(in RMB thousands)
Operating lease commitments	249,466	73,723	126,565	48,973	205
Total	249,466	73,723	126,565	48,973	205

Our operating lease commitments relate to our leases of certain offices and fulfillment centers. Our lease expenses for the years ended December 31, 2019, 2020 and 2021 were RMB29.7 million, RMB41.9 million and RMB73.8 million (US$11.6 million), respectively.

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

Holding Company Structure

111, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries in China. As a result, 111, Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, 1 Pharmacy Technology, our subsidiary in China is permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a foreign invested company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary, 1 Pharmacy Technology, has not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.   Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Technology and IT Infrastructure” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.   Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.   Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (1) the reported amounts of assets and liabilities, (2) disclosure of contingent assets and liabilities at the end of each reporting period, and (3) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, and expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. When reviewing our financial statements, you should consider (1) our selection of critical accounting policies, (2) the judgment and other uncertainties affecting the application of such policies, and (3) the sensitivity of reported results to changes in conditions and assumptions. We made the following critical accounting estimates to prepare our financial statements.

Fair value of ordinary shares of 1 Pharmacy

We granted restricted shares of 1 Pharmacy Technology to our employees under Employee ownership plan of 1 Pharmacy Technology. 1 Pharmacy Technology has been a private company with no active quoted market prices for its ordinary shares. We therefore needed to make estimates of the fair value of ordinary shares for the purpose of determining the fair value of restricted shares in 1 Pharmacy Technology at the date of the grant as one of the inputs. We estimate the fair value of the restricted shares at the date of grant in using income approach which requires that we prepare a forecast of future operations, as an input into the discounted cash flow model, which involves significant management judgment. Although management believes the Company's forecast is reasonable, no assurance can be given, especially when the Company is still in a loss making position. The discounted cash flows are sensitive due to changes in key forecast assumptions, including mainly revenue. The fair value of the shares granted during 2021 under Employee ownership plan of 1 Pharmacy Technology is RMB 67.5 million, which will be recognized over 4 years. If change in various factors constituting the estimate of revenue result in 5 percentage point increase/decrease in the overall estimate revenue, it would result in an increase/decrease of total compensation cost of RMB3.1/3.1million.

Item 6.   Directors, Senior Management and Employees

A.   Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Gang Yu	62	Co-founder and Co-Chairman
Junling Liu	57	Co-founder, Co-Chairman and Chief Executive Officer
Lian Yong Chen	59	Director
Nee Chuan Teo	51	Independent Director
Jian Sun	57	Independent Director
Jun Luo	54	Independent Director

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

Dr. Lian Yong Chen has served as our director since May 2019. He is currently the founding managing partner and CEO of 6 Dimensions Capital. He has over 20 years of experience in the life sciences industry in China and the United States as a venture capitalist, senior management executive, entrepreneur, and scientific inventor. He was the founder and managing partner at Frontline

Bio Ventures and a partner at FIL Capital Management (Hong Kong) Limited in Asia from May 2008 to March 2014. Dr. Chen has been an executive director and the chairman of the board of Ocumension Therapeutics since May 2018, a company listed on the Stock Exchange (stock code: 1477). Since August 2018 to July 2021, he has served as a director at CStone Pharmaceuticals, a company listed on the main board of the Stock Exchange (stock code: 2616). Since May 2018, he has served as a non-executive Director at Hua Medicine, a company listed on the main board of the Stock Exchange (stock code: 2552). He served as a director of Shanghai Hile Bio-Pharmaceutical Co. Ltd., a company listed on the Shanghai Stock Exchange (stock code: 603718) since December 2014 to May 2021. Save as disclosed above, Dr. Lian Yong Chen is not and has not been a director of any other listed companies in the past three years. Dr. Lian Yong Chen conducted postdoctoral research at the Massachusetts Institute of Technology after obtaining his Ph.D. degree in Chemistry (with top honor) from the University of Louvain, Louvain-La-Neuve in Belgium in July 1991. He obtained his Bachelor of Science degree in Chemistry from Peking University in June 1984.

Mr. Nee Chuan Teo has served as our independent director since September 2018. Mr. Teo is the chief financial officer of bioduro-sundia, a famous company providing its biopharma customers a single end-to-end solution from early stage drug discovery to late stage manufacturing. Prior to joining bioduro-sundia, Mr. Teo served as chief financial officer of Huazhu Group Limited (formerly China Lodging Group Limited, Nasdaq: HTHT), a leading fast-growing multi-brand hotel group in China from 2015 to 2021. He also served as chief financial officer of Rnomac International Group, the largest Volvo construction equipment distributor in China, from 2011 to 2015; and served as financial controller in Focus Media Group from 2007 to 2009. Mr. Teo received his bachelor of science in accounting and financial analysis from Warwick University, the United Kingdom. He is a chartered certified accountant in the United Kingdom and a certified public accountant in the United States and Hong Kong..

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

B.    Compensation

For the year ended December 31, 2021, we paid an aggregate of approximately RMB9.3 million (US$1.5 million) in cash and other benefits to our directors and executive officers. For share incentive grants to our officers and directors, see “—Share Incentives.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Under the 2013 Policy, the 2014 Policy and the 2016 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 13,671,109 ordinary shares. As of the date of this annual report, options to purchase a total of 7,212,287 ordinary shares and 60,000 restricted share units were granted and outstanding under the 2013 Policy, the 2014 Policy and the 2016 Plan.

2018 Plan

In August 2018, we adopted our 2018 Share Incentive Plan, or the 2018 Plan, which became effective on September 15, 2018, one day after the completion of our initial public offering, replacing the 2016 Plan in its entirety. The 2018 Plan allows us to offer share-based incentive awards to employees, officers, directors and individual consultants who render services to us. The 2018 Plan permits the grant of options, restricted shares and restricted share units, or other types of awards, in the form of cash or otherwise, as approved by our board of directors or a committee thereof. The maximum number of Class A ordinary shares that may be issued pursuant to all awards under the 2018 Plan is 13,671,109, plus an annual increase on the first day of each fiscal year of our company during the ten-year term of the 2018 Plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to the lesser of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by our board of directors. Upon the effectiveness of the 2018 Plan, we no longer grant any awards under the 2016 Plan. Outstanding awards granted under the 2016 Plan will remain effective and be subject to the terms and conditions of the 2018 Plan. As of the date of this annual report, options to purchase a total of 2,232,198 Class A ordinary shares and 4,175,604 restricted share units were granted and outstanding under the 2018 Plan. The following paragraphs summarize the terms of the 2018 Plan:

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

1 Pharmacy Technology Share Incentive Plan

In November 2020, our subsidiary, 1 Pharmacy Technology issued 32,500,000 ordinary shares to 13 limited liability partnerships (“LLPs”) founded by the employees of 1 Pharmacy Technology with the total consideration of RMB32.5 million. The shares issued to the employees in each LLP are not outstanding shares but are restricted with 50% of the shares vesting within two years from the issuance date and the remaining 50% vesting evenly on an annual basis over the two years thereafter, which are also subject to adjustment based on performance condition. Such arrangement was entered into to provide a share incentive plan to the employees of 1 Pharmacy Technology. For more details, see Notes 13 and 15 to our consolidated financial statements included elsewhere in this annual report.

The following table summarizes, as of the date of this annual report, the outstanding share incentive awards we have granted to our directors and executive officers under the 2013 Policy, the 2014 Policy, the 2016 Plan and the 2018 Plan:

Ordinary
Shares
Underlying
Outstanding
	Share	Exercise
	Incentive	Price		Expiration
Name	Awards	($/Share)	Grant Date	Date
			4/13/2020	4/12/2030
			5/13/2020	5/12/2030
			6/13/2020	6/12/2030
			7/13/2020 and	7/12/2030
Gang Yu	*	†	1/1/2021	12/31/2030
			4/13/2020	4/12/2030
			5/13/2020	5/12/2030
			6/13/2020 and	6/12/2030
			7/13/2020	7/12/2030
Junling Liu	*	†	5/13/2020	5/12/2030
Lian Yong Chen	*	†	6/1/2019	5/31/2029
Nee Chuan Teo	*	†	9/12/2018	9/11/2028
Jian Sun	*	†	9/12/2018	9/11/2028
Jun Luo	*	†	9/12/2018	9/11/2028
All directors and executive officers as a group	127,290

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

Board Diversity

We value and consider broad diversity for our Board, including ethnicity, gender, nationality and age. The table below provides certain information regarding the diversity of our board of directors as of the date of this report. Each of the categories listed in the below table has the meaning as it is used in Nasdaq Rule 5605(f) and related instructions.

Board Diversity Matrix (As of March 31, 2022)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	0
Did Not Disclose Demographic Background	0

D.    Employees

The following table sets forth the numbers of our employees categorized by function as of December 31, 2021.

	As of December 31, 2021
	Number	% of Total
Functions:
Wholesale pharmacy business	1,084	51.3
Retail pharmacy business	226	10.7
Supply chain	187	8.8
Procurement	207	9.8
Research and development and IT	295	14.0
General and administrative	115	5.4
Total	2,114	100.0

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

E.   Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2022 by:

●	each of our current directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our shares.

The calculations in the table below are based on 166,543,166 ordinary shares outstanding as of March 31, 2022, comprising of (i) 94,543,166 Class A ordinary shares, and (ii) 72,000,000 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after March 31, 2022, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

			Percentage
			of total
			ordinary	Percentage
	Class A	Class B	shares on an	of aggregate
	Ordinary	Ordinary	as-converted	voting
	Shares	Shares	basis	power†
Directors and Executive Officers:*
Gang Yu(1)(9)	**	36,000,000	21.6	46.0
Junling Liu(2)(7)	1,074,241	36,000,000	22.3	46.1
Lian Yong Chen(3)	—	—	—	—
Nee Chuan Teo(4)	**	—	**	**
Jian Sun(5)	**	—	**	**
Jun Luo(6)	—	—	—	—
All directors and executive officers as a group	1,111,219	72,000,000	43.9	92.0
Principal Shareholders:
Sunny Bay Global Limited(7)	—	36,000,000	21.6	46.0
ClearVue Partners, L.P.(8)	17,063,470	—	10.2	1.5
Infinity Cosmo Limited(9)	—	11,494,252	6.9	14.7
First Pharmacia International(10)	8,690,562	—	5.2	0.7

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

(2)         Represents 1,074,241 Class A ordinary shares held by Mr. Junling Liu and 36,000,000 Class B ordinary shares held by Sunny Bay Global Limited, a company incorporated in the British Virgin Islands. Sunny Bay Global Limited is wholly owned by Mr.  Liu.

(3)         The business address of Dr. Lian Yong Chen is Block 6, No. 999 Huanke Road, Pudong New District, Shanghai, China.

(4)        The business address of Mr. Nee Chuan Teo is 2201, Block 31, 388 Furongjiang Road, Shanghai, China.

(5)         The business address of Mr. Jian Sun is 124 Caobao Road, Xuhui District, Shanghai, China.

(6)         The business address of Mr. Jun Luo is Floor 3, 6B Tower, Huan Ya Technology Building, Lane 1228, Jiang Chang Road, Jing’an District, Shanghai, China.

(7)         Represents 36,000,000 Class B ordinary shares held by Sunny Bay Global Limited, a company incorporated in the British Virgin Islands. Sunny Bay Global Limited is wholly owned by Mr. Junling Liu. The registered office address of Sunny Bay Global Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(8)         Represents (i) 8,531,231 ADSs (representing 17,062,462 Class A ordinary shares) held by ClearVue YW Holdings, Ltd., and (ii) 504 ADSs (representing 1,008 Class A ordinary shares) held by ClearVue Partners, L.P. ClearVue YW Holdings, Ltd. is wholly owned by ClearVue Partners, L.P., and as such, ClearVue Partners, L.P. may exercise voting and dispositive power over these shares held by ClearVue YW Holdings, Ltd. ClearVue Partners GP, L.P. is the general partner of ClearVue Partners, L.P., and as such, may exercise voting and dispositive power over the shares held by ClearVue YW Holdings, Ltd. by way of ClearVue Partners, L.P. and the shares held by ClearVue Partners, L.P. ClearVue Partners Ltd. is the general partner of ClearVue Partners GP, L.P., and as such, may exercise voting and dispositive power over the shares held by ClearVue YW Holdings, Ltd. and ClearVue Partners, L.P. by way of ClearVue Partners GP, L.P. The registered office address of ClearVue Partners, L.P. is Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

(9)     Represents 11,494,252 Class B ordinary shares held by Infinity Cosmo Limited, a company incorporated in the British Virgin Islands. Infinity Cosmo Limited is controlled by Gang Yu Irrevocable Trust, a trust managed by Zedra Asia Limited, as the trustee. Dr. Gang Yu is the settlor of the Gang Yu Irrevocable Trust, and Dr. Yu’s family members are the trust’s beneficiaries. Under the terms of this trust, a family member of Gang Yu has the power to direct the trustee with respect to the disposal of, and the exercise of any voting and other rights attached to, the shares held by Infinity Cosmo Limited in our company. The registered office address of Infinity Cosmo Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

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

To our knowledge, as of March 31, 2022, a total of 119,442,514 ordinary shares, representing approximately 71.7% of our total outstanding ordinary shares, were held by two record shareholders in the United States, including The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Except for the above, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.   Major Shareholders and Related Party Transactions

A.    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.    Related Party Transactions

Termination of Contractual Arrangements with Variable Interest Entities

On January 27, 2022, 1 Pharmacy Technology entered into (1) a termination agreement with Yihao Pharmacy, Mr. Yue Xuan and Ms. Jing Liu, who were the shareholders of Yihao Pharmacy, (2) a termination agreement with Yihao Pharmaceutical Chain and Yihao Pharmacy, (3) a termination agreement with Shanghai Yaowang and Yihao Pharmaceutical Chain. Yihao Pharmacy, Yihao Pharmaceutical Chain and Shanghai Yaowang were all the VIEs that were subject to the contractual arrangements. On January 27, 2022, 1 Pharmacy Technology entered into a share transfer agreement with Mr. Yue Xuan and Ms. Jing Liu. As a result, 1 Pharmacy Technology currently holds 100% of equity interest in Yihao Pharmacy, and we operate our relevant business through our subsidiaries incorporated in the PRC.

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

A.   Offer and Listing Details

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

As used herein, a “U.S. Holder” is a person that is eligible for the benefits of the Treaty, and is a person that for U.S. federal income tax purposes is beneficial owner of our ADSs or Class A ordinary shares that is:

●	a citizen or individual resident of the United States;
●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Treasury regulations that apply to taxable years beginning on or after December 28, 2021 (the “Foreign Tax Credit Regulations”) may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisers regarding the creditability or deductibility of any PRC taxes imposed on dividends on, or dispositions of, the ADSs or ordinary shares. This discussion does not apply to investors in this special situation.

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

Dividends will be treated as foreign-source income and will constitute passive category income or in certain cases, general category income, for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct creditable foreign taxes instead of claiming foreign tax credits must apply to all creditable foreign taxes paid or accrued in the relevant taxable year.

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

As described in “—People’s Republic of China Taxation,” gains on the sale of ADSs or ordinary shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, a U.S. Holder may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credit in respect to any PRC tax on dispositions. The Foreign Tax Credit Regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or ordinary shares if the U.S. Holder does not elect to apply the benefits of the Treaty. However, in that case it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty's resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax in their particular circumstances (including any applicable limitations).

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

Based on the composition of our income and assets and the estimated value of our assets, including goodwill, which is based on the price of our ADSs, we believe that we were not a PFIC for our taxable year ended on December 31, 2021. However, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in large part, by reference to the market price of the ADSs, which has been and may continue to be volatile). Therefore, the risk of us being or becoming a PFIC will increase if during any taxable year our ADS price declines significantly.

Moreover, it is not entirely clear how the contractual arrangements for 2021 between our subsidiary, our variable interest entities and the shareholders of our variable interest entities should be treated for purposes of the PFIC rules, and we may have been a PFIC if our variable interest entities were not treated as owned by us for these purposes. In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. We also hold a substantial amount of cash. Accordingly, there can be no assurance that we will not be a PFIC for our 2022 or any future taxable year.

If we were a PFIC for any taxable year and any of our subsidiaries or other companies in which we own or are treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraphs on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders would not receive the proceeds of those distributions or dispositions.

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

F.   Dividends and Paying Agents

Not applicable.

G.   Statement by Experts

Not applicable.

H.   Documents on Display

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

I.   Subsidiary Information

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

As of December 31, 2021, we had Renminbi-denominated cash and cash equivalents of RMB605.6 million (US$95.0 million). A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2021 would result in a decrease of US$9.5 million in cash and cash equivalents. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2021 would result in an increase of US$9.5 million in cash and cash equivalents.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In 2021, we received net amount of $766,677.66 incurred in connection with our investor relations and ADR program-related activities from the depositary.

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

As a result of our initial public offering, we raised an aggregate of approximately US$ 101.2 million in net proceeds, after deducting underwriting commissions and the offering expenses payable by us. For the period from September 12, 2018, the date that the F-1 Registration Statement was declared effective by the SEC, to the date of this annual report, we used US$101.2 million of the net proceeds from our initial public offering for general corporate purposes.

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

Item 15.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2021. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021.

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

Attestation Report of the Registered Public Accounting Firm

Deloitte Touche Tohmatsu Certified Public Accountants LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2021 as stated in its report, which appears on page F-4 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.   Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP (PCAOB ID No. 1113), our principal external auditors, for the periods indicated.

	For the year ended December 31,
	2019		2020		2021

	(in thousands)
Audit fees and audit-related fees (1)	US$	935	US$	1,733	US$	1,324
(1)	“Audit fees and audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit or review of our annual or quarterly financial statements, audit-related fees include service relating to the audit of the financial statements of 1 Pharmacy Technology in connection with its proposed initial public offering on the STAR Market since 2020, service to support the planned issuance of convertible senior notes in 2020.

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

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On September 7, 2021, our board of directors authorized a share repurchase program, under which we may purchase up to US$10 million of our Class A ordinary shares in the form of ADSs over the next 12 months from September 7, 2021. The US$10 million share repurchase program was publicly announced on September 7, 2021. The table below summarizes the repurchases we made in the periods indicated.

				Approximate Dollar
				Value of Ordinary
			Total Number of	Shares that may yet
		Average Price	Ordinary Shares	be Purchased Under
	Total Number of	Paid Per	Purchased as Part	Share Purchase
	Ordinary Shares	Ordinary	of Share	Program (US$, in
Month	Purchased	Share (US$)	Repurchase Program	million)
September 2021	—	—	—	10.00
October 2021	92,000	5.69	92,000	9.48
November 2021	74,500	5.31	74,500	9.08
December 2021	—	—	—	9.08
January 2022	—	—	—	9.08
February 2022	—	—	—	9.08
March 2022	—	—	—	9.08
April 1 through August 15, 2020	—	—	—	9.08

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

Item 16H.   Mine Safety Disclosure

Not applicable.

Item 16I.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

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

4.21

English translation of Property Lease Contract between Kunshan Fuchan Warehousing Services Co., Ltd. and Yao Fang Information Technology (Shanghai) Co., Ltd. dated February 5, 2016 (incorporated by reference to Exhibit 10.21 of our registration statement on Form F-1 (file no. 333-226849), as amended, initially filed with the Securities and Exchange Commission on August 15, 2018)

4.22

English translation of Property Lease/Pre-lease Contract between Shanghai Zhangjiang Hi-tech Park Development Co., Ltd. and Yao Fang Information Technology (Shanghai) Co., Ltd. dated November 28, 2017 (incorporated by reference to Exhibit 10.22 of our registration statement on Form F-1 (file no. 333-226849), as amended, initially filed with the Securities and Exchange Commission on August 15, 2018)

4.26

English translation of Capital Increase Agreement in respect of Yao Fang Information Technology (Shanghai) Co., Ltd. dated August 10, 2020 (incorporated by reference to Exhibit 4.26 of our Annual Report on Form 20-F (file no. 001-38639) filed with the Securities and Exchange Commission on April 30, 2021).

4.27

English translation of Supplementary Agreement of Capital Increase Agreement in respect of Yao Fang Information Technology (Shanghai) Co., Ltd. dated August 26, 2020 (incorporated by reference to Exhibit 4.27 of our Annual Report on Form 20-F (file no. 001-38639) filed with the Securities and Exchange Commission on April 30, 2021).

4.28

English translation of Capital Increase Agreement in respect of 1 Pharmacy Yao Fang Technology (Shanghai) Co., Ltd. dated December 14, 2020 (incorporated by reference to Exhibit 4.28 of our Annual Report on Form 20-F (file no. 001-38639) filed with the Securities and Exchange Commission on April 30, 2021).

8.1*	List of Principal Subsidiaries and Consolidated Affiliated Entities

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333-226849) filed with the Securities and Exchange Commission on August 15, 2018)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Date: April 29, 2022

111, INC.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO SHAREHOLDERS AND THE BOARD OF DIRECTORS OF 111, INC.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of 111, Inc. and its subsidiaries (the “Company”), as of December 31, 2021 and 2020, the related consolidated statements of comprehensive loss, changes in shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2021 and the related notes and the financial statement schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the “PCAOB”), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2022 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(ai). Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

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

Revenue Recognition— Refer to Note 14 to the financial statements

Critical Audit Matter Description

As described in Note 14, the Company generated approximately 99.2% of its revenue from sales of medicines, healthcare products and other wellness merchandise through its online platforms in year 2021. The Company recognizes revenues from product sales at the point in time when the delivery was completed and uses automated systems to process and record its revenue transactions.

We identified occurrence of product revenue as a critical audit matter because there is inherent risk around the occurrence of revenue recorded by the Company’s systems given the complexity and the significant volume of data processed by the systems.

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

April 29, 2022

We have served as the Company’s auditor since 2018.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO SHAREHOLDERS AND THE BOARD OF DIRECTORS OF 111, INC.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of 111, Inc. and its subsidiaries ( the “Company”) as of December 31, 2021 based on criteria established in Internal Control — Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the “PCAOB”), the financial statements as of and for the year ended December 31, 2021 of the Company and our report dated April 29, 2022 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the convenience translation of Renminbi amounts into United States dollar amounts.

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

/s/Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 29, 2022

111, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

		As of December 31,
		2020	2021	2021
				US$
	Notes	RMB	RMB	(Note 2 (ai))
ASSETS
Current assets:
Cash and cash equivalents		1,189,620	661,390	103,787
Restricted cash		128,914	99,282	15,580
Short-term investments	3	300,167	182,556	28,647
Accounts receivable, net of allowance of RMB429 and RMB1,148 as of December 31, 2020 and 2021, respectively		163,094	404,469	63,470
Notes receivable	4	12,583	90,734	14,238
Inventories	5	766,529	1,121,107	175,926
Prepayments and other current assets	6	311,797	242,199	38,006
Total current assets		2,872,704	2,801,737	439,654
Property and equipment	7	43,439	80,254	12,594
Intangible assets		6,517	4,909	770
Long-term investments		140	3,000	471
Operating lease right-of-use assets	8	98,628	233,847	36,696
Other non-current assets		5,061	22,086	3,465
Total assets		3,026,489	3,145,833	493,650

LIABILITIES AND EQUITY
Current liabilities including amounts of the consolidated VIE without recourse to the Company (Note 2(b)):
Short-term borrowings	9	229,250	259,658	40,746
Accounts payable		1,073,352	1,347,352	211,429
Accrued expenses and other current liabilities	10	327,118	522,968	82,065
Total current liabilities		1,629,720	2,129,978	334,240
Long-term operating lease liabilities	8	62,388	165,614	25,988
Other non-current liabilities		3,736	1,537	241
Total liabilities		1,695,844	2,297,129	360,469
Commitments and contingencies (Note 21)

MEZZANINE EQUITY
Redeemable non-controlling interests	11	924,245	1,000,849	157,055

SHAREHOLDERS' EQUITY (DEFICIT)
Ordinary shares Class A ($0.00005 par value per share; 800,000,000 shares authorized; 96,588,106 issued; 93,353,402 and 94,148,486 outstanding as of December 31, 2020 and 2021, respectively)	13	30	31	5
Ordinary shares Class B ($0.00005 par value per share; 72,000,000 shares authorized, 72,000,000 shares issued and outstanding as of December 31, 2020 and 2021)	13	25	25	4
Treasury shares (1,997,620 and 2,330,620 shares as of December 31 2020 and 2021, respectively)		(34,972)	(40,859)	(6,412)
Additional paid-in capital		2,669,279	2,817,789	442,173
Accumulated deficit		(2,339,868)	(3,009,678)	(472,284)
Accumulated other comprehensive income		62,911	59,371	9,317
Total shareholders' equity (deficit)		357,405	(173,321)	(27,197)
Non-controlling interests	12	48,995	21,176	3,323
Total equity (deficit)		406,400	(152,145)	(23,874)
Total liabilities, mezzanine equity and equity (deficit)		3,026,489	3,145,833	493,650

The accompanying notes are an integral part of these financial statements.

111, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands, except for share and per share data)

		Year Ended December 31,
		2019	2020	2021	2021
	Notes	RMB	RMB	RMB	US$
					(Note 2 (ai))
Net revenues	14	3,952,053	8,203,157	12,425,902	1,949,895
Operating costs and expenses:
Cost of products sold		(3,786,870)	(7,837,325)	(11,804,807)	(1,852,432)
Fulfillment expenses		(128,996)	(226,930)	(355,836)	(55,838)
Selling and marketing expenses		(340,562)	(399,610)	(513,146)	(80,524)
General and administrative expenses		(123,501)	(128,226)	(206,981)	(32,480)
Technology expenses		(61,902)	(92,080)	(189,284)	(29,703)
Other operating (expenses) income, net		(3,735)	7,703	2,012	316
Total operating costs and expenses		(4,445,566)	(8,676,468)	(13,068,042)	(2,050,661)
Loss from operations		(493,513)	(473,311)	(642,140)	(100,766)
Interest income		4,802	6,312	9,776	1,534
Interest expense		(3,622)	(8,817)	(5,488)	(861)
Foreign exchange (loss) gain		(10,328)	5,547	1,937	304
Other income, net		834	3,161	14,890	2,337
Loss before income taxes		(501,827)	(467,108)	(621,025)	(97,452)
Income tax expense	17	—	—	—	—
Net loss		(501,827)	(467,108)	(621,025)	(97,452)
Net loss attributable to non-controlling interest		2,221	—	27,819	4,365
Net loss attributable to redeemable non-controlling interest		—	10,575	56,766	8,908
Adjustment attributable to redeemable non-controlling interest		—	—	(133,370)	(20,929)
Net loss attributable to ordinary shareholders		(499,606)	(456,533)	(669,810)	(105,108)

Other comprehensive income (loss), net of tax of nil
Unrealized gains of available-for-sale securities		7,335	1,137	8,312	1,304
Realized gains of available-for-sale securities		(9,635)	(970)	(7,801)	(1,224)
Foreign currency translation adjustments		11,668	(13,697)	(4,051)	(635)
Comprehensive loss		(490,238)	(470,063)	(673,350)	(105,663)

Loss per share:
Basic and diluted	16	(3.05)	(2.77)	(4.04)	(0.63)

Weighted average number of shares used in computation of loss per share:
Basic and diluted	16	163,671,577	164,786,631	165,866,901	165,866,901

The accompanying notes are an integral part of these financial statements.

111, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands, except for share data)

	Ordinary Shares		Ordinary Shares						Accumulated
	Class A		Class B				Additional		Other	Non-	Total
	Outstanding		Outstanding		Treasury Shares		Paid-in	Accumulated	Comprehensive	controlling	Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Income (Loss)	Interests	(Deficit)
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2019	91,088,106	29	72,000,000	25	—	—	2,540,878	(1,383,729)	67,073	(512)	1,223,764
Share-based compensation	—	—	—	—	—	—	54,281	—	—	—	54,281
Issuance of ordinary shares upon the exercise of stock options and vesting of restricted share units	2,517,780	1	—	—	—	—	11,327	—	—	—	11,328
Repurchase of shares	(1,485,862)	—	—	—	1,485,862	(22,991)	—	—	—	—	(22,991)
Net loss	—	—	—	—	—	—	—	(499,606)	—	(2,221)	(501,827)
Unrealized gains of available-for-sale securities, net of tax	—	—	—	—	—	—	—	—	7,335	—	7,335
Reclassification of realized gains, net of tax	—	—	—	—	—	—	—	—	(9,635)	—	(9,635)
Foreign currency translation, net of tax	—	—	—	—	—	—	—	—	11,668	—	11,668
Balance at December 31, 2019	92,120,024	30	72,000,000	25	1,485,862	(22,991)	2,606,486	(1,883,335)	76,441	(2,733)	773,923
Share-based compensation	—	—	—	—	—	—	75,695	—	—	—	75,695
Issuance of ordinary shares upon the exercise of stock options and vesting of restricted share units	1,745,136	—	—	—	—	—	6,326	—	—	—	6,326
Repurchase of shares	(511,758)	—	—	—	511,758	(11,981)	—	—	—	—	(11,981)
Capital contribution from non-controlling shareholders (Note 12)	—	—	—	—	—	—	(19,228)	—	—	51,728	32,500
Net loss	—	—	—	—	—	—	—	(467,108)	—	—	(467,108)
Net loss attributable to redeemable non-controlling interest	—	—	—	—	—	—	—	10,575	—	—	10,575
Unrealized gains of available-for-sale securities, net of tax	—	—	—	—	—	—	—	—	1,137	—	1,137
Reclassification of realized gains, net of tax	—	—	—	—	—	—	—	—	(970)	—	(970)
Foreign currency translation, net of tax	—	—	—	—	—	—	—	—	(13,697)	—	(13,697)
Balance at December 31, 2020	93,353,402	30	72,000,000	25	1,997,620	(34,972)	2,669,279	(2,339,868)	62,911	48,995	406,400
Share-based compensation	—	—	—	—	—	—	145,593	—	—	—	145,593
Issuance of ordinary shares upon the exercise of stock options and vesting of restricted share units	1,128,084	1	—	—	—	—	2,917	—	—	—	2,918
Repurchase of shares	(333,000)	—	—	—	333,000	(5,887)	—	—	—	—	(5,887)
Net loss	—	—	—	—	—	—	—	(593,206)	—	(27,819)	(621,025)
Net loss attributable to redeemable non-controlling interest	—	—	—	—	—	—	—	56,766	—	—	56,766
Adjustment attributable to redeemable non-controlling interest	—	—	—	—	—	—	—	(133,370)	—	—	(133,370)
Unrealized gains of available-for-sale securities, net of tax	—	—	—	—	—	—	—	—	8,312	—	8,312
Reclassification of realized gains, net of tax	—	—	—	—	—	—	—	—	(7,801)	—	(7,801)
Foreign currency translation, net of tax	—	—	—	—	—	—	—	—	(4,051)	—	(4,051)
Balance at December 31, 2021	94,148,486	31	72,000,000	25	2,330,620	(40,859)	2,817,789	(3,009,678)	59,371	21,176	(152,145)

The accompanying notes are an integral part of these financial statements.

111, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year Ended December 31,
	2019	2020	2021	2021
				US$
	RMB	RMB	RMB	(Note 2 (ai))
Operating activities:
Net loss	(501,827)	(467,108)	(621,025)	(97,452)
Adjustments to reconcile net income to net cash used in operating activities:
Share-based compensation	54,281	75,695	145,593	22,847
Depreciation and amortization	11,668	14,017	27,221	4,272
(Gain) loss on disposal of property and equipment	(5)	162	(52)	(8)
Inventory write-down	790	24,216	45,976	7,215
Credit losses	—	(645)	1,339	210
Impairment loss	11,000	—	—	—
Investment Income	(9,635)	(970)	(7,801)	(1,224)
Noncash lease expense	25,394	39,303	89,785	14,089
Exchange Gain	—	(5,547)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(36,678)	(98,276)	(242,395)	(38,037)
Notes receivable	(23,587)	11,004	(78,151)	(12,263)
Inventories	(276,225)	(304,474)	(400,554)	(62,856)
Prepayments and other current assets	(47,457)	(102,119)	69,279	10,871
Other non-current assets	367	(2,052)	(17,025)	(2,671)
Accounts payable	232,076	629,018	274,000	42,997
Accrued expenses and other current liabilities	74,376	111,284	120,923	18,975
Operating lease liabilities	(24,721)	(38,085)	(93,751)	(14,712)
Other non-current liabilities	(2,199)	(2,200)	(2,199)	(345)
Net cash used in operating activities	(512,382)	(116,777)	(688,837)	(108,092)
Investing activities:
Purchases of property and equipment	(20,030)	(25,505)	(62,592)	(9,822)
Purchases of intangible assets	(4,580)	(289)	(100)	(16)
Purchase of long-term investments	—	—	(3,000)	(471)
Proceeds from sale of long-term investments	—	—	140	22
Purchase of short-term investments	(601,000)	(500,000)	(1,832,427)	(287,548)
Proceeds from sale or maturity of short-term investments	863,106	200,970	1,957,801	307,222
Proceeds from disposition of property and equipment	179	155	316	50
Net cash provided by (used in) investing activities	237,675	(324,669)	60,138	9,437

Financing activities:
Net proceeds from issuance of ordinary shares upon the exercise of stock options and vesting of restricted share units	11,328	6,326	2,918	458
Payment for share repurchase	(22,991)	(11,981)	(5,887)	(924)
Contribution from redeemable non-controlling interest holders	—	934,820	—	—
Contribution from non-controlling interest holders	—	32,500	—	—
Proceeds from short-term bank borrowings	150,919	398,766	406,837	63,842
Repayment of short-term bank borrowings	(55,838)	(264,597)	(376,429)	(59,070)
Proceeds from other financing activities	25,569	—	61,900	9,713
Repayment for other financing activities	—	(25,427)	(15,000)	(2,354)
Net cash provided by financing activities	108,987	1,070,407	74,339	11,665
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	9,702	(8,149)	(3,502)	(550)
Net (decrease) increase in cash and cash equivalents, and restricted cash	(156,018)	620,812	(557,862)	(87,540)
Cash and cash equivalents, and restricted cash at the beginning of the year	853,740	697,722	1,318,534	206,907
Cash and cash equivalents, and restricted cash at the end of the year	697,722	1,318,534	760,672	119,367
Supplemental disclosure of cash flow information:
Interest paid	818	10,865	5,625	883
Income tax paid	—	—	—	—
Supplemental disclosures of non-cash investing and financing activities:
Change in fair value of available-for-sale investments	7,335	1,137	8,312	1,304
Purchases of property and equipment included in payables	1,133	1,771	6,476	1,016
Adjustment attributable to redeemable non-controlling interest	—	—	(133,370)	(20,929)

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows:

Cash and cash equivalents	581,281	1,189,620	661,390	103,787
Restricted cash	116,441	128,914	99,282	15,580
Cash and cash equivalents, and restricted cash	697,722	1,318,534	760,672	119,367

The accompanying notes are an integral part of these financial statements.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

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

As of December 31, 2021, the Group operates its business mainly through the following subsidiaries:

Name of subsidiaries	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of shareholdings	Principal activities
Yao Wang Corporation Limited (“Yao Wang”)	June 4, 2013	Hong Kong	100%	Investment holding
1 Pharmacy Technology (Shanghai) Co., Ltd. (previously known as Yaofang Information Technology (Shanghai) Co., Ltd., “1 Pharmacy Technology”)	August 12, 2013	Shanghai	86%	Warehousing, logistics, research and development, and consulting
Guangdong Yihao Pharmacy Co., Ltd. (“Yihao Pharmacy”)	March 7, 2003	Guangdong	VIE	Warehousing, logistics and procurement
Guangdong Yihao Pharmaceutical Chain Co., Ltd. (“Yihao Pharmaceutical Chain”)	November 1, 2001	Guangdong	VIE	Retail
Shanghai Yaowang E-commerce Co., Ltd. (“Shanghai Yaowang”)	January 15, 2013	Shanghai	VIE	Electronic Commerce
Wuhan Central China Drug Trading Co., Ltd. (“Wuhan Huazhong”)	August 5, 2015	Wuhan	70%	Software development and information technology support
Chongqing Yihao Pharmacy Co., Ltd.(“Chongqing Yihao Pharmacy”)	May 18, 2018	Chongqing	1 Pharmacy Technology’s subsidiary	Warehousing and logistics
Tianjin Yihao Pharmacy Co., Ltd. (“Tianjin Yihao Pharmacy”)	June 20, 2018	Tianjin	1 Pharmacy Technology’s subsidiary	Warehousing and logistics
Kunshan Yifang Pharmacy Co., Ltd. (“Kunshan Yifang Pharmacy”)	July 30, 2018	Kunshan	VIE’s subsidiary	Warehousing and logistics
Hubei Yihao Pharmacy Co., Ltd (“Hubei Yihao Pharmacy”)	Aug 31, 2019	Wuhuan	1 Pharmacy Technology’s subsidiary	Warehousing and logistics
Fujian Yaofang Pharmacy Co.,Ltd (“Fujian Yaofang Pharmacy”)	Aug 13, 2019	Fuzhou	1 Pharmacy Technology’s subsidiary	Warehousing and logistics
Shanxi Yaofang Pharmacy Co., Ltd (“Shanxi Yaofang Pharmacy”)	Oct 15, 2020	Shanxi	1 Pharmacy Technology’s subsidiary	Warehousing and logistics
Liaoning Yaofang Pharmacy Co., Ltd (“Liaoning Yaofang Pharmacy”)	Nov 6, 2020	Liaoning	1 Pharmacy Technology’s subsidiary	Warehousing and logistics

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a)   Basis of presentation

The financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(b)   Basis of consolidation

The financial statements include the financial statements of the Company, its subsidiaries, VIEs and VIE’s subsidiaries for which the Company is the primary beneficiary. All intercompany transactions, balances and unrealized profit and losses have been eliminated upon consolidation.

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

As of the commence date of the Group, as a foreign-invested company engaged in Internet-based businesses, the Group is subject to significant restrictions under current PRC laws and regulations, specifically the Company and its PRC subsidiary, 1 Pharmacy Technology, are both restricted from holding the licenses that are necessary for the online operation in China. To comply with these restrictions, the Company conducts the online operations principally through Yihao Pharmacy. Yihao Pharmacy holds the licenses necessary to conduct the internet-related operations of 1 Medicine Marketplace and 1 Pharmacy in China.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(b) Basis of consolidation (Continued)

The agreements that transfer economic benefits to the Company include:

Equity Pledge Agreement: Under the equity pledge agreement, all of the equity interest in Yihao Pharmacy were pledged to 1 Pharmacy Technology to guarantee the performance of the obligations of Yihao Pharmacy and Nominees under the exclusive support services agreement, the proxy agreement, the exclusive option agreement, and repayment of all accounts payable to 1 Pharmacy Technology from time to time. If the Nominees or Yihao Pharmacy breach their respective contractual obligations, 1 Pharmacy Technology, as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interests. Pursuant to the equity pledge agreement, the Nominees shall not transfer, assign or otherwise create any new encumbrance on their respective equity interest in Yihao Pharmacy without the prior written consent of 1 Pharmacy Technology. The equity pledge right enjoyed by 1 Pharmacy Technology will expire when the Nominees and Yihao Pharmacy have fully performed their respective contractual obligations, including but not limited to pay services fees to the 1 Pharmacy Technology under the exclusive support services agreement, authorize the 1 Pharmacy Technology to act as its attorney-in fact to exercise shareholders’ rights of Nominees under the proxy agreements, grant exclusive option to the 1 Pharmacy Technology or any third party designated by 1 Pharmacy Technology to purchase all or part of their respective equity interests at the lowest price permitted by law under the exclusive option agreements, and repay all accounts payable to 1 Pharmacy Technology.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(b) Basis of consolidation (Continued)

The irrevocable power of attorney has conveyed all shareholder rights held by the VIEs’ shareholders to 1 Pharmacy Technology, including the right to appoint board members who nominate the general managers of the VIEs to conduct day-to-day management of the VIEs’ businesses, and to approve significant transactions of the VIEs. In addition, the exclusive option agreements provide 1 Pharmacy Technology with a substantive kick-out right of the VIEs shareholders through an exclusive option to purchase all or any part of the shareholders’ equity interest in the VIEs at zero price or the lowest price permitted under PRC laws then in effect. In addition, through the exclusive support services agreements, the Company established the right to receive benefits from the VIEs that could potentially be significant to the VIEs, and through the equity pledge agreement, the Company has, in substance, an obligation to absorb losses of the VIEs that could potentially be significant to the VIEs.

Risks in relation to the VIE structure

The Group believes that the VIE arrangements are in compliance with PRC law and are legally enforceable. However, there are certain risks related to the VIE arrangements, which include but are not limited to the following:

●	If the Group’s ownership structure is found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities, including the China Securities Regulatory Commission, would have broad discretion in dealing with such violation, including levying fines, confiscating its income or the income of 1 Pharmacy Technology, revoking the business licenses or operating licenses of 1 Pharmacy Technology, shutting down the Group’s servers or blocking the Group’s websites, discontinuing or placing restrictions or onerous conditions on the Group’s operations, requiring the Group to undergo a costly and disruptive restructuring, restricting or prohibiting the Group’s use of various funding to finance its business and operations in China, and taking other regulatory or enforcement actions that could be harmful to the Group’s business;
●	The Group relies on contractual arrangements with the VIEs and their equity holders for a majority of its PRC operations, which may not be as effective as direct ownership in providing operational control;
●	The Group may have to incur significant cost to enforce, or may not be able to effectively enforce, the contractual arrangements with the VIEs and their equity holders in the event of a breach or non-compliance by the VIEs or their equity holders;
●	Under the contractual arrangements with the VIEs and their shareholders, (a) the Company may replace any such individual as a shareholder of the VIEs at the Company’s discretion, and (b) each of two individuals has executed a power of attorney to appoint 1 Pharmacy Technology or its designated third party to vote on their behalf and exercise shareholder rights of the VIE. However, the Company cannot assure that these individuals will act in the best interests of the Company should any conflicts of interest arise, or that any conflicts of interest will be resolved in the Company’s favor. These individuals may breach or cause the VIE to breach the existing contractual arrangements. If the Company cannot resolve any conflicts of interest or disputes between the Company and any of these individuals, the Company would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to its operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(b) Basis of consolidation (Continued)

The following amounts and balances of the VIEs were included in the Group’s financial statements after the elimination of intercompany balances and transactions:

	As of December 31,
	2020	2021
Current Assets:
Cash and cash equivalents	73,838	147,192
Restricted cash	57,638	107
Accounts receivable, net	143,210	180,901
Notes receivable, net	5,496	23,418
Inventories	298,020	397,993
Prepayments and other current assets	246,264	129,036
Total current assets	824,466	878,647
Property and equipment	10,168	23,793
Intangible assets, net	920	862
Long-term investments	140	—
Operating lease right-of-use assets	52,439	85,239
Other non-current assets	2,367	11,810
Total assets	890,500	1,000,351

Current Liabilities:
Accounts payable	(667,032)	(614,527)
Accrued expenses and other current liabilities	(58,975)	(146,570)
Total current liabilities	(726,007)	(761,097)
Long-term operating lease liabilities	(33,843)	(62,018)
Total liabilities	(759,850)	(823,115)

	Year Ended December 31,
	2019	2020	2021
Net revenues	3,302,818	4,523,586	5,046,378
Total cost and expenses	(3,383,187)	(4,565,505)	(4,966,795)
Net (loss) income	(80,369)	(41,919)	79,583

	Year Ended December 31,
	2019	2020	2021
Net cash used in operating activities	(263,750)	(194,149)	(151,421)
Net cash used in investing activities	(4,684)	(4,180)	(17,967)
Net cash provided by (used in) financing activities	87,892	(64,963)	13,355

The VIEs contributed approximately 84%, 55% and 41%of the Group’s consolidated revenues for each of the years ended December 31, 2019, 2020 and 2021. As of December 31, 2020 and 2021, the VIEs accounted for an aggregate of approximately 29% and 32%, respectively, of the consolidated total assets, and approximately 45% and 36%, respectively, of the consolidated total liabilities.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(b) Basis of consolidation (Continued)

Since September 2013, 1 Pharmacy Technology started paying service fees to external suppliers for the VIEs and recharges all or portion of these expenses to the VIEs at cost given that VIEs are in a loss position. Since VIE contract amendment in September 2019, service fees were calculated as 3% of quarterly revenue (exclusive of revenue from related parties) of the variable interest entities. The service fees charged by 1 Pharmacy Technology to the VIEs were RMB 126,831, RMB 206,083 and RMB 257,623 for the years ended December 31, 2019, 2020 and 2021, respectively. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

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

(c)   Use of estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the period. Areas where management uses subjective judgment include estimating inventory net realizable value and assumptions used in valuation of share-based compensation. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

(d)   Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased.

(e)   Restricted cash

Restricted cash mainly represents the Group’s deposits to the banks as a form of security with respect to the Group’s debt. The cash held as deposits in the bank are not available to fund the general operating purposes of the Group.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(f)   Short-term investments

Short-term investments include (i) structured deposits from commercial banks with guaranteed principal and variable interest rates indexed to the performance of underlying assets and with maturities within one year; (ii) fund products purchased from certain financial institutions with maturities within one year. The Group classifies the short-term investments in debt securities as held-to-maturity when it has both the positive intent and ability to hold them until maturity. Short-term investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Short-term investments that do not meet the criteria of held-to-maturity or trading securities are classified as available-for-sale, and are reported at fair value with changes in fair value with the unrealized gains or losses recorded in accumulated other comprehensive income (loss) as a component of shareholders’ equity (deficit). The Group has no intent to hold the debt securities till maturity or may sell the debt securities in response to the changes in economic conditions and classified all short-term investments as available-for-sale debt securities as of December 31, 2020 and 2021.

Before the adoption of Accounting Standards Update (“ASU”) 2016-13 the amount of the total impairment related to the credit loss was recognized in the income statement and the amount related to all other factors is recognized in other comprehensive income, net of applicable taxes, and the impairment losses recognized in the income statement cannot be reversed for any future recoveries. After the adoption of ASC 326 on January 1, 2020, credit-related impairment is measured as the difference between the debt security’s amortized cost basis and the present value of expected cash flows and is recognized as an allowance on the balance sheet with a corresponding adjustment to earnings. The allowance should not exceed the amount by which the amortized cost basis exceeds fair value. As of December 31, 2020 and 2021, the fair value of the Group’s available-for-sale debt securities is equal to their amortized cost amounting to RMB 300,167 and RMB 182,556, respectively. The Group did not identify any factors that are indicative of impairment with respect to its available-for-sale debt securities.

(g)   Accounts receivable, net

Accounts receivable mainly consists of amounts due from the Group’s customers, which is recorded net of allowance for credit losses.

Since January 1, 2020, the Group adopted ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments using the modified retrospective transition method. The Group applied a current expected credit losses (“CECL”) model for financial instruments measured at amortized cost. The Group has developed a CECL model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, economic conditions, and other factors that may affect its ability to collect from customers.

Total allowance for
credit losses
Balance at December 31, 2019	—
Credit loss expense	429
Write-offs	—

Balance at December 31, 2020	429
Credit loss expense	1,020
Write-offs	(301)

Balance at December 31, 2021	1,148

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
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

(i)   Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment. The renovations, betterments and interest cost incurred during construction are capitalized. Property and equipment are depreciated at their costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Leasehold improvements	Shorter of the lease term or their estimated useful lives
Furniture, fixtures and equipment	3-5 years
Electronic equipment	3-5 years
Vehicles	4-5 years

Construction in progress represents leasehold improvements under construction or being installed and is stated at cost. Cost comprises original cost of property and equipment, installation, construction and other direct costs. Construction in progress is transferred to leasehold improvements and depreciation commences when the asset is ready for its intended use.

Expenditures for repairs and maintenance are expensed as incurred. Gain or loss on disposal of property and equipment, if any, is recognized in the consolidated statements of comprehensive loss as the difference between the net sales proceeds and the carrying amount of the underlying asset. There was no interest cost capitalized during the years ended December 31, 2019, 2020 and 2021.

(j)   Intangible assets

Intangible assets mainly consist of externally purchased software and licenses. Software are amortized over an estimated useful life of ten years on a straight-line basis. Licenses are amortized over the remaining estimated useful life on a straight-line basis.

(k)   Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. For the years ended December 31, 2019, 2020 and 2021, there was no impairment recognized for the Group’s long-lived assets.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(l)   Long-term investments

The Group’s investments in equity investees consist of investments in equity securities without readily determinable fair values and equity method investments in privately-held companies.

The Group measures its equity securities without a readily determinable fair value at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

The Group accounts for its equity investments over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. The Group adjusts the carrying amount of the investments and recognizes in earnings its share of the earnings or loss of the investee after the date of investment.

These investments are measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect. An impairment loss is recognized in the consolidated statements of comprehensive loss equal to the amount by which the carrying value exceeds the fair value of the investment.

(m)   Revenue recognition

The Group follows five steps for its revenue recognition under Accounting Standard Codification (“ASC”)606:

●	Step 1: Identify the contract (s) with a customer
●	Step 2: Identify the performance obligations in the contract
●	Step 3: Determine the transaction price
●	Step 4: Allocate the transaction price to the performance obligations in the contract
●	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Group’s revenue is reported net of discounts, value added tax and related surcharges. The primary sources of the Group’s revenues are as follows:

Product revenues

The Group recognizes revenues from the sale of medicines, healthcare products and other wellness merchandise through its online platforms, including its internet website 1 Medicine Marketplace, cellular phone application, other online channels and its offline pharmacies mainly to individual consumers (the “B2C Business”). The Group also generates revenues from the sale of medicines to its pharmacy customers mainly through the online platform 1 Pharmacy (the “B2B Business”).

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(m)   Revenue recognition (Continued)

Under both B2C Business and B2B Business, revenues from product sales are recognized at the point in time when the delivery is made and when title and risk of loss transfers to the consumers and pharmacy customers. Revenues are measured at the amount of consideration the Group expects to receive in exchange for transferring products to consumers and pharmacy customers (“transaction price”). To the extent that the transaction price includes variable consideration, the Group estimates the amount of variable consideration that should be included in the transaction price utilizing the most likely amount method. Variable consideration is included in the transaction price if, in the Group’s judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. The Group provides the right of return in circumstances when there is packing or delivery damage or other quality problems identified within 30 days which is considered to be a form of variable consideration. The Group estimates sales returns based on historical experience and based on such, the amount of sales returns accrual was insignificant as of December 31, 2020 and 2021.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
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

The Group enters into rebate programs where once certain conditions are met, and refunds the customer with cash in rare circumstances. Since 2021, the Group enters into another new program with certain B2B customers, to grant the controlling shareholder of the B2B customers (the “recipient”) options, to obtain shares of a wholly owned subsidiary of the Group (“Yijianyikang”), which will be vested over a four-year period that 25% of the options vesting on the anniversary from the grant date each year, and subject to certain predetermined annual purchase targets. The recipient shall exercise all the vested options upon the completion of the Initial Public Offering (“IPO”) of Yijianyikang or the recipient registered as a shareholder of Yijianyikang, otherwise, the recipient has the right to convert the vested options to ordinary shares of the Company at certain ratio, which may have a dilutive impact of EPS. The equity instruments granted in conjunction with selling goods are measured and classified under Topic 718 at grant-date fair value. In determining the fair value of the equity instruments granted, a market approach was applied. The Group estimates the variable consideration for these programs using the expected value method, which predicts the amount of the consideration based on the terms of the contract and available information and updates its estimates each reporting period. The impact on EPS and deferred revenue of the new program is not material for the year ended December 31, 2021.

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

Product revenues are recorded net of surcharges and value added tax (“VAT”) ranging from 0% to 13% for different kinds of products based on the sales amount. Surcharges are sales related taxes representing the City Maintenance and Construction Tax and Education Surtax. The Group records revenues on a gross basis because the Group controls the products before they are transferred to the consumers and pharmacy customers determined on the basis that: (1) the Group is primarily responsible for fulfilling its promise to deliver the specified products to consumers and pharmacy customers; (2) the Group has inventory risk before the specified products are transferred to a consumers and pharmacy customers or after transfer of control to the consumers and pharmacy customers, and (3) the Group has discretion in establishing the price for the specified products.

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

Service revenues

Service revenues primarily consist of fees charged to third-party marketplace sellers for whom the Group acts as an agent to facilitate the marketplace sellers' online sales of their products through the online platforms 1 Medicine Marketplace and 1 Pharmacy, which is referred to as marketplace service (“MP”) revenue. The Group has determined it is not the principal in the arrangement as it is not responsible to fulfill the order for the specified products, it does not bear the inventory risk for the products, nor does it have the ability to establish prices. The Group charges the marketplace sellers commission fees equal to an agreed percentage of the sales price of the product when a sale is completed and also charges market place sellers an annual non-refundable up-front fee for platform usage. The promise to the customer, which is the marketplace seller, is to arrange for the sale which is considered as one performance obligation. Therefore, the Group recognizes the up-front fee and commission at the point in time when the sale is completed. The Group also provided digital marketing service, supply chain management to customers and etc. (collectively referred to “other services”), and recognize over time when the customer simultaneously receives and consumes the benefits provided by the Group’s performance, or recognize at a point in time when the customer obtains control of the goods and services.

Contract balances

Accounts receivable represents amounts invoiced and revenue recognized prior to invoicing when we have satisfied our performance obligation and have the unconditional right to payment.

The estimated inventories in-transit relating to estimated returns are contract assets included in inventories.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

Contract liabilities consist of advance payments, which were recorded in accrued expenses and other current liabilities.

(n)   Cost of products sold

Cost of products sold consists of the purchase price of products and inbound shipping charges. The Group periodically receives rebates from certain vendors in the form of cash or credits that the Group can apply against trade amounts owed to vendors pursuant to a binding arrangement only if the Group completes a specified cumulative level of purchases or sales within a specified time period. The rebates do not represent a payment for assets or services delivered to the vendor or a reimbursement of costs incurred by the Group to sell vendors’ products. The Group accounts for the rebates received from its vendors as a reduction to the price the Group pays for the products purchased and therefore records such amounts as a reduction of cost of products sold and inventory when recognized in the financial statements. Rebates are earned based on reaching minimum purchases or sales thresholds within a specified period, typically on a fiscal quarterly or annual basis. Cost of products does not include other direct costs related to cost of product sales such as shipping and handling expense, payroll and benefits of logistics staff, logistics centers rental expenses and depreciation expenses. Therefore, the Group’s cost of products sold may not be comparable to other companies which include such expenses in their cost of products.

(o)   Fulfillment expenses

Fulfillment expenses primarily consist of payroll, bonus and benefits of logistics staff, logistics centers rental expenses, depreciation expenses, shipping and handling expenses, and packaging expenses.

(p)   Selling and marketing expenses

Selling and marketing expenses primarily consist of payroll, bonus and benefits of sales and marketing staff, advertising costs, agency fees and costs for promotional materials.

Advertising expenses are charged to the statements of comprehensive loss in the period incurred. The amounts of advertising expenses incurred were RMB30,447, RMB37,577 and RMB30,135 for the years ended December 31, 2019, 2020 and 2021, respectively.

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(q)   Technology expenses

Technology expenses primarily consist of technology infrastructure expenses, payroll, bonus and benefits of the employees, and costs associated with the computer, storage and telecommunications infrastructure for use in technology department.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

(s)   Government grants

Government grants represent rewards provided by the relevant PRC government authorities to the Group for tax refunds and support for investment in certain local districts, which are typically granted based on the amount of investments the Group made as well as income generated by the Group in such districts. Such subsidies allow the Group full discretion to utilize the funds and are used by the Group for general corporate purposes. Normally, the Group does not receive written confirmation from local governments indicating the approval of the cash subsidy before cash is received, and therefore cash subsidies are recognized when received and when all the conditions for their receipts have been satisfied. Government grants recognized were RMB358, RMB 5,036 and RMB 2,947 for the years ended December 31, 2019, 2020 and 2021, respectively, which were recorded in other operating income (expenses), net.

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

The Group applies the provisions of ASC Topic 740, Income Taxes (“ASC 740”), in accounting for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group has elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive loss. The Group does not have any unrecognized tax benefits for the years ended December 31, 2019, 2020 and 2021.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

(w)   Foreign currency translation

The reporting currency of the Group is the Renminbi (“RMB”). The functional currency of the Company and Yao Wang is the United States dollar (“US dollar”). The functional currency of all the other significant subsidiaries and the variable interest entities is RMB. The determination of the respective functional currency is based on the criteria of ASC 830, Foreign Currency Matters.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are re-measured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized in the consolidated statements of comprehensive loss.

Assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulated other comprehensive loss in the consolidated statements of shareholders’ equity (deficit).

(x)   Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and prepayments. The Group places its cash and cash equivalents, restricted cash and short-term investments with financial institutions with high-credit ratings and quality. Accounts receivable mainly consist of amounts receivable from B2B customers, product delivery service providers and payment processing service providers, which are all with good collection history. There are no significant concentrations of credit risk. With respect to prepayments, the Group performs on-going credit evaluations of the financial condition of these suppliers.

Concentration of customers

There were no customers individually representing 10% or more of revenues for the years ended December 31, 2019, 2020 and 2021.

There were no customers accounted for 10% or more of balances of accounts receivable as of December 31, 2020 and 2021.

Concentration of suppliers

There were no suppliers accounted for 10% or more of purchases for the years ended December 31, 2019, 2020 and 2021.

There were no suppliers accounted for 10% or more of balances of accounts payable as of December 31, 2020 and 2021.

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(y)   Foreign currency risk

Renminbi (“RMB”) is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregated amounts of RMB 1,071,366 and RMB 605,623, which were denominated in RMB, as of December 31, 2020 and 2021, respectively.

(z)   Fair value

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
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

The estimated fair value of the Group’s financial instruments of which the inputs used to value are classified as Level 2 and are not reported at fair value, including cash and cash equivalents, restricted cash, short-term investments, accounts receivable, other current assets, accounts payable, other current liabilities, approximates their carrying value due to their short-term nature.

As of December 31, 2021, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

Fair Value Measurements at Reporting Date Using
		Quoted Prices		Significant
	Fair Value	in Active Markets	Significant Other	Unobservable
	as of	for Identical	Observable	Inputs
	December 31, 2021	Assets (Level 1)	Inputs (Level 2)	(Level 3)

Short-term investments	182,556	—	182,556	—

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(z)   Fair value (Continued)

The fair values of wealth management products are the suggested redemption price provided by the investment bank or fund company that sells such financial products. There are observable and market-based inputs but not quoted prices in active markets for identical assets. If statements are not available, the Group will measure fair value using valuation techniques that use current market-based parameters, such as currency rates. The total gain recognized for change in fair values of short-term investments is RMB 9,635, RMB 970 and RMB7,801 for the years ended December 31, 2019, 2020 and 2021.

The Group’s equity investments in equity securities without readily determinable fair values, which do not qualify for net asset value (“NAV”) practical expedient and over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative in accordance with ASU 2016-01 “Recognition and Measurement of Financial Assets and Liabilities” (the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus and minus changes resulting from observable price changes in orderly transactions for identical or similar investments. The Group recognized impairment losses of RMB 11,000, nil and nil related to equity investments without readily determinable fair values for the years ended December 31, 2019, 2020 and 2021, respectively.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

The Group measures equity method investments at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of these investments are determined based on valuation techniques using the best information available, and may include future performance projections, discount rate and other assumptions that are significant to the measurements of fair value. An impairment charge to these investments is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. During the year ended December 2021, no impairment of equity method investments was recorded.

Certain non-financial assets are measured at fair value on a nonrecurring basis, including property, plant, and equipment, right-of-use assets, and intangible assets. They are recorded at fair value only when impairment is recognized by applying unobservable inputs such as forecasted financial performance, discount rate, and other significant assumptions to the discounted cash flow valuation methodology. For the years ended December 31, 2019, 2020 and 2021, there was no impairment recognized for non-financial assets.

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

Prior to the IPO of the Company on September 12, 2018, the fair value of the stock options granted to employees is determined with the assistance of an independent third party valuation firm. After the IPO of the Company, in determining the fair value of the share options and Ordinary Share Units of the Group, the closing market price of the underlying shares on the grant date is applied. The Black Scholes option pricing model was applied in determining the estimated fair value of the options granted to employees. In determining the fair value of the restricted shares of limited liability partnerships (“LLPs”), market approach and income approach were applied for the years ended December 31, 2020 and 2021, respectively.

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(aa)   Share-based compensation (Continued)

The Group estimates the Company’s subsidiary’s enterprise value for purposes of recording share-based compensation, and the information considered by the Company mainly include but are not limited to the pricing of recent rounds of financing, future cash flow forecasts, discount rates, and liquidity factors.

The compensation expense for the awards with performance conditions is based upon the Group’s judgement of likely future performance and may be adjusted in future periods depending on actual performance.

Awards Granted to Non-Employees

The Group adopted ASU 2018-07 on January 1, 2019 using the modified retrospective method and recognized the cost of services received from a nonemployee in exchange for an equity instrument based on the award’s grant-date fair value. Unvested equity-based payments to nonemployees have been re-measured at fair value as of the adoption date. The adoption did not have material effect on the financial statements.

(ab) Treasury shares

Treasury shares represent shares repurchased by the Company that are no longer outstanding and are held by the Company. Treasury shares are accounted for under the cost method. Under the repurchase plan, the Company had repurchased an aggregate of

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

1,485,862 , 511,758 and 333,000 ordinary shares on the open market for total cash consideration of RMB 22,991 , 11,981 and 5,887 for the year ended December 31, 2019, 2020 and 2021. The repurchased shares are presented as “treasury shares” in shareholders’ equity on the Group’s consolidated balance sheets.

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

(ad) Segment reporting

In accordance with ASC 280, Segment Reporting, the Group’s chief operating decision maker (the “CODM”) has been identified as the Co-Chairmen and Chief Executive Officer, who review the segment information when making decisions about allocating resources and assessing performance of the Group. The Group classifies its operations into two segments: B2C segment and B2B segment whereby the B2C business represents revenue generated from individual consumers while B2B business represents revenue generated from corporate customers. There are no internal revenue transactions between the reportable segments. The Group does not distinguish expenses between segments in its internal reporting, and reports expenses by nature as a whole. Furthermore, the Group’s CODM is not provided with asset information by segment. As such, no asset information by segment is presented. The information of segment reporting is presented consistently for the years ended December 31, 2019, 2020 and 2021. The following tables summarize the Group’s product revenues and segment profit (loss) generated by its segments.

	Year Ended December 31,
	2019	2020	2021
B2C segment
Product revenues	636,430	666,223	491,855
Service revenues	17,818	25,043	30,896
Cost of products sold*	(535,577)	(551,998)	(413,333)
Segment profit for B2C Business	118,671	139,268	109,418

B2B segment
Product revenues	3,293,268	7,490,449	11,839,850
Service revenues	4,537	21,442	63,301
Cost of products sold*	(3,251,293)	(7,285,327)	(11,391,474)
Segment profit for B2B Business	46,512	226,564	511,677

Total segment profit	165,183	365,832	621,095

* For segment reporting purpose, purchase rebate is allocated to B2C segment and B2B segment primarily based on the amount of cost of products sold for each segment. Cost of products sold does not include other direct costs related to cost of product sales such as

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

shipping and handling expense, payroll and benefits of logistic staff, logistic centers rental expenses and depreciation expenses, which are recorded in the fulfillment expenses.

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(ad) Segment reporting (Continued)

The following is a reconciliation of the reportable segments’ measures of profit or loss to the Group’s consolidated loss before income taxes:

	Year Ended December 31,
	2019	2020	2021

Total profit for reportable segments	165,183	365,832	621,095
Unallocated amounts:
Fulfillment expenses	(128,996)	(226,930)	(355,836)
Selling and marketing expenses	(340,562)	(399,610)	(513,146)
General and administrative expenses	(123,501)	(128,226)	(206,981)
Technology expenses	(61,902)	(92,080)	(189,284)
Other operating (expenses) income, net	(3,735)	7,703	2,012
Interest income	4,802	6,312	9,776
Interest expense	(3,622)	(8,817)	(5,488)
Foreign exchange (loss) gain	(10,328)	5,547	1,937
Other income, net	834	3,161	14,890
Loss before income tax	(501,827)	(467,108)	(621,025)

Revenues from different product groups and services are as follows:

	Year Ended December 31,
	2019	2020	2021
Product Revenues	3,929,698	8,156,672	12,331,705
Drugs	3,595,419	7,398,433	11,681,106
Nutritional supplements	245,644	559,239	442,497
Contact lenses.	18,110	3,420	38
Medical supplies and devices	50,178	149,051	124,919
Other products.	20,347	46,529	83,145
Service Revenues	22,355	46,485	94,197
MP Service	17,239	30,533	52,309
Other Services	5,116	15,952	41,888
Total	3,952,053	8,203,157	12,425,902

(ae) Leases

From January 1, 2019, the Group adopted the ASC Topic 842, Leases (“ASC 842”). The Group determines if a contract is or contains a lease at the inception of the contract, and the Group classifies that lease as a finance lease if it meets certain criteria or as an operating lease when it does not. For a contract, in which the Group is a lessee, that contains fixed payments for both lease and non-lease components, the Group has elected to account for lease and non-lease components separately.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(ae) Leases (Continued)

At the commencement date of a lease, the Group recognizes a lease liability for future fixed lease payments and a right-of-use (“ROU”) asset representing the right to use the underlying asset during the lease term. The lease liability is initially measured as the present value of the future fixed lease payments that will be made over the lease term. The lease term includes lessee options to extend the lease and periods occurring after a lessee early termination option, only to the extent it is reasonably certain that the Group will exercise such extension options and not exercise such early termination options, respectively. The future fixed lease payments are discounted using the rate implicit in the lease, if available, or the incremental borrowing rate (“IBR”). The Group’s IBR is estimated to approximate the interest rate on similar terms and payments and in economic environments where the leased asset is located. Upon adoption of ASU 2016-02, the Group elected to use the remaining lease term as of January 1, 2019 in the Group’s estimation of the applicable discount rate for leases that were in place at adoption. For the initial measurement of the lease liability for leases commencing after January 1, 2019, the Group used the discount rate as of the commencement date of the lease, incorporating the entire lease term. Additionally, the Group elected not to recognize leases with lease terms of 12 months or less at the commencement date in the consolidated balance sheets. Current maturities and long-term portions of operating lease liabilities are classified as accrued expenses and other current liabilities and long-term operating lease liabilities, respectively, in the consolidated balance sheets.

The ROU asset is measured at the amount of the lease liability with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred by the Group and lease incentives. The Group will evaluate the carrying value of ROU assets if there are indicators of impairment and review the recoverability of the related asset group. If the carrying value of the asset group is determined to not be recoverable and is in excess of the estimated fair value, the Group will record an impairment loss in other expenses in the consolidated statements of operations. ROU assets for operating leases are included in operating lease right-of-use assets in the consolidated balance sheets. For the years ended December 31, 2019, 2020 and 2021, there were no impairment recognized for the Group’s ROU assets.

The Group’s leases include offices and warehouses, which are all classified as operating leases with fixed lease payments, or minimum payments, as contractually stated in the lease agreement. For operating leases, lease expense relating to fixed payments is recognized on a straight-line basis over the lease term.

(af) Non-controlling interests

For the Company's consolidated subsidiaries and VIEs, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the Group’s consolidated statements of operations and comprehensive income/(loss) to distinguish the interests from that of the Company.

(ag) Redeemable non-controlling interest

The Group classifies the redeemable non-controlling interest as mezzanine equity as the non-controlling interest is redeemable upon the occurrence of an event not solely within the control of the Group.

Due to the probability of being redeemed, the Group adjusts the carrying amount of the mezzanine equity to equal the redemption value at the end of each reporting period as if it was the redemption date for the redeemable non-controlling interest. The balance of the redeemable non-controlling interest is reported at the greater of the initial carrying amount adjusted for the redeemable non-controlling interest’s share of earnings or losses and other comprehensive income or loss, or its estimated redemption value. The resulting changes in the estimated redemption amount (increases or decreases) are recorded in net loss or profit attributable to non-controlling interests. These interests are presented on the consolidated balance sheets outside of equity under the caption “Redeemable non-controlling interest”.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(ah) Recently issued accounting pronouncements

New Accounting Pronouncements Not Yet Adopted

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832) — Disclosures by Business Entities about Government Assistance. The amendments in this ASU require disclosures about transactions with a government that have been accounted for by analogizing to a grant or contribution accounting model to increase transparency about (1) the types of transactions, (2) the accounting for the transactions, and (3) the effect of the transactions on an entity’s financial statements. The amendments in this ASU are effective for all entities within their scope for financial statements issued for annual periods beginning after December 15, 2021. Early application of the amendments is permitted. The Group does not expect the adoption of this new standard to have any material impact on its financial statements.

(ai) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss, and consolidated statements of cash flows from RMB into US dollar as of and for the year ended December 31, 2021 are solely for the convenience of the readers and were calculated at the rate of 6.3726, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US dollar at that rate on December 30, 2021, or at any other rate.

(aj) Structured payment arrangement

In 2021, the Group entered into a structured payment arrangement with a bank (“reverse factoring arrangement”). Under the reverse factoring arrangement, certain suppliers were able to put their receivables from the Group to the bank for early payment.

As a result of the reverse factoring arrangements, the payment terms of the Group’s original accounts payables were substantially modified and considered extinguished as the nature of the original liability has changed from accounts payables to loan borrowings from the bank. The proceeds from the bank used to settle the payables and subsequent repayments to the bank are considered financing activities and reported as “Proceeds from other financing activities” and “Repayment for other financing activites” on the consolidated statements of cash flows, respectively. The interest expense charged from the bank at annual rate of 4.35%, is recorded in interest expense in the consolidated statements of comprehensive loss. As of December 31, 2021, the outstanding borrowings from the reverse factoring arrangements were RMB 46,900, which is repayable within one year and are included in “Accrued expenses and other current liabilities” on the consolidated balance sheets. Total proceeds obtained for settlement for the year ended December 31, 2021, was RMB61,900, and were typically repayable within 90 days of issuance.

3.	SHORT-TERM INVESTMENTS

Short-term investments as of December 31, 2020 and 2021 were as follows:

	As of December 31,
	2020	2021
Wealth Management Products	300,167	182,556

The Group classifies the wealth management products as “available-for-sale” debt securities which are recorded at fair value. For the years ended December 31, 2019, 2020 and 2021, the Group recorded RMB 7,335, RMB 1,137 and RMB 8,312 of changes in fair value of these available-for-sale debt securities, net of tax, in other comprehensive income (loss), respectively, and RMB 9,635, RMB 970 and RMB 7,801 of realized gains transferred from other comprehensive income to other income when the security was sold. The amortized cost of the available-for-sale debt securities approximate their fair value. No impairment charges were recorded for the year ended December 31, 2019, and no credit loss was recognized for the years ended December 31, 2020 and 2021.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

4.	NOTES RECEIVABLE

As of December 31, 2020 and 2021, the total note receivable balance was RMB12,583 and RMB90,734 and among which RMB5,969 and RMB7,181 were pledged as collateral for notes payable which is recorded in accounts payables. No impairment charges were recorded for the year ended December 31, 2019, and no credit loss was recognized for the years ended December 31, 2020 and 2021.

5.	INVENTORIES

Inventories as of December 31, 2020 and 2021 were as follows:

	As of December 31,
	2020	2021
Products	766,529	1,121,107

In 2020 and 2021, inventories were written down by RMB24,216 and RMB45,976, respectively, to reflect the lower of cost and net realizable value.

6.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayment and other current assets, as of December 31, 2020 and 2021 were as follows:

	As of December 31,
	2020	2021
Value added tax recoverable	149,343	92,107
Rebate receivable from suppliers	114,723	77,687
Deposits (Note)	25,600	35,905
Advance to suppliers	9,891	21,064
Prepaid expense	8,117	9,476
Others	4,123	5,960
Total	311,797	242,199

Note: Deposits consist of amounts paid to certain vendors for purchasing, advertising and rentals.

7.	PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	As of December 31,
	2020	2021
Cost:
Leasehold improvements	55,941	91,908
Electronic equipment	25,857	36,008
Furniture, fixtures and equipment	21,334	35,546
Vehicles	943	1,026
	104,075	164,488
Less: Accumulated depreciation	(60,636)	(84,234)
	43,439	80,254
Construction in progress	—	—
Property and equipment, net	43,439	80,254

Depreciation expense was RMB10,607, RMB12,223 and RMB25,513 for the years ended December 31, 2019, 2020 and 2021, respectively.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

8.	LEASES

The Group has operating leases for offices and warehouses. The Group recognized ROU assets of RMB 98,628 and RMB 233,847, and corresponding current liabilities of RMB 37,713 and RMB65,740 in accrued expenses and other current liabilities, and long-term operating lease liabilities of RMB 62,388 and RMB 165,614, as of December 31, 2020 and 2021. The amount of short-term is not material and no variable lease cost existed for the years ended December 31, 2019, 2020 and 2021, respectively

Lease expenses were RMB 29,715, RMB 41,936 and RMB73,756 for the year ended December 31, 2019, 2020 and 2021. The maturities of lease liabilities in accordance with Leases (Topic 842) in each of the next five years and thereafter as of December 31, 2020 and 2021 were as follows:

	As of December 31,
Year Ending December 31,	2020	2021
2021	41,893	—
2022	32,006	73,723
2023	15,602	66,932
2024	11,507	59,633
2025	7,857	42,059
2026	616	6,914
Thereafter	—	205
Total lease payment	109,481	249,466
Less: imputed interest	(9,380)	(18,112)
Present value of minimum operating lease payments	100,101	231,354

Cash paid for amounts included in the measurement of operating lease liabilities for the years ended 31 December, 2019, 2020 and 2021 were RMB 29,042, RMB 40,792 and RMB 77,722. Right-of-use assets obtained in exchange for the operating lease liabilities in non-cash transactions for the years ended 31 December, 2020 and 2021 were RMB 50,841, RMB 50,076 and RMB 225,003. Right-of-use assets decreased due to lease early termination for the years ended 31 December, 2019, 2020 and 2021 were nil, RMB 1,685 and RMB 23,624.

Weighted-average remaining lease terms and discount rates are as follows:

	As of December 31,
	2020	2021
Weighted-average remaining lease term	3.2years	3.6years
Weighted-average discount rate	5.0%	4.3%

9.	SHORT-TERM BORROWINGS

Short-term borrowings were RMB 229,250 and RMB 259,658 as of December 31, 2020 and 2021, respectively, all of which consisted of borrowings from financial institutions and are repayable within one year. As of December 31, 2021, the Group had an undrawn balance of RMB270,342 under the credit facilities agreement. All of these borrowings were unsecured and accrue interest at an average annual interest rate of 5.32% and 4.35% for the years ended December 31, 2020 and 2021, respectively.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

9.	SHORT-TERM BORROWINGS (Continued)

In September 2019, 1 Pharmacy Technology entered into a credit agreement with China Merchant Bank (CMB) which provides a revolving credit facility that allows 1 Pharmacy Technology to borrow up to RMB 100,000 for working capital purpose in one year. In October 2020, 1 Pharmacy Technology renewed the credit agreement that allowed 1 Pharmacy Technology to borrow up to RMB 300,000 for working capital purposes in one year, and in November 2021, 1 Pharmacy Technology renewed the credit agreement for another one year. Any draw down on the credit facility will be charged with interest at one-year loan prime rate published by People’s Bank of China plus 0.30%. The borrowings were guaranteed by Yihao Pharmacy. During the year ended December 31, 2020 and 2021, RMB229,666 and RMB331,837 were drawn on above credit facility and RMB159,666 and RMB232,179 were repaid, with the balance of RMB100,000 and RMB199,658 outstanding as of December 31, 2020 and 2021, respectively. The interest rate range for the borrowings in 2020 and 2021 were from 4.10% to 4.35 % per annum.

In June 2020, 1 Pharmacy Technology entered into a credit agreement with Industrial Bank (IB) which provides a revolving credit facility that allows 1 Pharmacy Technology to borrow up to RMB 100,000 for working capital purpose in one year. Any draw down on the credit facility will be charged with interest at one-year loan prime rate published by People’s Bank of China minus 0.35%. In June 2021, the credit agreement was renewed and allows 1 Pharmacy Technology to borrow up to RMB 200,000 for working capital purpose in seven months. Any draw down on the credit facility will be charged with interest at one-year loan prime rate published by People’s Bank of China plus 0.78%. The borrowings in the years ended December 31, 2020 and 2021were guaranteed by Yihao Pharmacy. During the years ended December 31, 2020 and 2021, RMB 9,850 and RMB 30,000 were drawn on this credit facility , RMB 9,850 were repaid in 2021, with the balance of RMB 9,850 and RMB 30,000 outstanding as of December 31, 2020 and 2021, respectively.

The Group entered into a revolving credit facility with China Zheshang Bank (CZB) that allows the Group to borrow up to RMB 500,000 for working capital purpose since December 2018 and renewed in December 2020 which will expire in two years. Cash deposits or notes receivable are required to be pledged for any draw down of borrowings and notes payables from CZB. During 2020, Yihao Pharmacy repaid RMB 65,081 borrowed from China Zheshang Bank (CZB) with no balance outstanding as of December 31, 2020. The interest rate for the borrowings in 2020 was 4.35% per annum. No loan with China Zheshang Bank (CZB) was entered in 2021. 1 Pharmacy Technology obtained loan of RMB 40,000 from Shanghai Pudong Technology Financial Service Co., Ltd. with annual interest rate of 8.5% in May 2020. The borrowing was guaranteed by Yihao Pharmacy. 1 Pharmacy Technology repaid RMB 40,000 in 2021 with no balance outstanding as of December 31, 2021. 1 Pharmacy Technology also borrowed RMB 10,000 from China Construction Bank (CCB) in 2020 and paid back in 2021. The loan agreement with CCB includes covenants that Debt to Asset Ratio of 1 Pharmacy Technology should be no more than 70%, and the Liquidity Ratio should be no less than 1.0. 1 Pharmacy Technology was in compliance with the covenants as of payment due date in 2021.

The Group also obtained loans from several other financial institutions. During the years ended December 31, 2020 and 2021, RMB109,250 and RMB45,000 were borrowed, RMB39,850 and RMB84,400 were repaid, with the balance of RMB69,400 and RMB30,000 outstanding as of December 31, 2020 and 2021, respectively. The interest rate range for the borrowings was from 3.50% to 4.60% per annum in 2020 and 4.15 % to 4.60% per annum in 2021.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities as of December 31, 2020 and 2021 were as follows:

	As of December 31,
	2020	2021
Advance from customers	117,451	176,256
Salary and welfare payables	53,731	74,886
Current portion of operating lease liabilities	37,713	65,740
Payable to marketplace sellers (Note)	29,867	48,362
Liability under reverse factoring program	—	46,900
Deposits from marketplace sellers	13,564	26,307
Accrued delivery service fees	21,108	27,198
Accrued fulfillment expenses	13,274	12,545
Tax payables	9,576	10,935
Accrued advertising expense	3,244	3,794
Others	27,590	30,045
Total	327,118	522,968

Note: Amounts relate to cash collected on behalf of marketplace sellers for products sold through the Group’s online platform.

11.	REDEEMABLE NON-CONTROLLING INTERESTS

In August and December, 2020, 1 Pharmacy Technology issued its ordinary shares to certain private placement investors at fair value evaluated by the third party valuer, representing 9.2% of the outstanding shares of 1 Pharmacy Technology for total consideration of RMB 934,820. Under the agreements, 1 Pharmacy Technology and the new investors agreed to facilitate 1 Pharmacy Technology’s IPO in the Shanghai Sci-Tech Innovation Board (“STAR”) prior to June 30, 2023. If the IPO has not been completed and the China Securities Regulatory Commission has not otherwise approved the registration of the STAR Listing registration application prior to June 30, 2023, the new investors have the right to require Yao Wang to repurchase all or any portion of their ownership interests in 1 Pharmacy Technology at the cost plus annual interest rate of 6%. The ownership interests held by the new investors were classified as redeemable non-controlling interests under ASC 480 Distinguishing Liabilities from Equity as the redemption feature embedded in the non-controlling interests and not solely within the Group’s control. Total number of 66,318,885 shares was increased in Yao Wang’s redeemable non-controlling interests due to issuance of common stock of 1 Pharmacy Technology.

Based on the IPO process of 1 Pharmacy Technology, in 2021, the Group assessed the exercisability of the redemption right to be probable from June 30, 2023. For the year ended December 31, 2021, RMB56,766 attribution was recorded under ASC 810 as net loss attributable to redeemable non-controlling interest, and RMB133,370 of difference between carrying amount and redemption value was recorded under ASC 480 as adjustment attributable to redeemable non-controlling interest.

The redeemable non-controlling interests for the year ended December 31, 2021 was summarized as follows:

Amount
Opening balance as of January 1, 2021	924,245
Net loss attributable to the redeemable non-controlling interests shareholders	(56,766)
Accretion of redeemable non-controlling interest	133,370
Ending balance as of December 31, 2021	1,000,849

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

12.	NON-CONTROLLING INTERESTS

In November 2020, the Company’s subsidiary, 1 Pharmacy Technology issued 32,500,000 ordinary shares to 13 LLPs founded by the employees of 1 Pharmacy Technology with the total consideration of RMB 32,500. With full shareholders’ rights of these ordinary shares issued to the LLPs, these shares are accounted as non-controlling interest of 1 Pharmacy Technology. The shares issued to the employees in each LLP are not outstanding shares but are restricted with 50% of the shares vesting within two years from the issuance date and the remaining 50% vesting evenly on an annual basis over the 2 years thereafter , which are also subject to adjustment based on performance condition. Such arrangement was entered into to provide a share incentive plan to the employees of 1 Pharmacy Technology. Share-based compensation was recognized over the vesting period based on the excess of the fair value of these shares over the issuance price (see Note 15).

Non-controlling interest (“NCI”) was recognized at RMB 51,728 based on the proportional net assets of 1 Pharmacy Technology, with the difference of RMB19,228 recognized as a deduction to additional paid in capital as of December 31, 2020. For the year ended December 31, 2021, RMB27,819 was recorded as net loss attributable to the non-controlling interests shareholders.

13.	ORDINARY SHARES

As of January 1, 2018, the authorized shares consist of 72,000,000 Class A ordinary shares, 839,209,895 Class B ordinary shares, and 13,671,109 Class C ordinary shares. In 2015 and 2016, the Group issued total of 1,607,901 Class C Ordinary Shares to Gold Prized Investment Limited (“Gold Prized”) to establish a reserve pool for future issuance of equity share incentive to the Group’s employees. While these ordinary shares were legally issued to Gold Prized, the voting rights and associated economic rights remained with the Group. As such, none of these ordinary shares were considered to be granted under the incentive plan, and the Company accounted for these shares as issued but not outstanding. In June 2018, Gold Prized irrevocably surrendered these 1,607,901 Class C ordinary shares (“Surrendered Shares”) registered under its name to the Group resulting in the cancellation of the related subscription receivable of RMB2,200, which has no effect on the Group’s total equity (deficit) amount. The Surrendered Shares were cancelled with effect from June 2018 and the Company reserved those shares in the authorized share capital to be issued pursuant to the Plan.

In September 2018, with the effectiveness of the revised Articles of Association, the Company’s authorized share capital was changed to US$50 divided into 1,000,000,000 shares comprising (i) 800,000,000 Class A ordinary shares of a par value of US$0.00005 each, (ii) 72,000,000 Class B ordinary shares of a par value of US$0.00005 each and (iii) 128,000,000 shares of a par value of US$0.00005 each of such class or classes as Company’s board of directors may determine. All 72,000,000 issued and outstanding Class A ordinary shares beneficially owned by Dr. Gang Yu and Mr. Junling Liu were re-designated as Class B ordinary shares, and all other issued and outstanding shares were re-designated as Class A ordinary shares. Each Class A ordinary share entitles the holder to one vote, and each Class B ordinary share entitles the holder to fifteen votes on all matters subject to the vote at general meetings of the Company. Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right, as such, this dual class share structure has no impacts to the earnings per share calculation. Basic earnings per share and diluted earnings per share are the same for each Class A ordinary share and Class B ordinary share. In September 2018, 75,118,996 preferred shares were converted into Class A ordinary shares and the Company issued 15,969,110 Class A ordinary shares with the completion of the IPO.

On January 25, 2019, 5,500,000 Class A ordinary shares were issued to the Company’s depositary bank, Bank of New York Mellon (“BNYM”), for bulk issuance of ADSs reserved for future issuances restricted stocks upon the exercise of stock options or vesting of restricted stocks under the 2013 Share Incentive Policy, 2014 Share Incentive Policy, 2016 Share Incentive Plan and 2018 Share Incentive Plan (together, the “Plans”). From August 15, 2019 to August 14, 2020, the Company repurchased a total of 1,997,620 Class A ordinary shares of the Company and the repurchased shares were transferred to Computershare Hong Kong Investor Services Ltd. (“Computershare”), also for future issuances upon the exercise of stock options or vesting of restricted stocks under the Plans.

For the years ended December 31, 2019, 2020 and 2021, 2,517,780, 1,745,136 and 1,128,084 Class A ordinary shares were issued and outstanding upon the exercise of stock options and vesting of restricted stocks, and an aggregated of 1,485,862, 511,758 and 333,000 shares were repurchased under the repurchase plan respectively.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

14.	NET REVENUES

Disaggregation of revenues

All of the Group’s revenues for the years ended December 31, 2019, 2020 and 2021 were generated within the PRC. The following table illustrates the disaggregation of the Group’s revenue streams by type of customers and nature of services the Group offered:

	Year Ended December 31,
	2019	2020	2021
Product Revenues	3,929,698	8,156,672	12,331,705
B2C Business	636,430	666,223	491,855
B2B Business	3,293,268	7,490,449	11,839,850
Service Revenues	22,355	46,485	94,197
MP Service	17,239	30,533	52,309
Other Services	5,116	15,952	41,888
Total	3,952,053	8,203,157	12,425,902

The revenues by different product groups and services has been disclosed in Note 2(ad).

Contract balance

The typical contract term of MP service is no more than one year and the remaining unsatisfied performance obligation as of December 31, 2020 and 2021 was insignificant.

In some arrangements from which product revenue is generated, the Group receives advance payments from consumers and pharmacy customers before the product is delivered, which is recorded as advance from customers included in the accrued expenses and other current liabilities on the consolidated balance sheets. The movements of the Group’s accounts receivable and advances from customers are as follows:

	Accounts	Advances from
	Receivable	Customers
Ending Balance as of December 31, 2019	65,247	63,456
Increase/(decrease), net	97,847	53,995
Ending Balance as of December 31, 2020	163,094	117,451
Increase/(decrease), net	241,375	58,805
Ending Balance as of December 31, 2021	404,469	176,256

Revenues with amount of RMB 63,456 and RMB 117,451 were recognized in the years ended December 31, 2020 and 2021, respectively that were included in the balance of advance from customers at the beginning of the each year.

15.	SHARE-BASED COMPENSATION

Employee Share options

In September 2013, the Board of Directors of the Company approved an Equity Incentive Plan (the “Plan”), under which, the Board of Directors may grant options to purchase ordinary shares to officers and directors, employees and individual advisors who render services to the Group to purchase an aggregate of no more than 1,287,500 ordinary shares of the Group (“Option Pool”). From 2014 to 2021, the Board of Directors approved to increase the Option Pool to 16,943,190 ordinary shares.

The options granted have a contractual term of 10 years and generally vest over a four-year period, with vesting schedules: 25% of the awards vesting on the anniversary of the grant date each year.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

15.	SHARE-BASED COMPENSATION (Continued)

Employee Share options (Continued)

The Black Scholes model was applied in determining the estimated fair value of the options granted. The model requires the input of subjective assumptions. The following table presents the assumptions used to estimate the fair values of the share options granted for the years ended December 31, 2019, 2020 and 2021:

	2019	2020	2021
Risk-free rate of return	1.68%~2.63%	0.10%-1.67%	0.84%
Contractual life of option	10 years	10 years	10 years
Expected term	6.25 years	6.25 years	6.25 years
Estimated volatility rate	30%~41%	34%-59%	39%
Dividend yield	Nil	Nil	Nil
Fair value per ordinary share	US$2.37~$3.40	US$2.95-$3.74	US$3.08

A summary of employee option activity under the Plan during the years ended December 31, 2019, 2020 and 2021 is presented below:

			Weighted
		Weighted	average		The weighted-
		average	remaining	Aggregate	average grant-
	Number of	exercise	contractual	intrinsic	date fair value
	Options	price	term	value	of the options
		US$	Years	US$	US$
Outstanding at January 1, 2019	8,890,629	1.76	8.28	36,888
Granted	1,063,293	4.12			0.49
Forfeited	(2,086,050)	1.99
Expired	—	—
Exercised	(1,962,484)	0.76		3,220

Outstanding at December 31, 2019	5,905,388	2.44	7.96	22,807
Granted	965,000	2.58			1.06
Forfeited	(247,232)	2.10
Expired	—	—
Exercised	(325,190)	1.62		1,260

Outstanding at December 31, 2020	6,297,966	2.52	7.32	21,389
Granted	146,426	5.25			0.70
Forfeited	(355,175)	0.34
Expired	—	—
Exercised	(233,096)	1.94		588

Outstanding at December 31, 2021	5,856,121	2.55	6.32	349

Vested and exercisable as of December 31, 2021	4,136,123	2.36	5.94	335
Vested or expected to vest as of December 31, 2021	5,856,121	2.55	6.32	349

Total compensation cost recognized for the years ended December 31, 2019, 2020 and 2021 was RMB 36,633 , RMB 37,662 and RMB 25,565.

As of December 31, 2021, there was RMB6,893 of unrecognized compensation expense related to unvested share options, which is expected to be recognized over a weighted average period of 1.3 years.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

15.	SHARE-BASED COMPENSATION (Continued)

Non-Employee Share options

The options granted have a contractual term of 10 years and were issued in payment for their consultation services which was expected to be performed over 4 years from the date of issuance. As services are performed, 25% of the awards vest on the anniversary of the grant date each year. The estimated fair value of the awards were determined using the Black Scholes model with the same assumptions used in employee share options.

The following table presents the assumptions used to estimate the fair values of the share options granted for the years ended December 31, 2019, 2020 and 2021:

					The
			Weighted		weighted-
		Weighted	average		average
		average	remaining	Aggregate	grant-date
	Number of	exercise	contractual	intrinsic	fair value of
	Options	price	term	value	the options
		US$	Years	US$	US$
Outstanding at January 1, 2019	1,106,587	0.62	6.18	664
Granted	—	—			—
Forfeited	—	—
Expired	—	—
Exercised	(254,068)	0.60		115

Outstanding at December 31, 2019	852,519	0.62	5.23	549
Granted	—	—			—
Forfeited	—	—
Expired	—	—
Exercised	(781,894)	0.50		211

Outstanding at December 31, 2020	70,625	1.99	6.83	338
Granted	—	—			—
Forfeited	—	—
Expired	—	—
Exercised	—	—

Outstanding at December 31, 2021	70,625	1.99	5.83	—

Vested and exercisable as of December 31, 2021	61,875	1.99	5.76	—
Vested or expected to vest as of December 31, 2021	70,625	1.99	5.83	—

Total compensation cost recognized for the years ended December 31, 2019, 2020 and 2021 was a reduction of RMB 511 due to adoption of ASU 2018-07, RMB 111 and RMB 87, respectively.

As of December 31, 2021, there was RMB20 of unrecognized compensation expense related to unvested share options, which is expected to be recognized over a weighted average period of 0.1 year.

Restricted share units

The restricted share units granted have a contractual term of 10 years and vest over a four-year period that 25% of the awards vesting on the anniversary of the grant date each year. The fair value of restricted share units with service conditions or performance conditions is based on the fair market value of the underlying ordinary shares on the date of grant.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

15.	SHARE-BASED COMPENSATION (Continued)

Restricted share units (Continued)

The following table summarized the Group’s restricted share unit activities in 2019, 2020 and 2021.

	Number of	Weighted
	Restricted	Average Grant Date
	Share Units	Fair Value
		US$
Restricted share units outstanding at January 1, 2019	—	—
Granted	3,050,427	3.90
Forfeited	(195,200)	3.10
Vested	(301,228)	4.60

Restricted share units outstanding at January 1, 2020	2,553,999	3.88
Granted	1,716,950	3.28
Forfeited	(565,116)	2.83
Vested	(638,052)	4.12

Restricted share units outstanding at December 31, 2020	3,067,781	3.69
Granted	1,552,040	5.27
Forfeited	(1,339,044)	4.35
Vested	(894,988)	3.89
Restricted share units outstanding at December 31, 2021	2,385,789	4.27

The total fair value of restricted share units vested during the years ended December 31, 2020 and 2021 was RMB 17,017 and RMB 22,395, respectively. Total compensation cost recognized for the years ended December 31, 2019, 2020 and 2021 was RMB 18,159, RMB 21,280 and RMB 25,711. As of December 31, 2021, there was RMB 51,308 in total unrecognized compensation expense related to such non-vested restricted shares, which is expected to be recognized over a weighted-average period of 2.5 years.

Employee ownership plan of 1 Pharmacy Technology

As disclosed in Note 12, the excess of the fair value of the restricted shares of LLPs issued to the employees of 1 Pharmacy Technology over the issuance price of RMB 32,500 is recognized as share based compensation over the vesting period. The shares issued to the employees in each LLP are not outstanding shares but are restricted with 50% of the shares vesting within two years from the issuance date and the remaining 50% vesting evenly on an annual basis over the 2 years thereafter, which are also subject to adjustment based on performance condition.

For the year ended December 31, 2020, the Group determined the fair value of the restricted shares of LLPs using market approach with the assistance from third party valuation specialist. The fair value of the restricted shares was estimated at RMB 14.19 per share compared with the issuance price of RMB 1.0 per share.

For the year ended December 31, 2021, the Group determined the fair value of the restricted shares using income approach with the assistance from third party valuation specialist. The fair value of the restricted shares was estimated at RMB 13.5 to 14.2 per share compared with the issuance price of RMB 1.0 per share.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

15.	SHARE-BASED COMPENSATION (Continued)

The following table summarized the Group’s restricted shares of LLPs activities in 2020 and 2021.

			Weighted average
	Number of Restricted	Weighted Average	remaining contractual	Aggregate intrinsic
	Share Units of LLPs	Grant Date Fair Value	term	value
		RMB
Non-vested restricted shares outstanding at January 1, 2020	—	—	—	—
Granted	32,500,000	14.19
Forfeited	—	—
Vested	—	—
Non-vested restricted shares outstanding at December 31, 2020	32,500,000	14.19	3.84	428,675
Granted	5,298,506	13.74
Forfeited	(6,150,869)	14.17
Vested	—	—
Non-vested restricted shares outstanding at December 31, 2021	31,647,637	14.12	2.94	395,595

Total compensation cost recognized for the years ended December 31, 2020 and 2021 was RMB 16,642 and RMB 93,649.

As of December 31, 2021, there was RMB 305,009 in total unrecognized compensation expense related to such non-vested restricted shares, which is expected to be recognized over a weighted-average period of 2.9 years.

Share-based compensation for all share options, restricted share units and employee ownership plan of 1 Pharmacy Technology

The Group recorded share based compensation expense of RMB 54,281, RMB 75,695 and RMB 145,593 for the years ended December 31, 2019, 2020 and 2021, respectively, which were classified in the accompanying consolidated statements of operations as follows:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
General and administrative expenses	25,412	22,727	69,718
Selling and marketing expenses	24,772	40,562	50,532
Technology expenses	4,097	12,406	25,343
Total	54,281	75,695	145,593

As of December 31, 2021, there was RMB 363,230 of total unrecognized compensation expense related to unvested share options, restricted share units and restricted shares of LLPs. That cost is expected to be recognized over a weighted-average period of 2.8 years.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

16.	LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share for the years indicated:

	Year Ended December 31,
	2019	2020	2021
Net loss attributable to ordinary shareholders	(499,606)	(456,533)	(669,810)
Weighted average number of ordinary shares-basic and diluted	163,671,577	164,786,631	165,866,901
Net loss per ordinary share-basic and diluted	(3.05)	(2.77)	(4.04)

As a result of the Group’s net loss for the three years ended December 31, 2019, 2020 and 2021, share options and restricted share units outstanding in the respective periods were excluded from the calculation of diluted loss per share as their inclusion would have been anti-dilutive.

	As of December 31,
	2019	2020	2021
Share options and restricted share units	9,311,906	9,436,372	8,312,535

17.	INCOME TAX EXPENSE

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain.

Hong Kong

Yao Wang is subject to Hong Kong profit tax at a rate of 16.5%. No Hong Kong profit tax has been provided as the Group has not had assessable profit that was earned in or derived from Hong Kong during the years presented.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%. High-technology enterprises may obtain a preferential tax rate of 15% provided they meet the related criteria. In December 2019, 1 Pharmacy Technology received approval from relevant government authorities to be classified as a “High and New Technology Enterprise” (“HNTE”) and 1 Pharmacy Technology is still on the position of loss. The HNTE qualification is valid for three years through 2021.

There is no provision for income taxes because the Company and all of its owned subsidiaries are in cumulative loss positions for all the periods presented.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

17.	INCOME TAX EXPENSE (Continued)

PRC (Continued)

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Year Ended December 31,
	2020	2021
PRC statutory tax rate	25%	25%
Tax effect of other expenses that are not deductible in determining taxable profit	(3)%	(2)%
Tax effect of inter group loan waiver	(35)%	—
Effect of enacted tax rate change	6%	2%
Effect of change in valuation allowance	7%	(25)%
Effective tax rate	0%	0%

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2020 and 2021 are as follows:

	As of December 31,
	2020	2021
Deferred tax assets:
Net loss carryforward	286,356	589,792
Advertising expense carried forward for future deduction	30,827	19,123
Accrued expenses and payroll payable	12,594	15,327
Provision for impairment of assets	7,072	6,614
Others	781	361
Valuation allowance	(337,630)	(631,217)
Total deferred tax assets	—	—
Deferred tax liabilities:
Total deferred tax liabilities	—	—

As of December 31, 2020 and 2021, valuation allowance of RMB 337,630 and RMB 631,217 was provided, respectively. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carryforward periods provided for in the tax law.

As of December 31, 2021, the Group had tax loss carryforwards of RMB 2,359,167 which will expire between 2022 and 2031 if not used.

The Group determines whether or not a tax position is “more-likely-than-not” of being sustained upon audit based solely on the technical merits of the position. The Group does not anticipate any significant changes to its liability for unrecognized tax benefits within the next 12 months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From 2017 to 2021, the Group’s PRC subsidiaries were still within the examination period of the PRC tax authorities.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

17.	INCOME TAX EXPENSE (Continued)

PRC (Continued)

A deferred tax liability should be recognized for the undistributed profits of the PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Company plans to indefinitely reinvest undistributed profits earned from its PRC subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Company’s subsidiaries were provided as of December 31, 2020 and 2021.

18.	RELATED PARTY TRANSACTIONS

There were no transaction balances with related parties as of December 31, 2020 and 2021.

There were no related party transactions for the years ended December 31, 2019, 2020 and 2021.

19.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were RMB50,046, RMB28,044 and RMB81,468 for the years ended December 31, 2019, 2020 and 2021, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

20.	RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries of the Group in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for the specific purposes of offsetting future losses, enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the years ended December 31, 2019, 2020 and 2021, no appropriation to statutory reserves was made because the PRC subsidiaries had substantial losses during such periods. In addition, due to restrictions on the distribution of share capital from the Company’s PRC subsidiaries and VIEs, the PRC subsidiaries and VIEs’ share capital and restricted cash of RMB 984,959 and RMB 717,322 at December 31, 2020 and 2021 is considered restricted, which are not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

21.	COMMITMENTS AND CONTINGENCIES

The Group is subject to periodic legal or administrative proceedings in the ordinary course of its business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the financial statements.

22.	SUBSEQUENT EVENTS

In February 2022, the Group terminated the contractual arrangements between 1 Pharmacy Technology and each of the Company’s variable interest entities, namely Yihao Pharmacy, Yihao Pharmaceutical and Shanghai Yaowang as well as their respective shareholders, and 1 Pharmacy Technology entered into a share transfer agreement with the former shareholders of the VIE entities. As a result, the Company currently has direct equity control of these entities.

ADDITIONAL FINANCIAL INFORMATION - FINANCIAL STATEMENTS SCHEDULE I

111, INC.

FINANCIAL INFORMATION FOR PARENT COMPANY

CONDENSED BALANCE SHEETS

(Amounts in thousands, except for share data and per share data, unless otherwise stated)

	2020	2021	2021
	RMB	RMB	US$
			(Note 2 (ai))
ASSETS
Current assets:
Cash and cash equivalents	14,696	12,943	2,031
Short term investments	—	32,156	5,046
Prepayments and other current assets	355,942	4,291	674
Total current assets	370,638	49,390	7,751
Total assets	370,638	49,390	7,751

LIABILITIES AND EQUITY
Other current liabilities	9,497	51,306	8,051
Deficit of investments in subsidiaries and consolidated VIEs	—	169,868	26,656
Other non-current liabilities	3,736	1,537	241
Total liabilities	13,233	222,711	34,948

SHAREHOLDERS' EQUITY (DEFICIT)
Ordinary shares Class A ($0.00005 par value per share; 800,000,000 shares authorized, 96,588,106 shares issued and 93,353,402 and 94,148,486 outstanding as of December 31, 2020 and 2021, respectively)	30	31	5
Ordinary shares Class B ($0.00005 par value per share; 72,000,000 shares authorized, 72,000,000 shares issued and outstanding as of December 31, 2020 and 2021)	25	25	4
Treasury shares (1,997,620 and 2,330,620 shares as of December 31 2020 and 2021)	(34,972)	(40,859)	(6,412)
Additional paid-in capital	2,669,279	2,817,789	442,173
Accumulated deficit	(2,339,868)	(3,009,678)	(472,284)
Accumulated other comprehensive income	62,911	59,371	9,317
Total shareholders' equity (deficit)	357,405	(173,321)	(27,197)
Total liabilities and shareholders' equity (deficit)	370,638	49,390	7,751

ADDITIONAL FINANCIAL INFORMATION - FINANCIAL STATEMENTS SCHEDULE I

111, INC.

FINANCIAL INFORMATION FOR PARENT COMPANY

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands, unless otherwise stated)

	Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				(Note 2 (ai))
Operating expenses:
General and administrative expenses	(8,523)	(14,202)	(12,141)	(1,905)
Interest income	593	166	26	4
Other operating income, net	—	—	50	8
Other income, net	7,161	2,199	7,089	1,112
Loss before tax and loss from investment in subsidiaries and VIEs	(769)	(11,837)	(4,976)	(781)

Share of loss of subsidiaries and VIEs	(498,837)	(444,696)	(664,834)	(104,327)
Net loss attributable to ordinary shareholders	(499,606)	(456,533)	(669,810)	(105,108)

Other comprehensive income (loss) (net of tax of nil)
Unrealized securities holding gains	3,356	—	278	43
Realized securities holding gains	(4,962)	—	—	—
Foreign currency translation adjustments	11,668	(13,697)	(4,051)	(635)
Unrealized securities holding gains of subsidiaries and VIEs	3,979	1,137	8,034	1,261
Realized securities holding gains of subsidiaries and VIEs	(4,673)	(970)	(7,801)	(1,224)
Comprehensive loss	(490,238)	(470,063)	(673,350)	(105,663)

ADDITIONAL FINANCIAL INFORMATION - FINANCIAL STATEMENTS SCHEDULE I

111, INC.

FINANCIAL INFORMATION FOR PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands, unless otherwise stated)

	Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				(Note 2 (ai))
Operating activities:
Net loss	(499,606)	(456,533)	(669,810)	(105,108)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Share of loss of subsidiaries and VIEs	498,837	444,696	664,834	104,327
Other current liabilities	43	7,170	(128)	(20)
Other non-current liabilities	(2,199)	(2,200)	(2,199)	(345)
Investment income	(4,962)	—	—	—
Net cash used in operating activities	(7,887)	(6,867)	(7,303)	(1,146)

Investing activities:
Payment for shareholder loan to subsidiaries	(203,388)	(135,254)	—	—
Purchase of short-term investments	—	—	(32,427)	(5,089)
Proceeds from sale or maturity of short-term investments	117,214	—	—	—
Net cash used in investing activities	(86,174)	(135,254)	(32,427)	(5,089)

Financing activities:
Proceeds from ordinary shareholders	11,328	6,327	2,918	458
Proceeds from loan from subsidiaries	—	—	41,937	6,581
Payment of share repurchase	(22,991)	(11,981)	(5,887)	(924)
Net cash (used in) provided by financing activities	(11,663)	(5,654)	38,968	6,115
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	18,866	(13,530)	(991)	(155)
Net decrease in cash and cash equivalents	(86,858)	(161,305)	(1,753)	(275)
Cash and cash equivalents at the beginning of the year	262,859	176,001	14,696	2,306
Cash and cash equivalents at the end of the year	176,001	14,696	12,943	2,031

ADDITIONAL FINANCIAL INFORMATION - FINANCIAL STATEMENTS SCHEDULE I

111, INC.

FINANCIAL INFORMATION FOR PARENT COMPANY

Note to Schedule I

Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04-(c) of Regulation S-X, which require condensed financial information as to the financial position, change in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and consolidated VIEs. For the parent company, the Group records its investments in subsidiaries and consolidated VIEs under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as “Deficit of investments in subsidiaries and consolidated VIEs” and the subsidiaries and consolidated VIEs’ losses as “Share of loss of subsidiaries and VIEs” on the Condensed Statements of Comprehensive Loss. Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, the losses of subsidiaries and consolidated VIEs regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying financial statements.

As of December 31, 2021, there are no material contingencies, mandatory dividend and significant provisions for long-term obligations or guarantees of the Company, except for those which have separately disclosed in the financial statements.