Form 20-F
period 2022-12-31
111, Inc.
filed 2023-04-28
CIK 1738906

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

As of December 31, 2022, there were 167,034,624 ordinary shares outstanding, par value US$0.00005 per share, being the sum of 95,034,624 Class A ordinary shares and 72,000,000 Class B ordinary shares.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐   No ⌧

APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐    No ☐

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all information in this annual report reflects the following:

●	“1 Clinic” refers to our internet hospital;
●	“1 Pharmacy”, previously known as “1 Drug Mall”, refers to our online wholesale pharmacy;
●	“1 Medicine Marketplace”, previously known as “1 Drugstore” refers to our online retail pharmacy;
●	“ADSs” refer to American depositary shares, each of which represents two Class A ordinary shares;
●	“China” or the “PRC” refers to the People’s Republic of China, and only when this annual report refers to specific laws and regulations adopted by the PRC, excludes Hong Kong, Macau and Taiwan;
●	“DTP” refers to direct to patient;
●	“GMV” refers to the total value of all orders shipped for products sold under our direct sales model, net of returns, plus the total value of all orders shipped for products sold on our marketplace by our marketplace sellers, inclusive of returns, during the specified period;
●	“marketplace sellers” refer to third-party merchants on our 1 Medicine Marketplace and 1 Pharmacy, which include distributors and resellers that sell products through our online retail pharmacy or online wholesale pharmacy under our marketplace model;
●	“medical professionals” refer to doctors, pharmacists and medical assistants;
●	“New Retail” refers to the seamless integration of our online retail pharmacy and offline pharmacy network by leveraging our smart supply chain and cloud-based solutions to improve the efficiency throughout the value chain;
●	“pharmaceutical companies” refer to manufacturers of pharmaceutical and other health and wellness products;
●	“pharmacies” refer to independent pharmacies, pharmacy chains and in-house pharmacies within clinics and private hospitals;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“shares” or “ordinary shares” refers to our ordinary shares comprising Class A and Class B ordinary shares, par value US$0.00005 per share;
●	“SKU” refers to stock keeping unit;
●	“smart supply chain” refers to a supply chain built upon a technology infrastructure that is designed to analyze massive amounts of data to facilitate the customization, productivity and efficiency needed in the New Retail era. Our smart supply chain consists of multiple components, including our fulfillment infrastructure, cloud-based inventory management and our supply chain management;
●	“suppliers” refer to distributors and pharmaceutical companies from whom we source our products for our direct sales model;
●	“U.S. GAAP” refers to generally accepted accounting principles in the United States;
●	“US$,” “U.S. dollars,” “$,” or “dollars” refers to the legal currency of the United States; and
●	“we,” “us,” “our company,” “our,” or “111” refers to 111, Inc., and its subsidiaries.

Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.8972 to US$1.00, the exchange rate on December 30, 2022 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

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

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.   Key Information

111, Inc. is a Cayman Islands holding company with no material operations of its own. 111, Inc. currently conducts its operations in China through its PRC subsidiaries. Investors in our ADSs should note that they are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our operating subsidiaries. Our corporate structure as a Cayman Islands holding company with operations conducted by our PRC subsidiaries involves unique risks to investors. Chinese regulatory authorities could change the rules and regulations regarding foreign ownership in the industry in which we operate, which would likely result in a material change in our operations and corporate structure and/or a material change in the value of our securities, including that it could cause the value of such securities to significantly decline or become worthless. Investors in our ADSs or Class A ordinary shares should be aware that they do not directly hold equity interests in the Chinese operating entities, but rather are purchasing equity solely in 111, Inc., our Cayman Islands holding company, which owns equity interests indirectly in its PRC subsidiaries. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations and sudden or unexpected changes in policies, laws and regulations in China could limit the legal protections available to us” in this annual report.

111, Inc. historically operated its business through its PRC subsidiary, 1 Pharmacy Technology (Shanghai) Co., Ltd. (“1 Pharmacy Technology”), as well as the contractual arrangements with former variable interest entities, or VIEs, based in the PRC, namely Guangdong Yihao Pharmacy Co., Ltd. (“Yihao Pharmacy”), Guangdong Yihao Pharmaceutical Chain Co., Ltd. (“Yihao Pharmaceutical Chain”) and Shanghai Yaowang E-Commerce Co., Ltd. (“Shanghai Yaowang”) in which we did not directly own any equity interests. Shanghai Yaowang is directly wholly owned by Yihao Pharmaceutical Chain, which is directly wholly owned by Yihao Pharmacy. In February 2022, we terminated the contractual arrangements between 1 Pharmacy Technology and the VIEs, and Mr. Yue Xuan and Ms. Jing Liu, who were the shareholders of Yihao Pharmacy, transferred their equity interests in Yihao Pharmacy to 1 Pharmacy Technology. Following such termination and share transfer, all of the former VIEs became our subsidiaries in which we hold direct equity ownership interests. For additional information, see “Item 4. Information on the Company—A. History and Development of the Company.” As used in this annual report, “we,” “us,” “our company,” “our,” or “111” refers to 111, Inc. and its subsidiaries.

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. For example, we face risks associated with regulatory approvals of offshore securities offerings, anti-monopoly regulatory investigations and actions, cybersecurity and data privacy compliance. The PRC government may also intervene with or influence our operations as it deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that affected our industry and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action, once taken by the PRC government, could cause the value of such securities to significantly decline or in extreme cases, become worthless.

Implication of the Holding Foreign Companies Accountable Act

Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our auditor. On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2022 after we file our annual report on Form 20-F for such fiscal year. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. For details, see “Risk Factors—Risks Related to Doing Business in China— The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. If the PCAOB is unable to conduct inspections over our auditor in the future, such inability will deprive our investors with the benefits of such inspections.

Transfer of Funds and Other Assets through Our Organization

Under relevant PRC laws and regulations, a Cayman Islands holding company and its subsidiaries are permitted to remit funds to the VIEs through loans, working capital support or payments for intra-group trades of goods rather than capital contributions, subject to approval or fling process from the competent governmental authorities.

Prior to the termination of the former VIE structure in February 2022, we were not able to make direct capital contribution to the former VIEs because we controlled the former VIEs through contractual arrangements, as opposed to equity ownership. Instead, prior to the termination of the former VIE structure in February 2022, 111, Inc. and its subsidiaries (i) have transferred cash to the former VIEs as working capital support; and (ii) made payments to, or received payments from, the former VIEs for intra-group trades of goods. In 2019, 2020 and 2021, 111, Inc. and its subsidiaries made net payments as working capital support to the former VIEs of RMB195.1 million, RMB532.3 million and RMB760.3 million, respectively. In addition, the former VIEs received net payments from 111, Inc. and its subsidiaries of RMB30.5million and RMB140.1 million, respectively, in 2019 and 2021 and made net payment of RMB78.5 million to 111, Inc. and its subsidiaries in 2020, as part of the foregoing intra-group trades of goods.

As of the date of this annual report, through its intermediate holding company, 111, Inc. had made cumulative capital contributions of US$342.5 million to 111, Inc.’s PRC subsidiaries. These funds have been used by such PRC subsidiaries mainly for their business operations.

Prior to the termination of the former VIE structure in February 2022, the former VIEs were able to transfer cash to 1 Pharmacy Technology by paying service fees pursuant to the contractual arrangements through which we controlled the former VIEs. For the years ended December 31, 2020 and 2021, the payment of service fees from the former VIEs to 1 Pharmacy Technology amounted to RMB112.6 million and RMB728.5 million, respectively. There were no other assets transferred between the former VIEs, on one hand, and 111, Inc. and its subsidiaries, on the other hand, in 2020, 2021 and 2022. In 2020, 2021 and 2022, no dividends or distributions were made to 111, Inc. by its subsidiaries.

Investors in our securities should note that, to the extent cash or assets in the business are in the PRC, or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of the Company and its subsidiaries in the PRC by the PRC government to transfer cash or assets. Such limitations under PRC laws may apply to a Hong Kong entity to the extent the entity is seeking to transfer its cash and assets located in the PRC out of the PRC. See “Item. 3. Key Information—Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors” in this annual report. In addition, while we are not aware of any similar restrictions under current Hong Kong laws, there is no assurance that such restrictions will not be introduced in the future or that the Hong Kong government will not intervene in or impose restrictions on the ability of a Hong Kong entity to transfer cash or assets out of Hong Kong in the future.

Our PRC subsidiaries are permitted to pay dividends to their shareholders, and eventually to 111, Inc., only out of their retained earnings, if any, as determined in accordance with PRC regulations. Such payment of dividends by entities registered in China is subject to limitations, which could result in limitations on the availability of cash to fund dividends or make distributions to shareholders of our securities. For example, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For the years ended December 31, 2020, 2021 and 2022, the dividends that 111, Inc. received from its subsidiaries amounted to nil, nil and nil, respectively.

111, Inc. has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends to investors in the near future on our shares or the ADSs representing our Class A ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8.—Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy” in this annual report.

We have adopted cash management policies, pursuant to which each transfer of funds among 111, Inc. and its subsidiaries is subject to our internal approval process. The internal process for cash management includes handling, depositing, receiving, transferring safeguarding, and documentation and recording of cash assets. Based on the specific amount of each transfer of funds and the uses of funds, requisite internal approval must be obtained prior to each funds transfer. Furthermore, the funds will be transferred in accordance with the applicable PRC laws and regulations discussed in this section.

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

To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong subsidiary, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of 111, Inc. or its subsidiaries by the PRC government to transfer cash or assets. For further details, see “Item 3. Key Information-3.D. Risk Factors-Risks Related to Doing Business in China-We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” and “Item 4. Information on the Company-B. Business Overview- Regulations- Relating to Foreign Exchange and Dividend Distributions.”

For PRC and United States federal income tax consideration of an investment in the ADSs, see “Item 10. Additional Information—E. Taxation.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, except as disclosed in this annual report, our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are necessary for the business operations of our subsidiaries in China, including, among others, the EDI License, Pharmaceutical Operation License, the Record-Filing Certificate for Business Operations of Class II Medical Devices, Permit for Business Operations of Class III Medical Devices, Internet Drug Information Service Qualification Certificate, License for Practicing of Medical Institutions, and Food Business License. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. If we or any of our PRC subsidiaries is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required licenses, permits, filings or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. In addition, if we had inadvertently concluded that such licenses, permits, filings or approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such licenses, permits, filings or approvals in the future, we may be unable to obtain them in a timely manner, or at all, and such licenses, permits, filings or approvals may be rescinded even if obtained. Any such circumstance may subject us to fines and other regulatory, civil or criminal liabilities, and we may be ordered by the competent government authorities to suspend relevant operations, which will materially and adversely affect our business operation. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business, or any non-compliance with relevant laws and regulations, may have a material and adverse effect on our business, financial condition, results of operations and prospects.”

On January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and repealed the Cybersecurity Review Measures promulgated on April 13, 2020. The Revised Cybersecurity Review Measures provide that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public listing in a foreign country. As of the date of this annual report, no detailed interpretation or implementation rules of the Revised Cybersecurity Review Measures have been issued by any authority, and it remains unclear as to whether the relevant requirements will be applicable to companies that are already listed in the United States, including us. The Revised Cybersecurity Review Measures further provide that “critical information infrastructure operators” that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security, and relevant governmental authorities in the PRC may initiate cybersecurity review if they determine that an operator’s network products or services or data processing activities affect or may affect national security. As of the date of this annual report, we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have performed under the PRC cybersecurity laws and regulations. We cannot predict the impact of the Revised Cybersecurity Review Measures at this stage, and we will closely monitor and assess any development in the rule-making process. As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC.

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities. These opinions call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Offering and Listing Measures, which came into effect on March 31, 2023. On the same day, the CSRC also published a series of guidance rules and Q&As in connection with the implementation of the Overseas Offering and Listing Measures. The Overseas Offering and Listing Measures establishes a new filing-based regime to regulate overseas offerings and listings by PRC domestic companies. According to the Overseas Offering and Listing Measures, an overseas offering of securities (including shares, depository receipts, corporate bonds convertible into shares and other securities in nature of equity) and listing by a PRC domestic company, whether directly or indirectly, shall be filed with the CSRC. Failure to comply with the filing requirements may result in fines to the relevant PRC domestic companies and the controlling shareholder and other responsible persons. The relevant responsible persons may be prohibited from entering the securities market by the CSRC in cases of serious violations and may be held criminally liable. According to Circular on the Arrangements for the Filing-based Administration of Overseas Securities Offering and Listing by Domestic Companies promulgated by the CSRC on February 17, 2023, as of the date of implementation of the Overseas Offering and Listing Measures, a PRC domestic company which falls within the scope of filing and has already been listed overseas is not required to go through filing procedures immediately, but the filing shall be completed for subsequent refinancing or other filing-required matters.

Our PRC legal counsel, Commerce & Finance Law Offices, has advised us that, based on their understanding of the currently effective PRC laws and regulations including the Overseas Offering and Listing Measures, as of the date of this annual report, we are not required to obtain any prior approval or permission from or complete filing procedures with the CSRC or CAC for our historical offshore offerings to foreign investors which have been completed before the date of implementation of the Overseas Offering and Listing Measures, but we are required to go through filing procedures with CSRC for our future issuance or offering of securities (including shares, depository receipts, corporate bonds convertible into shares and other securities in nature of equity) to foreign investors if certain condition conditions set forth in the Overseas Offering and Listing Measures are met so that they are considered “indirect overseas offerings and listings by a PRC domestic company”. However, our PRC legal counsel has further advised us that there remains some uncertainty as to how relevant rules published by the CSRC and the CAC will be interpreted or implemented, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form. We cannot assure you that relevant PRC governmental authorities, including the CSRC and the CAC, would reach the same conclusion as our PRC legal counsel, and hence, we may face regulatory actions or other sanctions from them. In addition, we believe, to the best of our knowledge, that our operations do not violate PRC laws and regulations, including regulations or policies that have been issued by the CAC, currently in force in all material aspects.

Furthermore, as the Overseas Offering and Listing Measures are relatively new, substantial uncertainties remain as to the interpretation and implementation of these new requirements, we may be unable to complete the filings and fully comply with the relevant new rules in a timely manner, or at all. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations affecting our operations could limit our ability to attract new customers and/or users and cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

Enforceability of Civil Labilities

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws than the United States. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

We conduct substantially all of our operations in the PRC and substantially all of our assets are located in the PRC. In addition, all of our directors and executive officers named in “Item 6. Directors, Senior Management and Employees - A. Directors and Executive Officers” currently reside within the PRC As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our directors and executive officers.

We have been advised by our counsel as to Cayman Islands law that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States. Our counsel as to Cayman Islands law has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a competent foreign court with jurisdiction to give the judgment, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

We have been advised by our counsel as to PRC law that (i) it would be highly unlikely that the courts of the PRC would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, and (ii) there is uncertainty as to whether the courts of the PRC would entertain original actions brought in the PRC against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States. Our counsel as to PRC law has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments under certain circumstances in accordance with the requirements of the PRC Civil Procedure Law. Our counsel as to PRC law has advised us further that under PRC law, a foreign judgment that does not otherwise violate basic legal principles, state sovereignty, safety or social public interest may be recognized and enforced by a PRC court, based either on bilateral treaties or international conventions contracted by China and the country where the judgment is made or on reciprocity between jurisdictions. As there currently exists no bilateral treaty, international convention or other form of reciprocity between China and the United States governing the recognition of judgments, including those predicated upon the liability provisions of the U.S. federal securities laws, it would be highly unlikely that a PRC court would enforce judgments rendered by U.S. courts.

Judgment of United States courts will not be directly enforced in Hong Kong as there are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, subject to certain conditions, including but not limited to when the judgment is for a fixed sum in a civil matter and not in respect of taxes, fines, penalties or similar charges, the judgment is final and conclusive upon the merits of the claim and has not been stayed or satisfied in full, the proceedings in which the judgment was obtained were not contrary to natural justice, were not procured by fraud and the enforcement of the judgment is not contrary to public policy of Hong Kong, Hong Kong courts may accept such judgment obtained from a United States court as a debt due under the rules of common law enforcement. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries as of the date of this annual report on Form 20-F:

(1)	For more details regarding the persons or entities that own 111, Inc., see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
(2)	The following table illustrates the details of the shareholders of 1 Pharmacy Technology:
Name of Shareholders	Shareholding Percentage	Affiliation with the Company
Yao Wang Corporation Limited	86.23%	Hong Kong subsidiary of the Company
Ningbo Youkai Venture Capital Partnership (LP)	Approximately 1.55%	Unaffiliated third-party investor
Shanghai SOE Reform & Development Equity Investment Fund Partnership (LP)	Approximately 1.03%	Unaffiliated third-party investor
Ningbo Liangji Industrial Co., Ltd.	Approximately 0.72%	Unaffiliated third-party investor
Zhenjiang Huixin Equity Investment Partnership (LP)	Approximately 0.57%	Unaffiliated third-party investor
Hezhou Hongshi Equity Investment Partnership (LP)	Approximately 0.16%	Unaffiliated third-party investor
Shanghai Yaoxing Business Management Partnership (LP)	Approximately 0.15%

A limited partnership formed by certain current and former employees of 1 Pharmacy Technology and other PRC subsidiaries of the Company, with Mr. Liang Wang, a current employee of 1 Pharmacy Technology, as its general partner

Shanghai Yaoshu Business Management Partnership (LP)	Approximately 0.10%

A limited partnership formed by certain current and former employees of 1 Pharmacy Technology and other PRC subsidiaries of the Company, with Mr. Yang Chen, a current employee of 1 Pharmacy Technology, as its general partner

Xinjiang Junying Hongyin Investment Management Partnership (LP)	Approximately 0.05%	Unaffiliated third-party investor
Tianjin Gangling Business Management Partnership (LP)	Approximately 1.81%	A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform, with the Company’s founders, Dr. Gang Yu and Mr. Junling Liu, being two of its three partners
Tianjin Yaocheng Business Management Partnership (LP)	Approximately 1.11%

A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform; its partners consist mainly of employees who are managers or above of 1 Pharmacy Technology and other PRC subsidiaries of the Company

Tianjin Yaosheng Business Management Partnership (LP)	Approximately 0.13%

A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform; its partners consist mainly of employees who are managers or above of 1 Pharmacy Technology and other PRC subsidiaries of the Company

Tianjin Yaopeng Business Management Partnership (LP)	Approximately 0.12%

A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform; its partners consist mainly of employees who are managers or above of 1 Pharmacy Technology and other PRC subsidiaries of the Company

Tianjin Yaohua Business Management Partnership (LP)	Approximately 0.14%

A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform; its partners consist mainly of employees who are managers or above of 1 Pharmacy Technology and other PRC subsidiaries of the Company

Tianjin Yaoming Business Management Partnership (LP)	Approximately 0.15%

A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform; its partners consist mainly of employees who are managers or above of 1 Pharmacy Technology and other PRC subsidiaries of the Company

Tianjin Yaotian Business Management Partnership (LP)	Approximately 0.12%

A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform; its partners consist mainly of employees who are managers or above of 1 Pharmacy Technology and other PRC subsidiaries of the Company

Tianjin Yaoding Business Management Partnership (LP)	Approximately 0.13%

A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform; its partners consist mainly of employees who are managers or above of 1 Pharmacy Technology and other PRC subsidiaries of the Company

Tianjin Yao Cheng Business Management Partnership (LP)	Approximately 0.11%

A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform; its partners consist mainly of employees who are managers or above of 1 Pharmacy Technology and other PRC subsidiaries of the Company

Tianjin Yaojun Business Management Partnership (LP)	Approximately 0.13%

A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform; its partners consist mainly of employees who are managers or above of 1 Pharmacy Technology and other PRC subsidiaries of the Company

Tianjin Yaowei Business Management Partnership (LP)	Approximately 0.08%

A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform; its partners consist mainly of employees who are managers or above of 1 Pharmacy Technology and other PRC subsidiaries of the Company

Tianjin Yaoan Business Management Partnership (LP)	Approximately 0.14%

A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform; its partners consist mainly of employees who are managers or above of 1 Pharmacy Technology and other PRC subsidiaries of the Company

Tianjin Yaogong Business Management Partnership (LP)	Approximately 0.37%

A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform; its partners consist mainly of employees who are managers or above of 1 Pharmacy Technology and other PRC subsidiaries of the Company

SAIF Partners (Nanjing) Equity Investment Fund (LP)	Approximately 0.95%	Unaffiliated third-party investor
SAIF Partners (Huangshan) Tourist Culture Industrial Development Fund (LP)	Approximately 0.29%	Unaffiliated third-party investor
SAIF Partners (Nanjing) Hengzhun Venture Capital Fund (LP)	Approximately 0.19%	Unaffiliated third-party investor
Jiaxing Tengyuan Investment Partnership (LP)	Approximately 0.29%	Unaffiliated third-party investor
Shanghai Shenli Business Management Partnership (LP)	Approximately 0.76%	Unaffiliated third-party investor
Huasai Zhikang (Shanghai) Equity Investment Fund Partnership (LP)	Approximately 0.48%	Unaffiliated third-party investor
Shanghai Zhangjiang Torch Venture Capital Co., Ltd.	Approximately 0.43%	Unaffiliated third-party investor

Shanghai Zhilin Yiqu Venture Capital Partnership (LP)	Approximately 0.38%	Unaffiliated third-party investor
Shanghai Technology Venture Capital Co., Ltd.	Approximately 0.29%	Unaffiliated third-party investor
Shanghai Pudong Renmin Zhaoyin Cultural Industry Equity Investment Fund Partnership (LP)	Approximately 0.29%	Unaffiliated third-party investor
Gongqingcheng Ideate Investment Management Partnership (LP)	Approximately 0.29%	Unaffiliated third-party investor
Shanghai Zhangjiang Technology Venture Capital Co., Ltd.	Approximately 0.19%	Unaffiliated third-party investor
Hangzhou Hengqin Investment Management Partnership (LP)	Approximately 0.10%	Unaffiliated third-party investor

(3)

Guangdong Yihao Pharmacy Co., Ltd., Guangdong Yihao Pharmaceutical Chain Co., Ltd. and Shanghai Yaowang E-Commerce Co., Ltd. were the former VIEs prior to the termination of the contractual arrangements and transfer of equity interests in February 2022, at which time these entities became our directly owned subsidiaries.

(4)	The shareholders of Wuhan Central China Drug Trading Co., Ltd. include 1 Pharmacy Technology (70%) and Wuhan Zall Venture Capital Co., Ltd. (30%).
(5)	The shareholders of Gansu Yihaoyun Pharmacy Co., Ltd. include Chongqing Yihao Pharmacy Co., Ltd. (51%) and Gansu Rongkang Pharmaceutical Logistics Co., Ltd. (49%).
(6)	The shareholders of Henan Yihao Pharmacy Co., Ltd. include Chongqing Yihao Pharmacy Co., Ltd. (51%) and Henan Derkang Logistics Co., Ltd. (49%).
(7)	The shareholders of Yunan Yaofang Pharmacy Co., Ltd. include Chongqing Yihao Pharmacy Co., Ltd. (51%) and Yunnan Minsheng Pharmacy Co., Ltd. (49%).

A.[Reserved]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

We face various legal and operational risks and uncertainties associated with being based in and having the majority of our operations in China. The PRC government has significant authority to intervene with or exert influence on the ability of a China-based company, like us, to conduct its business and may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We also face risks associated with recent statements and regulatory actions by the PRC government, including those related to regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy.

Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. Unless otherwise indicated, all the legal and operational risks associated with being based in and having operations in the PRC also apply to operations in Hong Kong.

Risks Related to Our Business and Industry

●	We are subject to extensive and evolving regulatory requirements, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to extensive and evolving regulatory requirements, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects” in this annual report.
●	Our business, financial condition and results of operations may be materially and adversely affected if we are unable to compete effectively in the PRC general health and wellness market, and we may fail to sufficiently and promptly respond to rapid changes in government regulations, treatment of diseases and customer preferences. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business, financial condition and results of operations may be materially and adversely affected if we are unable to compete effectively in the PRC general health and wellness market, and we may fail to sufficiently and promptly respond to rapid changes in government regulations, treatment of diseases and customer preferences” in this annual report.
●	We may not be able to manage the growth of our business and our expansion plans and operations or implement our business strategies on schedule or within our budget, or at all. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may not be able to manage the growth of our business and our expansion plans and operations or implement our business strategies on schedule or within our budget, or at all” in this annual report.
●	We have incurred operating losses in the past, and may not be able to achieve or maintain profitability in the future. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have incurred operating losses in the past, and may not be able to achieve or maintain profitability in the future” in this annual report.
●	Our pharmaceutical retail and wholesale businesses are subject to a variety of risks, which may have a material and adverse effect on our business, financial condition and results of operations. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our pharmaceutical retail and wholesale businesses are subject to a variety of risks, which may have a material and adverse effect on our business, financial condition and results of operations” in this annual report.
●	Our business generates and processes a large amount of data, and complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may be expensive and may force us to make adverse changes to our business. Many of these laws and regulations are subject to changes and uncertain interpretations, and any failure to comply with these laws and regulations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm our business. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may be expensive and may force us to make adverse changes to our business. Many of these laws and regulations are subject to changes and uncertain interpretations, and any failure to comply with these laws and regulations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm our business” in this annual report.
●	Our failure to properly manage various participants in our ecosystem may materially and adversely affect our business. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our failure to properly manage various participants in our ecosystem may materially and adversely affect our business” in this annual report.
●	Any lack of requisite approvals, licenses or permits applicable to our business, or any non-compliance with relevant laws and regulations, may have a material and adverse effect on our business, financial condition, results of operations and prospects. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business, or any non-compliance with relevant laws and regulations, may have a material and adverse effect on our business, financial condition, results of operations and prospects” in this annual report.

●	We may become subject to product liability and medical liability claims, which could cause us to incur significant expenses and be liable for significant damages if not covered by insurance. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may become subject to product liability and medical liability claims, which could cause us to incur significant expenses and be liable for significant damages if not covered by insurance” in this annual report.
●	We seek to implement our strategy to expand our PRC operations through 1 Pharmacy Technology’s proposed initial public offering and listing of its shares on the Shanghai Stock Exchange or Shenzhen Stock Exchange. If 1 Pharmacy Technology’s proposed listing plan is not successful, our ability to strengthen our market position and operations in the PRC could be materially impaired. Even if 1 Pharmacy Technology successfully completes the proposed listing, we may not achieve the desired results from the listing and our strategy for growth in the PRC may not result in increase in the trading price of our ADSs. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We seek to implement our strategy to expand our PRC operations through 1 Pharmacy Technology’s proposed initial public offering and listing of its shares on the Shanghai Stock Exchange or Shenzhen Stock Exchange. If 1 Pharmacy Technology’s proposed listing plan is not successful, our ability to strengthen our market position and operations in the PRC could be materially impaired. Even if 1 Pharmacy Technology successfully completes the proposed listing, we may not achieve the desired results from the listing and our strategy for growth in the PRC may not result in increase in the trading price of our ADSs” in this annual report.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations” in this annual report.
●	Uncertainties in the interpretation and enforcement of PRC laws and regulations and sudden or unexpected changes in policies, laws and regulations in China could limit the legal protections available to us. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations and sudden or unexpected changes in policies, laws and regulations in China could limit the legal protections available to us” in this annual report.
●	The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas” in this annual report.
●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of pharmaceutical and healthcare industry and internet-related businesses, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of pharmaceutical and healthcare industry and internet-related businesses, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations” in this annual report.
●	We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” in this annual report.

●	Our ADSs may be delisted and our ADSs and Class A ordinary shares may be prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China for two consecutive years. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor was subject to the determinations that the PCAOB was unable to inspect or investigate completely. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. If the PCAOB is unable to conduct inspections over our auditor in the future, such inability will deprive our investors with the benefits of such inspections.”

Risks Related to American Depositary Shares

●	The trading price for the ADSs may be volatile. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to American Depositary Shares—The trading price for the ADSs may be volatile” in this annual report.
●	Techniques employed by short sellers may drive down the trading price of the ADSs. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to American Depositary Shares—Techniques employed by short sellers may drive down the trading price of the ADSs” in this annual report.
●	Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to American Depositary Shares—Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial” in this annual report.
●	The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to American Depositary Shares—The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs” in this annual report.

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

We are also executing a number of growth initiatives and operating plans including, for example, a project called “1 Health” designed to use digital technology to help pharmacies achieve business efficiency improvement. The anticipated benefits from these efforts are based on assumptions that may prove to be inaccurate. Moreover, we may not be able to successfully complete these growth initiatives, strategies and operated plans and realize all of the benefits that we expect to achieve or it may be more costly to do so than we anticipate. If, for any reason, the benefits we realize are less than our estimates or the implementation of these growth initiatives, strategies and operating plans adversely affect our operations or cost more or take longer to effectuate than we expect, or if our assumptions prove inaccurate, our business, financial condition and results of operations may be materially and adversely affected.

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

We experienced net loss in the amount of RMB467.1 million, RMB621.0 million and RMB376.1 million (US$54.5 million) in 2020, 2021 and 2022, respectively. We expect our operating costs and expenses to increase in the future in absolute terms as we expand our operations. We may also incur additional legal, accounting, and other expenses as a public company. If our revenue does not grow at a greater rate than our expenses, we will not be able to achieve and maintain profitability. We may incur significant losses in the future for various reasons, many of which may be beyond our control. Additionally, we may encounter unforeseen expenses, operating delays, or other unknown factors that may result in losses in the future. If our cost of sales and expenses continuously exceed our revenue, our business may be materially and adversely affected and we may not be able to achieve or maintain profitability.

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

The PRC Cyber Security Law, which took effective in June 2017, created China’s first national-level data protection regime for “network operators,” which may include all organizations in China that provide services over the internet or other information network. Furthermore, in August 2018, the Standing Committee of China’s National People’s Congress, or the SCNPC promulgated the E-Commerce Law of the People’s Republic of China, or the E-Commerce Law, to regulate the e-commerce activities conducted within the territory of the PRC, which further strengthens the protection of consumers’ personal data and privacy. In addition, the PRC Data Security Law took effect in September 2021. Numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of, or in addition to, the Cyber Security Law and Data Security Law. For example, Regulations on the Security Protection of Critical Information Infrastructure, or the CII Protection Regulations, became effective in September 2021. According to the CII Protection Regulations, a critical information infrastructure operator, or a CIIO, must take the responsibility to protect the CII’s security by performing certain prescribed obligations. The Safety Assessment Measures for Data Outbound Transfer, which became effective on September 1, 2022, outlined the requirements and procedures for security assessments on export of important data or personal information collected or generated within the territory of mainland China under certain circumstances, and provided that the security assessment shall combine pre-assessment and continuous supervision, and risk self-assessment and security assessment to prevent data export security risks. For additional information, see “Item 4. Information on the Company—B. Business Overview— Regulations— Regulations relating to Internet Information Security and Privacy Protection.” As of the date of this annual report, we have not been identified as a CIIO by the relevant regulatory authority.

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

In particular, under the Administrative Measures for the Supervision and Administration of Circulation of Pharmaceuticals promulgated by the CFDA in 2007, a company is prohibited from selling prescription drugs to consumers without prescription, via internet or by post. A company in violation of such prohibitions will be instructed to rectify, given a disciplinary warning, and/or imposed an administrative penalty of no more than RMB30,000 per violation. See “Item 4. Information on the Company—B. Business Overview— Regulations— Regulations Relating to Online Operation of Drugs and Medical Devices.” The newly revised Drug Administration Law of the People’s Republic of China, or the Drug Administration Law, abolishes the restriction on online sale of prescription drugs and adopts the principle of keeping online and offline sales consistent, which allows the qualified pharmaceutical enterprise to conduct online sale of drugs (including prescription drugs, but not certain special controlled drugs). In addition, the entity that operates a third-party online drug transaction platform shall be filed with relevant authority for drugs supervision and administration and responsible to examine the qualifications of the drug marketing permit holders and drug operation enterprises applying to operate on its platform, ensure that they meet legal requirements, and manage the drug operation behaviors occurring on the platform. The Measures for Supervision and Administration of Online Drug Sales, or the Online Drug Sales Measures were promulgated by the SAMR in August 2022 and took effect since December 1, 2022. According to the Online Drug Sales Measures, whoever sells prescription drugs online to individuals shall ensure that the sources of prescriptions are authentic and reliable and shall conduct real-name authentication. Certain measures shall be taken by the online prescription drug retailers and third-party platforms to verify the information of the prescription provider and avoid repeated use of the prescriptions. Online drug retailers shall provide comprehensive risk warning to consumers before selling prescription drugs, and shall not, in violation of the provisions, give prescription drugs or class A over-the-counter drugs to individual for free in return for purchasing drugs or commodities. The online drug sellers and third-party platforms shall perform their respective obligations to ensure the quality and safety of online drug selling, and shall report or file their relevant information to competent drug supervision and administration department. Since these laws and regulations are relatively new, uncertainties still exist in relation to their interpretation and implementation. In the past, we had received disciplinary warnings and administrative penalties due to certain non-compliance incidents in relation to prescription drugs sales. We have adjusted our sales model and relevant functions of our online platforms in response to such warnings and penalties. However, it remains uncertain that our sales model and online platforms as adjusted are and will be in full compliance with the relevant laws and regulations, which are evolving and subject to changes. In addition, due to the complexity of our IT system, its potential errors, or human errors, mistakes or misconduct by our offline retail pharmacies, we cannot assure you that we can fully comply with and meet the requirements under all laws and regulations related to the sale of prescription drugs. Any failure to comply with such laws and regulations could materially and adversely affect our business, results of operations, financial condition and prospects.

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

If we are unable to implement our strategy to expand our PRC operations by completing an initial public offering and listing on the STAR Market, our ability to strengthen our market position and operations in the PRC could be materially impaired. If our redemption obligation is triggered by a failure to complete the STAR Market listing, we may not have available liquidity to meet investor redemptions. Even if we complete the STAR Market listing, we may not achieve the results contemplated by our business strategy and our strategy for growth in the PRC may not result in increase in the trading price of our ADSs.

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

According to the agreement signed between 1 Pharmacy Technology and its investors in 2020, if the proposed STAR Listing is not completed before June 30, 2023, the investors have the right to request Yao Wang to redeem all or part of their equity at the cost of investment, plus an annual interest rate of 6%. This amount has been recorded as redeemable non-controlling interests of RMB1,057 million as of December 31, 2022, including accrued interest. As of the date of this annual report, we were negotiating with the investors of 1 Pharmacy Technology regarding the contingently redeemable noncontrolling interest in 1 Pharmacy Technology. As of the same date, certain investors have undertaken not to exercise their redemption rights before June 30, 2024 in connection with redeemable shares amounting to RMB584 million as of December 31, 2022, and one investor holding redeemable shares of RMB114 million has made the same undertaking, subject to certain customary conditions. However, we cannot assure you that we will be able to secure such undertaking from all the investors of of 1 Pharmacy Technology and that Yao Wang will have sufficient fund to satisfy its payment obligations if the investors of 1 Pharmacy Technology elect to exercise their options as described above when due. To the extent Yao Wang requires additional funding, we cannot assure you that such capital will be available on terms acceptable to us, or at all. Any such lack of fund may cause our defaults under the agreements between us and the investors and may impair our reputation and ability to grow its operations, which could have a material adverse effect on our operating results and on the price of the ADSs.

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

As our pharmaceutical retail and wholesale businesses carry a wide range of products and maintain significant inventory levels for a substantial portion of our merchandise, we may be unable to sell such inventory in sufficient quantities or during the relevant sales seasons. We had net write-downs of our inventories to their net realizable value of RMB24.2 million, RMB46.0 million and RMB28.5 million (US$4.1 million) in 2020, 2021 and 2022, respectively. Inventory levels in excess of customer demand may result in inventory write-downs, expiration of products or an increase in inventory holding costs and a potential negative effect on our liquidity.

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

Furthermore, the leases for our fulfillment centers and our use thereof could be challenged by third parties or government authorities, which may cause interruptions to our business operations. Certain lessors of our leased fulfillment centers have not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated and we may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. Also, certain of our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines. Although we are not aware of any material claims or actions being contemplated or initiated by government authorities, property owners or any other third parties with respect to our leasehold interests in or use of such properties, we cannot assure you that our use of such leased properties will not be challenged. In the event that our use of leased properties is successfully challenged, we may be subject to fines and forced to relocate the affected operations. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties.

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

In addition to our website, we also offer healthcare products and services through our mobile applications, which are regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, promulgated by the CAC, on June 14, 2022 and effective on August 1, 2022. According to the APP Provisions, the providers of mobile applications shall not create, copy, publish or distribute information and content that is prohibited by laws and regulations. The application providers shall verify the identity information of registered users, and shall not provide relevant services to users who have not verified their identity information or falsely use the identity information of any organization or other individuals. We have implemented internal control procedures screening the information and content on our mobile applications to ensure their compliance with the APP Provisions. However, we cannot assure that all the information or content displayed on, retrieved from or linked to our mobile applications complies with the requirements of the APP Provisions and other related regulations and rules at all times. If our mobile applications were found to be violating the APP Provisions, we may be subject to administrative penalties, including warning, service suspension or removal of our mobile applications from the relevant mobile application store, which may materially and adversely affect our business and operating results.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2022. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective as of December 31, 2022.

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

The global outbreak of the COVID-19 pandemic has a significant negative impact on the global economy, and the COVID-19 pandemic continues to spread rapidly worldwide, including where our customers, suppliers and end users are located and where we have business operations. The COVID-19 pandemic triggered a series of lock-downs, social distancing requirements and travel restrictions that have significantly and negatively affected, and may continue to negatively affect, our workforce and operations, the operations of our customers and suppliers and other business partners.

As of the date of this annual report, it is not possible to determine the ultimate impact of the COVID-19 pandemic on our business operations and financial results, which is highly dependent on numerous factors, including the duration and spread of the pandemic, its severity and variants, actions taken by governments, the response of businesses and individuals to the pandemic, and the scope and length of the resulting economic downturn in China and globally. The COVID-19 pandemic caused disruptions to our business operations and those of our customers, suppliers, and logistics providers, to varying degrees. For example, the COVID-19 had caused companies in China, including us and certain of our customers and suppliers, to implement temporary adjustment of work schedules and travel plans or to require employees to work from home and collaborate remotely, resulting in compromised efficiency and productivity. While the pandemic has come under control in the PRC and the PRC government issued new guidelines easing some of its strict zero-COVID policies, there is no guarantee that the prolonged pandemic will not affect the demands for our products and services in the future. The pandemic has also caused unprecedented logistical challenges to the global supply chains, resulting in disrupted shipping lanes, labor and material shortages and fluctuating consumer demand for smart devices, all of which have negatively impacted our business and results of operations. Additionally, the travel restrictions and social distancing guidelines imposed by governments globally have reduced the amount of international travels and in-person meetings, which in turn limited our ability to engage in in-person marketing with brands, particularly those brands based in the U.S. and Europe.

While the potential impact and duration of the COVID-19 pandemic on the global economy and our business in particular may be difficult to assess or predict, the pandemic has resulted in, and may continue to result in, significant disruption of global financial markets, which may reduce our ability to access capital or our customers’ ability to pay us for past or future purchases, which could negatively affect our liquidity. A recession or financial market correction resulting from the spread of COVID-19 could further decrease overall technology spending, adversely affecting demand for our products and services, our business and the value of our ADSs and Class A ordinary shares. Additionally, to the extent the COVID-19 pandemic adversely affects our business and financial results, it may also heighten other risks described in this section.

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

The consummation of the proposed going-private transaction is uncertain, and the announcement and pendency of the transaction could materially and adversely affect our business, results of operations and financial condition.

On September 9, 2022, our board of directors received a proposal letter with respect to a going-private transaction. See “Item 4. Information on the Company—A. History and Development of the Company.” There can be no assurance that any definitive offer will be made, that any agreement will be executed or that the proposed transaction or any other transaction will be approved or consummated. The process of consummating the proposed going-private transaction or any other significant strategic transaction involving our company could cause disruptions in our business and divert our management’s attention and other resources from day-to-day operations, which could have an adverse effect on our business, results of operations and financial condition. Additionally, current and prospective employees and members of management could become uncertain about their future roles with us in the event the going-private transaction is completed. This uncertainty could adversely affect our ability to retain and hire employees and members of management. In addition, the announcement and pendency of the proposed going-private transaction could have an adverse effect on our relationships with customers and third-party service providers.

If completed, the going-private transaction will result in us becoming a privately-held company and our ADSs will no longer be listed on the Nasdaq. If the going-private transaction is not completed, you will not receive the proposed transaction consideration and the price of our ADSs could decline. Additionally, the ongoing business of our company could be adversely affected and, without realizing the benefits of having completed the going-private transaction, our company will be subject to a number of risks, including payment of certain costs relating to the going-private transaction, even if the going-private transaction is not completed, such as legal, financial advisor and printing fees.

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

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as it deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that affected our industry, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could further adversely affect our business, financial condition and results of operations. We terminated our former VIE structure in February 2022, following which all of the former VIEs became our subsidiaries. Since then, we have been a Cayman Islands holding company with operations conducted by our PRC subsidiaries, which involves unique risks to investors. Chinese regulatory authorities could change the rules and regulations regarding foreign ownership in the industry in which we operate, which would likely result in a material change in our operations and/or a material change in the value of our securities, including that it could cause the value of such securities to significantly decline or become worthless. Furthermore, the PRC government has also recently published new regulations and guidance to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. See “—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.” Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. We cannot assure you that we will be able to comply with these new laws and regulations in all respects, and we may be ordered to rectify, suspend or terminate any actions or services that are deemed illegal by the regulatory authorities and become subject to material penalties, which may materially harm our business, financial condition, results of operations and prospects.

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

Furthermore, the recently issued Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.” On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Offering and Listing Measures, which came into effect on March 31, 2023. On the same day, the CSRC also published a series of guidance rules and Q&As in connection with the implementation of the Overseas Offering and Listing Measures. The Overseas Offering and Listing Measures establishes a new filing-based regime to regulate overseas offerings and listings by PRC domestic companies. According to the Overseas Offering and Listing Measures, an overseas offering and listing by a PRC domestic company, whether directly or indirectly, shall be filed with the CSRC. According to Circular on the Arrangements for the Filing-based Administration of Overseas Securities Offering and Listing by Domestic Companies promulgated by the CSRC on February 17, 2023, as of the date of implementation of the Overseas Offering and Listing Measures, a PRC domestic company which falls within the scope of filing and has already been listed overseas is not required to go through filing procedures immediately, but the filing shall be completed for subsequent refinancing or other filing-required matters.

On January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and repealed the Cybersecurity Review Measures promulgated on April 13, 2020. The Revised Cybersecurity Review Measures provide that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public listing in a foreign country. As of the date of this annual report, no detailed interpretation or implementation rules of the Revised Cybersecurity Review Measures have been issued by any authority and it remains unclear as to whether the relevant requirements will be applicable to companies that are already listed in the United States, including us. The Revised Cybersecurity Review Measures further provide that “critical information infrastructure operators” that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security, and relevant governmental authorities in the PRC may initiate cybersecurity review if they determine that an operator’s network products or services or data processing activities affect or may affect national security. As of the date of this annual report, we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have performed under the PRC cybersecurity laws and regulations. We cannot predict the impact of the Revised Cybersecurity Review Measures at this stage, and we will closely monitor and assess any development in the rule-making process. As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC.

Our PRC legal counsel, Commerce & Finance Law Offices, has advised us that, based on their understanding of the currently effective PRC laws and regulations including the Overseas Offering and Listing Measures, as of the date of this annual report, we are not required to obtain any prior approval or permission from or complete filing procedures with the CSRC or CAC for our historical offshore offerings to foreign investors which have been completed before the date of implementation of the Overseas Offering and Listing Measures, but we are required to go through filing procedures with CSRC for our future issuance or offering of securities (including shares, depository receipts, corporate bonds convertible into shares and other securities in nature of equity) to foreign investors if certain condition conditions set forth in the Overseas Offering and Listing Measures are met so that they are considered “indirect overseas offerings and listings by a PRC domestic company”. However, our PRC legal counsel has further advised us that there remains some uncertainty as to how relevant rules published by the CSRC and the CAC will be interpreted or implemented, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form. We cannot assure you that relevant PRC governmental authorities, including the CSRC and the CAC, would reach the same conclusion as our PRC legal counsel, and hence, we may face regulatory actions or other sanctions from them. In addition, we believe, to the best of our knowledge, that our operations do not violate PRC laws and regulations, including regulations or policies that have been issued by the CAC, currently in force in all material aspects.

Furthermore, as the Overseas Offering and Listing Measures are relatively new, substantial uncertainties remain as to the interpretation and implementation of these new requirements, we may be unable to complete the filings and fully comply with the relevant new rules in a timely manner, or at all. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations affecting our operations could limit our ability to attract new customers and/or users and cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including but not limited to the MOFCOM, the MIIT, the National Medical Products Administration, or the NMPA, the NHC and the SAMR and their counterparts. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of pharmaceutical operation, medical and healthcare services and internet-related business, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in such business. The laws and regulations related to medical and healthcare services and internet-related business are evolving rapidly, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Under PRC laws, an entity must obtain the pharmaceutical operation license from the NMPA or its counterpart for conducting pharmaceutical wholesale and retail business, the value-added telecommunication service operating licenses from the MIIT or its counterpart for either online information services or third-party e-commerce platform, and a medical institution shall obtain a practicing license of medical institutions from the NHC for provision of medical diagnosis and treatment services. Clinics shall be filed with competent health administrative authorities before practicing and an online drug transaction third-party platforms shall file its relevant information to competent drug supervision and administration department. We have made great efforts to obtain all applicable licenses and permits necessary to our main business. However, the interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the pharmaceutical operation, medical and healthcare services and internet-related business have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, pharmaceutical operation, medical and healthcare services and internet-related business industry in China, including our business, we cannot assure you that we have obtained all the permits or licenses required for conducting our business or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

We rely on dividends and other distributions on equity paid by our PRC or Hong Kong subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC or Hong Kong subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. To the extent cash or assets in the business are in the PRC, or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of the Company and its subsidiaries in the PRC by the PRC government to transfer cash or assets. Such limitations under PRC laws may apply to a Hong Kong entity to the extent the entity is seeking to transfer its cash and assets located in the PRC out of the PRC. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us, which may restrict our ability to satisfy our liquidity requirements. Investors in our securities should note that, to the extent cash in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of 111, Inc. or its subsidiaries by the PRC government to transfer cash. For more information, see “Item 3. Key Information—Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors” and “Item 4. Information on the Company—B. Business Overview— Regulations— Relating to Foreign Exchange and Dividend Distributions.”

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

While we are not aware of any similar restrictions under current Hong Kong laws, there is no assurance that such restrictions will not be introduced in the future or that the Hong Kong government will not intervene in or impose restrictions on the ability of a Hong Kong entity to transfer cash or assets out of Hong Kong in the future.

At the end of 2016, the People’s Bank of China, or PBOC, and the State Administration of Foreign Exchange, or SAFE, implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the PBOC issued the Circular on Further Clarification of Relevant Matters Relating to Offshore Renminbi Loans Provided by Domestic Enterprises, in November 2016, which provides that offshore Renminbi loans provided by a domestic enterprise to offshore enterprises that are its affiliates in equity shall not exceed a certain amount that is equal to the most recent audited owner’s equity multiplied by a ratio determined by the PBOC, and may constrain our PRC subsidiaries’ ability to provide offshore loans to us. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions or payment may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions or make payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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

The value of the Renminbi against the U.S. dollar and other currencies has in the past fluctuated significantly, and may in the future continue to do so, affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

The PRC government imposes restrictive foreign exchange policies and scrutiny of major outbound capital movement. More restrictions and substantial vetting processes have been put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion further restrict access to foreign currencies in the future for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law of the People’s Republic of China promulgated by the SCNPC in 2007 and amended in 2022 requires that the anti-monopoly law enforcement authority of the PRC State Council, which currently is the SAMR, shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. On February 7, 2021, the SAMR further issued the Anti-Monopoly Guidelines for the Internet Platform Economy Sector that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as setting out merger controlling filing procedures involving variable interest entities.

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

The Circular on Strengthening the Confidentiality and Archives Administration Relating to Overseas Issuance and Listing of Securities by Domestic Companies was jointly promulgated by the CSRC, the Ministry of Finance of the People’s Republic of China, or the MOF, the National Administration of State Secrets Protection and the National Archives Administration of China, and came into effect on March 31, 2023, according to which, a PRC domestic company shall obtain approval and make filings with relevant authorities when providing or publicly disclosing, by itself or through the overseas listing entity, any document or material which involves national secrets or state organs work secrets. Investigations, collections of evidence or inspections conducted on the PRC domestic company regarding its overseas offering and listing, or on the securities companies and securities service institutions that provide relevant services for such overseas offering and listing proposed by overseas securities regulatory authorities and relevant competent departments shall be carried out through cross-border regulatory cooperation mechanism. Approval from the CSRC or relevant competent departments shall be obtained before the PRC domestic company, securities companies and securities service institutions cooperating with such investigation, inspection or providing documents or materials. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the U.S. may not be efficient in the absence of mutual and practical cooperation mechanism. While detailed interpretation of or implementation rules under these laws are yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests.

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

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. If the PCAOB is unable to conduct inspections over our auditor in the future, such inability will deprive our investors with the benefits of such inspections.

Our independent registered public accounting firm that issues the audit report included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Our auditor is located in China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely, without the approval of the Chinese authorities. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. As a result, investors were deprived of the benefits of such PCAOB inspections.

In recent years, U.S. regulatory authorities have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. More recently, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCAA, in December 2020. Trading in our securities on U.S. markets, including the NYSE, may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, or the 2021 Determinations, including our auditor. On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2022 after we file this annual report.

However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities.

If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year. If we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. This would substantially impair your ability to sell or purchase the ADSs when you wish to do so. Furthermore, such trading prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

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

Since the ADSs became listed on Nasdaq on September 12, 2018, the trading price of the ADSs has ranged from US$1.37 to US$45.88. The trading prices of the ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the trading prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the trading price of the ADSs.

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

As of March 31, 2023, our founders, Dr. Gang Yu and Mr. Junling Liu, beneficially own all of our issued and outstanding Class B ordinary shares. These Class B ordinary shares constitute approximately 43.1% of our total outstanding share capital and 91.9% of the aggregate voting power of our total outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Sales of ADSs in the public market, or the perception that these sales could occur, could cause the trading price of the ADSs to decline. As of March 31, 2023, we have 167,986,482 ordinary shares outstanding, including 95,986,482 Class A ordinary shares. All of our ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining Class A ordinary shares will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

Holders of ADS may experience difficulties in effecting service of legal process, enforcing foreign, including U.S., judgments or bringing actions in the PRC and Hong Kong against us or our directors and management named in this offering memorandum based on foreign laws, including U.S. securities law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in the PRC and substantially all of our assets are located in the PRC. In addition, all of our directors and executive officers named in “Item 6. Directors, Senior Management and Employees—A. Directors and Executive Officers” currently reside within China, and most of the assets of these persons are located within the PRC. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. However, the deposit agreement gives you the right to submit claims against us to binding arbitration, and arbitration awards may be enforceable against us and our assets in the PRC even when court judgments are not.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in the PRC. In particular, in the PRC, there are significant legal, regulatory and other obstacles to obtaining information needed for shareholder investigations or litigation outside the PRC or otherwise involving foreign persons or entities as plaintiffs. Although the local authorities in the PRC may establish a regulatory cooperation mechanism with the securities regulatory authorities of foreign jurisdictions to implement cross-border supervision and litigation, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical implementation mechanism. Under the PRC Securities Law, no PRC entity or individual may provide the documents and materials relating to securities trading and market activities to overseas parties without prior consent of the competent securities regulatory authority the PRC.

Judgment of United States courts will not be directly enforced in Hong Kong as there are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, subject to certain conditions, including but not limited to when the judgment is for a fixed sum in a civil matter and not in respect of taxes, fines, penalties or similar charges, the judgment is final and conclusive upon the merits of the claim and has not been stayed or satisfied in full, the proceedings in which the judgment was obtained were not contrary to natural justice, were not procured by fraud and the enforcement of the judgment is not contrary to public policy of Hong Kong, Hong Kong courts may accept such judgment obtained from a United States court as a debt due under the rules of common law enforcement. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

See “Item 3. Key Information—Enforceability of Civil Labilities” for a more detailed discussion of the difficulty of bringing actions and enforcing judgments against us or our officers and directors.

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

As of March 31, 2023, our directors and executive officers collectively owned an aggregate of 92.6% of the total voting power of our outstanding ordinary shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

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

We adopted our 2016 share incentive plan, or the 2016 Plan, in 2016 to promote our success and the interests of our shareholders by providing a means through which we may grant equity-based incentives to attract, motivate, retain and reward certain officers, employees, directors, consultants and other eligible persons and to further link the interests of recipients with those of our shareholders generally. We adopted certain share incentive policies in December 2013 and August 2014, or the 2013 Policy and the 2014 Policy, respectively. Since the adoption of the 2016 Plan, we stopped granting awards under the 2013 Policy or the 2014 Policy, although the outstanding awards under the 2013 Policy and the 2014 Policy are still being administered under their respective policies. In August 2018, we adopted our 2018 Share Incentive Plan, or the 2018 Plan, which replaced the 2016 Plan in its entirety. Upon the effectiveness of the 2018 Plan, we no longer grant any awards under the 2016 Plan. Outstanding awards granted under the 2016 Plan will remain effective and be subject to the terms and conditions of the 2018 Plan. Under the 2016 Plan, we were authorized to grant options to purchase ordinary shares of our company. The maximum number of ordinary shares which may be issued pursuant to all awards under the 2013 Policy, the 2014 Policy and the 2016 Plan is 13,671,109. Under the 2018 Plan, the maximum number of our shares that may be issued pursuant to all awards is 13,671,109, plus an annual increase on the first day of each fiscal year during the ten-year term of the 2018 Plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to the lesser of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by our board of directors. As of the date of this annual report, options to purchase 7,211,037 Class A ordinary shares and 60,000 restricted share units are granted and outstanding under the 2013 Policy, the 2014 Policy and the 2016 Plan, and options to purchase 2,182,198 Class A ordinary shares and 4,380,272 restricted share units are granted and outstanding under the 2018 Plan. On October 27, 2022, our board of directors resolved, effective December 31, 2022, the exercise price per share of each option that was outstanding and not exercised, canceled, forfeited, or surrendered immediately prior to December 31, 2022, whether vested or unvested, shall be amended to USD0.01 per Share and all other terms of the share options granted remain unchanged. For the financial impact of such modification to the exercise price, see Note 14 to our consolidated financial statements included elsewhere in this annual report. We recognized share-based compensation expenses in the amount of RMB75.7 million, RMB145.6 million and RMB157.4 million (US$22.8 million) in 2020, 2021 and 2022, respectively. The foregoing amounts of share-based compensation also include those associated with the restricted shares of certain limited liability partnerships issued to the employees of 1 Pharmacy Technology as share incentives. For more information about such share incentives, see Note 11 to our consolidated financial statements included elsewhere in this annual report. For more information about our share incentive plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation.” We believe the granting of share-based compensation is of significant importance to our ability to attract, retain and incentivize key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Based on the composition of our income and assets and the estimated value of our assets, including goodwill, which is based on the price of our ADSs, we believe that we were not a PFIC for our taxable year ended on December 31, 2022. However, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in large part, by reference to the market price of the ADSs, which has been and may continue to be volatile). Therefore, the risk of us being or becoming a PFIC will increase if during any taxable year our ADS price declines significantly.

Moreover, it is not entirely clear how the contractual arrangements for 2022 between our subsidiary, the variable interest entities and the shareholders of the variable interest entities should be treated for purposes of the PFIC rules, and we may have been a PFIC if the variable interest entities were not treated as owned by us for these purposes. In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. We also hold a substantial amount of cash. Accordingly, there can be no assurance that we will not be a PFIC for our 2023 or any future taxable year. If we were a PFIC for any taxable year during which a U.S. taxpayer holds ADSs or ordinary shares, the U.S. taxpayer generally would be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions,” and additional reporting requirements. See “Item 10. Additional Information—10.E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

In May 2018, Chongqing Yihao Pharmacy Co., Ltd. was established as a wholly owned subsidiary of Yihao Pharmacy in the PRC. In December 2018, Yihao Pharmacy transferred 100% equity interests in Chongqing Yihao Pharmacy Co., Ltd. to 1 Pharmacy Technology. In June 2018, Tianjin Yihao Pharmacy Co., Ltd. was established as a wholly owned subsidiary of Yihao Pharmacy in the PRC. In July 2018, Kunshan Yifang Pharmacy Co., Ltd. was established as a wholly owned subsidiary of Yihao Pharmacy and Chongqing Yihao Pharmacy Co., Ltd. in the PRC, respectively. In August 2019, Chongqing Yihao Pharmacy Co., Ltd. purchased 100% of the equity interests in Hubei Yihao Pharmacy Co., Ltd. In March 2020, Chengdu Yizhen Internet Hospital Co., Ltd. was established as a wholly owned subsidiary of Kunshan Yihua Hospital Co., Ltd., a wholly owned subsidiary of Yihao Pharmaceutical Chain. In October 2020 and November 2020, Shanxi Yihao Yaofang Pharmacy Co., Ltd. and Liaoning Yihao Pharmacy Co., Ltd. were established as wholly owned subsidiaries of Chongqing Yihao Pharmacy Co., Ltd. in the PRC. In September 2022 and January 2023, Chongqing Yihao Pharmacy Co., Ltd. purchased 51% of the equity interests in Gansu Yihaoyun Pharmacy Co., Ltd. and Yunan Yaofang Pharmacy Co., Ltd. respectively from Gansu Rongkang Pharmaceutical Logistics Co., Ltd. and Shaohong Wei. In September 2022, Chongqing Yihao Pharmacy Co., Ltd. and Henan Derkang Logistics Co., Ltd. jointly established Henan Yihao Pharmacy Co., Ltd., in which Chongqing Yihao Pharmacy Co., Ltd. holds 51% of the share equity.

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

On August 17, 2020, 1 Pharmacy Technology completed the capital injection from new investors with an aggregate of RMB419.82 million (approximately US$60.49 million). On December 22, 2020, 1 Pharmacy Technology completed another round of financing with an aggregate of RMB515 million (approximately US$78.75 million). In connection with each round of the capital injection, the investors agreed to take all necessary and reasonable steps to facilitate the proposed listing of 1 Pharmacy Technology on the STAR Market. In the event that 1 Pharmacy Technology’s proposed listing on the STAR Market is not completed before June 30, 2023 or the date otherwise agreed by 1 Pharmacy Technology and the investors in writing, such investors may choose to exercise their options to require the controlling shareholder of 1 Pharmacy Technology, Yao Wang, to redeem all or part of the equity interests then owned by such investors plus an annual interest rate of 6%. This amount has been recorded as redeemable non-controlling interests of RMB1,057 million as of December 31, 2022, including accrued interest. As of the date of this annual report, we were negotiating with the investors of 1 Pharmacy Technology regarding the contingently redeemable noncontrolling interest in 1 Pharmacy Technology As of the same date, certain investors have undertaken not to exercise their redemption rights before June 30, 2024 in connection with redeemable shares amounting to RMB584 million as of December 31, 2022, and one investor holding redeemable shares of RMB114 million has made the same undertaking, subject to certain customary conditions.

In May 2021, Yijianyikang Medical Technology (Shanghai) Co., Ltd. (“Yijianyikang”), a wholly owned subsidiary of 1 Pharmacy Technology, initiated the 1 Health Membership program to reward and nurture relationships with the pharmacies that purchase products from us. Since May 2021, Yijianyikang and 1 Pharmacy Technology have entered into multiple cooperation agreements with pharmacies that enrolled in the program and those pharmacies’ shareholders. Pursuant to these cooperation agreements, Yijianyikang granted to the shareholders of the relevant pharmacy options to purchase a certain number of shares in Yijianyikang that will vest over a four-year vesting period, subject to certain predetermined annual purchase target. Under certain circumstances, the shares in Yijianyikang that can be acquired through the vesting of the options will be converted into the shares of 111, Inc. at a specified conversion rate.

We historically operated our business through contractual arrangements with former variable interest entities, or VIEs, based in the PRC, namely Yihao Pharmacy, Yihao Pharmaceutical Chain and Shanghai Yaowang in which we did not directly own any equity interests. During the term of such contractual arrangements, we were able to consolidate the financial results of the former VIEs in our consolidated financial statements in accordance with U.S. GAAP. In 2019, 2020 and 2021, the amount of revenues generated by the former VIEs accounted for 83.6%, 55.1% and 40.6%, respectively, of our total net revenues. As of December 31, 2020 and 2021, the total assets of the variable interest entities, excluding amounts due from other companies in the Group, equaled to 29.4% and 31.8% of our consolidated total assets, respectively. In February 2022, we terminated the contractual arrangements between 1 Pharmacy Technology and the VIEs, and Mr. Yue Xuan and Ms. Jing Liu, who were the shareholders of Yihao Pharmacy, transferred their equity interests in Yihao Pharmacy to 1 Pharmacy Technology. Following such termination and share transfer, all of the former VIEs became our subsidiaries in which we had direct equity ownership.

On September 9, 2022, our board of directors received an unsolicited preliminary non-binding proposal letter (the “Proposal”) from Dr. Gang Yu, Mr. Junling Liu, (collectively, the “Co-Founders”) and Shanghai Guosheng Capital Management Co., Ltd. (the “Sponsor,” and together with the Co-Founders, the “Buyer Group”), proposing to acquire all of outstanding Class A ordinary shares (the “Class A Shares”) of the Company, including Class A Shares represented by ADSs, that are not currently owned by the Buyer Group in a going-private transaction at a proposed purchase price of US$1.83 per Class A Share or US$3.66 per ADS in cash. According to the Proposal, the Buyer Group intends to fund the consideration payable to consummate the transactions contemplated in the Proposal with equity capital. Equity financing is expected to be provided in the form of rollover equity in the Company and cash contributions from the Sponsor or its affiliates. As of the date of this annual report, our board of directors has not made any decisions with respect to the Proposal. See “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business and Industry — The consummation of the proposed going-private transaction is uncertain, and the announcement and pendency of the transaction could materially and adversely affect our business, results of operations and financial condition.”

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

On December 27, 2021, the NDRC and the MOFCOM jointly issued the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to the 2021 Negative List, if a PRC domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. At a press conference held on January 18, 2022, the NDRC clarified that the requirement as mentioned above would only apply to domestic company’s direct overseas offerings.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Offering and Listing Measures, which came into effect on March 31, 2023. On the same day, the CSRC also published a series of guidance rules and Q&As in connection with the implementation of the Overseas Offering and Listing Measures. The Overseas Offering and Listing Measures establishes a new filing-based regime to regulate overseas offerings and listings by PRC domestic companies. According to the Overseas Offering and Listing Measures, an overseas offering and listing by a PRC domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a PRC domestic company if the issuer meets the following conditions: (i) any indicator of the operating income, gross profit, total assets, or net assets of the PRC domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) the main links or main sites of the operating activities are carried out or located in the PRC, or the senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC. According to the Overseas Offering and Listing Measures, the issuer or its affiliated PRC domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offing activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant PRC domestic companies and the controlling shareholder and other responsible persons. The relevant responsible persons may be prohibited from entering the securities market by the CSRC in cases of serious violations and may be held criminally liable. The Overseas Offering and Listing Measures also sets forth certain regulatory red lines for overseas offerings and listings by PRC domestic enterprises.

According to Circular on the Arrangements for the Filing-based Administration of Overseas Securities Offering and Listing by Domestic Companies promulgated by the CSRC on February 17, 2023, as of the date of implementation of the Overseas Offering and Listing Measures, a PRC domestic company, which falls within the scope of filing and has already been listed overseas, or meets all the conditions that (i) application for indirect overseas listing has been approved by the overseas regulatory authority or overseas stock exchange, (ii) there is no need to re-perform the regulatory procedures for offering and listing by the overseas regulatory authority or stock exchange, and (iii) the overseas offering and listing will be completed by September 30, 2023, shall be regarded as an “existing company”. Existing companies are not required to go through filing procedure immediately, but the filing shall be completed for subsequent refinancing or other filing-required matters.

We cannot assure you that we will not be required to obtain the approval of or complete the filing with the CSRC or other regulatory authorities to maintain the listing status of our ADSs on the Nasdaq or to conduct overseas securities offerings in the future. For details of the associated risks, see “Item 3. Key Information—3.D. Risk Factors— Risks Related to Doing Business in China—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.” We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC, or other PRC regulatory authorities required for overseas listings and securities offerings. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC in this regard.

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

Our Role in the Digital Transformation of the Healthcare Industry

We aim to create a leading digital healthcare platform in China, with a mission to connect patients with medicine and healthcare services digitally. The platform offers a wide range of healthcare services, including consultations, diagnosis, delivery of medication, tools to enable both upstream pharmaceutical manufacturers and downstream pharmacies. Consumers can access these services through the digital platform, enabling them to receive medical advice and consultation services from their homes. Businesses can leapfrog the traditional ways of conducting business and can access a range of services digitally, with much greater efficiency. This digital platform has made healthcare services more accessible, convenient, and affordable for individuals and businesses with great user experience.

As the digital catalyst in the healthcare industry, we have rapidly developed our core competence by digitally connecting key players in this ecosystem. This makes it possible for digital technology to become an enabler for those players to improve their respective efficiency. We reconstruct the value chain of the healthcare industry with digital technology and modern supply chain, reconstructs the distribution system of the traditional pharmaceutical distribution industry constituted by provincial, municipal and county companies, with digital technology and business intelligence + self-operated central warehouse + third-party distribution, improves the efficiency of drug distribution, and enhances the transparency and quality of drug distribution. Stabilizing the terminal price of drugs through intelligent supply chain and digital patient education capabilities, we make the medicines needed by the public accessible nationwide, helps patients fully understand and correctly use innovative drugs, reduces the cost of medication, improves the cost-effectiveness ratio of patients, and helps the country solve the current situation that it is difficult for the public to see a doctor and purchase costly medicines.

Our Ecosystem

To digitize the healthcare industry, we connect pharmaceutical companies, pharmacies, medical professionals, insurance companies and consumers in our ecosystem, and we improve the efficiency and transparency of the pharmaceutical value chain. We create value for various participants in our integrated online and offline platform in the healthcare ecosystem in China:

(i)pharmaceutical companies;
(ii)distributors and marketplace sellers, who use our platform to distribute and sell their products;
(iii)pharmacies, including independent pharmacies, pharmacy chains and in-house pharmacies within clinics and private hospitals who purchase pharmaceutical products and interact with consumers through our platform;
(iv)consumers who purchase pharmaceutical and other health and wellness products and seek medical services;
(v)medical professionals who provide healthcare services through our platform.

Our Services to Pharmaceutical Companies

We source products from pharmaceutical companies and distributors, while at the same time providing them with data services and other value-added services.

Omni-channel Service

Our omni-channel model plays an important role in facilitating the commercialization of drugs across the nation, especially in the market outside of hospitals. Partners in this model include pharmacies, public and private hospitals, clinics, community health centers, distributors, medical representatives and our 1 Medicine Marketplace app. This model offers multiple channels for pharmaceutical companies to simultaneously reach healthcare providers nationwide and educates them about new drugs and therapies. This model significantly reduces time, resources and cost, which allow drugs to be distributed quickly and efficiently.

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

Marketing and Channel Data Services

Leveraging our direct reach to many touchpoints of the healthcare and pharmaceutical value chain, we launched our marketing and channel data services to help our pharmaceutical companies expand their reach and gain valuable insights to the distribution channel and consumers. We compile, aggregate and analyze our detailed sales data to uncover purchase patterns and predict future purchase behaviors and demand. With our broad consumer base, we can extract valuable information from our extensive database. For a particular product, we analyze the regional and seasonal sales patterns, the amounts of orders, the frequency of purchases, any particular preference for packaging, and other factors that may affect sales. Data mining of our available data is a powerful tool to predict consumer behaviors and market trends, allowing pharmaceutical companies to make knowledge-driven decisions in their sales forecasts and budgeting. For a discussion of our pricing intelligence system, see “—Technology and IT Infrastructure—Cloud-based Applications.”

Our 1 Health Membership Pharmaceutical Company Enablement Program

We launched the 1 Health Membership program in May 2021. Our 1 Health Membership program is a membership model that effectively connects pharmaceutical companies with pharmacies and patients to empower small-to-mid size pharmacy chains, while promoting incremental products sales for pharmaceutical companies. This program allows pharmaceutical companies to identify market opportunities through data integration, and leverage on 1 Health’s sales power execute sales promotion strategy.

To join the “1 Health®” ecosystem, pharmaceutical companies can enjoy the rights and interests as:

Right and Interest	Content of rights and interests
Digital commercialization services

The company provides digital view board for pharmaceutical enterprise partner who joined 1 Health program in depth. Through the connection, integration and analysis with downstream data, the upstream pharmaceutical enterprises can better understand their commodity distribution and sales situation, and improve quality in making business decisions, including

1.
Marketing decision: marketing strategy design is made based on customer group analysis, so as to achieve more accurate realization of brand exposure and cognitive transformation
2.
Distribution decision: more scientific distribution planning is made based on the analysis of drugstore inventory data
3.
New product development decisions: more effective product development insight is made based on market feedback on products

Digital marketing services

The company has built a strong professional medicine marketing team, with the help from information advantages and management efficiency of digital technology, company can provide more focused drug marketing services, to achieve a more comprehensive, in-depth and accurate understanding of drugs in downstream pharmacies, and then help upstream companies to achieve incremental sales of drugs, hence benefits consumers, drugstores, pharmaceutical companies and other partners

Our Products and Services to Pharmacies

We have enabled more than 435,000 offline pharmacies, as of December 31, 2022, to better serve their consumers. The pharmacy customers we serve include small and medium-sized retail pharmacy chains, independent pharmacies and in-house pharmacies within clinics and private hospitals, spanning across 31provinces in China.

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

Our Direct Sales Model

We primarily conduct our wholesale distribution business through our direct sales model, where we procure pharmaceutical products from pharmaceutical companies or distributors and sell to our pharmacy customers. As of December 31, 2022, we directly sourced from 500+ pharmaceutical companies. Leveraging our strong relationship with our suppliers, we offer a comprehensive selection of pharmaceutical products at market-competitive pricing. Under the direct sales model, we are responsible for the fulfillment and delivery of the products sold.

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

Our 1 Health Membership Pharmacy Enablement Program

We launched the 1 Health Membership program in May 2021 to reward and nurture relationships with the pharmacies that purchase products from us. Our 1 Health Membership program is a membership model that effectively connects pharmaceutical companies with pharmacies and patients to empower small-to-mid size pharmacy chains. This program allows members who participate in this program to enjoy privileged benefits, including exclusive access to our vast selection and competitive prices, access to our proprietary systems that can help them manage inventory, optimize procurement process and improve product selection and assortment. The members are required to connect their ERP systems to our 1 Health Platform which is operated by Yijianyikang and were charged with SaaS service fee for usage of SaaS tools. We do not charge any membership fees. In order to incentivize these pharmacy chains to participate, the shareholders of the pharmacies that enrolled in the program were granted options to purchase a certain number of shares in Yijianyikang, one of our subsidiaries. For further details, see Item 4. Information on the Company-A. History and Development of the Company.” As of December 31, 2022, we had over 12,000 participating pharmacy stores.

By joining the “1 Health®” drugstore alliance, drugstore users can enjoy a number of exclusive rights and interests, including:

Right and Interest	Content of rights and interests
Centralized drug procurement services

The company provides users with centralized procurement services, that is, to purchase platform best-selling products at a lower cost and enjoy the preferred exclusive products. Small and medium-sized drugstores are often limited by the scale of procurement, lack the ability to negotiate with upstream suppliers, and can not obtain good resource support. Company set up virtual drugstore to collect members’ procurement needs in real time and accurately, forming a large-scale effect to help them integrate procurement from upstream suppliers and obtain better prices and services.

Intelligent supply chain services

1. The company ‘s user-oriented intelligent procurement system uses the company’s drug sales data precipitation to compare prices across the whole platform (including self-operated and third-party merchants) for a purchased commodity to help users find the lowest price and reduce user procurement costs;

2. Through the connection with the user’s in-store ERP system, evaluate the user’s inventory situation, help the user realize inventory management according to the algorithm, and automatically remind the user of the situation of shortage, near expiration or high inventory;

3. The intelligent procurement system provides users with timely and effective new suggestions and price adjustment suggestions by linking the price database and the market demand database;

4. Through the “one-key entry” digital tool provided by the company, the user can realize the operation of purchasing information entry and commodity code matching, and then arrange the commodity warehousing. The whole process is time-saving, efficient and error-free, which reduces the complexity and errors of manual recording and greatly improves the operational efficiency of pharmacies.

Digital marketing services	Provide professional online store opening guidance, marketing guidance and category suggestions for drugstore users who join “1 Health ®”
Digital system services

Provide mainstream e-commerce platform such as Meituan, Ele and other O2O platforms docking integration for drugstore users who join “1 Health”, and enjoy unified order management services and efficient and fast technical support. At the same time, it will assist drugstore users to open stores online, so that they can substantially increase their sales coverage without increasing the number of warehouses, and expand their sales radius from 3 kilometers to users nationwide.

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

Our Offline Retail Pharmacy

We also operate a network of offline retail pharmacies branded as “Yi Hao Pharmacy,” mainly in Guangdong province, which enables us, as required by the relevant laws and regulations, to operate our online pharmaceutical retail businesses. we had 13 offline retail pharmacies in Guangzhou, Tianjin, Kunshan and Wuhan. Revenue contribution from our Yi Hao Pharmacies was insignificant in 2020, 2021 and 2022.

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

We also sell seasonal and promotional items tailored to local consumer demand for convenience and quality. Since 2017, we have expanded our product offerings by introducing more health and wellness products. We believe that offering these products increases the order size spend per visit by meeting the growing demand for one-stop shopping convenience.

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

We provide ongoing training and professional development programs to our in-house medical professionals. We conduct weekly evaluations of our in-house doctors and medical assistants in respect of quality of service and efficiency. We have also adopted a quality control system with standardized protocols for our services performed by our in-house medical team. We contract services from external doctors who practice at reputable hospitals with significant experience and appropriate credentials. We require external doctors to register with us and to agree to our terms of use, pursuant to which they must comply with both our specified work scope and quality requirements, and the applicable rules and regulations. See “—Risk Management and Internal Control—Healthcare Service Quality and Safety.”

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

Customer Service and Satisfaction

Providing satisfactory customer services is a high priority. Our commitment to consumers is reflected in the high service quality provided by our customer service staff and speedy fulfillment and delivery services. We have high levels of customer satisfaction, as evidenced by a customer satisfaction rate over 97% on 1 Medicine Marketplace in 2022.

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

Our Key Capabilities and Competitive Advantages to Achieve Healthcare Industry Digitization

Technology and IT Infrastructure

Our proprietary technology is one of our core competitive advantages. As of December 31, 2022, our technology and IT team consisted of 165 employees, including core team members with extensive experience with leading internet, online retail and e-commerce companies in China. We have built our technology platform primarily relying on proprietary software and systems that we have developed in-house. We develop and maintain various online platforms that connect the respective systems of various participants in the healthcare ecosystem, enabling them to access our services and connect with other participants in the ecosystem. As a result, they are able to conveniently share information and conduct their operations efficiently over our platform.

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

Supply Side Engagement

Our management of the supply side encompasses selection of suppliers and effective management of our relationships with pharmaceutical companies and distributors. We have an extensive network of suppliers, consisting primarily of pharmaceutical companies and distributors. As of December 31, 2022, we directly sourced from over 500 pharmaceutical companies. We believe that competitive sources are readily available for substantially all of the merchandise we carry on our platform, and we have diversified our procurement sources to obtain more favorable terms and minimize our inventory risk.

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

Our Relationship with Pharmaceutical Companies and Key Suppliers

We have dedicated teams that work closely with our top suppliers, especially pharmaceutical companies, to strengthen our relationships with them. For the same product, the price from a pharmaceutical company is generally lower than from a distributor. We aim for qualification by major pharmaceutical companies as a “tier one” distributor so as to directly source from them. As of December 31, 2022, we have obtained such qualifications from 500+ pharmaceutical companies and directly source from them. We also seek to cooperate with other “tier one” distributors who may have negotiated attractive prices for particular products. Our cooperation with these suppliers allows us to expand our product offerings and procure products manufactured by pharmaceutical companies without an established relationship with us. We intend to help pharmaceutical companies expand their end user base by leveraging our network of pharmacies. We also provide them with customized channel management services, as well as data flow, operational support, marketing, user data analysis and other value-added services. Together with pharmaceutical companies, we work to develop medical know-how including academic content and product trainings.

On February 23, 2022, we signed a strategic cooperation agreement on direct supply with Xi’an Beilin Pharmaceutical Co., Ltd. (“Beilin Pharmaceutical”). The cooperation agreement will allow us to fully leverage our respective advantages, explore the digital marketing of Chinese patent medicines, and tap into the resources and broad potential of the market. We and Beilin Pharmaceutical will work together to capitalize on the digital, intelligent and efficient capabilities of the Internet to expand the market coverage of high-quality Chinese patent medicines and enhance their accessibility to benefit more users.

On March 14, 2022, 111, we signed a strategic cooperation agreement with Shenzhen BGI Genomics Co., Ltd. (SZ: 300676) (“BGI”) under which BGI will supply its SARS-CoV-2 Virus Antigen Detection Kits (Immunofluorescence Chromatography) across China via our online pharmacy, 1 Pharmacy, in an effort to boost epidemic prevention and control nationwide. 1 Pharmacy will become the first online retail platform for BGI’s SARS-CoV-2 Virus Antigen Detection Kits.

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

Supply Chain Technologies and Systems

Our supply chain management system consists of nine separate subsystems supported by proprietary software that allows us to effectively collaborate with third-party service providers and interact with our consumers and pharmacy customers. All of our systems are designed to comply with Good Supply Practices (GSP) for pharmaceutical products, and connect with provincial food and drug administrations for real-time monitoring.

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

Fulfillment and Delivery

As of December 31, 2022, our fulfillment network consists of eight regional fulfillment centers strategically located in Guangzhou in Guangdong Province in Southern China, Kunshan in Jiangsu Province in Eastern China (which is within close proximity of Shanghai), Tianjin in Northern China, Chongqing in Western China, Wuhan in Central China, Xi’an and Gangsu in northwest China and Shenyang in northeast China. In the future, we plan to further improve the automation level and operation efficiency of these fulfillment centers.

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

We are generally able to deliver to 890 counties and cities within 24 hours, and nationwide within 72 hours.

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

In response to the recurrence of coronavirus (COVID-19), we have taken a series of initiatives , including :

●	In April, 2022, we set up an “Anti-Epidemic Command” at the first opportunity to coordinate our relevant departments and manpower to fully participate in the fight against the pandemic in Shanghai. We opened various supporting services, including antigen test product supplies, an exclusive speedy procurement channel, chronic disease medication registration, free online consultation, and prescription renewal for chronic diseases.
●	We ran direct transport vehicles between our Kunshan-based East China Operation Center and Shanghai, providing fast and secure delivery of much-needed items and drugs in the fight against the COVID-19 pandemic in Shanghai.
●	1 Clinic, our online hospital, launched free clinic services online, general practitioners and medical experts in pediatrics, obstetrics and gynecology, internal medicine, surgery, dermatology, oncology and other specialties have provided online consultations, prescription renewal for chronic diseases, and other services for the public.

In aspect of the consumer safety, we launched a collection program for expired medication to ensure safe disposal.

Meanwhile, we also adopted a series of environment-friendly measures aiming to reducing carbon emissions, including:

●	Proactive advocacy of the environmental philosophy of green lifestyles.
●	Paperless operations in goods arrival, stocking, picking, stock checking and other processes in the fulfillment centers.
●	Substantial reduction in the use of non-degradable consumables in the transportation and packaging process.

Competition

We believe our business model is unique and our services encompass the entire pharmaceutical value chain. We believe there are no comparable companies that directly compete with us. However, we face intense competition in certain business segments and verticals:

●	we face competition from traditional pharmaceutical distributors and a couple of B2B platforms.
●	we also compete against other pharmaceutical retail companies including traditional offline pharmacies and online platforms, such as Ali Health and JD.com

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

Intellectual Property

We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have registered 30 software copyrights with the PRC National Copyright Administration. We have 34 registered domain names, including 111.com.cn and yaoex.com. As of December 31, 2022, we had 291 registered trademarks, including our “1药网” trademark. As of the same date, we had 19 authorized patents in the areas of digital health, big data analytics, and SMART supply chain technology with the China National Intellectual Property Administration.

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

Regulation Relating to Foreign Investment

Investment in the PRC conducted by foreign investors and foreign-owned enterprises shall comply with the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which was first issued in 1995 and amended from time to time. The current effective Catalogue was promulgated by the MOFCOM and the NDRC in June 2017 and became effective in July 2017, and contains specific provisions guiding market access of foreign capital and stipulates in detail the areas of entry pertaining to the categories of encouraged foreign-invested industries, restricted foreign-invested industries and prohibited foreign-invested industries. The latter two categories are included in the negative list, which was first introduced into the Catalogue in 2017, and listed, in a unified manner, the restrictive measures for the entry of foreign investment. On December 27, 2021 and October 26, 2022, the MOFCOM and the NDRC jointly promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition) and the Catalog of Industries for Encouraged Foreign Investment (2022 Edition) respectively, to replace the former negative lists and the Catalogue, which took effect on January 1, 2022 and January 1, 2023 respectively. Any industry not listed in the Catalogue and the Negative List is a permitted industry and generally open to foreign investment unless specifically prohibited or restricted by PRC laws and regulations. According to the Negative List, value-added telecommunications services (with the proportion of foreign investment not exceeding 50%, except for e-commerce) and medical institutions (limited to sino-foreign equity joint venture or sino-foreign cooperative joint venture) are restricted for foreign investment. 1 Pharmacy Technology, our PRC subsidiary, is a foreign-invested enterprise and conducts technical services and consultation and sale of goods that falls in permitted industries for foreign investment. Wuhan Central China, our 70% owned PRC subsidiary, is an entity invested by a foreign-invested enterprise and conducts online B2B pharmaceutical e-commerce business which is classified as a type of value-added telecommunications services. It falls in the restricted foreign-invested industry but is not subject to the 50% foreign investment restriction. Our subsidiary Yihao Pharmaceutical Chain operates e-commerce business, which is classified as a type of value-added telecommunications services that falls within the restricted foreign-invested industry but is not subject to the 50% foreign investment restriction. Chengdu Yizhen Internet Hospital Co., Ltd., one of our PRC subsidiaries, operates internet hospital, which falls within the restricted foreign-invested industry. In March 2012, Sichuan Provincial Department of Health and Sichuan Provincial Department of Commerce promulgated the Administrative Measures of Sichuan Province on Sino-foreign Joint Venture and Cooperative Medical Institutions, which requires that the equity proportion or interest of Chinese investors in a joint venture or cooperative medical institution shall not be less than 10%. As of the date of this annual report, the equity proportion of Chinese investors in Chengdu Yizhen Internet Hospital Co., Ltd. is no less than 10%.

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

Foreign Investment in Value-Added Telecommunications

Foreign direct investment in telecommunications companies in China is also regulated by the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which were issued by the State Council in December 2001 and amended in September 2008, February 2016 and March 2022, respectively. The FITE Regulations stipulate that a foreign invested telecommunications enterprise in the PRC, or the FITE, must be established as a sino-foreign equity joint venture for operations in the PRC. Under the FITE Regulations and in accordance with WTO-related agreements, the foreign party investing in a FITE engaging in value-added telecommunications services may hold up to 50% of the equity interests of the FITE unless otherwise stipulated by the State. The FITE that meets these requirements must obtain approvals from the MIIT, which retains considerable discretion in granting approvals. Furthermore, the foreign party investing in e-commerce business, as a type of value-added telecommunication services, has been allowed to hold up to 100% of the equity interests of the FITE based on the Notice of the Ministry of Industry and Information Technology on Removing the Restrictions on Foreign Equity Ratios in Online Data Processing and Transaction Processing (Operating E-commerce) Business issued on in June 2015 and the current effective Telecom Catalogue.

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

Yihao Pharmaceutical Chain owns the domain names, trademarks, and facilities that are necessary to operate its telecommunication business. Yihao Pharmaceutical Chain operates e-commerce business, which falls within the scope of online data processing and transaction processing (operating e-commerce), and therefore foreign investors are allowed to hold 100% of the equity of these two entities. We terminated the contractual arrangements between 1 Pharmacy Technology and each of the former variable interest entities (i.e., Yihao Pharmacy, Yihao Pharmaceutical Chain and Shanghai Yaowang) to eliminate the legal uncertainties associated with the former VIE structure.

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

Pursuant to the Telecommunications Regulations and the Telecom Catalogue, an e-commerce operator shall obtain a license for value-added telecommunications services with the specification of online data processing and transaction processing business (e-commerce only) (the “EDI License”) from appropriate telecommunications authorities. Wuhan Central China and Yihao Pharmaceutical Chain have obtained the EDI License to operate e-commerce business.

Mobile Internet Applications Information Services

In June 2022, the CAC promulgated the APP Provisions, which became effective in August 2022. Under the APP Provisions, mobile application providers and application store service providers are prohibited from engaging in any activity that may endanger national security, disturb the social order, or infringe the legal rights of third parties, and may not produce, copy, issue or disseminate through internet mobile applications any content prohibited by laws and regulations. The application providers shall verify the identity information of registered users, and shall not provide relevant services to users who have not verified their identity information or falsely use the identity information of any organization or other individuals. The APP Provisions also require application providers to procure relevant approval to provide services through such applications and require application store service providers to register with local branches of the CAC within 30 days after they start providing application store services.

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

The Measures for Supervision and Administration of Online Drug Sales, or the Online Drug Sales Measures were promulgated by the SAMR in August 2022 and took effect since December 1, 2022. According to the Online Drug Sales Measures, the online drug sellers and the online drug transaction platform service providers shall take effective measures to ensure that the information in the whole process of the trading is authentic, accurate, complete and traceable, and shall comply with relevant regulations of the State on personal information protection. Whoever sells prescription drugs online to individuals shall ensure that the sources of prescriptions are authentic and reliable and shall conduct real-name authentication. Certain measures shall be taken by the online prescription drug retailers and third-party platforms to verify the information of the prescription provider and avoid repeated use of the prescriptions. Online drug retailers shall provide comprehensive risk warning to consumers before selling prescription drugs, and shall not, in violation of the provisions, give prescription drugs or class A over-the-counter drugs to individual for free in return for purchasing drugs or commodities. The online drug sellers and third-party platforms shall perform their respective obligations to ensure the quality and safety of online drug selling, and shall report or file their relevant information to competent drug supervision and administration department. Furthermore, the Administrative Standard of Pharmaceutical Operating Quality, promulgated by the CFDA in April 2000 and amended in 2012, 2015 and 2016, respectively, and the Administrative Measures for Identification of Pharmaceutical Operating Quality Administrative Standards, promulgated by the CFDA in April 2003 , which was replaced by the Administrative Measures for Drug Inspection (Trial) promulgated by the NMPA and became effective in May 2021, the pharmaceutical operation enterprise shall take effective quality control measures over the process of procurement, storage, transportation and sale of drugs in order to ensure their quality and the drug supervision and administration authorities shall have the right to inspect the compliance of relevant entities with laws and regulations in production, operation and use of drugs, the implementation of relevant quality management practice and the drug standards.

Medical Devices Operation

According to the Regulations on the Supervision and Administration of Medical Devices, which was promulgated by the State Council in January 2000 and amended in 2014, 2017 and 2021, respectively, and the Supervision and Management Measures on Medical Devices Operation, which was promulgated by the SAMR in March 2022, business operations of medical devices are regulated based on the degree of risks involving the medical devices, which are divided into three categories. Operation of Class I medical devices does not require a license or record-filing, while operations of Class II medical devices and Class III medical devices are subject to record-filing and licensing requirements, respectively. An entity engaging in the operation of medical devices shall meet certain requirements with respect to its management system, personnel, facilities etc., and shall apply for approval to operate Class III medical devices and make record-filing with relevant governmental authority to operate Class II medical devices. The valid term of medical devices operation permit is five years.

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

The Measures for Supervision and Administration of Online Drug Sales, or the Online Drug Sales Measures were promulgated by the SAMR in August 2022 and took effect since December 1, 2022. According to the Online Drug Sales Measures, the online drug sellers and the online drug transaction platform service providers shall take effective measures to ensure that the information in the whole process of the trading is authentic, accurate, complete and traceable, and shall comply with relevant regulations of the State on personal information protection. The specific catalog of the drugs which are prohibited to be sold online shall be formulated by the NMPA. Whoever sells prescription drugs online to individuals shall ensure that the sources of prescriptions are authentic and reliable and shall conduct real-name authentication. Certain measures shall be taken by the online prescription drug retailers and third-party platforms to verify the information of the prescription provider and avoid repeated use of the prescriptions. Online drug retailers shall provide comprehensive risk warning to consumers before selling prescription drugs, and shall not, in violation of the provisions, give prescription drugs or class A over-the-counter drugs to individual for free in return for purchasing drugs or commodities. The online drug sellers and third-party platforms shall perform their respective obligations to ensure the quality and safety of online drug selling, and shall report or file their relevant information to competent drug supervision and administration department.

In November 2022, the NMPA issued the List of Drugs Prohibited to be Sold Online (First Edition) and the Announcement on Regulating the Filing and Reporting of Online Drug Sales, which provides detailed requirements for the filing of online drug transaction third-party platforms and the reporting of online drug seller.

In December 2017, the CFDA promulgated the Administration and Supervision Measures of Online Sales of Medical Devices, or the Online Medical Devices Sales Measures, which became effective in March 2018. According to the Online Medical Devices Sales Measures, enterprises engaged in online sales of medical devices must be medical device manufacture and operation enterprises with medical devices production licenses or operation licenses or being filed for record in accordance with laws, unless such licenses or record-filing is not required by laws and regulations, and the third-party platform for provision of online medical devices transaction services shall obtain an Internet Drug Information Services Qualification License and shall file with competent food and drug regulatory department. Either enterprises for online sales of medical devices or enterprises for provision of medical devices online transaction services shall take technical measures to ensure the data and materials of medical devices online sales are authentic, completed and retrospective, for example the records of sale information of medical devices shall be kept for two years after the valid period of the medical devices, and for no less than five years in case of no valid period, or be kept permanently in case of implanted medical devices. In March 2022, the NMPA promulgated the Supervision and Management Measures on Medical Devices Operation, according to which online medical devices sellers shall comply with relevant provisions of laws, regulations and rules.

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

After the issuance of Online Trading Measures, the SAIC has issued a number of guidelines and implementing rules aimed at adding greater specificity to these regulations and continues to consider and issue guidelines and implementing rules in this industry. For example, three PRC governmental authorities (the MOF, General Administration of Customs, or the GAC, and the STA) issued the New Cross-Border E-commerce Retail Imports Tax Notice in March 2016, which became effective in April 8, 2016 and was amended in November 2018, to regulate cross-border e-commerce trading and introduced the concept of the cross-border e-commerce retail importation goods inventory, or the Cross-Border E-Commerce Goods Inventory, which has been issued and updated by the three authorities together with other relevant authorities from time to time. Two batches of the Cross-Border E-Commerce Goods Inventory and the Cross-Border E-Commerce Goods Inventory (2018 Edition) issued in April 2016 and November 2018 have been replaced by the Cross-Border E-Commerce Goods Inventory (2019 Edition) issued in December 2019 and the Notice of Relevant Matters on Implementation of New Cross-Border E-Commerce Retail Importation Supervision and Administration Requirements has been issued by the GAC in May 2016 to further implement the rules. According to the Notice of Relevant Work on improving Cross-Border E-Commerce Retail Importation Supervision and Administration issued in November 2018, retail imported goods on cross-border e-commerce platforms will be temporarily treated as personal items which are not subject to stricter regulations and higher tax rates applicable to normal imported goods in 37 cross-border e-commerce trial areas.

Regulations Relating to the Healthcare Industry

Medical Institution

The Administrative Regulations on Medical Institutions was promulgated by the State Council in February 1994 and amended in 2016 and 2022 to regulate all medical institutions, such as hospitals, health centers, sanatoriums, out-patient departments, clinics and health posts (rooms) as well as first-aid stations. The establishment of medical institutions by the entity or individual, which are requested to obtain the approval certificate to establish medical institutions in accordance with the provisions of the State Council, shall be subject to examination and approval of the health administrative authorities at the county level or above and must obtain such approval certificate. Furthermore, the medical institution shall also register with competent health administrative authorities for practice and operation, and obtain the License for Practicing of Medical Institutions after examination by competent health administrative authorities, clinics may practice after filing with health administrative authorities at the county level in accordance with the provisions of the health administrative department of the State Council. Chengdu Yizhen Internet Hospital Co., Ltd. has obtained a License for Practicing of Medical Institutions, and Guangdong Yihao Pharmaceutical Chain Co., Ltd. Dongshan Branch Traditional Chinese Medicine Clinic has completed the clinic filing.

The NHC and the National Administration of Traditional Chinese Medicine jointly published the Interim Administrative Measures for the Filing of the Clinics and the Basic Standards for Clinics (2022 Edition) in December 2022, which provides detailed requirements and procedures for the filing of the clinics and the basic standards the clinics should reach, such as personnel, buildings and facilities.

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

In July 2018, the NHC and the SATCM issued the Administrative Measures for Online Diagnosis and Treatment (Trial), the Administrative Measures for Internet Hospitals (Trial), or the Internet Hospital Administrative Measures and the Administrative Standards for Remote Diagnosis (Trial). According to these measures and standards, internet hospitals including the internet hospitals used as second name of a physical medical institution and the internet hospitals established independently while relying on a physical medical institution, and are subject to access restrictions. The application for establishment of internet hospitals shall be submitted to the registration department of the physical medical institution. The Internet Hospital Administrative Measures also provide the basic standards for internet hospitals, including the requirements for diagnosis subjects, department settings, staffs, buildings and facilities, rules and regulations. In February 2022, the NHC and the National Administration of Traditional Chinese Medicine jointly promulgated the Detailed Rules on Supervision and Administration of Internet Diagnosis and Treatment (Trial), which provide detailed implementation rules of supervision and administration on the medical institutions, practitioners, operations and quality and safety of internet diagnosis and treatment.

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

The Interim Measures for Administration of Internet Advertising, or the Interim Internet Advertising Measures, regulating the internet-based advertising activities, were adopted by the SAIC in July 2016 and became effective in September 2016. According to the Interim Internet Advertising Measures, internet advertisers are responsible for the authenticity of the advertisements content and all online advertisements must be marked “Advertisement” so that viewers can easily identify them as such. In March 2023, the SAMR promulgated the Measures for Administration of Internet Advertising, or the Internet Advertising Measures, which will take effect on May 1, 2023 and replace the Interim Internet Advertising Measures. The Internet Advertising Measures provide with the obligations of the advertiser, advertising operator, advertisement publisher and internet platform operator regarding internet advertising. Advertisement for medical treatment, drugs, medical devices, pesticides, veterinary drugs, healthcare food or formula foods for special medical purposes shall not be published without examination and shall not be published in disguised form by introducing health and regimen knowledge. The advertising operator and advertisement publisher shall establish, improve and implement the registration, examination and archives management system for internet advertising business, verify the identity of the advertiser and the content of the advertisement, and the internet platform operator shall take measures to prevent and stop illegal advertisements in the process of providing internet information services. Where the internet advertisement is published by using algorithm recommendation, relevant rules of the algorithm recommendation service, advertising record and other information shall be recorded into the files of the advertisement.

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

In June 2017, the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, promulgated by SCNPC took effect, which is formulated to maintain the network security, safeguard the cyberspace sovereignty, national security and public interests, protect the lawful rights and interests of citizens, legal persons and other organizations, and requires that a network operator, which includes, among others, internet information services providers, take technical measures and other necessary measures to safeguard the safe and stable operation of the networks, effectively respond to the network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Cyber Security Law reaffirms the basic principles and requirements set forth in other existing laws and regulations on personal information protections and strengthens the obligations and requirements of internet service providers, which include but are not limited to: (i) keeping all user information collected strictly confidential and setting up a comprehensive user information protection system; (ii) abiding by the principles of legality, rationality and necessity in the collection and use of user information and disclosure of the rules, purposes, methods and scopes of collection and use of user information; and (iii) protecting users’ personal information from being leaked, tampered with, destroyed or provided to third parties. Any violation of the provisions and requirements under the Cyber Security Law and other related regulations and rules may result in administrative liabilities such as warnings, fines, confiscation of illegal gains, revocation of licenses, suspension of business, and shutting down of websites, or, in severe cases, criminal liabilities. In September 2022, the CAC promulgated the Decision to Amend the Cyber Security Law of the People’s Republic of China (Draft for Comments), which mainly involves amendments in the following aspects: (i) improving the legal liability system for violating the general provisions of network operation security, (ii) modifying the legal liability system for security protection of critical information infrastructure, (iii) adjusting the legal liability system for network information security, and (iv) revising the legal liability system for personal information protection. As of the date of this annual report, the draft has yet to come into effect.

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

In September 2021, the CAC, the MIIT, and other governmental authorities issued Guidance on Strengthening the Comprehensive Governance of Internet Information Service Algorithms, which propose improving algorithm security governance mechanism and promoting algorithm filing. In December 2021, the CAC promulgated the Administrative Provisions on Internet Information Service Algorithm Recommendation, which became effective in March 2022 and implements classification and hierarchical management for algorithm recommendation service providers based on various criteria, and stipulates that algorithm recommendation service providers with public opinion attributes or social mobilization capabilities shall file with the CAC within ten business days from the date of providing such services. The MIIT published the Data Security Management Measures in the Field of Industry and Information Technology (Trial) in December 2022, which requires the industrial and telecom data processors to further implement data classification and hierarchical management, take necessary measures to ensure that data remains effectively protected and being lawfully applied and conduct data security risk monitoring. The industrial and telecom data processors shall sort out their data regularly, identify important data and core data in accordance with relevant standards and specifications, formulate their specific catalogues, and shall file their important data and core data catalogues with the local industry supervision departments for records.

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

In July 2022, the CAC published the Safety Assessment Measures for Data Outbound Transfer, which stipulated that the data processors who transfer important data and personal information that are collected and generated within the territory of the People’s Republic of China outbound should be subject to security assessment under certain circumstances. These measures provided that the security assessment shall combine pre-assessment and continuous supervision, and risk self-assessment and security assessment to prevent data export security risks. Specifically, security assessment is required before any data can be transferred out of mainland China if: (i) the data transferred out of mainland China is important data; (ii) the data processor is a critical information infrastructure operator or data processor that processes personal information of more than one million individuals; (iii) data processor who transfer personal information out of mainland China has made outbound transfer of aggregately more than 100,000 individuals’ personal information or more than 10,000 individuals’ sensitive personal information since January 1st of the previous year; or (iv) otherwise required by the CAC. In November 2021, Measures on Network Data Security Management (Draft for Comment), or the Draft Measures on Network Data, was proposed by the CAC for public comments until December 13, 2021, which further regulated the internet data processing activities and emphasized the supervision and management of network data security, and further stipulated the obligations of internet platform operators, such as establish a system for disclosure of platform rules, privacy policies and algorithmic strategies related to data, and timely disclosure of formulation procedures and adjudication procedures and more. The Draft Measures on Network Data requires data processors to apply for cybersecurity review in accordance with the relevant laws and regulations for carrying out activities including but not limited to: (i) a merger, reorganization, or division to be conducted by an Internet platform operator who has amassed a substantial amount of data resources that concern national security, economic development or the public interest, which will or may impact national security; (ii) an overseas initial public offering to be conducted by a data processor processing the personal information of more than one million individuals; (iii) an overseas initial public offering in Hong Kong to be conducted by a data processor, which will or may impact national security; and (iv) other data processing activities that will or may have an impact national security. Any failure to comply with such requirements may subject us to, among others, suspension of services, fines, revoking relevant business permits or business licenses and penalties. The Draft Measures on Network Data was released for public comment only, there remains substantial uncertainty, including but not limited to its final content, adoption timeline, effective date or relevant implementation rules.

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

C.   Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries as of the date of this annual report on Form 20-F:

(1)	For more details regarding the persons or entities that own 111, Inc., see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

(2)	The following table illustrates the details of the shareholders of 1 Pharmacy Technology:

Name of Shareholders	Shareholding Percentage	Affiliation with the Company
Yao Wang Corporation Limited	86.23%	Hong Kong subsidiary of the Company
Ningbo Youkai Venture Capital Partnership (LP)	Approximately 1.55%	Unaffiliated third-party investor
Shanghai SOE Reform & Development Equity Investment Fund Partnership (LP)	Approximately 1.03%	Unaffiliated third-party investor
Ningbo Liangji Industrial Co., Ltd.	Approximately 0.72%	Unaffiliated third-party investor
Zhenjiang Huixin Equity Investment Partnership (LP)	Approximately 0.57%	Unaffiliated third-party investor
Hezhou Hongshi Equity Investment Partnership (LP)	Approximately 0.16%	Unaffiliated third-party investor
Shanghai Yaoxing Business Management Partnership (LP)	Approximately 0.15%

A limited partnership formed by certain current and former employees of 1 Pharmacy Technology and other PRC subsidiaries of the Company, with Mr. Liang Wang, a current employee of 1 Pharmacy Technology, as its general partner

Shanghai Yaoshu Business Management Partnership (LP)	Approximately 0.10%

A limited partnership formed by certain current and former employees of 1 Pharmacy Technology and other PRC subsidiaries of the Company, with Mr. Yang Chen, a current employee of 1 Pharmacy Technology, as its general partner

Xinjiang Junying Hongyin Investment Management Partnership (LP)	Approximately 0.05%	Unaffiliated third-party investor
Tianjin Gangling Business Management Partnership (LP)	Approximately 1.81%	A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform, with the Company’s founders, Dr. Gang Yu and Mr. Junling Liu, being two of its three partners
Tianjin Yaocheng Business Management Partnership (LP)	Approximately 1.11%

A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform; its partners consist mainly of employees who are managers or above of 1 Pharmacy Technology and other PRC subsidiaries of the Company

Tianjin Yaosheng Business Management Partnership (LP)	Approximately 0.13%

A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform; its partners consist mainly of employees who are managers or above of 1 Pharmacy Technology and other PRC subsidiaries of the Company

Tianjin Yaopeng Business Management Partnership (LP)	Approximately 0.12%

A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform; its partners consist mainly of employees who are managers or above of 1 Pharmacy Technology and other PRC subsidiaries of the Company

Tianjin Yaohua Business Management Partnership (LP)	Approximately 0.14%

A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform; its partners consist mainly of employees who are managers or above of 1 Pharmacy Technology and other PRC subsidiaries of the Company

Tianjin Yaoming Business Management Partnership (LP)	Approximately 0.15%

A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform; its partners consist mainly of employees who are managers or above of 1 Pharmacy Technology and other PRC subsidiaries of the Company

Tianjin Yaotian Business Management Partnership (LP)	Approximately 0.12%

A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform; its partners consist mainly of employees who are managers or above of 1 Pharmacy Technology and other PRC subsidiaries of the Company

Tianjin Yaoding Business Management Partnership (LP)	Approximately 0.13%

A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform; its partners consist mainly of employees who are managers or above of 1 Pharmacy Technology and other PRC subsidiaries of the Company

Tianjin Yao Cheng Business Management Partnership (LP)	Approximately 0.11%

A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform; its partners consist mainly of employees who are managers or above of 1 Pharmacy Technology and other PRC subsidiaries of the Company

Tianjin Yaojun Business Management Partnership (LP)	Approximately 0.13%

A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform; its partners consist mainly of employees who are managers or above of 1 Pharmacy Technology and other PRC subsidiaries of the Company

Tianjin Yaowei Business Management Partnership (LP)	Approximately 0.08%

A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform; its partners consist mainly of employees who are managers or above of 1 Pharmacy Technology and other PRC subsidiaries of the Company

Tianjin Yaoan Business Management Partnership (LP)	Approximately 0.14%

A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform; its partners consist mainly of employees who are managers or above of 1 Pharmacy Technology and other PRC subsidiaries of the Company

Tianjin Yaogong Business Management Partnership (LP)	Approximately 0.37%

A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform; its partners consist mainly of employees who are managers or above of 1 Pharmacy Technology and other PRC subsidiaries of the Company

SAIF Partners (Nanjing) Equity Investment Fund (LP)	Approximately 0.95%	Unaffiliated third-party investor
SAIF Partners (Huangshan) Tourist Culture Industrial Development Fund (LP)	Approximately 0.29%	Unaffiliated third-party investor
SAIF Partners (Nanjing) Hengzhun Venture Capital Fund (LP)	Approximately 0.19%	Unaffiliated third-party investor
Jiaxing Tengyuan Investment Partnership (LP)	Approximately 0.29%	Unaffiliated third-party investor

Shanghai Shenli Business Management Partnership (LP)	Approximately 0.76%	Unaffiliated third-party investor
Huasai Zhikang (Shanghai) Equity Investment Fund Partnership (LP)	Approximately 0.48%	Unaffiliated third-party investor
Shanghai Zhangjiang Torch Venture Capital Co., Ltd.	Approximately 0.43%	Unaffiliated third-party investor
Shanghai Zhilin Yiqu Venture Capital Partnership (LP)	Approximately 0.38%	Unaffiliated third-party investor
Shanghai Technology Venture Capital Co., Ltd.	Approximately 0.29%	Unaffiliated third-party investor
Shanghai Pudong Renmin Zhaoyin Cultural Industry Equity Investment Fund Partnership (LP)	Approximately 0.29%	Unaffiliated third-party investor
Gongqingcheng Ideate Investment Management Partnership (LP)	Approximately 0.29%	Unaffiliated third-party investor
Shanghai Zhangjiang Technology Venture Capital Co., Ltd.	Approximately 0.19%	Unaffiliated third-party investor
Hangzhou Hengqin Investment Management Partnership (LP)	Approximately 0.10%	Unaffiliated third-party investor

(3)	Guangdong Yihao Pharmacy Co., Ltd., Guangdong Yihao Pharmaceutical Chain Co., Ltd. and Shanghai Yaowang E-Commerce Co., Ltd. were the former VIEs prior to the termination of the contractual arrangements and transfer of equity interests in February 2022, at which time these entities became our directly owned subsidiaries.
(4)	The shareholders of Wuhan Central China Drug Trading Co., Ltd. include 1 Pharmacy Technology (70%) and Wuhan Zall Venture Capital Co., Ltd. (30%).
(5)	The shareholders of Gansu Yihaoyun Pharmacy Co., Ltd. include Chongqing Yihao Pharmacy Co., Ltd. (51%) and Gansu Rongkang Pharmaceutical Logistics Co., Ltd. (49%).
(6)	The shareholders of Henan Yihao Pharmacy Co., Ltd. include Chongqing Yihao Pharmacy Co., Ltd. (51%) and Henan Derkang Logistics Co., Ltd. (49%).
(7)	The shareholders of Yunan Yaofang Pharmacy Co., Ltd. include Chongqing Yihao Pharmacy Co., Ltd. (51%) and Yunnan Minsheng Pharmacy Co., Ltd. (49%).

D.   Property, Plant and Equipment

As of December 31, 2022, we leased office space in Shanghai with an area of approximately 3,852.46 square meters. As of the same date we also leased office space in Beijing, Chengdu, Chongqing, Tianjin, Hefei, Wuhan, Xi’an, Guangzhou, Shenyang and Lanzhou with a total area of approximately 6,659.66 square meters. In addition, we leased properties in various locations in China for operations of Yi Hao Pharmacies, with a total area of approximately 3,149.52 square meters as of December 31, 2022. With respect to our fulfillment centers, we leased these facilities with a total area of approximately 203,396.2 square meters in Kunshan, Tianjin, Chongqing, Wuhan, Kunming, Xi’an, Shenyang and Zhaoqing as of December 31, 2022. We lease our premises from unrelated third parties under operating lease agreements.

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

We are building our core competencies in the areas of smart supply chain, cloud-based solutions, big data and medical expertise, and are reshaping the pharmaceutical value chain in China using our New Retail platform. Not only do we serve consumers directly through our online retail pharmacy, we also enable more than 12 offline pharmacies to better serve their consumers as of December 31, 2022. Our online wholesale pharmacy, 1 Pharmacy, serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products.

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

Our revenue was RMB8.2 billion in 2020, RMB12.4 billion in 2021 and RMB13.5 billion (US$2.0 billion) in 2022, of which product revenues from the B2B segment were RMB7.5 billion, RMB11.8 billion and RMB13.0 billion (US$1.9 billion), respectively. Our net loss as a percentage of net revenues decreased from 5.7% in 2020 to 5.0% in 2021 and further to 2.8% in 2022.

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

Our Ability to Attract and Retain Consumers and Pharmacies

Our net revenues are dependent on our ability to attract and retain our consumers and pharmacies.

●	Consumers. Historically, our revenue growth was primarily driven by the sale of pharmaceutical and other health and wellness products through our online retail pharmacy to consumers. Steady and continued growth of our consumer base and their stickiness to our platform allows us to maintain a solid foundation for our business to continue to expand.
●	Pharmacies. Since we launched our online wholesale pharmacy, 1 Pharmacy, in May 2017, we have significantly increased the scale of our B2B business through the sale of pharmaceutical products to pharmacies. As of December 31, 2022, we have served more than 435,000 pharmacies, compared to over 385,000 pharmacies as of December 31, 2021 and 329,000 pharmacies as of December 31, 2020. We have also diversified the types of pharmacy customers we serve and have expanded our reach not only to independent pharmacies and pharmacy chains, but also to in-house pharmacies within clinics and private hospitals. We have thus far accumulated considerable offline pharmacy resources, which contributed to the increase of product revenues from the B2B segment to RMB13.0 billion (US$1.9 billion) in 2022. We expect to further expand our offline pharmacy market and to develop this revenue stream. Product revenues from the B2B segment contributed 91.3%, 95.3% and 96.1% to our total net revenues in 2020, 2021 and 2022, respectively.

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

Our Ability to Control Operating Costs and Expenses and Improve Efficiency

Our cost of products sold represents primarily the purchase price of products and inbound shipping charges if any, as well as inventory write-downs. As our business further grows in scale, we expect to obtain more favorable terms from suppliers, including pricing terms, credit period and volume-based rebates. In addition, we aim to create value for our suppliers, especially pharmaceutical companies, by providing an effective and transparent channel for selling large volumes of their products online and by offering them valuable data insights on market demand, customer preferences and supply chain information. We believe this value proposition will also help us deepen our relationships with suppliers, obtain favorable terms and reduce our procurement costs. Our selling and marketing expenses are a significant contributor to our operating costs and expenses, and they primary consist of payroll, bonus and employee benefits of sales and marketing staff, advertising costs, agency fees and costs for promotional materials. In 2020, 2021 and 2022, selling and marketing expenses amounted to 4.9%, 4.1% and 3.4% of our total net revenues, respectively. We expect our selling and marketing expenses to remain substantial in absolute terms as we implement new business initiatives, such as deploying additional sales personnel to promote our 1 Pharmacy and our value-added services to pharmacies. As our business grows, we anticipate that our fulfillment expenses will increase in absolute terms in the foreseeable future in light of our anticipated expansion and investment plans.

We continuously seek to streamline our operations and improve our supply chain and inventory management. Controlling costs and operating expenses to achieve optimal operating efficiency is important to our success. As our business grows in scale, we expect to have significant operating leverage and realize structural cost savings.

Key Components of Results of Operations

Net Revenues

The following table sets forth the components of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Product revenues
B2C	666,223	8.1	491,855	3.9	408,305	59,198	3.0
B2B	7,490,449	91.3	11,839,850	95.3	12,995,131	1,884,117	96.2
Sub total	8,156,672	99.4	12,331,705	99.2	13,403,436	1,943,315	99.2
Service revenues	46,485	0.6	94,197	0.8	113,262	16,421	0.8
Total	8,203,157	100.0	12,425,902	100.0	13,516,698	1,959,736	100.0

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

Our product revenues, in particular, those from B2B segment, have grown significantly and we expect continued growth as we attract more pharmacies as customers. Our product revenue from the B2B business segment in 2022 was RMB13.0 billion (US$1.9 billion), representing a 9.8% increase from 2021, and our product revenue from the B2C business segment in 2022 was RMB408.3 million (US$59.2 million), representing a 17.0% decrease from 2021.

Service revenues. Service revenues primarily consist of marketplace (MP) service fees we charge to marketplace sellers to which we provide access to 1 Medicine Marketplace where they are able to effectively sell their products. We charge marketplace sellers commission fees equal to an agreed percentage of the sales price of the product when a sale is completed and also charge marketplace sellers an annual non-refundable up-front fee for platform usage. We refer to these fees as MP service revenue. Since we launched our MP service, it has made substantial contribution to our service revenues. Our service revenues increased significantly by 20.2% from RMB94.2 million in 2021 to RMB113.3 million (US$16.4 million) in 2022, which was primarily attributable to an increase of RMB15.4 million (US$2.2 million) in B2B MP service revenues. We also generate service revenues by providing other ancillary services, mainly online medical consultation services for patients and digital marketing services for pharmaceutical companies. We expect our service revenues, although not a material contribution to our net revenues currently or in the near future, to grow as we expand our online marketplace and increase the service coverage of our cloud-based solutions, such cloud prescription services and data services to more pharmacies and pharmaceutical companies.

Operating costs and expenses

The following table sets forth the components of our operating costs and expenses by amounts and percentages of total operating costs and expenses for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating costs and expenses:
Cost of products sold	(7,837,325)	90.3	(11,804,807)	90.3	(12,676,722)	(1,837,952)	91.3
Fulfillment expenses	(226,930)	2.6	(355,836)	2.7	(401,414)	(58,200)	2.9
Selling and marketing expenses	(399,610)	4.6	(513,146)	3.9	(457,880)	(66,386)	3.3
General and administrative expenses	(128,226)	1.5	(206,981)	1.6	(205,623)	(29,813)	1.5
Technology expenses	(92,080)	1.1	(189,284)	1.4	(139,504)	(20,226)	1.0
Other operating (expenses) income, net	7,703	(0.1)	2,012	0.1	(6,556)	(951)	0.0
Total	(8,676,468)	100.0	(13,068,042)	100.0	(13,887,699)	(2,013,528)	100.0

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

Technology expenses. Technology expenses primarily consist of technology infrastructure expenses, payroll, bonus and benefits of the employees, and costs associated with the computer, storage and telecommunications infrastructure for use in technology department. We expect our technology expenses could be decreased as a percentage of our total net revenues as we are able to leverage the scale of our business as we continue to grow.

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

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Net Revenues:
Product revenues	8,156,672	99.4	12,331,705	99.2	13,403,436	1,943,315	99.2
Service revenues	46,485	0.6	94,197	0.8	113,262	16,421	0.8
Total net revenues	8,203,157	100.0	12,425,902	100.0	13,516,698	1,959,736	100.0
Operating costs and expenses:
Cost of products sold	(7,837,325)	(95.5)	(11,804,807)	(95.0)	(12,676,722)	(1,837,952)	(93.8)
Fulfillment expenses	(226,930)	(2.8)	(355,836)	(2.9)	(401,414)	(58,200)	(3.0)
Selling and marketing expenses(1)	(399,610)	(4.9)	(513,146)	(4.1)	(457,880)	(66,386)	(3.4)
General and administrative expenses(1)	(128,226)	(1.6)	(206,981)	(1.7)	(205,623)	(29,813)	(1.5)
Technology expenses(1)	(92,080)	(1.1)	(189,284)	(1.5)	(139,504)	(20,226)	(1.0)
Other operating (expenses) income, net	7,703	0.1	2,012	—	(6,556)	(951)	—
Total operating costs and expenses	(8,676,468)	(105.8)	(13,068,042)	(105.2)	(13,887,699)	(2,013,528)	(102.7)
Loss from operations	(473,311)	(5.8)	(642,140)	(5.2)	(371,001)	(53,792)	(2.7)
Interest income	6,312	0.1	9,776	0.1	8,118	1,177	0.1
Interest expense	(8,817)	(0.1)	(5,488)	—	(13,443)	(1,949)	(0.1)
Foreign exchange (loss) gain	5,547	0.1	1,937	—	(7,875)	(1,142)	(0.1)
Other income, net	3,161	—	14,890	0.1	8,132	1,179	0.1
Loss before income taxes	(467,108)	(5.7)	(621,025)	(5.0)	(376,069)	(54,527)	(2.8)
Income tax expense	—	—	—	—	—	—	—
Net loss	(467,108)	(5.7)	(621,025)	(5.0)	(376,069)	(54,527)	(2.8)
(1)	Share-based compensation expenses are allocated to operating expense line items as follows:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
General and administrative expenses	22,727	69,718	86,992	12,613
Selling and marketing expenses	40,562	50,532	50,110	7,265
Technology expenses	12,406	25,343	20,282	2,941
Total	75,695	145,593	157,384	22,819

The Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

Net Revenues

Our net revenues increased by 8.8% from RMB12.4 billion in 2021 to RMB13.5 billion (US$2.0 billion) in 2022. This increase was primarily due to the increase in product revenues from B2B segment. Our net revenues experienced consistent monthly growth and are significantly impacted by the annual and mid-year e-commerce festivals.

Product Revenues by Segment. Product revenues increased by 8.7% from RMB12.3 billion in 2021 to RMB13.4 billion (US$1.9 billion) in 2022, due to an increase in the number of offline customers through which more products were sold. We experienced an increase in product revenues from B2B segment, which increased by 9.8% to RMB13.0 billion (US$1.9 billion) from RMB11.8 billion last year. Product revenues from B2C segment decreased by 17.0% to RMB408.3 million (US$59.2 million) from RMB491.9 million last year mainly attributable to a shift of resources to our B2B segment.

Service revenues. Our service revenues increased by 20.2% from RMB94.2 million in 2021 to RMB113.3 million (US$16.4 million) in 2022, which was primarily attributable to the increase of our B2B service revenues in 2022.

Segment Cost of Products Sold

Cost of products sold increased by 7.4% from RMB11.8 billion in 2021 to RMB12.7 billion (US$1.8 billion) in 2022, in line with our overall revenue growth, which is primarily attributable to the growth of sales in the B2B segment.

Segment Profit/Loss

As a result of the foregoing, our segment profit from our B2C segment decreased by 11.8% from RMB109.4 million in 2021 to RMB96.5 million (US$14.0 million) in 2022 because of the decrease in our revenues from the B2C segment. Our segment profit from our B2B segment increased by 45.3% from RMB511.7 million in 2021 to RMB743.5 million (US$107.8 million) in 2022 mainly due to the optimization of our product mix, and such increase is also in line with the increase in our revenues from the B2B segment.

Operating Costs and Expenses

Our operating costs and expenses increased by 6.3% from RMB13.1 billion in 2021 to RMB13.9 billion (US$2.0 billion) in 2022, with increases in the following categories of operating expenses.

Cost of Products Sold. Our cost of products sold increased by 7.4% from RMB11.8 billion in 2021 to RMB12.7 billion (US$1.8 billion) in 2022, primarily due to the revenue growth in B2B business.

Fulfillment Expenses. Our fulfillment expenses increased by 12.8% from RMB355.8 million in 2021 to RMB401.4 million (US$58.2 million) in 2022, primarily as a result of the growth in our B2B business and the increased investment on expanding our warehouse facilities. Fulfillment expenses accounted for 3.0% of net revenue in 2022 as compared to 2.9% last year.

Selling and Marketing Expenses. Our selling and marketing expenses decreased by 10.8% from RMB513.1 million in 2021 to RMB457.9 million (US$66.4 million) in 2022. The decrease was primarily attributable to a decrease in the payroll of sales staffs and expenses associated with the increasing efficiency of the B2B business. Selling and marketing expenses accounted for 3.4% of net revenue in 2022 as compared to 4.1% last year.

General and Administrative Expenses. Our general and administrative expenses decreased by 0.7% from RMB 207.0 million in 2021 to RMB205.6 million (US$29.8 million) in 2022. The decrease was primarily due to decreases of cost in managerial staff. General and administrative expenses accounted for 1.5% of net revenue in 2022 as compared to 1.7% last year.

Technology Expenses. Our technology expenses decreased by 26.3% from RMB189.3 million in 2021 to RMB139.5 million (US$20.2 million) in 2022, mainly due to our increased efficiency in technology solutions and infrastructure and decreased cost in technology staff. Technology expenses accounted for 1.0% of net revenue in 2022 as compared to 1.5% last year.

Net Loss

As a result of the foregoing, we recorded a net loss of RMB376.1 million (US$54.5 million) in 2022 as compared to a net loss of RMB621.0 million in 2021.

The Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

Net Revenues

Our net revenues increased by 51.5% from RMB8.2 billion in 2020 to RMB12.4 billion (US$2.0 billion) in 2021. This increase was primarily due to the increase in product revenues from B2B segment. Our net revenues experienced consistent monthly growth and are significantly impacted by the annual and mid-year e-commerce festivals.

Product Revenues by Segment. Product revenues increased by 51.2% from RMB8.2 billion in 2020 to RMB12.3 billion (US$1.9 billion) in 2021, due to an increase in the number of offline customers through which more products were sold. We experienced an increase in product revenues from B2B segment, which increased by 58.1% to RMB11.8 billion (US$1.9 billion) from RMB7.5 billion last year. Product revenues from B2C segment decreased by 26.2% to RMB491.9 million (US$77.2 million) from RMB666.2 million last year mainly attributable to a shift of resources to our B2B segment.

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

Operating Costs and Expenses

Our operating costs and expenses increased by 50.6% from RMB8.7 billion in 2020 to RMB13.1 billion (US$2.1 billion) in 2021, with increases in the following categories of operating expenses.

Cost of Products Sold. Our cost of products sold increased by 50.6% from RMB7.8 billion in 2020 to RMB11.8 billion (US$1.9 billion) in 2021, primarily due to the revenue growth in B2B business.

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

Value-Added Tax. According to the Provisional Regulations of the PRC on Value-added Tax promulgated by the State council on December 13, 1993 and amended in 2008, 2016 and 2017, and its implementation rules, all enterprises and individuals that engage in the sale of goods and services, the provision of tangible personal property leasing services or importation of goods shall pay value-added tax at different tax rates of 0%, 6%, 11% or 17% due to different business; in addition, the small-scale taxpayers shall be subject to tax rate of 3%, except as otherwise specified by the State Council. On April 4, 2018, the MOF and the STA announced that as of May 1, 2018, the previous tax rate of 17%, 11% for the taxable sale activities or importing goods will be adjusted to 16% and 10% respectively, and issued a notice to unify the criteria of small-scale value-added tax payers. On March 20, 2019, the MOF and the STA further announced that as of April 1, 2019, the previous tax rate of 16%, 10% for the taxable sale activities or importing goods will be adjusted to 13% and 9% respectively. The value-added tax has been phased in since January 1, 2012, to replace the business tax, and has been implemented in all industries since May 1, 2016. According to a series of announcements published by the MOF and the STA, the value-added tax rate applicable to the small-scale taxpayers is reduced to 1% from March 1, 2020 to March 31, 2022, except for small-scale taxpayers in Hubei province that were exempted from paying value-added tax until March 31, 2021. Since April 1, 2022 to December 31, 2022, small-scale taxpayers are exempted from paying value-added tax. The MOF and the STA announced updates to these policies in January 2023. From January 1, 2023 to December 31, 2023, the value-added tax rate applicable to the small-scale taxpayers is reduced to 1%.

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2020, 2021 and 2022 were increases of 2.5%, 0.9% and 2.0%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

B.   Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated by the issuance of preferred shares in private placements and our initial public offering in 2018. As of December 31, 2020, 2021 and 2022, we had RMB1.2 billion, RMB661.4 million and RMB673.7 million (US$97.7 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and demand deposits.

In addition, as of December 31, 2020, 2021 and 2022, we had RMB300.2 million, RMB182.6 million and RMB205.9 million (US$29.8 million), respectively, in short-term investments. Our short-term investments consist of structured deposits from commercial banks with guaranteed principal and variable interest rates indexed to the performance of underlying assets and fund products purchased from certain financial institutions with maturities within one year. Our operating cash flow and cash are also affected by our ability to manage our inventory effectively and to enhance our overall supply chain efficiency. We believe that our supply chain and effective inventory management, which have resulted in reduced inventory turnover days, support the growing scale of our business, free our valuable working capital and improve our liquidity.

In September 2019, 1 Pharmacy Technology entered into a credit agreement with China Merchant Bank (CMB) which provides a revolving credit facility that allows 1 Pharmacy Technology to borrow up to RMB 100,000 for working capital purpose in one year. In October 2020, November 2021 and December 2022, 1 Pharmacy Technology renewed the credit agreement that allowed 1 Pharmacy Technology to borrow up to RMB 300,000 for working capital purposes for another one year. Any draw down on the credit facility will be charged with interest at one-year loan prime rate published by People’s Bank of China plus 0.30%. The borrowings were guaranteed by Yihao Pharmacy. During the year ended December 31, 2021 and 2022, RMB 331,837 and RMB 728,153 were drawn on above credit facility and RMB 232,179 and RMB 808,821 were repaid, with the balance of RMB 199,658 and RMB 118,990 outstanding as of December 31, 2021 and 2022, respectively. The interest rate range for the borrowings in 2021 and 2022 were from 3.95% to 4.55 % per annum.

In June 2020, 1 Pharmacy Technology entered into a credit agreement with Industrial Bank (IB) which provides a revolving credit facility that allows 1 Pharmacy Technology to borrow up to RMB 100,000 for working capital purpose in one year. Any draw down on the credit facility will be charged with interest at one-year loan prime rate published by People’s Bank of China minus 0.35%. In June 2021, the credit agreement was renewed and allows 1 Pharmacy Technology to borrow up to RMB 200,000 for working capital purpose in seven months. Any draw down on the credit facility will be charged with interest at one-year loan prime rate published by People’s Bank of China plus 0.78%. In November 2022, the credit agreement was renewed and allows 1 Pharmacy Technology to borrow up to RMB 200,000 for working capital purpose in seven months. Any draw down on the credit facility will be charged with interest at one-year loan prime rate published by People’s Bank of China plus 0.85%. The borrowings in the years ended December 31, 2021 and 2022 were guaranteed by Yihao Pharmacy. During the years ended December 31, 2021 and 2022, RMB3,000 and RMB30,000 were drawn on this credit facility, RMB9,850 and RMB30,000 were repaid in 2021 and 2022, with the balance of RMB30,000 and RMB30,000 outstanding as of December 31, 2021and 2022, respectively. The interest rate range for the borrowings in 2021 and 2022 were from 3.50% to 4.63 % per annum.

1 Pharmacy Technology obtained loan of RMB40,000 from Shanghai Pudong Technology Financial Service Co., Ltd. with annual interest rate of 8.5% in May 2020. The borrowing was guaranteed by Yihao Pharmacy. 1 Pharmacy Technology repaid RMB40,000 in 2021 with no balance outstanding as of December 31, 2021 and 2022. 1 Pharmacy Technology also borrowed RMB10,000 from China Construction Bank (CCB) in 2020 and paid back in 2021. The loan agreement with CCB includes covenants that Debt to Asset Ratio of 1 Pharmacy Technology should be no more than 70%, and the Liquidity Ratio should be no less than 1.0. 1 Pharmacy Technology was in compliance with the covenants as of payment due date in 2021.

We entered into a revolving credit facility with China Zheshang Bank (CZB) that allows us to borrow up to RMB 500,000 for working capital purpose since December 2018 and renewed in December 2020 which will expire in two years. In December 2022, the credit facility was renewed and allow us to borrow up to RMB 500,000 for another two years. Cash deposits or notes receivable are required to be pledged for any draw down of borrowings and notes payables from CZB. No loan with China Zheshang Bank (CZB) was entered in 2021 and 2022.

We also obtained loans from several other financial institutions. During the years ended December 31, 2021 and 2022, RMB45,000 and RMB30,000 were borrowed, RMB84,400 and RMB30,000 were repaid, with the balance of RMB30,000 and RMB30,000 outstanding as of December 31, 2021 and 2022, respectively. The interest rate range for the borrowings in was from 4.15 % to 4.60% per annum in 2021 and 4.00% per annum in 2022.

In addition, we entered into several agreements with financial institutions to further enhance our liquidity and capital resources. Since 2021, we have maintained a structured payment arrangement with a bank. Pursuant to such agreement, certain suppliers of us were able to put their receivables from us to the bank for early payment. As a result, the payment terms of our original accounts payables were substantially modified and considered extinguished as the nature of the original liability has changed from accounts payables to loan borrowings from the bank. The interest expense was charged from the bank at annual rate of 4.35%. As of December 31, 2022, the outstanding borrowings from such arrangement was RMB 64,120, which is repayable within one year. Total proceeds obtained for settlement for the year ended December 31, 2022 was RMB266,770 and was typically repayable within 90 days of issuance. Total repayments for the year ended December 31, 2022 was RMB249,550.

Since August 2021, we entered into a factoring agreement with a financial institution, pursuant to which the institution will make an advance payment of accounts with credit term of 30 days typically. We are required to pay the principal and interest to the institution on due. The interest expense was charged from the institution at annual rate of 8.5%. In November 2022, we renewed the factoring agreement with an updated annual rate of 9%. As of December 31, 2022, the outstanding borrowings from the factoring arrangement was RMB 40,112, which is repayable within one year.

Since 2022, we have cooperated with a bank to provide facilities to our customers, who applied for loans directly with the bank. If the loans are approved by the bank, the proceeds, which represent the total order amount, are remitted to us by way of the customers’ entrustment. The term of the loan is typically three months. Customers repay the loan principal directly to the bank and we pay loan interests at an annual interest rate, which is no more than 5.5%, within the shorter of borrowing period and 45 days.

In August and December 2020, 1 Pharmacy Technology issued its ordinary shares to certain private placement investors at fair value evaluated by the third-party valuer, representing 9.2% of the outstanding shares of 1 Pharmacy Technology. Under the agreements, 1 Pharmacy Technology and the new investors agreed to facilitate 1 Pharmacy Technology's proposed STAR Listing prior to June 30, 2023. If the proposed STAR Listing is not completed before June 30, 2023, the investors have the right to request Yao Wang to redeem all or part of their equity at the cost of investment, plus an annual interest rate of 6%. This amount has been recorded as redeemable non-controlling interests of RMB1,057 million as of December 31, 2022, including accrued interest. As of the date of this annual report, we were negotiating with the investors of 1 Pharmacy Technology regarding the contingently redeemable non-controlling interest in 1 Pharmacy Technology. As of the same date, certain investors have undertaken not to exercise their redemption rights before June 30, 2024 in connection with redeemable shares of RMB584 million, and one investor holding redeemable shares of RMB114 million has made the same undertaking, subject to certain customary conditions.

After considering all facts available to us as of the date of this annual report, we believe that our current cash and cash equivalents, short-term investments and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months.

We intend to finance our long-term working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities. We may also need additional cash if 1 Pharmacy Technology’s proposed listing is not completed by the time as agreed between us and the investors in 1 Pharmacy Technology, under which circumstance certain investors who are non-controlling shareholders of 1 Pharmacy Technology may require the controlling shareholder of 1 Pharmacy Technology, Yao Wang, to redeem all or part of the equity interests then owned by such investors in cash. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or the incurrence of convertible debt would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all, and the availability of financing options will be affected by the slowdown in the growth or contraction of the global or Chinese economies or any liquidity or credit drainage in the global or Chinese finance sectors if triggered by the COVID-19 pandemic. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may need additional capital but may not be able to obtain it on favorable terms or at all.”

Additionally, historically we have not been profitable or generated positive operating cash flows. We generated net loss of RMB621.0 million and RMB376.1 million (US$54.5 million) in 2021 and 2022, respectively. We recorded net cash operating outflows of RMB688.8 million and RMB23.2 million (US$3.4 million) in 2021 and 2022, respectively. If we are unable to achieve and sustain profitability, or if we continue to experience net cash operating outflows in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Our Industry —We have incurred operating losses in the past, and may not be able to achieve or maintain profitability in the future.”

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

The following table sets forth material amounts of cash and short-term investments disaggregated by currency denomination as of December 31, 2022 in each jurisdiction in which our affiliated entities are domiciled:

	PRC	Hong Kong	Cayman Islands

	(RMB in thousands)
Cash and short-term investments in RMB	700,649	94,517	—
Cash and short-term investments in US$	3,566	20,171	60,627

We have adopted cash management policies to govern transfers of funds among 111, Inc. and its subsidiaries. For details, see “Item 3. Key Information—Transfer of Funds and Other Assets through Our Organization.”

Cash Flows

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(116,777)	(688,837)	(23,152)	(3,356)
Net cash provided by (used in) investing activities	(324,669)	60,138	(47,173)	(6,840)
Net cash provided by financing activities	1,070,407	74,339	22,735	3,296
Net decrease (increase) in cash and cash equivalents, and restricted cash	620,812	(557,862)	(43,881)	(6,362)
Cash and cash equivalents, and restricted cash at the beginning of period	697,722	1,318,534	760,672	110,287
Cash and cash equivalents, and restricted cash at the end of period	1,318,534	760,672	716,791	103,925

Operating Activities

Net cash used in operating activities in 2022 was RMB23.2 million (US$3.4 million) and primarily consisted of our net loss of RMB376.1 million (US$54.5 million), as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustment for non-cash items primarily included RMB162.1 million (US$23.5 million) of share-based compensation, RMB28.5 million (US$4.1 million) of inventory write-down and RMB69.3 million (US$10.1 million) of noncash lease expense, partially offset by an increase in investment income of RMB4.2 million (US$0.6 million). In 2022, the principal items accounting for the changes in operating assets and liabilities were increase in inventories of RMB406.3 million (US$58.9 million), partially offset by an increase of RMB417.5 million (US$60.5 million) in accounts payable and an increase in accrued expense and other current liabilities of RMB177.6 million (US$25.8 million). The increases in accounts payable and inventory were primarily due to an increase in our inventory storage level to meet increased demands.

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

Investing Activities

Net cash used in investing activities in 2022 was RMB47.2 million (US$6.8 million), consisting primarily of purchases of short-term investments of RMB1,268.9 million (US$184.0 million), partially offset by proceeds from sale or maturity of short-term investments of RMB1,254.5 million (US$181.9 million).

Net cash provided by investing activities in 2021 was RMB60.1 million (US$9.4 million), consisting primarily of purchases of short-term investments of RMB1,832.4 million (US$287.5 million), partially offset by proceeds from sale or maturity of short-term investments of RMB1,957.8 million (US$307.2 million).

Net cash used in investing activities in 2020 was RMB324.7 million, consisting primarily of purchases of short-term investments of RMB500.0 million, partially offset by proceeds from sale or maturity of short-term investments of RMB201.0 million.

Financing Activities

Net cash provided by financing activities in 2022 was RMB22.7 million (US$3.3 million), consisting of proceeds from short-term bank borrowings of RMB788.2 million, partially offset by repayment of short-term bank borrowings of RMB868.8 million (US$126.0 million) and proceeds from other financing arrangement of RMB646.4 million (US$93.7 million), partially offset by repayment under other financing arrangement of RMB543.3 million (US$78.8 million).

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

Material Cash Requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our capital expenditures and operating lease commitments. We may also need additional cash if 1 Pharmacy Technology’s proposed listing is not completed before June 30, 2023 or the date otherwise agreed, under which circumstance certain investors who are non-controlling shareholders of 1 Pharmacy Technology may require the controlling shareholder of 1 Pharmacy Technology, Yao Wang, to redeem all or part of the equity interests then owned by such investors. Other than those as discussed below, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022. We did not have future minimum capital commitments as of December 31, 2020, 2021 and 2022.

Capital Expenditures

We made capital expenditures of RMB25.8 million, RMB65.7 million and RMB31.7 million (US$4.6 million) in 2020, 2021 and 2022, respectively. In these periods, our capital expenditures were primarily used for purchases of property, equipment and software to establish more fulfillment centers to meet the expected growth of our business.

Operating lease commitments

The following table sets forth our operating lease commitments as of December 31, 2022:

		Less than 1			More than 5
	Total	year	1-3 years	3-5 years	years

	(in RMB thousands)
Operating lease commitments	175,139	70,251	98,054	6,834	—
Total	175,139	70,251	98,054	6,834	—

Our operating lease commitments relate to our leases of certain offices and fulfillment centers. Our lease expenses for the years ended December 31, 2020, 2021 and 2022 were RMB41.9 million, RMB73.8 million and RMB75.8 million (US$11.0 million), respectively.

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

D.   Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

Fair value of ordinary shares of 1 Pharmacy

We granted restricted shares of 1 Pharmacy Technology to our employees under Employee ownership plan of 1 Pharmacy Technology. 1 Pharmacy Technology has been a private company with no active quoted market prices for its ordinary shares. We therefore needed to make estimates of the fair value of ordinary shares for the purpose of determining the fair value of restricted shares in 1 Pharmacy Technology at the date of the grant as one of the inputs. We estimate the fair value of the restricted shares at the date of grant in using income approach which requires that we prepare a forecast of future operations, as an input into the discounted cash flow model, which involves significant management judgment. Although management believes the Company’s forecast is reasonable, no assurance can be given, especially when the Company is still in a loss making position. The discounted cash flows are sensitive due to changes in key forecast assumptions, including mainly revenue. The fair value of the shares granted during 2022 under Employee ownership plan of 1 Pharmacy Technology is RMB41.2 million, which will be recognized over 4 years or for the cumulatively vested amount upon the completion of a qualified IPO first and then over the remaining requisite service period. If change in various factors constituting the estimate of revenue result in 5 percentage point increase/decrease in the overall estimate revenue, it would result in an increase/decrease of total compensation cost of RMB2.1/2.1million.

Item 6.   Directors, Senior Management and Employees

A.   Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Gang Yu	63	Co-founder and Co-Chairman
Junling Liu	58	Co-founder, Co-Chairman and Chief Executive Officer
Lian Yong Chen	60	Director
Nee Chuan Teo	52	Independent Director
Jian Sun	58	Independent Director
Jun Luo	55	Independent Director

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

Dr. Lian Yong Chen has served as our director since May 2019. He is currently the founding managing partner and CEO of 6 Dimensions Capital. He has over 20 years of experience in the life sciences industry in China and the United States as a venture capitalist, senior management executive, entrepreneur, and scientific inventor. He was the founder and managing partner at Frontline BioVentures and a partner at FIL Capital Management (Hong Kong) Limited in Asia from May 2008 to March 2014. Dr. Chen has been an executive director and the chairman of the board of Ocumension Therapeutics since May 2018, a company listed on the Stock Exchange (stock code: 1477). Since August 2018 to July 2021, he has served as a director at CStone Pharmaceuticals, a company listed on the main board of the Stock Exchange (stock code: 2616). Since January 2015 to March 2022, he has served as a non-executive Director at Hua Medicine, a company listed on the main board of the Stock Exchange (stock code: 2552). He served as a director of Shanghai Hile Bio-Pharmaceutical Co. Ltd., a company listed on the Shanghai Stock Exchange (stock code: 603718) since December 2014 to May 2021. Save as disclosed above, Dr. Lian Yong Chen is not and has not been a director of any other listed companies in the past three years. Dr. Lian Yong Chen conducted postdoctoral research at the Massachusetts Institute of Technology after obtaining his Ph.D. degree in Chemistry (with top honor) from the University of Louvain, Louvain-La-Neuve in Belgium in July 1991. He obtained his Bachelor of Science degree in Chemistry from Peking University in June 1984.

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

Mr. Jian Sun has served as our independent director since September 2018. Mr. Sun is an executive director and the general manager of BTG Hotels (Group) Co., Ltd. (Shanghai Stock Exchange Stock Code: 600258), a top tourism service company in China. Prior to joining BTG Hotels Group, Mr. Sun served as executive director and chief executive officer of Home Inns Group, a leading economy hotel chain in China previously listed on Nasdaq, from 2004 to 2016. Since 2014, Mr. Sun has served as an independent director and a member of the compensation committee of Leju Holdings Limited (NYSE: LEJU), a leading online-to-offline real estate services provider in China. Mr. Sun holds a bachelor’s degree from Shanghai Medical University in China.

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

B.    Compensation

For the year ended December 31, 2022, we paid an aggregate of approximately RMB8.98 million (US$1.15 million) in cash and other benefits to our directors and executive officers. For share incentive grants to our officers and directors, see “—Share Incentives.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Under the 2013 Policy, the 2014 Policy and the 2016 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 13,671,109 ordinary shares. As of the date of this annual report, options to purchase a total of 7,211,037 ordinary shares and 60,000 restricted share units were granted and outstanding under the 2013 Policy, the 2014 Policy and the 2016 Plan.

2018 Plan

In August 2018, we adopted our 2018 Share Incentive Plan, or the 2018 Plan, which became effective on September 15, 2018, one day after the completion of our initial public offering, replacing the 2016 Plan in its entirety. The 2018 Plan allows us to offer share-based incentive awards to employees, officers, directors and individual consultants who render services to us. The 2018 Plan permits the grant of options, restricted shares and restricted share units, or other types of awards, in the form of cash or otherwise, as approved by our board of directors or a committee thereof. The maximum number of Class A ordinary shares that may be issued pursuant to all awards under the 2018 Plan is 13,671,109, plus an annual increase on the first day of each fiscal year of our company during the ten-year term of the 2018 Plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to the lesser of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by our board of directors. Upon the effectiveness of the 2018 Plan, we no longer grant any awards under the 2016 Plan. Outstanding awards granted under the 2016 Plan will remain effective and be subject to the terms and conditions of the 2018 Plan. As of the date of this annual report, options to purchase a total of 2,182,198 Class A ordinary shares and 4,380,272 restricted share units were granted and outstanding under the 2018 Plan. The following paragraphs summarize the terms of the 2018 Plan:

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

We issued class C ordinary shares to Gold Prized, and did not grant any rights associated with the class C ordinary shares held by Gold Prized to our directors and executive officers or any other employees. We have transferred the class C ordinary shares issued to Gold Prized back to our company and have reserved those shares for the 2016 Plan. Gold Prized has since ceased to be a shareholder of our company and was dissolved on October 8, 2021.

1 Pharmacy Technology Share Incentive Plan

In November 2020, our subsidiary, 1 Pharmacy Technology issued 32,500,000 ordinary shares to 13 limited liability partnerships (“LLPs”) founded by the employees of 1 Pharmacy Technology with the total consideration of RMB32.5 million. The shares issued to the employees in each LLP are not outstanding shares but are restricted with 50% of the shares vesting within two years from the issuance date and the remaining 50% vesting evenly on an annual basis over the two years thereafter, which are also subject to adjustment based on performance condition. Such arrangement was entered into to provide a share incentive plan to the employees of 1 Pharmacy Technology. For more details, see Notes 11 and 12 to our consolidated financial statements included elsewhere in this annual report.

The following table summarizes, as of the date of this annual report, the outstanding share incentive awards we have granted to our directors and executive officers under the 2013 Policy, the 2014 Policy, the 2016 Plan and the 2018 Plan:

Ordinary
Shares
Underlying
Outstanding
	Share	Exercise
	Incentive	Price		Expiration
Name	Awards	($/Share)	Grant Date	Date
			4/13/2020	4/12/2030
			5/13/2020	5/12/2030
			6/13/2020	6/12/2030
			7/13/2020	7/12/2030
			1/1/2021	12/31/2030
			1/1/2022	12/31/2031
			5/13/2022	5/12/2032
			6/13/2022	6/12/2032
			7/13/2022	7/12/2032
			8/13/2022 and	8/12/2032
Gang Yu	*	†	1/1/2023	12/31/2032
			4/13/2020	4/12/2030
			5/13/2020	5/12/2030
			6/13/2020	6/12/2030
			7/13/2020	7/12/2030
			5/13/2022	5/12/2032
			6/13/2022	6/12/2032
			7/13/2022 and	7/12/2032
Junling Liu	*	†	8/13/2022	8/12/2032
Lian Yong Chen	*	†	6/1/2019	5/31/2029
Nee Chuan Teo	*	†	9/12/2018	9/11/2028
Jian Sun	*	†	9/12/2018	9/11/2028
Jun Luo	*	†	9/12/2018	9/11/2028
All directors and executive officers as a group	227,618

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

Board Diversity Matrix (As of March 31, 2023)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	0
Did Not Disclose Demographic Background	0

D.    Employees

The following table sets forth the numbers of our employees categorized by function as of December 31, 2022.

	As of December 31, 2022
	Number	% of Total
Functions:
Wholesale pharmacy business	799	48.2
Retail pharmacy business	206	12.4
Supply chain	155	9.4
Procurement	233	14.1
Research and development and IT	165	10.0
General and administrative	99	6.0
Total	1,657	100.0

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

At our company, we have always prioritized people and treat everyone with respect and dignity. We actively promote equity, diversity, and inclusion, recognizing that a diverse workforce can enhance the human capital of our organization. Equity, diversity, and inclusion are a fundamental part of our human capital management practices. We are dedicated to developing a comprehensive human capital development strategy that offers training programs to employees across all functions and levels. We maintain a good working relationship with our employees, and we have not experienced any material labor disputes.

E.   Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2023 by:

●	each of our current directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our shares.

The calculations in the table below are based on 167,986,482 ordinary shares outstanding as of March 31, 2023, comprising of (i) 95,986,482 Class A ordinary shares, and (ii) 72,000,000 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after March 31, 2023, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

			Percentage
			of total
			ordinary	Percentage
	Class A	Class B	shares on an	of aggregate
	Ordinary	Ordinary	as-converted	voting
	Shares	Shares	basis	power†
Directors and Executive Officers:*
Gang Yu(1)(9)	**	36,000,000	21.4	45.9
Junling Liu(2)(7)	1,115,414	36,000,000	22.1	46.1
Lian Yong Chen(3)	7,260,894	—	4.3	0.6
Nee Chuan Teo(4)	**	—	**	**
Jian Sun(5)	**	—	**	**
Jun Luo(6)	**	—	**	**
All directors and executive officers as a group	8,458,309	72,000,000	47.9	92.6

Principal Shareholders:
Sunny Bay Global Limited(7)	—	36,000,000	21.4	45.9
ClearVue Partners, L.P.(8)	15,848,264	—	9.5	1.3
Infinity Cosmo Limited(9)	—	11,494,252	6.9	14.7
First Pharmacia International(10)	8,690,562	—	5.2	0.7

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

(1)	Represents (i) 24,505,748 Class B ordinary shares held by Dr. Gang Yu, and (ii) 11,494,252 Class B ordinary shares held by Infinity Cosmo Limited, a company incorporated in the British Virgin Islands. Infinity Cosmo Limited is controlled by Gang Yu Irrevocable Trust.
(2)	Represents (i) 1,091,050 Class A ordinary shares held by Mr. Junling Liu, (ii) 36,000,000 Class B ordinary shares held by Sunny Bay Global Limited, a company incorporated in the British Virgin Islands. Sunny Bay Global Limited is wholly owned by Mr. Liu, and (iii) 24,364 Class A ordinary shares that Mr. Junling Liu has the right to obtain within 60 days following March 31, 2023, upon the conversion of 24,364 RSUs as of March 31, 2023, at a ratio of one Class A ordinary share for each RSU.

(3)	Represents (i) 6,883,600 Class A Ordinary Shares represented by 3,441,800 ADSs directly held by 6 Dimensions Capital, L.P., (ii) 362,294 Class A Ordinary Shares represented by 181,147 ADSs directly held by 6 Dimensions Affiliates Fund, L.P., and (iii) 15,000 Class A ordinary shares that Dr. Lian Yong Chen has the right to obtain within 60 days following March 31, 2023, upon the conversion of 15,000 RSUs as of March 31, 2023, at a ratio of one Class A ordinary share for each RSU. 6 Dimensions Capital GP, LLC is the general partner of both 6 Dimensions Capital, L.P. and 6 Dimensions Affiliates Fund, L.P. Dr. Lian Yong Chen is the largest shareholder of and controls 6 Dimensions Capital GP, LLC. Dr. Chen may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by 6 Dimensions Capital, L.P. and 6 Dimensions Affiliates Fund, L.P. The information contained in this paragraph is based on the Schedule 13D/A filed by 6 Dimensions Capital GP, LLC and certain other filers named therein on October 29, 2022.
(4)	The business address of Mr. Nee Chuan Teo is 2201, Block 31, 388 Furongjiang Road, Shanghai, China.
(5)	The business address of Mr. Jian Sun is 124 Caobao Road, Xuhui District, Shanghai, China.
(6)	The business address of Mr. Jun Luo is Floor 3, 6B Tower, Huan Ya Technology Building, Lane 1228, Jiang Chang Road, Jing’an District, Shanghai, China.
(7)	Represents 36,000,000 Class B ordinary shares held by Sunny Bay Global Limited, a company incorporated in the British Virgin Islands. Sunny Bay Global Limited is wholly owned by Mr. Junling Liu. The registered office address of Sunny Bay Global Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(8)	Represents 15,848,264 Class A ordinary shares represented by 504 ADSs directly held by ClearVue Partners, L.P. and 7,923,628 ADSs directly held by ClearVue YW Holdings, Ltd. ClearVue Partners, L.P. owns 100% of the equity interest in ClearVue YW Holdings, Ltd. and may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by ClearVue YW Holdings, Ltd. ClearVue Partners GP, L.P. is the general partner of ClearVue Partners, L.P. ClearVue Partners Ltd. is the general partner of ClearVue Partners GP, L.P. and may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by ClearVue Partners, L.P. and Class A Ordinary Shares represented by ADSs directly held by ClearVue YW Holdings, Ltd. The information contained in this paragraph is based on the Schedule 13D/A filed by ClearVue Partners, L.P. and certain other filers named therein on October 29, 2022.
(9)	Represents 11,494,252 Class B ordinary shares held by Infinity Cosmo Limited, a company incorporated in the British Virgin Islands. Infinity Cosmo Limited is controlled by Gang Yu Irrevocable Trust, a trust managed by Zedra Asia Limited, as the trustee. Dr. Gang Yu is the settlor of the Gang Yu Irrevocable Trust, and Dr. Yu’s family members are the trust’s beneficiaries. Under the terms of this trust, a family member of Gang Yu has the power to direct the trustee with respect to the disposal of, and the exercise of any voting and other rights attached to, the shares held by Infinity Cosmo Limited in our company. The registered office address of Infinity Cosmo Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The information contained in this paragraph is based on the Schedule 13D/A filed by Dr. Gang Yu, Infinity Cosmo Limited and certain other filers named therein on October 29, 2022.

(10)	Represents 8,690,562 Class A ordinary shares represented by 4,345,281 ADSs directly held by First Pharmacia International, a Cayman Islands exempted company. First Pharmacia International is the wholly-owned subsidiary of BVCF Realization Fund, L.P. BVCF Realization Fund GP, Ltd is the general partner of BVCF Realization Fund, L.P. and may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by First Pharmacia International. The registered office address of First Pharmacia International is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman, KY1-9008, Cayman Islands. The information contained in this paragraph is based on the Schedule 13D/A filed by First Pharmacia International and certain other filers named therein on October 29, 2022.

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

To our knowledge, as of March 31, 2023, a total of 120,492,224 ordinary shares, representing approximately 71.7% of our total outstanding ordinary shares, were held by two record shareholders in the United States, including The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Except for the above, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.   Major Shareholders and Related Party Transactions

A.    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.    Related Party Transactions

Termination of Contractual Arrangements with Variable Interest Entities

On January 27, 2022, 1 Pharmacy Technology entered into (1) a termination agreement with Yihao Pharmacy, Mr. Yue Xuan and Ms. Jing Liu, who were the shareholders of Yihao Pharmacy, (2) a termination agreement with Yihao Pharmaceutical Chain and Yihao Pharmacy, (3) a termination agreement with Shanghai Yaowang and Yihao Pharmaceutical Chain. Yihao Pharmacy, Yihao Pharmaceutical Chain and Shanghai Yaowang were all the former VIEs that were subject to the contractual arrangements. On January 27, 2022, 1 Pharmacy Technology entered into a share transfer agreement with Mr. Yue Xuan and Ms. Jing Liu. As a result, 1 Pharmacy Technology currently holds 100% of equity interest in Yihao Pharmacy, and we operate our relevant business through our subsidiaries incorporated in the PRC.

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

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) ”merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

As described in “—People’s Republic of China Taxation,” gains on the sale of ADSs or ordinary shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, a U.S. Holder may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credit in respect to any PRC tax on dispositions. The Foreign Tax Credit Regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or ordinary shares if the U.S. Holder does not elect to apply the benefits of the Treaty. However, in that case it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax in their particular circumstances (including any applicable limitations).

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

Based on the composition of our income and assets and the estimated value of our assets, including goodwill, which is based on the price of our ADSs, we believe that we were not a PFIC for our taxable year ended on December 31, 2022. However, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in large part, by reference to the market price of the ADSs, which has been and may continue to be volatile). Therefore, the risk of us being or becoming a PFIC will increase if during any taxable year our ADS price declines significantly.

Moreover, it is not entirely clear how the contractual arrangements for 2022 between our subsidiary, the variable interest entities and the shareholders of the variable interest entities should be treated for purposes of the PFIC rules, and we may have been a PFIC if the variable interest entities were not treated as owned by us for these purposes. In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. We also hold a substantial amount of cash. Accordingly, there can be no assurance that we will not be a PFIC for our 2022 or any future taxable year.

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

J. Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses generated by structured payment arrangements and bank borrowings, as well as the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and financial instruments. These interest-bearing bank deposits, financial instruments, bank borrowings our structured payment arrangements carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest expense may increase due to changes in market interest rates and our future interest income may fall short of expectations due to changes in market interest rates.

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

As of December 31, 2022, we had Renminbi-denominated cash and cash equivalents of RMB645.1 million (US$92.6 million). A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2022 would result in a decrease of US$9.3 million in cash and cash equivalents. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2022 would result in an increase of US$9.3 million in cash and cash equivalents.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In 2022, we received net amount of US$252,633.35 incurred in connection with our investor relations and ADR program-related activities from the depositary.

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

As a result of our initial public offering, we raised an aggregate of approximately US$101.2 million in net proceeds, after deducting underwriting commissions and the offering expenses payable by us. As of the date of this annual report, we used all the net proceeds from our initial public offering for general corporate purposes.

Item 15.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2022. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

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

Attestation Report of the Registered Public Accounting Firm

Deloitte Touche Tohmatsu Certified Public Accountants LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2022 as stated in its report, which appears on page F-4 of this annual report on Form 20-F.

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

	For the year ended December 31,
	2020		2021		2022

	(in thousands)
Audit fees and audit-related fees (1)	US$	1,733	US$	1,324	US$	1,223
(1)	“Audit fees and audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit or review of our annual or quarterly financial statements, audit-related fees include service relating to the audit of the financial statements of 1 Pharmacy Technology in connection with its proposed initial public offering since 2020, service to support the planned issuance of convertible senior notes in 2020.

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

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On September 7, 2021, our board of directors authorized a share repurchase program, under which we may purchase up to US$10 million of our Class A ordinary shares in the form of ADSs over the next 12 months from September 7, 2021. The US$10 million share repurchase program was publicly announced on September 7, 2021. We did not purchase our Class A ordinary shares under such share repurchase program for the year ended December 31, 2022 and such share repurchase program expired in September 2022.

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

Item 16I.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completed by the PCAOB in connection with our filing of our annual report on the Form 20-F for the fiscal year ended December 31, 2021.

Our registered public accounting firm is headquartered in mainland China.

As of the date of this annual report and to our best knowledge:

(i) none of our shares or the shares of our material operating entities are owned by government entities in the jurisdiction in which we or such material operating entities are incorporated or otherwise organized, except that approximately 2.7% of the outstanding shares of 1 Pharmacy Technology (Shanghai) Co., Ltd. were ultimately beneficially owned by PRC governmental entities;

(ii) none of the governmental entities in the applicable foreign jurisdiction with respect to our registered public accounting firm have a controlling financial interest in us or any of our material operating entities;

(iii) none of the members of our board of directors or the board of directors of our material operating entities is an official of the Chinese Communist Party; and

(iv) the currently effective Articles of Associates of our company does not contain any charter of the Chinese Communist Party, including the text of any such articles.

Item 16J. Insider Trading Policies

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

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.3*	Consent of Commerce & Finance Law Offices

16.1**	Submission under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*     Filed herewith

**   Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

111, Inc.

	By:	/s/ Junling Liu
	Name:	Junling Liu
	Title:	Chief Executive Officer and Co-Chairman of the Board

Date: April 28, 2023

111, INC.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO SHAREHOLDERS AND THE BOARD OF DIRECTORS OF 111, INC.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of 111, Inc. and its subsidiaries (the “Company”), as of December 31, 2022 and 2021, the related consolidated statements of comprehensive loss, changes in shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2022 and the related notes and the financial statement schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the “PCAOB”), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2023 expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Revenue Recognition— Refer to Note 2(m) and Note 13 to the financial statements

Critical Audit Matter Description

As described in Note 2(m) and Note 13, the Company generated substantially all of its revenue from sales of medicines, healthcare products and other wellness merchandise through its online platforms in the year ended December 31, 2022, of which product revenues from the B2B segment (“B2B product sales”) were RMB13 billion, or 96.1% of total revenues. The Company recognizes revenues from B2B product sales at the point in time when the delivery was completed and uses automated systems to process and record its revenue transactions.

We identified occurrence of product revenue as a critical audit matter because there is inherent risk around the occurrence of revenue given the significance of B2B product sales and large volume processed by the systems. Our audit procedures related to B2B product revenue recognition included the following, among others:

●	We tested the relevant general IT controls within the environment in which the revenue transactions are processed, including interface controls between different IT applications.
●	We tested other key controls over product revenue recognition.
●	We performed tests on the data to ensure consistency between different operating systems and consistency between operating systems and the accounting system, to evaluate data accuracy and completeness.
●	We analyzed product revenue transaction data by comparing data in different periods and identifying transactions with characteristics of audit interest for further testing to verify the reasonableness of the transactions.
●	We tested revenue recognition through performing test of details on selected orders by tracing the selected samples to supporting documentation such as cash collection and logistic delivery information to evaluate whether the revenue was properly recorded.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

April 28, 2023

We have served as the Company’s auditor since 2018.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO SHAREHOLDERS AND THE BOARD OF DIRECTORS OF 111, INC.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of 111, Inc. and its subsidiaries ( the “Company”) as of December 31, 2022 based on criteria established in Internal Control — Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the “PCAOB”), the financial statements as of and for the year ended December 31, 2022 of the Company and our report dated April 28, 2023 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the convenience translation of Renminbi amounts into United States dollar amounts.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

April 28, 2023

111, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

		As of December 31,
		2021	2022	2022
				US$
	Notes	RMB	RMB	(Note 2 (ai))
ASSETS
Current assets:
Cash and cash equivalents		661,390	673,669	97,673
Restricted cash		99,282	43,122	6,252
Short-term investments measured at fair value	3	182,556	205,861	29,847
Accounts receivable, net of allowance of credit loss of RMB1,148 and RMB3,630 as of December 31, 2021 and 2022, respectively		404,469	488,875	70,880
Notes receivable	4	90,734	43,332	6,283
Inventories	5	1,121,107	1,498,900	217,320
Prepayments and other current assets	6	242,199	282,066	40,896
Total current assets		2,801,737	3,235,825	469,151
Property and equipment, net		80,254	48,497	7,031
Intangible assets, net		4,909	3,267	474
Long-term investments		3,000	2,000	290
Operating lease right-of-use assets	7	233,847	163,877	23,760
Other non-current assets		22,086	20,348	2,950
Total assets		3,145,833	3,473,814	503,656

LIABILITIES AND EQUITY
Short-term borrowings	8	259,658	178,990	25,951
Accounts payable		1,347,352	1,764,849	255,879
Accrued expenses and other current liabilities	9	522,968	781,271	113,273
Total current liabilities		2,129,978	2,725,110	395,103
Long-term operating lease liabilities	7	165,614	100,469	14,567
Other non-current liabilities		1,537	—	—
Total liabilities		2,297,129	2,825,579	409,670
Commitments and contingencies 20

MEZZANINE EQUITY
Redeemable non-controlling interests	10	1,000,849	1,056,939	153,242

SHAREHOLDERS’ DEFICIT
Ordinary shares Class A ($0.00005 par value per share; 800,000,000 shares authorized; 96,588,106 issued; 94,148,486 and 95,034,624 outstanding as of December 31, 2021 and 2022, respectively)	12	31	31	5
Ordinary shares Class B ($0.00005 par value per share; 72,000,000 shares authorized, 72,000,000 shares issued and outstanding as of December 31, 2021 and 2022)	12	25	25	3
Treasury shares (2,330,620 shares as of December 31, 2021 and 2022)		(40,859)	(40,859)	(5,924)
Additional paid-in capital		2,817,789	2,977,174	431,650
Accumulated deficit		(3,009,678)	(3,426,556)	(496,804)
Accumulated other comprehensive income		59,371	75,586	10,959
Total 111, Inc.’ deficit		(173,321)	(414,599)	(60,111)
Non-controlling interests	11	21,176	5,895	855
Total deficit		(152,145)	(408,704)	(59,256)
Total liabilities, mezzanine equity and equity		3,145,833	3,473,814	503,656

The accompanying notes are an integral part of these financial statements.

111, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands, except for share and per share data)

		Years Ended December 31,
		2020	2021	2022	2022
	Notes	RMB	RMB	RMB	US$
					(Note 2 (ai))
Net revenues	13	8,203,157	12,425,902	13,516,698	1,959,736
Operating costs and expenses:
Cost of products sold		(7,837,325)	(11,804,807)	(12,676,722)	(1,837,952)
Fulfillment expenses		(226,930)	(355,836)	(401,414)	(58,200)
Selling and marketing expenses		(399,610)	(513,146)	(457,880)	(66,386)
General and administrative expenses		(128,226)	(206,981)	(205,623)	(29,813)
Technology expenses		(92,080)	(189,284)	(139,504)	(20,226)
Other operating income (expenses), net		7,703	2,012	(6,556)	(951)
Total operating costs and expenses		(8,676,468)	(13,068,042)	(13,887,699)	(2,013,528)
Loss from operations		(473,311)	(642,140)	(371,001)	(53,792)
Interest income		6,312	9,776	8,118	1,177
Interest expense		(8,817)	(5,488)	(13,443)	(1,949)
Foreign exchange gain (loss)		5,547	1,937	(7,875)	(1,142)
Other income, net		3,161	14,890	8,132	1,179
Loss before income taxes		(467,108)	(621,025)	(376,069)	(54,527)
Income tax expense	16	—	—	—	—
Net loss		(467,108)	(621,025)	(376,069)	(54,527)
Net loss attributable to non-controlling interest		—	27,819	15,281	2,216
Net loss attributable to redeemable non-controlling interest	10	10,575	56,766	32,329	4,687
Adjustment attributable to redeemable non-controlling interest	10	—	(133,370)	(88,419)	(12,820)
Net loss attributable to ordinary shareholders		(456,533)	(669,810)	(416,878)	(60,444)

Other comprehensive income (loss), net of tax of nil
Unrealized gains of available-for-sale securities		1,137	8,312	4,810	697
Realized gains of available-for-sale securities		(970)	(7,801)	(4,464)	(647)
Foreign currency translation adjustments		(13,697)	(4,051)	15,869	2,302
Comprehensive loss		(470,063)	(673,350)	(400,663)	(58,092)

Loss per share:
Basic and diluted	15	(2.77)	(4.04)	(2.50)	(0.36)

Weighted average number of shares used in computation of loss per share:
Basic and diluted	15	164,786,631	165,866,901	166,634,121	166,634,121

The accompanying notes are an integral part of these financial statements.

111, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands, except for share data)

	Ordinary Shares		Ordinary Shares						Accumulated
	Class A		Class B				Additional		Other	Non-	Total
	Outstanding		Outstanding		Treasury Shares		Paid-in	Accumulated	Comprehensive	controlling	Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Income (Loss)	Interests	(Deficit)
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2020	92,120,024	30	72,000,000	25	1,485,862	(22,991)	2,606,486	(1,883,335)	76,441	(2,733)	773,923
Share-based compensation	—	—	—	—	—	—	75,695	—	—	—	75,695
Issuance of ordinary shares upon the exercise of stock options and vesting of restricted share units	1,745,136	—	—	—	—	—	6,326	—	—	—	6,326
Repurchase of shares	(511,758)	—	—	—	511,758	(11,981)	—	—	—	—	(11,981)
Capital contribution from non-controlling shareholders (Note 10)	—	—	—	—	—	—	(19,228)	—	—	51,728	32,500
Net loss	—	—	—	—	—	—	—	(467,108)	—	—	(467,108)
Net loss attributable to redeemable non-controlling interest	—	—	—	—	—	—	—	10,575	—	—	10,575
Unrealized gains of available-for-sale securities, net of tax	—	—	—	—	—	—	—	—	1,137	—	1,137
Reclassification of realized gains, net of tax	—	—	—	—	—	—	—	—	(970)	—	(970)
Foreign currency translation, net of tax	—	—	—	—	—	—	—	—	(13,697)	—	(13,697)
Balance at December 31, 2020	93,353,402	30	72,000,000	25	1,997,620	(34,972)	2,669,279	(2,339,868)	62,911	48,995	406,400
Share-based compensation	—	—	—	—	—	—	145,593	—	—	—	145,593
Issuance of ordinary shares upon the exercise of stock options and vesting of restricted share units	1,128,084	1	—	—	—	—	2,917	—	—	—	2,918
Repurchase of shares	(333,000)	—	—	—	333,000	(5,887)	—	—	—	—	(5,887)
Net loss	—	—	—	—	—	—	—	(593,206)	—	(27,819)	(621,025)
Net loss attributable to redeemable non-controlling interest	—	—	—	—	—	—	—	56,766	—	—	56,766
Adjustment attributable to redeemable non-controlling interest	—	—	—	—	—	—	—	(133,370)	—	—	(133,370)
Unrealized gains of available-for-sale securities, net of tax	—	—	—	—	—	—	—	—	8,312	—	8,312
Reclassification of realized gains, net of tax	—	—	—	—	—	—	—	—	(7,801)	—	(7,801)
Foreign currency translation, net of tax	—	—	—	—	—	—	—	—	(4,051)	—	(4,051)
Balance at December 31, 2021	94,148,486	31	72,000,000	25	2,330,620	(40,859)	2,817,789	(3,009,678)	59,371	21,176	(152,145)
Share-based compensation	—	—	—	—	—	—	162,069	—	—	—	162,069
Issuance of ordinary shares upon the exercise of stock options and vesting of restricted share units	886,138	—	—	—	—	—	274	—	—	—	274
Former VIE reorganization	—	—	—	—	—	—	(2,958)	—	—	—	(2,958)
Net loss	—	—	—	—	—	—	—	(360,788)	—	(15,281)	(376,069)
Net loss attributable to redeemable non-controlling interest	—	—	—	—	—	—	—	32,329	—	—	32,329
Adjustment attributable to redeemable non-controlling interest	—	—	—	—	—	—	—	(88,419)	—	—	(88,419)
Unrealized gains of available-for-sale securities, net of tax	—	—	—	—	—	—	—	—	4,810	—	4,810
Reclassification of realized gains, net of tax	—	—	—	—	—	—	—	—	(4,464)	—	(4,464)
Foreign currency translation, net of tax	—	—	—	—	—	—	—	—	15,869	—	15,869
Balance at December 31, 2022	95,034,624	31	72,000,000	25	2,330,620	(40,859)	2,977,174	(3,426,556)	75,586	5,895	(408,704)

The accompanying notes are an integral part of these financial statements.

111, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Years Ended December 31,
	2020	2021	2022	2022
				US$
	RMB	RMB	RMB	(Note 2 (ai))
Operating activities:
Net loss	(467,108)	(621,025)	(376,069)	(54,527)
Adjustments to reconcile net income to net cash used in operating activities:
Share-based compensation	75,695	145,593	162,069	23,498
Depreciation and amortization	14,017	27,221	40,819	5,918
Loss (gain) on disposal of property and equipment	162	(52)	1,372	199
Loss on disposal of intangible assets	—	—	18	3
Inventory write-down	24,216	45,976	28,498	4,132
Credit loss	(645)	1,339	2,694	391
Investment income, net	(970)	(7,801)	(4,214)	(611)
Noncash lease expense	39,303	89,785	69,322	10,051
Exchange (gain) loss	(5,547)	—	7,875	1,142
Changes in operating assets and liabilities:
Accounts receivable	(98,276)	(242,395)	(86,977)	(12,610)
Notes receivable	11,004	(78,151)	47,402	6,873
Inventories	(304,474)	(400,554)	(406,291)	(58,907)
Prepayments and other current assets	(102,119)	69,279	(39,491)	(5,726)
Other non-current assets	(2,052)	(17,025)	1,738	252
Accounts payable	629,018	274,000	417,497	60,531
Accrued expenses and other current liabilities	111,284	120,923	177,644	25,758
Operating lease liabilities	(38,085)	(93,751)	(65,521)	(9,500)
Other non-current liabilities	(2,200)	(2,199)	(1,537)	(223)
Net cash used in operating activities	(116,777)	(688,837)	(23,152)	(3,356)
Investing activities:
Purchases of property and equipment	(25,505)	(62,592)	(31,574)	(4,578)
Purchases of intangible assets	(289)	(100)	(114)	(17)
Purchase of long-term investments	—	(3,000)	—	—
Payment of former VIE reorganization	—	—	(2,958)	(429)
Proceeds from sale of long-term investments	—	140	750	109
Purchase of short-term investments	(500,000)	(1,832,427)	(1,268,925)	(183,977)
Proceeds from sale or maturity of short-term investments	200,970	1,957,801	1,254,463	181,880
Proceeds from disposal of property and equipment	155	316	1,185	172
Net cash (used in) provided by investing activities	(324,669)	60,138	(47,173)	(6,840)

Financing activities:
Net proceeds from issuance of ordinary shares upon the exercise of stock options	6,326	2,918	274	40
Payment for share repurchase	(11,981)	(5,887)	—	—
Contribution from redeemable non-controlling interest holders	934,820	—	—	—
Contribution from non-controlling interest holders	32,500	—	—	—
Proceeds from short-term bank borrowings	398,766	406,837	788,153	114,271
Repayment of short-term bank borrowings	(264,597)	(376,429)	(868,821)	(125,967)
Proceeds from other financing activities	—	61,900	646,399	93,719
Repayment for other financing activities	(25,427)	(15,000)	(543,270)	(78,767)
Net cash provided by financing activities	1,070,407	74,339	22,735	3,296
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(8,149)	(3,502)	3,709	538
Net increase (decrease) in cash and cash equivalents, and restricted cash	620,812	(557,862)	(43,881)	(6,362)
Cash and cash equivalents, and restricted cash at the beginning of the year	697,722	1,318,534	760,672	110,287
Cash and cash equivalents, and restricted cash at the end of the year	1,318,534	760,672	716,791	103,925
Supplemental disclosure of cash flow information:
Interest paid	10,865	5,625	9,549	1,384
Supplemental disclosures of non-cash investing and financing activities:
Change in fair value of available-for-sale investments	1,137	8,312	4,810	697
Purchases of property and equipment included in payables	1,771	6,476	570	83
Adjustment attributable to redeemable non-controlling interest	—	(133,370)	(88,419)	(12,820)

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows:

Cash and cash equivalents	1,189,620	661,390	673,669	97,673
Restricted cash	128,914	99,282	43,122	6,252
Cash and cash equivalents, and restricted cash	1,318,534	760,672	716,791	103,925

The accompanying notes are an integral part of these financial statements.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(Amounts in thousands, except for share data and per share data, unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

111, Inc. (the “Company”), was incorporated under the laws of the Cayman Islands in May 2013. The Company, through its subsidiaries, variable interest entities (“former VIE”) and former VIE’s subsidiaries (collectively, the “Group”), operates an integrated online and offline platform in the healthcare ecosystem in China, whereby the Group is principally engaged in the sales of medical and wellness products through online retail and wholesale pharmacies and offline retail pharmacies, as well as provision of certain value-added services, such as online consultation services and e-prescription services to consumers in the People’s Republic of China (the “PRC”).

In February 2022, the Group terminated the contractual arrangements between 1 Pharmacy Technology (Shanghai) Co., Ltd. (previously known as Yaofang Information Technology (Shanghai) Co., Ltd., “1 Pharmacy Technology”) and the former VIE and former VIE’s subsidiaries, and Mr. Yue Xuan and Ms. Jing Liu, who were the shareholders of Guangdong Yihao Pharmacy Co., Ltd. (“Yihao Pharmacy”), transferred their equity interests in Yihao Pharmacy to 1 Pharmacy Technology. Following such termination and share transfer, the former VIE became our subsidiary in which the Group hold direct equity ownership interests.

As of December 31, 2022, the Group operates its business mainly through the following subsidiaries:

Name of subsidiaries	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of shareholdings	Principal activities
Yao Wang Corporation Limited (“Yao Wang “)	June 4, 2013	Hong Kong	100%	Investment holding
1 Pharmacy Technology	August 12, 2013	Shanghai	86%	Research and development, and consulting
Yihao Pharmacy	March 7, 2003	Guangdong	86%	Warehousing, logistics and procurement
Guangdong Yihao Pharmaceutical Chain Co., Ltd. (“Yihao Pharmaceutical Chain”)	November 1, 2001	Guangdong	86%	Retail
Wuhan Central China Drug Trading Co., Ltd. (“Wuhan Huazhong”)	August 5, 2015	Wuhan	60%	Software development and information technology support
Chongqing Yihao Pharmacy Co., Ltd.(“Chongqing Yihao Pharmacy”)	May 18, 2018	Chongqing	86%	Warehousing, logistics and procurement
Tianjin Yihao Pharmacy Co., Ltd. (“Tianjin Yihao Pharmacy”)	June 20, 2018	Tianjin	86%	Warehousing, logistics and procurement
Kunshan Yifang Pharmacy Co., Ltd. (“Kunshan Yifang Pharmacy”)	July 30, 2018	Kunshan	86%	Warehousing, logistics and procurement
Hubei Yihao Pharmacy Co., Ltd (“Hubei Yihao Pharmacy”)	Aug 31, 2019	Wuhuan	86%	Warehousing, logistics and procurement
Shanxi Yaofang Pharmacy Co., Ltd (“Shanxi Yaofang Pharmacy”)	Oct 15, 2020	Shanxi	86%	Warehousing, logistics and procurement
Liaoning Yaofang Pharmacy Co., Ltd (“Liaoning Yaofang Pharmacy”)	Nov 6, 2020	Liaoning	86%	Warehousing, logistics and procurement

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a)   Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

The consolidated financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Group’s ability to generate cash flows from operations, and the Group’s ability to arrange adequate financing arrangements, to support its working capital requirements.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(a)   Basis of presentation (Continued)

Under the equity financing agreement signed between the investors and 1 Pharmacy Technology in 2020 (Note 10), if 1 Pharmacy Technology cannot complete qualified IPO before June 30, 2023, the investors have the rights to request Yao Wang to redeem all or part of their equity at the price of the investment cost plus annual interest rate of 6%, which have been recorded as redeemable non-controlling interests of RMB 1,057 million as of December 31, 2022 including the accrued interest. These conditions may raise substantial doubt about the Group’s ability to continue as a going concern within one year after the date that the financial statements are issued. The financial statements do not include any adjustments that might be necessary if the Group is unable to continue as a going concern.

Management believes relevant conditions that raise substantial doubt about the Company’s ability to going concern are mitigated by the following plans and actions:

●	As of the date that the financial statements are issued, the Company negotiated with investors of 1 Pharmacy Technology in the contingently redeemable non-controlling interest in 1 Pharmacy Technology, and has obtained commitments from certain investors, who agreed to not exercise their redemption rights before June 30, 2024 in connection with redeemable shares amounted to RMB 584 million as of December 31, 2022, and one investor holding redeemable shares of RMB114 million has made the same undertaking, subject to certain customary conditions.
●	Management is currently exploring a variety of measures to improve the Company’s liquidity and financial position, including continuing efforts to achieve margin expansion and implement cost reduction program.

Based on the above actions, management believes, after giving consideration to its plans, that they have alleviated the substantial doubt as to its ability to continue as a going concern to meet its obligations as they become due for at least twelve months from the date of issuance of these financial statements.

(b)   Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, former VIE and former VIE’s subsidiaries for which the Company is the primary beneficiary. All intercompany transactions, balances and unrealized profit and losses have been eliminated upon consolidation.

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

As of the commence date of the Group, as a foreign-invested company engaged in Internet-based businesses, the Group is subject to significant restrictions under current PRC laws and regulations, specifically the Company and its PRC subsidiary, 1 Pharmacy Technology, are both restricted from holding the licenses that are necessary for the online operation in China. To comply with these restrictions, the Company conducts the online operations principally through Yihao Pharmacy Chain via Yihao Pharmacy. Yihao Pharmacy Chain holds the licenses necessary to conduct the internet-related operations of 1 Medicine Marketplace and 1 Pharmacy in China. The foreign party investing in e-commerce business, as a type of value-added telecommunication services, has been allowed to hold up to 100% of the equity interests of the Foreign-Invested Telecommunications Enterprises (FITE) in 2015. Yihao Pharmaceutical Chain operates e-commerce business, which falls within the scope of online data processing and transaction processing (operating e-commerce), and therefore 111, Inc. is allowed to hold 100% of its equity.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(b)Basis of consolidation (Continued)

Prior to the reorganization in February 2022, since the Company does not have any equity interests in Yihao Pharmacy, in order to exercise effective control over its operations, the Company, through its wholly owned subsidiary, 1 Pharmacy Technology, entered into a series of contractual arrangements with Yihao Pharmacy and its shareholders, pursuant to which the Company is entitled to receive effectively all economic benefits generated from Yihao Pharmacy shareholders’ equity interests in it. Details of the key agreements entered into between 1 Pharmacy Technology, Yihao Pharmacy and each of its two individual shareholders nominated by the Founders (“Nominees”) in September 2013 are as follows:

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(b)Basis of consolidation (Continued)

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

The irrevocable power of attorney has conveyed all shareholder rights held by the former VIE’s shareholders to 1 Pharmacy Technology, including the right to appoint board members who nominate the general managers of the former VIE to conduct day-to-day management of the former VIE’s businesses, and to approve significant transactions of the former VIE. In addition, the exclusive option agreements provide 1 Pharmacy Technology with a substantive kick-out right of the former VIE’s shareholders through an exclusive option to purchase all or any part of the shareholders’ equity interest in the former VIE at zero price or the lowest price permitted under PRC laws then in effect. In addition, through the exclusive support services agreements, the Company established the right to receive benefits from the former VIE that could potentially be significant to the former VIE, and through the equity pledge agreement, the Company has, in substance, an obligation to absorb losses of the former VIE that could potentially be significant to the former VIE.

The Group believes that there are no assets held in the former VIE that can be used only to settle obligations of the former VIE, except for registered capital and the PRC statutory reserves. As the former VIE are incorporated as limited liability companies under the PRC Company Law, creditors of the former VIE do not have recourse to the general credit of the Company for any of the liabilities of the former VIE.

The following financial information of the former VIE and its subsidiaries were the amounts after elimination of intercompany transactions and balances.

As of December 31, 2021, the former VIE and former VIE’s subsidiaries accounted for an aggregate of 32% and 36% of the consolidated total assets and the consolidated total liabilities, respectively. The former VIE and its subsidiaries contributed 55% and 41% of the Group’s consolidated revenue for the years ended December 31, 2020 and 2021, respectively. The former VIE and its subsidiaries accounted for 166% and 22% of the Group’s consolidated operating cashflow, 1% and (30%) of the Group’s consolidated investing cashflow, (6%) and 18% of the Group’s consolidated financing cashflow for the years ended December 31, 2020 and 2021, respectively.

For two months ended February, 2022, the former VIE and its subsidiaries did not contribute materially to the Group’s consolidated revenues, total assets and total liabilities, operating cash outflow.

(c)   Use of estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the period. Areas where management uses subjective judgment include estimating inventory net realizable value, and assumptions used in valuation of share-based compensation. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
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

(f)   Short-term investments

Short-term investments include (i) structured deposits from commercial banks with guaranteed principal and variable interest rates indexed to the performance of underlying assets and with maturities of one year or less; (ii) fund products purchased from certain financial institutions with maturities of one year or less. The Group classifies the short-term investments in debt securities as held-to-maturity when it has both the positive intent and ability to hold them until maturity. Short-term investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Short-term investments that do not meet the criteria of held-to-maturity or trading securities are classified as available-for-sale, and are reported at fair value with changes in fair value with the unrealized gains or losses recorded in accumulated other comprehensive income (loss) as a component of shareholders’ equity (deficit). The Group has no intent to hold the debt securities till maturity or may sell the debt securities in response to the changes in economic conditions and classified all short-term investments as available-for-sale debt securities as of December 31, 2021 and 2022.

Since the adoption of ASC 326 on January 1, 2020, credit-related impairment is measured as the difference between the debt security’s amortized cost basis and the present value of expected cash flows and is recognized as an allowance on the balance sheet with a corresponding adjustment to earnings. The allowance should not exceed the amount by which the amortized cost basis exceeds fair value. As of December 31, 2021 and 2022, the fair value of the Group’s available-for-sale debt securities is equal to their amortized cost amounting to RMB 182,556 and RMB 205,861, respectively. The Group did not identify any factors that are indicative of impairment with respect to its available-for-sale debt securities.

(g)   Accounts receivable, net

Accounts receivable mainly consists of amounts due from the Group’s customers, which is recorded net of allowance for credit losses.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(g)   Accounts receivable, net (Continued)

Since January 1, 2020, the Group adopted ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments using the modified retrospective transition method. The Group applied a current expected credit losses (“CECL”) model for financial instruments measured at amortized cost. The Group has developed a CECL model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, economic conditions, and other factors that may affect its ability to collect from customers and the impact of CECL is not material for the years ended December 31, 2020, 2021 and 2022.

Total allowance for
credit losses
Balance at December 31, 2020	429
Credit loss expense	1,020
Write-offs	(301)

Balance at December 31, 2021	1,148
Credit loss expense	2,571
Write-offs	(89)

Balance at December 31, 2022	3,630

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

Expenditures for repairs and maintenance are expensed as incurred. Gain or loss on disposal of property and equipment, if any, is recognized in the consolidated statements of comprehensive loss as the difference between the net sales proceeds and the carrying amount of the underlying asset. Accumulated depreciation was RMB84,234 and RMB117,400 as of December 31, 2021 and 2022, respectively. Depreciation expense was RMB12,223, RMB25,513 and RMB39,081 for the years ended December 31, 2020, 2021 and 2022, respectively. There was no interest cost capitalized during the years ended December 31, 2020, 2021 and 2022.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(j)   Intangible assets

Intangible assets mainly consist of externally purchased software and licenses. Software are amortized over an estimated useful life of ten years on a straight-line basis. Licenses are amortized over the remaining estimated useful life on a straight-line basis. Accumulated amortization was RMB6,985 and RMB8,632 as of December 31, 2021 and 2022, respectively. Amortization expense was RMB1,794, RMB1,708 and RMB1,738 for the years ended December 31, 2020, 2021 and 2022, respectively.

(k)   Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. For the years ended December 31, 2020, 2021 and 2022, there was no impairment recognized for the Group’s long-lived assets.

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

(m)   Revenue recognition

The Group follows five steps for its revenue recognition under Accounting Standard Codification (“ASC”)606:

●Step 1: Identify the contract (s) with a customer
●Step 2: Identify the performance obligations in the contract
●Step 3: Determine the transaction price
●Step 4: Allocate the transaction price to the performance obligations in the contract
●Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

pharmacies mainly to individual consumers (the “B2C Business”). The Group also generates revenues from the sale of medicines to its pharmacy customers mainly through the online platform 1 Pharmacy (the “B2B Business”).

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(m)   Revenue recognition (Continued)

Product revenues (Continued)

Under both B2C Business and B2B Business, revenues from product sales are recognized at the point in time when the delivery is made and when title and risk of loss transfers to the consumers and pharmacy customers. Revenues are measured at the amount of consideration the Group expects to receive in exchange for transferring products to consumers and pharmacy customers (“transaction price”). The Group provides the right of return in circumstances when there is packing or delivery damage or other quality problems identified which is considered to be a form of variable consideration. The Group estimates sales returns based on historical experience and based on such, the amount of sales returns accrual was insignificant as of December 31, 2020, 2021 and 2022.

The Group voluntarily provides discount coupons through its websites during its marketing activities. These coupons are not related to prior purchases, and can only be utilized in conjunction with subsequent purchases on the Group’s platforms. The coupons are recorded as a reduction of revenue at the time of use.

The Group enters into rebate programs where once certain conditions are met, the Group will refund customers with cash in limited circumstances. Since 2021, the Group enters into agreements with certain B2B customers, to grant the controlling shareholder of the B2B customers (the “recipient”) options, to obtain shares of a wholly owned subsidiary of the Group (“Yijianyikang”), which will be vested over a four-year period that 25% of the options vesting on the anniversary from the grant date each year, and subject to certain predetermined annual purchase targets. The recipient shall exercise all the vested options upon the completion of the Initial Public Offering (“IPO”) of Yijianyikang or the recipient registered as a shareholder of Yijianyikang, otherwise, the recipient has the right to convert the vested options to ordinary shares of the Company at certain ratio, which may have a dilutive impact on EPS. The equity instruments granted in conjunction with selling goods are measured and classified under Topic 718 at grant-date fair value. In determining the fair value of the equity instruments granted, a market approach was applied. The Group estimates the variable consideration for these programs using the expected value method, which predicts the amount of the consideration based on the terms of the contract and available information and updates its estimates each reporting period. The impact on EPS and additional paid-in capital of the new program is not material for the year ended December 31, 2022.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

Service revenues

Service revenues primarily consist of fees charged to third-party marketplace sellers for whom the Group acts as an agent to facilitate the marketplace sellers’ online sales of their products through the online platforms 1 Medicine Marketplace and 1 Pharmacy, which is referred to as marketplace service (“MP”) revenue. The Group has determined it is not the principal in the arrangement as it is not responsible to fulfill the order for the specified products, it does not bear the inventory risk for the products, nor does it have the ability to establish prices. The Group also provided digital marketing service, and supply chain management to customers (collectively referred to “other services”), which it recognizes over time when the customer simultaneously receives and consumes the benefits provided by the Group’s performance, or recognize at a point in time when the customer obtains control of the goods and services.

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

(n)   Cost of products sold

Cost of products sold consists of the purchase price of products and inbound shipping charges. The Group periodically receives rebates from certain vendors in the form of cash or credits. The Group accounts for the rebates as a reduction to the price the Group pays for the products purchased and therefore records such amounts as a reduction of cost of products sold and inventory when recognized in the financial statements. Cost of products does not include other direct costs related to cost of product sales such as shipping and handling expense, payroll and benefits of logistics staff, logistics centers rental expenses and depreciation expenses. Therefore, the Group’s cost of products sold may not be comparable to other companies which include such expenses in their cost of products.

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

Advertising expenses are charged to the statements of comprehensive loss in the period incurred. The amounts of advertising expenses incurred were RMB 37,577, RMB 30,135 and RMB 35,647 for the years ended December 31, 2020, 2021and 2022, respectively.

(q)   Technology expenses

Technology expenses primarily consist of technology infrastructure expenses, payroll, bonus and benefits of the employees, and costs associated with the computer, storage and telecommunications infrastructure for use in technology department.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(q)   Technology expenses (Continued)

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

(s)   Government grants

Government grants represent rewards provided by the relevant PRC government authorities to the Group for tax refunds and support for investment in certain local districts, which are typically granted based on the amount of investments the Group made as well as income generated by the Group in such districts. Such subsidies allow the Group full discretion to utilize the funds and are used by the Group for general corporate purposes. Normally, the Group does not receive written confirmation from local governments indicating the approval of the cash subsidy before cash is received, and therefore cash subsidies are recognized when received or when all the conditions for their receipts have been satisfied. Government grants recognized were RMB 5,036, RMB 2,947 and RMB 13,190 for the years ended December 31, 2020, 2021 and 2022, respectively, which were recorded in other operating income (expenses), net.

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

The Group applies the provisions of ASC Topic 740, Income Taxes (“ASC 740”), in accounting for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group has elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive loss. The Group does not have any unrecognized tax benefits for the years ended December 31, 2020, 2021 and 2022.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(v)   Comprehensive income (loss)

Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. During the periods presented, comprehensive income (loss) is reported in the consolidated statements of comprehensive loss, and other comprehensive loss includes foreign currency translation adjustments and fair value changes of available-for-sale debt securities.

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

Concentration of customers

There were no customers individually representing 10% or more of revenues for the years ended December 31, 2020, 2021 and 2022.

There were no customers accounted for 10% or more of balances of accounts receivable as of December 31, 2021 and 2022.

Concentration of suppliers

There were no suppliers accounted for 10% or more of purchases for the years ended December 31, 2020, 2021 and 2022.

There were no suppliers accounted for 10% or more of balances of accounts payable as of December 31, 2021 and 2022.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(y)   Foreign currency risk

Renminbi (“RMB”) is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregated amounts of RMB 605,623 and RMB 645,060, which were denominated in RMB, as of December 31, 2021 and 2022, respectively.

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

The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group measures fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates.

The estimated fair value of the Group’s financial instruments of which the inputs used to value are classified as Level 2 and are not reported at fair value, including cash and cash equivalents, restricted cash, accounts receivable, other current assets, accounts payable, short-term borrowings, other current liabilities, approximates their carrying value due to their short-term nature.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(z)   Fair value (Continued)

As of December 31, 2022, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

Fair Value Measurements at Reporting Date Using
		Quoted Prices		Significant
	Fair Value	in Active Markets	Significant Other	Unobservable
	as of	for Identical	Observable	Inputs
	December 31, 2022	Assets (Level 1)	Inputs (Level 2)	(Level 3)

Short-term investments	205,861	—	205,861	—

The fair values of wealth management products are the redemption price provided by the investment bank or fund company that sells such financial products. There are observable and market-based inputs but not quoted prices in active markets for identical assets. If statements are not available, the Group will measure fair value using valuation techniques that use current market-based parameters, such as currency rates. The total gain recognized for change in fair values of short-term investments is RMB 970, RMB 7,801 and RMB 4,464 for the years ended December 31, 2020, 2021 and 2022.

The Group’s equity investments in equity securities without readily determinable fair values, which do not qualify for net asset value (“NAV”) practical expedient and over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative in accordance with ASU 2016-01 “Recognition and Measurement of Financial Assets and Liabilities” (the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus and minus changes resulting from observable price changes in orderly transactions for identical or similar investments. The Group recognized nil impairment losses related to equity investments without readily determinable fair values for the years ended December 31, 2020, 2021 and 2022, respectively.

Certain non-financial assets are measured at fair value on a nonrecurring basis, including property and equipment, right-of-use assets, and intangible assets. They are recorded at fair value only when impairment is recognized by applying unobservable inputs such as forecasted financial performance, discount rate, and other significant assumptions to the discounted cash flow valuation methodology. For the years ended December 31, 2020, 2021 and 2022, there was no impairment recognized for non-financial assets.

(aa)   Share-based compensation

The Group grants share options and restricted share units of the Company and its subsidiary to eligible employees and a few non-employees and accounts for these share based awards in accordance with ASC 718 Compensation-Stock Compensation.

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

The Black Scholes option pricing model was applied in determining the estimated fair value of the options granted to employees. In determining the fair value of the restricted shares of limited liability partnerships (“LLPs”), market approach and income approach were applied for the years ended December 31, 2020, 2021 and 2022, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(ab) Treasury shares

Treasury shares represent shares repurchased by the Company that are no longer outstanding and are held by the Company. Treasury shares are accounted for under the cost method. Under the repurchase plan, the Company had repurchased an aggregate of 511,758, 333,000 and nil ordinary shares on the open market for total cash consideration of RMB 11,981, 5,887 and nil for the years ended December 31, 2020, 2021 and 2022. The repurchased shares are presented as “treasury shares” on the consolidated balance sheets.

(ac) loss per share

Basic loss per ordinary share is computed by dividing net loss attributable to ordinary shareholders by weighted average number of ordinary shares outstanding during the period.

Diluted loss per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Group has stock options and restricted share units, which could potentially dilute basic loss per share in the future. To calculate the number of shares for diluted loss per share, the effect of the stock options and restricted share units is computed using the treasury stock method. Ordinary share equivalents are excluded from the computation of the diluted loss per share in years when their effect would be anti-dilutive.

In September 2018, the Company’s shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which the Company’s authorized share capital were reclassified and redesigned into Class A ordinary shares and Class B ordinary shares (Note 12). Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right, as such, this dual class share structure has no impacts to the loss per share calculation. Basic loss per share and diluted loss per share are the same for each Class A ordinary shares and Class B ordinary shares.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(ad) Segment reporting

In accordance with ASC 280, Segment Reporting, the Group’s chief operating decision maker (the “CODM”) has been identified as the Co-Chairmen and Chief Executive Officer, who review the segment information when making decisions about allocating resources and assessing performance of the Group. The Group classifies its operations into two segments: B2C segment and B2B segment whereby the B2C business represents revenue generated from individual consumers while B2B business represents revenue generated from corporate customers. There are no internal revenue transactions between the reportable segments. The Group does not distinguish expenses between segments in its internal reporting, and reports expenses by nature as a whole. Furthermore, the Group’s CODM is not provided with asset information by segment. As such, no asset information by segment is presented. The information of segment reporting is presented consistently for the years ended December 31, 2020, 2021 and 2022. The following tables summarize the Group’s product revenues and segment profit generated by its segments.

	Years Ended December 31,
	2020	2021	2022
B2C segment
Product revenues	666,223	491,855	408,305
Service revenues	25,043	30,896	33,223
Cost of products sold*	(551,998)	(413,333)	(345,065)
Segment profit for B2C Business	139,268	109,418	96,463

B2B segment
Product revenues	7,490,449	11,839,850	12,995,131
Service revenues	21,442	63,301	80,039
Cost of products sold*	(7,285,327)	(11,391,474)	(12,331,657)
Segment profit for B2B Business	226,564	511,677	743,513

Total segment profit	365,832	621,095	839,976
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

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(ad) Segment reporting (Continued)

The following is a reconciliation of the reportable segments’ measures of profit or loss to the Group’s consolidated loss before income taxes:

	Years Ended December 31,
	2020	2021	2022

Total profit for reportable segments	365,832	621,095	839,976
Unallocated amounts:
Fulfillment expenses	(226,930)	(355,836)	(401,414)
Selling and marketing expenses	(399,610)	(513,146)	(457,880)
General and administrative expenses	(128,226)	(206,981)	(205,623)
Technology expenses	(92,080)	(189,284)	(139,504)
Other operating income (expenses), net	7,703	2,012	(6,556)
Interest income	6,312	9,776	8,118
Interest expense	(8,817)	(5,488)	(13,443)
Foreign exchange gain (loss)	5,547	1,937	(7,875)
Other income, net	3,161	14,890	8,132
Loss before income tax	(467,108)	(621,025)	(376,069)

Revenues from different product groups and services are as follows:

	Years Ended December 31,
	2020	2021	2022
Product Revenues	8,156,672	12,331,705	13,403,436
Drugs	7,398,433	11,681,106	12,572,634
Nutritional supplements	559,239	442,497	554,789
Medical supplies and devices	149,051	124,919	164,916
Other products.	49,949	83,183	111,097
Service Revenues	46,485	94,197	113,262
MP Service	30,533	52,309	68,477
Other Services	15,952	41,888	44,785
Total	8,203,157	12,425,902	13,516,698

(ae) Leases

Under ASC Topic 842, Leases (“ASC 842”), the Group determines if a contract is or contains a lease at the inception of the contract, and the Group classifies that lease as a finance lease if it meets certain criteria or as an operating lease when it does not.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
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

The ROU asset is measured at the amount of the lease liability with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred by the Group and lease incentives. The Group will evaluate the carrying value of ROU assets if there are indicators of impairment and review the recoverability of the related asset group. For the years ended December 31, 2020, 2021 and 2022, there were no impairment recognized for the Group’s ROU assets.

The Group’s leases include offices and warehouses, which are all classified as operating leases with fixed lease payments, or minimum payments, as contractually stated in the lease agreement. For operating leases, lease expense relating to fixed payments is recognized on a straight-line basis over the lease term.

(af) Non-controlling interests

For the Company’s consolidated subsidiaries and former VIE, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the Group’s consolidated statements of operations and comprehensive loss to distinguish the interests from that of the Company.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(ah) Recently issued accounting pronouncements

Newly Adopted Accounting Pronouncements

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832) — Disclosures by Business Entities about Government Assistance. The amendments in this ASU require disclosures about transactions with a government that have been accounted for by analogizing to a grant or contribution accounting model to increase transparency about (1) the types of transactions, (2) the accounting for the transactions, and (3) the effect of the transactions on an entity’s financial statements. The amendments in this ASU are effective for all entities within their scope for financial statements issued for annual periods beginning after December 15, 2021. Early application of the amendments is permitted. The Group adopted this since January 1, 2022 and the adoption did not have a material impact to the Company’s Consolidated Financial Statements.

In September 2022, the FASB issued ASU 2022-04, Disclosure of Supplier Finance Program Obligations. This ASU provided guidance to increase the transparency of supplier finance programs. The amendments in this ASU require that a buyer in a supplier finance program disclose sufficient information about the program to allow a user of financial statements to understand the program’s nature, activity during the period, changes from period to period, and potential magnitude. To achieve that objective, the buyer should disclose qualitative and quantitative information about its supplier finance programs. This update is effective for fiscal years beginning after December 15, 2022. The Group adopted this standard on January 1, 2022. The adoption of this standard has been applied to existing supplier finance program.

(ai) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss, and consolidated statements of cash flows from RMB into US dollar as of and for the year ended December 31, 2022 are solely for the convenience of the readers and were calculated at the rate of 6.8972, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US dollar at that rate on December 31, 2022, or at any other rate.

(aj) Structured payment arrangements

Reverse factoring arrangements

In 2021, the Group entered into a structured payment arrangement with a bank (“reverse factoring arrangement”). Under the reverse factoring arrangement, certain suppliers were able to put their receivables from the Group to the bank for early payment.

As a result of the reverse factoring arrangements, the payment terms of the Group’s original accounts payables were substantially modified and considered extinguished as the nature of the original liability has changed from accounts payables to loan borrowings from the bank. The proceeds from the bank used to settle the payables and subsequent repayments to the bank are considered financing activities and reported as “Proceeds from other financing activities” and “Repayment for other financing activities” on the consolidated statements of cash flows, respectively. The interest expense charged from the bank at annual rate of 4.35%, is recorded in interest expense in the consolidated statements of comprehensive loss. As of December 31, 2021 and 2022, the outstanding borrowings from the reverse factoring arrangements were RMB 46,900 and RMB 64,120 respectively, which is repayable within one year and are included in “Accrued expenses and other current liabilities” on the consolidated balance sheets. Total proceeds obtained for settlement for the years ended December 31, 2021 and 2022, was RMB61,900 and RMB266,770 respectively and were typically repayable within 90 days of issuance. Total repayments for the years ended December 31, 2021 and 2022 was RMB15,000 and RMB249,550 respectively.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(aj) Structured payment arrangement (Continued)

Factoring program

In 2021, the Group entered into factoring agreement with recourse with a third-party financial institution, pursuant to which the institution will make an advance payment of accounts with credit term of 30 days typically. The Group does not derecognize accounts receivable when receiving advance payment from the institution. The Group is required to pay the principal and interest to the institution on due. The proceeds from the institution used to settle the accounts receivable and subsequent repayment to the financial institution are considered financing activities and reported as “Proceeds from other financing activities” and “Repayment for other financing activities” on the consolidated statements of cash flows, respectively. The interest rate charged from the institution was at annual rate of 8.5%, and renewed in 2022 of 9%. As of December 31, 2021 and 2022, the outstanding borrowings from the factoring arrangements were RMB 602 and RMB 40,112 respectively, which is repayable within one year and are included in “Accrued expenses and other current liabilities” on the consolidated balance sheets. Total proceeds obtained for settlement for the years ended December 31, 2021 and 2022, was RMB2,150 and RMB333,117 respectively and were typically repayable within 30 days of issuance. Total repayments for the years ended December 31, 2021 and 2022 was RMB1,559 and RMB293,720 respectively.

Guaranteed customer loans

Since 2022, the Group cooperated with a bank to provide a borrowing facility for its customers, who applied for loans directly with the bank. If the loans are approved by the bank, the proceeds, which represent the total order amount, are remitted to the Group by way of the customers’ entrustment. The term of the loan is typically three months. Customers repay the loan principal directly to the bank and the Group pays the loan interest at an annual interest rate, which is no more than 5.5%, within the shorter of borrowing period and 45 days. The Group also provides guarantee to the bank with respect to its customers’ repayment of the loans. In the event that the customers default on the repayment, the Group must return the prepayments to the bank within a prescribed period of time. The substance of the arrangement is that the Group borrowed funds from the bank using the customers’ credit as collateral. The Group records the entire payment in “Accrued expenses and other current liabilities” on the consolidated balance sheets and recognize the interest expense as deduction of revenue in the consolidated statements of comprehensive loss.

For customer loans received directly from the bank, the Group determines this portion was classified as “Proceeds from other financing activities” in its statements of cash flows. During the credit term, constructive receipts and disbursements are recognized by recognizing the repayment of loans as “Repayment for other financing activities” and the receipt of order payment as an operating cash inflow.

3.	SHORT-TERM INVESTMENTS

Short-term investments as of December 31, 2021 and 2022 were as follows:

	As of December 31,
	2021	2022
Wealth Management Products	182,556	205,861

The Group classifies the wealth management products as “available-for-sale” debt securities which are recorded at fair value. For the years ended December 31, 2020, 2021 and 2022, the Group recorded RMB 1,137, RMB 8,312 and RMB 4,810 of changes in fair value of these available-for-sale debt securities, net of tax, in other comprehensive loss, respectively, and RMB 970, RMB 7,801 and RMB 4,464 of realized gains transferred from other comprehensive income to other income when the security was sold. The amortized cost of the available-for-sale debt securities approximate their fair value. No credit loss was recognized for the years ended December 31, 2020, 2021 and 2022.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

4.	NOTES RECEIVABLE

As of December 31, 2021 and 2022, the total notes receivable balance were RMB90,734 and RMB43,332 and among which RMB7,181 and RMB 950 were pledged as collateral for notes payable which has been recorded in accounts payables. No credit loss was recognized for the years ended December 31, 2020, 2021 and 2022.

5.	INVENTORIES

	As of December 31,
	2021	2022
Products	1,121,107	1,498,900

In 2021 and 2022, inventories were written down by RMB 45,976 and RMB 28,498, respectively, to reflect the lower of cost and net realizable value.

6.	PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,
	2021	2022
Receivable from payment platform (Note)	—	68,287
Rebate receivable from suppliers	77,687	68,236
Advance to suppliers	21,064	55,477
Value added tax recoverable	92,107	51,634
Deposits	35,905	24,267
Prepaid expense	9,476	6,656
Others	5,960	7,509
Total	242,199	282,066

Note:  Mainly from 2022, the Group engaged licensed companies which provided payment settlement service, under the service, the cash paid by customer but held by the third party companies was RMB68,287 as of December 31, 2022.

7.	LEASES

The Group has operating leases for offices and warehouses. The Group recognized ROU assets of RMB 233,847 and RMB 163,877, and corresponding current liabilities of RMB 65,740 and RMB 64,734 in accrued expenses and other current liabilities, and long-term operating lease liabilities of RMB 165,614 and RMB 100,469, as of December 31, 2021 and 2022. The amount of short-term lease is not material and no variable lease cost existed for the years ended December 31, 2020, 2021 and 2022, respectively

Lease expenses were RMB 41,936, RMB 73,756 and RMB 75,827 for the year ended December 31, 2020, 2021 and 2022. The maturities of lease liabilities in accordance with Leases (Topic 842) in each of the next five years and thereafter as of December 31, 2022 were as follows:

As of December 31,
Year Ending December 31,	2022
2023	70,251
2024	57,351
2025	40,703
2026	6,629
2027	205
Total lease payment	175,139
Less: imputed interest	(9,936)
Present value of minimum operating lease payments	165,203

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

7.	LEASES (Continued)

Cash paid for amounts included in the measurement of operating lease liabilities for the years ended December 31, 2020, 2021 and 2022 were RMB 40,792, RMB 77,722 and RMB 73,407. Right-of-use assets recorded in connection with the operating lease liabilities in non-cash transactions for the years ended 31 December, 2020, 2021 and 2022 were RMB 50,076, RMB 225,003 and RMB 10,274. Right-of-use assets decreased due to an early lease termination for the years ended December 31, 2020, 2021 and 2022 were RMB 1,685, RMB 23,624 and RMB 10,921.

Weighted-average remaining lease terms and discount rates are as follows:

	As of December 31,
	2021	2022
Weighted-average remaining lease term	3.6years	3.0years
Weighted-average discount rate	4.3%	4.3%

8.	SHORT-TERM BORROWINGS

Short-term borrowings were RMB 259,658 and RMB 178,990 as of December 31, 2021 and 2022, respectively, all of which consisted of borrowings from financial institutions and are repayable within one year. As of December 31, 2022, the Group had an undrawn balance of RMB 351,010 under the credit facilities agreement. All of these borrowings were unsecured and accrue interest at an average annual interest rate of 4.35% and 4.23% for the years ended December 31, 2021 and 2022, respectively.

In September 2019, 1 Pharmacy Technology entered into a credit agreement with China Merchant Bank (CMB) which provides a revolving credit facility that allows 1 Pharmacy Technology to borrow up to RMB 100,000 for working capital purpose in one year. In October 2020, November 2021 and December 2022, 1 Pharmacy Technology renewed the credit agreement that allowed 1 Pharmacy Technology to borrow up to RMB 300,000 for working capital purposes for another one year. Any draw down on the credit facility will be charged with interest at one-year loan prime rate published by People’s Bank of China plus 0.30%. The borrowings were guaranteed by Yihao Pharmacy. During the years ended December 31, 2021 and 2022, RMB 331,837 and RMB 728,153 were drawn on above credit facility and RMB 232,179 and RMB 808,821 were repaid, with the balance of RMB 199,658 and RMB 118,990 outstanding as of December 31, 2021 and 2022, respectively. The interest rate range for the borrowings in 2021 and 2022 were from 3.95% to 4.55 % per annum.

In June 2020, 1 Pharmacy Technology entered into a credit agreement with Industrial Bank (IB) which provides a revolving credit facility that allows 1 Pharmacy Technology to borrow up to RMB 100,000 for working capital purpose in one year. Any draw down on the credit facility will be charged with interest at one-year loan prime rate published by People’s Bank of China minus 0.35%. In June 2021, the credit agreement was renewed and allows 1 Pharmacy Technology to borrow up to RMB 200,000 for working capital purpose in seven months. Any draw down on the credit facility will be charged with interest at one-year loan prime rate published by People’s Bank of China plus 0.78%. In November 2022, the credit agreement was renewed and allows 1 Pharmacy Technology to borrow up to RMB 200,000 for working capital purpose in seven months. Any draw down on the credit facility will be charged with annual interest 4.5%. The borrowings in the years ended December 31, 2021 and 2022 were guaranteed by Yihao Pharmacy. During the years ended December 31, 2021 and 2022, RMB3,000 and RMB30,000 were drawn on this credit facility, RMB9,850 and RMB30,000 were repaid in 2021 and 2022, with the balance of RMB30,000 and RMB30,000 outstanding as of December 31, 2021and 2022, respectively.

1 Pharmacy Technology obtained loan of RMB40,000 from Shanghai Pudong Technology Financial Service Co., Ltd. with annual interest rate of 8.5% in May 2020. The borrowing was guaranteed by Yihao Pharmacy. 1 Pharmacy Technology repaid RMB40,000 in 2021 with no balance outstanding as of December 31, 2021 and 2022. 1 Pharmacy Technology also borrowed RMB10,000 from China Construction Bank (CCB) in 2020 and paid back in 2021. The loan agreement with CCB includes covenants that Debt to Asset Ratio of 1 Pharmacy Technology should be no more than 70%, and the Liquidity Ratio should be no less than 1.0. 1 Pharmacy Technology was in compliance with the covenants as of payment due date in 2021.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

8.	SHORT-TERM BORROWINGS (Continued)

The Group entered into a revolving credit facility with China Zheshang Bank (CZB) that allows the Group to borrow up to RMB 500,000 for working capital purpose since December 2018 and renewed in December 2020 which will expire in two years. In December 2022, the credit facility was renewed and allow Group to borrow up to RMB 500,000 for another two years. Cash deposits or notes receivable are required to be pledged for any draw down of borrowings and notes payables from CZB. No loan with China Zheshang Bank (CZB) was entered in 2021 and 2022.

The Group also obtained loans from several other financial institutions. During the years ended December 31, 2021 and 2022, RMB45,000 and RMB30,000 were borrowed, RMB84,400 and RMB30,000 were repaid, with the balance of RMB30,000 and RMB30,000 outstanding as of December 31, 2021 and 2022, respectively. The interest rate range for the borrowings in was from 4.15% to 4.60% per annum in 2021 and 4.00 % per annum in 2022.

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities as of December 31, 2021 and 2022 were as follows:

	As of December 31,
	2021	2022
Advance from customers	176,256	296,361
Salary and welfare payables	74,886	84,693
Accrued expenses	51,193	80,002
Current portion of operating lease liabilities	65,740	64,734
Liability under reverse factoring program	46,900	64,120
Guaranteed customer loans	—	46,512
Liability under factoring program	602	40,112
Tax payables	10,935	37,733
Deposits from marketplace sellers	26,307	27,211
Payable to marketplace sellers (Note)	48,362	1,203
Personal reimbursement	1,000	919
Others	20,787	37,671
Total	522,968	781,271

Note: Amounts relate to cash collected on behalf of marketplace sellers for products sold through the Group’s online platform.

10.	REDEEMABLE NON-CONTROLLING INTERESTS

In August and December 2020, 1 Pharmacy Technology issued its ordinary shares to certain private placement investors at fair value evaluated by the third-party valuer, representing 9.2% of the outstanding shares of 1 Pharmacy Technology for total consideration of RMB 934,820. Under the agreements, 1 Pharmacy Technology and the new investors agreed to facilitate 1 Pharmacy Technology’s IPO in the Shanghai Sci-Tech Innovation Board (“STAR”) prior to June 30, 2023. If the IPO has not been completed and the China Securities Regulatory Commission has not otherwise approved the registration of the STAR Listing registration application prior to June 30, 2023, the new investors have the right to require Yao Wang to repurchase all or any portion of their ownership interests in 1 Pharmacy Technology at the cost plus annual interest rate of 6%. The ownership interests held by the new investors were classified as redeemable non-controlling interests under ASC 480 Distinguishing Liabilities from Equity as the redemption feature embedded in the non-controlling interests and not solely within the Group’s control. Total number of 66,318,885 shares was increased in Yao Wang’s redeemable non-controlling interests due to issuance of common stock of 1 Pharmacy Technology.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

10.	REDEEMABLE NON-CONTROLLING INTERESTS (Continued)

Based on the IPO process of 1 Pharmacy Technology in 2021 and 2022, the Group assessed the exercisability of the redemption right to be probable. For the years ended December 31, 2021 and 2022, RMB56,766 and RMB32,173 attribution was recorded under ASC 810 as net loss attributable to redeemable non-controlling interest, RMB133,370 and RMB88,263 of difference between carrying amount and redemption value was recorded under ASC 480 as adjustment attributable to redeemable non-controlling interest respectively.

The redeemable non-controlling interests for the years ended December 31, 2021 and 2022 was summarized as follows:

	For the year ended
	December 31, 2021	December 31, 2022
Opening balance as of January 1	924,245	1,000,849
Net loss attributable to the redeemable non-controlling interests shareholders	(56,766)	(32,329)
Accretion of redeemable non-controlling interest	133,370	88,419
Ending balance as of December 31	1,000,849	1,056,939

11.	NON-CONTROLLING INTERESTS

In November 2020, the Company’s subsidiary, 1 Pharmacy Technology issued 32,500,000 ordinary shares to 13 LLPs founded by the employees of 1 Pharmacy Technology with the total consideration of RMB 32,500. With full shareholders’ rights of these ordinary shares issued to the LLPs, these shares are accounted as non-controlling interest of 1 Pharmacy Technology. The shares issued to the employees in each LLP are not outstanding shares but are restricted with 50% of the shares vesting within two years from the issuance date and the remaining 50% vesting evenly on an annual basis over the 2 years thereafter, which are also subject to adjustment based on performance condition. Such arrangement was entered into to provide a share incentive plan to the employees of 1 Pharmacy Technology. Share-based compensation was recognized over the vesting period based on the excess of the fair value of these shares over the issuance price (see Note 14).

Non-controlling interest (“NCI”) was recognized at RMB 51,728 based on the proportional net assets of 1 Pharmacy Technology, with the difference of RMB19,228 recognized as a deduction to additional paid in capital as of December 31, 2020. For the years ended December 31, 2020, 2021 and 2022, nil, RMB27,819 and RMB15,281 was recorded as net loss attributable to the non-controlling interest shareholders.

12.	ORDINARY SHARES

In September 2018, with the effectiveness of the revised Articles of Association, the Company’s authorized share capital was changed to US$50 divided into 1,000,000,000 shares comprising (i) 800,000,000 Class A ordinary shares of a par value of US$0.00005 each, (ii) 72,000,000 Class B ordinary shares of a par value of US$0.00005 each and (iii) 128,000,000 shares of a par value of US$0.00005 each of such class or classes as Company’s board of directors may determine. All 72,000,000 issued and outstanding Class A ordinary shares beneficially owned by Dr. Gang Yu and Mr. Junling Liu were re-designated as Class B ordinary shares, and all other issued and outstanding shares were re-designated as Class A ordinary shares. Each Class A ordinary share entitles the holder to one vote, and each Class B ordinary share entitles the holder to fifteen votes on all matters subject to the vote at general meetings of the Company. Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right, as such, this dual class share structure has no impacts to the earnings per share calculation. Basic earnings per share and diluted earnings per share are the same for each Class A ordinary share and Class B ordinary share. In September 2018, 75,118,996 former preferred shares were converted into Class A ordinary shares and the Company issued 15,969,110 Class A ordinary shares with the completion of the IPO.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

12.	ORDINARY SHARES (Continued)

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

13.	NET REVENUES

Disaggregation of revenues

All of the Group’s revenues for the years ended December 31, 2020, 2021 and 2022 were generated within the PRC. The following table illustrates the disaggregation of the Group’s revenue streams by type of customers and nature of services the Group offered:

	Years Ended December 31,
	2020	2021	2022
Product Revenues	8,156,672	12,331,705	13,403,436
B2C Business	666,223	491,855	408,305
B2B Business	7,490,449	11,839,850	12,995,131
Service Revenues	46,485	94,197	113,262
MP Service	30,533	52,309	68,477
Other Services	15,952	41,888	44,785
Total	8,203,157	12,425,902	13,516,698

The revenues by different product groups and services has been disclosed in Note 2(ad).

Contract balance

The typical contract term of MP service is no more than one year and the remaining unsatisfied performance obligation as of December 31, 2021 and 2022 was insignificant.

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

	Accounts	Advances from
	Receivable	Customers
Ending Balance as of December 31, 2020	163,094	117,451
Increase/(decrease), net	241,375	58,805
Ending Balance as of December 31, 2021	404,469	176,256
Increase/(decrease), net	84,406	120,105
Ending Balance as of December 31, 2022	488,875	296,361

Revenues with amount of RMB 117,451 and RMB 176,256 were recognized in the years ended December 31, 2021 and 2022, respectively that were included in the balance of advance from customers at the beginning of the each year. The Group expected that RMB 296,361 will be recognized in one month after year end.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

14.	SHARE-BASED COMPENSATION

Employee Share options

In September 2013, the Board of Directors of the Company approved an Equity Incentive Plan (the “Plan”), under which, the Board of Directors may grant options to purchase ordinary shares to officers and directors, employees and individual advisors who render services to the Group to purchase an aggregate of no more than 1,287,500 ordinary shares of the Group (“Option Pool”). From 2014 to 2022, the Board of Directors approved to increase the Option Pool to 16,943,190 ordinary shares.

The options granted have a contractual term of 10 years and generally vest over a four-year period, with vesting schedules: 25% of the awards vesting on the anniversary of the grant date each year.

On October 27, 2022, the Board of directors of the Company has resolved, effective December 31, 2022 (the “Effective Date”), the exercise price per share of each option that is outstanding and not exercised, canceled, forfeited, or surrendered immediately prior to the effective Date, whether vested or unvested, shall be amended to USD0.01 per Share. All other terms of the share options granted remain unchanged. As of December 31, 2022, there were 51 grantees affected with the incremental cost of RMB 42,100 for vested options to be recognized as compensation expenses immediately and the incremental cost of RMB 6,652 for unvested options to be recognized over the remaining vesting period, ranging from 2022 to 2025.

The Black Scholes model was applied in determining the estimated fair value of the options granted. The model requires the input of subjective assumptions. The following table presents the assumptions used to estimate the fair values of the share options granted for the years ended December 31, 2020 and 2021: The Company did not grant options during the year ended December 31, 2022.

	2020	2021
Risk-free rate of return	0.10%-1.67%	0.84%
Contractual life of option	10 years	10 years
Expected term	6.25 years	6.25 years
Estimated volatility rate	34%-59%	39%
Dividend yield	—	—
Fair value per ordinary share	US$2.95-$3.74	US$3.08

A summary of employee option activity under the Plan during the years ended December 31, 2022 is presented below:

			Weighted
		Weighted	average
		average	remaining	Aggregate
	Number of	exercise	contractual	intrinsic
	Options	price	term	value
		US$	Years	US$
Outstanding at December 31, 2021	5,856,121	2.55	6.32	349
Granted	—	—
Forfeited	(17,500)	2.37
Expired	(429,716)	2.02
Exercised	(48,900)	1.08		95

Outstanding at December 31, 2022	5,360,005	0.01	5.34	8,040

Vested and exercisable as of December 31, 2022	4,710,612	0.01	5.13	7,103
Vested or expected to vest as of December 31, 2022	5,360,005	0.01	5.34	8,040

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

14.	SHARE-BASED COMPENSATION (Continued)

Employee Share options (Continued)

The weighted-average grant-date fair value of options granted during the years 2020, 2021, and 2022 was US$1.06, US$0.70, and nil, respectively. The total intrinsic value of options exercised during the years ended December 31, 2020, 2021, and 2022, was RMB11,932, RMB2,334 and RMB641, respectively. Total compensation cost recognized for the years ended December 31, 2020, 2021 and 2022 was RMB 37,662, RMB 25,565 and RMB 47,117, respectively.

As of December 31, 2022, there was RMB44,918 of unrecognized compensation expense related to unvested share options, which is expected to be recognized over a weighted average period of 0.7 years.

Non- Employee Share options

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

On October 27, 2022, the Board of directors of the Company has resolved, effective December 31, 2022 (the “Effective Date”), the exercise price per share of each option that is outstanding and not exercised, canceled, forfeited, or surrendered immediately prior to the effective Date, whether vested or unvested, shall be amended to USD0.01 per Share. All other terms of the share options granted remain unchanged. As of December 31, 2022, there were 4 grantees affected by the modification, with total incremental compensation cost RMB 617 resulting from the modification and nil incremental to be recognized after 2022.

As of December 31, 2022, there were 70,625 fully vested options with weighted average exercise price US$ 0.01, weighted average remaining contractual term 4.83 years and aggregate intrinsic value US$ 105,938. Nil option was granted during 2022.

The weighted-average grant-date fair value of options granted during the years 2020, 2021 and 2022 was nil, respectively. The total intrinsic value of options exercised during the years ended December 31, 2020, 2021 and 2022, was RMB34,737, nil and nil, respectively. Total compensation cost recognized for the years ended December 31, 2020, 2021 and 2022 was RMB111, RMB668 and RMB639, respectively.

As of December 31, 2022, there was nil of unrecognized compensation expense related to unvested share options.

Restricted share units

The restricted share units granted have a contractual term of 10 years and vest over a four-year period that 25% of the awards vesting on the anniversary of the grant date each year. The fair value of restricted share units with service conditions or performance conditions is based on the fair market value of the underlying ordinary shares on the date of grant.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

14.	SHARE-BASED COMPENSATION (Continued)

Restricted share units (Continued)

The following table summarized the Group’s restricted share unit activities during the year ended December 31, 2022.

	Number of	Weighted
	Restricted	Average Grant Date
	Share Units	Fair Value
		US$
Restricted share units outstanding at December 31, 2021	2,385,789	4.27
Granted	552,274	1.26
Forfeited	(308,422)	4.48
Vested	(837,238)	4.23
Restricted share units outstanding at December 31, 2022	1,792,403	3.33

The weighted-average grant-date fair value of share units granted during the years 2020, 2021 and 2022 was US$3.28, US$5.27 and US$1.26, respectively. During the years ended December 31, 2020, 2021 and 2022, 638,052, 894,988 and 837,238 share units were exercised with an aggregate intrinsic value of RMB 30,544, RMB 20,167 and RMB 17,072, respectively. The total fair value of restricted share units vested during the years ended December 31, 2020, 2021 and 2022 was RMB 17,107 RMB 22,395 and RMB 23,921, respectively. Total compensation cost recognized for the years ended December 31, 2020, 2021 and 2022 was RMB 21,280, RMB 25,711 and RMB 22,410. As of December 31, 2022, there was RMB 26,782 in total unrecognized compensation expense related to such non-vested restricted shares, which is expected to be recognized over a weighted-average period of 1.6 years.

It is noted that on September 9, 2022, the Company received a preliminary non-binding proposal letter from Dr. Gang Yu, Mr. Junling Liu, and Shanghai Guosheng Capital Management Co., Ltd., proposing to acquire all of the outstanding Class A ordinary shares of the Company (“Proposed Transaction”). On October 27, 2022, the Board of directors of the Company has resolved that any and all of the options or RSUs that are outstanding and unvested and not otherwise exercised, forfeited immediately upon the closing of the Company’s Proposed Transaction shall vest immediately upon closing of the Proposed Transaction (the “Vest Acceleration”), and the Vest Acceleration shall no longer be in effect in the event that the Proposed Transaction is not closed by June 30, 2023. The Company assessed that the Proposed Transaction was not probable as of December 31, 2022, therefore, the modification did not have accounting consequence.

Employee ownership plan of 1 Pharmacy Technology

As disclosed in Note 11, the excess of the fair value of the restricted shares of LLPs issued to the employees of 1 Pharmacy Technology over the issuance price of RMB 32,500 is recognized as share-based compensation over the vesting period. The shares issued to the employees in each LLP are not outstanding shares but are restricted with 50% of the shares vesting within two years from the issuance date and the remaining 50% vesting evenly on an annual basis over the 2 years thereafter, which are also subject to adjustment based on performance condition.

For the years ended December 31, 2020, 2021 and 2022, the Group determined the fair value of the restricted shares of LLPs using market approach or income approach with the assistance from third party valuation specialist and the weighted average fair value of the restricted shares was estimated at RMB 14.19, RMB 14.74 and RMB 14.5 per share respectively.

On July 1, 2022, the Company modified the vesting terms that substantially all of the unvested restricted shares of LLPs would not be exercisable until the completion of the 1 Pharmacy Technology’s qualified IPO. The modification was a probable-to-improbable modification as IPO constituted a performance condition that was not considered probable until the IPO completion date. As such, no incremental fair value was recognized unless and until the modified condition becomes probable. The award’s original grant-date fair value is recognized as an expense, over the requisite service period, regardless of whether the modified conditions are satisfied. For the restricted shares granted after July 1,2022, no share-based compensation expense was recognized. As of December 31, 2022, there were 46 grantees affected with the total unrecognized share-based compensation expenses of RMB 2,289, which will be recognized as share-based compensation expense when qualified IPO is probable.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

14.	SHARE-BASED COMPENSATION (Continued)

Employee ownership plan of 1 Pharmacy Technology (Continued)

The following table summarized the Group’s restricted shares of LLPs activities during the year ended December 31, 2022.

			Weighted average
	Number of Restricted	Weighted Average	remaining contractual	Aggregate intrinsic
	Share Units of LLPs	Grant Date Fair Value	term	value
		RMB
Non-vested restricted shares outstanding at December 31, 2021	31,647,637	14.12	2.94	395,595
Granted	3,497,214	13.50
Forfeited	(3,573,665)	14.06
Vested	—	—
Non-vested restricted shares outstanding at December 31, 2022	31,571,186	14.06	2.07	427,158

The weighted-average grant-date fair value of share units granted during the years 2020, 2021 and 2022 was RMB14.19, RMB13.74 and RMB13.50, respectively. The total fair value of restricted share units vested during the years ended December 31, 2020, 2021 and 2022 was nil. Total compensation cost recognized for the years ended December 31, 2020, 2021 and 2022 was RMB16,642, RMB93,649 and RMB87,218.

As of December 31, 2022, there was RMB 214,826 in total unrecognized compensation expense related to such non-vested restricted shares, which is expected to be recognized over a weighted-average period of 2.07 years.

Share-based compensation for all share options, restricted share units and employee ownership plan of 1 Pharmacy Technology

The Group recorded share based compensation expense of RMB 75,695, RMB 145,593 and RMB 157,384 for the years ended December 31, 2020, 2021 and 2022, respectively, which were classified in the accompanying consolidated statements of operations as follows:

	Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
General and administrative expenses	22,727	69,718	86,992
Selling and marketing expenses	40,562	50,532	50,110
Technology expenses	12,406	25,343	20,282
Total	75,695	145,593	157,384

15.	LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share for the years indicated:

	Years Ended December 31,
	2020	2021	2022
Net loss attributable to ordinary shareholders	(456,533)	(669,810)	(416,878)
Weighted average number of ordinary shares-basic and diluted	164,786,631	165,866,901	166,634,121
Net loss per ordinary share-basic and diluted	(2.77)	(4.04)	(2.50)

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

15.	LOSS PER SHARE (Continued)

As a result of the Group’s net loss for the three years ended December 31, 2020, 2021 and 2022, share options and restricted share units outstanding in the respective periods were excluded from the calculation of diluted loss per share as their inclusion would have been anti-dilutive.

	As of December 31,
	2020	2021	2022
Share options and Nonvested restricted share units	9,436,372	8,312,535	7,223,033

16.	INCOME TAX EXPENSE

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain.

Hong Kong

Yao Wang is subject to Hong Kong profit tax at a rate of 16.5%. No Hong Kong profit tax has been provided as the Group has not had assessable profit that was earned in or derived from Hong Kong during the years presented.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%. High-technology enterprises may obtain a preferential tax rate of 15% provided they meet the related criteria. In December 2019, 1 Pharmacy Technology received approval from relevant government authorities to be classified as a “High and New Technology Enterprise” (“HNTE”) and 1 Pharmacy Technology is still on the position of loss. The HNTE qualification is valid for three years through 2021. In December 2022, 1 Pharmacy Technology renewed HNTE qualification for another three years.

There is no provision for income taxes because the Company and all of its owned subsidiaries are in cumulative loss positions for all the periods presented.

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Years Ended December 31,
	2021	2022
PRC statutory tax rate	25%	25%
Tax effect of other expenses that are not deductible in determining taxable profit	(2)%	(1)%
Effect of enacted tax rate change	2%	2%
Effect of change in valuation allowance	(25)%	(26)%
Effective tax rate	0%	0%

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

16.INCOME TAX EXPENSE (Continued)

PRC (Continued)

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2021 and 2022 are as follows:

	As of December 31,
	2021	2022
Deferred tax assets:
Net loss carryforward	589,792	631,139
Advertising expense carried forward for future deduction	19,123	3,928
Accrued expenses and payroll payable	15,327	22,899
Provision for impairment of assets	6,614	5,597
Others	361	260
Valuation allowance	(631,217)	(663,823)
Total deferred tax assets	—	—
Deferred tax liabilities:
Total deferred tax liabilities	—	—

As of December 31, 2021 and 2022, valuation allowance of RMB 631,217 and RMB 663,823 was provided, respectively. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carryforward periods provided for in the tax law.

As of December 31, 2022, the Group had tax loss carryforwards of RMB 2,524,556 which will expire between 2022 and 2031 if not used.

The Group determines whether or not a tax position is “more-likely-than-not” of being sustained upon audit based solely on the technical merits of the position. The Group does not anticipate any significant changes to its liability for unrecognized tax benefits within the next 12 months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From 2018 to 2022, the Group’s PRC subsidiaries were still within the examination period of the PRC tax authorities.

A deferred tax liability should be recognized for the undistributed profits of the PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Company plans to indefinitely reinvest undistributed profits earned from its PRC subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Company’s subsidiaries were provided as of December 31, 2021 and 2022.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

17.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were RMB28,044, RMB81,468 and RMB67,384for the years ended December 31, 2020, 2021and 2022, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

18.	RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries of the Group in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for the specific purposes of offsetting future losses, enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the years ended December 31, 2020, 2021 and 2022, no appropriation to statutory reserves was made because the PRC subsidiaries had substantial losses during such periods. In addition, due to restrictions on the distribution of share capital from the Company’s PRC subsidiaries, the PRC subsidiaries’ share capital and restricted cash of RMB 717,322 and RMB 656,014 at December 31, 2021 and 2022 is considered restricted, which are not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

19.	COMMITMENTS AND CONTINGENCIES

The Group is subject to periodic legal or administrative proceedings in the ordinary course of its business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the financial statements.

20.	SUBSEQUENT EVENTS

The Group has evaluated subsequent events through April 28, 2023, which is the date when the financial statements were issued.Since January 1, 2023 till April 28, 2023, the Company negotiated with investors of 1 Pharmacy Technology in the contingently redeemable non-controlling interest in 1 Pharmacy Technology, and has obtained commitments from certain investors, who agreed to not exercise their redemption rights before June 30,2024 in connection with redeemable shares amounted to RMB584 million as of December 31, 2022, and one investor holding redeemable shares of RMB114 million has made the same undertaking , subject to certain customary conditions.

ADDITIONAL FINANCIAL INFORMATION - FINANCIAL STATEMENTS SCHEDULE I

111, INC.

FINANCIAL INFORMATION FOR PARENT COMPANY

CONDENSED BALANCE SHEETS

(Amounts in thousands, except for share data and per share data, unless otherwise stated)

	2021	2022	2022
	RMB	RMB	US$
			(Note 2 (ai))
ASSETS
Current assets:
Cash and cash equivalents	12,943	4,873	707
Short term investments	32,156	55,755	8,084
Prepayments and other current assets	4,291	3,168	458
Total current assets	49,390	63,796	9,249
Total assets	49,390	63,796	9,249

LIABILITIES AND EQUITY
Other current liabilities	51,306	82,004	11,889
Deficit in subsidiaries/former VIE	169,868	396,391	57,471
Other non-current liabilities	1,537	—	—
Total liabilities	222,711	478,395	69,360

SHAREHOLDERS’ DEFICIT
Ordinary shares Class A	31	31	4
Ordinary shares Class B	25	25	4
Treasury shares	(40,859)	(40,859)	(5,924)
Additional paid-in capital	2,817,789	2,977,174	431,650
Accumulated deficit	(3,009,678)	(3,426,556)	(496,804)
Accumulated other comprehensive income	59,371	75,586	10,959
Total shareholders’ deficit	(173,321)	(414,599)	(60,111)
Total liabilities and shareholders’ deficit	49,390	63,796	9,249

ADDITIONAL FINANCIAL INFORMATION - FINANCIAL STATEMENTS SCHEDULE I

111, INC.

FINANCIAL INFORMATION FOR PARENT COMPANY

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands, unless otherwise stated)

	Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				(Note 2 (ai))
Operating expenses:
General and administrative expenses	(14,202)	(12,141)	(19,613)	(2,844)
Interest income	166	26	12	2
Other operating income, net	—	50	—	—
Other income, net	2,199	7,089	3,985	578
Loss before tax and loss from investment in subsidiaries and former VIE	(11,837)	(4,976)	(15,616)	(2,264)

Equity in loss from subsidiaries and share of loss in former VIE	(444,696)	(664,834)	(401,262)	(58,180)
Net loss attributable to ordinary shareholders	(456,533)	(669,810)	(416,878)	(60,444)

Other comprehensive income (loss) (net of tax of nil)
Unrealized securities holding gains	—	278	640	92
Realized securities holding gains	—	—	—	—
Foreign currency translation adjustments	(13,697)	(4,051)	15,869	2,302
Unrealized securities holding gains of subsidiaries and former VIE	1,137	8,034	4,170	605
Realized securities holding gains of subsidiaries and former VIE	(970)	(7,801)	(4,464)	(647)
Comprehensive loss	(470,063)	(673,350)	(400,663)	(58,092)

ADDITIONAL FINANCIAL INFORMATION - FINANCIAL STATEMENTS SCHEDULE I

111, INC.

FINANCIAL INFORMATION FOR PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands, unless otherwise stated)

	Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				(Note 2 (ai))
Operating activities:
Net loss	(456,533)	(669,810)	(416,878)	(60,444)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Share of loss of subsidiaries and former VIE	444,696	664,834	401,262	58,180
Other current liabilities	7,170	(128)	5,870	851
Other non-current liabilities	(2,200)	(2,199)	(1,537)	(223)
Net cash used in operating activities	(6,867)	(7,303)	(11,283)	(1,636)

Investing activities:
Payment for shareholder loan to subsidiaries	(135,254)	—	—	—
Purchase of short-term investments	—	(32,427)	(18,925)	(2,744)
Proceeds from sale or maturity of short-term investments	—	—	—	—
Net cash used in investing activities	(135,254)	(32,427)	(18,925)	(2,744)

Financing activities:
Proceeds from ordinary shareholders	6,327	2,918	274	40
Proceeds from loan from subsidiaries	—	41,937	19,010	2,755
Payment of share repurchase	(11,981)	(5,887)	—	—
Net cash (used in) provided by financing activities	(5,654)	38,968	19,284	2,795
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(13,530)	(991)	2,854	415
Net decrease in cash and cash equivalents	(161,305)	(1,753)	(8,070)	(1,170)
Cash and cash equivalents at the beginning of the year	176,001	14,696	12,943	1,877
Cash and cash equivalents at the end of the year	14,696	12,943	4,873	707

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

The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and former VIE. For the parent company, the Group records its investments in subsidiaries and former VIE under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, the losses of subsidiaries and former VIE regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.

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

As of December 31, 2022, there are no material contingencies, mandatory dividend and significant provisions for long-term obligations or guarantees of the Company, except for those which have separately disclosed in the financial statements.