Form 20-F
period 2023-12-31
111, Inc.
filed 2024-05-14
CIK 1738906

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

3-4/F, No.295 ZuChongZhiRoad,
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

As of December 31, 2023, there were 171,044,214 ordinary shares outstanding, par value US$0.00005 per share, being the sum of 99,044,214 Class A ordinary Shares and 72,000,000 Class B ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-accelerated Filer ☐	Non-accelerated Filer ☐

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

Yes ☐   No ☒

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

Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB7.0999 to US$1.00, the exchange rate on December 29, 2023 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

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

We face various legal and operational risks as a company based in and primarily operating in China. The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. For example, we face risks associated with regulatory approvals of offshore securities offerings, anti-monopoly regulatory investigations and actions, cybersecurity and data privacy compliance. The PRC government may also exert influence on our operations as it deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that affected our industry and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action, once taken by the PRC government, could cause the value of such securities to significantly decline or in extreme cases, become worthless.

Implication of the Holding Foreign Companies Accountable Act

Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our auditor. On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2022 after we file our annual report on Form 20-F for such fiscal year. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. For details, see “Risk Factors—Risks Related to Doing Business in China—If the PCAOB is prevented from fully evaluating audits and quality control procedures of our auditor, investors may be deprived of the benefits of such PCAOB inspections.”

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

As of the date of this annual report, through its intermediate holding company, 111, Inc. had made cumulative capital contributions of US$342.5 million to 111, Inc.’s PRC subsidiaries. Proceeds from loan from Hong Kong subsidiary to 111, Inc. was RMB42 million, RMB19 million and RMB167 million in 2021, 2022 and 2023, respectively. Payment for loan from Hong Kong subsidiary to 111, Inc. was nil, nil and RMB54 million in 2021, 2022 and 2023, respectively.

Prior to the termination of the former VIE structure in February 2022, the former VIEs were able to transfer cash to 1 Pharmacy Technology by paying service fees pursuant to the contractual arrangements through which we controlled the former VIEs. For the years ended December 31, 2021 and 2022, the payment of service fees from the former VIEs to 1 Pharmacy Technology amounted to RMB728.5 million and nil, respectively. There were no other assets transferred between the former VIEs, on one hand, and 111, Inc. and its subsidiaries, on the other hand, in 2021, 2022 and 2023. In 2021, 2022 and 2023, no dividends or distributions were made to 111, Inc. by its subsidiaries.

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

Our PRC subsidiaries are permitted to pay dividends to their shareholders, and eventually to 111, Inc., only out of their retained earnings, if any, as determined in accordance with PRC regulations. Such payment of dividends by entities registered in China is subject to limitations, which could result in limitations on the availability of cash to fund dividends or make distributions to shareholders of our securities. For example, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For the years ended December 31, 2021, 2022 and 2023, the dividends that 111, Inc. received from its subsidiaries amounted to nil, nil and nil, respectively.

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

On January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and repealed the Cybersecurity Review Measures promulgated on April 13, 2020. The Revised Cybersecurity Review Measures provide that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public listing in a foreign country. As of the date of this annual report, no detailed interpretation or implementation rules of the Revised Cybersecurity Review Measures have been issued by any authority, and it remains unclear as to whether the relevant requirements will be applicable to companies that are already listed in the United States, including us. The Revised Cybersecurity Review Measures further provide that “critical information infrastructure operators” that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security, and relevant governmental authorities in the PRC may initiate cybersecurity review if they determine that an operator’s network products or services or data processing activities affect or may affect national security. As of the date of this annual report, we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have performed under the PRC cybersecurity laws and regulations. We cannot predict the impact of the Revised Cybersecurity Review Measures at this stage, and we will closely monitor and assess any development in the rule-making process. As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures that have a material and adverse effect on our business, financial condition, results of operations and prospects, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC.

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

The PRC government has previously indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.”

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

We conduct substantially all of our operations in the PRC and substantially all of our assets are located in the PRC. In addition, all of our directors and executive officers named in “Item 6. Directors, Senior Management and Employees - A. Directors and Executive Officers” currently reside within the PRC. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our directors and executive officers.

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

We have been advised by our counsel as to PRC law that, as there are usually difficulties in the recognition and enforcement of foreign judgments among different jurisdictions, (i) it would be highly unlikely that the courts of the PRC would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, and (ii) there is uncertainty as to whether the courts of the PRC would entertain original actions brought in the PRC against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States. Our counsel as to PRC law has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments under certain circumstances in accordance with the requirements of the PRC Civil Procedure Law. Our counsel as to PRC law has advised us further that under PRC law, a foreign judgment that does not otherwise violate basic legal principles, state sovereignty, safety or social public interest may be recognized and enforced by a PRC court, based either on bilateral treaties or international conventions contracted by China and the country where the judgment is made or on reciprocity between jurisdictions. As there currently exists no bilateral treaty, international convention or other form of reciprocity between China and the United States governing the recognition of judgments, including those predicated upon the liability provisions of the U.S. federal securities laws, a situation similar to other jurisdictions without such treaties or other form of reciprocity with the U.S., it would be highly unlikely that a PRC court would enforce judgments rendered by U.S. courts.

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

A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform, with the Company’s founders, Dr. Gang Yu and Mr. Junling Liu, and a PRC subsidiary of the Company, being three of its four partners

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

(3)

Guangdong Yihao Pharmacy Co., Ltd. and Guangdong Yihao Pharmaceutical Chain Co., Ltd. were the former VIEs prior to the termination of the contractual arrangements and transfer of equity interests in February 2022, at which time these entities became our directly owned subsidiaries.

(4)	The shareholders of Wuhan Central China Drug Trading Co., Ltd. include 1 Pharmacy Technology (70%) and Wuhan Zall Venture Capital Co., Ltd. (30%).
(5)	The shareholders of Gansu Yihaoyun Pharmacy Co., Ltd. include Chongqing Yihao Pharmacy Co., Ltd. (51%) and Gansu Rongkang Pharmaceutical Logistics Co., Ltd. (49%).

(6)	The shareholders of Henan Yihao Pharmacy Co., Ltd. include Chongqing Yihao Pharmacy Co., Ltd. (51%) and Henan Derkang Logistics Co., Ltd. (49%).
(7)	The shareholders of Yunan Yaofang Pharmacy Co., Ltd. include Chongqing Yihao Pharmacy Co., Ltd. (51%) and Yunnan Minsheng Pharmacy Co., Ltd. (49%).
(8)	The shareholder of Inner Mongolia Yihao Pharmacy Co., Ltd. include Chongqing Yihao Pharmacy Co., Ltd. (51%) and Inner Mongolia Haodong Technology Co., Ltd. (49%).

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

Risks Related to Our Business and Industry

●	We are subject to evolving regulatory requirements, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to evolving regulatory requirements, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects” in this annual report.
●	Our business, financial condition and results of operations may be materially and adversely affected if we are unable to compete effectively in the PRC general health and wellness market, and we may fail to sufficiently and promptly respond to rapid changes in government regulations, treatment of diseases and customer preferences. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business, financial condition and results of operations may be materially and adversely affected if we are unable to compete effectively in the PRC general health and wellness market, and we may fail to sufficiently and promptly respond to rapid changes in government regulations, treatment of diseases and customer preferences” in this annual report.
●	We may not be able to manage the growth of our business and our expansion plans and operations or implement our business strategies on schedule or within our budget, or at all. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may not be able to manage the growth of our business and our expansion plans and operations or implement our business strategies on schedule or within our budget, or at all” in this annual report.

●	We have incurred operating losses in the past, and may not be able to achieve or maintain profitability in the future. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have incurred operating losses in the past, and may not be able to achieve or maintain profitability in the future” in this annual report.
●	Our pharmaceutical retail and wholesale businesses are subject to a variety of risks, which may have a material and adverse effect on our business, financial condition and results of operations. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our pharmaceutical retail and wholesale businesses are subject to a variety of risks, which may have a material and adverse effect on our business, financial condition and results of operations” in this annual report.
●	Our business generates and processes a large amount of data, and complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may be expensive and may force us to make adverse changes to our business. Many of these laws and regulations are subject to changes and uncertain interpretations, and any failure to comply with these laws and regulations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm our business. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may be expensive and may force us to make adverse changes to our business. Many of these laws and regulations are subject to changes and uncertain interpretations, and any failure to comply with these laws and regulations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm our business” in this annual report.
●	Our failure to properly manage various participants in our ecosystem may materially and adversely affect our business. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our failure to properly manage various participants in our ecosystem may materially and adversely affect our business” in this annual report.
●	Any lack of requisite approvals, licenses or permits applicable to our business, or any non-compliance with relevant laws and regulations, may have a material and adverse effect on our business, financial condition, results of operations and prospects. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business, or any non-compliance with relevant laws and regulations, may have a material and adverse effect on our business, financial condition, results of operations and prospects” in this annual report.
●	We may become subject to product liability and medical liability claims, which could cause us to incur significant expenses and be liable for significant damages if not covered by insurance. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may become subject to product liability and medical liability claims, which could cause us to incur significant expenses and be liable for significant damages if not covered by insurance” in this annual report.
●	We seek to implement our strategy to expand our PRC operations through 1 Pharmacy Technology’s proposed initial public offering and listing of its shares on the Shanghai Stock Exchange or Shenzhen Stock Exchange. If 1 Pharmacy Technology’s proposed listing plan is not successful, our ability to strengthen our market position and operations in the PRC could be materially impaired. Even if 1 Pharmacy Technology successfully completes the proposed listing, we may not achieve the desired results from the listing and our strategy for growth in the PRC may not result in increase in the trading price of our ADSs. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We seek to implement our strategy to expand our PRC operations through 1 Pharmacy Technology’s proposed initial public offering and listing of its shares on the Shanghai Stock Exchange or Shenzhen Stock Exchange. If 1 Pharmacy Technology’s proposed listing plan is not successful, our ability to strengthen our market position and operations in the PRC could be materially impaired. Even if 1 Pharmacy Technology successfully completes the proposed listing, we may not achieve the desired results from the listing and our strategy for growth in the PRC may not result in increase in the trading price of our ADSs” in this annual report.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations” in this annual report.
●	Uncertainties in the interpretation and enforcement of PRC laws and regulations and sudden or unexpected changes in policies, laws and regulations in China could limit the legal protections available to us. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations and sudden or unexpected changes in policies, laws and regulations in China could limit the legal protections available to us” in this annual report.
●	The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas” in this annual report.
●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of pharmaceutical and healthcare industry and internet-related businesses, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of pharmaceutical and healthcare industry and internet-related businesses, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations” in this annual report.
●	We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” in this annual report.
●	Our ADSs may be delisted and our ADSs and Class A ordinary shares may be prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China for two consecutive years. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor was subject to the determinations that the PCAOB was unable to inspect or investigate completely. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If the PCAOB is prevented from fully evaluating audits and quality control procedures of our auditor, investors may be deprived of the benefits of such PCAOB inspections.”

Risks Related to American Depositary Shares

●	The trading price for the ADSs may be volatile. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to American Depositary Shares—The trading price for the ADSs may be volatile” in this annual report.
●	Techniques employed by short sellers may drive down the trading price of the ADSs. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to American Depositary Shares—Techniques employed by short sellers may drive down the trading price of the ADSs” in this annual report.

●	Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to American Depositary Shares—Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial” in this annual report.
●	The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to American Depositary Shares—The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs” in this annual report.

Risks Related to Our Business and Industry

We are subject to evolving regulatory requirements, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects.

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

Meanwhile, the regulations of both the internet industry and its internet healthcare sector are relatively new and evolving, and their interpretation and enforcement involve uncertainty. As a result, under certain circumstances, it may be difficult to determine what actions or omissions would be deemed in violation of applicable laws and regulations. These uncertainties entail risks that may materially and adversely affect our business prospects. Due to the uncertainty and complexity of the regulatory environment, we cannot assure you that future laws and regulations would not render our operations non-compliant or that we would always be in full compliance with applicable laws and regulations. Compliance with future laws and regulations may require us to change our business models and practices at an undeterminable and possibly significant financial cost. These additional monetary expenditures may increase future overhead, which may, in turn, have a material adverse effect on our business, financial condition and results of operations.

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

The pharmaceutical retail and wholesale industry in China is subject to government regulation and supervision as well as monitoring by various government authorities. Certain other laws, rules and regulations may affect the pricing, demand and distribution of pharmaceutical products, such as those relating to procurement, prescription and dispensing of drugs by hospitals and other medical institutions, retail pharmacy, government funding for private healthcare and medical services, and the inclusion of products in the drugs catalogs for national basic medical insurance, on-the-job injury insurance and maternity insurance promulgated by the Ministry of Human Resources and Social Security of the People’s Republic of China, or the MOHRSS. In addition, the pharmaceutical manufacturing, pharmaceutical distribution, pharmaceutical retail, healthcare services and medical device industries in China are each subject to changing government regulations and supervision. Any unfavorable regulatory changes in these industries may also increase our compliance burden and materially and adversely affect our business, profitability and prospects.

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

We experienced net loss in the amount of RMB621.0 million, RMB376.1 million and RMB353.4 million (US$49.8 million) in 2021, 2022 and 2023, respectively. We expect our operating costs and expenses to increase in the future in absolute terms as we expand our operations. We may also incur additional legal, accounting, and other expenses as a public company. If our revenue does not grow at a greater rate than our expenses, we will not be able to achieve and maintain profitability. We may incur significant losses in the future for various reasons, many of which may be beyond our control. Additionally, we may encounter unforeseen expenses, operating delays, or other unknown factors that may result in losses in the future. If our cost of sales and expenses continuously exceed our revenue, our business may be materially and adversely affected and we may not be able to achieve or maintain profitability.

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

We generate and process a large amount of personal, transaction, demographic and behavioral data including medical records and other personal information. We face risks inherent in handling large volumes of data and in securing and protecting such data. In particular, we face a number of data-related challenges related to our business operations, including:

●	protecting the data in and hosted on our system, including against attacks on our system by external parties or fraudulent behavior by our employees;
●	addressing concerns related to privacy and sharing, safety, security and other factors; and

●	complying with applicable laws, rules and regulations relating to the collection, storage, use, processing, transmission, provision, disclosure, deletion or security of personal information, including any requests from regulatory and government authorities relating to such data.

Regulatory requirements regarding the protection of such data are constantly evolving and can be subject to change, making the extent of our responsibility in that regard uncertain. Under certain regulations, rules and measures promulgated by the Ministry of Industry and Information Technology of the People’s Republic of China, or the MIIT, since 2011, any collection and use of a user’s personal information by an internet services provider must be subject to the consent of the user, abide by the principles of legality, rationality and necessity, and be within the specified purposes, methods and scopes. The internet services provider must keep all information collected strictly confidential and is prohibited from divulging, tampering with or destroying any such information, or selling or providing such information to other parties.

The PRC Cyber Security Law, which took effective in June 2017, created China’s first national-level data protection regime for “network operators,” which may include all organizations in China that provide services over the internet or other information network. Furthermore, in August 2018, the Standing Committee of China’s National People’s Congress, or the SCNPC promulgated the E-Commerce Law of the People’s Republic of China, or the E-Commerce Law, to regulate the e-commerce activities conducted within the territory of the PRC, which further strengthens the protection of consumers’ personal data and privacy. In addition, the PRC Data Security Law took effect in September 2021. Numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of, or in addition to, the Cyber Security Law and Data Security Law. For example, Regulations on the Security Protection of Critical Information Infrastructure, or the CII Protection Regulations, became effective in September 2021. According to the CII Protection Regulations, a critical information infrastructure operator, or a CIIO, must take the responsibility to protect the CII’s security by performing certain prescribed obligations. The Safety Assessment Measures for Data Outbound Transfer, which became effective on September 1, 2022, outlined the requirements and procedures for security assessments on export of important data or personal information collected or generated within the territory of mainland China under certain circumstances, and provided that the security assessment shall combine pre-assessment and continuous supervision, and risk self-assessment and security assessment to prevent data export security risks. According to the Measures for the Standard Contract for Outbound Transfer of Personal Information, where personal information is transferred outbound through entering into standard contract, combination of voluntarily contracting and filing management, rights protection and risk prevention shall be insisted, to guarantee the safety and freedom of the outbound transfer of personal information. For additional information, see “Item 4. Information on the Company—B. Business Overview— Regulations— Regulations relating to Internet Information Security and Privacy Protection.” As of the date of this annual report, we have not been identified as a CIIO by the relevant regulatory authority.

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

Our privacy policies and practices concerning the collection, storage, use, processing and disclosure of user data are posted on our mobile app. Any failure, or perceived failure, by us to comply with our privacy policies or with any applicable regulatory requirements or privacy protection-related laws, rules and regulations could result in proceedings or actions against us by governmental entities or others. These proceedings or actions may subject us to significant penalties and negative publicity, require us to change our business model or practices, increase our costs and severely disrupt our business, which may materially and adversely affect our business, financial condition, results of operations and prospects.

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

Our business is subject to governmental supervision and regulation by various PRC governmental authorities including, but not limited to, the Ministry of Commerce of the People’s Republic of China, or MOFCOM, the MIIT, the National Health and Family Planning Commission of the People’s Republic of China, or the NHFPC, which was restructured and integrated into the National Health Commission of the People’s Republic of China, or the NHC, National Medical Products Administration, formerly China Food and Drug Administration (the “NMPA” or “CFDA”), the State Administration for Market Regulation (the “SAMR”), formerly the State Administration for Industry and Commerce (the “SAIC”), the CAC, and the corresponding local regulatory authorities. Such government authorities promulgate and enforce laws and regulations that cover a variety of business activities that our operations concern, such as provision of internet information, online and offline retail, sales and online operation of pharmaceutical products and medical devices, sales of food, and internet advertisement, among other things. These regulations in general regulate the entry into, the permitted scope of, as well as approvals, licenses and permits for, the relevant business activities.

In addition to obtaining necessary approvals, licenses and permits for conducting our business, we must comply with relevant laws and regulations. Our businesses, such as online and offline pharmaceutical retail and wholesale distribution and online healthcare services, are subject to various and complex laws and regulations, government regulations and supervision. We may not be fully informed of all and new requirements under relevant laws and regulations in a timely manner, and even if we become aware of new requirements, due to uncertainties in their interpretations and implementation, it will be difficult for us to determine what actions or omissions would be deemed as violations of applicable laws and regulations. We may also not be able to respond to evolving laws and regulations and take appropriate action in time to adjust our business model. As a result, we may be in violation or non-compliance with such laws and regulations.

In particular, under the Administrative Measures for the Supervision and Administration of Circulation of Pharmaceuticals promulgated by the CFDA in 2007, a company is prohibited from selling prescription drugs to consumers without prescription, via internet or by post. A company in violation of such prohibitions will be instructed to rectify, given a disciplinary warning, and/or imposed an administrative penalty of no more than RMB30,000 per violation. See “Item 4. Information on the Company—B. Business Overview— Regulations— Regulations Relating to Online Operation of Drugs and Medical Devices.” The Drug Administration Law of the People’s Republic of China revised in 2019, or the Drug Administration Law, and the Administrative Measures for the Supervision and Administration of Operation and Use of Pharmaceuticals promulgated by the SAMR in 2023, which replaced the Administrative Measures for the Supervision and Administration of Circulation of Pharmaceuticals, abolish the restriction on online sale of prescription drugs and adopts the principle of keeping online and offline sales consistent, which allow the qualified pharmaceutical enterprise to conduct online sale of drugs (including prescription drugs, but not certain special controlled drugs). In addition, the entity that operates a third-party online drug transaction platform shall be filed with relevant authority for drugs supervision and administration and responsible to examine the qualifications of the drug marketing permit holders and drug operation enterprises applying to operate on its platform, ensure that they meet legal requirements, and manage the drug operation behaviors occurring on the platform. The Measures for Supervision and Administration of Online Drug Sales, or the Online Drug Sales Measures were promulgated by the SAMR in August 2022 and took effect since December 1, 2022. According to the Online Drug Sales Measures, whoever sells prescription drugs online to individuals shall ensure that the sources of prescriptions are authentic and reliable and shall conduct real-name authentication. Certain measures shall be taken by the online prescription drug retailers and third-party platforms to verify the information of the prescription provider and avoid repeated use of the prescriptions. Online drug retailers shall provide comprehensive risk warning to consumers before selling prescription drugs, and shall not, in violation of the provisions, give prescription drugs or class A over-the-counter drugs to individual for free in return for purchasing drugs or commodities. The online drug sellers and third-party platforms shall perform their respective obligations to ensure the quality and safety of online drug selling, and shall report or file their relevant information to competent drug supervision and administration department. Since these laws and regulations are relatively new, uncertainties still exist in relation to their interpretation and implementation. In the past, we had received disciplinary warnings and administrative penalties due to certain non-compliance incidents in relation to prescription drugs sales. We have adjusted our sales model and relevant functions of our online platforms in response to such warnings and penalties. However, it remains uncertain that our sales model and online platforms as adjusted are and will be in full compliance with the relevant laws and regulations, which are evolving and subject to changes. In addition, due to the complexity of our IT system, its potential errors, or human errors, mistakes or misconduct by our offline retail pharmacies, we cannot assure you that we can fully comply with and meet the requirements under all laws and regulations related to the sale of prescription drugs. Any failure to comply with such laws and regulations could materially and adversely affect our business, results of operations, financial condition and prospects.

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

According to the agreement signed between 1 Pharmacy Technology and its investors in 2020, if the proposed STAR Listing is not completed before June 30, 2023, the investors have the right to request Yao Wang to redeem all or part of their equity at the cost of investment, plus an annual interest rate of 6%. This amount has been recorded as redeemable non-controlling interests at the carrying amount of RMB871 million and accrued expenses and other current liabilities at the carrying amount of RMB240 million, respectively as of December 31, 2023. As of the date of this annual report, we were negotiating with the investors of 1 Pharmacy Technology to extend the deadline for redeeming the contingently redeemable non-controlling interest in 1 Pharmacy Technology. As of the same date, certain holders, with a carrying amount of RMB384 million as of December 31, 2023, have signed share repurchase agreements to facilitate repayments. The first installment, amounting to 10% of the principal, is to be repaid within 60 days of signing the agreement. The second installment, comprising 20% of the principal, is due on September 30, 2025 if the holders exercise their redemption rights, while the remaining 70% of the principal, along with all accumulated interest, will be due on September 30, 2026 if the holders exercise their redemption rights. Meanwhile, other holders, with a carrying amount of RMB213 million as of December 31, 2023, have signed commitment letters rearranging their redemption schedules. Pursuant to these commitments, 10% of the principal is to be repaid within 60 days of signing the respective commitment letter, and the remaining 90% of the principal, along with all accumulated interest, will be due on September 30, 2025 if the holder exercise their redemption rights on June 30, 2025. As of the date of this annual report, RMB205 million of principal and RMB42 million of accrued interests are redeemable, and RMB230 million of principal and RMB50 million of accrued interests will be redeemable if the holders exercise their redemption right within one year of the issuance of this annual report. Despite our efforts to extend the redemption schedules, we cannot assure you that we will be able to obtain consent to such extension from every investor of 1 Pharmacy Technology and that Yao Wang will have sufficient funds to satisfy its payment obligations if the investors of 1 Pharmacy Technology elect to exercise their redemption rights. To the extent Yao Wang requires additional funding, we cannot assure you that such capital will be available on terms acceptable to us, or at all. Any such lack of fund may cause our defaults under the agreements between us and the investors and may impair our reputation and ability to grow its operations, which could have a material adverse effect on our operating results and on the price of the ADSs.

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

As our pharmaceutical retail and wholesale businesses carry a wide range of products and maintain significant inventory levels for a substantial portion of our merchandise, we may be unable to sell such inventory in sufficient quantities or during the relevant sales seasons. We had net write-downs of our inventories to their net realizable value of RMB46.0 million, RMB28.5 million and RMB19.9 million (US$2.8 million) in 2021, 2022 and 2023, respectively. Inventory levels in excess of customer demand may result in inventory write-downs, expiration of products or an increase in inventory holding costs and a potential negative effect on our liquidity.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

An outbreak of disease or similar public health threat, or fear of such an event, could have a material adverse impact on our business, operating results and financial condition

We are subject to numerous risks outside of our control, including risks arising from natural disasters, such as fires, earthquakes, hurricanes, floods, tornadoes, unusual weather conditions, epidemics (including Covid-19) and other global health emergencies, supply chain disruption, terrorist acts or disruptive global political events, or similar disruptions that could materially adversely affect business and financial performance.

Any public health emergencies, including a real or potential global pandemic such as those caused by the avian flu, SARS, Ebola, coronavirus, or even a particularly virulent flu, could decrease demand for our services. A public health epidemic, including Covid-19, poses the risk that we or our employees, suppliers, consumers, and other business partners may be prevented from conducting business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities. Given the interconnectivity of the global supply chain and global economy, and the possible rate of future global transmission, the impact of Covid-19 may extend beyond the areas which are currently known to be impacted. While we have seen gradual recovery of our overall business resulting from improving health statistics in China since March 2020, the potential downturn brought by and the duration of the Covid-19 pandemic may be difficult to assess or predict, and any associated negative impact on our business in China and overseas will depend on many factors beyond our control. Major factors include the extent of resurgences of the disease and its variants, vaccine distribution and other actions taken to contain the impact of Covid-19. The measures taken by the governments of countries affected could disrupt the demand from our customers, our sales efforts, the delivery of our services, reduce our customers’ ability to pay and adversely impact our oversea business, financial condition and results, or results of operations.

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

The Chinese economy is unique compared to most developed nations in several ways, such as government involvement, development level, growth pace, foreign exchange management, and resource distribution. While the Chinese government has taken steps towards economic reform by leveraging market forces, reducing state ownership in businesses, and enhancing corporate governance, the government still plays a crucial role in guiding industry growth through various policies. It also significantly influences China’s economic expansion by overseeing foreign currency payments, determining monetary policy, and offering support to specific industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government regulation over capital investments or changes in tax regulations. Additionally, the Chinese government’s actions, such as adjusting interest rates based on the economy’s performance, may influence economic growth rates.

Furthermore, there is no assurance that the substantial growth in the PRC economy in the previous decades will continue or continue at the same pace. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations. Additionally, in recent years, the United States-China relations also give rise to uncertainties on the PRC economy as well as the global economy. Since 2018, the United States government increased tariffs on Chinese products. In retaliation, the PRC government responded with tariffs on United States products. The trade tensions were accompanied with escalating economic restrictions and sanctions, which created further uncertainties and volatilities to the PRC economy and global markets. Since 2019, the United States government has imposed increasing restrictions on exporting sensitive United States goods to Chinese technology companies. The future development and lasting impact of the United States-China relations on China’s economy and our industry remain uncertain. Should the United States-China relations materially impact the PRC economy, the demand for our products and services may reduce and our business and results of operations may be materially and adversely affected.

Uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, laws and regulations in China could limit the legal protections available to us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

The PRC government has recently published new policies that affected our industry, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could further adversely affect our business, financial condition and results of operations. We terminated our former VIE structure in February 2022, following which all of the former VIEs became our subsidiaries. Since then, we have been a Cayman Islands holding company with operations conducted by our PRC subsidiaries, which involves unique risks to investors. Chinese regulatory authorities could change the rules and regulations regarding foreign ownership in the industry in which we operate, which would likely result in a material change in our operations and/or a material change in the value of our securities, including that it could cause the value of such securities to significantly decline or become worthless. Furthermore, the PRC government has also recently published new regulations and guidance to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. See “—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.” Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. In addition, China enacted its amended Company Law, which will come into effect on July 1, 2024. The changes are significant in many respects and will have deeply affect companies incorporated in China, including a new rule that requires shareholders of limited liability companies to make their capital contributions in full within five years. We cannot assure you that we will be able to comply with these new laws and regulations in all respects, and we may be ordered to rectify, suspend or terminate any actions or services that are deemed illegal by the regulatory authorities and become subject to material penalties, which may materially harm our business, financial condition, results of operations and prospects.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

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

On January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and repealed the Cybersecurity Review Measures promulgated on April 13, 2020. The Revised Cybersecurity Review Measures provide that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public listing in a foreign country. As of the date of this annual report, no detailed interpretation or implementation rules of the Revised Cybersecurity Review Measures have been issued by any authority and it remains unclear as to whether the relevant requirements will be applicable to companies that are already listed in the United States, including us. The Revised Cybersecurity Review Measures further provide that “critical information infrastructure operators” that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security, and relevant governmental authorities in the PRC may initiate cybersecurity review if they determine that an operator’s network products or services or data processing activities affect or may affect national security. As of the date of this annual report, we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have performed under the PRC cybersecurity laws and regulations. We cannot predict the impact of the Revised Cybersecurity Review Measures at this stage, and we will closely monitor and assess any development in the rule-making process. As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures that have a material and adverse effect on our business, financial condition, results of operations and prospects, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC.

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

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including but not limited to the MOFCOM, the MIIT, the National Medical Products Administration, or the NMPA, the NHC and the SAMR and their counterparts. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of pharmaceutical operation, medical and healthcare services and internet-related business, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in such business. The laws and regulations related to medical and healthcare services and internet-related business are evolving, and their interpretation and enforcement involve uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. For example, under PRC laws, an entity must obtain the pharmaceutical operation license from the NMPA or its counterpart for conducting pharmaceutical wholesale and retail business, the value-added telecommunication service operating licenses from the MIIT or its counterpart for either online information services or third-party e-commerce platform, and an online drug transaction third-party platform shall file its relevant information to competent drug supervision and administration department, among others. We have made great efforts to obtain all applicable licenses and permits necessary to our main business. However, the interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the pharmaceutical operation, medical and healthcare services and internet-related business have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, pharmaceutical operation, medical and healthcare services and internet-related business industry in China, including our business, we cannot assure you that we have obtained all the permits or licenses required for conducting our business or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Our business funds or assets might not be readily available for operations or other uses outside of the regions where we operate, due to the processes and procedures required under applicable laws and regulations, which can be complex and time-consuming. Additionally, if our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us, which may restrict our ability to satisfy our liquidity requirements. For more information, see “Item 3. Key Information—Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors” and “Item 4. Information on the Company—B. Business Overview— Regulations— Relating to Foreign Exchange and Dividend Distributions.”

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

Regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental supervision of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to or make additional capital contributions to our subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations primarily through our PRC subsidiaries. We may make loans to our subsidiaries subject to the approval from competent PRC governmental authorities, and we may make additional capital contributions to our foreign invested subsidiaries in China.

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

In 2008, SAFE promulgated the Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, which used to regulate the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting the usage of converted Renminbi. In March 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises, or Circular 19. Circular 19 took effect as of June 1, 2015 and superseded Circular 142 on the same date. Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises and allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi fund converted from their foreign exchange capitals for expenditures beyond their business scopes. In June 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or Circular 16. Circular 16 continues to prohibit foreign-invested enterprises from, among other things, using the Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing (except for guarantee products issued by a bank or otherwise permitted by laws), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use (except for real estate enterprise). Pursuant to the Notice of the State Administration of Foreign Exchange on Further Promoting Cross-border Trade and Investment Facilitation, or Circular 28, promulgated on October 23, 2019, non-investment foreign invested enterprises are allowed to invest their capital in domestic equity in accordance with laws and regulations on the condition that such investment is not in violation of the Special Administrative Measures for Admission of Foreign Investment (Negative List) in force and the domestic projects to be invested shall be authentic and legal. According to the Circular on Optimizing the Administration of Foreign Exchange to Support the Development of Foreign-related Business, or SAFE Circular 8, issued by the SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments using the income under their capital accounts generated from their capital, foreign debt and overseas listing, without providing materials evidencing the authenticity in advance, provided that the capital usage is authentic and compliant with the current capital account income usage management regulations. The concerned bank is required to conduct spot checks in accordance with the relevant requirements. The Notice on Further Deepening Reforms to Facilitate Cross - Border Trade and Investment promulgated by SAFE on December 4, 2023, or SAFE Notice 28, facilitates the payment and use of the funds for equity transfer of the reinvestment by foreign - invested enterprises (FDI) in the PRC and the funds raised through overseas listing. The asset realization account under the capital account is adjusted to settlement account under the capital account, and the equity transfer consideration in foreign currency received by a PRC transferor from a PRC entity or the funds in foreign currency raised by a PRC enterprise through overseas listing may be directly remitted into the settlement account under the capital account and be settled and used autonomously. However, as these circulars are relatively new, there are still uncertainties regarding its interpretation, implementation and enforcement. All of these factors may significantly limit our ability to transfer to and use in China the net proceeds from our initial public offering, which may adversely affect our business, financial condition and results of operations.

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

Government regulation on currency conversion may limit our ability to utilize our operating revenue effectively and affect the value of your investment.

It might not be possible to freely convert and circulate foreign exchange across various countries or regions. The exchange of the local and foreign currencies and the inward and outward remittance of the foreign currencies may require necessary processes and procedures in accordance with applicable laws and regulations, which may be complex and time-consuming. This could impact our ability to allocate capital across borders or receive dividends from these countries or regions in a timely manner.

We receive substantially all of our operating revenue in Renminbi. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiary, 1 Pharmacy Technology, can pay dividends in foreign currencies to us without prior approval from SAFE, subject to the certain procedures under PRC foreign exchange regulation. But approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses under capital account items such as overseas investment and the repayment of loans denominated in foreign currencies.

The PRC government imposes restrictive foreign exchange policies and scrutiny of major outbound capital movement. More restrictions and vetting processes have been put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion further tighten its regulation over access to foreign currencies in the future for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-mandated employee benefit contribution plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit contribution plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. We may be subject to late fees and fines in relation to the underpaid employee benefits and under-withheld individual income tax, and our financial condition and results of operations may be adversely affected.

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

In July 2014, the SAFE issued a circular on foreign exchange administration involved in overseas investment, financing and roundtrip investment conducted by PRC residents via offshore special purpose vehicles, or Circular 37, which replaced Circular 75 and further requires PRC resident individuals or PRC institutions to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing by either onshore or offshore assets or equity legally held by such PRC residents. In February 2015, SAFE released the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or Circular 13, which further clarified that offshore individuals who have foreign identification and use their offshore assets or equity to make contributions into an offshore special purpose vehicle are not subject to the registration under Circular 37.

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

It may be difficult for regulators to conduct cross-border investigation.

Disclosing documents or information from China to foreign entities, as with many other jurisdictions, faces legal restrictions. It must adhere to China’s state secrecy laws which widely categorize “state secrets” to encompass issues related to economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect our operations will be honored by us, by entities who provide services to us or with whom we associate, without violating PRC legal requirements, especially as those entities are located in China. Furthermore, under the current PRC laws, an on-site inspection of our facilities by any of these regulators may be limited or prohibited.

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

The Circular on Strengthening the Confidentiality and Archives Administration Relating to Overseas Issuance and Listing of Securities by Domestic Companies was jointly promulgated by the CSRC, the Ministry of Finance of the People’s Republic of China, or the MOF, the National Administration of State Secrets Protection and the National Archives Administration of China, and came into effect on March 31, 2023, according to which, a PRC domestic company shall obtain approval and make filings with relevant authorities when providing or publicly disclosing, by itself or through the overseas listing entity, any document or material which involves national secrets or state organs work secrets. Investigations, collections of evidence or inspections conducted on the PRC domestic company regarding its overseas offering and listing, or on the securities companies and securities service institutions that provide relevant services for such overseas offering and listing proposed by overseas securities regulatory authorities and relevant competent departments shall be carried out through cross-border regulatory cooperation mechanism. Approval from the CSRC or relevant competent departments shall be obtained before the PRC domestic company, securities companies and securities service institutions cooperating with such investigation, inspection or providing documents or materials. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the U.S. may not be efficient in the absence of mutual and practical cooperation mechanism. While detailed interpretation of or implementation rules under these laws are yet to be promulgated, the inability for a foreign securities regulator to directly conduct investigation or evidence collection activities in China and any other jurisdiction in which we operate may further increase the difficulties you face in protecting your interests.

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

If the PCAOB is prevented from fully evaluating audits and quality control procedures of our auditor, investors may be deprived of the benefits of such PCAOB inspections.

Inspections of certain registered public accounting firms that the PCAOB has conducted in mainland China and Hong Kong have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China in the past made it difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors that were subject to PCAOB inspections, although we expect the effectiveness of audit procedures or quality control procedures conducted by auditors in China will gradually improve, given the ability of PCAOB to conduct inspection of such auditor firms since 2022. Nevertheless, investors may lose confidence in our reported financial information and procedures and the quality of our financial statements due to the historical reasons. As part of our continued efforts to ensure accuracy of our financial reporting, our audit committee periodically communicates with our independent auditor to oversee and evaluate the audit procedures and status. However, we cannot assure you that the measures our audit committee has taken or will take in the future will be effective.

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

Since the ADSs became listed on Nasdaq on September 12, 2018, the trading price of the ADSs has ranged from US$1.19 to US$45.88. The trading prices of the ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the trading prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the trading price of the ADSs.

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

As of March 31, 2024, our founders, Dr. Gang Yu and Mr. Junling Liu, beneficially own all of our issued and outstanding Class B ordinary shares. These Class B ordinary shares constitute approximately 42.02% of our total outstanding share capital and 91.58% of the aggregate voting power of our total outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Sales of ADSs in the public market, or the perception that these sales could occur, could cause the trading price of the ADSs to decline. As of March 31, 2024, we have 171,328,644 ordinary shares outstanding, including 99,328,644 Class A ordinary shares. All of our ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining Class A ordinary shares will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

As of March 31, 2024, our directors and executive officers collectively owned an aggregate of 92.3% of the total voting power of our outstanding ordinary shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

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

We adopted our 2016 share incentive plan, or the 2016 Plan, in 2016 to promote our success and the interests of our shareholders by providing a means through which we may grant equity-based incentives to attract, motivate, retain and reward certain officers, employees, directors, consultants and other eligible persons and to further link the interests of recipients with those of our shareholders generally. We adopted certain share incentive policies in December 2013 and August 2014, or the 2013 Policy and the 2014 Policy, respectively. Since the adoption of the 2016 Plan, we stopped granting awards under the 2013 Policy or the 2014 Policy, although the outstanding awards under the 2013 Policy and the 2014 Policy are still being administered under their respective policies. In August 2018, we adopted our 2018 Share Incentive Plan, or the 2018 Plan, which replaced the 2016 Plan in its entirety. Upon the effectiveness of the 2018 Plan, we no longer grant any awards under the 2016 Plan. Outstanding awards granted under the 2016 Plan will remain effective and be subject to the terms and conditions of the 2018 Plan. Under the 2016 Plan, we were authorized to grant options to purchase ordinary shares of our company. The maximum number of ordinary shares which may be issued pursuant to all awards under the 2013 Policy, the 2014 Policy and the 2016 Plan is 13,671,109. Under the 2018 Plan, the maximum number of our shares that may be issued pursuant to all awards is 13,671,109, plus an annual increase on the first day of each fiscal year during the ten-year term of the 2018 Plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to the lesser of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by our board of directors. As of the date of this annual report, options to purchase 7,211,037 Class A ordinary shares and 60,000 restricted share units are granted and outstanding under the 2013 Policy, the 2014 Policy and the 2016 Plan, and options to purchase 2,182,198 Class A ordinary shares and 7,951,912 restricted share units are granted and outstanding under the 2018 Plan. On October 27, 2022, our board of directors resolved, effective December 31, 2022, that the exercise price per share of each option that was outstanding and not exercised, canceled, forfeited, or surrendered immediately prior to December 31, 2022, whether vested or unvested, shall be amended to USD0.01 per Share and all other terms of the share options granted remain unchanged. For the financial impact of such modification to the exercise price, see Note 14 to our consolidated financial statements included elsewhere in this annual report. For more information about our share incentive plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation.” We believe the granting of share-based compensation is important to our ability to attract, retain and incentivize key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. In the future, if we lose our foreign private issuer status as of the last date of our second fiscal quarter, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on the following January 1, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq Global Market listing rules. If we lose our status as a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we will not otherwise incur as a foreign private issuer in order to maintain our listing on a U.S. securities exchange.

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

Based on the composition of our income and assets and the estimated value of our assets, including goodwill, which is based on the price of our ADSs, we believe that we were not a PFIC for our taxable year ended on December 31, 2023. However, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in large part, by reference to the market price of the ADSs, which has been and may continue to be volatile). Therefore, the risk of us being or becoming a PFIC will increase if during any taxable year our ADS price declines significantly.

In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. We also hold a substantial amount of cash. Accordingly, there can be no assurance that we will not be a PFIC for our 2024 or any future taxable year. If we were a PFIC for any taxable year during which a U.S. taxpayer holds ADSs or ordinary shares, the U.S. taxpayer generally would be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions,” and additional reporting requirements. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

Through 1 Pharmacy Technology, we obtained control over Yihao Pharmacy, Yihao Pharmaceutical Chain and Shanghai Yaowang, or collectively, the previous variable interest entities, based on a series of contractual arrangements. In February 2022, we obtained direct equity ownership in all of our previous variable interest entities through terminating such contractual arrangements, the details of which are described in the paragraphs below. Shang Yaowang was dissolved in April 2024.

In May 2018, Chongqing Yihao Pharmacy Co., Ltd. was established as a wholly owned subsidiary of Yihao Pharmacy in the PRC. In December 2018, Yihao Pharmacy transferred 100% equity interests in Chongqing Yihao Pharmacy Co., Ltd. to 1 Pharmacy Technology. In June 2018, Tianjin Yihao Pharmacy Co., Ltd. was established as a wholly owned subsidiary of Yihao Pharmacy in the PRC. In July 2018, Kunshan Yifang Pharmacy Co., Ltd. was established as a wholly owned subsidiary of Yihao Pharmacy. In August 2019, Chongqing Yihao Pharmacy Co., Ltd. purchased 100% of the equity interests in Hubei Yihao Pharmacy Co., Ltd. In October 2020 and November 2020, Shanxi Yihao Yaofang Pharmacy Co., Ltd. and Liaoning Yihao Pharmacy Co., Ltd. were established as wholly owned subsidiaries of Chongqing Yihao Pharmacy Co., Ltd. in the PRC. In September 2022 and January 2023, Chongqing Yihao Pharmacy Co., Ltd. purchased 51% of the equity interests in Gansu Yihaoyun Pharmacy Co., Ltd. and Yunan Yaofang Pharmacy Co., Ltd. respectively from Gansu Rongkang Pharmaceutical Logistics Co., Ltd. and Shaohong Wei. In September 2022, Chongqing Yihao Pharmacy Co., Ltd. and Henan Derkang Logistics Co., Ltd. jointly established Henan Yihao Pharmacy Co., Ltd., in which Chongqing Yihao Pharmacy Co., Ltd. holds 51% of the share equity. In June 2023, Chongqing Yihao Pharmacy Co., Ltd. purchased 51% of the equity interests in Inner Mongolia Yihao Pharmacy Co., Ltd. from Inner Mongolia Haodong Technology Co., Ltd.

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

On August 17, 2020, 1 Pharmacy Technology completed the capital injection from new investors with an aggregate of RMB419.82 million (approximately US$60.49 million). On December 22, 2020, 1 Pharmacy Technology completed another round of financing with an aggregate of RMB515 million (approximately US$78.75 million). In connection with each round of the capital injection, the investors agreed to take all necessary and reasonable steps to facilitate the proposed listing of 1 Pharmacy Technology on the STAR Market. In the event that 1 Pharmacy Technology’s proposed listing on the STAR Market is not completed before June 30, 2023 or another date otherwise agreed by 1 Pharmacy Technology and the investors in writing, such investors may choose to exercise their options to require the controlling shareholder of 1 Pharmacy Technology, Yao Wang, to redeem all or part of the equity interests then owned by such investors plus an annual interest rate of 6%. This amount has been recorded as redeemable non - controlling interests of RMB871 million and accrued expenses and other current liabilities of RMB240 million, including accrued interest, respectively as of December 31, 2023. As of the date of this annual report, we were negotiating with the investors of 1 Pharmacy Technology to extend the deadline for redeeming the contingently redeemable noncontrolling interest in 1 Pharmacy Technology. As of the date of this annual report, certain holders, with a carrying amount of RMB384 million as of December 31, 2023, have signed share repurchase agreements to facilitate repayments. The first installment, amounting to 10% of the principal, is to be repaid within 60 days of signing the agreement. The second installment, comprising 20% of the principal, is due on September 30, 2025 if the holder exercise their redemption rights, while the remaining 70% of the principal, along with all accumulated interest, will be due on September 30, 2026 if the holders exercise their redemption rights. Meanwhile, other holders, with a carrying amount of RMB213 million as of December 31, 2023, have signed commitment letters rearranging their redemption schedules. Pursuant to these commitments, 10% of the principal is to be repaid within 60 days of signing the respective commitment letter, and the remaining 90% of the principal, along with all accumulated interest, will be due on September 30, 2025 if the holder exercise their redemption rights on June 30, 2025. As of the date of this annual report, RMB205 million of principal and RMB42 million of accrued interests are redeemable, and RMB230 million of principal and RMB50 million of accrued interests will be redeemable if the holders exercise their redemption right within one year of the issuance of this annual report.

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

We historically operated our business through contractual arrangements with former variable interest entities, or VIEs, based in the PRC, namely Yihao Pharmacy, Yihao Pharmaceutical Chain and Shanghai Yaowang in which we did not directly own any equity interests. During the term of such contractual arrangements, we were able to consolidate the financial results of the former VIEs in our consolidated financial statements in accordance with U.S. GAAP. In 2021, the amount of revenues generated by the former VIEs accounted for 40.6% of our total net revenues. As of December 31, 2021, the total assets of the variable interest entities, excluding amounts due from other companies in the Group, equaled to 31.8% of our consolidated total assets. In February 2022, we terminated the contractual arrangements between 1 Pharmacy Technology and the VIEs, and Mr. Yue Xuan and Ms. Jing Liu, who were the shareholders of Yihao Pharmacy, transferred their equity interests in Yihao Pharmacy to 1 Pharmacy Technology. Following such termination and share transfer, all of the former VIEs became our subsidiaries in which we had direct equity ownership.

On September 9, 2022, our board of directors received an unsolicited preliminary non-binding proposal letter (the “Proposal”) from Dr. Gang Yu, Mr. Junling Liu, (collectively, the “Co-Founders”) and Shanghai Guosheng Capital Management Co., Ltd. (the “Sponsor,” and together with the Co-Founders, the “Buyer Group”), proposing to acquire all of outstanding Class A ordinary shares (the “Class A Shares”) of the Company, including Class A Shares represented by ADSs, that are not currently owned by the Buyer Group in a going-private transaction at a proposed purchase price of US$1.83 per Class A Share or US$3.66 per ADS in cash. According to the Proposal, the Buyer Group intends to fund the consideration payable to consummate the transactions contemplated in the Proposal with equity capital. Equity financing is expected to be provided in the form of rollover equity in the Company and cash contributions from the Sponsor or its affiliates. On February 27, 2024, we received a notice from the Buyer Group, stating that it would withdraw its Proposals and formally terminate further negotiation with the special committee of our board of directors regarding the transactions contemplated by the Proposal.

Our principal executive offices are located at 3-4/F, No.295 ZuChongZhi Road, Pudong New Area, Shanghai, the People’s Republic of China. Our telephone number at this address is +86 21 2053 6666. Our registered office in the Cayman Islands is located at the offices of Vistra (Cayman) Limited, P.O. Box 31119, Grand Pavilion Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

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

As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures that have a material and adverse effect on our business, financial condition, results of operations and prospects, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC.

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

B.   Business Overview

In 2010, our founders launched 1 Medicine Marketplace (1 药网 ), one of the first online retail pharmacies in China. Today, we provide hundreds of millions of consumers with better access to pharmaceutical products and medical services, directly through our online retail pharmacy and indirectly through our offline pharmacy network. In 2016, we commenced our online medical services through our internet hospital, 1 Clinic (1 诊 ), to provide consumers with cost-effective and convenient online consultation and electronic prescription services. Our online wholesale pharmacy, 1 Pharmacy (1 药城 ), serves as a one-stop shop for pharmacies, clinics and hospitals, among others, to source a vast selection of pharmaceutical products.

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

As the digital catalyst in the healthcare industry, we have rapidly developed our core competence by digitally connecting key players in this ecosystem. This makes it possible for digital technology to become an enabler for those players to improve their respective efficiency. We reconstruct the value chain of the healthcare industry with digital technology and modern supply chain, reconstructs the distribution system of the traditional pharmaceutical distribution industry constituted by provincial, municipal and county companies, with combination of digital technology, business intelligence, self-operated central warehouse and third-party distribution, improves the efficiency of drug distribution, and enhances the transparency and quality of drug distribution. Stabilizing the terminal price of drugs through intelligent supply chain and digital patient education capabilities, we make the medicines needed by the public accessible nationwide, helps patients fully understand and correctly use innovative drugs, reduces the cost of medication, improves the cost-effectiveness ratio of patients, and helps the country solve the current situation that it is difficult for the public to see a doctor and purchase costly medicines.

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

We have enabled more than 497,000 offline pharmacies, as of December 31, 2023, to better serve their consumers. The pharmacy customers we serve include small and medium-sized retail pharmacy chains, independent pharmacies and in-house pharmacies within clinics and private hospitals, spanning across 31 provinces in China.

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

Our Direct Sales Model

We primarily conduct our wholesale distribution business through our direct sales model, where we procure pharmaceutical products from pharmaceutical companies or distributors and sell to our pharmacy customers. As of December 31, 2023, we directly sourced from approximately 500 pharmaceutical companies. Leveraging our strong relationship with our suppliers, we offer a comprehensive selection of pharmaceutical products at market-competitive pricing. Under the direct sales model, we are responsible for the fulfillment and delivery of the products sold.

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

Our 1 Health Membership Pharmacy Enablement Program

We launched the 1 Health Membership program in May 2021 to reward and nurture relationships with the pharmacies that purchase products from us. Our 1 Health Membership program is a membership model that effectively connects pharmaceutical companies with pharmacies and patients to empower small-to-mid size pharmacy chains. This program allows members who participate in this program to enjoy privileged benefits, including exclusive access to our vast selection and competitive prices, access to our proprietary systems that can help them manage inventory, optimize procurement process and improve product selection and assortment. The members are required to connect their ERP systems to our 1 Health Platform which is operated by Yijianyikang and were charged with SaaS service fee for usage of SaaS tools. We do not charge any membership fees. In order to incentivize these pharmacy chains to participate, the shareholders of the pharmacies that enrolled in the program were granted options to purchase a certain number of shares in Yijianyikang, one of our subsidiaries. In October 2023, we launched an improved version of the 1 Health Membership program. Enrolled pharmacies received pecuniary interest in 1 Pharmacy Technology based on the amounts of their total purchases. For further details, see Item 4. Information on the Company-A. History and Development of the Company.” As of December 31, 2023, more than 12,000 participating pharmacy stores have participated in our 1 Health Membership program.

By joining the “1 Health®” drugstore alliance, drugstore users can enjoy a number of exclusive rights and interests, including:

Right and Interest	Content of rights and interests
Centralized drug procurement services

The company provides users with centralized procurement services, that is, to purchase platform best-selling products at a lower cost and enjoy the preferred exclusive products. Small and medium-sized drugstores are often limited by the scale of procurement, lack the ability to negotiate with upstream suppliers, and cannot obtain good resource support. Company set up virtual drugstore to collect members’ procurement needs in real time and accurately, forming a large-scale effect to help them integrate procurement from upstream suppliers and obtain better prices and services.

Intelligent supply chain services

1. The company‘s user-oriented intelligent procurement system uses the company’s drug sales data precipitation to compare prices across the whole platform (including self-operated and third-party merchants) for a purchased commodity to help users find the lowest price and reduce user procurement costs.

2. Through the connection with the user’s in-store ERP system, evaluate the user’s inventory situation, help the user realize inventory management according to the algorithm, and automatically remind the user of the situation of shortage, near expiration or high inventory.

3. The intelligent procurement system provides users with timely and effective new suggestions and price adjustment suggestions by linking the price database and the market demand database.

4. Through the “one-key entry” digital tool provided by the company, the user can realize the operation of purchasing information entry and commodity code matching, and then arrange the commodity warehousing. The whole process is timesaving, efficient and error-free, which reduces the complexity and errors of manual recording and greatly improves the operational efficiency of pharmacies.

Digital marketing services	Provide professional online store opening guidance, marketing guidance and category suggestions for drugstore users who join “1 Health ®”
Digital system services

Provide mainstream e-commerce platform such as Meituan, Ele and other O2O platforms docking integration for drugstore users who join “1 Health” and enjoy unified order management services and efficient and fast technical support. At the same time, it will assist drugstore users to open stores online, so that they can substantially increase their sales coverage without increasing the number of warehouses and expand their sales radius from 3 kilometers to users nationwide.

Payment, Exchange and Return

We generally require advance payment or payment-upon-delivery for purchases. For certain select pharmacy customers, we may grant a credit period of up to a month. We generally do not offer product return and exchange service unless the damages are caused by our fault.

Supply Chain Finance Service and Other Structured Payment Arrangements

We offer convenient online loan application services to the clients of 1 Pharmacy, including pharmacies and wholesalers, when they purchase drugs on 1 Pharmacy. Our service provides access to credit loans from a third party at low interest rates, which can effectively both alleviate the clients’ cash flow pressures, subsequently increasing their purchase frequency and order size. Through a structured payment arrangement, we also help our suppliers to put their receivables from us to the bank for early payment, under this arrangement, we help our suppliers alleviate their cash flow pressures, subsequently strengthening our cooperation.

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

Our Offline Retail Pharmacy

We also operate a network of offline retail pharmacies branded as “Yi Hao Pharmacy,” mainly in Guangdong province, which enables us, as required by the relevant laws and regulations, to operate our online pharmaceutical retail businesses. We had 12 offline retail pharmacies in Guangzhou, Tianjin and Kunshan. Revenue contribution from our Yi Hao Pharmacies was insignificant in 2021, 2022 and 2023.

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

We provide ongoing training and professional development programs to our in - house medical professionals. We provide ongoing training and professional development programs to our in - house doctors and medical assistants in respect of quality of service and efficiency by our in - house medical team. We have also adopted a quality control system with standardized protocols for our services performed by our in - house medical team. We contract services from external doctors who practice at reputable hospitals with significant experience and appropriate credentials. We require external doctors to register with us and to agree to our terms of use, pursuant to which they must comply with both our specified work scope and quality requirements, and the applicable rules and regulations. See “ - Risk Management and Internal Control - Healthcare Service Quality and Safety.”

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

Customer Service and Satisfaction

Providing satisfactory customer services is a high priority. Our commitment to consumers is reflected in the high service quality provided by our customer service staff and speedy fulfillment and delivery services. We have high levels of customer satisfaction, as evidenced by a customer satisfaction rate over 96% on 1 Medicine Marketplace in 2023.

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

Our Key Capabilities and Competitive Advantages to Achieve Healthcare Industry Digitization

Technology and IT Infrastructure

Our proprietary technology is one of our core competitive advantages. As of December 31, 2023, our technology and IT team consisted of 178 employees, including core team members with extensive experience with leading internet, online retail and e-commerce companies in China. We have built our technology platform primarily relying on proprietary software and systems that we have developed in-house. We develop and maintain various online platforms that connect the respective systems of various participants in the healthcare ecosystem, enabling them to access our services and connect with other participants in the ecosystem. As a result, they are able to conveniently share information and conduct their operations efficiently over our platform.

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

Supply Side Engagement

Our management of the supply side encompasses selection of suppliers and effective management of our relationships with pharmaceutical companies and distributors. We have an extensive network of suppliers, consisting primarily of pharmaceutical companies and distributors. As of December 31, 2023, we directly sourced from approximately 500 pharmaceutical companies. We believe that competitive sources are readily available for substantially all of the merchandise we carry on our platform, and we have diversified our procurement sources to obtain more favorable terms and minimize our inventory risk.

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

Our Relationship with Pharmaceutical Companies and Key Suppliers

We have dedicated teams that work closely with our top suppliers, especially pharmaceutical companies, to strengthen our relationships with them. For the same product, the price from a pharmaceutical company is generally lower than from a distributor. We aim for qualification by major pharmaceutical companies as a “tier one” distributor so as to directly source from them. As of December 31, 2023, we had obtained such qualifications and directly source from approximately 500 pharmaceutical companies. We also seek to cooperate with other “tier one” distributors who may have negotiated attractive prices for particular products. Our cooperation with these suppliers allows us to expand our product offerings and procure products manufactured by pharmaceutical companies without an established relationship with us. We intend to help pharmaceutical companies expand their end user base by leveraging our network of pharmacies. We also provide them with customized channel management services, as well as data flow, operational support, marketing, user data analysis and other value - added services. Together with pharmaceutical companies, we work to develop medical know - how including academic content and product trainings.

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

On March 14, 2022, we signed a strategic cooperation agreement with Shenzhen BGI Genomics Co., Ltd. (SZ: 300676) (“BGI”) under which BGI will supply its SARS-CoV-2 Virus Antigen Detection Kits (Immunofluorescence Chromatography) across China via our online pharmacy, 1 Pharmacy, in an effort to boost epidemic prevention and control nationwide. 1 Pharmacy will become the first online retail platform for BGI’s SARS-CoV-2 Virus Antigen Detection Kits.

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

Fulfillment and Delivery

As of December 31, 2023, our fulfillment network consisted of 11 regional fulfillment centers strategically located in Guangdong in Southern China, Kunshan in Jiangsu Province in Eastern China (which is within close proximity of Shanghai), Tianjin and Inner Mongolia in Northern China, Chongqing and Yunnan in Western China, Hubei and Henan in Central China, Xi’an and Gangsu in northwest China and Shenyang in northeast China. In the future, we plan to further improve the automation level and operation efficiency of these fulfillment centers.

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

We are generally able to deliver to 23 provinces and cities within 24 hours, and nationwide within 72 hours.

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

In May 2023, we entered the Tibetan area for the prevention and control of hydatid disease. On the 73rd International Children’s Day, we initiated an event to sell idle items organized by employees, with all proceeds directed to the public welfare project at the Children’s Hospital.

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

Competition

We believe our business model is unique and our services encompass the entire pharmaceutical value chain. We believe there are no comparable companies that directly compete with us. However, we face intense competition in certain business segments and verticals:

●	we face competition from traditional pharmaceutical distributors and a couple of B2B platforms.
●	we also compete against other pharmaceutical retail companies including traditional offline pharmacies and online platforms, such as Ali Health and JD.com.

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

Intellectual Property

We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have registered 30 software copyrights with the PRC National Copyright Administration. We have 28 registered domain names, including 111.com.cn and yaoex.com. As of December 31, 2023, we had 327 registered trademarks, including our “1药网” trademark. As of the same date, we had 23 authorized patents in the areas of digital health, big data analytics, and SMART supply chain technology with the China National Intellectual Property Administration.

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

Regulation Relating to Foreign Investment

Investment in the PRC conducted by foreign investors and foreign-owned enterprises shall comply with the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which was first issued in 1995 and amended from time to time. The current effective Catalogue was promulgated by the MOFCOM and the NDRC in June 2017 and became effective in July 2017, and contains specific provisions guiding market access of foreign capital and stipulates in detail the areas of entry pertaining to the categories of encouraged foreign-invested industries, restricted foreign-invested industries and prohibited foreign-invested industries. The latter two categories are included in the negative list, which was first introduced into the Catalogue in 2017, and listed, in a unified manner, the restrictive measures for the entry of foreign investment. On December 27, 2021 and October 26, 2022, the MOFCOM and the NDRC jointly promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition) and the Catalog of Industries for Encouraged Foreign Investment (2022 Edition) respectively, to replace the former negative lists and the Catalogue, which took effect on January 1, 2022 and January 1, 2023 respectively. Any industry not listed in the Catalogue and the Negative List is a permitted industry and generally open to foreign investment unless specifically prohibited or restricted by PRC laws and regulations. According to the Negative List, value-added telecommunications services (with the proportion of foreign investment not exceeding 50%, except for e-commerce) and medical institutions (limited to sino-foreign equity joint venture or sino-foreign cooperative joint venture) are restricted for foreign investment. 1 Pharmacy Technology, our PRC subsidiary, is a foreign-invested enterprise and conducts technical services and consultation and sale of goods that falls in permitted industries for foreign investment. Wuhan Central China, our 70% owned PRC subsidiary, is an entity invested by a foreign-invested enterprise and conducts online B2B pharmaceutical e-commerce business which is classified as a type of value-added telecommunications services. It falls in the restricted foreign-invested industry but is not subject to the 50% foreign investment restriction. In February 2023, we established a PRC subsidiary Guangzhou Yihao Internet Information Technology Co., Ltd. (“Guangzhou Yihao”), which obtained certificate for value - added telecommunications services in July 2023 that falls within the restricted foreign - invested industry but is not subject to the 50% foreign investment restriction.

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

Our PRC subsidiary, 1 Pharmacy Technology, as a foreign - invested enterprise, is not subject to the special entry administrative measures and has filed with the competent commerce authority for its establishment and modification as requested. Certain of our PRC subsidiaries, including Wuhan Central China and Guangzhou Yihao, are entities that are directly or indirectly invested by a foreign - invested enterprise and conduct business falling within the restricted foreign - invested industry.

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

In February 2023, we established a PRC subsidiary Guangzhou Yihao, which obtained license for value - added telecommunications services in July 2023. Guangzhou Yihao and its shareholder, 1 Pharmacy Technology, own the domain names, trademarks, and facilities that are necessary to operate its telecommunication business. Guangzhou Yihao currently operates e - commerce business, which falls within the scope of online data processing and transaction processing (operating e - commerce), and therefore foreign investors are allowed to hold 100% of the equity of Guangzhou Yihao.

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

Pursuant to the Telecommunications Regulations and the Telecom Catalogue, an e-commerce operator shall obtain a license for value-added telecommunications services with the specification of online data processing and transaction processing business (e-commerce only) (the “EDI License”) from appropriate telecommunications authorities. Wuhan Central China and Guangzhou Yihao have obtained the EDI License to operate e-commerce business.

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

According to the Measures on Prescription Drugs and OTC Drugs Classification Management (Trial) and the Interim Provisions on the Circulation of Prescription and OTC Drugs, which were both promulgated by the State Drug Administration, which was restructured and integrated into the CFDA, in 1999 and became effective in January 2000, drugs are divided into prescription drugs and over-the-counter drugs, or OTC drugs. For prescription drugs, the dispensing, purchase and use can only be based on the prescription issued by the certified medical practitioner or certified medical assistant practitioner. In addition, the prescription drugs can only be advertised and promoted in professional medical magazines. OTC drugs, on the other hand, are further divided into Class A and Class B and they both can be purchased and used without a prescription and promoted in public upon approval by the relevant governmental authorities. The pharmaceutical wholesale enterprises distributing prescription drugs and/or OTC drugs, as well as pharmaceutical retail enterprises selling prescription drugs and/or Class A OTC drugs are required to obtain the Pharmaceutical Operation License.

According to the Administrative Measures for the Supervision and Administration of Operation and Use of Pharmaceuticals, promulgated by the SAMR in September 2023 and effective in January 2024, which replaced the Administrative Measures for the Supervision and Administration of Circulation of Pharmaceuticals and the Measures for the Administration of Pharmaceutical Operation License, pharmaceutical operation enterprises, medical institutions or other entities engaging in drug operation or using shall be responsible for the quality of pharmaceuticals they operate or use. The Administrative Measures for the Supervision and Administration of Operation and Use of Pharmaceuticals stipulate the procedures for applying the Pharmaceutical Operation License and the requirements and qualifications for pharmaceutical wholesalers or pharmaceutical retailers with respect to their management system, personnel, facilities and etc. The valid term of the Pharmaceutical Operation License is five years and shall be renewed six months prior to its expiration date. The operation of prescription drugs is highly regulated under these rules. Prescription drugs may not be sold by pharmaceutical retail enterprises without valid prescriptions and an enterprise in violation of such restriction will be instructed to rectify any violation within a prescribed time limit, and shall be imposed a fine of no more than RMB50,000 if the enterprise fails to rectify within the time limit, and a fine of no more than RMB200,000 will be imposed if harmful consequences are caused. In addition, according to the Administrative Measures for the Supervision and Administration of Circulation of Pharmaceuticals, a pharmaceutical manufacture or operation enterprise shall not sell prescription drugs directly to the public by post or over internet, and the enterprise in violation of such restriction shall be instructed to rectify, given a disciplinary warning, and fined the lesser of (i) two times the value of the pharmaceuticals sold and (ii) RMB30,000. The Drug Administration Law and the Administrative Measures for the Supervision and Administration of Operation and Use of Pharmaceuticals abolish the restriction on online sale of prescription drugs and adopts the principle of keeping online and offline sales consistent, which allow the qualified pharmaceutical enterprise to conduct online sale of drugs (including prescription drugs, but not certain special controlled drugs). In addition, the entity that operates a third-party online drug transaction platform shall be filed with relevant authority for drugs supervision and administration and responsible to examine the qualifications of the drug marketing permit holders and drug operation enterprises applying to operate on its platform, ensure that they meet legal requirements, and manage the drug operation behaviors occurring on the platform.

The Measures for Supervision and Administration of Online Drug Sales, or the Online Drug Sales Measures were promulgated by the SAMR in August 2022 and took effect since December 1, 2022. According to the Online Drug Sales Measures, the online drug sellers and the online drug transaction platform service providers shall take effective measures to ensure that the information in the whole process of the trading is authentic, accurate, complete and traceable, and shall comply with relevant regulations of the State on personal information protection. Whoever sells prescription drugs online to individuals shall ensure that the sources of prescriptions are authentic and reliable and shall conduct real-name authentication. Certain measures shall be taken by the online prescription drug retailers and third-party platforms to verify the information of the prescription provider and avoid repeated use of the prescriptions. Online drug retailers shall provide comprehensive risk warning to consumers before selling prescription drugs, and shall not, in violation of the provisions, give prescription drugs or class A over-the-counter drugs to individual for free in return for purchasing drugs or commodities. The online drug sellers and third-party platforms shall perform their respective obligations to ensure the quality and safety of online drug selling, and shall report or file their relevant information to competent drug supervision and administration department. Furthermore, the Administrative Standard of Pharmaceutical Operating Quality, promulgated by the CFDA in April 2000 and amended in 2012, 2015 and 2016, respectively, and the Administrative Measures for Identification of Pharmaceutical Operating Quality Administrative Standards, promulgated by the CFDA in April 2003, which was replaced by the Administrative Measures for Drug Inspection (Trial) promulgated by the NMPA and revised in July 2023, the administration authorities shall have the right to inspect the compliance of relevant entities with laws and regulations in production, operation and use of drugs, the implementation of relevant quality management practice and the drug standards.

Medical Devices Operation

According to the Regulations on the Supervision and Administration of Medical Devices, which was promulgated by the State Council in January 2000 and amended in 2014, 2017 and 2021, respectively, and the Supervision and Management Measures on Medical Devices Operation, which was promulgated by the SAMR in March 2022, business operations of medical devices are regulated based on the degree of risks involving the medical devices, which are divided into three categories. Operation of Class I medical devices does not require a license or record-filing, while operations of Class II medical devices and Class III medical devices are subject to record-filing and licensing requirements, respectively. An entity engaging in the operation of medical devices shall meet certain requirements with respect to its management system, personnel, facilities etc., and shall apply for approval to operate Class III medical devices and make record-filing with relevant governmental authority to operate Class II medical devices. The valid term of medical devices operation permit is five years. According to the Administrative Standard of Medical Devices Operation Quality promulgated by the NMPA in December 2023, which will take effect on July 1, 2024, the enterprises engaging in medical device operation shall adopt effective quality management measures in the entire process of procurement, acceptance, storage, sales, transportation, and after - sales service of medical devices to ensure the quality safety and traceability of medical device products during the distribution process.

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

However, according to the Decision on the Cancellation of the Third Batch of Items Subject to Administrative Permission by Local Governments Designated by the Central Government, promulgated by the State Council in January 2017, except for third-party platforms, all approval of internet drug transaction service enterprises implemented by counterparts of CFDA at the provincial level are cancelled. In April 2017, the General Office of the CFDA promulgated a notice on implementing the above - mentioned decision, pursuant to which pharmaceutical manufacture enterprises and pharmaceutical wholesale enterprises may carry out internet drug (including medical device) transactions with other enterprises through their own websites, but shall not provide internet drug (including medical device) transaction services to individual consumers. In addition, pharmaceutical retail chain enterprises may provide internet drug (including medical device) transaction services to individual consumers, but they shall not exceed the business scope permitted by license and filings and display information of prescription drugs on related transaction webpages, or sell prescription drugs or the OTC drugs under special administrative requirements; as indicated in such decision, the CFDA will promulgate subsequently the relevant rules on supervision of internet drug (including medical device) transaction.

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

In December 2017, the CFDA promulgated the Administration and Supervision Measures of Online Sales of Medical Devices, or the Online Medical Devices Sales Measures, which became effective in March 2018. According to the Online Medical Devices Sales Measures, enterprises engaged in online sales of medical devices must be medical device manufacture and operation enterprises with medical devices production licenses or operation licenses or being filed for record in accordance with laws, unless such licenses or record-filing is not required by laws and regulations, and the third-party platform for provision of online medical devices transaction services shall obtain an Internet Drug Information Services Qualification License and shall file with competent food and drug regulatory department. Either enterprises for online sales of medical devices or enterprises for provision of medical devices online transaction services shall take technical measures to ensure the data and materials of medical devices online sales are authentic, completed and retrospective, for example the records of sale information of medical devices shall be kept for two years after the valid period of the medical devices, and for no less than five years in case of no valid period, or be kept permanently in case of implanted medical devices. In March 2022, the NMPA promulgated the Supervision and Management Measures on Medical Devices Operation, according to which online medical devices sellers shall comply with relevant provisions of laws, regulations and rules. According to the Administrative Standard of Medical Devices Online Sales Quality (Draft for Comments), enterprises engaging in online sales activities or providing online trading services of medical devices shall comply with relevant laws, regulations, rules and standards of online trading services of medical devices to ensure the quality safety and traceability of online sales of medical devices, and shall implement risk management according to the risk degree of medical devices, and take corresponding quality management measures. As of the date of this annual report, the draft had yet to come into effect.

Regulations Relating to Online Trading

The Measures for the Supervision and Administration of Online Trading promulgated by the SAMR in March 2021, or the Online Trading Measures, which became effective since May 2021 and replaced the Administrative Measures for Online Trading promulgated by the SAIC in January 2014, stipulates the obligations of online trading operators, including the online trading platform operators, operators within the platform, self-built website operators and online trading operators that carry out online trading activities through other network services. Social networking, live streaming or other network services providers provide online business premises, commodity browsing, order generation, online payment or other online trading platform services for operators shall fulfill the obligations of online trading platform operators in accordance with the law. The MOFCOM promulgated the Provisions on the Procedures for Formulating Transaction Rules of Third Party Online Retail Platforms (Trial) in December 2014, which became effective in April 2015, to guide and regulate the formulation, revision and enforcement of transaction rules by online retail third-party platforms operators. These measures impose more stringent requirements and obligations on third-party platform operators. For example, third-party platform operators are obligated to make public and file their transaction rules with MOFCOM or their respective provincial counterparts, examine and register the legal status of each third-party merchant selling products or services on their platforms and display on a prominent location on a merchant’s webpage the information stated in the merchant’s business license or a link to its business license. Where third-party platform operators also act as online distributors, these third-party platform operators must make a clear distinction between their online direct sales and sales of third-party merchant products on their third-party platforms. Furthermore, in August 2018, the SCNPC promulgated the E-Commerce Law, which took effect on January 1, 2019 and aims to regulate the e-commerce activities conducted within the territory of the PRC. According to the E-Commerce Law, e-commerce operators shall comply with the principles of voluntariness, equality, fairness, and good faith, abide by laws, observe business ethics, equally participate in market competition. It further strengthened the performing obligations of e-commerce operators regarding to the protection of consumers’ rights and interests, environmental protection, intellectual property protection, and the protection of cyberspace safety and personal information, and also emphasized the commitment by e-commerce operators over the quality of products and services.

After the issuance of Online Trading Measures, the SAIC has issued a number of guidelines and implementing rules aimed at adding greater specificity to these regulations and continues to consider and issue guidelines and implementing rules in this industry. For example, three PRC governmental authorities (the MOF, General Administration of Customs, or the GAC, and the STA) issued the New Cross-Border E-commerce Retail Imports Tax Notice in March 2016, which became effective in April 8, 2016 and was amended in November 2018, to regulate cross-border e-commerce trading and introduced the concept of the cross-border e-commerce retail importation goods inventory, or the Cross-Border E-Commerce Goods Inventory, which has been issued and updated by the three authorities together with other relevant authorities from time to time. Two batches of the Cross-Border E-Commerce Goods Inventory and the Cross-Border E-Commerce Goods Inventory (2018 Edition) issued in April 2016 and November 2018 have been replaced by the Cross-Border E-Commerce Goods Inventory (2019 Edition) issued in December 2019, which has been further adjusted in 2022, and the Notice of Relevant Matters on Implementation of New Cross-Border E-Commerce Retail Importation Supervision and Administration Requirements has been issued by the GAC in May 2016 to further implement the rules. According to the Notice of Relevant Work on improving Cross-Border E-Commerce Retail Importation Supervision and Administration issued in November 2018, retail imported goods on cross-border e-commerce platforms will be temporarily treated as personal items which are not subject to stricter regulations and higher tax rates applicable to normal imported goods in 37 cross-border e-commerce trial areas. Since then, comprehensive pilot zones for cross-border e-commerce have been set up in more cities and areas.

Regulations Relating to Food Business

General Administration on Food Operation

The Food Safety Law of the People’s Republic of China, which was effective as from June 2009 and amended by the SCNPC in April 2015, December 2018 and April 2021 and became effective in April 2021, and the Implementation Regulations of the Food Safety Law of the PRC, which took effect as from July 2009 and were amended by the State Council in 2016 and 2019, regulate food safety and set up a system of the supervision, monitoring and evaluation of food safety and adopt food safety standards. The State Council implements a licensing system for the food production and transaction. To engage in food production, sale or catering services, the business operator shall obtain a license in accordance with the laws, with an exception for sales of edible agricultural products or prepackaged food. Sales of prepackaged food shall be filed with relevant food safety administrations. Furthermore, the State Council implements strict supervision and administration for special categories of foods such as healthcare food, special formula foods for medical purposes and infant formula.

The Administrative Measures for Food Business Licensing and Filing, promulgated by SAMR in June 2023, which replaced the Administrative Measures for Food Business Licensing, regulates the food business licensing and filing activities, strengthens the supervision and management of food business and ensures food safety. To engage in food sales or dining services within the territory of the People’s Republic of China, Food Business License shall be obtained except for the following cases: (i) sales of edible agricultural products, (ii) sales of only pre - packaged food, (iii) sales of specific total nutrient formula food within the scope of formula foods for special medical purposes by medical institutions or drug retailers, (iv) sales of food produced by food manufactures, which have obtained food manufacture licenses, in their manufacturing and processing locations or through the internet, or (v) other cases where Food Business License is not required according to laws or regulations. Filing procedures with local market regulation department at or above the county level shall be completed for sales of only pre - packaged food. Food business operators shall obtain one Food Business License or complete filing procedure for one business venue where they engage in food business activities. The valid term of a food business license is five years.

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

According to the Consumers Rights and Interests Protection Law of the People’s Republic of China, or Consumers Rights and Interests Protection Law, which became effective in January 1994 and was amended by the SCNPC in 2009 and 2013 respectively, and its implementation rules which will come into effective in July 2024, business operators should guarantee that the products and services they provide satisfy the requirements for personal or property safety, and provide consumers with authentic information about the quality, function, usage and term of validity of the products or services. The consumers whose interests have been damaged due to the products or services that they purchase or accept on the internet trading platforms may claim damages to sellers or service providers. Where the operators of the online trading platforms are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages to the providers of the online trading platforms. Operators of online trading platforms that clearly knew or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liabilities with the sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.

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

The Interim Measures for Administration of Internet Advertising, or the Interim Internet Advertising Measures, regulating the internet-based advertising activities, were adopted by the SAIC in July 2016 and became effective in September 2016. According to the Interim Internet Advertising Measures, internet advertisers are responsible for the authenticity of the advertisements content and all online advertisements must be marked “Advertisement” so that viewers can easily identify them as such. In February 2023, the SAMR promulgated the Measures for Administration of Internet Advertising, or the Internet Advertising Measures, which took effect on May 1, 2023 and replaced the Interim Internet Advertising Measures. The Internet Advertising Measures provide with the obligations of the advertiser, advertising operator, advertisement publisher and internet platform operator regarding internet advertising. Advertisement for medical treatment, drugs, medical devices, pesticides, veterinary drugs, healthcare food or formula foods for special medical purposes shall not be published without examination and shall not be published in disguised form by introducing health and regimen knowledge. The advertising operator and advertisement publisher shall establish, improve and implement the registration, examination and archives management system for internet advertising business, verify the identity of the advertiser and the content of the advertisement, and the internet platform operator shall take measures to prevent and stop illegal advertisements in the process of providing internet information services. Where the internet advertisement is published by using algorithm recommendation, relevant rules of the algorithm recommendation service, advertising record and other information shall be recorded into the files of the advertisement.

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

In September 2021, the CAC, the MIIT, and other governmental authorities issued Guidance on Strengthening the Comprehensive Governance of Internet Information Service Algorithms, which propose improving algorithm security governance mechanism and promoting algorithm filing. In December 2021, the CAC and other governmental authorities promulgated the Administrative Provisions on Internet Information Service Algorithm Recommendation, which became effective in March 2022 and implements classification and hierarchical management for algorithm recommendation service providers based on various criteria, and stipulates that algorithm recommendation service providers with public opinion attributes or social mobilization capabilities shall file with the CAC within ten business days from the date of providing such services. The MIIT published the Data Security Management Measures in the Field of Industry and Information Technology (Trial) in December 2022, which requires the industrial and telecom data processors to further implement data classification and hierarchical management, take necessary measures to ensure that data remains effectively protected and being lawfully applied and conduct data security risk monitoring. The industrial and telecom data processors shall sort out their data regularly, identify important data and core data in accordance with relevant standards and specifications, formulate their specific catalogues, and shall file their important data and core data catalogues with the local industry supervision departments for records.

In July 2013, the MIIT issued the Provisions on Protecting Personal Information of Telecommunication and Internet Users to further define the personal information of user to include username, birthday, identification number, address, phone number, account, passcode, and others that may be used to identify the user solely in addition to other information such as location and service time of users. Furthermore, according to the interpretations issued by the Supreme People’s Court and the Supreme People’s Procuratorate in May 2017, personal information means various information recorded electronically or through other manners, which may be used to identify individuals or activities of individuals, including but not limited to the name, identification number, contact information, address, user account and passcode, property ownership and location tracking. According to the Announcement on Launching Special Crackdown against Illegal Collection and Use of Personal Information by Apps promulgated by the CAC, the MIIT and the Ministry of Public Security of the People’s Republic of China in January 2019, application operators shall strictly perform their obligations under the Cyber Security Law when collecting and using personal information, be responsible for the security of personal information obtained, and take effective measures to strengthen personal information protection. In July 2020, the MIIT issued the Notice on Carrying out Special Rectification Actions in Depth against the Infringement on Users’ Rights and Interests by Apps to urge app service providers, among others, to strengthen the protection of users’ personal information in relation to the download and usage of apps. In March 2021, the CAC the MIIT, the Ministry of Public Security of the PRC and the SAMR jointly issued the Provision on Scope of Necessary Personal Information for Common Types of Mobile Internet Applications to further provide guidance over personal information security and privacy protection.

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

In July 2022, the CAC published the Safety Assessment Measures for Data Outbound Transfer, which stipulated that the data processors who transfer important data and personal information that are collected and generated within the territory of the People’s Republic of China outbound should be subject to security assessment under certain circumstances. These measures provided that the security assessment shall combine pre-assessment and continuous supervision, and risk self-assessment and security assessment to prevent data export security risks. Specifically, security assessment is required before any data can be transferred out of mainland China if: (i) the data transferred out of mainland China is important data; (ii) the data processor is a critical information infrastructure operator or data processor that processes personal information of more than one million individuals; (iii) data processor who transfer personal information out of mainland China has made outbound transfer of aggregately more than 100,000 individuals’ personal information or more than 10,000 individuals’ sensitive personal information since January 1st of the previous year; or (iv) otherwise required by the CAC. In February 2023, the CAC promulgated the Measures for the Standard Contract for Outbound Transfer of Personal Information, which stipulated that the data processors who provide personal information outbound shall meet the following criteria: (i) not being a CIIO, (ii) handling personal information of fewer than one million individuals, (iii) having provided personal information of fewer than 100,000 individuals in aggregate to overseas recipients since January 1 of the previous year, and (iv) having provided sensitive personal information of fewer than 10,000 individuals in aggregate to any overseas recipients since January 1 of the previous year. The data processors shall apply for filing with the cyberspace authority at provincial level within 10 working days from the effective date of the standard contract. In November 2021, Measures on Network Data Security Management (Draft for Comment), or the Draft Measures on Network Data, was proposed by the CAC for public comments until December 13, 2021, which further regulated the internet data processing activities and emphasized the supervision and management of network data security, and further stipulated the obligations of internet platform operators, such as establish a system for disclosure of platform rules, privacy policies and algorithmic strategies related to data, and timely disclosure of formulation procedures and adjudication procedures and more. The Draft Measures on Network Data requires data processors to apply for cybersecurity review in accordance with the relevant laws and regulations for carrying out activities including but not limited to: (i) a merger, reorganization, or division to be conducted by an Internet platform operator who has amassed a substantial amount of data resources that concern national security, economic development or the public interest, which will or may impact national security; (ii) an overseas initial public offering to be conducted by a data processor processing the personal information of more than one million individuals; (iii) an overseas initial public offering in Hong Kong to be conducted by a data processor, which will or may impact national security; and (iv) other data processing activities that will or may have an impact national security. Any failure to comply with such requirements may subject us to, among others, suspension of services, fines, revoking relevant business permits or business licenses and penalties. The Draft Measures on Network Data was released for public comment only, there remains substantial uncertainty, including but not limited to its final content, adoption timeline, effective date or relevant implementation rules.

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

In September 1990, the SCNPC promulgated the Copyright Law of the People’s Republic of China, effective in June 1991 and amended in 2001, 2010 and 2020 respectively and the latest amendment takes effect on June 1, 2021. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Centre of China.

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

Patent

According to the Patent Law of the People’s Republic of China promulgated by the SCNPC in 1984 and amended in 1992, 2000, 2008 and 2020, respectively, a patentable invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date.

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

Enterprises that are recognized as high and new technology enterprises in accordance with the Administrative Measures Recognition of High and New Technology Enterprises are entitled to enjoy the preferential enterprise income tax rate of 15%. The validity period of the high and new technology enterprise qualification shall be three years from the date of issuance of the certificate of high and new technology enterprise. The enterprise can re-apply for such recognition as a high and new technology enterprise before or after the previous certificate expires. The enterprise shall, after being recognized as a high and new technology enterprise, fill out and submit annually the statements on annual development conditions for the previous year. Besides, if a high and new technology enterprise has changed its name or has undergone any major change concerning the recognition conditions (such as a division, merger, reorganization or change of business), it shall report the change within three months and recognition institution will review whether it continues to be qualified as high and new technology enterprise. 1 Pharmacy Technology has obtained the certificate of high and new technology enterprise on December 6, 2019 which was renewed on December 14, 2022.

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

A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform, with the Company’s founders, Dr. Gang Yu and Mr. Junling Liu, and other PRC subsidiary of the Company, being three of its four partners

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

SAIF Partners (Nanjing) Equity Investment Fund (LP)	Approximately 0.95%	Unaffiliated third-party investor
SAIF Partners (Huangshan) Tourist Culture Industrial Development Fund (LP)	Approximately 0.29%	Unaffiliated third-party investor

SAIF Partners (Nanjing) Hengzhun Venture Capital Fund (LP)	Approximately 0.19%	Unaffiliated third-party investor
Jiaxing Tengyuan Investment Partnership (LP)	Approximately 0.29%	Unaffiliated third-party investor
Shanghai Shenli Business Management Partnership (LP)	Approximately 0.76%	Unaffiliated third-party investor
Huasai Zhikang (Shanghai) Equity Investment Fund Partnership (LP)	Approximately 0.48%	Unaffiliated third-party investor
Shanghai Zhangjiang Torch Venture Capital Co., Ltd.	Approximately 0.43%	Unaffiliated third-party investor
Shanghai Zhilin Yiqu Venture Capital Partnership (LP)	Approximately 0.38%	Unaffiliated third-party investor
Shanghai Technology Venture Capital Co., Ltd.	Approximately 0.29%	Unaffiliated third-party investor
Shanghai Pudong Renmin Zhaoyin Cultural Industry Equity Investment Fund Partnership (LP)	Approximately 0.29%	Unaffiliated third-party investor
Gongqingcheng Ideate Investment Management Partnership (LP)	Approximately 0.29%	Unaffiliated third-party investor
Shanghai Zhangjiang Technology Venture Capital Co., Ltd.	Approximately 0.19%	Unaffiliated third-party investor
Hangzhou Hengqin Investment Management Partnership (LP)	Approximately 0.10%	Unaffiliated third-party investor
(3)	Guangdong Yihao Pharmacy Co., Ltd., Guangdong Yihao Pharmaceutical Chain Co., Ltd. and Shanghai Yaowang E-Commerce Co., Ltd. were the former VIEs prior to the termination of the contractual arrangements and transfer of equity interests in February 2022, at which time these entities became our directly owned subsidiaries.
(4)	The shareholders of Wuhan Central China Drug Trading Co., Ltd. include 1 Pharmacy Technology (70%) and Wuhan Zall Venture Capital Co., Ltd. (30%).
(5)	The shareholders of Gansu Yihaoyun Pharmacy Co., Ltd. include Chongqing Yihao Pharmacy Co., Ltd. (51%) and Gansu Rongkang Pharmaceutical Logistics Co., Ltd. (49%).
(6)	The shareholders of Henan Yihao Pharmacy Co., Ltd. include Chongqing Yihao Pharmacy Co., Ltd. (51%) and Henan Derkang Logistics Co., Ltd. (49%).
(7)	The shareholders of Yunan Yaofang Pharmacy Co., Ltd. include Chongqing Yihao Pharmacy Co., Ltd. (51%) and Yunnan Minsheng Pharmacy Co., Ltd. (49%).
(8)	The shareholder of Inner Mongolia Yihao Pharmacy Co., Ltd. include Chongqing Yihao Pharmacy Co., Ltd. (51%) and Inner Mongolia Haodong Technology Co., Ltd. (49%).

D.   Property, Plant and Equipment

As of December 31, 2023, we leased office space in Shanghai with an area of approximately 3,852.46 square meters. As of the same date we also leased office space in Beijing, Chongqing, Tianjin, Wuhan, Xi’an, Guangzhou, Shenyang and Lanzhou with a total area of approximately 8,718.66 square meters. In addition, we leased properties in various locations in China for operations of Yi Hao Pharmacies, with a total area of approximately 2,014.72 square meters as of December 31, 2023. With respect to our fulfillment centers, we leased these facilities with a total area of approximately 186,152.56 square meters in Kunshan, Tianjin, Chongqing, Wuhan, Xi’an, Shenyang and Zhaoqing as of December 31, 2023. We lease our premises from unrelated third parties under operating lease agreements.

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

We are building our core competencies in the areas of smart supply chain, cloud-based solutions, big data and medical expertise, and are reshaping the pharmaceutical value chain in China using our New Retail platform. Not only did we serve consumers directly through our online retail pharmacy, we also enabled more than 10 offline pharmacies to better serve their consumers as of December 31, 2023. Our online wholesale pharmacy, 1 Pharmacy, serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products.

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

Our revenue was RMB12.4 billion in 2021, RMB13.5 billion in 2022 and RMB14.9 billion (US$2.1 billion) in 2023, of which product revenues from the B2B segment were RMB11.8 billion, RMB13.0 billion and RMB14.5 billion (US$2.0 billion), respectively. Our net loss as a percentage of net revenues decreased from 5.0% in 2021 to 2.8% in 2022 and further to 2.4% in 2023.

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

Our Ability to Attract and Retain Consumers and Pharmacies

Our net revenues are dependent on our ability to attract and retain our consumers and pharmacies.

●	Consumers. Historically, our revenue growth was primarily driven by the sale of pharmaceutical and other health and wellness products through our online retail pharmacy to consumers. Steady and continued growth of our consumer base and their stickiness to our platform allows us to maintain a solid foundation for our business to continue to expand.
●	Pharmacies. Since we launched our online wholesale pharmacy, 1 Pharmacy, in May 2017, we have significantly increased the scale of our B2B business through the sale of pharmaceutical products to pharmacies. As of December 31, 2023, we had served more than 497,000 pharmacies, compared to over 435,000 pharmacies as of December 31, 2022 and 385,000 pharmacies as of December 31, 2021. We have also diversified the types of pharmacy customers we serve and have expanded our reach not only to independent pharmacies and pharmacy chains, but also to in-house pharmacies within clinics and private hospitals. We have thus far accumulated considerable offline pharmacy resources, which contributed to the increase of product revenues from the B2B segment to RMB14.5 billion (US$2.0 billion) in 2023. We expect to further expand our offline pharmacy market and to develop this revenue stream. Product revenues from the B2B segment contributed 95.3%, 96.1% and 96.9% to our total net revenues in 2021, 2022 and 2023, respectively.

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

Our Ability to Control Operating Costs and Expenses and Improve Efficiency

Our cost of products sold represents primarily the purchase price of products and inbound shipping charges if any, as well as inventory write-downs. As our business further grows in scale, we expect to obtain more favorable terms from suppliers, including pricing terms, credit period and volume-based rebates. In addition, we aim to create value for our suppliers, especially pharmaceutical companies, by providing an effective and transparent channel for selling large volumes of their products online and by offering them valuable data insights on market demand, customer preferences and supply chain information. We believe this value proposition will also help us deepen our relationships with suppliers, obtain favorable terms and reduce our procurement costs. Our selling and marketing expenses are a significant contributor to our operating costs and expenses, and they primary consist of payroll, bonus and employee benefits of sales and marketing staff, advertising costs, agency fees and costs for promotional materials. In 2021, 2022 and 2023, selling and marketing expenses amounted to 4.1%, 3.4% and 3.0% of our total net revenues, respectively. We expect our selling and marketing expenses to remain substantial in absolute terms as we implement new business initiatives, such as deploying additional sales personnel to promote our 1 Pharmacy and our value-added services to pharmacies. As our business grows, we anticipate that our fulfillment expenses will increase in absolute terms in the foreseeable future in light of our anticipated expansion and investment plans.

We continuously seek to streamline our operations and improve our supply chain and inventory management. Controlling costs and operating expenses to achieve optimal operating efficiency is important to our success. As our business grows in scale, we expect to have significant operating leverage and realize structural cost savings.

Key Components of Results of Operations

Net Revenues

The following table sets forth the components of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Product revenues
B2C	491,855	3.9	408,305	3.0	357,975	50,420	2.4
B2B	11,839,850	95.3	12,995,131	96.2	14,483,935	2,040,019	96.9
Sub total	12,331,705	99.2	13,403,436	99.2	14,841,910	2,090,439	99.3
Service revenues	94,197	0.8	113,262	0.8	106,219	14,960	0.7
Total	12,425,902	100.0	13,516,698	100.0	14,948,129	2,105,399	100.0

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

Our product revenues, in particular, those from B2B segment, have grown significantly and we expect continued growth as we attract more pharmacies as customers. Our product revenue from the B2B business segment in 2023 was RMB14.5 billion (US$2.0 billion), representing a 11.5% increase from 2022, and our product revenue from the B2C business segment in 2023 was RMB358.0 million (US$50.4 million), representing a 12.3% decrease from 2022.

Service revenues. Service revenues primarily consist of marketplace (MP) service fees we charge to marketplace sellers to which we provide access to 1 Medicine Marketplace where they are able to effectively sell their products. We charge marketplace sellers commission fees equal to an agreed percentage of the sales price of the product when a sale is completed and also charge marketplace sellers an annual non-refundable up-front fee for platform usage. We refer to these fees as MP service revenue. Since we launched our MP service, it has made substantial contribution to our service revenues. Our service revenues decreased by 6.2% from RMB113.3 million in 2022 to RMB106.2 million (US$15.0 million) in 2023, which was primarily attributable to the decrease of our B2C digital marketing service revenues. We also generate service revenues by providing other ancillary services, mainly online medical consultation services for patients and digital marketing services for pharmaceutical companies.

Operating costs and expenses

The following table sets forth the components of our operating costs and expenses by amounts and percentages of total operating costs and expenses for the periods presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating costs and expenses:
Cost of products sold	(11,804,807)	90.3	(12,676,722)	91.3	(14,099,151)	(1,985,824)	92.2
Fulfillment expenses	(355,836)	2.7	(401,414)	2.9	(400,538)	(56,415)	2.6
Selling and marketing expenses	(513,146)	3.9	(457,880)	3.3	(448,387)	(63,154)	2.9
General and administrative expenses	(206,981)	1.6	(205,623)	1.5	(224,202)	(31,578)	1.5
Technology expenses	(189,284)	1.4	(139,504)	1.0	(124,341)	(17,513)	0.8
Other operating (expenses) income, net	2,012	0.1	(6,556)	0.0	(1,607)	(226)	0.0
Total	(13,068,042)	100.0	(13,887,699)	100.0	(15,298,226)	(2,154,710)	100.0

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

Fulfillment expenses. Fulfillment expenses primarily consist of payroll, bonus and employee benefits for logistics staff, logistics centers rental expenses, shipping and handling expenses and packaging expenses. We expect our fulfillment expenses as a percentage of our total net revenues to decrease because larger B2B orders reduce our cost as a percentage as a result of the way pricing is undertaken by the logistics business. In addition, we have implemented more cost-saving initiatives to reduce the expense.

Selling and marketing expenses. Selling and marketing expenses primarily consist of payroll, bonus and employee benefits for sales and marketing staff, advertising costs, agency fees and costs for promotional materials. We expect our selling and marketing expenses to remain substantial in absolute terms in acquiring and retaining customers and enhancing our brand awareness.

General and administrative expenses. General and administrative expenses primarily consist of payroll, bonus and employee benefit costs for corporate employees, legal, finance, rental expenses, and other corporate overhead costs. We expect our general and administrative expenses to decrease as a percentage of our total net revenues as we leverage the scale of our business.

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

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Net Revenues:
Product revenues	12,331,705	99.2	13,403,436	99.2	14,841,910	2,090,439	99.3
Service revenues	94,197	0.8	113,262	0.8	106,219	14,960	0.7
Total net revenues	12,425,902	100.0	13,516,698	100.0	14,948,129	2,105,399	100.0
Operating costs and expenses:
Cost of products sold	(11,804,807)	(95.0)	(12,676,722)	(93.8)	(14,099,151)	(1,985,824)	(94.3)
Fulfillment expenses	(355,836)	(2.9)	(401,414)	(3.0)	(400,538)	(56,415)	(2.7)
Selling and marketing expenses(1)	(513,146)	(4.1)	(457,880)	(3.4)	(448,387)	(63,154)	(3.0)
General and administrative expenses(1)	(206,981)	(1.7)	(205,623)	(1.5)	(224,202)	(31,578)	(1.5)
Technology expenses(1)	(189,284)	(1.5)	(139,504)	(1.0)	(124,341)	(17,513)	(0.8)
Other operating (expenses) income, net	2,012	—	(6,556)	—	(1,607)	(226)	—
Total operating costs and expenses	(13,068,042)	(105.2)	(13,887,699)	(102.7)	(15,298,226)	(2,154,710)	(102.3)
Loss from operations	(642,140)	(5.2)	(371,001)	(2.7)	(350,097)	(49,311)	(2.3)
Interest income	9,776	0.1	8,118	0.1	8,834	1,244	0.1
Interest expense	(5,488)	—	(13,443)	(0.1)	(20,141)	(2,837)	(0.1)
Foreign exchange (loss) gain	1,937	—	(7,875)	(0.1)	610	86	—
Other income, net	14,890	0.1	8,132	0.1	7,612	1,072	0.1
Loss before income taxes	(621,025)	(5.0)	(376,069)	(2.8)	(353,182)	(49,746)	(2.4)
Income tax expense	—	—	—	—	(251)	(35)	—
Net loss	(621,025)	(5.0)	(376,069)	(2.8)	(353,433)	(49,781)	(2.4)
(1)	Share-based compensation expenses are allocated to operating expense line items as follows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
General and administrative expenses	69,718	86,992	113,536	15,991
Selling and marketing expenses	50,532	50,110	76,976	10,842
Technology expenses	25,343	20,282	35,658	5,022
Total	145,593	157,384	226,170	31,855

The Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

Net Revenues

Our net revenues increased by 10.6% from RMB13.5 billion in 2022 to RMB14.9 billion (US$2.1 billion) in 2023. This increase was primarily due to the increase in product revenues from B2B segment. Our net revenues experienced consistent monthly growth and are significantly impacted by the annual and mid-year e-commerce festivals.

Product Revenues by Segment. Product revenues increased by 10.7% from RMB13.4 billion in 2022 to RMB14.8 billion (US$2.1 billion) in 2023, due to an increase in the number of offline customers through which more products were sold. We experienced an increase in product revenues from B2B segment, which increased by 11.5% to RMB14.5 billion (US$2.0 billion) from RMB13.0 billion last year. Product revenues from B2C segment decreased by 12.3% to RMB358.0 million (US$50.4 million) from RMB408.3 million last year mainly attributable to a shift of resources to our B2B segment.

Service revenues. Our service revenues decreased by 6.2% from RMB113.3 million in 2022 to RMB106.2 million (US$15.0 million) in 2023, which was primarily attributable to the decrease of our B2C digital marketing service revenues in 2023.

Segment Cost of Products Sold

Cost of products sold increased by 11.2% from RMB12.7 billion in 2022 to RMB14.1 billion (US$2.0 billion) in 2023, in line with our overall revenue growth, which is primarily attributable to the growth of sales in the B2B segment.

Segment Profit/Loss

As a result of the foregoing, our segment profit from our B2C segment decreased by 17.7% from RMB96.5 million in 2022 to RMB79.4 million (US$11.2 million) in 2023 because of the decrease in our revenues from the B2C segment. Our segment profit from our B2B segment increased by 3.5% from RMB743.5 million in 2022 to RMB769.6 million (US$108.4 million) in 2023 mainly due to the optimization of our product mix, and such increase is also in line with the increase in our revenues from the B2B segment.

Operating Costs and Expenses

Our operating costs and expenses increased by 10.2% from RMB13.9 billion in 2022 to RMB15.3 billion (US$2.2 billion) in 2023, with increases in the following categories of operating expenses.

Cost of Products Sold. Our cost of products sold increased by 11.2% from RMB12.7 billion in 2022 to RMB14.1 billion (US$2.0 billion) in 2023, primarily due to the revenue growth in B2B business.

Fulfillment Expenses. Our fulfillment expenses decreased by 0.2% from RMB401.4 million in 2022 to RMB400.5 million (US$56.4 million) in 2023. The decrease was primarily attributable to a decrease in the lease expenses of our warehouse. Fulfillment expenses accounted for 2.7% of net revenue in 2023 as compared to 3.0% last year.

Selling and Marketing Expenses. Our selling and marketing expenses decreased by 2.1% from RMB457.9 million in 2022 to RMB448.4 million (US$63.2 million) in 2023. The decrease was primarily attributable to a decrease in the payroll of sales staffs and expenses associated with the increasing efficiency of the B2B business. Selling and marketing expenses accounted for 3.0% of net revenue in 2023 as compared to 3.4% last year.

General and Administrative Expenses. Our general and administrative expenses increased by 9.0% from RMB205.6 million in 2022 to RMB224.2 million (US$31.6 million) in 2023. We recorded the unrecognized share-based compensation of RMB62 million upon the cancellation of the share option plan at our subsidiary level. General and administrative expenses accounted for 1.5% of net revenue in 2023 as compared to 1.5% last year.

Technology Expenses. Our technology expenses decreased by 10.9% from RMB139.5 million in 2022 to RMB124.3 million (US$17.5 million) in 2023, mainly due to our increased efficiency in technology solutions and infrastructure and decreased cost in technology staff. Technology expenses accounted for 0.8% of net revenue in 2023 as compared to 1.0% last year.

Net Loss

As a result of the foregoing, we recorded a net loss of RMB353.4 million (US$49.8 million) in 2023 as compared to a net loss of RMB376.1 million in 2022.

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

General and Administrative Expenses. Our general and administrative expenses decreased by 0.7% from RMB207.0 million in 2021 to RMB205.6 million (US$29.8 million) in 2022. The decrease was primarily due to decreases of cost in managerial staff. General and administrative expenses accounted for 1.5% of net revenue in 2022 as compared to 1.7% last year.

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

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2021, 2022 and 2023 were increases of 0.9%, 2.0% and 1.4%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

B.   Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated by the issuance of preferred shares in private placements and our initial public offering in 2018 and pre-IPO financing in 2020. As of December 31, 2021, 2022 and 2023, we had RMB661.4 million, RMB673.7 million and RMB603.5 million (US$85.0 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and demand deposits.

In addition, as of December 31, 2021, 2022 and 2023, we had RMB182.6 million, RMB205.9 million and RMB50.1 million (US$7.1 million), respectively, in short-term investments. Our short-term investments consist of structured deposits from commercial banks with guaranteed principal and variable interest rates indexed to the performance of underlying assets and fund products purchased from certain financial institutions with maturities within one year. Our operating cash flow and cash are also affected by our ability to manage our inventory effectively and to enhance our overall supply chain efficiency. We believe that our supply chain and effective inventory management, which have resulted in reduced inventory turnover days, support the growing scale of our business, free our valuable working capital and improve our liquidity.

In September 2019, 1 Pharmacy Technology entered into a credit agreement with China Merchant Bank (CMB) which provides a revolving credit facility that allows 1 Pharmacy Technology to borrow up to RMB100.0 million for working capital purpose in one year. In October 2020, November 2021, December 2022 and December 2023, 1 Pharmacy Technology renewed the credit agreement that allowed 1 Pharmacy Technology to borrow up to RMB200.0 million for working capital purposes for another one year. Any draw down on the credit facility will be charged with interest at one-year loan prime rate published by People’s Bank of China plus 0.30%. The borrowings were guaranteed by Yihao Pharmacy. During the year ended December 31, 2022 and 2023, RMB728.2 million and RMB779.6 million were drawn on above credit facility and RMB808.8 million and RMB700.5 million were repaid, with the balance of RMB119.0 million and RMB198.1 million outstanding as of December 31, 2022 and 2023, respectively. The interest rate range for the borrowings in 2022 and 2023 were from 3.60% to 4.55 % per annum.

In June 2020, 1 Pharmacy Technology entered into a credit agreement with Industrial Bank (IB) which provides a revolving credit facility that allows 1 Pharmacy Technology to borrow up to RMB100.0 million for working capital purpose in one year. Any draw down on the credit facility will be charged with interest at one-year loan prime rate published by People’s Bank of China minus 0.35%. In June 2021, the credit agreement was renewed and allows 1 Pharmacy Technology to borrow up to RMB200.0 million for working capital purpose in seven months. Any draw down on the credit facility will be charged with interest at one-year loan prime rate published by People’s Bank of China plus 0.78%. In November 2022, the credit agreement was renewed and allows 1 Pharmacy Technology to borrow up to RMB200.0 million for working capital purpose in seven months. Any draw down on the credit facility will be charged with interest at one-year loan prime rate published by People’s Bank of China plus 0.85%. The borrowings in the years ended December 31, 2021 and 2022 were guaranteed by Yihao Pharmacy. During the years ended December 31, 2022 and 2023, RMB30.0 million and RMB20.0 million were drawn on this credit facility, RMB30.0 million and RMB30.0 million were repaid in 2022 and 2023, with the balance of RMB30.0 million and RMB20.0 million outstanding as of December 31, 2022 and 2023, respectively. The interest rate range for the borrowings in 2021 and 2022 were from 4.63 % to 4.10 % per annum.

1 Pharmacy Technology obtained loan of RMB40.0 million from Shanghai Pudong Technology Financial Service Co., Ltd. with annual interest rate of 8.5% in May 2020. The borrowing was guaranteed by Yihao Pharmacy. 1 Pharmacy Technology repaid RMB40.0 million in 2021 with no balance outstanding as of December 31, 2021 and 2022. 1 Pharmacy Technology also borrowed RMB10.0 million from China Construction Bank (CCB) in 2020 and paid back in 2021. The loan agreement with CCB includes covenants that Debt to Asset Ratio of 1 Pharmacy Technology should be no more than 70%, and the Liquidity Ratio should be no less than 1.0. 1 Pharmacy Technology was in compliance with the covenants as of payment due date in 2021.

We entered into a revolving credit facility with China Zheshang Bank (CZB) that allows us to borrow up to RMB500.0 million for working capital purpose since December 2018 and renewed in December 2020 which will expire in two years. In December 2022, the credit facility was renewed and allow us to borrow up to RMB500.0 million for another two years. Cash deposits or notes receivable are required to be pledged for any draw down of borrowings and notes payables from CZB. No loan with China Zheshang Bank (CZB) was entered in 2021 and 2022.

In September 2022, 1 Pharmacy Technology obtained loan from Shanghai Pudong Development Bank. The borrowing was guaranteed by Guangdong Yihao Pharmacy Co., Ltd. During the years ended December 31, 2022 and 2023, RMB30.0 million with annual interest rate of 4.00% and RMB50.0 million with annual interest rate of 3.65% were obtained. RMB30.0 million and RMB30.0 million were repaid in 2022 and 2023, with the balance of RMB30.0 million and RMB50.0 million outstanding as of December 31, 2022and 2023, respectively.

In March 2023, The Group entered a revolving credit facility with China CITIC Bank that allows the Group to borrow up to RMB20.0 million for working capital purpose till December 31, 2023. During the year ended December 31, 2023, RMB20.0 million with annual interest rate of 3.70% were obtained. RMB0.01 million were repaid in 2023, with the balance of RMB19.99 million outstanding as of December 31, 2023.

We also obtained loans from several other financial institutions. During the years ended December 31, 2023, RMB50.0 million were borrowed, with the balance of RMB50.0 million outstanding as of December 31, 2023. The interest rate range for the borrowings in was from 1.44% to 3.10% per annum in 2023.

In addition, we entered into several agreements with financial institutions to further enhance our liquidity and capital resources. Since 2021, we have maintained a structured payment arrangement with a bank. Pursuant to such agreement, certain suppliers of us were able to put their receivables from us to the bank for early payment. As a result the payment terms of our original accounts payables were substantially modified and considered extinguished as the nature of the original liability has changed from accounts payables to loan borrowings from the bank. The interest expense was charged from the bank at annual rate of 4.35%. As of December 31, 2022 and 2023, the outstanding borrowings from such arrangement were RMB64.1 million and RMB98.1 million respectively, which is repayable within one year and are included in “Accrued expenses and other current liabilities” on the consolidated balance sheets. Total proceeds obtained for settlement for the year ended December 31, 2022 and 2023 were RMB266.8 million and RMB303.8 million respectively and were typically repayable within 90 days of issuance. Total repayments for the year ended December 31, 2022 and 2023 were RMB249.6 million and RMB269.8 million respectively.

Since August 2021, we entered into a factoring agreement with a financial institution, pursuant to which the institution will make an advance payment of accounts with credit term of 30 days typically. We are required to pay the principal and interest to the institution on due. The interest expense was charged from the institution at annual rate of 8.5%. In November 2022, we renewed the factoring agreement with an updated annual rate of 9%. In June 2023, we renewed the factoring agreement with an updated annual rate of 10.5%. As of December 31, 2022 and 2023, the outstanding borrowings from the factoring arrangement were RMB40.1 million and RMB40.4 million respectively, which is repayable within one year and are included in “Accrued expenses and other current liabilities” on the consolidated balance sheets. Total proceeds obtained for settlement for the years ended December 31, 2022 and 2023, were RMB333.1 million and RMB405.1 million respectively and were typically repayable within 30 days of issuance. Total repayments for the years ended December 31, 2022 and 2023 were RMB293.7 million and RMB269.8 million respectively.

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

In August and December 2020, 1 Pharmacy Technology issued its ordinary shares to certain private placement investors at fair value evaluated by the third-party valuer, representing 9.2% of the outstanding shares of 1 Pharmacy Technology. Under the agreements, 1 Pharmacy Technology and the new investors agreed to facilitate 1 Pharmacy Technology’s proposed STAR Listing prior to June 30, 2023. If the proposed STAR Listing is not completed before June 30, 2023, the investors have the right to request Yao Wang to redeem all or part of their equity at the cost of investment, plus an annual interest rate of 6%. This amount has been recorded as redeemable non-controlling interests of RMB871 million and accrued expenses and other current liabilities of RMB240 million, including accrued interest, respectively as of December 31, 2023. Redeemable non-controlling interest at the carrying amount of RMB240 million was reclassified from mezzanine equity to be payable included in accrued expenses and other current liabilities due to the exercise of redemption right. As of the date of this annual report, we were negotiating with the investors of 1 Pharmacy Technology to extend the deadline for redeeming the contingently redeemable non-controlling interest in 1 Pharmacy Technology. As of the same date, certain holders, with a carrying amount of RMB384 million as of December 31, 2023, have signed share repurchase agreements to facilitate repayments. The first installment, amounting to 10% of the principal, is to be repaid within 60 days of signing the agreement. The second installment, comprising 20% of the principal, is due on September 30, 2025 if the holder exercise their redemption rights, while the remaining 70% of the principal, along with all accumulated interest, will be due on September 30, 2026 if the holders exercise their redemption rights. Meanwhile, other holders, with a carrying amount of RMB213 million as of December 31, 2023, have signed commitment letters rearranging their redemption schedules. Pursuant to these commitments, 10% of the principal is to be repaid within 60 days of signing the respective commitment letter, and the remaining 90% of the principal, along with all accumulated interest, will be due on September 30, 2025 if the holder exercise their redemption rights on June 30, 2025. As of the date of this annual report, RMB205 million of principal and RMB42 million of accrued interests are redeemable, and RMB230 million of principal and RMB50 million of accrued interests will be redeemable if the holders exercise their redemption right within one year of the issuance of this annual report.

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

Additionally, historically we have not been profitable or generated positive operating cash flows. We generated net loss of RMB376.1 million and RMB353.4 million (US$49.8 million) in 2022 and 2023, respectively. We recorded net cash operating outflows of RMB23.2 million and RMB447.2 million (US$63.0 million) in 2022 and 2023, respectively. If we are unable to achieve and sustain profitability, or if we continue to experience net cash operating outflows in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Our Industry —We have incurred operating losses in the past, and may not be able to achieve or maintain profitability in the future.”

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

The following table sets forth material amounts of cash and short-term investments disaggregated by currency denomination as of December 31, 2023 in each jurisdiction in which our affiliated entities are domiciled:

	PRC	Hong Kong	Cayman Islands

	(RMB in thousands)
Cash and short-term investments in RMB	483,839	123	130,499
Cash and short-term investments in US$	1,457	1,306	36,443

We have adopted cash management policies to govern transfers of funds among 111, Inc. and its subsidiaries. For details, see “Item 3. Key Information—Transfer of Funds and Other Assets through Our Organization.”

Cash Flows

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(688,837)	(23,152)	(447,244)	(62,993)
Net cash provided by (used in) investing activities	60,138	(47,173)	151,743	21,372
Net cash provided by financing activities	74,339	22,735	205,978	29,011
Net decrease (increase) in cash and cash equivalents, and restricted cash	(557,862)	(43,881)	(93,243)	(13,134)
Cash and cash equivalents, and restricted cash at the beginning of period	1,318,534	760,672	716,791	100,958
Cash and cash equivalents, and restricted cash at the end of period	760,672	716,791	623,548	87,824

Operating Activities

Net cash used in operating activities in 2023 was RMB447.2 million (US$63.0 million) and primarily consisted of our net loss of RMB353.4 million (US$49.8 million), as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustment for non-cash items primarily included RMB226.7 million (US$31.9 million) of share-based compensation, RMB19.9 million (US$2.8 million) of inventory write-down and RMB62.6 million (US$8.8 million) of noncash lease expense, partially offset by an increase in investment income of RMB4.0 million (US$0.6 million). In 2023, the principal items accounting for the changes in operating assets and liabilities were decrease in accounts payable of RMB176.7 million (US$24.9 million) and a decrease in accrued expense and other current liabilities of RMB229.9 million (US$32.4 million). The decrease in accrued expense and other current liabilities account was primarily due to the decrease in advance from customers.

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

Investing Activities

Net cash provided by investing activities in 2023 was RMB151.7 million (US$21.4 million), consisting primarily of purchases of short-term investments of RMB914.3 million (US$128.8 million), partially offset by proceeds from sale or maturity of short-term investments of RMB1,074.2 million (US$151.3 million).

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

Financing Activities

Net cash provided by financing activities in 2023 was RMB206.0 million (US$29.0 million), consisting of proceeds from short-term bank borrowings of RMB919.6 million (US$129.5 million), partially offset by repayment of short-term bank borrowings of RMB750.1 million (US$105.7 million) and proceeds from other financing arrangement of RMB1,451.4 million (US$204.4 million), partially offset by repayment under other financing arrangement of RMB1,415.1 million (US$199.3 million).

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

Net cash provided by financing activities in 2021 was RMB74.3 million (US$11.7 million), consisting of proceeds from short-term bank borrowings of RMB406.8 million (US$63.8 million), partially offset by repayment of short-term bank borrowings of RMB376.4 million (US$59.1 million), and proceeds from reverse factoring arrangement of RMB61.9 million (US$9.7 million), partially offset by repayment under reverse factoring arrangement of RMB15.0 million (US$2.4 million).

Material Cash Requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our capital expenditures and operating lease commitments. We may also need additional cash if 1 Pharmacy Technology’s proposed listing is not completed before June 30, 2024 or the date otherwise agreed, under which circumstance certain investors who are non-controlling shareholders of 1 Pharmacy Technology may require the controlling shareholder of 1 Pharmacy Technology, Yao Wang, to redeem all or part of the equity interests then owned by such investors. Other than those as discussed below, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023. We did not have future minimum capital commitments as of December 31, 2021, 2022 and 2023.

Capital Expenditures

We made capital expenditures of RMB65.7 million, RMB31.7 million and RMB9.8 million (US$1.4 million) in 2021, 2022 and 2023, respectively. In these periods, our capital expenditures were primarily used for purchases of property, equipment and software to establish more fulfillment centers to meet the expected growth of our business.

Operating lease commitments

The following table sets forth our operating lease commitments as of December 31, 2023:

		Less than 1			More than 5
	Total	year	1-3 years	3-5 years	years

	(in RMB thousands)
Operating lease commitments	111,085	45,999	55,438	9,648	—
Total	111,085	45,999	55,438	9,648	—

Our operating lease commitments relate to our leases of certain offices and fulfillment centers. Our lease expenses for the years ended December 31, 2021, 2022 and 2023 were RMB73.8 million, RMB75.8 million and RMB62.6 million (US$8.8 million), respectively.

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

D.   Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

Fair value of ordinary shares of 1 Pharmacy

We granted restricted shares of 1 Pharmacy Technology to our employees under Employee ownership plan of 1 Pharmacy Technology. 1 Pharmacy Technology has been a private company with no active quoted market prices for its ordinary shares. We therefore needed to make estimates of the fair value of ordinary shares for the purpose of determining the fair value of restricted shares in 1 Pharmacy Technology at the date of the grant as one of the inputs. We estimate the fair value of the restricted shares at the date of grant in using income approach which requires that we prepare a forecast of future operations, as an input into the discounted cash flow model, which involves significant management judgment. Although management believes the Company’s forecast is reasonable, no assurance can be given, especially when the Company is still in a loss-making position. The discounted cash flows are sensitive due to changes in key forecast assumptions, including mainly revenue. The fair value of the shares granted during 2023 under Employee ownership plan of 1 Pharmacy Technology is RMB36.4 million. If change in various factors constituting the estimate of revenue result in 5 percentage point increase/decrease in the overall estimate revenue, it would result in an increase/decrease of total compensation cost of RMB1.8/1.8 million.

Item 6.   Directors, Senior Management and Employees

A.   Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Gang Yu	64	Co-founder and Co-Chairman
Junling Liu	59	Co-founder, Co-Chairman and Chief Executive Officer
Lian Yong Chen	61	Director
Nee Chuan Teo	53	Independent Director
Jian Sun	59	Independent Director
Jun Luo	56	Independent Director

Dr. Gang Yu is our co-founder and has served as our executive chairman since 2015. Since September 2018, Dr. Yu has served as our co-chairman. He is a recipient of numerous prestigious international awards, including the 2002 Franz Edelman Management Science Achievement Award from INFORMS and the 2012 Martin K. Starr Excellence in Production and Operations Management Practice Award from POMS. Dr. Yu co-founded and served as chairman of YHD.com, a leading e-commerce company in China. Dr. Yu currently serves as a director of Midea Group Co., Ltd. (SZSE: 000333), and as the co-chairman of the board of Zall Group (02098.HK). Prior to founding YHD.com, Dr. Yu served as the vice president of Worldwide Procurement at Dell Inc. from 2006 to 2007 and the vice president of Worldwide Supply Chain at Amazon.com from 2004 to 2006. Before Amazon, Dr. Yu was the chair professor at McCombs School of Business at The University of Texas at Austin from 1989 to 2004. Dr. Yu received his bachelor’s degree in science from Wuhan University in 1982, master’s degree in physics from Cornell University in 1986 and Ph.D. degree in decision sciences from The Wharton School of the University of Pennsylvania in 1990. Dr. Yu has been a member of the Board of Overseers of The Wharton School of the University of Pennsylvania since 2019. Dr. Yu has published 6 books and over 80 journal articles. Dr. Yu also holds three U.S. patents related to airline optimization solutions.

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

Dr. Lian Yong Chen has served as our director since May 2019. He is currently the founding managing partner and CEO of 6 Dimensions Capital. He has over 20 years of experience in the life sciences industry in China and the United States as a venture capitalist, senior management executive, entrepreneur, and scientific inventor. He was the founder and managing partner at Frontline BioVentures and a partner at FIL Capital Management (Hong Kong) Limited in Asia from May 2008 to March 2014. Dr. Chen has been an executive director and the chairman of the board of Ocumension Therapeutics since May 2018 (being re-designed from executive Director to non-executive Director on July 20, 2021), a company listed on the Stock Exchange (stock code: 1477). Since August 2018 to July 2021, he has served as a non-executive director at CStone Pharmaceuticals, a company listed on the main board of the Stock Exchange (stock code: 2616). Since January 2015 to March 2022, he has served as a non-executive Director at Hua Medicine, a company listed on the main board of the Stock Exchange (stock code: 2552). He served as a director of Shanghai Hile Bio-Pharmaceutical Co. Ltd., a company listed on the Shanghai Stock Exchange (stock code: 603718) since December 2014 to May 2021. Since August 2019, he has been a non-executive director and chairman of the board of Cutia Therapeutics, a company listed on the main board of the Stock Exchange (stock code: 2487). Since December 2019, he has been a non-executive Director of Neusoft Xikang Holdings Inc, a company listed on the main board of the Stock Exchange (stock code: 9686). Save as disclosed above, Dr. Lian Yong Chen is not and has not been a director of any other listed companies in the past three years. Dr. Lian Yong Chen conducted postdoctoral research at the Massachusetts Institute of Technology after obtaining his Ph.D. degree in Chemistry (with top honor) from the University of Louvain, Louvain-La-Neuve in Belgium in July 1991. He obtained his Bachelor of Science degree in Chemistry from Peking University in June 1984.

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

B.    Compensation

For the year ended December 31, 2023, we paid an aggregate of approximately RMB7.44 million (US$1.05 million) in cash and other benefits to our directors and executive officers. For share incentive grants to our officers and directors, see “—Share Incentives.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentives

Share Incentive Policies

We adopted certain share incentive policies in December 2013 and August 2014, or the 2013 Policy and the 2014 Policy, respectively, for the purpose of granting share - based compensation awards to our officers, employees, directors, consultants and other eligible persons to incentivize their performance and promote the success of our business.

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

2018 Plan

In August 2018, we adopted our 2018 Share Incentive Plan, or the 2018 Plan, which became effective on September 15, 2018, one day after the completion of our initial public offering, replacing the 2016 Plan in its entirety. The 2018 Plan allows us to offer share-based incentive awards to employees, officers, directors and individual consultants who render services to us. The 2018 Plan permits the grant of options, restricted shares and restricted share units, or other types of awards, in the form of cash or otherwise, as approved by our board of directors or a committee thereof. The maximum number of Class A ordinary shares that may be issued pursuant to all awards under the 2018 Plan is 13,671,109, plus an annual increase on the first day of each fiscal year of our company during the ten-year term of the 2018 Plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to the lesser of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by our board of directors. Upon the effectiveness of the 2018 Plan, we no longer grant any awards under the 2016 Plan. Outstanding awards granted under the 2016 Plan will remain effective and be subject to the terms and conditions of the 2018 Plan. As of the date of this annual report, options to purchase a total of 2,182,198 Class A ordinary shares and 7,951,912 restricted share units were granted and outstanding under the 2018 Plan. The following paragraphs summarize the terms of the 2018 Plan:

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

Ordinary
Shares
Underlying
Outstanding
	Share	Exercise
	Incentive	Price		Expiration
Name	Awards	($/Share)	Grant Date	Date
			4/13/2020	4/12/2030
			5/13/2020	5/12/2030
			6/13/2020	6/12/2030
			7/13/2020	7/12/2030
			1/1/2021	12/31/2030
			1/1/2022	12/31/2031
			5/13/2022	5/12/2032
			6/13/2022	6/12/2032
			7/13/2022	7/12/2032
			8/13/2022	8/12/2032
			1/1/2023	12/31/2032
			5/12/2023	5/11/2033
			6/13/2023	6/12/2033
			7/13/2023	7/12/2033
			8/11/2023	8/10/2033
			9/13/2023	9/12/2033
Gang Yu	*	†	10/13/2023	10/12/2033
			11/13/2023	11/12/2033
			12/13/2023	12/12/2033
			1/12/2024	1/11/2034
			2/7/2024	2/6/2034
			3/13/2024	3/12/2034
			4/12/2024 and	4/11/2034
			5/13/2024	5/12/2034
			4/13/2020	4/12/2030
			5/13/2020	5/12/2030
			6/13/2020	6/12/2030
			7/13/2020	7/12/2030
			5/13/2022	5/12/2032
			6/13/2022	6/12/2032
			7/13/2022	7/12/2032
			8/13/2022	8/12/2032
			5/12/2023	5/11/2033
Junling Liu	*	†	6/13/2023	6/12/2033
			7/13/2023	7/12/2033
			8/11/2023	8/10/2033
			9/13/2023	9/12/2033
			10/13/2023	10/12/2033
			11/13/2023	11/12/2033
			12/13/2023	12/12/2033
			1/12/2024	1/11/2034
			2/7/2024	2/6/2034
			3/13/2024	3/12/2034
			4/12/2024 and	4/11/2034
			5/13/2024	5/12/2034
Lian Yong Chen	*	†	6/1/2019	5/31/2029
Nee Chuan Teo	*	†	9/12/2018	9/11/2028
Jian Sun	*	†	9/12/2018	9/11/2028
Jun Luo	*	†	9/12/2018	9/11/2028
All directors and executive officers as a group	459,610

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

Board Diversity Matrix (As of March 31, 2024)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	0
Did Not Disclose Demographic Background	0

D.    Employees

The following table sets forth the numbers of our employees categorized by function as of December 31, 2023.

	As of December 31, 2023
	Number	% of Total
Functions:
Wholesale pharmacy business	662	44%
Retail pharmacy business	162	11%
Supply chain	143	9%
Procurement	274	18%
Research and development and IT	178	12%
General and administrative	101	7%
Total	1,520	100.0

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

E.   Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2024 by:

●	each of our current directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our shares.

The calculations in the table below are based on 171,328,644 ordinary shares outstanding as of March 31, 2024, comprising of (i) 99,328,644 Class A ordinary shares, and (ii) 72,000,000 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after March 31, 2024, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

			Percentage
			of total
			ordinary	Percentage
	Class A	Class B	shares on an	of aggregate
	Ordinary	Ordinary	as-converted	voting
	Shares	Shares	basis	power†
Directors and Executive Officers:*
Gang Yu(1)(9)	**	36,000,000	21.0	45.8
Junling Liu(2)(7)	1,131,134	36,000,000	21.7	45.9
Lian Yong Chen(3)	7,265,894	—	4.2	0.6
Nee Chuan Teo(4)	**	—	**	**
Jian Sun(5)	**	—	**	**
Jun Luo(6)	**	—	**	**
All directors and executive officers as a group	8,512,168	72,000,000	47.0	92.3

Principal Shareholders:
Sunny Bay Global Limited(7)	—	36,000,000	21.0	45.8
ClearVue Partners, L.P.(8)	15,848,264	—	9.3	1.3
First Pharmacia International(10)	8,690,562	—	5.1	0.7

Notes:

*

Except for Dr. Lian Yong Chen, Mr. Nee Chuan Teo, Mr. Jian Sun and Mr. Jun Luo, the business address of our directors and executive officers is 3-4/F, No. 295 ZuChongZhi Road, Pudong New Area, Shanghai, the People’s Republic of China.

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

(1)	Represents (i) 58,424 Class A shares held by Dr. Gang Yu, (ii) 36,000,000 Class B ordinary shares held by Dr. Gang Yu, and (iii) 9,535 Class A ordinary shares that Dr. Gang Yu has the right to obtain within 60 days following March 31, 2024, upon the conversion of 9,535 vested RSUs as of March 31, 2024, at a ratio of one Class A ordinary share for each RSU.
(2)	Represents (i) 1,131,134 Class A ordinary shares held by Mr. Junling Liu, (ii) 36,000,000 Class B ordinary shares held by Sunny Bay Global Limited, a company incorporated in the British Virgin Islands. Sunny Bay Global Limited is wholly owned by Mr. Liu, and (iii) 9,535 Class A ordinary shares that Mr. Junling Liu has the right to obtain within 60 days following March 31, 2024, upon the conversion of 9,535 RSUs as of March 31, 2024, at a ratio of one Class A ordinary share for each RSU.
(3)	Represents (i) 6,883,600 Class A Ordinary Shares represented by 3,441,800 ADSs directly held by 6 Dimensions Capital, L.P., (ii) 362,294 Class A Ordinary Shares represented by 181,147 ADSs directly held by 6 Dimensions Affiliates Fund, L.P., and (iii) 20,000 Class A ordinary shares that Dr. Lian Yong Chen has the right to obtain within 60 days following March 31, 2023, upon the conversion of 20,000 RSUs as of March 31, 2023, at a ratio of one Class A ordinary share for each RSU. 6 Dimensions Capital GP, LLC is the general partner of both 6 Dimensions Capital, L.P. and 6 Dimensions Affiliates Fund, L.P. Dr. Lian Yong Chen is the largest shareholder of and controls 6 Dimensions Capital GP, LLC. Dr. Chen may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by 6 Dimensions Capital, L.P. and 6 Dimensions Affiliates Fund, L.P. The information contained in this paragraph is based on the Schedule 13D/A filed by 6 Dimensions Capital GP, LLC and certain other filers named therein on February 27, 2024.

(4)	The business address of Mr. Nee Chuan Teo is 2201, Block 31, 388 Furongjiang Road, Shanghai, China.
(5)	The business address of Mr. Jian Sun is 124 Caobao Road, Xuhui District, Shanghai, China.
(6)	The business address of Mr. Jun Luo is Floor 3, 6B Tower, Huan Ya Technology Building, Lane 1228, Jiang Chang Road, Jing’an District, Shanghai, China.
(7)	Represents 36,000,000 Class B ordinary shares held by Sunny Bay Global Limited, a company incorporated in the British Virgin Islands. Sunny Bay Global Limited is wholly owned by Mr. Junling Liu. The registered office address of Sunny Bay Global Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(8)	Represents 15,848,264 Class A ordinary shares represented by 504 ADSs directly held by ClearVue Partners, L.P. and 7,923,628 ADSs directly held by ClearVue YW Holdings, Ltd.. ClearVue Partners, L.P. owns 100% of the equity interest in ClearVue YW Holdings, Ltd. and may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by ClearVue YW Holdings, Ltd. ClearVue Partners GP, L.P. is the general partner of ClearVue Partners, L.P. and may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by ClearVue Partners, L.P. and Class A Ordinary Shares represented by ADSs directly held by ClearVue YW Holdings, Ltd.. The information contained in this paragraph is based on the Schedule 13D/A filed by ClearVue Partners, L.P. and certain other filers named therein on February 27, 2024.
(9)	Represents 8,690,562 Class A ordinary shares represented by 4,345,281 ADSs directly held by First Pharmacia International, a Cayman Islands exempted company. First Pharmacia International is the wholly-owned subsidiary of BVCF Realization Fund, L.P. BVCF Realization Fund GP, Ltd is the general partner of BVCF Realization Fund, L.P. and may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by First Pharmacia International. The registered office address of First Pharmacia International is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman, KY1-9008, Cayman Islands. The information contained in this paragraph is based on the Schedule 13D/A filed by First Pharmacia International and certain other filers named therein on February 27, 2024.

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

To our knowledge, as of March 31, 2024, a total of 135,328,638 ordinary shares, representing approximately 78.99% of our total outstanding ordinary shares, were held by two record shareholders in the United States, including The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. For example, as of the date of this annual report, we are involved in legal arbitration with one of the investors in the 1 Pharmacy Technology, regarding the redemption of its noncontrolling interest in 1 Pharmacy Technology. The amount in dispute is approximately RMB36.1 million. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

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

As described in “—People’s Republic of China Taxation,” gains on the sale of ADSs or ordinary shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, a U.S. Holder may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credit in respect to any PRC tax on dispositions. The Foreign Tax Credit Regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or ordinary shares if the U.S. Holder does not elect to apply the benefits of the Treaty. However, in that case it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The U.S. Internal Revenue Service (the “IRS”) recently released notices which indicate that the U.S. Treasury Department and the IRS are considering amendments to these Treasury regulations and provides relief from certain of their provisions for taxable years ending before the date that a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance). The notices also indicate the U.S. Treasury Department and the IRS are considering whether, and in what conditions, to provide additional temporary relief in later taxable years. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax in their particular circumstances (including any applicable limitations).

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

Based on the composition of our income and assets and the estimated value of our assets, including goodwill, which is based on the price of our ADSs, we believe that we were not a PFIC for our taxable year ended on December 31, 2023. However, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in large part, by reference to the market price of the ADSs, which has been and may continue to be volatile). Therefore, the risk of us being or becoming a PFIC will increase if during any taxable year our ADS price declines significantly.

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

As of December 31, 2023, we had Renminbi-denominated cash and cash equivalents of RMB564.3 million (US$75.5 million). A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2023 would result in a decrease of US$7.2 million in cash and cash equivalents. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2023 would result in an increase of US$8.0 million in cash and cash equivalents.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In 2023, we did not receive any payments incurred in connection with our investor relations and ADR program-related activities from the depositary.

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

Item 15.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2023. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

Attestation Report of the Registered Public Accounting Firm

Deloitte Touche Tohmatsu Certified Public Accountants LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2023 as stated in its report, which appears on page F-4 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

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

	For the year ended December 31,
	2021		2022		2023

	(in thousands)
Audit fees and audit-related fees(1)	US$	1,324	US$	1,223	US$	946
(1)	“Audit fees and audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit or review of our annual or quarterly financial statements, audit-related fees include service relating to the audit of the financial statements of 1 Pharmacy Technology in connection with its proposed initial public offering from 2021 to 2022.

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

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On September 7, 2021, our board of directors authorized a share repurchase program, under which we may purchase up to US$10 million of our Class A ordinary shares in the form of ADSs over the next 12 months from September 7, 2021. The US$10 million share repurchase program was publicly announced on September 7, 2021. We did not purchase our Class A ordinary shares under such share repurchase program for the year ended December 31, 2023 and such share repurchase program expired in September 2022.

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

Item 16H   Mine Safety Disclosure

Not applicable.

Item 16I.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Not applicable.

Item 16K. Cybersecurity

Cybersecurity Risk Management and Strategy

At 111, cybersecurity risk management is an integral part of our overall enterprise risk management program. We are intensely focused on risks arising from cybersecurity threats and incidents, including with respect to our own information assets and those of our customers and other third parties with whom we do business.

Our cybersecurity risk management program, which includes programs with respect to data privacy, product security, and information security, is designed to align with our industry’s applicable practices and standards. Our program provides a framework for identifying, monitoring, evaluating, and responding to cybersecurity threats and incidents, including those associated with our use of software, applications, services, and cloud infrastructure developed or provided by third-party vendors and service providers. This framework includes steps for identifying the source of a cybersecurity threat or incident, including whether such cybersecurity threat or incident is associated with a third-party vendor or service provider, assessing the severity and risk of a cybersecurity threat or incident, implementing cybersecurity countermeasures and mitigation strategies, and informing management and the Board of Directors of potentially material cybersecurity threats and incidents or other significant changes in the evolving cybersecurity threat landscape.

Our cybersecurity team is responsible for assessing our cybersecurity risk management program and our incident response plan, which we regularly test through emergency drills, and testing of our security capabilities through additional techniques, such as penetration testing. In addition, we regularly engage independent third-party auditors to evaluate our compliance with various security compliance standards. We also conduct internal annual assessments of our cybersecurity risk management program and retest the results for validation on a regular basis. We review or update our cybersecurity policies, processes and procedures annually, or more frequently as needed, to account for changes in the threat landscape, as well as in response to legal and regulatory developments. Our cybersecurity efforts also include mandatory training for all employees and contractors on 111’s security and privacy policies, processes, and procedures. We also have clearly defined expectations for acceptable use policies, and we require employees to certify their adherence to our code of conduct. We also periodically send our employees simulated phishing and spear-phishing emails to test their compliance with our policies. Although we have continued to invest in our diligence, onboarding, monitoring, and surveillance capabilities over our critical third parties, including our third-party vendors and service providers, and cease engagement with third parties who we determine not to meet our cybersecurity standards, our control over the security posture of our critical third parties remains limited, and there can be no assurance that we can prevent, mitigate, or remediate the risk of any compromise or failure in the information assets owned or controlled by such third parties.

A cross-functional incident response team, comprised of representatives from information technology, information security, product operation and maintenance, privacy compliance and legal, is responsible for identifying, monitoring, evaluating, and resolving potential threats or incidents, such as cyberattacks, data breaches, intrusions, and other security incidents and implementing our detailed incident response plan. Our detailed incident response plan includes processes and procedures designed to assess potential internal and external threats, deploy countermeasures, and notify relevant members of our management team, as well as crisis management, and activating post-incident recovery designed to safeguard the confidentiality, availability, and integrity of our information assets.

In 2023, we did not identify any cybersecurity threats or incidents that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats or incidents or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Risk Factors – Risks Related to Doing Business in China” in this annual report.

Cybersecurity Governance

Our Board of Directors has oversight responsibility for our overall enterprise risk management. The Board of directors is responsible for ensuring that management (i) has policies, processes, and procedures designed to identify, monitor, evaluate, and respond to cybersecurity risks to which the company is exposed and (ii) takes steps to resolve cybersecurity risks and mitigate and remediate cybersecurity threats and incidents, including monitoring the activities of the cybersecurity team and incident response team and reviewing and updating our cybersecurity policies, processes and procedures. The Audit Committee also reports material cybersecurity risks to our full Board of Directors.

Management is responsible for day-to-day risk management activities, including identifying and assessing cybersecurity risks, establishing processes to ensure that potential cybersecurity risk exposures are monitored, implementing appropriate mitigation and remediation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of our Chief Technology Officer (“CTO”). Our CTO and dedicated personnel are certified and experienced information systems security professionals and information security managers with many years of experience across a variety of technology sub-specialties.

Our CTO receives reports from our cybersecurity and incident response team and monitors the prevention, detection, mitigation, and remediation of cybersecurity risks. Management, including the CTO, regularly updates the Audit Committee and the Board of Directors on the Company’s cybersecurity programs, material cybersecurity risks (including risks identified by third party cybersecurity assessments or arising from other developments in the cybersecurity threat landscape) and mitigation and remediation strategies.

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

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.3*	Consent of Commerce & Finance Law Offices

97*	Clawback Policy

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*     Filed herewith

**   Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

111, Inc.

	By:	/s/ Junling Liu
	Name:	Junling Liu
	Title:	Chief Executive Officer and Co-Chairman of the Board

Date: May 14, 2024

111, INC.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO SHAREHOLDERS AND THE BOARD OF DIRECTORS OF 111, INC.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of 111, Inc. and its subsidiaries (the “Company”), as of December 31, 2023 and 2022, the related consolidated statements of comprehensive loss, changes in shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2023 and the related notes and the financial statement schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the “PCAOB”), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 14, 2024 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(ai). Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has accumulated deficit due to recurring losses from operations, additionally, the Company has not yet completed its qualified initial public offerings (“IPOs”) and if not completed as planned, it would result in the potential cash redemption of the redeemable non-controlling interest, that raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Revenue Recognition— Refer to Note 2(m) and Note 13 to the financial statements

Critical Audit Matter Description

As described in Note 2(m) and Note 13, the Company generated substantially all of its revenue from sales of medicines, healthcare products and other wellness merchandise through its online platforms in the year ended December 31, 2023, of which product revenues from the B2B segment (“B2B product sales”) were RMB14,484 million, or 96.9% of total revenues. The Company recognizes revenues from B2B product sales at the point in time when the delivery was completed and uses automated systems to process and record its revenue transactions.

We identified occurrence of product revenue as a critical audit matter because there is inherent risk around the occurrence of revenue given the significance of B2B product sales and large volume processed by the systems. Our audit procedures related to B2B product revenue recognition included the following, among others:

●	With the assistance of our IT specialists and data specialists:
●	We tested the relevant general IT controls within the environment in which the revenue transactions are processed, including interface controls between different IT applications.
●	We tested key controls over product revenue recognition.
●	We performed tests on product revenue transaction data to ensure consistency between different operating systems and consistency between operating systems and the accounting system, to evaluate data accuracy and completeness
●	We analyzed product revenue transaction data by comparing data in different periods and identifying transactions with characteristics of audit interest for further testing to evaluate the reasonableness of the transactions.
●	We tested revenue recognition through performing test of details on selected orders by tracing the selected samples to supporting documentation such as cash collection and logistic delivery information to verify whether the revenue was properly recorded.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

May 14, 2024

We have served as the Company’s auditor since 2018.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO SHAREHOLDERS AND THE BOARD OF DIRECTORS OF 111, INC.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of 111, Inc. and subsidiaries ( the “Company”) as of December 31, 2023 based on criteria established in Internal Control — Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the “PCAOB”), the financial statements as of and for the year ended December 31, 2023 of the Company and our report dated May 14, 2024 expressed an unqualified opinion on those financial statements and included explanatory paragraphs regarding the convenience translation of Renminbi amounts into United States dollar amounts and the Company’s ability to continue as a going concern.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

May 14, 2024

111, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

		As of December 31,
		2022	2023	2023
				US$
	Notes	RMB	RMB	(Note 2 (ai))
ASSETS
Current assets:
Cash and cash equivalents		673,669	603,523	85,004
Restricted cash		43,122	20,025	2,820
Short-term investments measured at fair value	3	205,861	50,143	7,062
Accounts receivable, net of allowance of credit loss of RMB3,630 and RMB4,282 as of December 31, 2022 and 2023, respectively		488,875	536,823	75,610
Notes receivable	4	43,332	77,598	10,929
Inventories	5	1,498,900	1,419,396	199,918
Prepayments and other current assets	6	282,066	225,823	31,807
Total current assets		3,235,825	2,933,331	413,150
Property and equipment, net		48,497	34,340	4,837
Intangible assets, net		3,267	2,256	318
Long-term investments		2,000	2,000	282
Operating lease right-of-use assets	7	163,877	103,799	14,621
Other non-current assets		20,348	13,310	1,875
Total assets		3,473,814	3,089,036	435,083

LIABILITIES AND EQUITY
Short-term borrowings	8	178,990	338,075	47,617
Accounts payable		1,764,849	1,588,693	223,763
Accrued expenses and other current liabilities	9	781,271	818,295	115,255
Total current liabilities		2,725,110	2,745,063	386,635
Long-term operating lease liabilities	7	100,469	62,624	8,820
Other non-current liabilities		—	5,245	739
Total liabilities		2,825,579	2,812,932	396,194
Commitments and contingencies	19

MEZZANINE EQUITY
Redeemable non-controlling interests	10	1,056,939	870,825	122,653

SHAREHOLDERS’ DEFICIT
Ordinary shares Class A ($0.00005 par value per share; 800,000,000 shares authorized; 96,588,106 issued; 95,034,624and 99,044,214 outstanding as of December 31, 2022 and 2023, respectively)	12	31	32	5
Ordinary shares Class B ($0.00005 par value per share; 72,000,000 shares authorized, 72,000,000 shares issued and outstanding as of December 31, 2022 and 2023)	12	25	25	3
Treasury shares (2,330,620 and 333,000 shares as of December 31, 2022 and 2023)		(40,859)	(5,887)	(829)
Additional paid-in capital		2,977,174	3,169,114	446,360
Accumulated deficit		(3,426,556)	(3,819,249)	(537,930)
Accumulated other comprehensive income		75,586	72,514	10,214
Total 111, Inc.’ deficit		(414,599)	(583,451)	(82,177)
Non-controlling interests	11	5,895	(11,270)	(1,587)
Total deficit		(408,704)	(594,721)	(83,764)
Total liabilities, mezzanine equity and equity		3,473,814	3,089,036	435,083

The accompanying notes are an integral part of these financial statements.

111, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands, except for share and per share data)

		Years Ended December 31,
		2021	2022	2023	2023
	Notes	RMB	RMB	RMB	US$
					(Note 2 (ai))
Net revenues	13	12,425,902	13,516,698	14,948,129	2,105,399
Operating costs and expenses:
Cost of products sold		(11,804,807)	(12,676,722)	(14,099,151)	(1,985,824)
Fulfillment expenses		(355,836)	(401,414)	(400,538)	(56,415)
Selling and marketing expenses		(513,146)	(457,880)	(448,387)	(63,154)
General and administrative expenses		(206,981)	(205,623)	(224,202)	(31,578)
Technology expenses		(189,284)	(139,504)	(124,341)	(17,513)
Other operating income (expenses), net		2,012	(6,556)	(1,607)	(226)
Total operating costs and expenses		(13,068,042)	(13,887,699)	(15,298,226)	(2,154,710)
Loss from operations		(642,140)	(371,001)	(350,097)	(49,311)
Interest income		9,776	8,118	8,834	1,244
Interest expense		(5,488)	(13,443)	(20,141)	(2,837)
Foreign exchange gain (loss)		1,937	(7,875)	610	86
Other income, net		14,890	8,132	7,612	1,072
Loss before income taxes		(621,025)	(376,069)	(353,182)	(49,746)
Income tax expense	16	—	—	(251)	(35)
Net loss		(621,025)	(376,069)	(353,433)	(49,781)
Net loss attributable to non-controlling interest		27,819	15,281	16,829	2,370
Net loss attributable to redeemable non-controlling interest	10	56,766	32,329	30,852	4,345
Adjustment attributable to redeemable non-controlling interest	10	(133,370)	(88,419)	(86,941)	(12,245)
Net loss attributable to ordinary shareholders		(669,810)	(416,878)	(392,693)	(55,311)

Other comprehensive income (loss), net of tax of nil
Unrealized gains of available-for-sale securities		8,312	4,810	4,343	612
Realized gains of available-for-sale securities		(7,801)	(4,464)	(4,166)	(587)
Foreign currency translation adjustments		(4,051)	15,869	(3,249)	(458)
Comprehensive loss		(673,350)	(400,663)	(395,765)	(55,744)

Loss per share:
Basic and diluted	15	(4.04)	(2.50)	(2.33)	(0.33)

Weighted average number of shares used in computation of loss per share:
Basic and diluted	15	165,866,901	166,634,121	168,609,128	168,609,128

The accompanying notes are an integral part of these financial statements.

111, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands, except for share data)

	Ordinary Shares		Ordinary Shares						Accumulated
	Class A		Class B				Additional		Other	Non-	Total
	Outstanding		Outstanding		Treasury Shares		Paid-in	Accumulated	Comprehensive	controlling	Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Income (Loss)	Interests	(Deficit)
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2021	93,353,402	30	72,000,000	25	1,997,620	(34,972)	2,669,279	(2,339,868)	62,911	48,995	406,400
Share-based compensation	—	—	—	—	—	—	145,593	—	—	—	145,593
Issuance of ordinary shares upon the exercise of stock options and vesting of restricted share units	1,128,084	1	—	—	—	—	2,917	—	—	—	2,918
Repurchase of shares	(333,000)	—	—	—	333,000	(5,887)	—	—	—	—	(5,887)
Net loss	—	—	—	—	—	—	—	(593,206)	—	(27,819)	(621,025)
Net loss attributable to redeemable non-controlling interest	—	—	—	—	—	—	—	56,766	—	—	56,766
Adjustment attributable to redeemable non-controlling interest	—	—	—	—	—	—	—	(133,370)	—	—	(133,370)
Unrealized gains of available-for-sale securities, net of tax	—	—	—	—	—	—	—	—	8,312	—	8,312
Reclassification of realized gains, net of tax	—	—	—	—	—	—	—	—	(7,801)	—	(7,801)
Foreign currency translation, net of tax	—	—	—	—	—	—	—	—	(4,051)	—	(4,051)
Balance at December 31, 2021	94,148,486	31	72,000,000	25	2,330,620	(40,859)	2,817,789	(3,009,678)	59,371	21,176	(152,145)
Share-based compensation	—	—	—	—	—	—	162,069	—	—	—	162,069
Issuance of ordinary shares upon the exercise of stock options and vesting of restricted share units	886,138	—	—	—	—	—	274	—	—	—	274
Former VIE reorganization	—	—	—	—	—	—	(2,958)	—	—	—	(2,958)
Net loss	—	—	—	—	—	—	—	(360,788)	—	(15,281)	(376,069)
Net loss attributable to redeemable non-controlling interest	—	—	—	—	—	—	—	32,329	—	—	32,329
Adjustment attributable to redeemable non-controlling interest	—	—	—	—	—	—	—	(88,419)	—	—	(88,419)
Unrealized gains of available-for-sale securities, net of tax	—	—	—	—	—	—	—	—	4,810	—	4,810
Reclassification of realized gains, net of tax	—	—	—	—	—	—	—	—	(4,464)	—	(4,464)
Foreign currency translation, net of tax	—	—	—	—	—	—	—	—	15,869	—	15,869
Balance at December 31, 2022	95,034,624	31	72,000,000	25	2,330,620	(40,859)	2,977,174	(3,426,556)	75,586	5,895	(408,704)
Share-based compensation	—	—	—	—	—	—	226,690	—	—	—	226,690
Issuance of ordinary shares upon the exercise of stock options and vesting of restricted share units	2,011,970	1	—	—	—	—	222	—	—	—	223
Vest of restricted stock and stock option in Treasury Shares	1,997,620	—	—	—	(1,997,620)	34,972	(34,972)	—	—	—	—
Net loss	—	—	—	—	—	—	—	(336,604)	—	(17,165)	(353,769)
Net loss attributable to redeemable non-controlling interest	—	—	—	—	—	—	—	30,852	—	—	30,852
Adjustment attributable to redeemable non-controlling interest	—	—	—	—	—	—	—	(86,941)	—	—	(86,941)
Unrealized gains of available-for-sale securities, net of tax	—	—	—	—	—	—	—	—	4,343	—	4,343
Reclassification of realized gains, net of tax	—	—	—	—	—	—	—	—	(4,166)	—	(4,166)
Foreign currency translation, net of tax	—	—	—	—	—	—	—	—	(3,249)	—	(3,249)
Balance at December 31, 2023	99,044,214	32	72,000,000	25	333,000	(5,887)	3,169,114	(3,819,249)	72,514	(11,270)	(594,721)

The accompanying notes are an integral part of these financial statements.

111, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Years Ended December 31,
	2021	2022	2023	2023
				US$
	RMB	RMB	RMB	(Note 2 (ai))
Operating activities:
Net loss	(621,025)	(376,069)	(353,433)	(49,781)
Adjustments to reconcile net income to net cash used in operating activities:
Share-based compensation	145,593	162,069	226,691	31,929
Depreciation and amortization	27,221	40,819	21,780	3,068
(Gain) loss on disposal of property and equipment	(52)	1,372	992	140
Loss on disposal of intangible assets	—	18	—	—
Inventory write-down	45,976	28,498	19,910	2,804
Credit loss	1,339	2,694	1,950	275
Investment income, net	(7,801)	(4,214)	(4,025)	(567)
Noncash lease expense	89,785	69,322	62,610	8,818
Exchange loss	—	7,875	610	86
Changes in operating assets and liabilities:
Accounts receivable	(242,395)	(86,977)	(49,898)	(7,028)
Notes receivable	(78,151)	47,402	(34,266)	(4,825)
Inventories	(400,554)	(406,291)	59,594	8,394
Prepayments and other current assets	69,279	(39,491)	57,165	8,051
Other non-current assets	(17,025)	1,738	7,038	991
Accounts payable	274,000	417,497	(176,735)	(24,893)
Accrued expenses and other current liabilities	120,923	177,644	(229,975)	(32,391)
Operating lease liabilities	(93,751)	(65,521)	(62,497)	(8,803)
Other non-current liabilities	(2,199)	(1,537)	5,245	739
Net cash used in operating activities	(688,837)	(23,152)	(447,244)	(62,993)
Investing activities:
Purchases of property and equipment	(62,592)	(31,574)	(9,822)	(1,383)
Purchases of intangible assets	(100)	(114)	(3)	—
Purchase of long-term investments	(3,000)	—	—	—
Payment of former VIE reorganization	—	(2,958)	—	—
Proceeds from sale of long-term investments	140	750	—	—
Purchase of short-term investments	(1,832,427)	(1,268,925)	(914,326)	(128,780)
Proceeds from sale or maturity of short-term investments	1,957,801	1,254,463	1,074,246	151,303
Proceeds from disposal of property and equipment	316	1,185	1,648	232
Net cash provided (used in) by investing activities	60,138	(47,173)	151,743	21,372

Financing activities:
Net proceeds from issuance of ordinary shares upon the exercise of stock options	2,918	274	223	31
Payment for share repurchase	(5,887)	—	—	—
Proceeds from short-term bank borrowings	406,837	788,153	919,635	129,528
Repayment of short-term bank borrowings	(376,429)	(868,821)	(750,127)	(105,653)
Proceeds from other financing activities	61,900	646,399	1,451,352	204,419
Repayment for other financing activities	(15,000)	(543,270)	(1,415,105)	(199,314)
Net cash provided by financing activities	74,339	22,735	205,978	29,011
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(3,502)	3,709	(3,720)	(524)
Net decrease in cash and cash equivalents, and restricted cash	(557,862)	(43,881)	(93,243)	(13,134)
Cash and cash equivalents, and restricted cash at the beginning of the year	1,318,534	760,672	716,791	100,958
Cash and cash equivalents, and restricted cash at the end of the year	760,672	716,791	623,548	87,824
Supplemental disclosure of cash flow information:
Interest paid	5,625	9,549	10,423	1,468
Income tax paid	—	—	251	35
Supplemental disclosures of non-cash investing and financing activities:
Change in fair value of available-for-sale investments	8,312	4,810	4,343	612
Purchases of property and equipment included in payables	6,476	570	—	—
Adjustment attributable to redeemable non-controlling interest	(133,370)	(88,419)	(86,941)	(12,245)

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows:

	As of December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				(Note 2 (ai))
Cash and cash equivalents	661,390	673,669	603,523	85,004
Restricted cash	99,282	43,122	20,025	2,820
Cash and cash equivalents, and restricted cash	760,672	716,791	623,548	87,824

The accompanying notes are an integral part of these financial statements.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

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

As of December 31, 2023, the Group operates its business mainly through the following subsidiaries:

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

For the years ended December 31, 2021, 2022 and 2023, the Group incurred net losses of RMB621,025, RMB376,069 and RMB353,433, respectively, and generated negative cash flows from operating activities amounting to RMB688,837, RMB23,152 and RMB447,244, respectively. As of December 31, 2023, the Group had working capital of RMB188,268, shareholders’ deficit of RMB583,451, and cash and cash equivalents, and restricted cash balance of RMB623,548. As of December 31, 2023, the Group also had outstanding borrowings of RMB338,075 due in the next 12 months, and other current liabilities of RMB2,406,988, including accounts payable and accrued expenses and other current liabilities.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(a)   Basis of presentation (Continued)

Furthermore, under the equity financing agreement signed in 2020 (Note 10) between 1 Pharmacy Technology and its investors, if 1 Pharmacy Technology cannot complete qualified initial public offerings (“IPOs”) before June 30, 2023, the investors have the rights to request Yao Wang to redeem all or part of their equity at the price of the investment cost plus annual interest rate of 6%. As of December 31, 2023, redeemable non-controlling interests amounting to RMB 240,474 have been reclassified as accrued expense and other current liabilities; RMB 870,825 remained as redeemable non-controlling interests where significant majority of the investors signed commitments in 2023 to the Company, to agree to not exercise their redemption rights before June 30, 2024.

Management believes relevant conditions that raise substantial doubt about the Group’s ability to going concern are mitigated by the following plans and actions:

•

The Group has been actively communicating with redeemable non-controlling interest holders to reschedule the repayments or restructure the redemption obligations. As of the date of issuance of the financial statements, certain of these holders with carrying amount of RMB 383,577 at December 31, 2023 have signed the share repurchase agreements to facilitate the repayments where the first instalment is 10% of the principal to be repaid within 60 days after signing of the agreement, the second instalment will be 20% of the principal due on September 30, 2025 if the holders exercise their redemption rights, and the rest 70% principal as well as all accumulated interests will be due on September 30, 2026 if the holders exercise their redemption rights. Other holders with carrying amount of RMB 212,666 as of December 31, 2023 have signed commitments to rearrange their redemption schedules where 10% the principal is to be repaid within 60 days after signing the commitment letter and 90% of the principal as well as all accumulated interests will be due on September 30, 2025 if the holder exercise their redemption rights on June 30, 2025. As of the date of the issuance of the financial statements, RMB 205,000 of principal and RMB 41,753 of accrued interests are redeemable, and RMB 229,820 of principal and RMB 49,862 of accrued interests will be redeemable if the holders exercise their redemption right within one year of the issuance of the financial statements.

•

Management is seeking to secure more loan facilities to support its daily operations. As of the date of issuance of the financial statements, the Group has renewed a credit facility agreement with a bank which provides a credit facility, with expiry in January 2025, that allows the Group to borrow up to RMB130,000. Each bank borrowing under this facility agreement will be due in one year after drawdown date.

•

Management has taken or is in the process of exploring a variety of initiatives to improve the Group’s liquidity and financial position, including utilizing the supplier chain financings arrangement, as well as continuing efforts to achieve margin expansion and implement cost reduction program.

Based on the above actions, management believes, after considerations to its plans, that the Group has adequate resources to meet its obligations as they come due for at least twelve months from the date of issuance of these financial statements. Accordingly, the management has prepared the financial statements on the going concern basis.

Should the Group not be able to reschedule the potential repayments or restructure its redemption obligations of the remaining non-controlling interest holders with redemption amount of RMB 526,435 as of the date of the issuance of the financial statements or should the Group be unable to continue to achieve its planned efforts of margin expansion and cost reduction implementation program, the Group will need to raise additional funds or reduce expenditures to continue as a going concern. Based on the facts above, substantial doubt exists as to whether the Group will continue as a going concern. The financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the Group not continue as a going concern.

The consolidated financial statements include the financial statements of the Company, its subsidiaries, former VIE and former VIE’s subsidiaries for which the Company is the primary beneficiary. All intercompany transactions, balances and unrealized profit and losses have been eliminated upon consolidation.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(a)   Basis of presentation (Continued)

The Group evaluates the need to consolidate certain former VIE in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support or the entity is structured with disproportionate voting rights, and substantially all of the activities are conducted on behalf of an investor with disproportionately few voting rights.

The Group is deemed as the primary beneficiary of and consolidates variable interest entities when the Group has the power to direct the activities that most significantly impact the economic success of the entities and effectively assumes the obligation to absorb losses or has the rights to receive benefits that are potentially significant to the entities.

(b)Basis of consolidation

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

In February 2022, 1 Pharmacy Technology purchased equity interests in Yihao Pharmacy from its shareholders, Mr. Yue Xuan and Ms. Jing Liu, at fair value; and, as a results, the contractual arrangements of VIE were terminated. Following such transaction, all of the former VIEs became the Company’s subsidiaries in which the Company had direct equity ownership.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023
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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023
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

As of December 31, 2021, the former VIE and former VIE’s subsidiaries accounted for an aggregate of 36% of the consolidated total assets and the consolidated total liabilities. The former VIE and its subsidiaries contributed 41% of the Group’s consolidated revenue for the year ended December 31, 2021. The former VIE and its subsidiaries accounted for 22% of the Group’s consolidated operating cash inflow, 30% of the Group’s consolidated investing cash outflow, 18% of the Group’s consolidated financing cash inflow for the year ended December 31, 2021.

For two months ended February 28, 2022, the former VIE and its subsidiaries did not contribute materially to the Group’s consolidated revenues, total assets and total liabilities, operating cash outflow.

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

(f)   Short-term investments

Short-term investments include (i) structured deposits from commercial banks with guaranteed principal and variable interest rates indexed to the performance of underlying assets and with maturities of one year or less; (ii) fund products purchased from certain financial institutions with maturities of one year or less. The Group classifies the short-term investments in debt securities as held-to-maturity when it has both the positive intent and ability to hold them until maturity. Short-term investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Short-term investments that do not meet the criteria of held-to-maturity or trading securities are classified as available-for-sale, and are reported at fair value with changes in fair value with the unrealized gains or losses recorded in accumulated other comprehensive income (loss) as a component of shareholders’ equity (deficit). The Group has no intent to hold the debt securities till maturity or may sell the debt securities in response to the changes in economic conditions and classified all short-term investments as available-for-sale debt securities as of December 31, 2022 and 2023.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(f)   Short-term investments (Continued)

Credit-related impairment is measured as the difference between the debt security’s amortized cost basis and the present value of expected cash flows and is recognized as an allowance on the balance sheet with a corresponding adjustment to earnings. The allowance should not exceed the amount by which the amortized cost basis exceeds fair value. As of December 31, 2022 and 2023, the fair value of the Group’s available-for-sale debt securities is approximate their amortized cost amounting to RMB 205,861 and RMB 50,143, respectively. The Group did not identify any factors that are indicative of impairment with respect to its available-for-sale debt securities.

(g)   Accounts receivable, net

Accounts receivable mainly consists of amounts due from the Group’s customers, which is recorded net of allowance for credit losses.

The Group adopted ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments using the modified retrospective transition method. The Group applied a current expected credit losses (“CECL”) model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, economic conditions, and other factors that may affect its ability to collect from customers and the impact of CECL is not material for the years ended December 31, 2021, 2022 and 2023.

Total allowance for
credit losses
Balance at December 31, 2021	1,148
Credit loss expense	2,571
Write-offs	(89)

Balance at December 31, 2022	3,630
Credit loss expense	1,950
Write-offs	(1,298)

Balance at December 31, 2023	4,282

(h)   Inventories

Inventories, consisting of products available for sale, are accounted for using the weighted average cost method, and are valued at lower of cost or the net realizable value. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving or damaged products, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. Write-downs are recorded in cost of products sold in the consolidated statements of comprehensive loss.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(i)   Property and equipment (Continued)

Construction in progress represents leasehold improvements under construction or being installed and is stated at cost. Cost comprises original cost of property and equipment, installation, construction and other direct costs. Construction in progress is transferred to leasehold improvements and depreciation commences when the asset is ready for its intended use.

Expenditures for repairs and maintenance are expensed as incurred. Gain or loss on disposal of property and equipment, if any, is recognized in the consolidated statements of comprehensive loss as the difference between the net sales proceeds and the carrying amount of the underlying asset. Accumulated depreciation was RMB 117,400 and RMB 135,644 as of December 31, 2022 and 2023, respectively. Depreciation expense was RMB25,513, RMB39,081 and RMB20,769 for the years ended December 31, 2021, 2022 and 2023, respectively. There was no interest cost capitalized during the years ended December 31, 2021, 2022 and 2023.

(j)   Intangible assets

Intangible assets mainly consist of externally purchased software and licenses. Software are amortized over an estimated useful life of ten years on a straight-line basis. Licenses are amortized over the remaining estimated useful life on a straight-line basis. Accumulated amortization was RMB8,632 and RMB9,643 as of December 31, 2022 and 2023, respectively. Amortization expense was RMB1,708, RMB 1,738 and RMB1,011 for the years ended December 31, 2021, 2022 and 2023, respectively.

(k)   Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. For the years ended December 31, 2021, 2022 and 2023, there was no impairment recognized for the Group’s long-lived assets.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023
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

Under both B2C Business and B2B Business, revenues from product sales are recognized at the point in time when the delivery is made and when title and risk of loss transfers to the consumers and pharmacy customers. Revenues are measured at the amount of consideration the Group expects to receive in exchange for transferring products to consumers and pharmacy customers (“transaction price”). The Group provides the right of return in circumstances when there is packing or delivery damage or other quality problems identified which is considered to be a form of variable consideration. The Group estimates sales returns based on historical experience and based on such, the amount of sales returns accrual was insignificant as of December 31, 2021, 2022 and 2023.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023
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

Contract balances

Accounts receivable represents amounts invoiced and revenue recognized prior to invoicing when the Group has satisfied its performance obligation and the unconditional right to payment.

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

Advertising expenses are charged to the statements of comprehensive loss in the period incurred. The amounts of advertising expenses incurred were RMB 30,135, RMB 35,647 and RMB 35,684 for the years ended December 31, 2021, 2022 and 2023, respectively.

(q)   Technology expenses

Technology expenses primarily consist of technology infrastructure expenses, payroll, bonus and benefits of the employees, and costs associated with the computer, storage and telecommunications infrastructure for use in technology department.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023
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

(s)   Government grants

Government grants represent rewards provided by the relevant PRC government authorities to the Group for tax refunds and support for investment in certain local districts, which are typically granted based on the amount of investments the Group made as well as income generated by the Group in such districts. Such subsidies allow the Group full discretion to utilize the funds and are used by the Group for general corporate purposes. Normally, the Group does not receive written confirmation from local governments indicating the approval of the cash subsidy before cash is received, and therefore cash subsidies are recognized when received or when all the conditions for their receipts have been satisfied. Government grants recognized were RMB 2,947, RMB 13,190 and RMB 7,463 for the years ended December 31, 2021, 2022 and 2023, respectively, which were recorded in other operating income (expenses), net.

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

The Group applies the provisions of ASC Topic 740, Income Taxes (“ASC 740”), in accounting for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group has elected to, as a policy, classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive loss. The Group does not have any unrecognized tax benefits for the years ended December 31, 2021, 2022 and 2023.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023
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

(w)   Foreign currency translation

The reporting currency of the Group is the Renminbi (“RMB”). The functional currency of the Company and Yao Wang is the United States dollar (“US dollar”). The functional currency of all the other significant subsidiaries and the former VIEs is RMB. The determination of the respective functional currency is based on the criteria of ASC 830, Foreign Currency Matters.

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

(x)   Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and prepayments. The Group places its cash and cash equivalents, restricted cash and short-term investments with financial institutions with high-credit ratings and quality. Accounts receivable mainly consist of amounts receivable from B2B customers, product delivery service providers and payment processing service providers, which are all with relatively good collection history. There are no significant concentrations of credit risk.

Concentration of customers

There were no customers individually representing 10% or more of revenues for the years ended December 31, 2021, 2022 and 2023.

There were no customers accounted for 10% or more of balances of accounts receivable as of December 31, 2022 and 2023.

(y)   Foreign currency risk

Renminbi (“RMB”) is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregated amounts of RMB 645,060 and RMB 564,317, which were denominated in RMB, as of December 31, 2022 and 2023, respectively.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023
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

As of December 31, 2023, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

Fair Value Measurements at Reporting Date Using
		Quoted Prices		Significant
	Fair Value	in Active Markets	Significant Other	Unobservable
	as of	for Identical	Observable	Inputs
	December 31, 2023	Assets (Level 1)	Inputs (Level 2)	(Level 3)

Short-term investments	50,143	—	50,143	—

The fair values of wealth management products are the redemption price provided by the investment bank or fund company that sells such financial products. There are observable and market-based inputs but not quoted prices in active markets for identical assets. If statements are not available, the Group will measure fair value using valuation techniques that use current market-based parameters, such as currency rates. The total gain recognized for change in fair values of short-term investments is RMB 7,801, RMB 4,464 and RMB 4,166 for the years ended December 31, 2021, 2022 and 2023.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023
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

Share-based awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required; or b) using straight-line vesting method over the requisite service period, which is the vesting period. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. A cancellation of an award that is not accepted by the concurrent grant of (or offer to grant) a replacement award or other valuable consideration shall be accounted for as a refund for no consideration. Correspondingly, any previously unrecognized compensation cost shall be recognized at the cancellation date.

The Black Scholes option pricing model is applied in determining the estimated fair value of the options granted to employees. Market approach or income approach is applied in determining the fair value of the restricted shares of limited liability partnerships (“LLPs”).

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

(ab) Treasury shares

Treasury shares represent shares repurchased by the Company that are no longer outstanding and are held by the Company. Treasury shares are accounted for under the cost method. Under the repurchase plan, the Company had repurchased an aggregate of 333,000, nil and nil ordinary shares on the open market for total cash consideration of RMB 5,887, nil and nil for the years ended December 31, 2021, 2022 and 2023. The repurchased shares are presented as “treasury shares” on the consolidated balance sheets. Repurchased shares were reserved for the share settlement upon share option exercises or RSU vests.

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

(ad) Segment reporting

In accordance with ASC 280, Segment Reporting, the Group’s chief operating decision maker (the “CODM”) has been identified as the Co-Chairmen and Chief Executive Officer, who review the segment information when making decisions about allocating resources and assessing performance of the Group. The Group classifies its operations into two segments: B2C segment and B2B segment whereby the B2C business represents revenue generated from individual consumers while B2B business represents revenue generated from corporate customers. There are no internal revenue transactions between the reportable segments. The Group does not distinguish expenses between segments in its internal reporting, and reports expenses by nature as a whole. Furthermore, the Group’s CODM is not provided with asset information by segment. As such, no asset information by segment is presented. The information of segment reporting is presented consistently for the years ended December 31, 2021, 2022 and 2023. The following tables summarize the Group’s product revenues and segment profit generated by its segments.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(ad) Segment reporting (Continued)

	Years Ended December 31,
	2021	2022	2023
B2C segment
Product revenues	491,855	408,305	357,975
Service revenues	30,896	33,223	19,388
Cost of products sold*	(413,333)	(345,065)	(297,979)
Segment profit for B2C Business	109,418	96,463	79,384

B2B segment
Product revenues	11,839,850	12,995,131	14,483,935
Service revenues	63,301	80,039	86,831
Cost of products sold*	(11,391,474)	(12,331,657)	(13,801,172)
Segment profit for B2B Business	511,677	743,513	769,594

Total segment profit	621,095	839,976	848,978
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

The following is a reconciliation of the reportable segments’ measures of profit or loss to the Group’s consolidated loss before income taxes:

	Years Ended December 31,
	2021	2022	2023

Total profit for reportable segments	621,095	839,976	848,978
Unallocated amounts:
Fulfillment expenses	(355,836)	(401,414)	(400,538)
Selling and marketing expenses	(513,146)	(457,880)	(448,387)
General and administrative expenses	(206,981)	(205,623)	(224,202)
Technology expenses	(189,284)	(139,504)	(124,341)
Other operating income (expenses), net	2,012	(6,556)	(1,607)
Interest income	9,776	8,118	8,834
Interest expense	(5,488)	(13,443)	(20,141)
Foreign exchange gain (loss)	1,937	(7,875)	610
Other income, net	14,890	8,132	7,612
Loss before income tax	(621,025)	(376,069)	(353,182)

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(ad) Segment reporting (Continued)

Revenues from different product groups and services are as follows:

	Years Ended December 31,
	2021	2022	2023
Product Revenues	12,331,705	13,403,436	14,841,910
Drugs	11,681,106	12,572,634	13,883,055
Nutritional supplements	442,497	554,789	631,122
Medical supplies and devices	124,919	164,916	157,504
Other products.	83,183	111,097	170,229
Service Revenues	94,197	113,262	106,219
MP Service	52,309	68,477	70,271
Other Services	41,888	44,785	35,948
Total	12,425,902	13,516,698	14,948,129

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

The ROU asset is measured at the amount of the lease liability with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred by the Group and lease incentives. The Group evaluates the carrying value of ROU assets if there are indicators of impairment and review the recoverability of the related asset group.

The Group’s leases include offices and warehouses which are all classified as operating leases with fixed lease payments, or minimum payments, as contractually stated in the lease agreement. For operating leases, lease expense relating to fixed payments is recognized on a straight-line basis over the lease term.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023
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

According to ASC 480, if a financial instrument will be redeemed only upon the occurrence of a conditional event, redemption of that instrument is conditional and, therefore, the instrument does not meet the definition of mandatorily redeemable financial instrument. The financial instrument would be assessed at each reporting period to determine whether circumstances have changed such that the instrument now meets the definition of a mandatorily redeemable instrument (that is, the event is no longer conditional). If the event has occurred, the condition is triggered, or the event has become certain to occur, the financial instrument is reclassified as a liability.

(ah) Recently issued accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU expands public entities’ segment disclosures by requiring disclosure of significant segment expenses that are regularly reviewed by the chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. The ASU also allows, in addition to the measure that is most consistent with U.S. GAAP, the disclosure of additional measures of segment profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources. The ASU is effective for the Company’s Annual Report on Form 20F for the fiscal year ended December 31, 2024, and subsequent interim periods, with early adoption permitted. The Company does not expect the adoption of this ASU will have a significant impact on its consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU requires disclosure of specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold. The amendment also includes other changes to improve the effectiveness of income tax disclosures, including further disaggregation of income taxes paid for individually significant jurisdictions. This ASU is effective for annual periods beginning after December 15, 2024. Adoption of this ASU should be applied on a prospective basis. Early adoption is permitted. The Company does not expect the adoption of this ASU will have a significant impact on its consolidated financial statements.

(ai) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss, and consolidated statements of cash flows from RMB into US dollar as of and for the year ended December 31, 2023 are solely for the convenience of the readers and were calculated at the rate of 7.0999, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US dollar at that rate on December 31, 2023, or at any other rate.

(aj) Structured payment arrangements

Reverse factoring arrangements

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(aj) Structured payment arrangements (Continued)

In 2021, the Group entered into a structured payment arrangement with a bank (“reverse factoring arrangement”). Under the reverse factoring arrangement, certain suppliers were able to put their receivables from the Group to the bank for early payment.

As a result of the reverse factoring arrangements, the payment terms of the Group’s original accounts payables were substantially modified and considered extinguished as the nature of the original liability has changed from accounts payables to loan borrowings from the bank. The agreement does not require that the entity provide assets pledged as security for the reverse factoring arrangement. The proceeds from the bank used to settle the payables and subsequent repayments to the bank are considered financing activities and reported as “Proceeds from other financing activities” and “Repayment for other financing activities” on the consolidated statements of cash flows, respectively. The interest expense charged from the bank at annual rate of 4.35%, is recorded in interest expense in the consolidated statements of comprehensive loss. As of December 31, 2022 and 2023, the outstanding confirmed amount from the reverse factoring arrangements were RMB 64,120 and RMB 98,109 respectively, which is repayable within one year and are included in “Accrued expenses and other current liabilities” on the consolidated balance sheets. The rollforward of obligations under its reverse factoring arrangements for years ended December 31, 2022, and 2023, are as follows:

	As of December 31,
	2022	2023
The outstanding confirmed amount at the beginning of the year	46,900	64,120
The amount of obligation confirmed during the year	266,770	303,764
The amount of obligation paid during the year	(249,550)	(269,775)
The outstanding confirmed amount at the end of the year	64,120	98,109

Factoring program

In 2021, the Group entered into factoring agreement with recourse with a third-party financial institution, pursuant to which the institution will make an advance payment of accounts with credit term of 30 days typically. The term of the loan is mostly three months. The agreement requires that the entity provide RMB 2,000 as security deposit for the factoring arrangement. The Group does not derecognize customers’ accounts receivable when receiving advance payment from the institution. The Group is required to pay the principal and interest to the institution on due. The proceeds from the institution used to settle the accounts receivable and subsequent repayment to the financial institution are considered financing activities and reported as “Proceeds from other financing activities” and “Repayment for other financing activities” on the consolidated statements of cash flows, respectively. The interest rate charged from the institution was at annual rate of 8.5% in 2021, renewed in 2022 of 9% and in 2023 of 10.5%.

As of December 31, 2022 and 2023, the outstanding borrowings from the factoring arrangements were RMB 40,112 and RMB 40,353 respectively, which is repayable within one year and are included in “Accrued expenses and other current liabilities” on the consolidated balance sheets. The rollforward of outstanding borrowing from the factoring arrangements for years ended December 31, 2022, and 2023, are as follows:

	As of December 31,
	2022	2023
Outstanding borrowing at the beginning of the year	602	40,112
Borrowing received during the year	333,117	405,122
Borrowing repaid during the year	(293,607)	(404,881)
Outstanding borrowing at the end of the year	40,112	40,353

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(aj) Structured payment arrangement (Continued)

Guaranteed customer loans

Since 2022, the Group cooperated with a bank to provide a borrowing facility for its customers, who applied for loans directly with the bank. If the loans are approved by the bank, the proceeds, which represent the total order amount, are remitted to the Group by way of the customers’ entrustment. Customers repay the loan principal directly to the bank and the Group pays the loan interest at an annual interest rate, which is no more than 5.5%, within the shorter of borrowing period and 45 days. The agreement require that the entity provide RMB 10,000 as security for the factoring arrangement. Besides, the Group also provides guarantee to the bank with respect to its customers’ repayment of the loans. In the event that the customers default on the repayment, the Group must return the prepayments to the bank within a prescribed period of time. The substance of the arrangement is that the Group borrowed funds from the bank using the customers’ credit as collateral. The Group records the entire payment in “Accrued expenses and other current liabilities” on the consolidated balance sheets and recognize the interest expense as deduction of revenue in the consolidated statements of comprehensive loss.

For customer loans received directly from the bank, the Group determines this portion was classified as “Proceeds from other financing activities” in its statements of cash flows. During the credit term, constructive receipts and disbursements are recognized by recognizing the repayment of loans as “Repayment for other financing activities” and the receipt of order payment as an operating cash inflow. The rollforward of outstanding guaranteed customer loans for years ended December 31, 2022, and 2023, are as follows:

	As of December 31,
	2022	2023
Outstanding guaranteed customer loans at the beginning of the year	—	46,512
Guaranteed during the year	46,512	742,464
Repaid by customers during the year	—	(733,977)
Outstanding guaranteed customer loans at the end of the year	46,512	54,999

3.	SHORT-TERM INVESTMENTS

Short-term investments as of December 31, 2022 and 2023 were as follows:

	As of December 31,
	2022	2023
Wealth Management Products	205,861	50,143

The Group classifies the wealth management products as “available-for-sale” debt securities which are recorded at fair value. For the years ended December 31, 2021, 2022 and 2023, the Group recorded RMB 8,312, RMB 4,810 and RMB 4,343 of changes in fair value of these available-for-sale debt securities, net of tax, in other comprehensive loss, respectively, and RMB 7,801, RMB 4,464 and RMB 4,166 of realized gains transferred from other comprehensive income to other income when the security was sold. No credit loss was recognized for the years ended December 31, 2021, 2022 and 2023.

4.	NOTES RECEIVABLE

As of December 31, 2022 and 2023, the total notes receivable balance were RMB43,332 and RMB 77,598 and among which RMB 950 and RMB 10,168 were pledged as collateral for notes payable which has been recorded in accounts payables. No credit loss was recognized for the years ended December 31, 2021, 2022 and 2023.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

5.	INVENTORIES

	As of December 31,
	2022	2023
Products	1,498,900	1,419,396

During the years ended December 31, 2021, 2022and 2023, inventories were written down by RMB45,976, RMB 28,498 and RMB 19,910, respectively, to reflect the lower of cost and net realizable value.

6.	PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,
	2022	2023
Receivable from payment platforms	68,287	33,060
Rebate receivable from suppliers	68,236	74,751
Advance to suppliers	55,477	17,190
Value added tax recoverable	51,634	54,283
Deposits	24,267	31,231
Prepaid expense	6,656	5,905
Others	7,509	9,403
Total	282,066	225,823

7.	LEASES

The Group has operating leases for offices and warehouses. The Group recognized ROU assets of RMB 163,877 and RMB103,799, and corresponding current liabilities of RMB 64,734 and RMB42,530 in accrued expenses and other current liabilities, and long-term operating lease liabilities of RMB 100,469 and RMB62,624, as of December 31, 2022 and 2023. The amount of short-term lease is not material and no variable lease cost existed for the years ended December 31, 2021, 2022 and 2023, respectively

Lease expenses were RMB 73,756, RMB 75,827 and RMB 62,610 for the years ended December 31, 2021, 2022 and 2023. The maturities of lease liabilities in accordance with Leases (Topic 842) in each of the next five years and thereafter as of December 31, 2023 were as follows:

As of December 31,
Year Ending December 31,	2023
2024	45,999
2025	39,567
2026	15,871
2027	7,223
2028	2,425
Total lease payment	111,085
Less: imputed interest	5,931
Present value of minimum operating lease payments	105,154

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

Right-of-use assets recorded in connection with the operating lease liabilities in non-cash transactions for the years ended December 31, 2021, 2022 and 2023 were RMB 225,003, RMB 10,274 and RMB 58,364.

Cash paid for amounts included in the measurement of operating lease liabilities for the years ended December 31, 2021, 2022 and 2023 were RMB 77,722, RMB 73,407 and RMB 61,952. Interest expenses were RMB 8,294, RMB 10,327 and RMB 5,932 for the year ended December 31, 2021, 2022 and 2023.

Weighted-average remaining lease terms and discount rates are as follows:

	As of December 31,
	2022	2023
Weighted-average remaining lease term	3.0years	2.7years
Weighted-average discount rate	4.3%	4.0%

8.	SHORT-TERM BORROWINGS

Short-term borrowings were RMB 178,990 and RMB 338,075 as of December 31, 2022 and 2023, respectively, all of which consisted of borrowings from financial institutions and are repayable within one year. As of December 31, 2023, the Group had an undrawn balance of RMB 281,925 under the credit facilities agreement. All of these borrowings were unsecured and accrue interest at an average annual interest rate of 4.23% and 3.86% for the years ended December 31, 2022 and 2023, respectively.

In September 2019, 1 Pharmacy Technology entered into a credit agreement with China Merchant Bank (CMB) which provides a revolving credit facility that allows 1 Pharmacy Technology to borrow up to RMB 100,000 for working capital purpose in one year. In October 2020, November 2021, December 2022 and December 2023, 1 Pharmacy Technology renewed the credit agreement that allowed 1 Pharmacy Technology to borrow up to RMB 200,000 for working capital purposes for another one year. Any draw down on the credit facility will be charged with interest at one-year loan prime rate published by People’s Bank of China plus 0.30%. The borrowings were guaranteed by Yihao Pharmacy. During the years ended December 31, 2022 and 2023, RMB 728,153 and RMB 779,635 were drawn on above credit facility and RMB 808,821 and RMB 700,540 were repaid, with the balance of RMB 118,990 and RMB 198,085 outstanding as of December 31, 2022 and 2023, respectively. The interest rate range for the borrowings in 2022 and 2023 were from 3.60% to 4.55 % per annum.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

8.	SHORT-TERM BORROWINGS (Continued)

In June 2020, 1 Pharmacy Technology entered into a credit agreement with Industrial Bank (IB) which provides a revolving credit facility that allows 1 Pharmacy Technology to borrow up to RMB 100,000 for working capital purpose in one year. Any draw down on the credit facility will be charged with interest at one-year loan prime rate published by People’s Bank of China minus 0.35%. In June 2021, the credit agreement was renewed and allows 1 Pharmacy Technology to borrow up to RMB 200,000 for working capital purpose in seven months. Any draw down on the credit facility will be charged with interest at one-year loan prime rate published by People’s Bank of China plus 0.78%. In November 2022, the credit agreement was renewed and allows 1 Pharmacy Technology to borrow up to RMB 200,000 for working capital purpose in twelve months and the agreement expired on November 13, 2023. Any draw down on the credit facility will be charged with interest at one-year loan prime rate published by People’s Bank of China plus 0.85% in 2022 and plus 0.55% in 2023, respectively. The borrowings in the years ended December 31, 2022 and 2023 were guaranteed by Yihao Pharmacy. During the years ended December 31, 2022 and 2023, RMB30,000 and RMB20,000 were drawn on this credit facility, RMB30,000 and RMB30,000 were repaid in 2022 and 2023, with the balance of RMB30,000 and RMB20,000 outstanding as of December 31, 2022 and 2023, respectively.

In September 2022, 1 Pharmacy Technology obtained loans from Shanghai Pudong Development Bank. The borrowing was guaranteed by Yihao Pharmacy. During the years ended December 31, 2022 and 2023, RMB30,000 with annual interest rate of 4.00% and RMB50,000 with annual interest rate of 3.65% were obtained. RMB30,000 and RMB30,000 were repaid in 2022 and 2023, with the balance of RMB30,000 and RMB50,000 outstanding as of December 31, 2022and 2023, respectively.

In March 2023, The Group entered a revolving credit facility with China CITIC Bank that allows the Group to borrow up to RMB20,000 for working capital purpose till December 31, 2023. During the year ended December 31, 2023, RMB20,000 with annual interest rate of 3.70% were obtained. RMB10 were repaid in 2023, with the balance of RMB19,990 outstanding as of December 31, 2023.

As of December 31, 2023, the Group is in compliance of the financial covenants andRMB 1,926 was unused facilities under these agreements.

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities as of December 31, 2022 and 2023 were as follows:

	As of December 31,
	2022	2023
Reclassified from redeemable non-controlling interests (Note)	—	240,474
Advance from customers	296,361	124,995
Salary and welfare payables	84,693	78,298
Accrued expenses	80,002	78,145
Current portion of operating lease liabilities	64,734	42,530
Liability under reverse factoring program	64,120	98,109
Guaranteed customer loans	46,512	54,999
Liability under factoring program	40,112	40,353
Tax payables	37,733	6,945
Deposits from marketplace sellers	27,211	28,504
Others	39,793	24,943
Total	781,271	818,295

Note: As of December 31, 2023, redeemable non-controlling interest at the amount of RMB240,474 was reclassified from mezzanine equity to be payable included in accrued expenses and other current liabilities due to the exercise redemption right.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

10.	REDEEMABLE NON-CONTROLLING INTERESTS

In August and December 2020, 1 Pharmacy Technology issued its ordinary shares to certain private placement investors at fair value evaluated by the third-party valuer, representing 9.2% of the outstanding shares of 1 Pharmacy Technology for total consideration of RMB934,820. Under the agreements, 1 Pharmacy Technology and the investors agreed to facilitate 1 Pharmacy Technology’s IPO in the Shanghai Sci-Tech Innovation Board (“STAR”) prior to June 30, 2023. If the IPO has not been completed and the China Securities Regulatory Commission has not otherwise approved the registration of the STAR Listing registration application prior to June 30, 2023, the investors have the right to require Yao Wang to repurchase all or any portion of their ownership interests in 1 Pharmacy Technology at the cost plus annual interest rate of 6%. The ownership interests held by the investors were classified as redeemable non-controlling interests under ASC 480 Distinguishing Liabilities from Equity as the redemption feature embedded in the non-controlling interests and not solely within the Group’s control. Total number of 66,318,885 shares was increased in Yao Wang’s redeemable non-controlling interests due to issuance of common stock of 1 Pharmacy Technology.

The Company negotiated with the investors of 1 Pharmacy Technology in the contingently redeemable non-controlling interest in 1 Pharmacy Technology, and has obtained commitments from certain investors in 2023, who agreed to not exercise their redemption rights before June 30, 2024. As of December 31, 2023, certain investors agreed not to exercise the cash redemption rights at the carrying amount of RMB870,825 before June, 30, 2024, including the accreted interest, while the remaining redeemable non-controlling interest at the carrying amount of RMB240,474 was reclassified as financial liabilities set forth in Note 9. The redeemable non-controlling interests as of and for the years ended December 31, 2022 and 2023 was summarized as follows:

	2022	2023
Opening balance as of January 1	1,000,849	1,056,939
Net loss attributable to the redeemable non-controlling interest	(32,329)	(30,852)
Accretion of redeemable non-controlling interest	88,419	86,941
Payment of redeemable non-controlling interest	—	(1,729)
Reclassified to accrued expenses and other current liabilities	—	(240,474)
Ending balance as of December 31	1,056,939	870,825

11.	NON-CONTROLLING INTERESTS

In November 2020, the Company’s subsidiary, 1 Pharmacy Technology issued 32,500,000 ordinary shares to 13 LLPs founded by the employees of 1 Pharmacy Technology with the total consideration of RMB 32,500. With full shareholders’ rights of these ordinary shares issued to the LLPs, these shares are accounted as non-controlling interest of 1 Pharmacy Technology. The shares issued to the employees in each LLP are not outstanding shares but are restricted with 50% of the shares vesting within two years from the issuance date and the remaining 50% vesting evenly on an annual basis over the 2 years thereafter, which are also subject to adjustment based on performance condition. Such arrangement was entered into to provide a share incentive plan to the employees of 1 Pharmacy Technology (“Employee ownership plan of 1 Pharmacy Technology”). Share-based compensation was recognized over the vesting period based on the excess of the fair value of these shares over the issuance price (see Note 14).

Non-controlling interest (“NCI”) was recognized at RMB 51,728 based on the proportional net assets of 1 Pharmacy Technology, with the difference of RMB19,228 recognized as a deduction to additional paid in capital as of December 31, 2020. For the years ended December 31, 2021, 2022 and 2023, RMB27,819, RMB15,281 and RMB16,829 was recorded as net loss attributable to the NCI shareholders.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023
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

On January 25, 2019, 5,500,000 Class A ordinary shares were issued to the Company’s depositary bank, Bank of New York Mellon (“BNYM”), for bulk issuance of ADSs reserved for future issuances restricted stocks upon the exercise of stock options or vesting of restricted stocks under the 2013 Share Incentive Policy, 2014 Share Incentive Policy, 2016 Share Incentive Plan and 2018 Share Incentive Plan (together, the “Plans”). From August 15, 2019 to August 14, 2020 and from September 6, 2021 to September 5, 2022, the Company repurchased a total of 2,330,620 Class A ordinary shares of the Company and the repurchased shares were transferred to Computershare Hong Kong Investor Services Ltd. (“Computershare”), also for future issuances upon the exercise of stock options or vesting of restricted stocks under the Plans.

13.	NET REVENUES

Disaggregation of revenues

All of the Group’s revenues for the years ended December 31, 2021, 2022 and 2023 were generated within the PRC. The following table illustrates the disaggregation of the Group’s revenue streams by type of customers and nature of services the Group offered:

	Years Ended December 31,
	2021	2022	2023
Product Revenues	12,331,705	13,403,436	14,841,910
B2C Business	491,855	408,305	357,975
B2B Business	11,839,850	12,995,131	14,483,935
Service Revenues	94,197	113,262	106,219
MP Service	52,309	68,477	70,271
Other Services	41,888	44,785	35,948
Total	12,425,902	13,516,698	14,948,129

The revenues by different product groups and services has been disclosed in Note 2(ad).

Contract balance

The typical contract term of MP service is no more than one year and the remaining unsatisfied performance obligation as of December 31, 2022 and 2023 was insignificant.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

13.	NET REVENUES (Continued)

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

	Accounts	Advances from
	Receivable	Customers
Ending Balance as of December 31, 2021	404,469	176,256
Increase/(decrease), net	84,406	120,105
Ending Balance as of December 31, 2022	488,875	296,361
Increase/(decrease), net	47,948	(171,366)
Ending Balance as of December 31, 2023	536,823	124,995

Revenues with amount of RMB 176,256 and RMB 296,361 were recognized in the years ended December 31, 2022 and 2023, respectively that were included in the balance of advance from customers at the beginning of the each year. The Group expected that RMB 124,995 will be recognized in one month after year end.

14.	SHARE-BASED COMPENSATION

In September 2013, the Board of Directors of the Company approved an Equity Incentive Plan (the "Plan"), under which, the Board of Directors may grant restricted share units and options to purchase ordinary shares to officers and directors, employees and individual advisors who render services to the Group to purchase an aggregate of no more than 1,287,500 ordinary shares of the Group ("ESOP Pool"). From 2014 to 2023, the Board of Directors approved to increase the ESOP Pool to 21,928,555 ordinary shares.

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

The Black Scholes model was applied in determining the estimated fair value of the options granted. The model requires the input of subjective assumptions. The following table presents the assumptions used to estimate the fair values of the share options granted for the year ended December 31, 2021. The Company did not grant options during the years ended December 31, 2022 and 2023.

2021
Risk-free rate of return	0.84%
Contractual life of option	10 years
Expected term	6.25 years
Estimated volatility rate	39%
Dividend yield	—
Fair value per ordinary share	US$3.08

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

14.	SHARE-BASED COMPENSATION (Continued)

Employee Share options (Continued)

A summary of employee option activity under the Plan during the year ended December 31, 2023 is presented below:

			Weighted
		Weighted	average
		average	remaining	Aggregate
	Number of	exercise	contractual	intrinsic
	Options	price	term	value
		US$	Years	US$
Outstanding at December 31, 2022	5,360,005	0.01	5.34	8,040
Granted	—	—
Forfeited	(50,000)	0.01
Expired	—	—
Exercised	(3,117,644)	0.01		47

Outstanding at December 31, 2023	2,192,361	0.01	4.15	1,677

Vested and exercisable as of December 31, 2023	2,041,648	0.01	4.03	1,563
Vested or expected to vest as of December 31, 2023	2,192,361	0.01	4.15	1,677

The weighted-average grant-date fair value of options granted during the years 2021 was US$0.70. The total intrinsic value of options exercised during the years ended December 31, 2021, 2022, and 2023, was RMB2,334, RMB641 and RMB330, respectively. Total compensation cost recognized for the years ended December 31, 2021, 2022 and 2023 was RMB 25,565, RMB 47,117 and RMB 6,206, respectively.

As of December 31, 2023, there was RMB3,879 of unrecognized compensation expense related to unvested share options, which is expected to be recognized over a weighted average period of 1.4 years.

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

As of December 31, 2023, there were 45,795 fully vested options with weighted average exercise price US$ 0.01, weighted average remaining contractual term 3.87 years and aggregate intrinsic value RMB 249. Nil option was granted during 2023.

The weighted-average grant-date fair value of options granted during the years 2021, 2022 and 2023 was nil, respectively. The total intrinsic value of options exercised during the years ended December 31, 2021, 2022 and 2023 was nil, respectively. Total compensation cost recognized for the years ended December 31, 2021, 2022 and 2023 was RMB668, RMB639 and nil, respectively.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023
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

The following table summarized the Group’s restricted share unit activities during the year ended December 31, 2023.

	Number of	Weighted
	Restricted	Average Grant Date
	Share Units	Fair Value
		US$
Restricted share units outstanding at December 31, 2022	1,792,403	3.33
Granted	3,356,610	1.30
Forfeited	(383,570)	2.63
Vested	(867,116)	2.97
Restricted share units outstanding at December 31, 2023	3,898,327	1.73

The weighted-average grant-date fair value of share units granted during the years 2021, 2022 and 2023 was US$5.27, US$1.26 and US$1.30, respectively. During the years ended December 31, 2021, 2022 and 2023, 894,988, 837,238 and 867,116 share units were exercised with an aggregate intrinsic value of RMB 20,167, RMB 17,072 and RMB 17,681, respectively. The total fair value of restricted share units vested during the years ended December 31, 2021, 2022 and 2023 was RMB 22,395, RMB 23,921 and RMB 18,261, respectively. Total compensation cost recognized for the years ended December 31, 2021, 2022 and 2023 was RMB 25,711, RMB 22,410 and RMB 15,611. As of December 31, 2023, there was RMB 36,380 in total unrecognized compensation expense related to such non-vested restricted shares, which is expected to be recognized over a weighted-average period of 0.5 year.

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

For the years ended December 31, 2021, 2022 and 2023, the Group determined the fair value of the restricted shares of LLPs using income approach with the assistance from third party valuation specialist and the weighted average fair value of the restricted shares was estimated at RMB 14.74, RMB 14.5 and RMB 14.5 per share respectively.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023
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

On December 28, 2023, Employee Stock Ownership Plan management committee, a committee authorized by the Board of Director of 1 Pharmacy, adopted and approved a resolution of cancellation of this incentive plan. The management immediately recognized all remaining share-based compensation expenses of RMB 152,991 in December 2023.

The following table summarized the Group’s restricted shares of LLPs activities during the year ended December 31, 2023.

			Weighted average
	Number of Restricted	Weighted Average	remaining contractual	Aggregate intrinsic
	Share Units of LLPs	Grant Date Fair Value	term	value
		RMB
Non-vested restricted shares outstanding at December 31, 2022	31,571,186	14.06	2.07	427,158
Granted	3,041,555	13.50
Forfeited	(3,730,484)	14.01
Vested	(18,968,249)	13.12
Canceled	(11,914,008)	13.84
Non-vested restricted shares outstanding at December 31, 2023	—	—	—	—

The weighted-average grant-date fair value of share units granted during the years 2021, 2022 and 2023 was RMB13.74, RMB13.50 and RMB13.50, respectively. The total fair value of restricted share units vested during the years ended December 31, 2021, 2022 and 2023 was nil. Total compensation cost recognized for the years ended December 31, 2021, 2022 and 2023 was RMB93,649, RMB87,218 and RMB204,353.

Share-based compensation for all share options, restricted share units and employee ownership plan of 1 Pharmacy Technology

The Group recorded share-based compensation expense of RMB 145,593, RMB 157,384 and RMB 226,170 for the years ended December 31, 2021, 2022 and 2023, respectively, which were classified in the accompanying consolidated statements of operations as follows:

	Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
General and administrative expenses	69,718	86,992	113,536
Selling and marketing expenses	50,532	50,110	76,976
Technology expenses	25,343	20,282	35,658
Total	145,593	157,384	226,170

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

15.	LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share for the years indicated:

	Years Ended December 31,
	2021	2022	2023
Net loss attributable to ordinary shareholders	(669,810)	(416,878)	(392,693)
Weighted average number of ordinary shares-basic and diluted	165,866,901	166,634,121	168,609,128
Net loss per ordinary share-basic and diluted	(4.04)	(2.50)	(2.33)

As a result of the Group’s net loss for the three years ended December 31, 2021, 2022 and 2023, share options and restricted share units outstanding in the respective periods were excluded from the calculation of diluted loss per share as their inclusion would have been anti-dilutive.

	As of December 31,
	2021	2022	2023
Share options and nonvested restricted share units	8,312,535	7,223,033	6,136,483

16.	INCOME TAX EXPENSE

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain.

Hong Kong

Yao Wang is subject to Hong Kong profit tax at a rate of 16.5%. No Hong Kong profit tax has been provided as the Group has not had assessable profit that was earned in or derived from Hong Kong during the years presented.

PRC

Under the Law of the PRC on Enterprise Income Tax (“EIT Law”), domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%. High-technology enterprises may obtain a preferential tax rate of 15% provided they meet the related criteria. In December 2019, 1 Pharmacy Technology received approval from relevant government authorities to be classified as a “High and New Technology Enterprise” (“HNTE”) and 1 Pharmacy Technology is still on the position of loss. The HNTE qualification is valid for three years through 2021. In December 2022, 1 Pharmacy Technology renewed HNTE qualification for another three years.

There is no provision for income taxes because the Company and all of its owned subsidiaries are in cumulative loss positions for all the periods presented.

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Years Ended December 31,
	2022	2023
PRC statutory tax rate	25%	25%
Tax effect of other expenses that are not deductible in determining taxable profit	(4)%	(1)%
Effect of R&D super deduction	3%	4%
Effect of enacted tax rate change	2%	3%
Effect of change in valuation allowance	(26)%	(31)%
Effective tax rate	0%	0%

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

16.INCOME TAX EXPENSE (Continued)

PRC (Continued)

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2022 and 2023 are as follows:

	As of December 31,
	2022	2023
Deferred tax assets:
Net loss carryforward	631,139	670,062
Advertising expense carried forward for future deduction	3,928	—
Accrued expenses and payroll payable	22,899	18,967
Provision for impairment of assets	5,597	5,663
Others	260	94
Valuation allowance	(663,823)	(694,786)
Total deferred tax assets	—	—
Deferred tax liabilities:
Total deferred tax liabilities	—	—

As of December 31, 2022 and 2023, valuation allowance of RMB 663,823 and RMB 694,786 was provided, respectively. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carryforward periods provided for in the tax law.

As of December 31, 2023, the Group had tax loss carryforwards of RMB 2,680,250 which will expire between 2024 and 2032 if not used.

The Group determines whether or not a tax position is “more-likely-than-not” of being sustained upon audit based solely on the technical merits of the position. The Group does not anticipate any significant changes to its liability for unrecognized tax benefits within the next 12 months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From 2018 to 2023, the Group’s PRC subsidiaries were still within the examination period of the PRC tax authorities.

A deferred tax liability should be recognized for the undistributed profits of the PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Company plans to indefinitely reinvest undistributed profits earned from its PRC subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Company’s subsidiaries were provided as of December 31, 2022 and 2023.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

17.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were RMB81,468, RMB67,384 and RMB61,725 for the years ended December 31, 2021, 2022 and 2023, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

18.	RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries of the Group in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for the specific purposes of offsetting future losses, enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the years ended December 31, 2021, 2022 and 2023, no appropriation to statutory reserves was made because the PRC subsidiaries had substantial losses during such periods. In addition, due to restrictions on the distribution of share capital from the Company’s PRC subsidiaries, the PRC subsidiaries’ share capital of RMB 618,830 and RMB 618,830 on December 31, 2022 and 2023 is considered restricted, which are not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

19.	COMMITMENTS AND CONTINGENCIES

The Group is subject to periodic legal or administrative proceedings in the ordinary course of its business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the financial statements.

20.	SUBSEQUENT EVENTS

The Group has evaluated subsequent events through May 14, 2024, which is the date when the financial statements were issued.

On February 27, 2024, the Consortium comprises of Dr. Gang Yu, co-founder and co-chairman, Mr. Junling Liu, co-founder, co-chairman and chief executive officer of the Company and certain investors, announced that it would withdraw the Proposed Transaction started on September 9, 2022. The Consortium will formally terminate further negotiation with the special committee of the Company’s board of directors regarding the transactions as contemplated by the Proposed Transaction.

ADDITIONAL FINANCIAL INFORMATION - FINANCIAL STATEMENTS SCHEDULE I

111, INC.

FINANCIAL INFORMATION FOR PARENT COMPANY

CONDENSED BALANCE SHEETS

(Amounts in thousands , unless otherwise stated)

	2022	2023	2023
	RMB	RMB	US$
			(Note 2 (ai))
ASSETS
Current assets:
Cash and cash equivalents	4,873	166,942	23,513
Short term investments	55,755	—	—
Prepayments and other current assets	3,168	1,948	274
Total current assets	63,796	168,890	23,787
Total assets	63,796	168,890	23,787

LIABILITIES AND EQUITY
Other current liabilities	8,876	13,883	1,955
Amount due to subsidiaries and former VIE	73,128	187,606	26,424
Deficit in subsidiaries and former VIE	396,391	550,852	77,585
Total liabilities	478,395	752,341	105,964

SHAREHOLDERS' DEFICIT
Ordinary shares Class A	31	32	5
Ordinary shares Class B	25	25	3
Treasury shares	(40,859)	(5,887)	(829)
Additional paid-in capital	2,977,174	3,169,114	446,360
Accumulated deficit	(3,426,556)	(3,819,249)	(537,930)
Accumulated other comprehensive income	75,586	72,514	10,214
Total shareholders’ deficit	(414,599)	(583,451)	(82,177)
Total liabilities and shareholders’ deficit	63,796	168,890	23,787

ADDITIONAL FINANCIAL INFORMATION - FINANCIAL STATEMENTS SCHEDULE I

111, INC.

FINANCIAL INFORMATION FOR PARENT COMPANY

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands, unless otherwise stated)

	Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				(Note 2 (ai))
Operating expenses:
General and administrative expenses	(12,141)	(19,613)	(19,303)	(2,719)
Interest income	26	12	1,772	250
Other operating income, net	50	—	—	—
Other income, net	7,089	3,985	3,546	499
Loss before tax and loss from investment in subsidiaries and former VIE	(4,976)	(15,616)	(13,985)	(1,970)

Equity in loss from subsidiaries and share of loss in former VIE	(664,834)	(401,262)	(378,708)	(53,341)
Net loss attributable to ordinary shareholders	(669,810)	(416,878)	(392,693)	(55,311)

Other comprehensive income (loss) (net of tax of nil)
Unrealized securities holding gains	278	640	—	—
Realized securities holding gains	—	—	(640)	(90)
Foreign currency translation adjustments	(4,051)	15,869	(3,249)	(458)
Unrealized securities holding gains of subsidiaries and former VIE	8,034	4,170	4,343	612
Realized securities holding gains of subsidiaries and former VIE	(7,801)	(4,464)	(3,526)	(497)
Comprehensive loss	(673,350)	(400,663)	(395,765)	(55,744)

ADDITIONAL FINANCIAL INFORMATION - FINANCIAL STATEMENTS SCHEDULE I

111, INC.

FINANCIAL INFORMATION FOR PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands, unless otherwise stated)

	Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				(Note 2 (ai))
Operating activities:
Net loss	(669,810)	(416,878)	(392,693)	(55,311)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Share of loss of subsidiaries and former VIE	664,834	401,262	378,708	53,341
Other current liabilities	(128)	5,870	5,007	705
Other non-current liabilities	(2,199)	(1,537)	—	—
Net cash used in operating activities	(7,303)	(11,283)	(8,978)	(1,265)

Investing activities:
Payment for shareholder loan to subsidiaries	—	—	—	—
Purchase of short-term investments	(32,427)	(18,925)	—	—
Proceeds from sale or maturity of short-term investments	—	—	57,434	8,090
Net cash used in investing activities	(32,427)	(18,925)	57,434	8,090

Financing activities:
Proceeds from ordinary shareholders	2,918	274	223	31
Proceeds of loan from subsidiaries	41,937	19,010	167,414	23,580
Payment for loan from subsidiaries	—	—	(54,229)	(7,638)
Payment of share repurchase	(5,887)	—	—	—
Net cash (used in) provided by financing activities	38,968	19,284	113,408	15,973
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(991)	2,854	205	29
Net decrease in cash and cash equivalents	(1,753)	(8,070)	162,069	22,827
Cash and cash equivalents at the beginning of the year	14,696	12,943	4,873	686
Cash and cash equivalents at the end of the year	12,943	4,873	166,942	23,513

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

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying financial statements. Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year’s presentation. These reclassifications had no impact on net income, shareholders’ equity, or cash flows as previously reported.

As of December 31, 2023, there are no material contingencies, mandatory dividend and significant provisions for long-term obligations or guarantees of the Company, except for those which have separately disclosed in the financial statements.