Form 20-F
period 2024-12-31
111, Inc.
filed 2025-04-29
CIK 1738906

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to                      .

Commission file number: 001-38639

111, Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

3-4/F, No.295 ZuChongZhi Road,
Pudong New Area
Shanghai, 201203
The People’s Republic of China

(Address of principal executive offices)

Junling Liu, Chief Executive Officer

Telephone: +86 21 2053-6666

Email: junling @111.com.cn

Pudong New Area
Shanghai, 201203
The People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares (one American depositary share representing twenty Class A ordinary shares, par value US$0.00005 per share)	YI	The Nasdaq Stock Market LLC (The Nasdaq Global Market)

Class A ordinary shares, par value US$0.00005 per share*		The Nasdaq Stock Market LLC (The Nasdaq Global Market)
*	Not for trading, but only in connection with the listing on the Nasdaq Global Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Not Applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2024, there were 172,877,660 ordinary shares outstanding, par value US$0.00005 per share, being the sum of 100,877,660 Class A ordinary shares and 72,000,000 Class B ordinary Shares.

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

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒U.S. GAAP

☐International Financial Reporting Standards as issued by the International Accounting Standards Board

☐Other

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

Yes  ☐            No  ☐

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all information in this annual report reflects the following:

●	“1 Pharmacy”, previously known as “1 Drug Mall”, refers to our online wholesale pharmacy;
●	“1 Medicine Marketplace”, previously known as “1 Drugstore” refers to our online retail pharmacy;
●	“ADSs” refer to American depositary shares, each of which represents twenty Class A ordinary shares;
●	“China” or the “PRC” refers to the People’s Republic of China, and only when this annual report refers to specific laws and regulations adopted by the PRC, excludes Hong Kong, Macau and Taiwan;
●	“GMV” refers to the total value of all orders shipped for products sold under our direct sales model, net of returns, plus the total value of all orders shipped for products sold on our marketplace by our marketplace sellers, inclusive of returns, during the specified period;
●	“marketplace sellers” refer to third-party merchants on our 1 Medicine Marketplace and 1 Pharmacy, which include distributors and resellers that sell products through our online retail pharmacy or online wholesale pharmacy under our marketplace model;
●	“medical professionals” refer to doctors, pharmacists and medical assistants;
●	“New Retail” refers to the seamless integration of our online retail pharmacy and offline pharmacy network by leveraging our smart supply chain and cloud-based solutions to improve the efficiency throughout the value chain;
●	“pharmaceutical companies” refer to manufacturers of pharmaceutical and other health and wellness products;
●	“pharmacies” refer to independent pharmacies, pharmacy chains and in-house pharmacies within clinics and private hospitals;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“shares” or “ordinary shares” refers to our ordinary shares comprising Class A and Class B ordinary shares, par value US$0.00005 per share;
●	“SKU” refers to stock keeping unit;
●	“smart supply chain” refers to a supply chain built upon a technology infrastructure that is designed to analyze massive amounts of data to facilitate the customization, productivity and efficiency needed in the New Retail era. Our smart supply chain consists of multiple components, including our fulfillment infrastructure, cloud-based inventory management and our supply chain management;
●	“suppliers” refer to distributors and pharmaceutical companies from whom we source our products for our direct sales model;
●	“U.S. GAAP” refers to generally accepted accounting principles in the United States;
●	“US$,” “U.S. dollars,” “$,” or “dollars” refers to the legal currency of the United States; and
●	“we,” “us,” “our company,” “our,” or “111” refers to 111, Inc., and its subsidiaries.

Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB7.2993 to US$1.00, the exchange rate on December 31, 2024 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

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

Implication of the Holding Foreign Companies Accountable Act

Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including the accounting firms that prepared the audit reports included in this annual report. On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not believe we are at risk of having our securities subject to a trading prohibition under the HFCAA unless a new determination is made by the PCAOB.

However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB - registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission - Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission - Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. For details, see “Risk Factors - Risks Related to Doing Business in China - If the PCAOB is prevented from fully evaluating audits and quality control procedures of the accounting firms that prepared the audit reports included in this annual report, investors may be deprived of the benefits of such PCAOB inspections.”

Transfer of Funds and Other Assets through Our Organization

Under relevant PRC laws and regulations, a Cayman Islands holding company and its subsidiaries are permitted to remit funds to the VIEs through loans, working capital support or payments for intra-group trades of goods rather than capital contributions, subject to approval or fling process from the competent governmental authorities.

Prior to the termination of the former VIE structure in February 2022, we were not able to make direct capital contribution to the former VIEs because we controlled the former VIEs through contractual arrangements, as opposed to equity ownership. Instead, prior to the termination of the former VIE structure in February 2022, 111, Inc. and its subsidiaries (i) have transferred cash to the former VIEs as working capital support; and (ii) made payments to, or received payments from, the former VIEs for intra-group trades of goods. In 2019, 2020 and 2021, 111, Inc. and its subsidiaries made net payments as working capital support to the former VIEs of RMB195.1 million, RMB532.3 million and RMB760.3 million, respectively. In addition, the former VIEs received net payments from 111, Inc. and its subsidiaries of RMB30.5 million and RMB140.1 million, respectively, in 2019 and 2021 and made net payment of RMB78.5 million to 111, Inc. and its subsidiaries in 2020, as part of the foregoing intra-group trades of goods.

As of the date of this annual report, through its intermediate holding company, 111, Inc. had made cumulative capital contributions of US$357.4 million to 111, Inc.’s PRC subsidiaries. Proceeds from loan from Hong Kong subsidiary to 111, Inc. was RMB19 million, RMB167 million, and nil in 2022, 2023, and 2024, respectively. Payment for loan from Hong Kong subsidiary to 111, Inc. was nil, RMB54 million, and RMB103 million in 2022, 2023, and 2024, respectively.

Prior to the termination of the former VIE structure in February 2022, the former VIEs were able to transfer cash to 1 Pharmacy Technology by paying service fees pursuant to the contractual arrangements through which we controlled the former VIEs. For the years ended December 31, 2021 and 2022, the payment of service fees from the former VIEs to 1 Pharmacy Technology amounted to RMB728.5 million and nil, respectively. There were no other assets transferred between the former VIEs, on one hand, and 111, Inc. and its subsidiaries, on the other hand, in 2021 and 2022. In 2021 and 2022, no dividends or distributions were made to 111, Inc. by its subsidiaries.

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

Our PRC subsidiaries are permitted to pay dividends to their shareholders, and eventually to 111, Inc., only out of their retained earnings, if any, as determined in accordance with PRC regulations. Such payment of dividends by entities registered in China is subject to limitations, which could result in limitations on the availability of cash to fund dividends or make distributions to shareholders of our securities. For example, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For the years ended December 31, 2022, 2023, and 2024, the dividends that 111, Inc. received from its subsidiaries amounted to nil, nil, and nil, respectively.

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

For the purpose of illustration, the below table reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario
Statutory Tax and Standard Rates
Hypothetical pre-tax earnings in the PRC subsidiaries (other than 1 Pharmacy Technology)(1)	100.00
Tax on earnings at statutory rate of 25% at the 1 Pharmacy Technology level(2)	(25.00)
Less: net earnings impact of non-controlling shareholders	(8.22)
Net earnings available for distribution from 1 Pharmacy Technology to Yao Wang Corporation Limited and Hong Kong Yiyaolian Co., Limited (“HK Yiyaolian,” one of our wholly-owned subsidiaries)(3)	66.78
Withholding tax at tax treaty rate of 10%(4)	(6.68)
Amount to be distributed as dividend at the Yao Wang Corporation Limited and HK Yiyaolian level and net distribution to 111, Inc.	60.10

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

(3)	Yao Wang Corporation Limited and HK Yiyaolian collectively hold 89.04% equity of 1 Pharmacy Technology.
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

For PRC and United States federal income tax considerations of an investment in the ADSs, see “Item 10. Additional Information—E. Taxation.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, except as disclosed in this annual report, our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are necessary for the business operations of our subsidiaries in China, including, among others, the EDI License, Pharmaceutical Operation License, the Record-Filing Certificate for Business Operations of Class II Medical Devices, Permit for Business Operations of Class III Medical Devices, and Internet Drug Information Service Qualification Certificate. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. If we or any of our PRC subsidiaries is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required licenses, permits, filings or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. In addition, if we had inadvertently concluded that such licenses, permits, filings or approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such licenses, permits, filings or approvals in the future, we may be unable to obtain them in a timely manner, or at all, and such licenses, permits, filings or approvals may be rescinded even if obtained. Any such circumstance may subject us to fines and other regulatory, civil or criminal liabilities, and we may be ordered by the competent government authorities to suspend relevant operations, which will materially and adversely affect our business operation. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business, or any non-compliance with relevant laws and regulations, may have a material and adverse effect on our business, financial condition, results of operations and prospects.”

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

Our PRC legal counsel, Commerce & Finance Law Offices, has advised us that, based on their understanding of the currently effective PRC laws and regulations including the Overseas Offering and Listing Measures, as of the date of this annual report, we are not required to obtain any prior approval or permission from or complete filing procedures with the CSRC or CAC for our historical offshore offerings to foreign investors which have been completed before the date of implementation of the Overseas Offering and Listing Measures, but we are required to go through filing procedures with CSRC for our future issuance or offering of securities (including shares, depository receipts, corporate bonds convertible into shares and other securities in nature of equity) to foreign investors if certain condition conditions set forth in the Overseas Offering and Listing Measures are met so that they are considered “indirect overseas offerings and listings by a PRC domestic company.” However, our PRC legal counsel has further advised us that there remains some uncertainty as to how relevant rules published by the CSRC and the CAC will be interpreted or implemented, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form. We cannot assure you that relevant PRC governmental authorities, including the CSRC and the CAC, would reach the same conclusion as our PRC legal counsel, and hence, we may face regulatory actions or other sanctions from them. In addition, we believe, to the best of our knowledge, that our operations do not violate PRC laws and regulations, including regulations or policies that have been issued by the CAC, currently in force in all material aspects.

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

We conduct substantially all of our operations in the PRC and substantially all of our assets are located in the PRC. In addition, to our best knowledge, most of our directors and executive officers named in “Item 6. Directors, Senior Management and Employees—A. Directors and Executive Officers” currently reside within the PRC and, most of the assets of these persons are located within the PRC. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our directors and executive officers.

We have been advised by our counsel as to Cayman Islands law that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States, so far as the liabilities imposed by those provisions are penal in nature. Our counsel as to Cayman Islands law has informed us that in those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For such a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

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

Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries as of the date of this annual report on Form 20-F:

(1)	For more details regarding the persons or entities that own 111, Inc., see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
(2)	Yao Wang Corporation Limited and HK Yiyaolian, one of our wholly-owned subsidiaries, collectively hold 89.04% equity of 1 Pharmacy Technology.

(3)	The following table illustrates the details of the shareholders of 1 Pharmacy Technology:
Name of Shareholders	Shareholding Percentage	Affiliation with the Company

Yao Wang Corporation Limited	Approximately 86.29%	Hong Kong subsidiary of the Company
Ningbo Youkai Venture Capital Partnership (LP)	Approximately 1.40%	Unaffiliated third-party investor
Shanghai SOE Reform & Development Equity Investment Fund Partnership (LP)	Approximately 0.93%	Unaffiliated third-party investor
Ningbo Liangji Industrial Co., Ltd.	Approximately 0.65%	Unaffiliated third-party investor
Zhenjiang Huixin Equity Investment Partnership (LP)	Approximately 0.52%	Unaffiliated third-party investor
Hezhou Hongshi Equity Investment Partnership (LP)	Approximately 0.14%	Unaffiliated third-party investor
Shanghai Yaoxing Business Management Partnership (LP)	Approximately 0.14%	A limited partnership formed by certain current and former employees of 1 Pharmacy Technology and other PRC subsidiaries of the Company
Shanghai Yaoshu Business Management Partnership (LP)	Approximately 0.10%	A limited partnership formed by certain current and former employees of 1 Pharmacy Technology and other PRC subsidiaries of the Company
Xinjiang Junying Hongyin Investment Management Partnership (LP)	Approximately 0.05%	Unaffiliated third-party investor
Tianjin Gangling Business Management Partnership (LP)	Approximately 1.81%

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

Name of Shareholders	Shareholding Percentage	Affiliation with the Company
Tianjin Yaoming Business Management Partnership (LP)	Approximately 0.15%

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

SAIF Partners (Nanjing) Equity Investment Fund (LP)	Approximately 0.86%	Unaffiliated third-party investor
SAIF Partners (Huangshan) Tourist Culture Industrial Development Fund (LP)	Approximately 0.26%	Unaffiliated third-party investor

Name of Shareholders	Shareholding Percentage	Affiliation with the Company
SAIF Partners (Nanjing) Hengzhun Venture Capital Fund (LP)	Approximately 0.17%	Unaffiliated third-party investor
Jiaxing Tengyuan Investment Partnership (LP)	Approximately 0.26%	Unaffiliated third-party investor
Shanghai Shenli Business Management Partnership (LP)	Approximately 0.68%	Unaffiliated third-party investor
Huasai Zhikang (Shanghai) Equity Investment Fund Partnership (LP)	Approximately 0.43%	Unaffiliated third-party investor
Shanghai Zhangjiang Torch Venture Capital Co., Ltd.	Approximately 0.43%	Unaffiliated third-party investor
Shanghai Zhilin Yiqu Venture Capital Partnership (LP)	Approximately 0.34%	Unaffiliated third-party investor
Shanghai Technology Venture Capital Co., Ltd.	Approximately 0.23%	Unaffiliated third-party investor
Shanghai Pudong Renmin Zhaoyin Cultural Industry Equity Investment Fund Partnership (LP)	Approximately 0.26%	Unaffiliated third-party investor
Gongqingcheng Ideate Investment Management Partnership (LP)	Approximately 0.29%	Unaffiliated third-party investor
Shanghai Zhangjiang Technology Venture Capital Co., Ltd.	Approximately 0.19%	Unaffiliated third-party investor
Hangzhou Hengqin Investment Management Partnership (LP)	Approximately 0.09%	Unaffiliated third-party investor
Shanghai Yiyao Supply Chain Management Co., Ltd.	Approximately 0.80%	Subsidiary of the Company

(4)

Guangdong Yihao Pharmacy Co., Ltd. and Guangdong Yihao Pharmaceutical Chain Co., Ltd. were the former VIEs prior to the termination of the contractual arrangements and transfer of equity interests in February 2022, at which time these entities became our directly owned subsidiaries.

(5)	The shareholders of Wuhan Central China Drug Trading Co., Ltd. include 1 Pharmacy Technology (70%) and Wuhan Zall Venture Capital Co., Ltd. (30%).
(6)	The shareholders of Gansu Yihaoyun Pharmacy Co., Ltd. include Chongqing Yihao Pharmacy Co., Ltd. (51%) and Gansu Rongkang Pharmaceutical Logistics Co., Ltd. (49%).
(7)	The shareholders of Henan Yihao Pharmacy Co., Ltd. include Chongqing Yihao Pharmacy Co., Ltd. (51%) and Henan Derkang Logistics Co., Ltd. (49%).
(8)	The shareholder of Inner Mongolia Yihao Pharmacy Co., Ltd. include Chongqing Yihao Pharmacy Co., Ltd. (51%) and Inner Mongolia Haodong Technology Co., Ltd. (49%).
(9)	The shareholder of Hubei Yihao Medicine Co., Ltd. include Chongqing Yihao Pharmacy Co., Ltd. (51%) and Hubei Yihui Medical Technology Co., Ltd. (49%).
(10)	The shareholder of Xinjiang Yihao Medicine Co., Ltd. include Chongqing Yihao Pharmacy Co., Ltd. (51%) and Xinjiang Yunxiang Linghang Trading Co., Ltd. (49%).

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

Risks Related to Our Business and Industry

●	We are subject to evolving regulatory requirements, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to evolving regulatory requirements, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects” in this annual report.
●	Our business, financial condition and results of operations may be materially and adversely affected if we are unable to compete effectively in the PRC general health and wellness market, and we may fail to sufficiently and promptly respond to rapid changes in government regulations, treatment of diseases and customer preferences. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business, financial condition and results of operations may be materially and adversely affected if we are unable to compete effectively in the PRC general health and wellness market, and we may fail to sufficiently and promptly respond to rapid changes in government regulations, treatment of diseases and customer preferences” in this annual report.
●	We may not be able to manage the growth of our business and our expansion plans and operations or implement our business strategies on schedule or within our budget, or at all. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may not be able to manage the growth of our business and our expansion plans and operations or implement our business strategies on schedule or within our budget, or at all” in this annual report.
●	We have incurred operating losses in the past, and may not be able to achieve or maintain profitability in the future. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have incurred operating losses in the past, and may not be able to achieve or maintain profitability in the future” in this annual report.
●	Our pharmaceutical retail and wholesale businesses are subject to a variety of risks, which may have a material and adverse effect on our business, financial condition and results of operations. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our pharmaceutical retail and wholesale businesses are subject to a variety of risks, which may have a material and adverse effect on our business, financial condition and results of operations” in this annual report.

●	Our business generates and processes a large amount of data, and complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may be expensive and may force us to make adverse changes to our business. Many of these laws and regulations are subject to changes and uncertain interpretations, and any failure to comply with these laws and regulations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm our business. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may be expensive and may force us to make adverse changes to our business. Many of these laws and regulations are subject to changes and uncertain interpretations, and any failure to comply with these laws and regulations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm our business” in this annual report.
●	Our failure to properly manage various participants in our ecosystem may materially and adversely affect our business. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our failure to properly manage various participants in our ecosystem may materially and adversely affect our business” in this annual report.
●	Any lack of requisite approvals, licenses or permits applicable to our business, or any non-compliance with relevant laws and regulations, may have a material and adverse effect on our business, financial condition, results of operations and prospects. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business, or any non-compliance with relevant laws and regulations, may have a material and adverse effect on our business, financial condition, results of operations and prospects” in this annual report.
●	We may become subject to product liability and medical liability claims, which could cause us to incur significant expenses and be liable for significant damages if not covered by insurance. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may become subject to product liability and medical liability claims, which could cause us to incur significant expenses and be liable for significant damages if not covered by insurance” in this annual report.
●	We seek to implement our strategy to expand our PRC operations through 1 Pharmacy Technology’s proposed initial public offering and listing of its shares on the Shanghai Stock Exchange or Shenzhen Stock Exchange. If 1 Pharmacy Technology’s proposed listing plan is not successful, our ability to strengthen our market position and operations in the PRC could be materially impaired. Even if 1 Pharmacy Technology successfully completes the proposed listing, we may not achieve the desired results from the listing and our strategy for growth in the PRC may not result in increase in the trading price of our ADSs. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We seek to implement our strategy to expand our PRC operations through 1 Pharmacy Technology’s proposed initial public offering and listing of its shares on the Shanghai Stock Exchange or Shenzhen Stock Exchange. If 1 Pharmacy Technology’s proposed listing plan is not successful, our ability to strengthen our market position and operations in the PRC could be materially impaired. Even if 1 Pharmacy Technology successfully completes the proposed listing, we may not achieve the desired results from the listing and our strategy for growth in the PRC may not result in increase in the trading price of our ADSs” in this annual report.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations” in this annual report.
●	Uncertainties in the interpretation and enforcement of PRC laws and regulations and sudden or unexpected changes in policies, laws and regulations in China could limit the legal protections available to us. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations and sudden or unexpected changes in policies, laws and regulations in China could limit the legal protections available to us” in this annual report.

●	The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas” in this annual report.
●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of pharmaceutical and healthcare industry and internet-related businesses, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of pharmaceutical and healthcare industry and internet-related businesses, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations” in this annual report.
●	We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” in this annual report.
●	Our ADSs may be delisted and our ADSs and Class A ordinary shares may be prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China for two consecutive years. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which the accounting firms that prepared the audit reports included in this annual reports were subject to the determinations that the PCAOB was unable to inspect or investigate completely. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If the PCAOB is prevented from fully evaluating audits and quality control procedures of the accounting firms that prepared the audit reports included in this annual report, investors may be deprived of the benefits of such PCAOB inspections.”

Risks Related to American Depositary Shares

●	The trading price for the ADSs may be volatile. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to American Depositary Shares—The trading price for the ADSs may be volatile” in this annual report.
●	Techniques employed by short sellers may drive down the trading price of the ADSs. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to American Depositary Shares—Techniques employed by short sellers may drive down the trading price of the ADSs” in this annual report.
●	Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to American Depositary Shares—Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial” in this annual report.
●	The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs. For details, see “Item. 3. Key Information—D. Risk Factors—Risks Related to American Depositary Shares—The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs” in this annual report.

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

We experienced net loss in the amount of RMB376.1 million, RMB353.4 million, and RMB20.8 million (US$2.8 million) in 2022, 2023, and 2024, respectively. We expect our operating costs and expenses to increase in the future in absolute terms as we expand our operations. We may also incur additional legal, accounting, and other expenses as a public company. If our revenue does not grow at a greater rate than our expenses, we will not be able to achieve and maintain profitability. We may incur significant losses in the future for various reasons, many of which may be beyond our control. Additionally, we may encounter unforeseen expenses, operating delays, or other unknown factors that may result in losses in the future. If our cost of sales and expenses continuously exceed our revenue, our business may be materially and adversely affected and we may not be able to achieve or maintain profitability.

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

According to the agreement signed between 1 Pharmacy Technology and its investors in 2020, if the proposed STAR Listing was not completed by June 30, 2023, the investors would have the right to request that Yao Wang redeem all or part of their equity at the original investment cost, plus an annual interest rate of 6%. As of December 31, 2024, an amount of RMB 1.08 billion has been recorded under redeemable non-controlling interests and accrued expenses and other current liabilities. This amount is owed to a group of investors in 1 Pharmacy Technology pursuant to equity investments made in 2020, as previously disclosed. 111 has received redemption requests from certain of such investors in accordance with the terms of their initial investments in 1 Pharmacy Technology. Following communication and negotiation to date, the Company has reached agreements with or received commitment letters from investors representing approximately 96.79% of the total amount to reschedule the repayments, allowing for phased repayments at extended periods, if the holders exercise their redemption rights. A portion of the redemption has already been paid upon signing of these agreements.

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

As our pharmaceutical retail and wholesale businesses carry a wide range of products and maintain significant inventory levels for a substantial portion of our merchandise, we may be unable to sell such inventory in sufficient quantities or during the relevant sales seasons. We had net write-downs of our inventories to their net realizable value of RMB28.5 million, RMB19.9 million, and RMB3.9 million (US$0.5 million) in 2022, 2023, and 2024, respectively. Inventory levels in excess of customer demand may result in inventory write-downs, expiration of products or an increase in inventory holding costs and a potential negative effect on our liquidity.

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

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality agreements with our employees and third parties, to protect our proprietary rights. Despite these measures, it is often difficult to enforce intellectual property rights in China. Even where adequate laws exist, certain procedural issues create effective obstacles to the proper enforcement of intellectual property rights. In addition, the available remedies in both court proceeding and through administrative enforcement are often inadequate to address infringement or to provide intellectual property rights holders with full compensation for the losses caused. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce confidentiality undertakings in China. In addition any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, we may become an attractive target to copycat websites or mobile apps that attempt to cause confusion or traffic diversion from use because of our brand recognition.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.”

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

In the course of our ordinary business operations, we may from time to time become a party to litigation, legal proceedings, claims, disputes or arbitration proceeding arising from various aspects of our business, including contractual disagreements with business partners, allegations of intellectual property infringement, and employment-related matters, such as wrongful termination claims, wage and hour disputes and allegations of workplace misconduct. Any ongoing litigation, legal proceedings, claims, disputes or arbitration proceedings may distract our senior management’s attention and consume our time and other resources. Disputes could also result in unfavorable settlements, prolonged legal costs, or adverse rulings that require us to pay substantial monetary damages, assume significant liabilities, revise our business strategies, or modify internal policies and procedures. In addition, even if we ultimately succeed in such litigation, legal proceedings, claims, disputes or arbitration proceedings, there may be negative publicity attached to such litigation, legal proceedings, claims, disputes or arbitration proceedings, which may materially and adversely affect our reputation and brand names. In the case of an adverse verdict, we may be required to pay significant monetary damages, assume significant liabilities or suspend or terminate parts of our operations. As a result, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

Furthermore, there is no assurance that the substantial growth in the PRC economy in the previous decades will continue or continue at the same pace. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations. Additionally, rising geopolitical tensions, especially between the U.S. and China, along with global events such as the war in Ukraine, sanctions on Russia, and instability in the Middle East, have led to major shifts in international trade and investment policies. As a result, the cost of moving goods and services across borders has risen in many of the markets where our customers, suppliers, and partners operate. These costs may increase further due to new tariffs, regulations, regional conflicts, or if trade agreements are renegotiated or foreign governments impose retaliatory measures in response to trade disputes with China. Even if not directly targeting us, new or proposed policies, executive orders, or legislative actions involving China, particularly from the United States or other major economies, could adversely affect our business, operations, and growth prospects. Tensions have already led to rounds of higher tariffs and countermeasures. For example, President Trump recently imposed sweeping new tariffs on imports from a range of countries, including China, citing efforts to fix trade imbalances and boost U.S. manufacturing. In retaliation, China raised tariffs on U.S. goods. These actions have disrupted global supply chains, raised costs for businesses, and added uncertainty to the international trade environment.

In addition to tariffs, broader economic restrictions and sanctions have created further instability for the Chinese economy and global markets. The long-term direction of U.S.-China relations remains uncertain, and any material impact on China’s economy could reduce demand for our offerings and significantly affect our business operations and financial performance.

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

The PRC government has recently published new policies that affected our industry, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could further adversely affect our business, financial condition and results of operations. We terminated our former VIE structure in February 2022, following which all of the former VIEs became our subsidiaries. Since then, we have been a Cayman Islands holding company with operations conducted by our PRC subsidiaries, which involves unique risks to investors. Chinese regulatory authorities could change the rules and regulations regarding foreign ownership in the industry in which we operate, which would likely result in a material change in our operations and/or a material change in the value of our securities, including that it could cause the value of such securities to significantly decline or become worthless. Furthermore, the PRC government has also recently published new regulations and guidance to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. See “—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.” Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. In addition, China enacted its amended Company Law, which took effect on July 1, 2024. The changes are significant in many respects and deeply affect companies incorporated in China, including a new rule that requires shareholders of limited liability companies to make their capital contributions in full within five years. We cannot assure you that we will be able to comply with these new laws and regulations in all respects, and we may be ordered to rectify, suspend or terminate any actions or services that are deemed illegal by the regulatory authorities and become subject to material penalties, which may materially harm our business, financial condition, results of operations and prospects.

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

Our PRC legal counsel, Commerce & Finance Law Offices, has advised us that, based on their understanding of the currently effective PRC laws and regulations including the Overseas Offering and Listing Measures, as of the date of this annual report, we are not required to obtain any prior approval or permission from or complete filing procedures with the CSRC or CAC for our historical offshore offerings to foreign investors which have been completed before the date of implementation of the Overseas Offering and Listing Measures, but we are required to go through filing procedures with CSRC for our future issuance or offering of securities (including shares, depository receipts, corporate bonds convertible into shares and other securities in nature of equity) to foreign investors if certain condition conditions set forth in the Overseas Offering and Listing Measures are met so that they are considered “indirect overseas offerings and listings by a PRC domestic company.” However, our PRC legal counsel has further advised us that there remains some uncertainty as to how relevant rules published by the CSRC and the CAC will be interpreted or implemented, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form. We cannot assure you that relevant PRC governmental authorities, including the CSRC and the CAC, would reach the same conclusion as our PRC legal counsel, and hence, we may face regulatory actions or other sanctions from them. In addition, we believe, to the best of our knowledge, that our operations do not violate PRC laws and regulations, including regulations or policies that have been issued by the CAC, currently in force in all material aspects.

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

If the PCAOB is prevented from fully evaluating audits and quality control procedures of the accounting firms that prepared the audit reports included in this annual report, investors may be deprived of the benefits of such PCAOB inspections.

Inspections of certain registered public accounting firms that the PCAOB has conducted in mainland China and Hong Kong have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China in the past made it difficult to evaluate the effectiveness of the accounting firms that prepared the audit reports included in this annual report’s audit procedures or quality control procedures as compared to auditors that were subject to PCAOB inspections, although we expect the effectiveness of audit procedures or quality control procedures conducted by auditors in China will gradually improve, given the ability of PCAOB to conduct inspection of such auditor firms since 2022. Nevertheless, investors may lose confidence in our reported financial information and procedures and the quality of our financial statements due to the historical reasons. As part of our continued efforts to ensure accuracy of our financial reporting, our audit committee periodically communicates with our independent auditor to oversee and evaluate the audit procedures and status. However, we cannot assure you that the measures our audit committee has taken or will take in the future will be effective.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

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

On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if any of the accounting firms that prepared the audit reports included in this annual report are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with the SEC requirements could ultimately lead to the delisting of our ADSs from the Nasdaq or the termination of the registration of our ordinary shares under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to American Depositary Shares

The trading price for the ADSs may be volatile.

Our ADSs became listed on Nasdaq on September 12, 2018. The trading prices of the ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the trading prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the trading price of the ADSs.

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

As of March 31, 2025, our founders, Dr. Gang Yu and Mr. Junling Liu, beneficially own all of our issued and outstanding Class B ordinary shares. These Class B ordinary shares constitute approximately 41.65% of our total outstanding share capital and 91.46% of the aggregate voting power of our total outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Sales of ADSs in the public market, or the perception that these sales could occur, could cause the trading price of the ADSs to decline. As of March 31, 2025, we have 173,348,718 ordinary shares outstanding, including 101,348,718 Class A ordinary shares. All of our ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act.

Certain holders of our ordinary shares may cause us to register, under the Securities Act, the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of ADSs representing these registered shares in the public market could cause the price of the ADSs to decline.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in the PRC and substantially all of our assets are located in the PRC. In addition, most of our directors and executive officers named in “Item 6. Directors, Senior Management and Employees—A. Directors and Executive Officers” currently reside within the PRC. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. However, the deposit agreement gives you the right to submit claims against us to binding arbitration, and arbitration awards may be enforceable against us and our assets in the PRC even when court judgments are not.

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

As of March 31, 2025, our directors and executive officers collectively owned an aggregate of 91.55% of the total voting power of our outstanding ordinary shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

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

We adopted our 2016 share incentive plan, or the 2016 Plan, in 2016 to promote our success and the interests of our shareholders by providing a means through which we may grant equity-based incentives to attract, motivate, retain and reward certain officers, employees, directors, consultants and other eligible persons and to further link the interests of recipients with those of our shareholders generally. We adopted certain share incentive policies in December 2013 and August 2014, or the 2013 Policy and the 2014 Policy, respectively. Since the adoption of the 2016 Plan, we stopped granting awards under the 2013 Policy or the 2014 Policy, although the outstanding awards under the 2013 Policy and the 2014 Policy are still being administered under their respective policies. In August 2018, we adopted our 2018 Share Incentive Plan, or the 2018 Plan, which replaced the 2016 Plan in its entirety. Upon the effectiveness of the 2018 Plan, we no longer grant any awards under the 2016 Plan. Outstanding awards granted under the 2016 Plan will remain effective and be subject to the terms and conditions of the 2018 Plan. Under the 2016 Plan, we were authorized to grant options to purchase ordinary shares of our company. The maximum number of ordinary shares which may be issued pursuant to all awards under the 2013 Policy, the 2014 Policy and the 2016 Plan is 13,671,109. Under the 2018 Plan, the maximum number of our shares that may be issued pursuant to all awards is 13,671,109, plus an annual increase on the first day of each fiscal year during the ten-year term of the 2018 Plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to the lesser of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by our board of directors. As of the date of this annual report, options to purchase 7,211,037 Class A ordinary shares and 60,000 restricted share units are granted and outstanding under the 2013 Policy, the 2014 Policy and the 2016 Plan, and options to purchase 2,182,198 Class A ordinary shares and 9,274,324 restricted share units are granted and outstanding under the 2018 Plan. On October 27, 2022, our board of directors resolved, effective December 31, 2022, that the exercise price per share of each option that was outstanding and not exercised, canceled, forfeited, or surrendered immediately prior to December 31, 2022, whether vested or unvested, shall be amended to US$0.01 per share and all other terms of the share options granted remain unchanged. For the financial impact of such modification to the exercise price, see Note 14 to our consolidated financial statements included elsewhere in this annual report. For more information about our share incentive plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation.” We believe the granting of share-based compensation is important to our ability to attract, retain and incentivize key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Based on the composition of our income and assets and the estimated value of our assets, including goodwill, which is based on the price of our ADSs, we believe that we were not a PFIC for our taxable year ended on December 31, 2024. However, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in large part, by reference to the market price of the ADSs, which has been and may continue to be volatile). Therefore, the risk of us being or becoming a PFIC will increase if during any taxable year our ADS price declines significantly.

In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. We also hold a substantial amount of cash. Accordingly, there can be no assurance that we will not be a PFIC for our 2025 or any future taxable year. If we were a PFIC for any taxable year during which a U.S. taxpayer holds ADSs or ordinary shares, the U.S. taxpayer generally would be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions,” and additional reporting requirements. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

Through 1 Pharmacy Technology, we obtained control over Yihao Pharmacy, Yihao Pharmaceutical Chain and Shanghai Yaowang, or collectively, the previous variable interest entities, based on a series of contractual arrangements. In February 2022, we obtained direct equity ownership in all of our previous variable interest entities through terminating such contractual arrangements, the details of which are described in the paragraphs below. Shanghai Yaowang was dissolved in April 2024.

In May 2018, Chongqing Yihao Pharmacy Co., Ltd. was established as a wholly owned subsidiary of Yihao Pharmacy in the PRC. In December 2018, Yihao Pharmacy transferred 100% equity interests in Chongqing Yihao Pharmacy Co., Ltd. to 1 Pharmacy Technology. In June 2018, Tianjin Yihao Pharmacy Co., Ltd. was established as a wholly owned subsidiary of Yihao Pharmacy in the PRC. In July 2018, Kunshan Yifang Pharmacy Co., Ltd. was established as a wholly owned subsidiary of Yihao Pharmacy. In August 2019, Chongqing Yihao Pharmacy Co., Ltd. purchased 100% of the equity interests in Hubei Yihao Pharmacy Co., Ltd. In October 2020 and November 2020, Shanxi Yihao Yaofang Pharmacy Co., Ltd. and Liaoning Yihao Pharmacy Co., Ltd. were established as wholly owned subsidiaries of Chongqing Yihao Pharmacy Co., Ltd. in the PRC. In September 2022, Chongqing Yihao Pharmacy Co., Ltd. purchased 51% of the equity interests in Gansu Yihaoyun Pharmacy Co., Ltd. from Gansu Rongkang Pharmaceutical Logistics Co., Ltd.. In September 2022, Chongqing Yihao Pharmacy Co., Ltd. and Henan Derkang Logistics Co., Ltd. jointly established Henan Yihao Pharmacy Co., Ltd., in which Chongqing Yihao Pharmacy Co., Ltd. holds 51% of the share equity. In June 2023, Chongqing Yihao Pharmacy Co., Ltd. purchased 51% of the equity interests in Inner Mongolia Yihao Pharmacy Co., Ltd. from Inner Mongolia Haodong Technology Co., Ltd. In July 2024, Chongqing Yihao Pharmacy Co., Ltd. purchased 51% of the equity interests in Hubei Yihao Medicine Co., Ltd. from Hubei Yihui Medical Technology Co., Ltd. In September 2024, Chongqing Yihao Pharmacy Co., Ltd. purchased 51% of the equity interests in Xinjiang Yihao Medicine Co., Ltd. from Xinjiang Yunxiang Linghang Trading Co., Ltd.

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

On August 17, 2020, 1 Pharmacy Technology completed the capital injection from new investors with an aggregate of RMB419.82 million (approximately US$60.49 million). On December 22, 2020, 1 Pharmacy Technology completed another round of financing with an aggregate of RMB515 million (approximately US$78.75 million). In connection with each round of the capital injection, the investors agreed to take all necessary and reasonable steps to facilitate the proposed listing of 1 Pharmacy Technology on the STAR Market. In the event the proposed STAR Listing was not completed by June 30, 2023, the investors would have the right to request that Yao Wang redeem all or part of their equity at the original investment cost, plus an annual interest rate of 6%. As of December 31, 2024, an amount of RMB 1.08 billion has been recorded under redeemable non-controlling interests and accrued expenses and other current liabilities. This amount is owed to a group of investors in 1 Pharmacy Technology pursuant to equity investments made in 2020, as previously disclosed. 111 has received redemption requests from certain of such investors in accordance with the terms of their initial investments in 1 Pharmacy Technology. Following communication and negotiation to date, the Company has reached agreements with or received commitment letters from investors representing approximately 96.79% of the total amount to reschedule the repayments, allowing for phased repayments at extended periods, if the holders exercise their redemption rights. A portion of the redemption has already been paid upon signing of these agreements.

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

On January 8, 2025, we announced a change in ADS to Class A ordinary share ratio from each ADS representing two Class A ordinary shares to each ADS representing 20 Class A ordinary shares (the “ADS Ratio Change”). The ADS Ratio Change became effective on January 24, 2025.

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

On September 9, 2022, our board of directors received an unsolicited preliminary non-binding proposal letter (the “Proposal”) from Dr. Gang Yu, Mr. Junling Liu, (collectively, the “Co-Founders”) and Shanghai Guosheng Capital Management Co., Ltd. (the “Sponsor,” and together with the Co-Founders, the “Buyer Group”), proposing to acquire all of outstanding Class A ordinary shares (the “Class A Shares”) of the Company, including Class A Shares represented by ADSs, that are not currently owned by the Buyer Group in a going-private transaction at a proposed purchase price of US$1.83 per Class A Share or US$3.66 per ADS (without giving effect to the ADS Ratio Change) in cash. On February 27, 2024, we received a notice from the Buyer Group, stating that it would withdraw its Proposals and formally terminate further negotiation with the special committee of our board of directors regarding the transactions contemplated by the Proposal.

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

Recent Regulatory Development

Cybersecurity Review Measures

The PRC Data Security Law took effect on September 1, 2021, and numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of, or in addition to, the Cyber Security Law and Data Security Law. On December 28, 2021, the CAC and several other regulatory authorities in China jointly promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, (i) if the relevant activity affects or may affect national security, a CIIO that purchases network products and services, or an internet platform operator that conducts data process activities, shall be subject to the cybersecurity review, (ii) an application for cybersecurity review shall be made by an issuer who is an internet platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange, and (iii) relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security. In September 2024, the State Council promulgated the Administrative Regulations on Network Data Security, which came into effect on January 1, 2025, provided the obligation of network data processors, important data processors and network platform service providers. According to these regulations, network data processors carry out network data processing activities that affect or may affect national security shall go through national security review in accordance with relevant regulations.

As of the date of this annual report, uncertainties still exist in relation to the interpretation and implementation of these laws and regulations. Although we have not been identified as a CIIO by any regulatory authority, we cannot rule out the possibility that we, or certain of our customers or suppliers, may be deemed as a CIIO. If we are deemed as a CIIO, our purchases of network products or services, if deemed to be affecting or may affect national security, will need to be subject to cybersecurity review, before we can enter into agreements with relevant customers or suppliers, and before the conclusion of such procedures, these customers will not be allowed to use our products or services, and we are not allowed to purchase products or services from our suppliers. We may also be subject to nation security review if our network data processing activities are deemed to be affecting or may affect national security. For details of the associated risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may be expensive and may force us to make adverse changes to our business. Many of these laws and regulations are subject to changes and uncertain interpretations, and any failure to comply with these laws and regulations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm our business.”

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

On September 6, 2024, the NDRC and the MOFCOM jointly issued the Special Administrative Measures for Access of Foreign Investment (Negative List) (2024 Edition), or the 2024 Negative List, which became effective on November 1, 2024. Pursuant to the 2024 Negative List, if a PRC domestic company engaging in the prohibited business stipulated in the 2024 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. At a press conference held on January 18, 2022, the NDRC clarified that the requirement as mentioned above would only apply to domestic company’s direct overseas offerings.

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

B.   Business Overview

In 2010, our founders launched 1 Medicine Marketplace (1药网), one of the first online retail pharmacies in China. Today, we provide hundreds of millions of consumers with better access to pharmaceutical products and medical services, directly through our online retail pharmacy and indirectly through our offline pharmacy network. Our online wholesale pharmacy, 1 Pharmacy (1药城), serves as a one-stop shop for pharmacies, clinics and hospitals, among others, to source a vast selection of pharmaceutical products.

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

Our Ecosystem

To digitize the healthcare industry, we connect pharmaceutical companies, pharmacies, and consumers in our ecosystem, and we improve the efficiency and transparency of the pharmaceutical value chain. We create value for various participants in our integrated online and offline platform in the healthcare ecosystem in China:

(i)pharmaceutical companies;
(ii)distributors and marketplace sellers, who use our platform to distribute and sell their products;
(iii)pharmacies, including independent pharmacies, pharmacy chains and in-house pharmacies within clinics and private hospitals who purchase pharmaceutical products and interact with consumers through our platform;
(iv)consumers who purchase pharmaceutical and other health and wellness products and seek medical services.

Our Services to Pharmaceutical Companies

We source products from pharmaceutical companies and distributors, while at the same time providing them with data services and other value-added services.

Omni-channel Service

Our omni-channel model plays an important role in facilitating the commercialization of drugs across the nation, especially in the market outside of hospitals. Partners in this model include pharmacies, private hospitals, clinics, distributors, and our 1 Medicine Marketplace app. This model offers multiple channels for pharmaceutical companies to simultaneously reach healthcare providers nationwide and educates them about new drugs and therapies. This model significantly reduces time, resources and cost, which allow drugs to be distributed quickly and efficiently.

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

We have enabled more than 488,000 offline pharmacies, as of December 31, 2024, to better serve their consumers. The pharmacy customers we serve include small and medium-sized retail pharmacy chains, independent pharmacies and in-house pharmacies within clinics and private hospitals, spanning across 31 provinces in China.

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

Our Direct Sales Model

We primarily conduct our wholesale distribution business through our direct sales model, where we procure pharmaceutical products from pharmaceutical companies or distributors and sell to our pharmacy customers. As of December 31, 2024, we directly sourced from more than 500 pharmaceutical companies. Leveraging our strong relationship with our suppliers, we offer a comprehensive selection of pharmaceutical products at market-competitive pricing. Under the direct sales model, we are responsible for the fulfillment and delivery of the products sold.

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

Our 1 Health Membership Pharmacy Enablement Program

We launched the 1 Health Membership program in May 2021 to reward and nurture relationships with the pharmacies that purchase products from us. Our 1 Health Membership program is a membership model that effectively connects pharmaceutical companies with pharmacies and patients to empower small-to-mid size pharmacy chains. This program allows members who participate in this program to enjoy privileged benefits, including exclusive access to our vast selection and competitive prices, access to our proprietary systems that can help them manage inventory, optimize procurement process and improve product selection and assortment. The members are required to connect their ERP systems to our 1 Health Platform which is operated by Yijianyikang and were charged with SaaS service fee for usage of SaaS tools. We do not charge any membership fees. In order to incentivize these pharmacy chains to participate, the shareholders of the pharmacies that enrolled in the program were granted options to purchase a certain number of shares in Yijianyikang, one of our subsidiaries. In October 2023, we launched an improved version of the 1 Health Membership program. Enrolled pharmacies received pecuniary interest in 1 Pharmacy Technology based on the amounts of their total purchases. For further details, see “Item 4. Information on the Company-A. History and Development of the Company.”

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

We provide our consumers flexible payment options for both direct sales and marketplace models. Our payment options include bank transfers, online payments with credit cards and debit cards, and payment through third-party online payment platforms, such as WeChat Payment and Alipay. For fulfillment and delivery options, please see “—Supply Chain Management—Fulfillment and Delivery.”

Customer Service and Satisfaction

Providing satisfactory customer services is a high priority. Our commitment to consumers is reflected in the high service quality provided by our customer service staff and speedy fulfillment and delivery services. We have high levels of customer satisfaction, as evidenced by a customer satisfaction rate over 96.6% on 1 Medicine Marketplace and about 99% on 1 Pharmacy in 2024.

Our Key Capabilities and Competitive Advantages to Achieve Healthcare Industry Digitization

Technology and IT Infrastructure

Our proprietary technology is one of our core competitive advantages. As of December 31, 2024, our technology and IT team consisted of 144 employees, including core team members with extensive experience with leading internet, online retail and e-commerce companies in China. We have built our technology platform primarily relying on proprietary software and systems that we have developed in-house. We develop and maintain various online platforms that connect the respective systems of various participants in the healthcare ecosystem, enabling them to access our services and connect with other participants in the ecosystem. As a result, they are able to conveniently share information and conduct their operations efficiently over our platform.

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

Supply Side Engagement

Our management of the supply side encompasses selection of suppliers and effective management of our relationships with pharmaceutical companies and distributors. We have an extensive network of suppliers, consisting primarily of pharmaceutical companies and distributors. As of December 31, 2024, we directly sourced from more than 500 pharmaceutical companies. We believe that competitive sources are readily available for substantially all of the merchandise we carry on our platform, and we have diversified our procurement sources to obtain more favorable terms and minimize our inventory risk.

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

Our Relationship with Pharmaceutical Companies and Key Suppliers

We have dedicated teams that work closely with our top suppliers, especially pharmaceutical companies, to strengthen our relationships with them. For the same product, the price from a pharmaceutical company is generally lower than from a distributor. We aim for qualification by major pharmaceutical companies as a “tier one” distributor so as to directly source from them. As of December 31, 2024, we had obtained such qualifications and directly source from more than 500 pharmaceutical companies. We also seek to cooperate with other “tier one” distributors who may have negotiated attractive prices for particular products. Our cooperation with these suppliers allows us to expand our product offerings and procure products manufactured by pharmaceutical companies without an established relationship with us. We intend to help pharmaceutical companies expand their end user base by leveraging our network of pharmacies. We also provide them with customized channel management services, as well as data flow, operational support, marketing, user data analysis and other value - added services. Together with pharmaceutical companies, we work to develop medical know - how including academic content and product trainings.

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

Supply Chain Management

We combine advanced technologies and supply chain optimization techniques to integrate the front and the back end of the supply chain and optimize our inventory management. Our unique integrated retail and wholesale supply chain and inventory management allow us to share inventories among 1 Medicine Marketplace, 1 Pharmacy, and our authorized third-party wholesale partners, significantly increasing our operational efficiency. Supported by our proprietary supply chain management systems, efficiently designed supply chain protocols and processes, strategically located fulfillment centers and nationwide fulfillment network, our supply chain enables inventory on demand and just-in-time delivery for our consumers. As a result of our advanced supply chain management system, we have seen tangible improvements in our own and our customers’ efficiency levels.

Supply Chain Technologies and Systems

Our supply chain management system consists of nine separate subsystems supported by proprietary software that allows us to effectively collaborate with third-party service providers and interact with our consumers and pharmacy customers. All of our systems are designed to comply with Good Supply Practices (GSP) for pharmaceutical products, complies with the regulatory requirements of provincial drug regulatory authorities and supports the real-time monitoring of information data.

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

Fulfillment and Delivery

As of December 31, 2024, our fulfillment network consisted of 18 regional fulfillment centers strategically located in Southern China, Eastern China, Northern China, Western China, Central China, northwest China, and northeast China. In the future, we plan to further improve the automation level and operation efficiency of these fulfillment centers.

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

Intellectual Property

We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have registered 30 software copyrights with the PRC National Copyright Administration. We have 29 registered domain names, including 111.com.cn and yaoex.com. As of December 31, 2024, we had 334 registered trademarks, including our “1药网” trademark. As of the same date, we had 33 granted patents in the areas of digital health, big data analytics, and SMART supply chain technology with the China National Intellectual Property Administration.

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

Regulation Relating to Foreign Investment

Investment in the PRC conducted by foreign investors and foreign-owned enterprises shall comply with the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which was first issued in 1995 and amended from time to time. The current effective Catalogue was promulgated by the MOFCOM and the NDRC in June 2017 and became effective in July 2017, and contains specific provisions guiding market access of foreign capital and stipulates in detail the areas of entry pertaining to the categories of encouraged foreign-invested industries, restricted foreign-invested industries and prohibited foreign-invested industries. The latter two categories are included in the negative list, which was first introduced into the Catalogue in 2017, and listed, in a unified manner, the restrictive measures for the entry of foreign investment. On September 9, 2024 and October 26, 2022, the MOFCOM and the NDRC jointly promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2024 Edition) and the Catalog of Industries for Encouraged Foreign Investment (2022 Edition) respectively, to replace the former negative lists and the Catalogue, which took effect on November 1, 2024 and January 1, 2023 respectively. Any industry not listed in the Catalogue and the Negative List is a permitted industry and generally open to foreign investment unless specifically prohibited or restricted by PRC laws and regulations. According to the Negative List, value-added telecommunications services (with the proportion of foreign investment not exceeding 50%, except for e-commerce) and medical institutions (limited to sino-foreign equity joint venture or sino-foreign cooperative joint venture) are restricted for foreign investment. 1 Pharmacy Technology, our PRC subsidiary, is a foreign-invested enterprise and conducts technical services and consultation and sale of goods that falls in permitted industries for foreign investment. Wuhan Central China, our 70% owned PRC subsidiary, is an entity invested by a foreign-invested enterprise and conducts online B2B pharmaceutical e-commerce business which is classified as a type of value-added telecommunications services. It falls in the restricted foreign-invested industry but is not subject to the 50% foreign investment restriction. In February 2023, we established a PRC subsidiary Guangzhou Yihao Internet Information Technology Co., Ltd. (“Guangzhou Yihao”), which obtained certificate for value–added telecommunications services in July 2023 that falls within the restricted foreign–invested industry but is not subject to the 50% foreign investment restriction.

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

Regulations Relating to Pharmaceutical Operation and Service

Pharmaceutical Operation

In September 1984, the SCNPC promulgated the Drug Administration Law, which was amended in 2001, 2013, 2015 and 2019 respectively to regulate all entities or individuals engaging in research, manufacture, operation, use, supervision and management of drugs within the PRC. According to the Drug Administration Law, no pharmaceutical operation, including pharmaceutical wholesale and pharmaceutical retail business, is permitted without obtaining the Pharmaceutical Operation License. The Implementation Rules for the Drug Administration Law, was promulgated by the State Council in August 2002 and amended in 2016, 2019 and 2024, which emphasized the detailed implementation rules of drugs administration.

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

The Measures for Supervision and Administration of Online Drug Sales, or the Online Drug Sales Measures were promulgated by the SAMR in August 2022 and took effect since December 1, 2022. According to the Online Drug Sales Measures, the online drug sellers and the online drug transaction platform service providers shall take effective measures to ensure that the information in the whole process of the trading is authentic, accurate, complete and traceable, and shall comply with relevant regulations of the State on personal information protection. Whoever sells prescription drugs online to individuals shall ensure that the sources of prescriptions are authentic and reliable and shall conduct real-name authentication. Certain measures shall be taken by the online prescription drug retailers and third-party platforms to verify the information of the prescription provider and avoid repeated use of the prescriptions. Online drug retailers shall provide comprehensive risk warning to consumers before selling prescription drugs, and shall not, in violation of the provisions, give prescription drugs or class A over-the-counter drugs to individual for free in return for purchasing drugs or commodities. The online drug sellers and third-party platforms shall perform their respective obligations to ensure the quality and safety of online drug selling, and shall report or file their relevant information to competent drug supervision and administration department. Furthermore, according to the Administrative Standard of Pharmaceutical Operating Quality, promulgated by the CFDA in April 2000 and amended in 2012, 2015 and 2016, respectively, and the Administrative Measures for Drug Inspection (Trial) promulgated by the NMPA and revised in July 2023, the administration authorities shall have the right to inspect the compliance of relevant entities with laws and regulations in production, operation and use of drugs, the implementation of relevant quality management practice and the drug standards.

Medical Devices Operation

According to the Regulations on the Supervision and Administration of Medical Devices, which was promulgated by the State Council in January 2000 and amended in 2014, 2017, 2021 and 2024, respectively, and the Supervision and Management Measures on Medical Devices Operation, which was promulgated by the SAMR in March 2022, business operations of medical devices are regulated based on the degree of risks involving the medical devices, which are divided into three categories. Operation of Class I medical devices does not require a license or record-filing, while operations of Class II medical devices and Class III medical devices are subject to record-filing and licensing requirements, respectively. An entity engaging in the operation of medical devices shall meet certain requirements with respect to its management system, personnel, facilities etc., and shall apply for approval to operate Class III medical devices and make record-filing with relevant governmental authority to operate Class II medical devices. The valid term of medical devices operation permit is five years. According to the Administrative Standard of Medical Devices Operation Quality promulgated by the NMPA in December 2023, which took effect on July 1, 2024, the enterprises engaging in medical device operation shall adopt effective quality management measures in the entire process of procurement, acceptance, storage, sales, transportation, and after - sales service of medical devices to ensure the quality safety and traceability of medical device products during the distribution process.

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

In December 2017, the CFDA promulgated the Administration and Supervision Measures of Online Sales of Medical Devices, or the Online Medical Devices Sales Measures, which became effective in March 2018. According to the Online Medical Devices Sales Measures, enterprises engaged in online sales of medical devices must be medical device manufacture and operation enterprises with medical devices production licenses or operation licenses or being filed for record in accordance with laws, unless such licenses or record-filing is not required by laws and regulations, and the third-party platform for provision of online medical devices transaction services shall obtain an Internet Drug Information Services Qualification License and shall file with competent food and drug regulatory department. Either enterprises for online sales of medical devices or enterprises for provision of medical devices online transaction services shall take technical measures to ensure the data and materials of medical devices online sales are authentic, completed and retrospective, for example the records of sale information of medical devices shall be kept for two years after the valid period of the medical devices, and for no less than five years in case of no valid period, or be kept permanently in case of implanted medical devices. In March 2022, the NMPA promulgated the Supervision and Management Measures on Medical Devices Operation, according to which online medical devices sellers shall comply with relevant provisions of laws, regulations and rules. According to the Administrative Standard of Medical Devices Online Sales Quality (Draft for Comments), enterprises engaging in online sales activities or providing online trading services of medical devices shall comply with relevant laws, regulations, rules and standards of online trading services of medical devices to ensure the quality safety and traceability of online sales of medical devices, and shall implement risk management according to the risk degree of medical devices, and take corresponding quality management measures. According to the Medical Devices Administration Law (Draft for Comment) issued by the NMPA in August 2024, the operators of the medical device e-commerce platform shall, in accordance with the law, carry out real-name registration of the medical device online sales operators who apply to enter the platform, review their medical device business license, filing situation, and the registration and filing situation of the medical device products operated by them, to ensure that they meet the legal requirements. As of the date of this annual report, these drafts had yet to come into effect.

Regulations Relating to Online Trading

The Measures for the Supervision and Administration of Online Trading promulgated by the SAMR in March 2021, or the Online Trading Measures, which became effective since May 2021 and replaced the Administrative Measures for Online Trading promulgated by the SAIC in January 2014, stipulates the obligations of online trading operators, including the online trading platform operators, operators within the platform, self-built website operators and online trading operators that carry out online trading activities through other network services. Social networking, live streaming or other network services providers provide online business premises, commodity browsing, order generation, online payment or other online trading platform services for operators shall fulfill the obligations of online trading platform operators in accordance with the law. The MOFCOM promulgated the Provisions on the Procedures for Formulating Transaction Rules of Third Party Online Retail Platforms (Trial) in December 2014, which became effective in April 2015, to guide and regulate the formulation, revision and enforcement of transaction rules by online retail third-party platforms operators. These measures impose more stringent requirements and obligations on third-party platform operators. For example, third-party platform operators are obligated to make public and file their transaction rules with MOFCOM or their respective provincial counterparts, examine and register the legal status of each third-party merchant selling products or services on their platforms and display on a prominent location on a merchant’s webpage the information stated in the merchant’s business license or a link to its business license. Where third-party platform operators also act as online distributors, these third-party platform operators must make a clear distinction between their online direct sales and sales of third-party merchant products on their third-party platforms. Furthermore, in August 2018, the SCNPC promulgated the E-Commerce Law, which took effect on January 1, 2019 and aims to regulate the e-commerce activities conducted within the territory of the PRC. According to the E-Commerce Law, e-commerce operators shall comply with the principles of voluntariness, equality, fairness, and good faith, abide by laws, observe business ethics, equally participate in market competition. It further strengthened the performing obligations of e-commerce operators regarding to the protection of consumers’ rights and interests, environmental protection, intellectual property protection, and the protection of cyberspace safety and personal information, and also emphasized the commitment by e-commerce operators over the quality of products and services. In December 2024, the SAMR issued the Interim Measures for Collaborative Investigation of Law Enforcement in Online Transactions, which came into effect in January 2025. According to these Measures, the market supervision and administration department has the right to require the platform operators of online transaction to provide information of relevant operators within the platform and relevant transaction information, verify and confirm the cooperative investigation matters and reply to the results when conducting law enforcement activities.

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

According to the Consumers Rights and Interests Protection Law of the People’s Republic of China, or Consumers Rights and Interests Protection Law, which became effective in January 1994 and was amended by the SCNPC in 2009 and 2013 respectively, and its implementation rules which took effect on July 1, 2024, business operators should guarantee that the products and services they provide satisfy the requirements for personal or property safety, and provide consumers with authentic information about the quality, function, usage and term of validity of the products or services. The consumers whose interests have been damaged due to the products or services that they purchase or accept on the internet trading platforms may claim damages to sellers or service providers. Where the operators of the online trading platforms are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages to the providers of the online trading platforms. Operators of online trading platforms that clearly knew or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liabilities with the sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.

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

In June 2017, the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, promulgated by SCNPC took effect, which is formulated to maintain the network security, safeguard the cyberspace sovereignty, national security and public interests, protect the lawful rights and interests of citizens, legal persons and other organizations, and requires that a network operator, which includes, among others, internet information services providers, take technical measures and other necessary measures to safeguard the safe and stable operation of the networks, effectively respond to the network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Cyber Security Law reaffirms the basic principles and requirements set forth in other existing laws and regulations on personal information protections and strengthens the obligations and requirements of internet service providers, which include but are not limited to: (i) keeping all user information collected strictly confidential and setting up a comprehensive user information protection system; (ii) abiding by the principles of legality, rationality and necessity in the collection and use of user information and disclosure of the rules, purposes, methods and scopes of collection and use of user information; and (iii) protecting users’ personal information from being leaked, tampered with, destroyed or provided to third parties. Any violation of the provisions and requirements under the Cyber Security Law and other related regulations and rules may result in administrative liabilities such as warnings, fines, confiscation of illegal gains, revocation of licenses, suspension of business, and shutting down of websites, or, in severe cases, criminal liabilities. In March 2025, the CAC promulgated the Circular on Seeking Public Comments on the Cyber Security Law of the People’s Republic of China (Second Draft Amendment for Comments), which further details and classifies legal liabilities of the network operators and critical information infrastructure operators, strengthens the platform’s governance responsibility for illegal information, and introduces punishment exemption circumstances, etc.

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

In July 2022, the CAC published the Safety Assessment Measures for Data Outbound Transfer, which stipulated that the data processors who transfer important data and personal information that are collected and generated within the territory of the People’s Republic of China outbound should be subject to security assessment under certain circumstances. These measures provided that the security assessment shall combine pre-assessment and continuous supervision, and risk self-assessment and security assessment to prevent data export security risks. Specifically, security assessment is required before any data can be transferred out of mainland China if: (i) the data transferred out of mainland China is important data; (ii) the data processor is a critical information infrastructure operator or data processor that processes personal information of more than one million individuals; (iii) data processor who transfer personal information out of mainland China has made outbound transfer of aggregately more than 100,000 individuals’ personal information or more than 10,000 individuals’ sensitive personal information since January 1st of the previous year; or (iv) otherwise required by the CAC. In February 2023, the CAC promulgated the Measures for the Standard Contract for Outbound Transfer of Personal Information, which stipulated that the data processors who provide personal information outbound shall meet the following criteria: (i) not being a CIIO, (ii) handling personal information of fewer than one million individuals, (iii) having provided personal information of fewer than 100,000 individuals in aggregate to overseas recipients since January 1 of the previous year, and (iv) having provided sensitive personal information of fewer than 10,000 individuals in aggregate to any overseas recipients since January 1 of the previous year. The data processors shall apply for filing with the cyberspace authority at provincial level within 10 working days from the effective date of the standard contract. In March, 2024, the CAC issued the Provisions on Facilitating and Regulating Cross-border Data Flow, according to which the data processors who transfer personal information outbound are exempt from security assessment, executing standard contract and conducting security certification under certain circumstances, including but not limited to, where it is truly necessary to transfer personal data overseas for the purpose of executing and performing a contract to which the individual is a party.

In September, 2024, the State Council promulgated the Administrative Regulations on Network Data Security, which came into effect on January 1, 2025, provided the obligation of network data processors, important data processors and network platform service providers. According to these regulations, network data processors carry out network data processing activities that affect or may affect national security shall go through national security review in accordance with relevant regulations; the service providers of large network platform, i.e., platforms with more than 50 million registered users or more than 10 million monthly active users with complex business types and whose network data processing activities have significant impact on national security, economic operation, national economy and people’s livelihood or other aspects, shall issue annual reports on their social responsibility for personal information protection.

The Administrative Measures for Personal Information Protection Compliance Audit were promulgated by the CAC on February 12, 2025, and will take effect on May 1, 2025. According to these measures, personal information processors who process personal information of more than 10 million individuals should conduct personal information protection compliance audit (the “Compliance Audit”) at least every two years, who process personal information of more than 1 million individuals shall designate a person responsible for the Compliance Audit, and who provide important Internet platform services, with large number of users and have complex business types shall establish an independent organization composed mainly of external members to supervise the Compliance Audit. Under certain circumstances, the CAC and other departments that perform the duty of personal information protection may require the personal information processors to entrust professional organizations to conduct Compliance Audit.

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

Value-Added Tax

Pursuant to the Provisional Regulation of the PRC on Value-Added Tax, which was promulgated by the State Council on December 13, 1993 and amended in 2008, 2016 and 2017 and its implementation rules, entities or individuals engaging in the sale of goods, the provision of processing services, repairs and replacement services, sale of services, intangible assets or real property, or the importation of goods within the territory of the PRC must pay value-added tax. The Value-Added Tax Law of the People’s Republic of China was promulgated by the Standing Committee of the National People’s Congress on December 25, 2024 and will come into effect on January 1, 2026, which provides the definition of taxable transactions, specifies how to determine whether the taxable income took place in China, and renews the tax rates, etc.

C.   Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries as of the date of this annual report on Form 20-F:

(1)	For more details regarding the persons or entities that own 111, Inc., see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
(2)	Yao Wang Corporation Limited and HK Yiyaolian, one of our wholly-owned subsidiaries, collectively hold 89.04% equity of 1 Pharmacy Technology.

(3)	The following table illustrates the details of the shareholders of 1 Pharmacy Technology:
Name of Shareholders	Shareholding Percentage	Affiliation with the Company
Yao Wang Corporation Limited	Approximately 86.29%	Hong Kong subsidiary of the Company
Ningbo Youkai Venture Capital Partnership (LP)	Approximately 1.40%	Unaffiliated third-party investor
Shanghai SOE Reform & Development Equity Investment Fund Partnership (LP)	Approximately 0.93%	Unaffiliated third-party investor
Ningbo Liangji Industrial Co., Ltd.	Approximately 0.65%	Unaffiliated third-party investor
Zhenjiang Huixin Equity Investment Partnership (LP)	Approximately 0.52%	Unaffiliated third-party investor
Hezhou Hongshi Equity Investment Partnership (LP)	Approximately 0.14%	Unaffiliated third-party investor
Shanghai Yaoxing Business Management Partnership (LP)	Approximately 0.14%	A limited partnership formed by certain current and former employees of 1 Pharmacy Technology and other PRC subsidiaries of the Company
Shanghai Yaoshu Business Management Partnership (LP)	Approximately 0.10%	A limited partnership formed by certain current and former employees of 1 Pharmacy Technology and other PRC subsidiaries of the Company
Xinjiang Junying Hongyin Investment Management Partnership (LP)	Approximately 0.05%	Unaffiliated third-party investor
Tianjin Gangling Business Management Partnership (LP)	Approximately 1.81%

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

Name of Shareholders	Shareholding Percentage	Affiliation with the Company
Tianjin Yaoming Business Management Partnership (LP)	Approximately 0.15%

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

SAIF Partners (Nanjing) Equity Investment Fund (LP)	Approximately 0.86%	Unaffiliated third-party investor
SAIF Partners (Huangshan) Tourist Culture Industrial Development Fund (LP)	Approximately 0.26%	Unaffiliated third-party investor
SAIF Partners (Nanjing) Hengzhun Venture Capital Fund (LP)	Approximately 0.17%	Unaffiliated third-party investor
Jiaxing Tengyuan Investment Partnership (LP)	Approximately 0.26%	Unaffiliated third-party investor

Name of Shareholders	Shareholding Percentage	Affiliation with the Company
Shanghai Shenli Business Management Partnership (LP)	Approximately 0.68%	Unaffiliated third-party investor
Huasai Zhikang (Shanghai) Equity Investment Fund Partnership (LP)	Approximately 0.43%	Unaffiliated third-party investor
Shanghai Zhangjiang Torch Venture Capital Co., Ltd.	Approximately 0.43%	Unaffiliated third-party investor
Shanghai Zhilin Yiqu Venture Capital Partnership (LP)	Approximately 0.34%	Unaffiliated third-party investor
Shanghai Technology Venture Capital Co., Ltd.	Approximately 0.23%	Unaffiliated third-party investor
Shanghai Pudong Renmin Zhaoyin Cultural Industry Equity Investment Fund Partnership (LP)	Approximately 0.26%	Unaffiliated third-party investor
Gongqingcheng Ideate Investment Management Partnership (LP)	Approximately 0.29%	Unaffiliated third-party investor
Shanghai Zhangjiang Technology Venture Capital Co., Ltd.	Approximately 0.19%	Unaffiliated third-party investor
Hangzhou Hengqin Investment Management Partnership (LP)	Approximately 0.09%	Unaffiliated third-party investor
Shanghai Yiyao Supply Chain Management Co., Ltd.	Approximately 0.80%	Subsidiary of the Company
(4)	Guangdong Yihao Pharmacy Co., Ltd., Guangdong Yihao Pharmaceutical Chain Co., Ltd. and Shanghai Yaowang E-Commerce Co., Ltd. were the former VIEs prior to the termination of the contractual arrangements and transfer of equity interests in February 2022, at which time these entities became our directly owned subsidiaries.
(5)	The shareholders of Wuhan Central China Drug Trading Co., Ltd. include 1 Pharmacy Technology (70%) and Wuhan Zall Venture Capital Co., Ltd. (30%).
(6)	The shareholders of Gansu Yihaoyun Pharmacy Co., Ltd. include Chongqing Yihao Pharmacy Co., Ltd. (51%) and Gansu Rongkang Pharmaceutical Logistics Co., Ltd. (49%).
(7)	The shareholders of Henan Yihao Pharmacy Co., Ltd. include Chongqing Yihao Pharmacy Co., Ltd. (51%) and Henan Derkang Logistics Co., Ltd. (49%).
(8)	The shareholder of Inner Mongolia Yihao Pharmacy Co., Ltd. include Chongqing Yihao Pharmacy Co., Ltd. (51%) and Inner Mongolia Haodong Technology Co., Ltd. (49%).
(9)	The shareholder of Hubei Yihao Medicine Co., Ltd. include Chongqing Yihao Pharmacy Co., Ltd. (51%) and Hubei Yihui Medical Technology Co., Ltd. (49%).
(10)	The shareholder of Xinjiang Yihao Medicine Co., Ltd. include Chongqing Yihao Pharmacy Co., Ltd. (51%) and Xinjiang Yunxiang Linghang Trading Co., Ltd. (49%).

D.   Property, Plant and Equipment

As of December 31, 2024, we leased office space in Shanghai with an area of approximately 2,703.92 square meters. As of the same date we also leased office space in Beijing, Chongqing, Tianjin, Wuhan, Xi’an, Guangzhou, Shenyang, Lanzhou with a total area of approximately 4,374.78 square meters. In addition, we leased properties in various locations in China for operations of Yi Hao Pharmacies, with a total area of approximately 1,483.95 square meters as of December 31, 2024. With respect to our fulfillment centers, we leased these facilities with a total area of approximately 160,803.65 square meters in Kunshan, Tianjin, Chongqing, Wuhan, Xi’an, Shenyang and Guangzhou as of December 31, 2024. We lease our premises from unrelated third parties under operating lease agreements.

Item 4A. Unresolved Staff Comments

Not applicable.

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

We are building our core competencies in the areas of smart supply chain, cloud-based solutions, big data and medical expertise, and are reshaping the pharmaceutical value chain in China using our New Retail platform. Not only did we serve consumers directly through our online retail pharmacy, we also enabled more than 488,000 offline pharmacies to better serve their consumers as of December 31, 2024. Our online wholesale pharmacy, 1 Pharmacy, serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products.

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

Our revenue was RMB13.5 billion in 2022, RMB14.9 billion in 2023, and RMB14.4 billion (US$2.0 billion) in 2024, of which product revenues from the B2B segment were RMB13.0 billion and RMB14.5 billion, and RMB14.0 billion (US$1.9 billion), respectively. Our net loss as a percentage of net revenues decreased from 2.8% in 2022 to 2.4% in 2023 and further to 0.1% in 2024.

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

Our Ability to Attract and Retain Consumers and Pharmacies

Our net revenues are dependent on our ability to attract and retain our consumers and pharmacies.

●	Consumers. Historically, our revenue growth was primarily driven by the sale of pharmaceutical and other health and wellness products through our online retail pharmacy to consumers. Steady and continued growth of our consumer base and their stickiness to our platform allows us to maintain a solid foundation for our business to continue to expand.
●	Pharmacies. Since we launched our online wholesale pharmacy, 1 Pharmacy, in May 2017, we have significantly increased the scale of our B2B business through the sale of pharmaceutical products to pharmacies. As of December 31, 2024, we had served more than 488,000 pharmacies, compared to over 497,000 pharmacies as of December 31, 2023 and over 435,000 pharmacies as of December 31, 2022. We have also diversified the types of pharmacy customers we serve and have expanded our reach not only to independent pharmacies and pharmacy chains, but also to in-house pharmacies within clinics and private hospitals. We have thus far accumulated considerable offline pharmacy resources, which contributed to the increase of product revenues from the B2B segment to RMB14.0 billion (US$1.9 billion) in 2024. We expect to further expand our offline pharmacy market and to develop this revenue stream. Product revenues from the B2B segment contributed 96.1%, 96.9%, and 97.5% to our total net revenues in 2022, 2023, and 2024, respectively.

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

Our Ability to Control Operating Costs and Expenses and Improve Efficiency

Our cost of products sold represents primarily the purchase price of products and inbound shipping charges if any, as well as inventory write-downs. As our business further grows in scale, we expect to obtain more favorable terms from suppliers, including pricing terms, credit period and volume-based rebates. In addition, we aim to create value for our suppliers, especially pharmaceutical companies, by providing an effective and transparent channel for selling large volumes of their products online and by offering them valuable data insights on market demand, customer preferences and supply chain information. We believe this value proposition will also help us deepen our relationships with suppliers, obtain favorable terms and reduce our procurement costs. Our selling and marketing expenses are a significant contributor to our operating costs and expenses, and they primary consist of payroll, bonus and employee benefits of sales and marketing staff, advertising costs, agency fees and costs for promotional materials. In 2022, 2023, and 2024, selling and marketing expenses amounted to 3.4%, 3.0% and 2.2% of our total net revenues, respectively. We expect our selling and marketing expenses to remain substantial in absolute terms as we implement new business initiatives, such as deploying additional sales personnel to promote our 1 Pharmacy and our value-added services to pharmacies. As our business grows, we anticipate that our fulfillment expenses will increase in absolute terms in the foreseeable future in light of our anticipated expansion and investment plans.

We continuously seek to streamline our operations and improve our supply chain and inventory management. Controlling costs and operating expenses to achieve optimal operating efficiency is important to our success. As our business grows in scale, we expect to have significant operating leverage and realize structural cost savings.

Key Components of Results of Operations

Net Revenues

The following table sets forth the components of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Product revenues
B2C	408,305	3.0	357,975	2.4	261,197	35,784	1.8
B2B	12,995,131	96.2	14,483,935	96.9	14,033,543	1,922,587	97.5
Sub total	13,403,436	99.2	14,841,910	99.3	14,294,740	1,958,371	99.3
Service revenues	113,262	0.8	106,219	0.7	106,509	14,592	0.7
Total	13,516,698	100.0	14,948,129	100.0	14,401,249	1,972,963	100.0

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

Our product revenue from the B2B business segment in 2024 was RMB14.0 billion (US$1.9 billion), representing a 3.1% decrease from 2023, and our product revenue from the B2C business segment in 2024 was RMB261.2 million (US$35.8 million), representing a 27.0% decrease from 2023.

Service revenues. Service revenues primarily consist of marketplace (MP) service fees we charge to marketplace sellers to which we provide access to 1 Medicine Marketplace where they are able to effectively sell their products. We charge marketplace sellers commission fees equal to an agreed percentage of the sales price of the product when a sale is completed and also charge marketplace sellers an annual non-refundable up-front fee for platform usage. We refer to these fees as MP service revenue. Since we launched our MP service, it has made substantial contribution to our service revenues. Our service revenues increased by 0.3% from RMB106.2 million in 2023 to RMB106.5 million (US$14.6 million) in 2024, which was primarily attributable to the increase of our B2B digital marketing service revenues. We also generate service revenues by providing other ancillary services, mainly online medical consultation services for patients and digital marketing services for pharmaceutical companies.

Operating costs and expenses

The following table sets forth the components of our operating costs and expenses by amounts and percentages of total operating costs and expenses for the periods presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating costs and expenses:
Cost of products sold	(12,676,722)	91.3	(14,099,151)	92.2	(13,572,020)	(1,859,359)	94.3
Fulfillment expenses	(401,414)	2.9	(400,538)	2.6	(381,035)	(52,202)	2.6
Selling and marketing expenses	(457,880)	3.3	(448,387)	2.9	(313,897)	(43,004)	2.2
General and administrative expenses	(205,623)	1.5	(224,202)	1.5	(70,907)	(9,714)	0.5
Technology expenses	(139,504)	1.0	(124,341)	0.8	(69,635)	(9,540)	0.5
Other operating (expenses) income, net	(6,556)	0.0	(1,607)	0.0	8,359	1,145	(0.1)
Total	(13,887,699)	100.0	(15,298,226)	100.0	(14,399,135)	(1,972,674)	100.0

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

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Net Revenues:
Product revenues	13,403,436	99.2	14,841,910	99.3	14,294,740	1,958,371	99.3
Service revenues	113,262	0.8	106,219	0.7	106,509	14,592	0.7
Total net revenues	13,516,698	100.0	14,948,129	100.0	14,401,249	1,972,963	100.0
Operating costs and expenses:
Cost of products sold	(12,676,722)	(93.8)	(14,099,151)	(94.3)	(13,572,020)	(1,859,359)	(94.2)
Fulfillment expenses	(401,414)	(3.0)	(400,538)	(2.7)	(381,035)	(52,202)	(2.6)
Selling and marketing expenses(1)	(457,880)	(3.4)	(448,387)	(3.0)	(313,897)	(43,004)	(2.2)
General and administrative expenses(1)	(205,623)	(1.5)	(224,202)	(1.5)	(70,907)	(9,714)	(0.5)
Technology expenses(1)	(139,504)	(1.0)	(124,341)	(0.8)	(69,635)	(9,540)	(0.5)
Other operating (expenses) income, net	(6,556)	—	(1,607)	—	8,359	1,145	—
Total operating costs and expenses	(13,887,699)	(102.7)	(15,298,226)	(102.3)	(14,399,135)	(1,972,674)	(100.0)
(Loss) Income from operations	(371,001)	(2.7)	(350,097)	(2.3)	2,114	289	—
Interest income	8,118	0.1	8,834	0.1	7,041	965	0.1
Interest expense	(13,443)	(0.1)	(20,141)	(0.1)	(28,331)	(3,881)	(0.2)
Foreign exchange (loss) gain	(7,875)	(0.1)	610	—	(909)	(125)	—
Other income (loss), net	8,132	0.1	7,612	0.1	(595)	(82)	—
Loss before income taxes	(376,069)	(2.8)	(353,182)	(2.4)	(20,680)	(2,834)	(0.1)
Income tax expense	—	—	(251)	—	(96)	(13)	—
Net loss	(376,069)	(2.8)	(353,433)	(2.4)	(20,776)	(2,847)	(0.1)

Share-based compensation expenses are allocated to operating expense line items as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
General and administrative expenses	86,992	113,536	9,230	1,264
Selling and marketing expenses	50,110	76,976	6,899	945
Technology expenses	20,282	35,658	4,020	551
Total	157,384	226,170	20,149	2,760

The Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

Net Revenues

Our net revenues decreased by 3.7% from RMB14.9 billion in 2023 to RMB14.4 billion (US$2.0 billion) in 2024. This decrease was primarily due to the decrease in product revenues from B2B segment. Additionally, unfavorable macroeconomic conditions impacted our overall revenue performance.

Product Revenues by Segment. Product revenues decreased by 3.7% from RMB14.8 billion in 2023 to RMB14.3 billion (US$1.96 billion) in 2024, due to an unfavorable macroeconomic environment. We experienced a decrease in product revenues from B2B segment, which decreased by 3.1% to RMB14.0 billion (US$1.9 billion) from RMB14.5 billion last year. Product revenues from B2C segment decreased by 27.0% to RMB261.2 million (US$35.8 million) from RMB358.0 million last year.

Service revenues. Our service revenues increased by 0.3% from RMB106.2 million in 2023 to RMB106.5 million (US$14.6 million) in 2024, which was primarily attributable to the increase of our B2B digital marketing service revenues in 2024.

Segment Cost of Products Sold

Cost of products sold decreased by 3.7% from RMB14.1 billion in 2023 to RMB13.6 billion (US$1.9 billion) in 2024, in line with our overall revenue decrease, which is primarily attributable to the decrease of sales in the B2B segment.

Segment Profit/Loss

As a result of the foregoing, our segment profit from our B2C segment decreased by 19.8% from RMB79.4 million in 2023 to RMB63.7 million (US$8.7 million) in 2024 because of the decrease in our revenues from the B2C segment. Our segment profit from our B2B segment decreased by 0.5% from RMB769.6 million in 2023 to RMB765.5 million (US$104.9 million) in 2024, and such decrease is also in line with the decrease in our revenues from the B2B segment.

Operating Costs and Expenses

Our operating costs and expenses decreased by 5.9% from RMB15.3 billion in 2023 to RMB14.4 billion (US$2.0 billion) in 2024, with decreases in the following categories of operating expenses.

Cost of Products Sold. Our cost of products sold decreased by 3.7% from RMB14.1 billion in 2023 to RMB13.6 billion (US$1.9 billion) in 2024, primarily due to the revenue decrease in B2B business.

Fulfillment Expenses. Our fulfillment expenses decreased by 4.9% from RMB400.5 million in 2023 to RMB381.0 million (US$52.2 million) in 2024. The decrease was primarily attributable to a decrease in the lease expenses of our warehouse. Fulfillment expenses accounted for 2.6% of net revenue in 2024 as compared to 2.7% last year.

Selling and Marketing Expenses. Our selling and marketing expenses decreased by 30.0% from RMB448.4 million in 2023 to RMB313.9 million (US$43.0 million) in 2024. The decrease was primarily attributable to decreases in the payroll of sales staffs and share-based compensation. Selling and marketing expenses accounted for 2.2% of net revenue in 2024 as compared to 3.0% last year.

General and Administrative Expenses. Our general and administrative expenses decreased by 68.4% from RMB224.2 million in 2023 to RMB70.9 million (US$9.7 million) in 2024. The decrease was primarily due to decreases of share-based compensation in managerial staff. General and administrative expenses accounted for 0.5% of net revenue in 2024 as compared to 1.5% last year.

Technology Expenses. Our technology expenses decreased by 44.0% from RMB124.3 million in 2023 to RMB69.6 million (US$9.5 million) in 2024, mainly due to our increased efficiency in technology solutions and infrastructure and decreased cost in technology staff. Technology expenses accounted for 0.5% of net revenue in 2024 as compared to 0.8% last year.

Net Loss

As a result of the foregoing, we recorded a net loss of RMB20.8 million (US$2.8 million) in 2024 as compared to a net loss of RMB353.4 million in 2023.

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

Product Revenues by Segment. Product revenues increased by 10.7% from RMB13.4 billion in 2022 to RMB14.8 billion (US$2.1 billion) in 2023, due to an increase in the number of offline customers through which more products were sold. We experienced an increase in product revenues from B2B segment, which increased by 11.5% to RMB14.5 billion (US$2.0 billion) from RMB13.0 billion in 2022. Product revenues from B2C segment decreased by 12.3% to RMB358.0 million (US$50.4 million) from RMB408.3 million in 2022 mainly attributable to a shift of resources to our B2B segment.

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

Fulfillment Expenses. Our fulfillment expenses decreased by 0.2% from RMB401.4 million in 2022 to RMB400.5 million (US$56.4 million) in 2023. The decrease was primarily attributable to a decrease in the lease expenses of our warehouse. Fulfillment expenses accounted for 2.7% of net revenue in 2023 as compared to 3.0% in 2022.

Selling and Marketing Expenses. Our selling and marketing expenses decreased by 2.1% from RMB457.9 million in 2022 to RMB448.4 million (US$63.2 million) in 2023. The decrease was primarily attributable to a decrease in the payroll of sales staffs and expenses associated with the increasing efficiency of the B2B business. Selling and marketing expenses accounted for 3.0% of net revenue in 2023 as compared to 3.4% in 2022.

General and Administrative Expenses. Our general and administrative expenses increased by 9.0% from RMB205.6 million in 2022 to RMB224.2 million (US$31.6 million) in 2023. We recorded the unrecognized share-based compensation of RMB62 million upon the cancellation of the share option plan at our subsidiary level. General and administrative expenses accounted for 1.5% of net revenue in 2023 as compared to 1.5% in 2022.

Technology Expenses. Our technology expenses decreased by 10.9% from RMB139.5 million in 2022 to RMB124.3 million (US$17.5 million) in 2023, mainly due to our increased efficiency in technology solutions and infrastructure and decreased cost in technology staff. Technology expenses accounted for 0.8% of net revenue in 2023 as compared to 1.0% in 2022.

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

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2022, 2023, and 2024 were increases of 2.0%, 1.4%, and 0.2%, respectively.

Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

B.   Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated by the issuance of preferred shares in private placements and our initial public offering in 2018 and pre-IPO financing in 2020. As of December 31, 2022, 2023, and 2024, we had RMB673.7 million, RMB603.5 million, and RMB462.3 million (US$63.3 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and demand deposits.

In addition, as of December 31, 2022, 2023, and 2024, we had RMB205.9 million, RMB50.1 million, and RMB nil, respectively, in short-term investments. Our short-term investments consist of structured deposits from commercial banks with guaranteed principal and variable interest rates indexed to the performance of underlying assets and fund products purchased from certain financial institutions with maturities within one year. Our operating cash flow and cash are also affected by our ability to manage our inventory effectively and to enhance our overall supply chain efficiency. We believe that our supply chain and effective inventory management, which have resulted in reduced inventory turnover days, support the growing scale of our business, free our valuable working capital and improve our liquidity.

In September 2019, 1 Pharmacy Technology entered into a credit agreement with China Merchant Bank (CMB) which provides a revolving credit facility that allows 1 Pharmacy Technology to borrow up to RMB100.0 million for working capital purpose in one year. In October 2020, November 2021, December 2022 and December 2023, 1 Pharmacy Technology renewed the credit agreement that allowed 1 Pharmacy Technology to borrow up to RMB200.0 million for working capital purposes for another one year. Any draw down on the credit facility will be charged with interest at one-year loan prime rate published by People’s Bank of China plus 0.30%. The borrowings were guaranteed by Yihao Pharmacy. During the years ended December 31, 2023 and 2024, RMB779.6 million and RMB347.9 million were drawn on above credit facility and RMB700.5 million and RMB496.0 million were repaid, with the balance of RMB198.1 million and RMB50.0 million outstanding as of December 31, 2023 and 2024, respectively. The interest rate range for the borrowings in 2023 and 2024 were from 3.65% to 3.75 % per annum.

In June 2020, 1 Pharmacy Technology entered into a credit agreement with Industrial Bank (IB) which provides a revolving credit facility that allows 1 Pharmacy Technology to borrow up to RMB100.0 million for working capital purpose in one year. Any draw down on the credit facility will be charged with interest at one-year loan prime rate published by People’s Bank of China minus 0.35%. In June 2021, the credit agreement was renewed and allows 1 Pharmacy Technology to borrow up to RMB200.0 million for working capital purpose in seven months. Any draw down on the credit facility will be charged with interest at one-year loan prime rate published by People’s Bank of China plus 0.78%. In November 2022, the credit agreement was renewed and allows 1 Pharmacy Technology to borrow up to RMB 200.0 million for working capital purpose in twelve months and the agreement expired on November 13, 2023. In January 2024, 1 Pharmacy Technology entered into a new credit agreement with IB for a working capital and committed credit facility of up to RMB130.0 million, with a twelve month term expiring on January 2025. Any draw down on the credit facility will be charged with interest at one-year loan prime rate published by People’s Bank of China plus 0.85% in 2022, plus 0.55% in 2023 and plus 0.55% in 2024, respectively and any draw down on the new committed credit facility will be charged with an average annual interest rate of 2.78% in 2024. The borrowings in the years ended December 31, 2023 and 2024 were guaranteed by Yihao Pharmacy. During the years ended December 31, 2023 and 2024, RMB20.0 million and RMB50.0 million were drawn on this credit facility, RMB30.0 million and RMB20.0 million were repaid in 2023 and 2024, with the balance of RMB20.0 million and RMB50.0 million outstanding as of December 31, 2023 and 2024, respectively.

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

We entered into a revolving credit facility with China Zheshang Bank (CZB) that allows us to borrow up to RMB500.0 million for working capital purpose since December 2018 and renewed in December 2020 which expired in two years. In December 2022, the credit facility was renewed and allow us to borrow up to RMB500.0 million for another two years. Cash deposits or notes receivable are required to be pledged for any draw down of borrowings and notes payables from CZB. No loan with China Zheshang Bank (CZB) was entered in 2021 and 2022.

In September 2022, 1 Pharmacy Technology obtained loans from Shanghai Pudong Development Bank. The borrowing was guaranteed by Guangdong Yihao Pharmacy and the loan agreement expired in September 2024. During the years ended December 31, 2023 and 2024, RMB50.0 million with annual interest rate of 3.65% and RMB nil were obtained. RMB30.0 million and RMB50.0 million were repaid in 2023 and 2024, with the balance of RMB50.0 million and RMB nil outstanding as of December 31, 2023 and 2024, respectively. In October 2024, 1 Pharmacy Technology entered a committed credit facility with Shanghai Pudong Development Bank that allows 1 Pharmacy Technology to borrow up to RMB30.0 million for working capital purpose till March 2025. The credit facility was guaranteed by Yihao Pharmacy. During the year ended December 31, 2024, RMB30.0 million with annual interest rate of 2.45% were obtained, with the balance of RMB30.0 million outstanding as of December31, 2024.

In March 2023, The Group entered a revolving credit facility with China CITIC Bank that allows it to borrow up to RMB20.0 million for working capital purpose till December 31, 2023. During the years ended December 31, 2023 and 2024, RMB20.0 million with annual interest rate of 3.70% were obtained. RMB0.01 million and RMB19.99 million were repaid in 2023 and 2024, with the balance of RMB19.99 million and RMB nil outstanding as of December 31, 2023 and 2024, respectively.

In December 2024, the Group secured committed credit facilities with Bank of Ningbo Co., Ltd. that allows the Group to borrow up to RMB50.0 million for working capital purpose till December 2025. During the year ended December 31, 2024, RMB31.0 million with annual interest rate of 3.00% were obtained, with the balance of RMB31.0 million outstanding as of December 31, 2024.

In addition, we entered into several agreements with financial institutions to further enhance our liquidity and capital resources. Since 2021, we have maintained a structured payment arrangement with a bank. Pursuant to such agreement, certain suppliers of us were able to put their receivables from us to the bank for early payment. As a result the payment terms of our original accounts payables were substantially modified and considered extinguished as the nature of the original liability has changed from accounts payables to loan borrowings from the bank. The interest expense was charged from the bank at annual rate of 4.35%. As of December 31, 2023 and 2024, the outstanding borrowings from such arrangement were RMB98.1 million and RMB nil, respectively, which is repayable within one year and are included in “Accrued expenses and other current liabilities” on the consolidated balance sheets. We do not intend to renew the reverse factoring arrangement upon its expiration.

Since August 2021, we entered into a factoring agreement with a financial institution, pursuant to which the institution will make an advance payment of accounts with credit term of 30 days typically. We are required to pay the principal and interest to the institution on due. The interest expense was charged from the institution at annual rate of 8.5%. In November 2022, we renewed the factoring agreement with an updated annual rate of 9%. In June 2023, we renewed the factoring agreement with an updated annual rate of 10.5%. In 2024, we entered into a new factoring agreement with recourse with a third-party financial institution, pursuant to which we transferred all legally held accounts receivable under the underlying contracts to the institution. The term of the loan is mostly six months. The agreement does not require us to provide any security deposit. Under this factoring agreement, the principal amount of financing shall not exceed RMB 30.0 million. The factoring fees charged from the institution were RMB2.1 million for the year ended December 31, 2024.As of December 31, 2023 and 2024, the outstanding borrowings from the factoring arrangement were RMB40.4 million and RMB30.0 million, respectively, which is repayable within one year and are included in “Accrued expenses and other current liabilities” on the consolidated balance sheets. Total proceeds obtained for settlement for the years ended December 31, 2023 and 2024, were RMB405.1 million and RMB89.5 million, respectively. Total repayments for the years ended December 31, 2023 and 2024 were RMB404.9 million and RMB99.9 million, respectively.

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

In August and December 2020, 1 Pharmacy Technology issued its ordinary shares to certain private placement investors at fair value evaluated by the third-party valuer, representing 9.2% of the outstanding shares of 1 Pharmacy Technology. Under the agreements, 1 Pharmacy Technology and the new investors agreed to facilitate 1 Pharmacy Technology’s proposed STAR Listing prior to June 30, 2023. If the proposed STAR Listing was not completed by June 30, 2023, the investors would have the right to request that Yao Wang redeem all or part of their equity at the original investment cost, plus an annual interest rate of 6%. As of December 31, 2024, an amount of RMB 1.08 billion has been recorded under redeemable non-controlling interests and accrued expenses and other current liabilities. This amount is owed to a group of investors in 1 Pharmacy Technology pursuant to equity investments made in 2020, as previously disclosed. 111 has received redemption requests from certain of such investors in accordance with the terms of their initial investments in 1 Pharmacy Technology. Following communication and negotiation to date, the Company has reached agreements with or received commitment letters from investors representing approximately 96.79% of the total principal amounts to reschedule the repayments, allowing for phased repayments at extended periods, if the holders exercise their redemption rights. A portion of the redemption has already been paid upon signing of these agreements.

After considering all facts available to us as of the date of this annual report, we believe that our current cash and cash equivalents, short-term investments and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months.

We intend to finance our long-term working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities. We may also need additional cash if 1 Pharmacy Technology’s proposed listing is not completed by the time as agreed between us and the investors in 1 Pharmacy Technology, under which circumstance certain investors who are non-controlling shareholders of 1 Pharmacy Technology may require the controlling shareholder of 1 Pharmacy Technology, Yao Wang, to redeem all or part of the equity interests then owned by such investors in cash. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or the incurrence of convertible debt would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all, and the availability of financing options will be affected by the slowdown in the growth or contraction of the global or Chinese economies or any liquidity or credit drainage in the global or Chinese finance sectors. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may need additional capital but may not be able to obtain it on favorable terms or at all.”

Additionally, historically we have not been profitable, but we had generated positive operating cash flows in 2024. We generated net loss of RMB353.4 million and RMB20.8 million (US$2.8 million) in 2023 and 2024, respectively. We recorded net cash operating outflows of RMB447.2 million in 2023. In contrast, we generated positive operating cash flows of RMB263.0 million (US$36.0 million) in 2024. If we are unable to achieve and sustain profitability, or if we continue to experience net cash operating outflows in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Our Industry —We have incurred operating losses in the past, and may not be able to achieve or maintain profitability in the future.”

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

The following table sets forth material amounts of cash and short-term investments disaggregated by currency denomination as of December 31, 2024 in each jurisdiction in which our affiliated entities are domiciled:

	PRC	Hong Kong	Cayman Islands

	(RMB in thousands)
Cash and short-term investments in RMB	401,309	312	28,653
Cash and short-term investments in US$	1,477	1,105	29,433

We have adopted cash management policies to govern transfers of funds among 111, Inc. and its subsidiaries. For details, see “Item 3. Key Information—Transfer of Funds and Other Assets through Our Organization.”

Cash Flows

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in) provided by operating activities	(23,152)	(447,244)	263,016	36,033
Net cash provided by (used in) investing activities	(47,173)	151,743	37,376	5,120
Net cash provided by (used in) financing activities	22,735	205,978	(406,236)	(55,654)
Net decrease in cash and cash equivalents, and restricted cash	(43,881)	(93,243)	(105,216)	(14,415)
Cash and cash equivalents, and restricted cash at the beginning of period	760,672	716,791	623,548	85,426
Cash and cash equivalents, and restricted cash at the end of period	716,791	623,548	518,332	71,011

Operating Activities

Net cash provided by operating activities in 2024 was RMB263.0 million (US$36.0 million) and primarily consisted of our net loss of RMB20.8 million (US$2.8 million), as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustment for non-cash items primarily included RMB20.1 million (US$2.8 million) of share-based compensation, RMB3.9 million (US$0.5 million) of inventory write-down and RMB48.5 million (US$6.6 million) of noncash lease expense. In 2024, the principal items accounting for the changes in operating assets and liabilities were increase in accounts payable of RMB132.7 million (US$18.2 million) and a decrease in accounts receivable of RMB123.2 million (US$16.9 million). The decrease in accounts receivable was primarily due to a decrease in revenue and the increase in accounts payable was primarily due to the expanded use of bank bill settlement.

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

Investing Activities

Net cash provided by investing activities in 2024 was RMB37.4 million (US$5.1 million), consisting primarily of purchases of short-term investments of RMB460.0 million (US$63.0 million), partially offset by proceeds from sale or maturity of short-term investments of RMB511.2 million (US$70.0 million).

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

Financing Activities

Net cash used in financing activities in 2024 was RMB406.2 million (US$55.7 million), consisting of proceeds from short-term bank borrowings of RMB438.9 million (US$60.1 million) partially offset by repayment of short-term bank borrowings of RMB616.0 million (US$84.4 million) and proceeds from other financing arrangement of RMB711.0 million (US$97.4 million) partially offset by repayment under other financing arrangement of RMB840.3 million (US$115.1 million) and repayment of redemption rights from redeemable non-controlling interest holders of RMB87.5 million (US$12.0 million), and payment for share repurchase from non-controlling interest holders of RMB13.5 million (US$1.9 million).

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

Material Cash Requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include our capital expenditures and operating lease commitments. As of December 31, 2024, we have a total outstanding amount of RMB1.08 billion, which has been included in the balances of redeemable non-controlling interests and accrued expenses and other current liabilities, owed to a group of investors of 1 Pharmacy Technology pursuant to their equity investments made in 2020. See “Item 4. Information on the Company — A. History and Development of the Company.” 111 received redemption requests from certain of such investors in accordance with the terms of their initial investments in 1 Pharmacy Technology. Other than those as discussed below, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024. We did not have future minimum capital commitments as of December 31, 2022, 2023, and 2024.

Capital Expenditures

We made capital expenditures of RMB31.7 million, RMB9.8 million, and RMB15.2 million (US$2.1 million) in 2022, 2023, and 2024, respectively. In these periods, our capital expenditures were primarily used for purchases of property, equipment and software to establish more fulfillment centers to meet the expected growth of our business.

Operating lease commitments

The following table sets forth our operating lease commitments as of December 31, 2024:

		Less than 1			More than 5
	Total	year	1-3 years	3-5 years	years

	(in RMB thousands)
Operating lease commitments	101,293	43,206	45,926	12,161	—
Total	101,293	43,206	45,926	12,161	—

Our operating lease commitments relate to our leases of certain offices and fulfillment centers. Our lease expenses for the years ended December 31, 2022, 2023, and 2024 were RMB75.8 million, RMB62.6 million, and RMB48.5 million (US$6.6 million), respectively.

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

D.   Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

Although management believes the Company’s forecast is reasonable, no assurance can be given, especially when the Company is still in a loss-making position. The discounted cash flows are sensitive due to changes in key forecast assumptions, including mainly revenue. On July 1, 2022, the Company modified the vesting terms that substantially all of the unvested restricted shares of LLPs would not be exercisable until the completion of the 1 Pharmacy Technology’s qualified IPO. The modification was a probable-to-improbable modification as IPO constituted a performance condition that was not considered probable until the IPO completion date. As such, no incremental fair value was recognized unless and until the modified condition becomes probable. The award’s original grant-date fair value is recognized as an expense, over the requisite service period, regardless of whether the modified conditions are satisfied. For the restricted shares granted after July 1, 2022, no share-based compensation expense was recognized. As of December 31, 2022, there were 46 grantees affected with the total unrecognized share-based compensation expenses of RMB 2.29 million, which will be recognized as share-based compensation expense when qualified IPO is probable.

On December 28, 2023, Employee Stock Ownership Plan management committee, a committee authorized by the Board of Director of 1 Pharmacy, adopted and approved a resolution of cancellation of this incentive plan. The management immediately recognized all remaining share-based compensation expenses of RMB153.0 million in December 2023. The fair value of the shares granted during 2024 under Employee ownership plan of 1 Pharmacy Technology is nil.

Item 6. Directors, Senior Management and Employees

A.   Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Gang Yu	65	Co-founder and Co-Chairman
Junling Liu	60	Co-founder, Co-Chairman and Chief Executive Officer
Yang Chen	54	Director
Nee Chuan Teo	54	Independent Director
Jian Sun	60	Independent Director
Jun Luo	57	Independent Director

Dr. Gang Yu is our co-founder and has served as our executive chairman since 2015. Since September 2018, Dr. Yu has served as our co-chairman. He is a recipient of numerous prestigious international awards, including the 2002 Franz Edelman Management Science Achievement Award from INFORMS and the 2012 Martin K. Starr Excellence in Production and Operations Management Practice Award from POMS. Dr. Yu co-founded and served as chairman of YHD.com, a leading e-commerce company in China. Dr. Yu currently serves as a director of the board of Zall Group (02098.HK). Prior to founding YHD.com, Dr. Yu served as the vice president of Worldwide Procurement at Dell Inc. from 2006 to 2007 and the vice president of Worldwide Supply Chain at Amazon.com from 2004 to 2006. Before Amazon, Dr. Yu was the chair professor at McCombs School of Business at The University of Texas at Austin from 1989 to 2004. Dr. Yu received his bachelor’s degree in science from Wuhan University in 1982, master’s degree in physics from Cornell University in 1986 and Ph.D. degree in decision sciences from The Wharton School of the University of Pennsylvania in 1990. Dr. Yu has been a member of the Board of Overseers of The Wharton School of the University of Pennsylvania since 2019. Dr. Yu has published 6 books and over 80 journal articles. Dr. Yu also holds three U.S. patents related to airline optimization solutions.

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

Mr. Yang Chen has served as our director since November 2024. Since February 2019, Mr. Chen has served as Senior Finance Executive of 1 Pharmacy Technology. Before joining us, Mr. Chen served as Chief Financial Officer of iKang Healthcare Group Inc. (NASDAQ: KANG) from April 2013 to February 2019. Prior to that, Mr. Chen was Vice President of Finance and Strategy at Campbell Soup Asia Limited and Lee Kum Kee Sauce Group. He also held various senior finance positions at Dumex China, PepsiCo Greater China Region and Wyeth China. Previously, Mr. Chen was an auditor at Arthur Andersen & Co. He received his bachelor’s degree from Shanghai University of Finance and Economics and his EMBA degree from Olin School of Business at Washington University.

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

B.    Compensation

For the year ended December 31, 2024, we paid an aggregate of approximately RMB9.89 million (US$1.35 million) in cash and other benefits to our directors and executive officers. For share incentive grants to our officers and directors, see “—Share Incentives.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2018 Plan

In August 2018, we adopted our 2018 Share Incentive Plan, or the 2018 Plan, which became effective on September 15, 2018, one day after the completion of our initial public offering, replacing the 2016 Plan in its entirety. The 2018 Plan allows us to offer share-based incentive awards to employees, officers, directors and individual consultants who render services to us. The 2018 Plan permits the grant of options, restricted shares and restricted share units, or other types of awards, in the form of cash or otherwise, as approved by our board of directors or a committee thereof. The maximum number of Class A ordinary shares that may be issued pursuant to all awards under the 2018 Plan is 13,671,109, plus an annual increase on the first day of each fiscal year of our company during the ten-year term of the 2018 Plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to the lesser of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by our board of directors. Upon the effectiveness of the 2018 Plan, we no longer grant any awards under the 2016 Plan. Outstanding awards granted under the 2016 Plan will remain effective and be subject to the terms and conditions of the 2018 Plan. As of the date of this annual report, options to purchase 2,182,198 Class A ordinary shares and 9,274,324 restricted share units are granted and outstanding under the 2018 Plan. The following paragraphs summarize the terms of the 2018 Plan:

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

Ordinary
Shares
Underlying
Outstanding
	Share	Exercise
	Incentive	Price		Expiration
Name	Awards	($/Share)	Grant Date	Date
Gang Yu	*	†	4/13/2020	4/12/2030
			5/13/2020	5/12/2030
			6/13/2020	6/12/2030
			7/13/2020	7/12/2030
			1/1/2021	12/31/2030
			1/1/2022	12/31/2031
			5/13/2022	5/12/2032
			6/13/2022	6/12/2032
			7/13/2022	7/12/2032
			8/13/2022	8/12/2032
			1/1/2023	12/31/2032
			5/12/2023	5/11/2033
			6/13/2023	6/12/2033
			7/13/2023	7/12/2033
			8/11/2023	8/10/2033
			9/13/2023	9/12/2033
			10/13/2023	10/12/2033
			11/13/2023	11/12/2033
			12/13/2023	12/12/2033
			1/12/2024	1/11/2034
			2/7/2024	2/6/2034
			3/13/2024	3/12/2034
			4/12/2024	4/11/2034
			5/13/2024	5/12/2034
			6/13/2024	6/12/2034
			7/12/2024	7/11/2034
			8/13/2024	8/12/2034
			9/13/2024	9/12/2034
			10/12/2024	10/11/2034
			11/13/2024	11/12/2034
			12/13/2024 and	12/12/2034
			1/13/2025	1/12/2035
Junling Liu	*	†	4/13/2020	4/12/2030
			5/13/2020	5/12/2030
			6/13/2020	6/12/2030
			7/13/2020	7/12/2030
			5/13/2022	5/12/2032
			6/13/2022	6/12/2032
			7/13/2022	7/12/2032
			8/13/2022	8/12/2032
			5/12/2023	5/11/2033
			6/13/2023	6/12/2033
			7/13/2023	7/12/2033
			8/11/2023	8/10/2033
			9/13/2023	9/12/2033
			10/13/2023	10/12/2033
			11/13/2023	11/12/2033
			12/13/2023	12/12/2033
			1/12/2024	1/11/2034
			2/7/2024	2/6/2034
			3/13/2024	3/12/2034
			4/12/2024	4/11/2034
			5/13/2024	5/12/2034
			6/13/2024	6/12/2034
			7/12/2024	7/11/2034
			8/13/2024	8/12/2034
			9/13/2024	9/12/2034
			10/12/2024	10/11/2034
			11/13/2024	11/12/2034
			12/13/2024 and	12/12/2034
			1/13/2025	1/12/2035
Yang Chen	*	†	3/31/2019	3/30/2029
			2/28/2019	2/27/2029
			1/1/2020	12/31/2029
			1/1/2020	12/31/2029
			4/13/2020	4/12/2030
			5/13/2020	5/12/2030
			6/13/2020	6/12/2030

Ordinary
Shares
Underlying
Outstanding
	Share	Exercise
	Incentive	Price		Expiration
Name	Awards	($/Share)	Grant Date	Date
			7/13/2020	7/12/2030
			1/1/2021	12/31/2030
			1/1/2022	12/31/2031
			5/13/2022	5/12/2032
			6/13/2022	6/12/2032
			7/13/2022	7/12/2032
			8/13/2022	8/12/2032
			1/1/2023	12/31/2032
			5/12/2023	5/11/2033
			6/13/2023	6/12/2033
			7/1/2023	6/30/2033
			7/13/2023	7/12/2033
			8/11/2023	8/10/2033
			9/8/2023	9/7/2033
			9/13/2023	9/12/2033
			10/13/2023	10/12/2033
			11/13/2023	11/12/2033
			12/13/2023	12/12/2033
			1/12/2024	1/11/2034
			2/7/2024	2/6/2034
			3/13/2024	3/12/2034
			4/12/2024	4/11/2034
			5/13/2024	5/12/2034
			6/13/2024	6/12/2034
			7/12/2024	7/11/2034
			8/13/2024	8/12/2034
			9/13/2024	9/12/2034
			10/12/2024	10/11/2034
			11/13/2024	11/12/2034
			12/13/2024 and	12/12/2034
			1/13/2025	1/12/2035
Nee Chuan Teo	*	†	9/12/2018	9/11/2028
Jian Sun	*	†	9/12/2018	9/11/2028
Jun Luo	*	†	9/12/2018	9/11/2028
All directors and executive officers as a group	4,232,656

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

D.    Employees

The following table sets forth the numbers of our employees categorized by function as of December 31, 2024.

	As of December 31, 2024
	Number	% of Total
Functions:
Wholesale pharmacy business	503	40.6%
Retail pharmacy business	134	10.8%
Supply chain	120	9.7%
Procurement	245	19.8%
Research and development and IT	144	11.6%
General and administrative	92	7.5%
Total	1,238	100.0

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

E.   Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2025 by:

●	each of our current directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our shares.

The calculations in the table below are based on 173,348,718 ordinary shares outstanding as of March 31, 2025, comprising of (i) 101,348,718 Class A ordinary shares, and (ii) 72,000,000 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after March 31, 2025, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

			Percentage
			of total
			ordinary	Percentage
	Class A	Class B	shares on an	of aggregate
	Ordinary	Ordinary	as-converted	voting
	Shares	Shares	basis	power†
Directors and Executive Officers:*
Gang Yu(1)	**	36,000,000	20.8	45.7
Junling Liu(2)(6)	1,640,816	36,000,000	21.7	45.8
Yang Chen	**	—	**	**
Nee Chuan Teo(3)	**	—	**	**
Jian Sun(4)	**	—	**	**
Jun Luo(5)	**	—	**	**
All directors and executive officers as a group	2,523,314	72,000,000	47.0	92.3

Principal Shareholders:
Sunny Bay Global Limited(6)	—	36,000,000	21.0	45.8
First Pharmacia International(7)	8,690,562	—	5.1	0.7

Notes:

*

Except for Mr. Nee Chuan Teo, Mr. Jian Sun and Mr. Jun Luo, the business address of our directors and executive officers is 3-4/F, No. 295 ZuChongZhi Road, Pudong New Area, Shanghai, the People’s Republic of China.

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

(1)	Represents (i) 58,424 Class A shares held by Dr. Gang Yu, (ii) 36,000,000 Class B ordinary shares held by Dr. Gang Yu, and (iii) 9,535 Class A ordinary shares that Dr. Gang Yu has the right to obtain within 60 days following March 31, 2024, upon the conversion of 9,535 vested RSUs as of March 31, 2024, at a ratio of one Class A ordinary share for each RSU.
(2)	Represents (i) 1,131,134 Class A ordinary shares held by Mr. Junling Liu, (ii) 36,000,000 Class B ordinary shares held by Sunny Bay Global Limited, a company incorporated in the British Virgin Islands. Sunny Bay Global Limited is wholly owned by Mr. Liu, and (iii) 9,535 Class A ordinary shares that Mr. Junling Liu has the right to obtain within 60 days following March 31, 2024, upon the conversion of 9,535 RSUs as of March 31, 2024, at a ratio of one Class A ordinary share for each RSU.
(3)	The business address of Mr. Nee Chuan Teo is 2201, Block 31, 388 Furongjiang Road, Shanghai, China.
(4)	The business address of Mr. Jian Sun is 124 Caobao Road, Xuhui District, Shanghai, China.
(5)	The business address of Mr. Jun Luo is Floor 3, 6B Tower, Huan Ya Technology Building, Lane 1228, Jiang Chang Road, Jing’an District, Shanghai, China.
(6)	Represents 36,000,000 Class B ordinary shares held by Sunny Bay Global Limited, a company incorporated in the British Virgin Islands. Sunny Bay Global Limited is wholly owned by Mr. Junling Liu. The registered office address of Sunny Bay Global Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(7)	Represents 8,690,562 Class A ordinary shares represented by ADSs directly held by First Pharmacia International, a Cayman Islands exempted company. First Pharmacia International is the wholly-owned subsidiary of BVCF Realization Fund, L.P. BVCF Realization Fund GP, Ltd is the general partner of BVCF Realization Fund, L.P. and may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by First Pharmacia International. The registered office address of First Pharmacia International is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman, KY1-9008, Cayman Islands. The information contained in this paragraph is based on the Schedule 13D/A filed by First Pharmacia International and certain other filers named therein on February 27, 2024.

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

To our knowledge, as of March 31, 2025, a total of 137,348,712 ordinary shares, representing approximately 79.23% of our total outstanding ordinary shares, were held by two record shareholders in the United States, including The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Employment Agreements and Indemnification Agreements

See “ Item 6—Directors, Senior Management and Employees—C. Board Practices.”

Share Incentive Plans

See “ Item 6. Directors, Senior Management and Employees—B. Compensation.”

C.   Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.   Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business, such as employment disputes, contract disputes and intellectual property claims. For example, we are involved in legal arbitration with one of the investors in the 1 Pharmacy Technology, regarding the redemption of its noncontrolling interest in 1 Pharmacy Technology. As of the date of this annual report, the arbitration award has been issued, and we are still in discussions with the investor regarding the matter. The amount in dispute is approximately RMB38.7 million. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

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

Item 9. The Offer and Listing

A.   Offer and Listing Details

Our ADSs have been listed on The Nasdaq Global Market under the symbol “YI” since September 12, 2018.

On January 8, 2025, we announced a change in ADS to Class A ordinary share ratio from each ADS representing two Class A ordinary shares to each ADS representing 20 Class A ordinary shares (the “ADS Ratio Change”). The ADS Ratio Change became effective on January 24, 2025.

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

Based on the composition of our income and assets and the estimated value of our assets, including goodwill, which is based on the price of our ADSs, we believe that we were not a PFIC for our taxable year ended on December 31, 2024. However, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in large part, by reference to the market price of the ADSs, which has been and may continue to be volatile). Therefore, the risk of us being or becoming a PFIC will increase if during any taxable year our ADS price declines significantly.

In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. We also hold a substantial amount of cash. Accordingly, there can be no assurance that we will not be a PFIC for our 2025 or any future taxable year.

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

Alternatively, if we were a PFIC and if the ADSs were “regularly traded” on a “qualified exchange,” a U.S. Holder of ADSs could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The ADSs would be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs were traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq, where the ADSs are listed, is a qualified exchange for this purpose. If a U.S. Holder made the mark-to-market election, the U.S. Holder generally would recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and would recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder made the election, the U.S. Holder’s tax basis in the ADSs would be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year in which we were a PFIC would be treated as ordinary income and any loss would be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder made the mark-to-market election, distributions paid on ADSs would be treated as discussed under “—Taxation of Distributions” above (but subject to the discussion in the immediately subsequent paragraph). U.S. Holders will not be able to make a mark-to-market election with respect to our ordinary shares or Lower-tier PFICs, if any. U.S. Holders should consult their tax advisers regarding the availability and advisability of a mark-to-market election if we were a PFIC for any taxable year.

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

If we were a PFIC for any taxable year during which a U.S. Holder owned any ADSs or ordinary shares, the U.S. Holder would generally be required to file annual reports with the IRS. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ADSs or ordinary shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

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

As of December 31, 2024, we had Renminbi-denominated cash and cash equivalents of RMB430.3 million (US$58.9 million). A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2024 would result in a decrease of US$5.4 million in cash and cash equivalents. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2024 would result in an increase of US$6.5 million in cash and cash equivalents.

Item 12. Description of Securities Other Than Equity Securities

A.   Debt Securities

Not applicable.

B.   Warrants and Rights

Not applicable.

C.   Other Securities

Not applicable.

D.   American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

The Bank of New York Mellon, as depositary, will register and deliver American Depositary shares, also referred to as ADSs. Each ADS will represent twenty ordinary shares (or a right to receive twenty ordinary shares) deposited with The Hong Kong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered is located at 240 Greenwich Street, New York, New York 10286.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In 2024, we did not receive any payments incurred in connection with our investor relations and ADR program-related activities from the depositary.

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

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm because as a non-accelerated filer, we are exempt from this requirement.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP (PCAOB ID No. 1113), and Grant Thornton Zhitong Certified Public Accountants LLP (PCAOB ID No. 1487), the independent registered public accounting firms that prepared the financial statements included in this annual report, for the periods indicated.

	For the year ended December 31,
	2022		2023		2024

	(in thousands)
Audit fees and audit-related fees(1)	US$	1,223	US$	946	US$	534
(1)	“Audit fees and audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firms for the audit or review of our annual or quarterly financial statements, audit-related fees include service relating to the audit of the financial statements of 1 Pharmacy Technology in connection with its proposed initial public offering from 2022 to 2023.

On July 19, 2024, we engaged Grant Thornton Zhitong Certified Public Accountants LLP as the Company’s independent registered public accounting firm and dismissed Deloitte Touche Tohmatsu Certified Public Accountants LLP. See also “Item 16.F. Change in Registrant’s Certifying Accountant.”

The policy of our audit committee or our board of directors is to pre-approve all audit and non-audit services provided by our independent registered public accounting firms, including audit services, tax services and other services as described above.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On September 7, 2021, our board of directors authorized a share repurchase program, under which we may purchase up to US$10 million of our Class A ordinary shares in the form of ADSs over the next 12 months from September 7, 2021. The US$10 million share repurchase program was publicly announced on September 7, 2021. We did not purchase our Class A ordinary shares under such share repurchase program for the year ended December 31, 2024 and such share repurchase program expired in September 2022.

Item 16F. Change in Registrant’s Certifying Accountant

On July 19, 2024, we engaged Grant Thornton Zhitong Certified Public Accountants LLP (“Grant Thornton”) as our independent registered public accounting firm for the year ended December 31, 2024, and dismissed Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”). The change in our independent registered public accounting firm has been duly approved by our board of directors and audit committee. The change of our independent registered public accounting firm was not made due to any disagreements with Deloitte.

The audit reports of Deloitte on our consolidated financial statements as of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023, and on our internal control over financial reporting as of December 31, 2023 and 2022 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 31, 2022 and 2023, and in the subsequent interim period preceding the expiry of Deloitte’s engagement as our independent registered public accounting firm, there has been no disagreement (as defined in Item 16F(a)(1)(iv) of the instruction to Form 20-F and the related instructions thereto) with us on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused them to make reference to the subject matter of the disagreements in their reports on our consolidated financial statements for such fiscal years, and no “reportable events” occurred (as set forth in Item 16F(a)(1)(v) of the instruction to Form 20-F).

The text above is substantially the same as that which was included in our report on Form 6-K furnished to the SEC on July 19, 2024, which was provided to Deloitte and on which we requested and received from Deloitte a letter addressed to the SEC stating whether or not Deloitte agrees with the statements therein. A copy of Deloitte’s letter, dated July 19, 2024, is hereby incorporated by reference as Exhibit 15.4 to this annual report on Form 20-F.

During each of the fiscal years ended December 31, 2022 and 2023 and the subsequent interim period through July 19, 2024, neither we nor anyone on behalf of us has consulted with Grant Thornton regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Grant Thornton concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of the instructions to Form 20-F and the related instructions therein) or a reportable event (as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F).

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

Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided letters to the Nasdaq Stock Market certifying that under Cayman Islands law, i) we are not required to have a majority of our board of directors comprised of independent directors, ii) we are not required to have a compensation committee of at least two members, each of whom must be an independent director, iii) we are not required to have a nominations committee comprised solely of independent directors, and iv) we are not required to hold annual shareholders meetings every year. We followed and intend to continue to follow our home country practice in lieu of the requirements to (i) have our board of directors comprised of a majority of independent directors under Nasdaq Rule 5605(a)(2); (ii) have a compensation committee of at least two members, each of whom must be an independent director under Nasdaq Rule 5605(d)(2), (iii) have a nominations committee comprised solely of independent directors under Nasdaq Rule 5605(e)(1), and (iv) hold an annual meeting of shareholders no later than one year after the end of a fiscal year under Nasdaq Rule 5620(a).

Other than the home country practices described above, we are not aware of any significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Stock Market Rules.

Item 16H Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees, which policies and procedures are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. We have filed our insider trading policies, as amended, as Exhibit 11.2 to this annual report on Form 20-F.

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

In 2024, we did not identify any cybersecurity threats or incidents that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats or incidents or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Risk Factors – Risks Related to Doing Business in China” in this annual report.

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

Our CTO receives reports from our cybersecurity and incident response team and monitors the prevention, detection, mitigation, and remediation of cybersecurity risks. Management, including the CTO, shall update the Board of Directors on the Company’s cybersecurity programs, material cybersecurity risks (including risks identified by third party cybersecurity assessments or arising from other developments in the cybersecurity threat landscape) and mitigation and remediation strategies.

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

Exhibit Number	Description of Document

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

11.2*	Statement of Policies Governing Material Non - Public Information and the Prevention of Insider Trading

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Grant Thornton Zhitong Certified Public Accountants LLP

15.3*	Consent of Commerce & Finance Law Offices

15.4*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.5

Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP to the Securities and Exchange Commission, dated July 19, 2024 (incorporated by reference to Exhibit 16.1 to our Form 6 - K (File No. 001 - 38639), filed with the SEC on July 19, 2024)

97	Clawback Policy (incorporated by reference to Exhibit 97 to our Form 20 - F (File No. 001 - 38639) filed with the SEC on May 14, 2024)

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*     Filed herewith

**   Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

111, Inc.

	By:	/s/ Junling Liu
	Name:	Junling Liu
	Title:	Chief Executive Officer and Co-Chairman of the Board

Date: April 29, 2025

111, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

111, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of 111, Inc. and subsidiaries (the “Company”) as of December 31, 2024, the related consolidated statements of comprehensive loss, changes in shareholders’ equity (deficit), and cash flows for the year then ended, and the related notes and the financial statement schedule (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Convenience Translation

Our audit also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(aj). Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition

As described in Note 2(m) and Note 13, the Company generated substantially all of its revenue from sales of medicines, healthcare products and other wellness merchandise through its online platforms in the year ended December 31, 2024, of which product revenues from the B2B segment (“B2B product sales”) were RMB14,033 million, or 97.5% of total revenues. The Company recognizes revenues from B2B product sales at the point in time when the delivery was completed and uses systems to process and record its revenue transactions.

The principal considerations for our determination that occurrence of product revenue is a critical audit matter are the inherent risk around the occurrence of revenue given the significance of B2B product sales and large volume processed by the systems. Our audit procedures related to B2B product revenue recognition included the following, among others:

●	We tested the design and implementation of the controls over product revenue recognition.
●	We performed tests on product revenue transaction data to ensure consistency between operation system and the accounting system, to evaluate data accuracy and completeness.
●	We analyzed product revenue transaction data by comparing data in different periods and identifying transactions with characteristics of audit interest for further testing to evaluate the reasonableness of the transactions.
●	We tested revenue recognition through performing test of details on selected orders by tracing the selected samples to supporting documentation such as cash collection and logistic delivery information to verify whether the revenue was properly recorded.

/s/ Grant Thornton Zhitong Certified Public Accountants LLP

We have served as the Company’s auditor since 2024.

Shanghai, The People’s Republic of China

April 29, 2025

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO SHAREHOLDERS AND THE BOARD OF DIRECTORS OF 111, INC.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of 111, Inc. and its subsidiaries (the “Company”) as of December 31, 2023, the related consolidated statements of comprehensive loss, changes in shareholders’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2023 and the related notes and the financial statement schedule (collectively referred to as the “financial statements”) (before the effects of the retrospective adjustments related to basis of presentation and segment reporting discussed in Note 2(a) and 2(ad) to the financial statements, the “retrospective adjustments”). The previously issued financial statements, before the effects of the retrospective adjustments, are not presented herein. In our opinion, the financial statements, before the effects of the retrospective adjustments, present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review or apply any procedures to the retrospective adjustments, and accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the financial statements, the Company has accumulated deficit due to recurring losses from operations, additionally, the Company has not yet completed its qualified initial public offerings (“IPOs”) and if not completed as planned, it would result in the potential cash redemption of the redeemable non-controlling interest, that raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(a). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

May 14, 2024

We have served as the Company’s auditor since 2018. In 2024, we became the predecessor auditor.

111, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

		As of December 31,
		2023	2024	2024
				US$
	Notes	RMB	RMB	(Note 2 (aj))
ASSETS
Current assets:
Cash and cash equivalents		603,523	462,289	63,333
Restricted cash		20,025	56,043	7,678
Short-term investments measured at fair value	3	50,143	—	—
Accounts receivable, net of allowance of credit loss of RMB4,282 and RMB3,223 as of December 31, 2023 and 2024, respectively		536,823	413,101	56,595
Notes receivable	4	77,598	78,827	10,799
Inventories	5	1,419,396	1,387,403	190,073
Prepayments and other current assets	6	225,823	251,994	34,523
Total current assets		2,933,331	2,649,657	363,001
Property and equipment, net		34,340	32,903	4,508
Intangible assets, net		2,256	1,437	197
Long-term investments		2,000	—	—
Operating lease right-of-use assets	7	103,799	89,071	12,203
Other non-current assets		13,310	14,682	2,011
Total assets		3,089,036	2,787,750	381,920

LIABILITIES AND EQUITY
Short-term borrowings	8	338,075	160,981	22,054
Accounts payable		1,588,693	1,721,425	235,834
Accrued expenses and other current liabilities	9	818,295	460,173	63,043
Total current liabilities		2,745,063	2,342,579	320,931
Long-term operating lease liabilities	7	62,624	55,448	7,596
Other non-current liabilities		5,245	8,961	1,228
Total liabilities		2,812,932	2,406,988	329,755
Commitments and contingencies	19

MEZZANINE EQUITY
Redeemable non-controlling interests	10	870,825	1,038,914	142,331

SHAREHOLDERS’ DEFICIT
Ordinary shares Class A ($0.00005 par value per share; 800,000,000 shares authorized; 101,588,106 issued; 99,044,214and 100,877,660 outstanding as of December 31, 2023 and 2024, respectively)	12	32	33	5
Ordinary shares Class B ($0.00005 par value per share; 72,000,000 shares authorized, 72,000,000 shares issued and outstanding as of December 31, 2023 and 2024)	12	25	25	3
Treasury shares (333,000 shares as of December 31, 2023 and 2024)		(5,887)	(5,887)	(807)
Additional paid-in capital		3,169,114	3,172,820	434,675
Accumulated deficit		(3,819,249)	(3,883,992)	(532,105)
Accumulated other comprehensive income		72,514	74,357	10,187
Total 111, Inc.’ deficit		(583,451)	(642,644)	(88,042)
Non-controlling interests	11	(11,270)	(15,508)	(2,124)
Total deficit		(594,721)	(658,152)	(90,166)
Total liabilities, mezzanine equity and equity		3,089,036	2,787,750	381,920

The accompanying notes are an integral part of these financial statements.

111, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands, except for share and per share data)

		Years Ended December 31,
		2022	2023	2024	2024
	Notes	RMB	RMB	RMB	US$
					(Note 2 (aj))
Net revenues	13	13,516,698	14,948,129	14,401,249	1,972,963
Operating costs and expenses:
Cost of products sold		(12,676,722)	(14,099,151)	(13,572,020)	(1,859,359)
Fulfillment expenses		(401,414)	(400,538)	(381,035)	(52,202)
Selling and marketing expenses		(457,880)	(448,387)	(313,897)	(43,004)
General and administrative expenses		(205,623)	(224,202)	(70,907)	(9,714)
Technology expenses		(139,504)	(124,341)	(69,635)	(9,540)
Other operating income (expenses), net		(6,556)	(1,607)	8,359	1,145
Total operating costs and expenses		(13,887,699)	(15,298,226)	(14,399,135)	(1,972,674)
(Loss) Income from operations		(371,001)	(350,097)	2,114	289
Interest income		8,118	8,834	7,041	965
Interest expense		(13,443)	(20,141)	(28,331)	(3,881)
Foreign exchange gain (loss)		(7,875)	610	(909)	(125)
Other income (loss), net		8,132	7,612	(595)	(82)
Loss before income taxes		(376,069)	(353,182)	(20,680)	(2,834)
Income tax expense	16	—	(251)	(96)	(13)
Net loss		(376,069)	(353,433)	(20,776)	(2,847)
Net loss attributable to non-controlling interest		15,281	16,829	8,398	1,151
Net loss attributable to redeemable non-controlling interest	10	32,329	30,852	1,992	273
Adjustment attributable to redeemable non-controlling interest	10	(88,419)	(86,941)	(54,357)	(7,447)
Net loss attributable to ordinary shareholders		(416,878)	(392,693)	(64,743)	(8,870)

Other comprehensive income (loss), net of tax of nil
Unrealized gains of available-for-sale securities		4,810	4,343	1,074	147
Realized gains of available-for-sale securities		(4,464)	(4,166)	(1,217)	(167)
Foreign currency translation adjustments		15,869	(3,249)	1,986	273
Comprehensive loss		(400,663)	(395,765)	(62,900)	(8,617)

Loss per share:
Basic and diluted	15	(2.50)	(2.33)	(0.38)	(0.05)

Weighted average number of shares used in computation of loss per share:
Basic and diluted	15	166,634,121	168,609,128	171,835,632	171,835,632

The accompanying notes are an integral part of these financial statements.

111, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands, except for share data)

	Ordinary Shares		Ordinary Shares						Accumulated
	Class A		Class B				Additional		Other	Non-	Total
	Outstanding		Outstanding		Treasury Shares		Paid-in	Accumulated	Comprehensive	controlling	Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Income (Loss)	Interests	(Deficit)
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2022	94,148,486	31	72,000,000	25	2,330,620	(40,859)	2,817,789	(3,009,678)	59,371	21,176	(152,145)
Share-based compensation	—	—	—	—	—	—	162,069	—	—	—	162,069
Issuance of ordinary shares upon the exercise of stock options and vesting of restricted share units	886,138	—	—	—	—	—	274	—	—	—	274
Former VIE reorganization	—	—	—	—	—	—	(2,958)	—	—	—	(2,958)
Net loss	—	—	—	—	—	—	—	(360,788)	—	(15,281)	(376,069)
Net loss attributable to redeemable non-controlling interest	—	—	—	—	—	—	—	32,329	—	—	32,329
Adjustment attributable to redeemable non-controlling interest	—	—	—	—	—	—	—	(88,419)	—	—	(88,419)
Unrealized gains of available-for-sale securities, net of tax	—	—	—	—	—	—	—	—	4,810	—	4,810
Reclassification of realized gains, net of tax	—	—	—	—	—	—	—	—	(4,464)	—	(4,464)
Foreign currency translation, net of tax	—	—	—	—	—	—	—	—	15,869	—	15,869
Balance at December 31, 2022	95,034,624	31	72,000,000	25	2,330,620	(40,859)	2,977,174	(3,426,556)	75,586	5,895	(408,704)
Share-based compensation	—	—	—	—	—	—	226,690	—	—	—	226,690
Issuance of ordinary shares upon the exercise of stock options and vesting of restricted share units	2,011,970	1	—	—	—	—	222	—	—	—	223
Vest of restricted stock and stock option in Treasury Shares	1,997,620	—	—	—	(1,997,620)	34,972	(34,972)	—	—	—	—
Net loss	—	—	—	—	—	—	—	(336,604)	—	(17,165)	(353,769)
Net loss attributable to redeemable non-controlling interest	—	—	—	—	—	—	—	30,852	—	—	30,852
Adjustment attributable to redeemable non-controlling interest	—	—	—	—	—	—	—	(86,941)	—	—	(86,941)
Unrealized gains of available-for-sale securities, net of tax	—	—	—	—	—	—	—	—	4,343	—	4,343
Reclassification of realized gains, net of tax	—	—	—	—	—	—	—	—	(4,166)	—	(4,166)
Foreign currency translation, net of tax	—	—	—	—	—	—	—	—	(3,249)	—	(3,249)
Balance at December 31, 2023	99,044,214	32	72,000,000	25	333,000	(5,887)	3,169,114	(3,819,249)	72,514	(11,270)	(594,721)
Share-based compensation	—	—	—	—	—	—	20,149	—	—	—	20,149
Issuance of ordinary shares upon the exercise of stock options and vesting of restricted share units	1,833,446	1	—	—	—	—	13	—	—	—	14
Capital repurchase from non-controlling interest holders (Note 11)	—	—	—	—	—	—	(16,456)	—	—	2,935	(13,521)
Capital contribution from non-controlling interest holders	—	—	—	—	—	—	—	—	—	1,225	1,225
Net loss	—	—	—	—	—	—	—	(12,378)	—	(8,398)	(20,776)
Net loss attributable to redeemable non-controlling interest	—	—	—	—	—	—	—	1,992	—	—	1,992
Adjustment attributable to redeemable non-controlling interest	—	—	—	—	—	—	—	(54,357)	—	—	(54,357)
Unrealized gains of available-for-sale securities, net of tax	—	—	—	—	—	—	—	—	1,074	—	1,074
Reclassification of realized gains, net of tax	—	—	—	—	—	—	—	—	(1,217)	—	(1,217)
Foreign currency translation, net of tax	—	—	—	—	—	—	—	—	1,986	—	1,986
Balance at December 31, 2024	100,877,660	33	72,000,000	25	333,000	(5,887)	3,172,820	(3,883,992)	74,357	(15,508)	(658,152)

The accompanying notes are an integral part of these financial statements.

111, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Years Ended December 31,
	2022	2023	2024	2024
				US$
	RMB	RMB	RMB	(Note 2 (aj))
Operating activities:
Net loss	(376,069)	(353,433)	(20,776)	(2,847)
Adjustments to reconcile net income to net cash used in operating activities:
Share-based compensation	162,069	226,691	20,149	2,760
Depreciation and amortization	40,819	21,780	16,967	2,324
Loss on disposal of property and equipment	1,372	992	31	4
Loss on disposal of intangible assets	18	—	—	—
Inventory write-down	28,498	19,910	3,887	533
Credit loss	2,694	1,950	519	71
Investment (income) loss, net	(4,214)	(4,025)	170	23
Noncash lease expense	69,322	62,610	48,497	6,644
Exchange loss	7,875	610	910	125
Changes in operating assets and liabilities:
Accounts receivable	(86,977)	(49,898)	123,203	16,879
Notes receivable	47,402	(34,266)	(1,230)	(169)
Inventories	(406,291)	59,594	28,107	3,851
Prepayments and other current assets	(39,491)	57,165	(26,214)	(3,591)
Other non-current assets	1,738	7,038	(1,372)	(188)
Accounts payable	417,497	(176,735)	132,734	18,184
Accrued expenses and other current liabilities	177,644	(229,975)	(32,199)	(4,410)
Operating lease liabilities	(65,521)	(62,497)	(34,082)	(4,669)
Other non-current liabilities	(1,537)	5,245	3,715	509
Net cash (used in) provided by operating activities	(23,152)	(447,244)	263,016	36,033
Investing activities:
Purchases of property and equipment	(31,574)	(9,822)	(15,199)	(2,082)
Purchases of intangible assets	(114)	(3)	—	—
Purchase of long-term investments	—	—	—	—
Payment of former VIE reorganization	(2,958)	—	—	—
Proceeds from sale of long-term investments	750	—	900	123
Purchase of short-term investments	(1,268,925)	(914,326)	(460,000)	(63,020)
Proceeds from sale or maturity of short-term investments	1,254,463	1,074,246	511,217	70,036
Proceeds from disposal of property and equipment	1,185	1,648	458	63
Net cash (used in) provided by investing activities	(47,173)	151,743	37,376	5,120

Financing activities:
Net proceeds from issuance of ordinary shares upon the exercise of stock options	274	223	14	2
Contribution from redeemable non-controlling interest holders	—	—	1,225	168
Payment for share repurchase from non-controlling interest holders	—	—	(13,521)	(1,852)
Repayment of redemption rights from redeemable non-controlling interest holders	—	—	(87,502)	(11,988)
Proceeds from short-term bank borrowings	788,153	919,635	438,864	60,124
Repayment of short-term bank borrowings	(868,821)	(750,127)	(615,958)	(84,386)
Proceeds from other financing activities	646,399	1,451,352	710,954	97,400
Repayment for other financing activities	(543,270)	(1,415,105)	(840,312)	(115,122)
Net cash provided by (used in) financing activities	22,735	205,978	(406,236)	(55,654)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	3,709	(3,720)	628	86
Net decrease in cash and cash equivalents, and restricted cash	(43,881)	(93,243)	(105,216)	(14,415)
Cash and cash equivalents, and restricted cash at the beginning of the year	760,672	716,791	623,548	85,426
Cash and cash equivalents, and restricted cash at the end of the year	716,791	623,548	518,332	71,011
Supplemental disclosure of cash flow information:
Interest paid	9,549	10,423	6,157	844
Income tax paid	—	251	96	13
Supplemental disclosures of non-cash investing and financing activities:
Change in fair value of available-for-sale investments	4,810	4,343	1,074	147
Purchases of property and equipment included in payables	570	—	—	—
Adjustment attributable to redeemable non-controlling interest	(88,419)	(86,941)	(54,357)	(7,447)

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows:

	As of December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				(Note 2 (aj))
Cash and cash equivalents	673,669	603,523	462,289	63,333
Restricted cash	43,122	20,025	56,043	7,678
Cash and cash equivalents, and restricted cash	716,791	623,548	518,332	71,011

The accompanying notes are an integral part of these financial statements.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

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

As of December 31, 2024, the Group operates its business mainly through the following subsidiaries:

Name of subsidiaries	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of shareholdings	Principal activities
Yao Wang Corporation Limited (“Yao Wang “)	June 4, 2013	Hong Kong	100.0000%	Investment holding
1 Pharmacy Technology	August 12, 2013	Shanghai	89.0408%	Research and development, and consulting
Yihao Pharmacy	March 7, 2003	Guangdong	89.0408%	Warehousing, logistics and procurement
Guangdong Yihao Pharmaceutical Chain Co., Ltd. (“Yihao Pharmaceutical Chain”)	November 1, 2001	Guangdong	89.0408%	Retail
Wuhan Central China Drug Trading Co., Ltd. (“Wuhan Huazhong”)	August 5, 2015	Wuhan	62.3286%	Software development and information technology support
Chongqing Yihao Pharmacy Co., Ltd.(“Chongqing Yihao Pharmacy”)	May 18, 2018	Chongqing	89.0408%	Warehousing, logistics and procurement
Tianjin Yihao Pharmacy Co., Ltd. (“Tianjin Yihao Pharmacy”)	June 20, 2018	Tianjin	89.0408%	Warehousing, logistics and procurement
Kunshan Yifang Pharmacy Co., Ltd. (“Kunshan Yifang Pharmacy”)	July 30, 2018	Kunshan	89.0408%	Warehousing, logistics and procurement
Hubei Yihao Pharmacy Co., Ltd (“Hubei Yihao Pharmacy”)	Aug 31, 2019	Wuhuan	89.0408%	Warehousing, logistics and procurement
Shanxi Yaofang Pharmacy Co., Ltd (“Shanxi Yaofang Pharmacy”)	Oct 15, 2020	Shanxi	89.0408%	Warehousing, logistics and procurement
Liaoning Yaofang Pharmacy Co., Ltd (“Liaoning Yaofang Pharmacy”)	Nov 6, 2020	Liaoning	89.0408%	Warehousing, logistics and procurement

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

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

For the years ended December 31, 2022, 2023 and 2024, the Group incurred net losses of RMB376,069, RMB353,433 and RMB20,776, respectively. For the years ended December 31, 2022, 2023, the Group generated negative cash flows from operating activities amounting to RMB23,152 and RMB447,244, respectively. In contrast, the Group generated positive operating cash flows of RMB263,016 for the year ended December 31, 2024. As of December 31, 2024, the Group had working capital of RMB307,078, shareholders’ deficit of RMB642,644, and cash and cash equivalents, and restricted cash balance of RMB518,332. As of December 31, 2024, the Group also had outstanding borrowings of RMB160,981 due in the next 12 months, and other current liabilities of RMB2,181,598, including accounts payable and accrued expenses and other current liabilities.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(a)   Basis of presentation (Continued)

Furthermore, under the equity financing agreement signed in 2020 (Note 10) between 1 Pharmacy Technology and its investors, if 1 Pharmacy Technology cannot complete qualified initial public offerings (“IPOs”) before June 30, 2023, the investors have the rights to request Yao Wang to redeem all or part of their equity at the price of the investment cost plus annual interest rate of 6%. As of December 31, 2024, redeemable non-controlling interests amounting to RMB39,142 have been classified as accrued expense and other current liabilities; RMB1,038,914 remained as redeemable non-controlling interests where significant majority of the investors signed the share repurchase agreements with the Company in 2024 and 2025, to agree not to exercise their redemption rights within certain agreed period of times. These conditions may raise substantial doubt about the Group’s ability to continue as a going concern within one year after the date that the financial statements are issued. The financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the Group not continue as a going concern.

Management’s plan to improve the Company’s liquidity and successfully mitigate the substantial doubt by implemented the following plans and actions:

●	The Group has been actively communicating with redeemable non-controlling interest holders to reschedule the repayments or restructure the redemption obligations. As of the date of issuance of the financial statements, certain of these holders with carrying amount of RMB631,698 at December 31, 2024 have signed the share repurchase agreements to facilitate the repayments where the second instalment will be 20% of the principal due on September 30, 2025 if the holders exercise their redemption rights subject to 90-day advance notice, and the rest 70% principal as well as all accumulated interests will be due on September 30, 2026 if the holders exercise their redemption rights subject to 90-day advance notice. Certain of these holders with carrying amount of RMB286,314 as of December 31, 2024 have signed the share repurchase agreements and commitments to rearrange their redemption schedules where 20% of the principal will be due no later than September 30, 2025 and the remaining 70% principal as well as all accumulated interests will be due on September 30, 2026 if the holders exercise their redemption rights. Certain of these holders with carrying amount of RMB24,833 as of December 31, 2024 have signed the share repurchase agreements to facilitate the repayments where the first instalment is 30% of the principal due on September 30, 2025 if the holders exercise their redemption rights, and the remaining 70% principal as well as all accumulated interests will be due on September 30, 2026 if the holders exercise their redemption rights. Certain of these holders with carrying amount of RMB85,594 as of December 31, 2024 have signed the share repurchase agreements to facilitate the repayments where the second instalment will be 20% of the principal due on September 30, 2025 if the holders exercise their redemption rights subject to 90-day advance notice and the rest 71.92% principal as well as all accumulated interests will be due on September 30, 2026 subject to 90-day advance notice. Pursuant to the share repurchase agreements, in the event that 1 Pharmacy Technology proceeds with an IPO, the unredeemed portions will be entitled to a proportionate share of the listing proceeds in accordance with their equity interests. The Group has been actively evaluating strategic capital restructuring initiatives, including potential mergers and acquisitions opportunities, to enhance its competitive positioning in the market and optimize its capital structure for long-term value creation.
●	Management has consistently secured bank loan facilities to support its daily operations. The Group has entered into a Master Guarantee Facility Agreement with a bank, that provides a committed credit facility up to RMB100,000, which are guaranteed through March 2030. Pursuant to the agreement, there are undrawn balance of RMB 50,000 available for use as of the date of issuance of the financial statements. Additionally, the Group has entered into another credit facility agreement with a bank that provides borrowing up to RMB30,000, which expires in January 2026.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(a)   Basis of presentation (Continued)

●	Management has taken variety of initiatives to improve the Group’s liquidity and financial position, including utilizing the supplier chain financings arrangement, as well as continuing efforts to achieve margin expansion and implement cost reduction program. As a result, the Group generated positive operating cash flows of RMB263,016 for the year ended December 31, 2024.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
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

(c)   Use of estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the period. Areas where management uses subjective judgment include estimating current expected credit losses on accounts receivable balances, inventory net realizable value, and assumptions used in valuation of share-based compensation. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(f)   Short-term investments

Short-term investments include (i) structured deposits from commercial banks with guaranteed principal and variable interest rates indexed to the performance of underlying assets and with maturities of one year or less; (ii) fund products purchased from certain financial institutions with maturities of one year or less. The Group classifies the short-term investments in debt securities as held-to-maturity when it has both the positive intent and ability to hold them until maturity. Short-term investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Short-term investments that do not meet the criteria of held-to-maturity or trading securities are classified as available-for-sale, and are reported at fair value with changes in fair value with the unrealized gains or losses recorded in accumulated other comprehensive income (loss) as a component of shareholders’ equity (deficit). The Group has no intent to hold the debt securities till maturity or may sell the debt securities in response to the changes in economic conditions and classified all short-term investments as available-for-sale debt securities as of December 31, 2023 and 2024.

Credit-related impairment is measured as the difference between the debt security’s amortized cost basis and the present value of expected cash flows and is recognized as an allowance on the balance sheet with a corresponding adjustment to earnings. The allowance should not exceed the amount by which the amortized cost basis exceeds fair value. As of December 31, 2023 and 2024, the fair value of the Group’s available-for-sale debt securities is approximate their amortized cost amounting to RMB50,143 and RMB nil, respectively. The Group did not identify any factors that are indicative of impairment with respect to its available-for-sale debt securities.

(g)   Accounts receivable, net

Accounts receivable mainly consists of amounts due from the Group’s customers, which is recorded net of allowance for credit losses.

The Group accounted for current expected credit losses (“CECL”) model in accordance with ASC topic 326, Financial Instruments – Credit Losses. The Group monitors the estimated credit losses based on historical experience, the age of the accounts receivable balances, credit quality of its customers, economic conditions, and other factors that may affect its ability to collect from customers and the impact of CECL is not material for the years ended December 31, 2022, 2023 and 2024.

Total allowance for
credit losses
Balance at December 31, 2022	3,630
Credit loss expense	1,950
Write-offs	(1,298)

Balance at December 31, 2023	4,282
Credit loss expense	(519)
Write-offs	(540)

Balance at December 31, 2024	3,223

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
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

Expenditures for repairs and maintenance are expensed as incurred. Gain or loss on disposal of property and equipment, if any, is recognized in the consolidated statements of comprehensive loss as the difference between the net sales proceeds and the carrying amount of the underlying asset. Accumulated depreciation was RMB135,644 and RMB79,196 as of December 31, 2023 and 2024, respectively. Depreciation expense was RMB39,081, RMB20,769 and RMB16,152 for the years ended December 31, 2022, 2023 and 2024, respectively. There was no interest cost capitalized during the years ended December 31, 2022, 2023 and 2024.

(j)   Intangible assets

Intangible assets mainly consist of externally purchased software and licenses. Software are amortized over an estimated useful life of ten years on a straight-line basis. Licenses are amortized over the remaining estimated useful life on a straight-line basis. Accumulated amortization was RMB9,643 and RMB10,458 as of December 31, 2023 and 2024, respectively. Amortization expense was RMB1,738, RMB1,011 and RMB815 for the years ended December 31, 2022, 2023 and 2024, respectively.

(k)   Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. For the years ended December 31, 2022, 2023 and 2024, there was no impairment recognized for the Group’s long-lived assets.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(l)   Long-term investments (Continued)

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

The Group’s revenue is reported net of discounts, and value added tax. The primary sources of the Group’s revenues are as follows:

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

Under both B2C Business and B2B Business, revenues from product sales are recognized at the point in time when the delivery is made and when title and risk of loss transfers to the consumers and pharmacy customers. Revenues are measured at the amount of consideration the Group expects to receive in exchange for transferring products to consumers and pharmacy customers (“transaction price”). The Group provides the right of return in circumstances when there is packing or delivery damage or other quality problems identified which is considered to be a form of variable consideration. The Group estimates sales returns based on historical experience and based on such, the amount of sales returns accrual was insignificant as of December 31, 2022, 2023 and 2024.

The Group voluntarily provides discount coupons through its websites during its marketing activities. These coupons are not related to prior purchases, and can only be utilized in conjunction with subsequent purchases on the Group’s platforms. The coupons are recorded as a reduction of revenue at the time of use.

Under both B2B and B2C Businesses the Group utilizes delivery service providers to deliver products to its consumers and pharmacy customers (“shipping activities”), but the delivery service is not considered as a separate obligation as the shipping activities are performed before the consumers and pharmacy customers obtain control of the products. Therefore, shipping activities are not considered a separate promised service to the consumers and pharmacy customers, but rather are activities to fulfill the Group’s promise to transfer the products and are recorded as fulfillment expenses.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(m)   Revenue recognition (Continued)

Product revenues (Continued)

Product revenues are recorded net of value added tax (“VAT”) ranging from 0% to 13% for different kinds of products based on the sales amount. The Group records revenues on a gross basis because the Group controls the products before they are transferred to the consumers and pharmacy customers determined on the basis that: (1) the Group is primarily responsible for fulfilling its promise to deliver the specified products to consumers and pharmacy customers; (2) the Group has inventory risk before the specified products are transferred to a consumers and pharmacy customers or after transfer of control to the consumers and pharmacy customers, and (3) the Group has discretion in establishing the price for the specified products.

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

Advertising expenses are charged to the statements of comprehensive loss in the period incurred. The amounts of advertising expenses incurred were RMB35,647, RMB35,684 and RMB52,213 for the years ended December 31, 2022, 2023 and 2024, respectively.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
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

(s)   Government grants

Government grants represent rewards provided by the relevant PRC government authorities to the Group for tax refunds and support for investment in certain local districts, which are typically granted based on the amount of investments the Group made as well as income generated by the Group in such districts. Such subsidies allow the Group full discretion to utilize the funds and are used by the Group for general corporate purposes. Normally, the Group does not receive written confirmation from local governments indicating the approval of the cash subsidy before cash is received, and therefore cash subsidies are recognized when received or when all the conditions for their receipts have been satisfied. Government grants recognized were RMB13,190, RMB7,463 and RMB7,587 for the years ended December 31, 2022, 2023 and 2024, respectively, which were recorded in other operating income (expenses), net.

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

The Group applies the provisions of ASC Topic 740, Income Taxes (“ASC 740”), in accounting for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group has elected to, as a policy, classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive loss. The Group does not have any unrecognized tax benefits for the years ended December 31, 2022, 2023 and 2024.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
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

Concentration of customers

There were no customers individually representing 10% or more of revenues for the years ended December 31, 2022, 2023 and 2024.

There were no customers accounted for 10% or more of balances of accounts receivable as of December 31, 2023 and 2024.

(y)   Foreign currency risk

Renminbi (“RMB”) is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregated amounts of RMB564,317 and RMB430,274, which were denominated in RMB, as of December 31, 2023 and 2024, respectively.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
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

The estimated fair value of the Group’s financial instruments of which the inputs used to value are classified as Level 2 and are not reported at fair value, including cash and cash equivalents, restricted cash, short - term investment, accounts receivable, other current assets, accounts payable, short-term borrowings, other current liabilities, approximates their carrying value due to their short-term nature.

As of December 31, 2023 and 2024, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is mainly related to short-term investments, wealth management products amounting to RMB50,143 and RMB nil, respectively.

The fair values of wealth management products are the redemption price provided by the investment bank or fund company that sells such financial products. There are observable and market-based inputs but not quoted prices in active markets for identical assets. If statements are not available, the Group will measure fair value using valuation techniques that use current market-based parameters, such as currency rates. The total gain recognized for change in fair values of short-term investments is RMB4,464, RMB4,166 and RMB1,217 for the years ended December 31, 2022, 2023 and 2024.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
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

(ab) Treasury shares

Treasury shares represent shares repurchased by the Company that are no longer outstanding and are held by the Company. Treasury shares are accounted for under the cost method. The repurchased shares are presented as “treasury shares” on the consolidated balance sheets. Repurchased shares were reserved for the share settlement upon share option exercises or Restricted Stock Unit (“RSU”) vests.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(ad) Segment reporting

In accordance with ASC 280, Segment Reporting, the Group’s chief operating decision maker (the “CODM”) has been identified as the Co-Chairmen and Chief Executive Officer, who review the segment information when making decisions about allocating resources and assessing performance of the Group. The Group classifies its operations into two segments: B2C segment and B2B segment whereby the B2C business represents revenue generated from individual consumers while B2B business represents revenue generated from corporate customers. There are no internal revenue transactions between the reportable segments. The Group does not distinguish expenses (i.e. operating expenses and other expenses) between segments in its internal reporting, and reports expenses by nature as a whole. As a result, the Group does not allocate or disclose certain expense details by segment. Furthermore, the Group’s CODM is not provided with asset information by segment. As such, no asset information by segment is presented. The information of segment reporting is presented consistently for the years ended December 31, 2022, 2023 and 2024. The following tables summarize the Group’s product revenues and segment profit generated by its segments.

	Years Ended December 31,
	2022	2023	2024
B2C segment
Product revenues	408,305	357,975	261,197
Service revenues	33,223	19,388	16,900
Cost of products sold*	(345,065)	(297,979)	(214,403)
Segment profit for B2C Business	96,463	79,384	63,694

B2B segment
Product revenues	12,995,131	14,483,935	14,033,543
Service revenues	80,039	86,831	89,609
Cost of products sold*	(12,331,657)	(13,801,172)	(13,357,617)
Segment profit for B2B Business	743,513	769,594	765,535

Total segment profit	839,976	848,978	829,229
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

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(ad) Segment reporting (Continued)

The following is a reconciliation of the reportable segments’ measures of profit or loss to the Group’s consolidated loss before income taxes:

	Years Ended December 31,
	2022	2023	2024

Total profit for reportable segments	839,976	848,978	829,229
Unallocated amounts:
Fulfillment expenses	(401,414)	(400,538)	(381,035)
Selling and marketing expenses	(457,880)	(448,387)	(313,897)
General and administrative expenses	(205,623)	(224,202)	(70,907)
Technology expenses	(139,504)	(124,341)	(69,635)
Other operating income (expenses), net	(6,556)	(1,607)	8,359
Interest income	8,118	8,834	7,041
Interest expense	(13,443)	(20,141)	(28,331)
Foreign exchange gain (loss)	(7,875)	610	(909)
Other income, net	8,132	7,612	(595)
Loss before income tax	(376,069)	(353,182)	(20,680)

Revenues from different product groups and services are as follows:

	Years Ended December 31,
	2022	2023	2024
Product Revenues	13,403,436	14,841,910	14,294,740
Drugs	12,572,634	13,883,055	13,398,162
Nutritional supplements	554,789	631,122	550,464
Medical supplies and devices	164,916	157,504	144,282
Other products	111,097	170,229	201,832
Service Revenues	113,262	106,219	106,509
MP Service	68,477	70,271	65,536
Other Services	44,785	35,948	40,973
Total	13,516,698	14,948,129	14,401,249

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
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

(ah) Recently issued accounting pronouncements

In November 2024, the FASB issued ASU No. 2024-04: Debt – Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments, which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as induced conversion. The amendments in this ASU are effective for all entities for annual reporting periods beginning after December 15, 2025, and interim periods within those annual reporting periods. The Company’s management is evaluating the impact this guidance will have on its consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU No. 2024-03: Income Statement – Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disclosure of qualitative and quantitative information about certain costs and expenses in the notes to the financial statements on an interim and annual basis. The amendments in this ASU are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company’s management is evaluating the impact this guidance will have on its consolidated financial statements and disclosures.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(ah) Recently issued accounting pronouncements (Continued)

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

(ai) Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU expands public entities’ segment disclosures by requiring disclosure of significant segment expenses that are regularly reviewed by the chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. The Company adopted ASU No. 2023-07 effective for its Annual Report on Form 20F for the year ended December 31, 2024 and subsequent interim periods. Since ASU No. 2023-07 addresses only disclosures, the adoption of ASU No. 2023-07 did not have a significant impact on its consolidated financial statements.

(aj) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss, and consolidated statements of cash flows from RMB into US dollar as of and for the year ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of 7.2993, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US dollar at that rate on December 31, 2024, or at any other rate.

(ak) Structured payment arrangements

Reverse factoring arrangements

In 2021, the Group entered into a structured payment arrangement with a bank (“reverse factoring arrangement”). Under the reverse factoring arrangement, certain suppliers were able to put their receivables from the Group to the bank for early payment.

As a result of the reverse factoring arrangements, the payment terms of the Group’s original accounts payables were substantially modified and considered extinguished as the nature of the original liability has changed from accounts payables to loan borrowings from the bank. The agreement does not require that the entity provide assets pledged as security for the reverse factoring arrangement. The proceeds from the bank used to settle the payables and subsequent repayments to the bank are considered financing activities and reported as “Proceeds from other financing activities” and “Repayment for other financing activities” on the consolidated statements of cash flows, respectively. The interest expense charged from the bank at annual rate of 4.35%, is recorded in interest expense in the consolidated statements of comprehensive loss. As of December 31, 2023 and 2024, the outstanding confirmed amount from the reverse factoring arrangements were RMB98,109 and RMB nil respectively, which is repayable within one year and are included in “Accrued expenses and other current liabilities” on the consolidated balance sheets. The Group does not intend to renew the reverse factoring arrangement upon the agreement expires. The rollforward of obligations under its reverse factoring arrangements for years ended December 31, 2023, and 2024, are as follows:

	As of December 31,
	2023	2024
The outstanding confirmed amount at the beginning of the year	64,120	98,109
The amount of obligation confirmed during the year	303,764	147,857
The amount of obligation paid during the year	(269,775)	(245,966)
The outstanding confirmed amount at the end of the year	98,109	—

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(ak) Structured payment arrangements (Continued)

Factoring program

In 2021, the Group entered into factoring agreement with recourse with a third-party financial institution, pursuant to which the institution will make an advance payment of accounts with credit term of 30 days typically. The term of the loan is mostly three months. The agreement requires that the entity provide RMB 2,000 as security deposit for the factoring arrangement, the factoring agreement ended on July 2, 2024. The interest rate charged from the institution was at annual rate of 8.5% in 2021, renewed in 2022 of 9%, renewed in 2023 of 10.5% and remained the same through the expiry of the agreement. In 2024, the Group entered into a new factoring agreement with recourse with a third - party financial institution, pursuant to which it transferred all legally held accounts receivable under the underlying contracts to the institution. The term of the loan is mostly six months. The agreement does not require the Group to provide any security deposit. Under this factoring agreement, the principal amount of financing shall not exceed RMB 30,000. The factoring fees charged from the institution were RMB 2,121 for the year ended December 31, 2024.

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

As of December 31, 2023 and 2024, the outstanding borrowings from the factoring arrangements were RMB40,353 and RMB30,000 respectively, which is repayable within one year and are included in “Accrued expenses and other current liabilities” on the consolidated balance sheets. The rollforward of outstanding borrowing from the factoring arrangements for years ended December 31, 2023, and 2024, are as follows:

	As of December 31,
	2023	2024
Outstanding borrowing at the beginning of the year	40,112	40,353
Borrowing received during the year	405,122	89,500
Borrowing repaid during the year	(404,881)	(99,853)
Outstanding borrowing at the end of the year	40,353	30,000

Guaranteed customer loans

Since 2022, the Group cooperated with a bank to provide a borrowing facility for its customers, who applied for loans directly with the bank. If the loans are approved by the bank, the proceeds, which represent the total order amount, are remitted to the Group by way of the customers’ entrustment. Customers repay the loan principal directly to the bank and the Group pays the loan interest at an annual interest rate, which is no more than 5.5%, within the shorter of borrowing period and 45 days. The agreement require that the entity provide RMB 10,000 as security for the factoring arrangement. Besides, the Group also provides guarantee to the bank with respect to its customers’ repayment of the loans. In the event that the customers default on the repayment, the Group must return the prepayments to the bank within a prescribed period of time. The substance of the arrangement is that the Group borrowed funds from the bank using the customers’ credit as collateral. The Group records the entire payment in “Accrued expenses and other current liabilities” on the consolidated balance sheets.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(ak) Structured payment arrangements (Continued)

Guaranteed customer loans (Continued)

For customer loans received directly from the bank, the Group determines this portion was classified as “Proceeds from other financing activities” in its statements of cash flows. During the credit term, constructive receipts and disbursements are recognized by recognizing the repayment of loans as “Repayment for other financing activities” and the receipt of order payment as an operating cash inflow. The rollforward of outstanding guaranteed customer loans for years ended December 31, 2023, and 2024, are as follows:

	As of December 31,
	2023	2024
Outstanding guaranteed customer loans at the beginning of the year	46,512	54,999
Guaranteed during the year	742,464	473,597
Repaid by customers during the year	(733,977)	(495,161)
Outstanding guaranteed customer loans at the end of the year	54,999	33,435

3.	SHORT-TERM INVESTMENTS

Short-term investments as of December 31, 2023 and 2024 were as follows:

	As of December 31,
	2023	2024
Wealth Management Products	50,143	—

The Group classifies the wealth management products as “available-for-sale” debt securities which are recorded at fair value. For the years ended December 31, 2022, 2023 and 2024, the Group recorded RMB4,810, RMB4,343 and RMB1,074 of changes in fair value of these available-for-sale debt securities, net of tax, in other comprehensive loss, respectively, and RMB4,464, RMB4,166 and RMB1,217 of realized gains transferred from other comprehensive income to other income when the security was sold. No credit loss was recognized for the years ended December 31, 2022, 2023 and 2024.

4.	NOTES RECEIVABLE

As of December 31, 2023 and 2024, the total notes receivable balance were RMB77,598 and RMB78,827 and among which RMB10,168 and RMB37,904 were pledged as collateral for notes payable which has been recorded in accounts payables. No credit loss was recognized for the years ended December 31, 2022, 2023 and 2024.

5.	INVENTORIES

	As of December 31,
	2023	2024
Products	1,419,396	1,387,403

During the years ended December 31, 2022, 2023 and 2024, inventories were written down by RMB28,498, RMB19,910 and RMB3,887, respectively, to reflect the lower of cost and net realizable value.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

6.	PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,
	2023	2024
Receivable from payment platforms	33,060	16,191
Rebate receivable from suppliers	74,751	66,765
Advance to suppliers	17,190	18,410
Value added tax recoverable	54,283	55,837
Deposits	31,231	83,270
Prepaid expense	5,905	4,746
Others	9,403	6,775
Total	225,823	251,994

7.	LEASES

The Group has operating leases for offices and warehouses. The Group recognized ROU assets of RMB103,799 and RMB89,071, and corresponding current liabilities of RMB42,530 and RMB40,341 in accrued expenses and other current liabilities, and long-term operating lease liabilities of RMB62,624 and RMB55,448, as of December 31, 2023 and 2024. The amount of short-term lease is not material and no variable lease cost existed for the years ended December 31, 2022, 2023 and 2024, respectively.

Lease expenses were RMB75,827, RMB62,610 and RMB48,497 for the year ended December 31, 2022, 2023 and 2024. The maturities of lease liabilities in accordance with Leases (Topic 842) in each of the next five years and thereafter as of December 31, 2024 were as follows:

As of December 31,
Year Ending December 31,	2024
2025	43,206
2026	27,818
2027	18,108
2028	9,198
2029	2,963
Total lease payment	101,293
Less: imputed interest	5,504
Present value of minimum operating lease payments	95,789

Right-of-use assets recorded in connection with the operating lease liabilities in non-cash transactions for the years ended December 31, 2022, 2023 and 2024 were RMB10,274, RMB58,364 and RMB58,667.

Cash paid for amounts included in the measurement of operating lease liabilities for the years ended December 31, 2022, 2023 and 2024 were RMB73,407, RMB61,952 and RMB41,772. Interest expenses were RMB10,327, RMB5,932 and RMB3,761 for the year ended December 31, 2022, 2023 and 2024.

Weighted-average remaining lease terms and discount rates are as follows:

	As of December 31,
	2023	2024
Weighted-average remaining lease term	2.7years	2.9years
Weighted-average discount rate	4.0%	3.8%

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

8.	SHORT-TERM BORROWINGS

Short-term borrowings were RMB 338,075 and RMB160,981 as of December 31, 2023 and 2024, respectively, all of which consisted of borrowings from financial institutions and are repayable within one year. As of December 31, 2024, the Group had an undrawn balance of RMB99,000 under the credit facilities agreement. All of these borrowings were unsecured and accrue interest at an average annual interest rate of 3.86% and 3.67% for the years ended December 31, 2023 and 2024, respectively.

In September 2019, 1 Pharmacy Technology entered into a credit agreement with China Merchant Bank (CMB) which provides a revolving credit facility that allows 1 Pharmacy Technology to borrow up to RMB 100,000 for working capital purpose in one year. In October 2020, November 2021, December 2022 and December 2023, 1 Pharmacy Technology renewed the credit agreement that allowed 1 Pharmacy Technology to borrow up to RMB200,000 for working capital purposes for another one year. Any draw down on the credit facility will be charged with interest at one-year loan prime rate published by People’s Bank of China plus 0.30%. The borrowings were guaranteed by Yihao Pharmacy. During the years ended December 31, 2023 and 2024, RMB 779,635 and RMB 347,864 were drawn on above credit facility and RMB 700,540 and RMB 495,968 were repaid, with the balance of RMB 198,085 and RMB 49,981 outstanding as of December 31, 2023 and 2024, respectively. The interest rate range for the borrowings in 2023 and 2024 were from 3.65% to 3.75 % per annum.

In June 2020, 1 Pharmacy Technology entered into a credit agreement with Industrial Bank (IB) which provides a revolving credit facility that allows 1 Pharmacy Technology to borrow up to RMB100,000 for working capital purpose in one year. Any draw down on the credit facility will be charged with interest at one-year loan prime rate published by People’s Bank of China minus 0.35%. In June 2021, the credit agreement was renewed and allows 1 Pharmacy Technology to borrow up to RMB200,000 for working capital purpose in seven months. Any draw down on the credit facility will be charged with interest at one-year loan prime rate published by People’s Bank of China plus 0.78%. In November 2022, the credit agreement was renewed and allows 1 Pharmacy Technology to borrow up to RMB200,000 for working capital purpose in twelve months and the agreement expired on November 13, 2023. In January 2024, 1 Pharmacy Technology entered into a new credit agreement with IB for a working capital and committed credit facility of up to RMB130,000, with a twelve month term expiring on January 2025. Any draw down on the credit facility will be charged with interest at one-year loan prime rate published by People’s Bank of China plus 0.85% in 2022, plus 0.55% in 2023 and plus 0.55% in 2024, respectively and any draw down on the new committed credit facility will be charged with an average annual interest rate of 2.78% in 2024. The borrowings in the years ended December 31, 2023 and 2024 were guaranteed by Yihao Pharmacy. During the years ended December 31, 2023 and 2024, RMB20,000 and RMB50,000 were drawn on this credit facility, RMB30,000 and RMB20,000 were repaid in 2023 and 2024, with the balance of RMB20,000 and RMB50,000 outstanding as of December 31, 2023 and 2024, respectively.

In September 2022, 1 Pharmacy Technology obtained loans from Shanghai Pudong Development Bank. The borrowing was guaranteed by Yihao Pharmacy and the agreement expired on September 2024. During the years ended December 31, 2023 and 2024, RMB50,000 with annual interest rate of 3.65% and RMBnil were obtained. RMB30,000 and RMB50,000 were repaid in 2023 and 2024, with the balance of RMB50,000 and RMBnil outstanding as of December 31, 2023 and 2024, respectively. In October 2024, 1 Pharmacy Technology entered a committed credit facility with Shanghai Pudong Development Bank that allows 1 Pharmacy Technology to borrow up to RMB30,000 for working capital purpose till March 2025. The credit facility was guaranteed by Yihao Pharmacy. During the year ended December 31, 2024, RMB30,000 with annual interest rate of 2.45% were obtained, with the balance of RMB30,000 outstanding as of December31, 2024.

In March 2023, the Group entered a revolving credit facility with China CITIC Bank that allows the Group to borrow up to RMB20,000 for working capital purpose till December 31, 2023. During the year ended December 31, 2023 and 2024, RMB20,000 with annual interest rate of 3.70% were obtained. RMB10 and RMB19,990 were repaid in 2023 and 2024, with the balance of RMB19,990 and RMBnil outstanding as of December 31, 2023 and 2024, respectively.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

8.	SHORT-TERM BORROWINGS (Continued)

In December 2024, the Group secured committed credit facilities with Bank of Ningbo Co., Ltd. that allows the Group to borrow up to RMB50,000 for working capital purpose till December 2025. During the year ended December 31, 2024, RMB31,000 with annual interest rate of 3.00% were obtained, with the balance of RMB31,000 outstanding as of December 31, 2024.

As of December 31, 2024, the Group is in compliance of the financial covenants.

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities as of December 31, 2023 and 2024 were as follows:

	As of December 31,
	2023	2024
Reclassified from redeemable non-controlling interests (Note)	240,474	39,142
Advance from customers	124,995	149,687
Salary and welfare payables	78,298	42,259
Accrued expenses	78,145	57,839
Current portion of operating lease liabilities	42,530	40,341
Liability under reverse factoring program	98,109	—
Guaranteed customer loans	54,999	33,435
Liability under factoring program	40,353	30,000
Tax payables	6,945	4,223
Deposits from marketplace sellers	28,504	36,185
Others	24,943	27,062
Total	818,295	460,173

Note: As of December 31, 2023 and 2024, redeemable non-controlling interest at the amount of RMB240,474 and RMB39,142, respectively, was classified as accrued expenses and other current liabilities due to the exercise redemption right. For the year ended December 31, 2024, an amount of RMB205,030 was reclassified from accrued expenses and other current liabilities to mezzanine equity set forth in Note 10.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
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

The Company negotiated with the investors of 1 Pharmacy Technology in the contingently redeemable non-controlling interest in 1 Pharmacy Technology, and has signed agreements or commitment letters to reschedule the repayments with certain investors in 2024. The redeemable non-controlling interests as of and for the years ended December 31, 2023 and 2024 were summarized as follows:

	2023	2024
Opening balance as of January 1	1,056,939	870,825
Net loss attributable to the redeemable non-controlling interest	(30,852)	(1,992)
Accretion of redeemable non-controlling interest	86,941	54,357
Payment of redeemable non-controlling interest	(1,729)	(87,502)
Reclassified from accrued expenses and other current liabilities	—	205,030
Reclassified to accrued expenses and other current liabilities	(240,474)	(1,804)
Ending balance as of December 31	870,825	1,038,914

11.	NON-CONTROLLING INTERESTS

In November 2020, the Company’s subsidiary, 1 Pharmacy Technology issued 32,500,000 ordinary shares to 13 LLPs founded by the employees of 1 Pharmacy Technology with the total consideration of RMB 32,500. With full shareholders’ rights of these ordinary shares issued to the LLPs, these shares are accounted as non-controlling interest of 1 Pharmacy Technology. The shares issued to the employees in each LLP are not outstanding shares but are restricted with 50% of the shares vesting within two years from the issuance date and the remaining 50% vesting evenly on an annual basis over the 2 years thereafter, which are also subject to adjustment based on performance condition. Such arrangement was entered into to provide a share incentive plan to the employees of 1 Pharmacy Technology (“Employee ownership plan of 1 Pharmacy Technology”). Share-based compensation was recognized over the vesting period based on the excess of the fair value of these shares over the issuance price (see Note 14). In July 2024, the Company’s subsidiary, Yao Wang Corporation Limited had repurchased an aggregate of 13,521,445 ordinary shares of 1 Pharmacy Technology from departed employees and unvested options at cost for total cash consideration of RMB13,521. Repurchased shares were reserved from reissuance to employees based on performance conditions.

Non-controlling interest (“NCI”) was recognized at RMB2,935 based on the proportional net assets of 1 Pharmacy Technology, with the difference of RMB16,456 recognized as a deduction to additional paid-in capital as of December 31, 2024. For the years ended December 31, 2022, 2023 and 2024, RMB15,281, RMB16,829 and RMB8,398 was recorded as net loss attributable to the NCI shareholders.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
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

Disaggregation of revenues

As disclosed in Note 2(m), the Group recognizes product revenue at the point in time when the delivery is made and when title and risk of loss transfers to the consumers and pharmacy customers. The Group service revenue is recognized over time when the customer simultaneously receives and consumes the benefits provided by the Group’s performance.

All of the Group’s revenues for the years ended December 31, 2022, 2023 and 2024 were generated within the PRC. The following table illustrates the disaggregation of the Group’s revenue streams by type of customers and nature of services the Group offered:

	Years Ended December 31,
	2022	2023	2024
Product Revenues	13,403,436	14,841,910	14,294,740
B2C Business	408,305	357,975	261,197
B2B Business	12,995,131	14,483,935	14,033,543
Service Revenues	113,262	106,219	106,509
MP Service	68,477	70,271	65,536
Other Services	44,785	35,948	40,973
Total	13,516,698	14,948,129	14,401,249

The revenues by different product groups and services has been disclosed in Note 2(ad).

Contract balance

The typical contract term of MP service is no more than one year and the remaining unsatisfied performance obligation as of December 31, 2023 and 2024 was insignificant.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

13.	NET REVENUES (Continued)

Disaggregation of revenues (Continued)

Contract balance (Continued)

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

	Accounts	Advances from
	Receivable	Customers
Ending Balance as of December 31, 2022	488,875	296,361
Increase/(decrease), net	47,948	(171,366)
Ending Balance as of December 31, 2023	536,823	124,995
Increase/(decrease), net	(123,722)	24,692
Ending Balance as of December 31, 2024	413,101	149,687

Revenues with amount of RMB296,361 and RMB124,995 were recognized in the years ended December 31, 2023 and 2024, respectively that were included in the balance of advance from customers at the beginning of the each year. The Group expected that RMB149,687 will be recognized in one month after year end.

14.	SHARE-BASED COMPENSATION

In September 2013, the Board of Directors of the Company approved an Equity Incentive Plan (the “Plan”), under which, the Board of Directors may grant options to purchase ordinary shares to officers and directors, employees and individual advisors who render services to the Group to purchase an aggregate of no more than 1,287,500 ordinary shares of the Group (“ESOP Pool”). From 2014 to 2024, the Board of Directors approved to increase the ESOP Pool to 23,638,998 ordinary shares.

Employee Share options

The options granted have a contractual term of 10 years and generally vest over a four-year period, with vesting schedules: 25% of the awards vesting on the anniversary of the grant date each year.

On October 27, 2022, the Board of directors of the Company has resolved, effective December 31, 2022 (the “Effective Date”), the exercise price per share of each option that is outstanding and not exercised, canceled, forfeited, or surrendered immediately prior to the effective Date, whether vested or unvested, shall be amended to USD 0.01 per Share. All other terms of the share options granted remain unchanged. As of December 31, 2022, there were 51 grantees affected with the incremental cost of RMB 42,100 for vested options to be recognized as compensation expenses immediately and the incremental cost of RMB 6,652 for unvested options to be recognized over the remaining vesting period, ranging from 2022 to 2025.

The Black Scholes model was applied in determining the estimated fair value of the options granted. The model requires the input of subjective assumptions. The following table presents the assumptions used to estimate the fair values of the share options granted for the year ended December 31, 2021. The Company did not grant options during the years ended December 31, 2022, 2023 and 2024.

2021
Risk-free rate of return	0.84%
Contractual life of option	10 years
Expected term	6.25 years
Estimated volatility rate	39%
Dividend yield	—
Fair value per ordinary share	US$3.08

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

14.	SHARE-BASED COMPENSATION (Continued)

Employee Share options (Continued)

A summary of employee option activity under the Plan during the year ended December 31, 2024 is presented below:

			Weighted
		Weighted	average
		average	remaining	Aggregate
	Number of	exercise	contractual	intrinsic
	Options	price	term	value
		US$	Years	US$
Outstanding at December 31, 2023	2,192,361	0.01	4.15	1,677
Granted	—	—	—	—
Forfeited	—	—	—	—
Expired	—	—	—	—
Exercised	(195,414)	0.01	—	—

Outstanding at December 31, 2024	1,996,947	0.01	3.18	599

Vested and exercisable as of December 31, 2024	1,979,091	0.01	3.15	594
Vested or expected to vest as of December 31, 2024	1,996,947	0.01	3.18	599

The weighted-average grant-date fair value of options granted during the years 2021 was US$0.70. The total intrinsic value of options exercised during the years ended December 31, 2022, 2023, and 2024, was RMB 641, RMB 330 and nil, respectively. Total compensation cost recognized for the years ended December 31, 2022, 2023 and 2024 was RMB 47,117, RMB 6,206 and RMB 653, respectively.

As of December 31, 2024, there was RMB 196 of unrecognized compensation expense related to unvested share options, which is expected to be recognized over a weighted average period of 0.58 years.

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

As of December 31, 2023 and 2024, there were 45,795 fully vested options with weighted average exercise price US$ 0.01, weighted average remaining contractual term 3.87 years and 2.86 years, respectively and aggregate intrinsic value RMB 249 and RMB 252. Nil option was granted during 2023 and 2024.

The weighted-average grant-date fair value of options granted during the years 2022, 2023 and 2024 was nil, respectively. The total intrinsic value of options exercised during the years ended December 31, 2022, 2023 and 2024 was nil, respectively. Total compensation cost recognized for the years ended December 31, 2022, 2023 and 2024 was RMB639, nil and nil, respectively.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

14.	SHARE-BASED COMPENSATION (Continued)

Restricted share units

The restricted share units granted have a contractual term of 10 years and vest over between one - year and four-year period that 100% and 25% of the award vesting on the anniversary of the grant date each year, respectively. The fair value of restricted share units with service conditions or performance conditions is based on the fair market value of the underlying ordinary shares on the date of grant.

The following table summarized the Group’s restricted share unit activities during the year ended December 31, 2024.

	Number of	Weighted
	Restricted	Average Grant Date
	Share Units	Fair Value
		US$
Restricted share units outstanding at December 31, 2023	3,898,327	1.73
Granted	1,927,930	0.52
Forfeited	(216,839)	2.09
Vested	(1,638,032)	1.83
Restricted share units outstanding at December 31, 2024	3,971,386	1.08

The weighted-average grant-date fair value of share units granted during the years 2022, 2023 and 2024 was US$1.26, US$1.30 and US$0.52, respectively. During the years ended December 31, 2022, 2023 and 2024, 837,238, 867,116 and 1,638,032 share units were vested with an aggregate intrinsic value of RMB 17,072, RMB 17,681 and RMB 7,308, respectively. The total fair value of restricted share units vested during the years ended December 31, 2022, 2023 and 2024 was RMB 23,921, RMB 18,261 and RMB 21,568, respectively. Total compensation cost recognized for the years ended December 31, 2022, 2023 and 2024 was RMB 22,410, RMB 15,611 and RMB 19,496. As of December 31, 2024, there was RMB 21,808 in total unrecognized compensation expense related to such non vested restricted shares, which is expected to be recognized over a weighted-average period of 0.3 year.

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

For the years ended December 31, 2022 and 2023, the Group determined the fair value of the restricted shares of LLPs using income approach with the assistance from third party valuation specialist and the weighted average fair value of the restricted shares was estimated at RMB 14.5 and RMB 14.5 per share respectively.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
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

The weighted-average grant-date fair value of share units granted during the years 2022, 2023 and 2024 was RMB13.50, RMB13.50 and nil, respectively. The total fair value of restricted share units vested during the years ended December 31, 2022, 2023 and 2024 was nil. Total compensation cost recognized for the years ended December 31, 2022, 2023 and 2024 was RMB87,218, RMB204,353 and nil.

Share-based compensation for all share options, restricted share units and employee ownership plan of 1 Pharmacy Technology

The Group recorded share-based compensation expense of RMB157,384, RMB226,170 and RMB20,149 for the years ended December 31, 2022, 2023 and 2024, respectively, which were classified in the accompanying consolidated statements of operations as follows:

	Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
General and administrative expenses	86,992	113,536	9,230
Selling and marketing expenses	50,110	76,976	6,899
Technology expenses	20,282	35,658	4,020
Total	157,384	226,170	20,149

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

15.	LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share for the years indicated:

	Years Ended December 31,
	2022	2023	2024
Net loss attributable to ordinary shareholders	(416,878)	(392,693)	(64,743)
Weighted average number of ordinary shares-basic and diluted	166,634,121	168,609,128	171,835,632
Net loss per ordinary share-basic and diluted	(2.50)	(2.33)	(0.38)

As a result of the Group’s net loss for the three years ended December 31, 2022, 2023 and 2024, share options and restricted share units outstanding in the respective periods were excluded from the calculation of diluted loss per share as their inclusion would have been anti-dilutive.

	As of December 31,
	2022	2023	2024
Share options and nonvested restricted share units	7,223,033	6,136,483	6,014,128

16.	INCOME TAX EXPENSE

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain.

Hong Kong

Yao Wang and HK Yiyaolian are subject to Hong Kong profit tax at a rate of 16.5%. No Hong Kong profit tax has been provided as the Group has not had assessable profit that was earned in or derived from Hong Kong during the years presented.

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

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Years Ended December 31,
	2023	2024
PRC statutory tax rate	25%	25%
Tax effect of other expenses that are not deductible in determining taxable profit	(1)%	(8)%
Effect of R&D super deduction	4%	38%
Effect of enacted tax rate change	3%	25%
Effect of change in valuation allowance	(31)%	(80)%
Effective tax rate	0%	0%

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

16.INCOME TAX EXPENSE (Continued)

PRC (Continued)

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2023 and 2024 are as follows:

	As of December 31,
	2023	2024
Deferred tax assets:
Net loss carryforward	670,062	635,188
Accrued expenses and payroll payable	18,967	17,230
Provision for impairment of assets	5,663	3,620
Others	94	—
Valuation allowance	(694,786)	(656,038)
Total deferred tax assets	—	—
Deferred tax liabilities:
Total deferred tax liabilities	—	—

As of December 31, 2023 and 2024, valuation allowance of RMB694,786 and RMB656,038 was provided, respectively. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carryforward periods provided for in the tax law.

As of December 31, 2024, the Group had tax loss carryforwards of RMB2,540,751 which will expire between 2025 and 2033 if not used.

The Group determines whether or not a tax position is “more-likely-than-not” of being sustained upon audit based solely on the technical merits of the position. The Group does not anticipate any significant changes to its liability for unrecognized tax benefits within the next 12 months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From 2019 to 2024, the Group’s PRC subsidiaries were still within the examination period of the PRC tax authorities.

A deferred tax liability should be recognized for the undistributed profits of the PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Company plans to indefinitely reinvest undistributed profits earned from its PRC subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Company’s subsidiaries were provided as of December 31, 2023 and 2024.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

17.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were RMB67,384, RMB61,725 and RMB49,069 for the years ended December 31, 2022, 2023 and 2024, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

18.	RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries of the Group in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for the specific purposes of offsetting future losses, enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the years ended December 31, 2022, 2023 and 2024, no appropriation to statutory reserves was made because the PRC subsidiaries had substantial losses during such periods. In addition, due to restrictions on the distribution of share capital from the Company’s PRC subsidiaries, the PRC subsidiaries’ share capital of RMB618,830 and RMB639,000 on December 31, 2023 and 2024 is considered restricted, which are not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

19.	COMMITMENTS AND CONTINGENCIES

The Group is subject to periodic legal or administrative proceedings in the ordinary course of its business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the financial statements.

20.	SUBSEQUENT EVENTS

On January 8, 2025, the Group announced its plan to change the ratio of its American Depositary Shares (“ADSs”) to Class A ordinary shares from one (1) ADS representing two (2) Class A ordinary shares to a new ratio of one (1) ADS representing twenty (20) Class A ordinary shares. The ratio change took effect for ADS trading prices on Nasdaq at the opening of business on January 24, 2025.

The Group has evaluated subsequent events through the date of issuance of the consolidated financial statements, there were no other subsequent events occurred that would require recognition or disclosure in the consolidated financial statements.

ADDITIONAL FINANCIAL INFORMATION - FINANCIAL STATEMENTS SCHEDULE I

111, INC.

FINANCIAL INFORMATION FOR PARENT COMPANY

CONDENSED BALANCE SHEETS

(Amounts in thousands)

	2023	2024	2024
	RMB	RMB	US$
			(Note 2 (aj))
ASSETS
Current assets:
Cash and cash equivalents	166,942	58,086	7,958
Short term investments	—	—	—
Prepayments and other current assets	1,948	671	92
Total current assets	168,890	58,757	8,050
Total assets	168,890	58,757	8,050

LIABILITIES AND EQUITY
Other current liabilities	13,883	600	82
Amount due to subsidiaries	187,606	20,820	2,852
Deficit in subsidiaries	550,852	679,981	93,157
Total liabilities	752,341	701,401	96,091

SHAREHOLDERS’ DEFICIT
Ordinary shares Class A	32	33	5
Ordinary shares Class B	25	25	3
Treasury shares	(5,887)	(5,887)	(807)
Additional paid-in capital	3,169,114	3,172,820	434,675
Accumulated deficit	(3,819,249)	(3,883,992)	(532,105)
Accumulated other comprehensive income	72,514	74,357	10,187
Total shareholders’ deficit	(583,451)	(642,644)	(88,042)
Total liabilities and shareholders’ deficit	168,890	58,757	8,049

ADDITIONAL FINANCIAL INFORMATION - FINANCIAL STATEMENTS SCHEDULE I

111, INC.

FINANCIAL INFORMATION FOR PARENT COMPANY

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands, unless otherwise stated)

	Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				(Note 2 (aj))
Operating expenses:
General and administrative expenses	(19,613)	(19,303)	(1,767)	(242)
Interest income	12	1,772	410	56
Other operating expenses, net	—	—	(63)	(8)
Other income, net	3,985	3,546	4,574	626
Loss (Profit) before tax and loss from investment in subsidiaries and former VIE	(15,616)	(13,985)	3,154	432

Equity in loss from subsidiaries and share of loss in former VIE	(401,262)	(378,708)	(67,897)	(9,302)
Net loss attributable to ordinary shareholders	(416,878)	(392,693)	(64,743)	(8,870)

Other comprehensive income (loss) (net of tax of nil)
Unrealized securities holding gains	640	—	—	—
Realized securities holding gains	—	(640)	—	—
Foreign currency translation adjustments	15,869	(3,249)	1,986	273
Unrealized securities holding gains of subsidiaries and former VIE	4,170	4,343	1,074	147
Realized securities holding gains of subsidiaries and former VIE	(4,464)	(3,526)	(1,217)	(167)
Comprehensive loss	(400,663)	(395,765)	(62,900)	(8,617)

ADDITIONAL FINANCIAL INFORMATION - FINANCIAL STATEMENTS SCHEDULE I

111, INC.

FINANCIAL INFORMATION FOR PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands, unless otherwise stated)

	Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				(Note 2 (aj))
Operating activities:
Net loss	(416,878)	(392,693)	(64,743)	(8,870)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Share of loss of subsidiaries and former VIE	401,262	378,708	67,897	9,302
Other current liabilities	5,870	5,007	(9,682)	(1,326)
Other non-current liabilities	(1,537)	—	—	—
Net cash used in operating activities	(11,283)	(8,978)	(6,528)	(894)

Investing activities:
Purchase of short-term investments	(18,925)	—	—	—
Proceeds from sale or maturity of short-term investments	—	57,434	—	—
Net cash (used in) provided by investing activities	(18,925)	57,434	—	—

Financing activities:
Proceeds from ordinary shareholders	274	223	14	2
Proceeds from loan from subsidiaries	19,010	167,414	—	—
Payment for loan from subsidiaries	—	(54,229)	(102,683)	(14,068)
Net cash (used in) provided by financing activities	19,284	113,408	(102,669)	(14,066)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	2,854	205	341	47
Net (decrease) increase in cash and cash equivalents	(8,070)	162,069	(108,856)	(14,913)
Cash and cash equivalents at the beginning of the year	12,943	4,873	166,942	22,871
Cash and cash equivalents at the end of the year	4,873	166,942	58,086	7,958

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

As of December 31, 2024, there are no material contingencies, mandatory dividend and significant provisions for long-term obligations or guarantees of the Company, except for those which have separately disclosed in the financial statements.