Form 20-F/A
period 2024-12-31
111, Inc.
filed 2025-08-29
CIK 1738906

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Yes  ☐            No  ☐

i

EXPLANATORY NOTE

111, Inc. (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) to amend its annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission (the “SEC”) on April 29, 2025 (the “Original Filing”), to amend Items 17 and 18 with the inclusion of an updated opinion from the predecessor auditor which does not include reference to the exclusion of the retrospective adjustments related to basis of presentation and segment reporting discussed in Note 2(a) and 2(ad) to the Company’s financial statements, as requested by the SEC in relation to the Original Filing. The Company is restating in their entirety the following sections of the Original Filing: (i) “Part III – Item 17. Financial Statements” and (ii) “Part III – Item 18. Financial Statements” in this Amendment No. 1.

This Amendment No. 1 speaks as of the filing date of the Original Filing, or April 29, 2025. No attempt has been made in this Amendment No. 1 to modify or update in any way any other items or disclosures in the Original Filing. Except as specifically noted herein, this Amendment No. 1 does not amend, update or restate any of the information previously included in the Original Filing, nor does this Amendment No. 1 reflect any event that has occurred after the date of the Original Filing. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and the Company’s other filings with the SEC subsequent to April 29, 2025.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is also filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment No. 1.

1

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

2

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

11.2*	Statement of Policies Governing Material Non - Public Information and the Prevention of Insider Trading

12.1**	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1***	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2***	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Grant Thornton Zhitong Certified Public Accountants LLP

15.3*	Consent of Commerce & Finance Law Offices

15.4**	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

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

*     Previously filed with the Original Filing

**   Filed herewith

*** Furnished herewith

3

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

111, Inc.

	By:	/s/ Junling Liu
	Name:	Junling Liu
	Title:	Chief Executive Officer and Co-Chairman of the Board

Date: August 29, 2025

4

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

Going Concern

The 2023 financial statements were prepared assuming that the Company would continue as a going concern. As of the date of issuance of the Company’s 2023 financial statements, the Company had accumulated deficit due to recurring losses from operations, and had not yet completed its qualified initial public offerings, which, if not completed as planned, would result in the potential cash redemption of the redeemable non-controlling interest, that raised substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters were also described in the 2023 financial statements. The 2023 financial statements did not include any adjustments that might result from the outcome of this uncertainty.

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