Form 20-F
period 2025-12-31
111, Inc.
filed 2026-04-30
CIK 1738906

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

10th Floor, T1, Yuzhongxin, No.268 Yubei Road,
Pudong New Area
Shanghai, 201204
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

As of December 31, 2025, there were 175,702,298 ordinary shares outstanding, par value US$0.00005 per share, being the sum of 103,702,298 Class A ordinary shares and 72,000,000 Class B ordinary Shares.

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

Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.9931 to US$1.00, the exchange rate on December 31, 2025 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

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

111, Inc. historically operated its business through its PRC subsidiary, 1 Pharmacy Technology (Shanghai) Co., Ltd. (“1 Pharmacy Technology”), as well as the contractual arrangements with former variable interest entities, or VIEs, based in the PRC, namely Guangdong Yihao Pharmacy Co., Ltd. (“Yihao Pharmacy”), Guangdong Yihao Pharmaceutical Chain Co., Ltd. (“Yihao Pharmaceutical Chain”) and Shanghai Yaowang E-Commerce Co., Ltd. (“Shanghai Yaowang”) in which we did not directly own any equity interests. Shanghai Yaowang was directly wholly owned by Yihao Pharmaceutical Chain, which is directly wholly owned by Yihao Pharmacy. For additional information, see “Item 4. Information on the Company—A. History and Development of the Company.” As used in this annual report, “we,” “us,” “our company,” “our,” or “111” refers to 111, Inc. and its subsidiaries.

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

Transfer of Funds and Other Assets through Our Organization

Under relevant PRC laws and regulations, a Cayman Islands holding company and its subsidiaries are permitted to remit funds to the VIEs through loans, working capital support or payments for intra-group trades of goods rather than capital contributions, subject to approval or filing process from the competent governmental authorities.

As of the date of this annual report, through its intermediate holding company, 111, Inc. had made cumulative capital contributions of US$358.5 million to 111, Inc.’s PRC subsidiaries. Proceeds from loan from Hong Kong subsidiary to 111, Inc. was RMB167 million, nil, and nil in 2023, 2024, and 2025 respectively. Payment for loan from Hong Kong subsidiary to 111, Inc. was RMB54 million, RMB103 million, and RMB9.0 million in 2023, 2024, and 2025 respectively.

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

Our PRC subsidiaries are permitted to pay dividends to their shareholders, and eventually to 111, Inc., only out of their retained earnings, if any, as determined in accordance with PRC regulations. Such payment of dividends by entities registered in China is subject to limitations, which could result in limitations on the availability of cash to fund dividends or make distributions to shareholders of our securities. For example, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For the years ended December 31, 2023, 2024, and 2025, the dividends that 111, Inc. received from its subsidiaries amounted to nil, nil, and nil, respectively.

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

For the purpose of illustration, the below table reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario
Statutory Tax and Standard Rates
Hypothetical pre-tax earnings in the PRC subsidiaries (other than 1 Pharmacy Technology)(1)	100.00
Tax on earnings at statutory rate of 25% at the 1 Pharmacy Technology level(2)	(25.00)
Less: net earnings impact of non-controlling shareholders	(8.05)
Net earnings available for distribution from 1 Pharmacy Technology to Yao Wang Corporation Limited and Hong Kong Yiyaolian Co., Limited (“HK Yiyaolian,” one of our wholly-owned subsidiaries)(3)	66.95
Withholding tax at tax treaty rate of 10%(4)	(6.70)
Amount to be distributed as dividend at the Yao Wang Corporation Limited and HK Yiyaolian level and net distribution to 111, Inc.	60.25

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

(3)	Yao Wang Corporation Limited and HK Yiyaolian collectively hold 89.27% equity of 1 Pharmacy Technology.
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

Given the uncertainties of interpretation and implementation of the PRC laws and regulations and the enforcement practice by the government authorities, we may be unable to complete the filings and fully comply with the relevant new rules in a timely manner, or at all. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations affecting our operations could limit our ability to attract new customers and/or users and cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries as of the date of this annual report on Form 20-F:

(1)	For more details regarding the persons or entities that own 111, Inc., see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
(2)	Yao Wang Corporation Limited and HK Yiyaolian, one of our wholly-owned subsidiaries, collectively hold 90.96% equity of 1 Pharmacy Technology.

(3)	The following table illustrates the details of the shareholders of 1 Pharmacy Technology:
Name of Shareholders	Shareholding Percentage	Affiliation with the Company

Yao Wang Corporation Limited	Approximately 87.96%	Hong Kong subsidiary of the Company
Ningbo Youkai Venture Capital Partnership (LP)	Approximately 1.11%	Unaffiliated third-party investor
Shanghai SOE Reform & Development Equity Investment Fund Partnership (LP)	Approximately 0.74%	Unaffiliated third-party investor
Ningbo Liangji Industrial Co., Ltd.	Approximately 0.52%	Unaffiliated third-party investor
Zhenjiang Huixin Equity Investment Partnership (LP)	Approximately 0.41%	Unaffiliated third-party investor
Hezhou Hongshi Equity Investment Partnership (LP)	Approximately 0.11%	Unaffiliated third-party investor
Shanghai Yaoxing Business Management Partnership (LP)	Approximately 0.11%	A limited partnership formed by certain current and former employees of 1 Pharmacy Technology and other PRC subsidiaries of the Company
Shanghai Yaoshu Business Management Partnership (LP)	Approximately 0.08%	A limited partnership formed by certain current and former employees of 1 Pharmacy Technology and other PRC subsidiaries of the Company
Xinjiang Junying Hongyin Investment Management Partnership (LP)	Approximately 0.04%	Unaffiliated third-party investor
Tianjin Gangling Business Management Partnership (LP)	Approximately 1.85%

A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform, with the Company’s founders, Dr. Gang Yu and Mr. Junling Liu, and a PRC subsidiary of the Company, being three of its four partners

Tianjin Yaocheng Business Management Partnership (LP)	Approximately 1.13%

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

Tianjin Yaojun Business Management Partnership (LP)	Approximately 0.14%

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

Tianjin Yaogong Business Management Partnership (LP)	Approximately 0.38%

A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform; its partners consist mainly of employees who are managers or above of 1 Pharmacy Technology and other PRC subsidiaries of the Company

SAIF Partners (Nanjing) Equity Investment Fund (LP)	Approximately 0.68%	Unaffiliated third-party investor
SAIF Partners (Huangshan) Tourist Culture Industrial Development Fund (LP)	Approximately 0.20%	Unaffiliated third-party investor

Name of Shareholders	Shareholding Percentage	Affiliation with the Company
SAIF Partners (Nanjing) Hengzhun Venture Capital Fund (LP)	Approximately 0.14%	Unaffiliated third-party investor
Jiaxing Tengyuan Investment Partnership (LP)	Approximately 0.20%	Unaffiliated third-party investor
Shanghai Shenli Business Management Partnership (LP)	Approximately 0.54%	Unaffiliated third-party investor
Huasai Zhikang (Shanghai) Equity Investment Fund Partnership (LP)	Approximately 0.34%	Unaffiliated third-party investor
Shanghai Zhangjiang Torch Venture Capital Co., Ltd.	Approximately 0.31%	Unaffiliated third-party investor
Shanghai Zhilin Yiqu Venture Capital Partnership (LP)	Approximately 0.27%	Unaffiliated third-party investor
Shanghai Technology Venture Capital Co., Ltd.	Approximately 0.22%	Unaffiliated third-party investor
Shanghai Pudong Renmin Zhaoyin Cultural Industry Equity Investment Fund Partnership (LP)	Approximately 0.20%	Unaffiliated third-party investor
Gongqingcheng Ideate Investment Management Partnership (LP)	Approximately 0.20%	Unaffiliated third-party investor
Shanghai Zhangjiang Technology Venture Capital Co., Ltd.	Approximately 0.14%	Unaffiliated third-party investor
Hangzhou Hengqin Investment Management Partnership (LP)	Approximately 0.07%	Unaffiliated third-party investor
Shanghai Yiyao Supply Chain Management Co., Ltd.	Approximately 0.81%	Subsidiary of the Company

(4)	The shareholders of Wuhan Central China Drug Trading Co., Ltd. include 1 Pharmacy Technology (70%) and Wuhan Zall Venture Capital Co., Ltd. (30%).
(5)	The shareholders of Gansu Yihaoyun Pharmacy Co., Ltd. include Chongqing Yihao Pharmacy Co., Ltd. (51%) and Gansu Rongkang Pharmaceutical Logistics Co., Ltd. (49%).
(6)	The shareholders of Henan Yihao Pharmacy Co., Ltd. include Chongqing Yihao Pharmacy Co., Ltd. (51%) and Henan Derkang Logistics Co., Ltd. (49%).
(7)	The shareholder of Xinjiang Yihao Medicine Co., Ltd. include Chongqing Yihao Pharmacy Co., Ltd. (51%) and Xinjiang Yunxiang Linghang Trading Co., Ltd. (49%).

A.Reserved

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

We are also executing a number of growth initiatives and operating plans. The anticipated benefits from these efforts are based on assumptions that may prove to be inaccurate. Moreover, we may not be able to successfully complete these growth initiatives, strategies and operated plans and realize all of the benefits that we expect to achieve or it may be more costly to do so than we anticipate. If, for any reason, the benefits we realize are less than our estimates or the implementation of these growth initiatives, strategies and operating plans adversely affect our operations or cost more or take longer to effectuate than we expect, or if our assumptions prove inaccurate, our business, financial condition and results of operations may be materially and adversely affected.

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

We experienced net loss in the amount of RMB353.4 million, RMB20.8 million, and RMB22.5 million (US$3.2 million) in 2023, 2024, and 2025, respectively. We may also incur additional legal, accounting, and other expenses as a public company. If our revenue does not grow at a greater rate than our expenses, we will not be able to achieve and maintain profitability. We may incur significant losses in the future for various reasons, many of which may be beyond our control. Additionally, we may encounter unforeseen expenses, operating delays, or other unknown factors that may result in losses in the future. If our cost of sales and expenses continuously exceed our revenue, our business may be materially and adversely affected and we may not be able to achieve or maintain profitability.

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

The PRC Cyber Security Law, which took effective in June 2017 and was amended in October 2025, created China’s first national-level data protection regime for “network operators,” which may include all organizations in China that provide services over the internet or other information network. Furthermore, in August 2018, the Standing Committee of China’s National People’s Congress, or the SCNPC promulgated the E-Commerce Law of the People’s Republic of China, or the E-Commerce Law, to regulate the e-commerce activities conducted within the territory of the PRC, which further strengthens the protection of consumers’ personal data and privacy. In addition, the PRC Data Security Law took effect in September 2021. Numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of, or in addition to, the Cyber Security Law and Data Security Law. For example, Regulations on the Security Protection of Critical Information Infrastructure, or the CII Protection Regulations, became effective in September 2021. According to the CII Protection Regulations, a critical information infrastructure operator, or a CIIO, must take the responsibility to protect the CII’s security by performing certain prescribed obligations. The Safety Assessment Measures for Data Outbound Transfer, which became effective on September 1, 2022, outlined the requirements and procedures for security assessments on export of important data or personal information collected or generated within the territory of mainland China under certain circumstances, and provided that the security assessment shall combine pre-assessment and continuous supervision, and risk self-assessment and security assessment to prevent data export security risks. According to the Measures for the Standard Contract for Outbound Transfer of Personal Information, where personal information is transferred outbound through entering into standard contract, combination of voluntarily contracting and filing management, rights protection and risk prevention shall be insisted, to guarantee the safety and freedom of the outbound transfer of personal information. For additional information, see “Item 4. Information on the Company—B. Business Overview— Regulations— Regulations relating to Internet Information Security and Privacy Protection.” As of the date of this annual report, we have not been identified as a CIIO by the relevant regulatory authority.

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

Our business is subject to governmental supervision and regulation by various PRC governmental authorities including, but not limited to, the Ministry of Commerce of the People’s Republic of China, or MOFCOM, the MIIT, the National Health and Family Planning Commission of the People’s Republic of China, or the NHFPC, which was restructured and integrated into the National Health Commission of the People’s Republic of China, or the NHC, the National Medical Products Administration (the “NMPA”), formerly China Food and Drug Administration (the “CFDA”), the State Administration for Market Regulation (the “SAMR”), formerly the State Administration for Industry and Commerce (the “SAIC”), the CAC, and the corresponding local regulatory authorities. Such government authorities promulgate and enforce laws and regulations that cover a variety of business activities that our operations concern, such as provision of internet information, online retail, sales and online operation of pharmaceutical products and medical devices, sales of food, and internet advertisement, among other things. These regulations in general regulate the entry into, the permitted scope of, as well as approvals, licenses and permits for, the relevant business activities.

In addition to obtaining necessary approvals, licenses and permits for conducting our business, we must comply with relevant laws and regulations. Our businesses, such as online pharmaceutical retail and wholesale distribution, are subject to various and complex laws and regulations, government regulations and supervision. We may not be fully informed of all and new requirements under relevant laws and regulations in a timely manner, and even if we become aware of new requirements, due to uncertainties in their interpretations and implementation, it will be difficult for us to determine what actions or omissions would be deemed as violations of applicable laws and regulations. We may also not be able to respond to evolving laws and regulations and take appropriate action in time to adjust our business model. As a result, we may be in violation or non-compliance with such laws and regulations.

In particular, under the Administrative Measures for the Supervision and Administration of Circulation of Pharmaceuticals promulgated by the CFDA in 2007, a company is prohibited from selling prescription drugs to consumers without prescription, via internet or by post. A company in violation of such prohibitions will be instructed to rectify, given a disciplinary warning, and/or imposed an administrative penalty of no more than RMB30,000 per violation. See “Item 4. Information on the Company—B. Business Overview— Regulations— Regulations Relating to Online Operation of Drugs and Medical Devices.” The Drug Administration Law of the People’s Republic of China revised in 2019, or the Drug Administration Law, and the Administrative Measures for the Supervision and Administration of Operation and Use of Pharmaceuticals promulgated by the SAMR in 2023, which replaced the Administrative Measures for the Supervision and Administration of Circulation of Pharmaceuticals, abolish the restriction on online sale of prescription drugs and adopts the principle of keeping online and offline sales consistent, which allow the qualified pharmaceutical enterprise to conduct online sale of drugs (including prescription drugs, but not certain special controlled drugs). In addition, the entity that operates a third-party online drug transaction platform shall be filed with relevant authority for drugs supervision and administration and responsible to examine the qualifications of the drug marketing permit holders and drug operation enterprises applying to operate on its platform, ensure that they meet legal requirements, and manage the drug operation behaviors occurring on the platform. The Measures for Supervision and Administration of Online Drug Sales, or the Online Drug Sales Measures were promulgated by the SAMR in August 2022 and took effect since December 1, 2022. According to the Online Drug Sales Measures, whoever sells prescription drugs online to individuals shall ensure that the sources of prescriptions are authentic and reliable and shall conduct real-name authentication. Certain measures shall be taken by the online prescription drug retailers and third-party platforms to verify the information of the prescription provider and avoid repeated use of the prescriptions. Online drug retailers shall provide comprehensive risk warning to consumers before selling prescription drugs, and shall not, in violation of the provisions, give prescription drugs or class A over-the-counter drugs to individual for free in return for purchasing drugs or commodities. The online drug sellers and third-party platforms shall perform their respective obligations to ensure the quality and safety of online drug selling, and shall report or file their relevant information to competent drug supervision and administration department. Since these laws and regulations are relatively new, uncertainties still exist in relation to their interpretation and implementation. In the past, we had received disciplinary warnings and administrative penalties due to certain non-compliance incidents in relation to prescription drugs sales. We have adjusted our sales model and relevant functions of our online platforms in response to such warnings and penalties. However, it remains uncertain that our sales model and online platforms as adjusted are and will be in full compliance with the relevant laws and regulations, which are evolving and subject to changes. In addition, due to the complexity of our IT system, its potential errors, or human errors, mistakes or misconduct, we cannot assure you that we can fully comply with and meet the requirements under all laws and regulations related to the sale of prescription drugs. Any failure to comply with such laws and regulations could materially and adversely affect our business, results of operations, financial condition and prospects.

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

We are exposed to risks inherent in marketing, distributing and selling pharmaceutical and other health and wellness products in China. Claims, customer complaints or administrative penalties may arise if any of the products we market and distribute are deemed or proven to be unsafe, ineffective or defective, or they are found to contain illicit substances. We may also be subject to allegations of having engaged in practices such as improper filling of prescriptions, distribution of counterfeit and substandard medicines, or providing inadequate warnings or insufficient or misleading disclosures of side effects.

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

We face risks of medical liability claims against us, in which case we may need to bring claims against or seek compensation from our external doctors. Adequate professional malpractice insurance coverage may not be available to our external doctors or us in the future on commercially acceptable terms, or at all.

Any claims made against us that are not fully covered by insurance could be costly to defend against, result in substantial damage awards against us and divert the attention of our management and our external doctors from our operations, which could have a material adverse effect on our business, financial condition, results of operations and reputation.

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

According to the agreement signed between 1 Pharmacy Technology and its investors in 2020, if the proposed STAR Listing was not completed by June 30, 2023, the investors would have the right to request that Yao Wang redeem all or part of their equity at the original investment cost, plus an annual interest rate of 6%. As of December 31, 2025, an amount of RMB1.1 billion has been recorded under redeemable non-controlling interests and accrued expenses and other current liabilities. This amount is owed to a group of investors in 1 Pharmacy Technology pursuant to equity investments made in 2020, as previously disclosed. 111 has received redemption requests from certain such investors in accordance with the terms of their initial investments in 1 Pharmacy Technology. We have reached agreements with or received commitment letters from all investors to restructure the redemption obligations through phased repayments over extended periods, if the holders exercise their redemption rights. As of March 31, 2026, we had repaid approximately RMB282.2 million (US$40.4 million) to all investors in 1 Pharmacy Technology as a result of the holders exercising their redemption rights. Following further discussions, investors representing 57.2% the total outstanding principal amount have agreed to further restructure the redemption obligation at extended periods, if the holders exercise their redemption rights.

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

As our pharmaceutical retail and wholesale businesses carry a wide range of products and maintain significant inventory levels for a substantial portion of our merchandise, we may be unable to sell such inventory in sufficient quantities or during the relevant sales seasons. We had net write-downs of our inventories to their net realizable value of RMB19.9 million, RMB3.9 million, and RMB1.8 million (US$0.3 million) in 2023, 2024, and 2025 respectively. Inventory levels in excess of customer demand may result in inventory write-downs, expiration of products or an increase in inventory holding costs and a potential negative effect on our liquidity.

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

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality agreements with our employees and third parties, to protect our proprietary rights. Despite these measures, it is often difficult to enforce intellectual property rights in China. Even where adequate laws exist, certain procedural issues create effective obstacles to the proper enforcement of intellectual property rights. In addition, the available remedies in both court proceeding and through administrative enforcement are often inadequate to address infringement or to provide intellectual property rights holders with full compensation for the losses caused. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce confidentiality undertakings in China. In addition, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, we may become an attractive target to copycat websites or mobile apps that attempt to cause confusion or traffic diversion from use because of our brand recognition.

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

The failure of external doctors to provide adequate and proper service to consumers may have a material and adverse effect on our business, financial condition and results of operations.

Our external doctors and other employees, may provide sub-standard services, mishandle sensitive information, engage in other misconduct or commit medical malpractice, which could subject us to medical liability claims. Our business, financial condition, results of operations and reputation may be materially and adversely affected if any such claims are made against us in connection with these actions. See “—We may become subject to product liability and medical liability claims, which could cause us to incur significant expenses and be liable for significant damages if not covered by insurance.” With respect to external doctors, as they often work remotely, we have limited control over them as well as the quality of their online medical consultation services. There can be no assurance that our risk management procedures will be sufficient to monitor their performance and control the quality of their work. In the event that the external doctors fail to comply with the contractual obligations and applicable laws in relation to the provision of our online consultation services, our user experience could deteriorate, and we may suffer as a result of any actual or alleged misconduct by them, which could materially and adversely affect our business, financial condition, results of operations and reputation.

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

In addition, since 2019, the State Council and other relevant authorities have issued a series of policies on deepening the reform of medical and healthcare system which is intended to organize centralized procurement, lower drug price, reduce the burden on patients of drug costs, and lower the transaction costs of pharmaceutical enterprises. The Guidance on Improving “Internet +” Medical Service Price and Medical Insurance Payment Policies issued by the National Healthcare Security Administration, or the NHSA, proposed to improve project management, optimize the pricing mechanism and clarify the payment policy of “Internet +” medical services. Although such policies may lower the transaction costs of the pharmaceutical enterprises and increase the amount of drugs purchased, they may also reduce the sales prices of the drugs and increase market competition within the pharmaceutical industry. On April 14, 2026, the General Office of the State Council issued the Guidelines on Improving the Drug Price Formation Mechanism which put forward relevant proposals for further improving the drug price formation mechanism. These include, among others, leveraging the characteristics of online pharmacies to routinely conduct online and offline price comparisons, analyze abnormal prices, and promote fair and reasonable pricing of drugs across different channels, guiding online platform operators to strengthen the management of online pharmacies in their platforms. While there are still uncertainties relating to the actual implementation of such policies, the downward pressure brought by government policies on drug prices may adversely affect our business, financial condition and results of operations.

If any failure to implement and maintain an effective system of internal controls results in a material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the trading price of the ADSs may be materially and adversely affected.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.”

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

Our future success depends heavily upon the continued services of our senior executives, key research and development personnel and key sales and marketing personnel. We rely on the expertise and experience of our founders, Dr. Gang Yu and Mr. Junling Liu, especially in areas of supply chain management and e-commerce. Our research and development team is critical to the development of proprietary technologies used by our retail and wholesale businesses, and realization of the potential benefits of our intellectual property. In addition, success in the distribution of our products depends on the dedication and skills of our sales and marketing personnel. Accordingly, our ability to attract and retain key personnel is a critical factor in our competitiveness. Competition for these individuals could require us to offer higher compensation and other benefits in order to attract and retain them, which could increase our operating expenses and, in turn, materially and adversely affect our financial condition and results of operations. If we are unable to attract or retain the personnel required to achieve our business objectives, our business could be severely disrupted.

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

We have obtained insurance to cover certain potential risks and liabilities, such as property insurance policies covering certain equipment and other property that are essential to our business operations to safeguard against risks and unexpected events. However, we may not be able to acquire any insurance for certain types of risks such as business liability or service disruption insurance for all of our operations in the PRC, and our coverage may not be adequate to compensate for all losses that may occur, particularly with respect to loss of business or operations. For example, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. Any business disruption, litigation, regulatory action, outbreak of epidemic disease or natural disaster could also expose us to substantial costs and diversion of resources. There can be no assurance that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

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

We lease properties for our offices and fulfillment centers. We may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow and failure in relocating our affected operations could adversely affect our business and operations.

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

We invest significant resources in a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our services and products. However, our brand promotion and marketing activities may not be well received and may not result in the levels of sales that we anticipate. Meanwhile, marketing approaches and tools in the PRC internet healthcare market are continually evolving, which may further require us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share and materially and adversely affect our financial condition, results of operations and profitability. In addition, we are subject to certain limitations in promoting services and products. Our external doctors and other relevant parties in the provision of our medical and wellness services have to comply with rules and regulations that restrict the promotion or dissemination of information about the professional healthcare services and practice provided by licensed doctors, and the publication or marketing efforts for the predominant purpose of promoting the products or services of doctors to consumers or potential consumers. Such restrictions may affect our ability to further enhance our brand recognition or secure new business opportunities in the future.

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

There can be no assurance that our existing practices of monitoring our information dissemination process and publication would continue to be effective and would comply fully with laws and regulations. Should there be any change in the relevant rules and regulations, or change of interpretation thereof, we, our external doctors and other relevant third parties may be regarded as breaching the relevant rules and regulations and may be subject to regulatory penalties or disciplinary actions, which may materially and adversely affect our business and reputation.

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

The PRC government has recently published new policies that affected our industry, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could further adversely affect our business, financial condition and results of operations. We are a Cayman Islands holding company that does not engage in operations itself but rather conducts its operations through its subsidiaries, which involves unique risks to investors. Chinese regulatory authorities could change the rules and regulations regarding foreign ownership in the industry in which we operate, which would likely result in a material change in our operations and/or a material change in the value of our securities, including that it could cause the value of such securities to significantly decline or become worthless. Furthermore, the PRC government has also recently published new regulations and guidance to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. See “—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.” Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. In addition, China enacted its amended Company Law, which took effect on July 1, 2024. The changes are significant in many respects and deeply affect companies incorporated in China, including a new rule that requires shareholders of limited liability companies to make their capital contributions in full within five years. We cannot assure you that we will be able to comply with these new laws and regulations in all respects, and we may be ordered to rectify, suspend or terminate any actions or services that are deemed illegal by the regulatory authorities and become subject to material penalties, which may materially harm our business, financial condition, results of operations and prospects.

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

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including but not limited to the MOFCOM, the MIIT, the NMPA, the NHC, the SAMR and the CAC and their counterparts. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of pharmaceutical operation, medical and healthcare services and internet-related business, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in such business. The laws and regulations related to medical and healthcare services and internet-related business are evolving, and their interpretation and enforcement involve uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. For example, under PRC laws, an entity must obtain the pharmaceutical operation license from the NMPA or its counterpart for conducting pharmaceutical wholesale and retail business, the value-added telecommunication service operating licenses from the MIIT or its counterpart for either online information services or third-party e-commerce platform, and an online drug transaction third-party platform shall file its relevant information to competent drug supervision and administration department, among others. We have made great efforts to obtain all applicable licenses and permits necessary to our main business. However, the interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the pharmaceutical operation, medical and healthcare services and internet-related business have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, pharmaceutical operation, medical and healthcare services and internet-related business industry in China, including our business, we cannot assure you that we have obtained all the permits or licenses required for conducting our business or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

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

In 2008, SAFE promulgated the Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, which used to regulate the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting the usage of converted Renminbi. In March 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises, or Circular 19. Circular 19 took effect as of June 1, 2015 and superseded Circular 142 on the same date. Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises and allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi fund converted from their foreign exchange capitals for expenditures beyond their business scopes. In June 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or Circular 16. Circular 16 continues to prohibit foreign-invested enterprises from, among other things, using the Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing (except for guarantee products issued by a bank or otherwise permitted by laws), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use (except for real estate enterprise). Pursuant to the Notice of the State Administration of Foreign Exchange on Further Promoting Cross-border Trade and Investment Facilitation, or Circular 28, promulgated on October 23, 2019, non-investment foreign invested enterprises are allowed to invest their capital in domestic equity in accordance with laws and regulations on the condition that such investment is not in violation of the Special Administrative Measures for Admission of Foreign Investment (Negative List) in force and the domestic projects to be invested shall be authentic and legal. According to the Circular on Optimizing the Administration of Foreign Exchange to Support the Development of Foreign-related Business, or SAFE Circular 8, issued by the SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments using the income under their capital accounts generated from their capital, foreign debt and overseas listing, without providing materials evidencing the authenticity in advance, provided that the capital usage is authentic and compliant with the current capital account income usage management regulations. The concerned bank is required to conduct spot checks in accordance with the relevant requirements. The Notice on Further Deepening Reforms to Facilitate Cross - Border Trade and Investment promulgated by SAFE on December 4, 2023, or SAFE Notice 28, facilitates the payment and use of the funds for equity transfer of the reinvestment by foreign - invested enterprises (FDI) in the PRC and the funds raised through overseas listing. The asset realization account under the capital account is adjusted to settlement account under the capital account, and the equity transfer consideration in foreign currency received by a PRC transferor from a PRC entity or the funds in foreign currency raised by a PRC enterprise through overseas listing may be directly remitted into the settlement account under the capital account and be settled and used autonomously. The Notice on Matters Concerning Deepening the Reform of Foreign Exchange Management for Cross-border Investment and Financing promulgated by SAFE on September 12,2025, or SAFE Notice 43, allows non-financial enterprises to use their capital account income (from capital or foreign debt) for domestic payments under the principle of genuine and self-use purposes. Banks may, based on the enterprise’s compliance status and risk profile, determine the proportion and frequency of ex-post random checks on such payments. However, as these circulars are relatively new, there are still uncertainties regarding its interpretation, implementation and enforcement. All of these factors may significantly limit our ability to transfer to and use in China the net proceeds from our initial public offering, which may adversely affect our business, financial condition and results of operations.

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

Pursuant to the EIT Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or the Double Taxation Arrangement, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations.

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

As of March 31, 2026, our founders, Dr. Gang Yu and Mr. Junling Liu, beneficially own all of our issued and outstanding Class B ordinary shares. These Class B ordinary shares constitute approximately 41.0% of our total outstanding share capital and 91.2% of the aggregate voting power of our total outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Sales of ADSs in the public market, or the perception that these sales could occur, could cause the trading price of the ADSs to decline. As of March 31, 2026, we have 175,939,278 ordinary shares outstanding, including 103,939,278 Class A ordinary shares. All of our ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than copies of our memorandum and articles of association, register of mortgages and charges, any special resolutions passed by our shareholders, and a list of the names of our current directors upon payment of a fee to the Cayman Registrar) or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

As of March 31, 2026, our directors and executive officers collectively owned an aggregate of 91.43% of the total voting power of our outstanding ordinary shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

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

We adopted our 2016 share incentive plan, or the 2016 Plan, in 2016 to promote our success and the interests of our shareholders by providing a means through which we may grant equity-based incentives to attract, motivate, retain and reward certain officers, employees, directors, consultants and other eligible persons and to further link the interests of recipients with those of our shareholders generally. We adopted certain share incentive policies in December 2013 and August 2014, or the 2013 Policy and the 2014 Policy, respectively. Since the adoption of the 2016 Plan, we stopped granting awards under the 2013 Policy or the 2014 Policy, although the outstanding awards under the 2013 Policy and the 2014 Policy are still being administered under their respective policies. In August 2018, we adopted our 2018 Share Incentive Plan, or the 2018 Plan, which replaced the 2016 Plan in its entirety. Upon the effectiveness of the 2018 Plan, we no longer grant any awards under the 2016 Plan. Outstanding awards granted under the 2016 Plan will remain effective and be subject to the terms and conditions of the 2018 Plan. Under the 2016 Plan, we were authorized to grant options to purchase ordinary shares of our company. The maximum number of ordinary shares which may be issued pursuant to all awards under the 2013 Policy, the 2014 Policy and the 2016 Plan is 13,671,109. Under the 2018 Plan, the maximum number of our shares that may be issued pursuant to all awards is 13,671,109, plus an annual increase on the first day of each fiscal year during the ten-year term of the 2018 Plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to the lesser of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by our board of directors. As of the date of this annual report, options to purchase 7,211,037 Class A ordinary shares and 60,000 restricted share units are granted and outstanding under the 2013 Policy, the 2014 Policy and the 2016 Plan, and options to purchase 2,182,198 Class A ordinary shares and 8,470,474 restricted share units are granted and outstanding under the 2018 Plan. On October 27, 2022, our board of directors resolved, effective December 31, 2022, that the exercise price per share of each option that was outstanding and not exercised, canceled, forfeited, or surrendered immediately prior to December 31, 2022, whether vested or unvested, shall be amended to US$0.01 per share and all other terms of the share options granted remain unchanged. For the financial impact of such modification to the exercise price, see Note 14 to our consolidated financial statements included elsewhere in this annual report. For more information about our share incentive plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation.” We believe the granting of share-based compensation is important to our ability to attract, retain and incentivize key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Based on the composition of our income and assets and the estimated value of our assets, including goodwill, which is based on the price of our ADSs, we believe that we were not a PFIC for our taxable year ended on December 31, 2025. However, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in large part, by reference to the market price of the ADSs, which has been and may continue to be volatile). Therefore, the risk of us being or becoming a PFIC will increase if during any taxable year our ADS price declines significantly.

In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. We also hold a substantial amount of cash. Accordingly, there can be no assurance that we will not be a PFIC for our 2026 or any future taxable year. If we were a PFIC for any taxable year during which a U.S. taxpayer holds ADSs or ordinary shares, the U.S. taxpayer generally would be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions,” and additional reporting requirements. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Item 4. Information on the Company

A.    History and Development of the Company

In 2010, our founders launched 1 Drugstore, one of the first online retail pharmacies in China. In January 2013, Yihao Pharmaceutical Chain established its subsidiary Shanghai Yaowang E-Commerce Co., Ltd., or Shanghai Yaowang. In May 2013, Yao Wang Holdings Ltd. was incorporated under the laws of the Cayman Islands as our offshore holding company, which changed its name to New Peak Group in June 2015, and subsequently changed its name to 111, Inc. in April 2018. In June 2013, Yao Wang Corporation Limited, or Yao Wang, was incorporated in Hong Kong as a wholly owned subsidiary of 111, Inc. 1 Pharmacy Technology (Shanghai) Co., Ltd. (previously known as Yao Fang Information Technology (Shanghai) Co., Ltd. and 1 Pharmacy Yao Fang Technology (Shanghai) Co., Ltd.), or 1 Pharmacy Technology, was established in August 2013 as a wholly owned subsidiary of Yao Wang in the PRC. In September 2013, 1 Pharmacy Technology entered into a series of contractual agreements with Guangdong Yihao Pharmacy Co., Ltd., or Yihao Pharmacy, Yihao Pharmaceutical Chain and Shanghai Yaowang and their respective shareholders such that Yihao Pharmacy, Yihao Pharmaceutical Chain and Shanghai Yaowang were each treated as a variable interest entity of 1 Pharmacy Technology, and 1 Pharmacy Technology consolidated the financial results of Yihao Pharmacy, Yihao Pharmaceutical Chain and Shanghai Yaowang in its consolidated financial statements in accordance with U.S. GAAP. We entered into these contractual agreements primarily due to the foreign ownership restrictions in value-added telecommunications services and medical institutions sectors in the PRC that were applicable to our then-effective business model.

Through 1 Pharmacy Technology, we obtained control over Yihao Pharmacy, Yihao Pharmaceutical Chain and Shanghai Yaowang, or collectively, the previous variable interest entities, based on a series of contractual arrangements. In February 2022, we obtained direct equity ownership in all of our previous variable interest entities through terminating such contractual arrangements following the adjustment of our business model which no longer involved businesses subject to foreign ownership restrictions. See below for details. In April 2024, Shanghai Yaowang was dissolved. As of the date of this annual report, we hold direct equity ownership in our former variable interest entities and no longer rely on any VIE structure.

In May 2018, Chongqing Yihao Pharmacy Co., Ltd. was established as a wholly owned subsidiary of Yihao Pharmacy in the PRC. In December 2018, Yihao Pharmacy transferred 100% equity interests in Chongqing Yihao Pharmacy Co., Ltd. to 1 Pharmacy Technology. In June 2018, Tianjin Yihao Pharmacy Co., Ltd. was established as a wholly owned subsidiary of Yihao Pharmacy in the PRC. In July 2018, Kunshan Yifang Pharmacy Co., Ltd. was established as a wholly owned subsidiary of Yihao Pharmacy. In August 2019, Chongqing Yihao Pharmacy Co., Ltd. purchased 100% of the equity interests in Hubei Yihao Pharmacy Co., Ltd. In October 2020 and November 2020, Shanxi Yihao Yaofang Pharmacy Co., Ltd. and Liaoning Yihao Pharmacy Co., Ltd. were established as wholly owned subsidiaries of Chongqing Yihao Pharmacy Co., Ltd. in the PRC. In September 2022, Chongqing Yihao Pharmacy Co., Ltd. purchased 51% of the equity interests in Gansu Yihaoyun Pharmacy Co., Ltd. from Gansu Rongkang Pharmaceutical Logistics Co., Ltd. In September 2022, Chongqing Yihao Pharmacy Co., Ltd. and Henan Derkang Logistics Co., Ltd. jointly established Henan Yihao Pharmacy Co., Ltd., in which Chongqing Yihao Pharmacy Co., Ltd. holds 51% of the share equity. In June 2023, Chongqing Yihao Pharmacy Co., Ltd. purchased 51% of the equity interests in Inner Mongolia Yihao Pharmacy Co., Ltd. from Inner Mongolia Haodong Technology Co., Ltd. In July 2024, Chongqing Yihao Pharmacy Co., Ltd. purchased 51% of the equity interests in Hubei Yihao Medicine Co., Ltd. from Hubei Yihui Medical Technology Co., Ltd. In September 2024, Chongqing Yihao Pharmacy Co., Ltd. purchased 51% of the equity interests in Xinjiang Yihao Medicine Co., Ltd. from Xinjiang Yunxiang Linghang Trading Co., Ltd. In the third quarter of 2025, we executed a strategic structural optimization plan by divesting our 100% equity interests in three subsidiaries, namely, Shanxi Yihao Yaofang Pharmacy Co., Ltd., Liaoning Yihao Pharmacy Co., Ltd. and Tianjin Yihao Pharmacy Co., Ltd. to independent third-party investors. Following the divestiture, these entities have joined our operating ecosystem as dedicated fulfillment partners serving our customers exclusively, which supports our core strategy of leveraging warehouse partnerships to drive asset-light, high-margin growth.

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

On August 17, 2020, 1 Pharmacy Technology completed the capital injection from new investors with an aggregate of RMB419.82 million (approximately US$60.49 million). On December 22, 2020, 1 Pharmacy Technology completed another round of financing with an aggregate of RMB515 million (approximately US$78.75 million). In connection with each round of the capital injection, the investors agreed to take all necessary and reasonable steps to facilitate the proposed listing of 1 Pharmacy Technology on the STAR Market. In the event the proposed STAR Listing was not completed by June 30, 2023, the investors would have the right to request that Yao Wang redeem all or part of their equity at the original investment cost, plus an annual interest rate of 6%. As of December 31, 2025, an amount of RMB1.1 billion has been recorded under redeemable non-controlling interests and accrued expenses and other current liabilities. This amount is owed to a group of investors in 1 Pharmacy Technology pursuant to equity investments made in 2020, as previously disclosed. 111 has received redemption requests from certain of such investors in accordance with the terms of their initial investments in 1 Pharmacy Technology. We have reached agreements with or received commitment letters from all investors to restructure the redemption obligations through phased repayments over extended periods, if the holders exercise their redemption rights. As of March 31, 2026, we had repaid approximately RMB282.2 million (US$40.4 million) to all investors in 1 Pharmacy Technology as a result of the holders exercising their redemption rights. Following further discussions, investors representing 57.2% the total outstanding principal amount have agreed to further restructure the redemption obligation at extended periods, if the holders exercise their redemption rights.

In May 2021, Yijianyikang Medical Technology (Shanghai) Co., Ltd. (“Yijianyikang”), a wholly owned subsidiary of 1 Pharmacy Technology, initiated the 1 Health Membership program to reward and nurture relationships with the pharmacies that purchase products from us. Since May 2021, Yijianyikang and 1 Pharmacy Technology have entered into multiple cooperation agreements with pharmacies that enrolled in the program and those pharmacies’ shareholders. Pursuant to these cooperation agreements, Yijianyikang granted to the shareholders of the relevant pharmacy options to purchase a certain number of shares in Yijianyikang that will vest over a four-year vesting period, subject to certain predetermined annual purchase target. Under certain circumstances, the shares in Yijianyikang that can be acquired through the vesting of the options will be converted into the shares of 111, Inc. at a specified conversion rate. As of the date of this annual report, shares granted to certain shareholders have vested as the four-year vesting period has terminated.

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

Our principal executive offices are located at 10th Floor, T1, Yuzhongxin, No. 268 Yubei Road, Pudong New Area, Shanghai, the People’s Republic of China. Our telephone number at this address is +86 21 2053 6666. Our registered office in the Cayman Islands is located at the offices of Vistra (Cayman) Limited, P.O. Box 31119, Grand Pavilion Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

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

B.   Business Overview

In 2010, our founders launched 1 Medicine Marketplace (1药网), one of the first online retail pharmacies in China. Today, we provide hundreds of millions of consumers with better access to pharmaceutical products and medical services, directly through our online retail pharmacy network. Our online wholesale pharmacy, 1 Pharmacy (1药城), serves as a one-stop shop for pharmacies, clinics and hospitals, among others, to source a vast selection of pharmaceutical products.

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

Our 1 Health Membership Pharmaceutical Company Enablement Program

We launched the 1 Health Membership program in May 2021. Our 1 Health Membership program was a membership model that effectively connected pharmaceutical companies with pharmacies and patients to empower small-to-mid size pharmacy chains, while promoting incremental products sales for pharmaceutical companies. This program allowed pharmaceutical companies to identify market opportunities through data integration, and leveraged on 1 Health’s sales power execute sales promotion strategy.

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
3.
New product development decisions: more effective product development insight is made based on market feedback on products

Digital marketing services

The company has built a strong professional medicine marketing team, with the help from information advantages and management efficiency of digital technology, company can provide more focused drug marketing services, to achieve a more comprehensive, in-depth and accurate understanding of drugs in downstream pharmacies, and then help upstream companies to achieve incremental sales of drugs, hence benefits consumers, drugstores, pharmaceutical companies and other partners

We ceased the 1 Health Membership Pharmacy Enablement Program in 2025. See “—Our Products and Services to Pharmacies—Our 1 Health Membership Pharmacy Enablement Program” for details.

Our Products and Services to Pharmacies

We have served more than 500,000 pharmacies as of December 31, 2025 to better serve their consumers. The pharmacy customers we serve include small and medium-sized retail pharmacy chains, independent pharmacies and in-house pharmacies within clinics and private hospitals, spanning across 31 provinces in China.

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

Our Direct Sales Model

We primarily conduct our wholesale distribution business through our direct sales model, where we procure pharmaceutical products from pharmaceutical companies or distributors and sell to our pharmacy customers. As of December 31, 2025, we directly sourced from more than 490 pharmaceutical companies. Leveraging our strong relationship with our suppliers, we offer a comprehensive selection of pharmaceutical products at market-competitive pricing. Under the direct sales model, we are responsible for the fulfillment and delivery of the products sold.

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

Our 1 Health Membership Pharmacy Enablement Program

We launched the 1 Health Membership program in May 2021 to reward and nurture relationships with the pharmacies that purchase products from us. Our 1 Health Membership program was a membership model that effectively connects pharmaceutical companies with pharmacies and patients to empower small-to-mid size pharmacy chains. This program allowed members who participated in this program to enjoy privileged benefits, including exclusive access to our vast selection and competitive prices, access to our proprietary systems that can help them manage inventory, optimize procurement process and improve product selection and assortment. The members were required to connect their ERP systems to our 1 Health Platform which was operated by Yijianyikang and were charged with SaaS service fee for usage of SaaS tools. We did not charge any membership fees. In order to incentivize these pharmacy chains to participate, the shareholders of the pharmacies that enrolled in the program were granted options to purchase a certain number of shares in Yijianyikang, one of our subsidiaries. In October 2023, we launched an improved version of the 1 Health Membership program. Enrolled pharmacies received pecuniary interest in 1 Pharmacy Technology based on the amounts of their total purchases. For further details, see “Item 4. Information on the Company-A. History and Development of the Company.”

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

We ceased the 1 Health Membership Pharmacy Enablement Program in 2025, primarily because (i) the 1 Health Membership Pharmacy Enablement Program was established mainly to promote our products and services at their early stage; and (ii) we strategically focus on non-project-based business to enhance our operational efficiency as our business scale continued to grow.

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

Our Products and Services to Consumers

Our Online Retail Pharmacy

Our online retail pharmacy is an integral part of our holistic online and offline platform. In 2010, our founders launched our online retail pharmacy, 1 Medicine Marketplace, to fulfill the healthcare needs of consumers. 1 Medicine Marketplace is currently available through our 1 Medicine Marketplace app or website. We provide consumers with a wide variety of pharmaceutical products and other merchandise, including drugs, nutritional supplements, medical supplies and devices, personal care products as well as baby products. We operate our online retail pharmacy under either direct sales model or the marketplace model.

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

Our Product Offerings to Consumers

We carry diverse and comprehensive products in our online retail pharmacies. Our unique integrated retail and wholesale supply chain and inventory management combines the management of retail and wholesale SKUs. The merchandise offered by us and the marketplace sellers can be broadly classified into the following major categories:

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

Customer Service and Satisfaction

Providing satisfactory customer services is a high priority. Our commitment to consumers is reflected in the high service quality provided by our customer service staff and speedy fulfillment and delivery services. We have high levels of customer satisfaction, as evidenced by a customer satisfaction rate over 98.1% on 1 Medicine Marketplace and about 96.2% on 1 Pharmacy in 2025.

Our Key Capabilities and Competitive Advantages to Achieve Healthcare Industry Digitization

Technology and IT Infrastructure

Our proprietary technology is one of our core competitive advantages. As of December 31, 2025, our technology and IT team consisted of 144 employees, including core team members with extensive experience with leading internet, online retail and e-commerce companies in China. We have built our technology platform primarily relying on proprietary software and systems that we have developed in-house. We develop and maintain various online platforms that connect the respective systems of various participants in the healthcare ecosystem, enabling them to access our services and connect with other participants in the ecosystem. As a result, they are able to conveniently share information and conduct their operations efficiently over our platform.

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

Supply Side Engagement

Our management of the supply side encompasses selection of suppliers and effective management of our relationships with pharmaceutical companies and distributors. We have an extensive network of suppliers, consisting primarily of pharmaceutical companies and distributors. As of December 31, 2025, we directly sourced from more than 490 pharmaceutical companies. We believe that competitive sources are readily available for substantially all of the merchandise we carry on our platform, and we have diversified our procurement sources to obtain more favorable terms and minimize our inventory risk.

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

Our Relationship with Pharmaceutical Companies and Key Suppliers

We have dedicated teams that work closely with our top suppliers, especially pharmaceutical companies, to strengthen our relationships with them. For the same product, the price from a pharmaceutical company is generally lower than from a distributor. We aim for qualification by major pharmaceutical companies as a “tier one” distributor so as to directly source from them. As of December 31, 2025, we had obtained such qualifications and directly source from more than 490 pharmaceutical companies. We also seek to cooperate with other “tier one” distributors who may have negotiated attractive prices for particular products. Our cooperation with these suppliers allows us to expand our product offerings and procure products manufactured by pharmaceutical companies without an established relationship with us. We intend to help pharmaceutical companies expand their end user base by leveraging our network of pharmacies. We also provide them with customized channel management services, as well as data flow, operational support, marketing, user data analysis and other value - added services. Together with pharmaceutical companies, we work to develop medical know - how including academic content and product trainings.

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

Fulfillment and Delivery

As of December 31, 2025, our fulfillment network consisted of 18 regional fulfillment centers strategically located in Southern China, Eastern China, Northern China, Western China, Central China, northwest China, and northeast China. In the future, we plan to further improve the automation level and operation efficiency of these fulfillment centers.

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

We are generally able to deliver to 23 provinces and cities within 24 hours, and over 90% of areas nationwide, except for remote areas, within 72 hours.

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

In May 2023, we entered the Tibetan area for the prevention and control of hydatid disease. On the 73rd International Children’s Day, we initiated an event to sell idle items organized by employees, with all proceeds directed to the public welfare project at the Children’s Hospital. In March 2025, we collaborated with a third-party pharmaceutical company to donate to the China Social Welfare Foundation.

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

Intellectual Property

We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have registered 31 software copyrights with the PRC National Copyright Administration. We have 27 registered domain names, including 111.com.cn and yaoex.com. As of December 31, 2025, we had 332 registered trademarks, including our “1药网” trademark. As of the same date, we had 33 granted patents in the areas of digital health, big data analytics, and SMART supply chain technology with the China National Intellectual Property Administration.

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

Regulation Relating to Foreign Investment

Investment in the PRC conducted by foreign investors and foreign-owned enterprises shall comply with the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which was first issued in 1995 and amended from time to time. The current effective Catalogue was promulgated by the MOFCOM and the NDRC in June 2017 and became effective in July 2017, and contains specific provisions guiding market access of foreign capital and stipulates in detail the areas of entry pertaining to the categories of encouraged foreign-invested industries, restricted foreign-invested industries and prohibited foreign-invested industries. The latter two categories are included in the negative list, which was first introduced into the Catalogue in 2017, and listed, in a unified manner, the restrictive measures for the entry of foreign investment. On September 9, 2024 and October 26, 2022, the MOFCOM and the NDRC jointly promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2024 Edition) and the Catalog of Industries for Encouraged Foreign Investment (2025 Edition) respectively, to replace the former negative lists and the Catalogue, which took effect on November 1, 2024 and February 1, 2026 respectively. Any industry not listed in the Catalogue and the Negative List is a permitted industry and generally open to foreign investment unless specifically prohibited or restricted by PRC laws and regulations. According to the Negative List, value-added telecommunications services (with the proportion of foreign investment not exceeding 50%, except for e-commerce) are restricted for foreign investment. 1 Pharmacy Technology, our PRC subsidiary, is a foreign-invested enterprise and conducts technical services and consultation and sale of goods that falls in permitted industries for foreign investment. Wuhan Central China, our 70% owned PRC subsidiary, is an entity invested by a foreign-invested enterprise and conducts online B2B pharmaceutical e-commerce business which is classified as a type of value-added telecommunications services. It falls in the restricted foreign-invested industry but is not subject to the 50% foreign investment restriction. In February 2023, we established a PRC subsidiary Guangzhou Yihao Internet Information Technology Co., Ltd. (“Guangzhou Yihao”), which obtained certificate for value–added telecommunications services in July 2023 that falls within the restricted foreign–invested industry but is not subject to the 50% foreign investment restriction.

The Foreign Investment Law and its implementation of regulations came into effect on January 1, 2020 and replaced the trio of laws regulating foreign investment in China. Under Foreign Investment Law, foreign investment refers to investment activity directly or indirectly conducted by foreign natural persons, enterprises or other organizations, including the following circumstances: (i) a foreign investor establishes a foreign-funded enterprise within the territory of China, independently or jointly with any other investor; (ii) a foreign investor acquires shares, equities, property shares or any other similar rights and interests of an enterprise within the territory of China; (iii) a foreign investor makes investment to initiate a new project within the territory of China, independently or jointly with any other investor; and (iv) a foreign investor makes investment in any other way stipulated by laws, administrative regulations or provisions of the State Council. Foreign investors shall not invest in any field forbidden by the negative list for access of foreign investment and shall conform to the investment conditions stipulated under the negative list for any field restricted by the negative list. Fields not included in the negative list shall be managed under the principle that domestic investment and foreign investment shall be treated uniformly. In addition, a foreign investment information reporting system shall be established and foreign investors or foreign-funded enterprises shall submit the investment information to competent departments for commerce through the enterprise registration system and the enterprise credit information publicity system.

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

Internet Information Services and Online Data Processing and Transaction Processing Business

In September 2000, the State Council promulgated the Measures for the Administration of Internet Information Services, or the ICP Measures, as last amended in December 2024. Under the ICP Measures, the internet information services are divided into commercial internet information services and non-commercial internet services. The operators of non-commercial internet information services must file with relevant governmental authorities and operators of commercial internet information services in China must obtain a license for internet information provision, or ICP license, from the relevant governmental authorities, and the provision of particular information services, such as news, publishing and education, and must also comply with relevant laws and regulations and obtain the approval from competent governmental authorities.

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

Regulations Relating to Pharmaceutical Operation and Service

Pharmaceutical Operation

In September 1984, the SCNPC promulgated the Drug Administration Law, which was amended in 2001, 2013, 2015 and 2019 respectively to regulate all entities or individuals engaging in research, manufacture, operation, use, supervision and management of drugs within the PRC. According to the Drug Administration Law, no pharmaceutical operation, including pharmaceutical wholesale and pharmaceutical retail business, is permitted without obtaining the Pharmaceutical Operation License. The Implementation Rules for the Drug Administration Law, was promulgated by the State Council in August 2002 and last amended in 2026, which emphasized the detailed implementation rules of drugs administration.

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

The revised Drug Administration Law abolishes the restrictions on online sale of prescription drugs and only prohibits special types of drugs to be sold via the internet, including vaccines, blood products, anesthesia and psychiatric drugs, toxic drugs for medical use, radiative drugs, pharmaceutical precursor chemicals or other drugs subject to special administration. This new law adopts the principle of keeping the online and offline sales consistent, under which the entity conducting online sale of drug shall possess a valid license for medicine operation and the third-party platform provider shall examine the qualifications of the drug marketing permit holders and drug operation enterprises applying to operate on its platform, ensure that they meet legal requirements, and manage the drug operation behaviors occurring on the platform. According to the Implementation Rules for the Drug Administration Law, the third-party platform provider shall establish and improve a quality management system for online drug sales, set up corresponding management departments, equip relevant professionals such as pharmaceutical technicians, and formulate and implement systems for drug quality management, distribution management.

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

In December 2017, the CFDA promulgated the Administration and Supervision Measures of Online Sales of Medical Devices, or the Online Medical Devices Sales Measures, which became effective in March 2018. According to the Online Medical Devices Sales Measures, enterprises engaged in online sales of medical devices must be medical device manufacture and operation enterprises with medical devices production licenses or operation licenses or being filed for record in accordance with laws, unless such licenses or record-filing is not required by laws and regulations, and the third-party platform for provision of online medical devices transaction services shall obtain an Internet Drug Information Services Qualification License and shall file with competent food and drug regulatory department. Either enterprises for online sales of medical devices or enterprises for provision of medical devices online transaction services shall take technical measures to ensure the data and materials of medical devices online sales are authentic, completed and retrospective, for example the records of sale information of medical devices shall be kept for two years after the valid period of the medical devices, and for no less than five years in case of no valid period, or be kept permanently in case of implanted medical devices. In March 2022, the NMPA promulgated the Supervision and Management Measures on Medical Devices Operation, according to which online medical devices sellers shall comply with relevant provisions of laws, regulations and rules. According to the Administrative Standard of Medical Devices Online Sales Quality, operators engaging in online sales activities or e-commerce platform operators providing services for online medical devices trading shall establish a quality management system and ensure its effective operation. Online sellers shall establish a corresponding quality management department or designate specialized personnel to fulfill duties such as information review and risk monitoring. Platform operators shall conduct real-name registration of sellers, examine their licenses and filings as well as the registration and filing of the products sold, and take effective measures to manage the conducts of sellers operating on their platforms. According to the Medical Devices Administration Law (Draft for Comment) issued by the NMPA in August 2024, the operators of the medical device e-commerce platform shall, in accordance with the law, carry out real-name registration of the medical device online sales operators who apply to enter the platform, review their medical device business license, filing situation, and the registration and filing situation of the medical device products operated by them, to ensure that they meet the legal requirements. The Compliance Guidelines for Online Retail of Prescription Drugs (Draft for Comments) was issued by the NMPA in September 2025, which provides general compliance guidance for the online retail of prescription drugs in the PRC, focusing on ensuring drug quality and safety. As of the date of this annual report, these drafts had yet to come into effect.

The Regulations on the Record-Filing Management of Internet Information Services for Drugs and Medical Devices promulgated by the NMPA in December 2025 establish a filing system for entities providing internet-based information services related to drugs and medical devices, with provincial-level drug regulatory authorities.

Regulations Relating to Online Trading

The Measures for the Supervision and Administration of Online Trading, or the Online Trading Measures, promulgated by the SAMR in March 2021and amended in March 2025, stipulates the obligations of online trading operators, including the online trading platform operators, operators within the platform, self-built website operators and online trading operators that carry out online trading activities through other network services. Social networking, live streaming or other network services providers provide online business premises, commodity browsing, order generation, online payment or other online trading platform services for operators shall fulfill the obligations of online trading platform operators in accordance with the law. The MOFCOM promulgated the Provisions on the Procedures for Formulating Transaction Rules of Third-Party Online Retail Platforms (Trial) in December 2014, which became effective in April 2015, to guide and regulate the formulation, revision and enforcement of transaction rules by online retail third-party platforms operators. These measures impose more stringent requirements and obligations on third-party platform operators. For example, third-party platform operators are obligated to make public and file their transaction rules with MOFCOM or their respective provincial counterparts, examine and register the legal status of each third-party merchant selling products or services on their platforms and display on a prominent location on a merchant’s webpage the information stated in the merchant’s business license or a link to its business license. Where third-party platform operators also act as online distributors, these third-party platform operators must make a clear distinction between their online direct sales and sales of third-party merchant products on their third-party platforms. Furthermore, in August 2018, the SCNPC promulgated the E-Commerce Law, which took effect on January 1, 2019 and aims to regulate the e-commerce activities conducted within the territory of the PRC. According to the E-Commerce Law, e-commerce operators shall comply with the principles of voluntariness, equality, fairness, and good faith, abide by laws, observe business ethics, equally participate in market competition. It further strengthened the performing obligations of e-commerce operators regarding to the protection of consumers’ rights and interests, environmental protection, intellectual property protection, and the protection of cyberspace safety and personal information, and also emphasized the commitment by e-commerce operators over the quality of products and services. In 2025, the SAMR, together with other relevant authorities, promulgated a series of circulars to further regulate the transactions on online trading platforms to ensure fairness and transparency for all parties involved in online transactions, such as the Measures for the Supervision and Administration of Online Trading Platform Rules, the Compliance Guidelines for Charging Practices of Online Trading Platforms, and the Rules on Price-Related Conducts of Internet Platforms. In December 2024, the SAMR issued the Interim Measures for Collaborative Investigation of Law Enforcement in Online Transactions, which came into effect in January 2025. According to these Measures, the market supervision and administration department has the right to require the platform operators of online transaction to provide information of relevant operators within the platform and relevant transaction information, verify and confirm the cooperative investigation matters and reply to the results when conducting law enforcement activities.

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

Regulations Relating to Food Business

General Administration on Food Operation

The Food Safety Law of the People’s Republic of China, which was effective as from June 2009 and last amended by the SCNPC in September 2025, and the Implementation Regulations of the Food Safety Law of the PRC, which took effect as from July 2009 and were amended by the State Council in 2016 and 2019, regulate food safety and set up a system of the supervision, monitoring and evaluation of food safety and adopt food safety standards. The State Council implements a licensing system for the food production and transaction. To engage in food production, sale or catering services, the business operator shall obtain a license in accordance with the laws, with an exception for sales of edible agricultural products or prepackaged food. Sales of prepackaged food shall be filed with relevant food safety administrations. Furthermore, the State Council implements strict supervision and administration for special categories of foods such as healthcare food, special formula foods for medical purposes and infant formula.

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

Pursuant to the Interim Administrative Measures on Drugs, Medical Devices, Health Foods and Foods for Special Medical Purposes Advertisements Examination, which took effect in March 2020, the drugs, medical devices, health foods and foods for special medical purposes advertisements shall be examined according to such measures. The applicants for such advertisements must be the holders of the registration certificate or record-filing certificate of the drugs, medical devices, health foods and foods for special medical purposes or the production or operation enterprises it authorized. The valid period of drugs, medical devices, health foods and foods for special medical purposes advertisement license numbers shall be consistent with the shortest one of the valid periods of the registration certificate, record-filing certificate or production license of the product. In the case of no valid period stipulated in such documents, the valid period of the advertisement license numbers shall be two years. And the content of approved advertisement may not be altered without prior approval, otherwise a new examination shall be reapplied for the revised content of drug and medical device advertisement.

Regulations relating to Internet Information Security and Privacy Protection

PRC government authorities have enacted laws and regulations with respect to internet information security and protection of personal information from any abuse or unauthorized disclosure. Internet information in China is regulated and restricted from a national security standpoint.

The Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, promulgated by SCNPC, took effect in June 2017 and amended in October 2025, is formulated to maintain the network security, safeguard the cyberspace sovereignty, national security and public interests, protect the lawful rights and interests of citizens, legal persons and other organizations, and requires that a network operator, which includes, among others, internet information services providers, take technical measures and other necessary measures to safeguard the safe and stable operation of the networks, effectively respond to the network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Cyber Security Law reaffirms the basic principles and requirements set forth in other existing laws and regulations on personal information protections and strengthens the obligations and requirements of internet service providers, which include but are not limited to: (i) keeping all user information collected strictly confidential and setting up a comprehensive user information protection system; (ii) abiding by the principles of legality, rationality and necessity in the collection and use of user information and disclosure of the rules, purposes, methods and scopes of collection and use of user information; and (iii) protecting users’ personal information from being leaked, tampered with, destroyed or provided to third parties. Any violation of the provisions and requirements under the Cyber Security Law and other related regulations and rules may result in administrative liabilities such as warnings, fines, confiscation of illegal gains, revocation of licenses, suspension of business, and shutting down of websites, or, in severe cases, criminal liabilities. In March 2025, the CAC promulgated the Circular on Seeking Public Comments on the Cyber Security Law of the People’s Republic of China (Second Draft Amendment for Comments), which further details and classifies legal liabilities of the network operators and critical information infrastructure operators, strengthens the platform’s governance responsibility for illegal information, and introduces punishment exemption circumstances, etc.

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

The Administrative Measures for Personal Information Protection Compliance Audit were promulgated by the CAC on February 12, 2025, and took effect on May 1, 2025. According to these measures, personal information processors who process personal information of more than 10 million individuals should conduct personal information protection compliance audit (the “Compliance Audit”) at least every two years, who process personal information of more than 1 million individuals shall designate a person responsible for the Compliance Audit, and who provide important Internet platform services, with large number of users and have complex business types shall establish an independent organization composed mainly of external members to supervise the Compliance Audit. Under certain circumstances, the CAC and other departments that perform the duty of personal information protection may require the personal information processors to entrust professional organizations to conduct Compliance Audit.

Regulations Relating to Anti-Monopoly and Anti-Unfair Competition

According to the PRC Anti-Unfair Competition Law, which was last amended on June 27, 2025, unfair competition refers to situations where business operators disrupt the market competition order and damages the legitimate rights and interests of other business operators or consumers in violation of the provisions of the PRC Anti-Unfair Competition Law in their production and operating activities. The SAMR promulgated the Interim Provisions on Anti-Unfair Online Competition on May 6, 2024, which came into effect on September 1, 2024. Pursuant to the provisions, a platform operator with competitive advantages, without justifiable reasons, shall not make use of technical means to abuse background transaction data, traffic or other information advantages and management rules, to impede or disrupt the normal operation of cyber goods or services legally provided by other business operators and disrupt the fair competition order of the market by shielding any third party’s operating information or unjustifiably interfering with the display order of goods or otherwise.

The PRC Anti-Monopoly Law, which was last amended on June 24, 2022, applies to monopolistic practices in China, including (i) conclusion of monopoly agreements; (ii) abuse of the dominant market position by undertakings; and (iii) concentration of undertakings that has or may have the effect of eliminating or restricting competition. If a business operator violates the PRC Anti-Monopoly Law, it may be subject to an order to cease the violation, confiscation of illegal gains, and a fine of up to 10% of its preceding year’s sales revenue. Where the violation involves extremely serious circumstances, extremely negative impact, or grave consequences, a fine of 2 to 5 times the amount calculated based on the aforementioned percentage may be imposed. The 2022 amendment to the PRC Anti-Monopoly Law introduced a “safe harbor” for vertical monopoly agreements entered into by operators whose market share falls below a specific threshold to be set by the SAMR, granted the SAMR the power to suspend the review period in merger investigations under specified circumstances, allowed public prosecutors to bring a civil public interest lawsuit based on monopolistic behaviors, and significantly increased the penalties for violation of PRC Anti-Monopoly Law, among others. This amendment emphasized the enforcement of PRC Anti-Monopoly Law in the internet and other key industries.

In February 2021, the Anti-Monopoly Guidelines for the Internet Platform Economy Sector were promulgated by the Anti-Monopoly Commission of the State Council. The guidelines, which are consistent with the PRC Anti-Monopoly Law, provide guidance on the identification of monopoly agreements, abuse of dominant market position and concentration of undertakings that may have the effect of eliminating or restricting competition in the field of platform economy.

In addition, the SAMR issued a series of guidelines in recent years to assist business operators in enhancing their capabilities for preventing, controlling and handling anti-monopoly compliance risks, such as the Overseas Anti-Monopoly Compliance Guidelines for Enterprises, the Anti-Monopoly Compliance Guidelines on Concentrations of Operators, and the Anti-Monopoly Compliance Guidelines for Internet Platforms.

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

Patent

According to the Patent Law of the People’s Republic of China promulgated by the SCNPC in 1984 and amended in 1992, 2000, 2008 and 2020, respectively, a patentable invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for a twenty-year term for an invention, a ten-year term for a utility model and a fifteen-year term for design, starting from the application date.

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

Value-Added Tax

The Value-Added Tax Law of the People’s Republic of China was promulgated by the Standing Committee of the National People’s Congress on December 25, 2024 and came into effect on January 1, 2026, according to which, entities and individuals (including individual businesses) engaged in sale of goods, services, intangible assets or real estate and importation of goods in China shall pay value-added tax. The Value-Added Tax Law and its implementation rules provide the definition of taxable transactions, specifies how to determine whether the taxable transaction took place in China, and renews the tax rates. According to a series of announcements published by the Ministry of Finance and the State Taxation Administration, the value-added tax levy rate applicable to the small-scale taxpayers is reduced to 1% until December 31, 2027.

C.   Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries as of the date of this annual report on Form 20-F:

(1)	For more details regarding the persons or entities that own 111, Inc., see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
(2)	Yao Wang Corporation Limited and HK Yiyaolian, one of our wholly-owned subsidiaries, collectively hold 90.96% equity of 1 Pharmacy Technology.

(3)	The following table illustrates the details of the shareholders of 1 Pharmacy Technology:
Name of Shareholders	Shareholding Percentage	Affiliation with the Company
Yao Wang Corporation Limited	Approximately 87.96%	Hong Kong subsidiary of the Company
Ningbo Youkai Venture Capital Partnership (LP)	Approximately 1.11%	Unaffiliated third-party investor
Shanghai SOE Reform & Development Equity Investment Fund Partnership (LP)	Approximately 0.74%	Unaffiliated third-party investor
Ningbo Liangji Industrial Co., Ltd.	Approximately 0.52%	Unaffiliated third-party investor
Zhenjiang Huixin Equity Investment Partnership (LP)	Approximately 0.41%	Unaffiliated third-party investor
Hezhou Hongshi Equity Investment Partnership (LP)	Approximately 0.11%	Unaffiliated third-party investor
Shanghai Yaoxing Business Management Partnership (LP)	Approximately 0.11%	A limited partnership formed by certain current and former employees of 1 Pharmacy Technology and other PRC subsidiaries of the Company
Shanghai Yaoshu Business Management Partnership (LP)	Approximately 0.08%	A limited partnership formed by certain current and former employees of 1 Pharmacy Technology and other PRC subsidiaries of the Company
Xinjiang Junying Hongyin Investment Management Partnership (LP)	Approximately 0.04%	Unaffiliated third-party investor
Tianjin Gangling Business Management Partnership (LP)	Approximately 1.85%

A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform, with the Company’s founders, Dr. Gang Yu and Mr. Junling Liu, and a PRC subsidiary of the Company, being three of its four partners

Tianjin Yaocheng Business Management Partnership (LP)	Approximately 1.13%

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

Tianjin Yaojun Business Management Partnership (LP)	Approximately 0.14%

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

Tianjin Yaogong Business Management Partnership (LP)	Approximately 0.38%

A limited partnership formed as 1 Pharmacy Technology’s employee equity incentive platform; its partners consist mainly of employees who are managers or above of 1 Pharmacy Technology and other PRC subsidiaries of the Company

SAIF Partners (Nanjing) Equity Investment Fund (LP)	Approximately 0.68%	Unaffiliated third-party investor
SAIF Partners (Huangshan) Tourist Culture Industrial Development Fund (LP)	Approximately 0.20%	Unaffiliated third-party investor
SAIF Partners (Nanjing) Hengzhun Venture Capital Fund (LP)	Approximately 0.14%	Unaffiliated third-party investor
Jiaxing Tengyuan Investment Partnership (LP)	Approximately 0.20%	Unaffiliated third-party investor

Name of Shareholders	Shareholding Percentage	Affiliation with the Company
Shanghai Shenli Business Management Partnership (LP)	Approximately 0.54%	Unaffiliated third-party investor
Huasai Zhikang (Shanghai) Equity Investment Fund Partnership (LP)	Approximately 0.34%	Unaffiliated third-party investor
Shanghai Zhangjiang Torch Venture Capital Co., Ltd.	Approximately 0.31%	Unaffiliated third-party investor
Shanghai Zhilin Yiqu Venture Capital Partnership (LP)	Approximately 0.27%	Unaffiliated third-party investor
Shanghai Technology Venture Capital Co., Ltd.	Approximately 0.22%	Unaffiliated third-party investor
Shanghai Pudong Renmin Zhaoyin Cultural Industry Equity Investment Fund Partnership (LP)	Approximately 0.20%	Unaffiliated third-party investor
Gongqingcheng Ideate Investment Management Partnership (LP)	Approximately 0.20%	Unaffiliated third-party investor
Shanghai Zhangjiang Technology Venture Capital Co., Ltd.	Approximately 0.14%	Unaffiliated third-party investor
Hangzhou Hengqin Investment Management Partnership (LP)	Approximately 0.07%	Unaffiliated third-party investor
Shanghai Yiyao Supply Chain Management Co., Ltd.	Approximately 0.81%	Subsidiary of the Company
(4)	The shareholders of Wuhan Central China Drug Trading Co., Ltd. include 1 Pharmacy Technology (70%) and Wuhan Zall Venture Capital Co., Ltd. (30%).
(5)	The shareholders of Gansu Yihaoyun Pharmacy Co., Ltd. include Chongqing Yihao Pharmacy Co., Ltd. (51%) and Gansu Rongkang Pharmaceutical Logistics Co., Ltd. (49%).
(6)	The shareholders of Henan Yihao Pharmacy Co., Ltd. include Chongqing Yihao Pharmacy Co., Ltd. (51%) and Henan Derkang Logistics Co., Ltd. (49%).
(7)	The shareholder of Xinjiang Yihao Medicine Co., Ltd. include Chongqing Yihao Pharmacy Co., Ltd. (51%) and Xinjiang Yunxiang Linghang Trading Co., Ltd. (49%).

D.   Property, Plant and Equipment

As of December 31, 2025, we leased office space in Shanghai with an area of approximately 2,495 square meters. As of the same date we also leased office space in Chongqing, Wuhan, Guangzhou and Lanzhou with a total area of approximately 3,300 square meters. With respect to our fulfillment centers, we leased these facilities with a total area of approximately 110,200 square meters in Kunshan, Chongqing, Wuhan and Guangzhou as of December 31, 2025. We lease our premises from unrelated third parties under operating lease agreements.

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

We are building our core competencies in the areas of smart supply chain, cloud-based solutions, big data and medical expertise, and are reshaping the pharmaceutical value chain in China using our New Retail platform. Not only did we served consumers directly through our online retail pharmacy, we also served more than 500,000 pharmacies to better serve their consumers as of December 31, 2025. Our online wholesale pharmacy, 1 Pharmacy, serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products.

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

Our revenue was RMB14.9 billion in 2023, RMB14.4 billion in 2024 and RMB12.6 billion (US$1.8 billion) in 2025, of which product revenues from the B2B segment were RMB14.5 billion, RMB14.0 billion and RMB12.2 billion (US$1.7 billion), respectively. Our net loss as a percentage of net revenue decreased from 2.4% in 2023 to 0.1% in 2024, and increased to 0.2% in 2025.

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

We are affected by government policies and regulations that address all aspects of our operations, including qualifications and licensing requirements for online and offline sales and distribution of pharmaceutical and other health and wellness products, among other things. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to extensive and evolving regulatory requirements, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects.” We have benefitted from certain recent favorable regulatory and policy changes in China, especially various policy initiatives that have promoted the distribution of pharmaceutical products. We expect that the implementation of these measures relating to the distribution of pharmaceutical products will also affect market competition and drive industry consolidation.

While our business is influenced by general factors driving the general health and wellness market in China, we believe our results of operations are more directly affected by company-specific factors, including the following major factors.

Our Ability to Attract and Retain Consumers and Pharmacies

Our net revenues are dependent on our ability to attract and retain our consumers and pharmacies.

●	Consumers. Historically, our revenue growth was primarily driven by the sale of pharmaceutical and other health and wellness products through our online retail pharmacy to consumers. Steady and continued growth of our consumer base and their stickiness to our platform allows us to maintain a solid foundation for our business to continue to expand.
●	Pharmacies. Since we launched our online wholesale pharmacy, 1 Pharmacy, in May 2017, we have significantly increased the scale of our B2B business through the sale of pharmaceutical products to pharmacies. As of December 31, 2025, we had served more than 500,000 pharmacies. We have also diversified the types of pharmacy customers we serve and have expanded our reach not only to independent pharmacies and pharmacy chains, but also to in-house pharmacies within clinics and private hospitals. Product revenues from the B2B segment contributed 96.9%, 97.5%, and 97.5% to our total net revenues in 2023, 2024, and 2025 respectively.

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

Our Ability to Control Operating Costs and Expenses and Improve Efficiency

Our cost of products sold represents primarily the purchase price of products and inbound shipping charges if any, as well as inventory write-downs. As our business continues to mature, we expect to obtain more favorable terms from suppliers, including pricing terms, credit period and volume-based rebates. In addition, we aim to create value for our suppliers, especially pharmaceutical companies, by providing an effective and transparent channel for selling large volumes of their products online and by offering them valuable data insights on market demand, customer preferences and supply chain information. We believe this value proposition will also help us deepen our relationships with suppliers, obtain favorable terms and reduce our procurement costs. Our selling and marketing expenses are a significant contributor to our operating costs and expenses, and they primary consist of payroll, bonus and employee benefits of sales and marketing staff, advertising costs, agency fees and costs for promotional materials. In 2023, 2024, and 2025 selling and marketing expenses amounted to 3.0%, 2.2%, and 2.1% of our total net revenues, respectively. We expect our selling and marketing expenses to remain substantial in absolute terms as we implement new business initiatives, such as deploying additional sales personnel to promote our 1 Pharmacy and our value-added services to pharmacies. As our business grows, we anticipate that our fulfillment expenses will increase in absolute terms in the foreseeable future in light of our anticipated expansion and investment plans.

We continuously seek to streamline our operations and improve our supply chain and inventory management. Controlling costs and operating expenses to achieve optimal operating efficiency is important to our success. As our business grows in scale, we expect to have significant operating leverage and realize structural cost savings.

Key Components of Results of Operations

Net Revenues

The following table sets forth the components of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Product revenues
B2C	357,975	2.4	261,197	1.8	223,217	31,920	1.8
B2B	14,483,935	96.9	14,033,543	97.5	12,247,430	1,751,359	97.5
Sub total	14,841,910	99.3	14,294,740	99.3	12,470,647	1,783,279	99.3
Service revenues	106,219	0.7	106,509	0.7	85,376	12,209	0.7
Total	14,948,129	100.0	14,401,249	100.0	12,556,023	1,795,488	100.0

Product revenues. We historically reported our product revenues under our direct sales model from two reportable segments: the B2C segment and the B2B segment. Product revenues from our B2C segment are generated from the sale of pharmaceutical and other health and wellness products through 1 Medicine Marketplace, mobile apps and other online channels to consumers and certain enterprise customers. We also generate product revenues from the B2B segment through the sale of pharmaceutical products to pharmacies on 1 Pharmacy.

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

Operating costs and expenses

The following table sets forth the components of our operating costs and expenses by amounts and percentages of total operating costs and expenses for the periods presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating costs and expenses:
Cost of products sold	(14,099,151)	92.2	(13,572,020)	94.3	(11,832,617)	(1,692,042)	94.2
Fulfillment expenses	(400,538)	2.6	(381,035)	2.6	(345,222)	(49,366)	2.7
Selling and marketing expenses	(448,387)	2.9	(313,897)	2.2	(258,643)	(36,985)	2.1
General and administrative expenses	(224,202)	1.5	(70,907)	0.5	(69,459)	(9,933)	0.6
Technology expenses	(124,341)	0.8	(69,635)	0.5	(60,391)	(8,636)	0.5
Other operating (expenses) income, net	(1,607)	0.0	8,359	(0.1)	7,932	1,134	(0.1)
Total	(15,298,226)	100.0	(14,399,135)	100.0	(12,558,400)	(1,795,828)	100.0

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

Fulfillment expenses. Fulfillment expenses primarily consist of payroll, bonus and employee benefits for logistics staff, logistics centers rental expenses, shipping and handling expenses and packaging expenses. We expect our fulfillment expenses as a percentage of our total net revenues to decrease as we are committed to implementing cost-saving initiatives to further improve delivery efficiency.

Selling and marketing expenses. Selling and marketing expenses primarily consist of payroll, bonus and employee benefits for sales and marketing staff, advertising costs, agency fees and costs for promotional materials. We expect our selling and marketing expenses to remain substantial in absolute terms in acquiring and retaining customers and enhancing our brand awareness.

General and administrative expenses. General and administrative expenses primarily consist of payroll, bonus and employee benefit costs for corporate employees, legal, finance, rental expenses, and other corporate overhead costs. We expect our general and administrative expenses to decrease as a percentage of our total net revenues as we further streamline our organizational structure and eliminate of redundant expenses.

Technology expenses. Technology expenses primarily consist of technology infrastructure expenses, payroll, bonus and benefits of the employees, and costs associated with the computer, storage and telecommunications infrastructure for use in technology department. We expect our technology expenses to decrease as a percentage of our total net revenues as technological advancements and reuse are expected to significantly enhance our operational efficiency.

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

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Net Revenues:
Product revenues	14,841,910	99.3	14,294,740	99.3	12,470,647	1,783,279	99.3
Service revenues	106,219	0.7	106,509	0.7	85,376	12,209	0.7
Total net revenues	14,948,129	100.0	14,401,249	100.0	12,556,023	1,795,488	100.0
Operating costs and expenses:
Cost of products sold	(14,099,151)	(94.3)	(13,572,020)	(94.2)	(11,832,617)	(1,692,042)	(94.2)
Fulfillment expenses	(400,538)	(2.7)	(381,035)	(2.6)	(345,222)	(49,366)	(2.7)
Selling and marketing expenses(1)	(448,387)	(3.0)	(313,897)	(2.2)	(258,643)	(36,985)	(2.1)
General and administrative expenses(1)	(224,202)	(1.5)	(70,907)	(0.5)	(69,459)	(9,933)	(0.6)
Technology expenses(1)	(124,341)	(0.8)	(69,635)	(0.5)	(60,391)	(8,636)	(0.5)
Other operating (expenses) income, net	(1,607)	—	8,359	—	7,932	1,134	0.1
Total operating costs and expenses	(15,298,226)	(102.3)	(14,399,135)	(100.0)	(12,558,400)	(1,795,828)	(100.0)
(Loss) Income from operations	(350,097)	(2.3)	2,114	—	(2,377)	(340)	—
Interest income	8,834	0.1	7,041	0.1	3,885	556	—
Interest expense	(20,141)	(0.1)	(28,331)	(0.2)	(35,572)	(5,087)	(0.3)
Foreign exchange (loss) gain	610	—	(909)	—	480	69	—
Other income (loss), net	7,612	0.1	(595)	—	11,082	1,585	0.1
Loss before income taxes	(353,182)	(2.4)	(20,680)	(0.1)	(22,502)	(3,217)	(0.2)
Income tax expense	(251)	—	(96)	—	(13)	(2)	—
Net loss	(353,433)	(2.4)	(20,776)	(0.1)	(22,515)	(3,219)	(0.2)
(1)	Share-based compensation expenses are allocated to operating expense line items as follows:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
General and administrative expenses	113,536	9,230	4,935	706
Selling and marketing expenses	76,976	6,899	4,041	578
Technology expenses	35,658	4,020	1,071	153
Total	226,170	20,149	10,047	1,437

The Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

Net Revenues

Our net revenues decreased by 12.8% from RMB14.4 billion in 2024 to RMB12.6 billion (US$1.8 billion) in 2025. This decrease was primarily due to the decrease in product revenues.

Product Revenues by Segment. Product revenues decreased by 12.8% from RMB14.3 billion in 2024 to RMB12.5 billion (US$1.8 billion) in 2025, as a result of (i) the 12.7% decrease in product revenue from B2B segment to RMB12.2 billion (US$1.7 billion) in 2025 from RMB14.0 billion in the prior year and (ii) the 14.5% decrease in product revenue from B2C segment to RMB223.2 million (US$31.9 million) in 2025 from RMB261.2 million in the prior year. Such decreases was primarily due to (i) enhanced competition in the pharmaceutical retail and wholesale industry in China; and (ii) our strategic transition towards an asset-light business model as we completed the divesture of several operating subsidiaries in the third quarter of 2025. These divested subsidiaries collectively contributed approximately 20.0% of our consolidated net revenue in 2024 and their combined net revenue for 2025 before the divesture decreased by 38.2% as compared to their combined revenue for 2024. See “Item 4. Information on the Company—A. History and Development of the Company” for details of our structural optimization.

Service revenues. Our service revenues decreased by 19.8% from RMB106.5 million in 2024 to RMB85.4 million (US$12.2 million) in 2025, primarily due to the decrease of our B2B digital marketing service revenues in 2025.

Segment Cost of Products Sold

Cost of products sold decreased by 12.8% from RMB13.6 billion in 2024 to RMB11.8 billion (US$1.7 billion) in 2025, in line with our overall revenue decrease, which is primarily attributable to the decrease of sales in the B2B segment.

Segment Profit/Loss

As a result of the foregoing, our segment profit from our B2C segment decreased by 31.1% from RMB63.7 million in 2024 to RMB43.9 million (US$6.3 million) in 2025 because of the decrease in our revenues from the B2C segment. Our segment profit from B2B segment decreased by 11.2% from RMB765.5 million in 2024 to RMB679.5 million (US$97.2 million) in 2025, and such decrease is also in line with the decrease in our revenues from the B2B segment.

Operating Costs and Expenses

Our operating costs and expenses decreased by 12.8% from RMB14.4 billion in 2024 to RMB12.6 billion (US$1.8 billion) in 2025, with decreases in the following categories of operating expenses.

Cost of Products Sold. Our cost of products sold decreased by 12.8% from RMB13.6 billion in 2024 to RMB11.8 billion (US$1.7 billion) in 2025, primarily due to the revenue decrease in B2B business.

Fulfillment Expenses. Our fulfillment expenses decreased by 9.4% from RMB381.0 million in 2024 to RMB345.2 million (US$49.4 million) in 2025. The decrease was primarily attributable to a decrease in the lease expenses of our warehouse. Fulfillment expenses accounted for 2.7% of net revenue in 2025 as compared to 2.6% last year.

Selling and Marketing Expenses. Our selling and marketing expenses decreased by 17.6% from RMB313.9 million in 2024 to RMB258.6 million (US$37.0 million) in 2025. The decrease was primarily attributable to decreases in payroll of sales staffs and market promotion expenditure. Selling and marketing expenses accounted for 2.1% of net revenue in 2025 as compared to 2.2% last year.

General and Administrative Expenses. Our general and administrative expenses decreased by 2.0% from RMB70.9 million in 2024 to RMB69.5 million (US$9.9 million) in 2025. The decrease was primarily due to decreases in share-based compensation of managerial staffs. General and administrative expenses accounted for 0.6% of net revenue in 2025 as compared to 0.5% last year.

Technology Expenses. Our technology expenses decreased by 13.3% from RMB69.6 million in 2024 to RMB60.4 million (US$8.6 million) in 2025, mainly due to (i) the increase in our efficiency in technology solutions and infrastructure and (ii) the decrease in payroll of technology staffs. Technology expenses accounted for 0.5% of net revenue in 2025 as compared to 0.5% last year.

Net Loss

As a result of the foregoing, we recorded a net loss of RMB22.5 million (US$3.2 million) in 2025 as compared to a net loss of RMB20.8 million in 2024.

The Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

Net Revenues

Our net revenues decreased by 3.7% from RMB14.9 billion in 2023 to RMB14.4 billion in 2024. This decrease was primarily due to the decrease in product revenues from B2B segment. Additionally, unfavorable macroeconomic conditions impacted our overall revenue performance.

Product Revenues by Segment. Product revenues decreased by 3.7% from RMB14.8 billion in 2023 to RMB14.3 in 2024, due to an unfavorable macroeconomic environment. We experienced a decrease in product revenues from B2B segment, which decreased by 3.1% to RMB14.0 billion from RMB14.5 billion last year. Product revenues from B2C segment decreased by 27.0% to RMB261.2 million from RMB358.0 million last year.

Service revenues. Our service revenues increased by 0.3% from RMB106.2 million in 2023 to RMB106.5 million in 2024, which was primarily attributable to the increase of our B2B digital marketing service revenues in 2024.

Segment Cost of Products Sold

Cost of products sold decreased by 3.7% from RMB14.1 billion in 2023 to RMB13.6 billion in 2024, in line with our overall revenue decrease, which is primarily attributable to the decrease of sales in the B2B segment.

Segment Profit/Loss

As a result of the foregoing, our segment profit from our B2C segment decreased by 19.8% from RMB79.4 million in 2023 to RMB63.7 million in 2024 because of the decrease in our revenues from the B2C segment. Our segment profit from our B2B segment decreased by 0.5% from RMB769.6 million in 2023 to RMB765.5 million in 2024, and such decrease is also in line with the decrease in our revenues from the B2B segment.

Operating Costs and Expenses

Our operating costs and expenses decreased by 5.9% from RMB15.3 billion in 2023 to RMB14.4 billion in 2024, with decreases in the following categories of operating expenses.

Cost of Products Sold. Our cost of products sold decreased by 3.7% from RMB14.1 billion in 2023 to RMB13.6 billion in 2024, primarily due to the revenue decrease in B2B business.

Fulfillment Expenses. Our fulfillment expenses decreased by 4.9% from RMB400.5 million in 2023 to RMB381.0 million in 2024. The decrease was primarily attributable to a decrease in the lease expenses of our warehouse. Fulfillment expenses accounted for 2.6% of net revenue in 2024 as compared to 2.7% last year.

Selling and Marketing Expenses. Our selling and marketing expenses decreased by 30.0% from RMB448.4 million in 2023 to RMB313.9 million in 2024. The decrease was primarily attributable to decreases in the payroll of sales staffs and share-based compensation. Selling and marketing expenses accounted for 2.2% of net revenue in 2024 as compared to 3.0% last year.

General and Administrative Expenses. Our general and administrative expenses decreased by 68.4% from RMB224.2 million in 2023 to RMB70.9 million in 2024. The decrease was primarily due to decreases of share-based compensation in managerial staff. General and administrative expenses accounted for 0.5% of net revenue in 2024 as compared to 1.5% last year.

Technology Expenses. Our technology expenses decreased by 44.0% from RMB124.3 million in 2023 to RMB69.6 million in 2024, mainly due to our increased efficiency in technology solutions and infrastructure and decreased cost in technology staff. Technology expenses accounted for 0.5% of net revenue in 2024 as compared to 0.8% last year.

Net Loss

As a result of the foregoing, we recorded a net loss of RMB20.8 million in 2024 as compared to a net loss of RMB353.4 million in 2023.

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

Value-Added Tax. The Value-Added Tax Law of the People’s Republic of China was promulgated by the Standing Committee of the National People’s Congress on December 25, 2024 and came into effect on January 1, 2026, according to which, entities and individuals (including individual businesses) engaged in sale of goods, services, intangible assets or real estate and importation of goods in China shall pay value-added tax. The Value-Added Tax Law and its implementation rules provide the definition of taxable transactions, specifies how to determine whether the taxable transactions took place in China, and renews the tax rates. According to a series of announcements published by the Ministry of Finance and the State Taxation Administration, the value-added tax levy rate applicable to the small-scale taxpayers is reduced to 1% until December 31, 2027.

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2023, 2024, and 2025 were increases of 1.4%, 0.2%, and nil respectively.

Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

B.   Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated by the issuance of preferred shares in private placements and our initial public offering in 2018 and pre-IPO financing in 2020. As of December 31, 2023, 2024, and 2025, we had RMB603.5 million, RMB462.3 million, and RMB511.0 million (US$73.1 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and demand deposits.

In addition, as of December 31, 2023, 2024, and 2025, we had RMB50.1 million, nil, and RMB50.0 million (US$7.2 million), respectively, in short-term investments. Our short-term investments consist of structured deposits from commercial banks with guaranteed principal and variable interest rates indexed to the performance of underlying assets and fund products purchased from certain financial institutions with maturities within one year. Our operating cash flow and cash are also affected by our ability to manage our inventory effectively and to enhance our overall supply chain efficiency. We believe that our supply chain and effective inventory management, which have resulted in reduced inventory turnover days, support the growing scale of our business, free our valuable working capital and improve our liquidity.

In September 2019, 1 Pharmacy Technology entered into a credit agreement with China Merchant Bank (CMB) which provides a revolving credit facility that allows 1 Pharmacy Technology to borrow up to RMB100.0 million for working capital purpose in one year. In October 2020, November 2021, December 2022 and December 2023, 1 Pharmacy Technology renewed the credit agreement that allowed 1 Pharmacy Technology to borrow up to RMB200.0 million for working capital purposes for another one year and expired on January 2025. Any draw down on the credit facility will be charged with interest at one-year loan prime rate published by People’s Bank of China plus 0.30%. The borrowings were guaranteed by Yihao Pharmacy. During the years ended December 31, 2023 and 4, RMB347.9 million and nil were drawn on above credit facility and RMB496.0 million and RMB50.0 million were repaid, with the balance of RMB50.0 million and nil outstanding as of December 31, 2024 and 2025, respectively. The interest rate range for the borrowings in 2024 and 2025 was 3.65% per annum.

In June 2020, 1 Pharmacy Technology entered into a credit agreement with Industrial Bank (IB) which provides a revolving credit facility that allows 1 Pharmacy Technology to borrow up to RMB100.0 million for working capital purpose in one year. Any draw down on the credit facility will be charged with interest at one-year loan prime rate published by People’s Bank of China minus 0.35%. In June 2021, the credit agreement was renewed and allows 1 Pharmacy Technology to borrow up to RMB200.0 million for working capital purpose in seven months. Any draw down on the credit facility will be charged with interest at one-year loan prime rate published by People’s Bank of China plus 0.78%. In November 2022, the credit agreement was renewed and allows 1 Pharmacy Technology to borrow up to RMB 200.0 million for working capital purpose in twelve months and the agreement expired on November 13, 2023. In January 2024, 1 Pharmacy Technology entered into a new credit agreement with IB for a working capital and committed credit facility of up to RMB130.0 million, with a twelve-month term which expired in January 2025. Any draw down on the credit facility will be charged with interest at one-year loan prime rate published by People’s Bank of China plus 0.85% in 2022, plus 0.55% in 2023 and plus 0.55% in 2024, respectively and any draw down on the new committed credit facility will be charged with an average annual interest rate of 2.78% in 2024 and 2025, respectively. The borrowings in the years ended December 31, 2024 and 2025 were guaranteed by Yihao Pharmacy. During the years ended December 31, 2024 and 2025, RMB50.0 million and nil were drawn on this credit facility, RMB20.0 million and RMB50.0 million were repaid in 2024 and 2025, with the balance of RMB50.0 million and nil outstanding as of December 31, 2024 and 2025, respectively.

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

In September 2022, 1 Pharmacy Technology obtained loans from Shanghai Pudong Development Bank. The borrowing was guaranteed by Yihao Pharmacy and the agreement expired on September 2024. In March 2025, 1 Pharmacy Technology entered into a credit agreement with Shanghai Pudong Development Bank who provides committed credit facility up to RMB100.0 million, which are guaranteed through March 2030. In October 2024, 1 Pharmacy Technology entered into a committed credit facility with Shanghai Pudong Development Bank who allows 1 Pharmacy Technology to borrow up to RMB30.0 million for working capital purpose till March 2025. Subsequently, in March 2025 and September 2025, 1 Pharmacy Technology renewed the committed credit facility with Shanghai Pudong Development Bank to borrow up to RMB50.0 million for working capital purpose till June 23 2026. The credit facility was guaranteed by Yihao Pharmacy. In 2024 and 2025, 1 Pharmacy Technology obtained RMB30.0 million and RMB130.0 million with average interest rate of 2.45% and 2.65%, respectively, and repaid RMB50.0 million and RMB80.0 million, respectively, with the balance of RMB30.0 million and RMB80.0 million outstanding as of December 31, 2024 and 2025, respectively.

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

In March 2023, the Group entered a revolving credit facility with China CITIC Bank that allows it to borrow up to RMB20.0 million for working capital purpose till December 31, 2023. In October 2025, the Group entered a revolving credit facility with China CITIC Bank that allows the Group to borrow up to RMB30.0 million for working capital purpose till October 2028. The credit facility was guaranteed by Yihao Pharmacy. During the years ended December 31, 2024, and 2025, nil and RMB10.0 million with annual interest rate of 2.40% were obtained. RMB19.99 million and nil were repaid in 2024 and 2025, with the balance of nil and RMB10.0 million outstanding as of December 31, 2024 and 2025, respectively.

In December 2024, the Group secured committed credit facilities with Bank of Ningbo Co., Ltd. that allows the Group to borrow up to RMB50.0 million for working capital purpose till December 2025. In January 2026, the Group renewed the credit committed credit facilities with Bank of Ningbo Co., Ltd. for another year till December 2026. The credit facilities were guaranteed by Yihao Pharmacy. During the year ended December 31, 2024 and 2025, RMB31.0 million with annual interest rate of 3.00% and RMB100.0 million with annual interest rate of 2.85% were obtained respectively, and nil and RMB81.0 million were repaid in 2024 and 2025, with the balance of RMB31.0 million and RMB50.0 outstanding as of December 31, 2024 and 2025.

In January 2025, the Group entered a credit agreement with Bank of Communications which provides a revolving credit facility that allows the Group to borrow up to RMB30.0 million for working capital purposes in one year through January 2026. The borrowings were guaranteed by Yihao Pharmacy. During the year ended December 31, 2025, RMB30.0 million with annual interest rate of 3.40% was obtained, with the balance RMB30.0 million outstanding as of December 31, 2025.

In October 2025, the Group entered a credit agreement with China Everbright Bank which provides a revolving credit facility that allows the Group to borrow up to RMB80.0 million for working capital purposes in one year through October 2026. The borrowings were guaranteed by Yihao Pharmacy. During the year ended December 31, 2025, RMB10.0 million with annual interest rate of 2.85% was obtained, with the balance RMB10.0 million outstanding as of December 31, 2025.

In December 2025, the Group entered a credit agreement with Guangdong Huaxing Bank which provides a revolving credit facility that allows the Group to borrow up to RMB10.0 million for working capital purposes until September 2026. The borrowings were guaranteed by 1 Pharmacy Technology. During the year ended December 31, 2025, RMB7.6 million with annual interest rate of 3.00% was obtained, with the balance RMB7.6 million outstanding as of December 31, 2025.

In addition, we entered into several agreements with financial institutions to further enhance our liquidity and capital resources. Since 2021, we have maintained a structured payment arrangement with a bank. Pursuant to such agreement, certain of our suppliers were able to put their receivables from us to the bank for early payment. As a result the payment terms of our original accounts payable were substantially modified and considered extinguished as the nature of the original liability has changed from accounts payable to loan borrowings from the bank. The interest expense was charged from the bank at annual rate of 4.35%. As of December 31, 2024 and 2025, the outstanding borrowings from such arrangement were nil and RMB19.8 million, respectively, which is repayable within one year and are included in “Accrued expenses and other current liabilities” on the consolidated balance sheets. We do not intend to renew the reverse factoring arrangement upon its expiration.

Since August 2021, we entered into a factoring agreement with a financial institution, pursuant to which the institution will make an advance payment of accounts with credit term of 30 days typically. We are required to pay the principal and interest to the institution on due. The interest expense was charged from the institution at annual rate of 8.5%. In November 2022, we renewed the factoring agreement with an updated annual rate of 9%. In June 2023, we renewed the factoring agreement with an updated annual rate of 10.5%. In 2024, we entered into a new factoring agreement with recourse with a third-party financial institution, pursuant to which we transferred all legally held accounts receivable under the underlying contracts to the institution. The term of the loan is mostly six months. The agreement does not require us to provide any security deposit. Under this factoring agreement, the principal amount of financing shall not exceed RMB 30.0 million. The factoring fees charged from the institution were RMB2.1 million for the year ended December 31, 2024. The agreement expired in February 2025. As of December 31, 2024 and 2025, the outstanding borrowings from the factoring arrangement were RMB30.0 million and nil, respectively, which is repayable within one year and are included in “Accrued expenses and other current liabilities” on the consolidated balance sheets. Total proceeds obtained for settlement for the years ended December 31, 2024 and 2025, were RMB89.5 million and nil, respectively. Total repayments for the years ended December 31, 2024 and 2025 were RMB99.9 million and RMB30.0 million, respectively.

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

In August and December 2020, 1 Pharmacy Technology issued its ordinary shares to certain private placement investors at fair value evaluated by the third-party valuer, representing 9.2% of the outstanding shares of 1 Pharmacy Technology. Under the agreements, 1 Pharmacy Technology and the new investors agreed to facilitate 1 Pharmacy Technology’s proposed STAR Listing prior to June 30, 2023. If the proposed STAR Listing was not completed by June 30, 2023, the investors would have the right to request that Yao Wang redeem all or part of their equity at the original investment cost, plus an annual interest rate of 6%. As of December 31, 2025, an amount of RMB1.1 billion has been recorded under redeemable non-controlling interests and accrued expenses and other current liabilities. This amount is owed to a group of investors in 1 Pharmacy Technology pursuant to equity investments made in 2020, as previously disclosed. 111 has received redemption requests from certain of such investors in accordance with the terms of their initial investments in 1 Pharmacy Technology. We have reached agreements with or received commitment letters from all investors to restructure the redemption obligations through phased repayments over extended periods, if the holders exercise their redemption rights. As of March 31, 2026, we had repaid approximately RMB282.2 million (US$40.4 million) to all investors in 1 Pharmacy Technology as a result of the holders exercising their redemption rights. Following further discussions, investors representing 57.2% the total outstanding principal amount have agreed to further restructure the redemption obligation at extended periods, if the holders exercise their redemption rights.

As of the date of this annual report, we have been actively evaluating strategic capital restructuring initiatives, including potential mergers and acquisitions opportunities, to enhance its competitive positioning in the market and optimize its capital structure for long-term value creation.

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

Additionally, historically we have not been profitable, but we had generated positive operating cash flows in 2024 and 2025. We generated net loss of RMB20.8 million and RMB22.5 million (US$3.2 million) in 2024 and 2025, respectively. We recorded net cash operating outflows of RMB447.2 million in 2023. In contrast, we generated positive operating cash flows of RMB263.0 million and RMB119.1 million (US$17.0 million) in 2024 and 2025, respectively. If we are unable to achieve and sustain profitability, or if we continue to experience net cash operating outflows in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Our Industry —We have incurred operating losses in the past, and may not be able to achieve or maintain profitability in the future.”

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

The following table sets forth material amounts of cash and short-term investments disaggregated by currency denomination as of December 31, 2025 in each jurisdiction in which our affiliated entities are domiciled:

	PRC	Hong Kong	Cayman Islands

	(RMB in thousands)
Cash and short-term investments in RMB	518,682	142	20,377
Cash and short-term investments in US$	—	1,134	20,663

We have adopted cash management policies to govern transfers of funds among 111, Inc. and its subsidiaries. For details, see “Item 3. Key Information—Transfer of Funds and Other Assets through Our Organization.”

Cash Flows

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in) provided by operating activities	(447,244)	263,016	119,142	17,036
Net cash provided by (used in) investing activities	151,743	37,376	(53,723)	(7,681)
Net cash provided by (used in) financing activities	205,978	(406,236)	(21,194)	(3,031)
Net (decrease) increase in cash and cash equivalents, and restricted cash	(93,243)	(105,216)	42,972	6,145
Cash and cash equivalents, and restricted cash at the beginning of period	716,791	623,548	518,332	74,120
Cash and cash equivalents, and restricted cash at the end of period	623,548	518,332	561,304	80,265

Operating Activities

Net cash provided by operating activities in 2025 was RMB119.1 million (US$17.0 million) and primarily consisted of our net loss of RMB22.5 million (US$3.2 million), as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustment for non-cash items primarily included RMB10.0 million (US$1.4 million) of share-based compensation, RMB1.8 million (US$0.3 million) of inventory write-down and RMB38.7 million (US$5.5 million) of noncash lease expense. In 2025, the principal items accounting for the changes in operating assets and liabilities were increase in accounts payable of RMB439.1 million (US$62.8 million) and a decrease in accounts receivable of RMB150.5 million (US$21.5 million). The decrease in accounts receivable was primarily due to the decline in revenue resulting from our strategic transition towards an asset-light business model.

Net cash provided by operating activities in 2024 was RMB263.0 million and primarily consisted of our net loss of RMB20.8 million, as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustment for non-cash items primarily included RMB20.1 million of share-based compensation, RMB3.9 million of inventory write-down and RMB48.5 million of noncash lease expense. In 2024, the principal items accounting for the changes in operating assets and liabilities were increase in accounts payable of RMB132.7 million and a decrease in accounts receivable of RMB123.2 million. The decrease in accounts receivable was primarily due to a decrease in revenue and the increase in accounts payable was primarily due to the expanded use of bank bill settlement.

Net cash used in operating activities in 2023 was RMB447.2 million and primarily consisted of our net loss of RMB353.4 million, as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustment for non-cash items primarily included RMB226.7 million of share-based compensation, RMB19.9 million of inventory write-down and RMB62.6 million of noncash lease expense, partially offset by an increase in investment income of RMB4.0 million. In 2023, the principal items accounting for the changes in operating assets and liabilities were decrease in accounts payable of RMB176.7 million and a decrease in accrued expense and other current liabilities of RMB229.9 million. The decrease in accrued expense and other current liabilities account was primarily due to the decrease in advance from customers.

Investing Activities

Net cash used in investing activities in 2025 was RMB53.7 million (US$7.7 million), consisting primarily of purchases of short-term investments of RMB750.0 million (US$107.2 million), partially offset by proceeds from sale or maturity of short-term investments of RMB700.6 million (US$100.2 million).

Net cash provided by investing activities in 2024 was RMB37.4 million, consisting primarily of purchases of short-term investments of RMB460.0 million, partially offset by proceeds from sale or maturity of short-term investments of RMB511.2 million.

Net cash provided by investing activities in 2023 was RMB151.7 million, consisting primarily of purchases of short-term investments of RMB914.3 million, partially offset by proceeds from sale or maturity of short-term investments of RMB1,074.2 million.

Financing Activities

Net cash used in financing activities in 2025 was RMB21.2 million (US$3.0 million), consisting of proceeds from short-term bank borrowings of RMB287.6 million (US$41.1 million) partially offset by repayment of short-term bank borrowings of RMB261.0 million (US$37.3 million) and proceeds from other financing arrangement of RMB53.5 million (US$7.6 million) partially offset by repayment under other financing arrangement of RMB97.0 million (US$13.9 million) and repayment of redemption rights from redeemable non-controlling interest holders of RMB3.2 million (US$0.5 million), and payment for share repurchase from non-controlling interest holders of RMB1.9 million (US$0.3 million).

Net cash used in financing activities in 2024 was RMB406.2 million, consisting of proceeds from short-term bank borrowings of RMB438.9 million partially offset by repayment of short-term bank borrowings of RMB616.0 million and proceeds from other financing arrangement of RMB711.0 million partially offset by repayment under other financing arrangement of RMB840.3 million and repayment of redemption rights from redeemable non-controlling interest holders of RMB87.5 million, and payment for share repurchase from non-controlling interest holders of RMB13.5 million.

Net cash provided by financing activities in 2023 was RMB206.0 million, consisting of proceeds from short-term bank borrowings of RMB919.6 million, partially offset by repayment of short-term bank borrowings of RMB750.1 million and proceeds from other financing arrangement of RMB1,451.4 million, partially offset by repayment under other financing arrangement of RMB1,415.1 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include our capital expenditures and operating lease commitments. As of December 31, 2025, we have a total outstanding amount of RMB1.1 billion, which has been included in the balances of redeemable non-controlling interests and accrued expenses and other current liabilities, owed to a group of investors of 1 Pharmacy Technology pursuant to their equity investments made in 2020. See “Item 4. Information on the Company — A. History and Development of the Company.” 111 received redemption requests from certain of such investors in accordance with the terms of their initial investments in 1 Pharmacy Technology. Other than those as discussed below, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025. We did not have future minimum capital commitments as of December 31, 2023, 2024, and 2025.

Capital Expenditures

We made capital expenditures of RMB9.8 million, RMB15.2 million and RMB4.5 million (US$0.6 million) in 2023, 2024, and 2025, respectively. In these periods, our capital expenditures were primarily used for purchases of property, equipment and software to establish more fulfillment centers to meet the expected growth of our business.

Operating lease commitments

The following table sets forth our operating lease commitments as of December 31, 2025:

		Less than 1			More than 5
	Total	year	1-3 years	3-5 years	years

	(in RMB thousands)
Operating lease commitments	51,654	20,588	27,932	3,134	—
Total	51,654	20,588	27,932	3,134	—

Our operating lease commitments relate to our leases of certain offices and fulfillment centers. Our lease expenses for the years ended December 31, 2023, 2024, and 2025 were RMB62.6 million, RMB48.5 million, and RMB38.7 million (US$5.5 million), respectively.

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

D.   Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.   Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (1) the reported amounts of assets and liabilities, (2) disclosure of contingent assets and liabilities at the end of each reporting period, and (3) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, and expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. When reviewing our financial statements, you should consider (1) our selection of critical accounting policies, (2) the judgment and other uncertainties affecting the application of such policies, and (3) the sensitivity of reported results to changes in conditions and assumptions. We have evaluated our accounting policies and determined that there are no critical accounting estimates material to the periods presented.

Item 6. Directors, Senior Management and Employees

A.   Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report:

Directors and Executive Officers	Age	Position/Title
Gang Yu	67	Co-founder and Co-Chairman
Junling Liu	62	Co-founder, Co-Chairman and Chief Executive Officer
Yang Chen	56	Director
Nee Chuan Teo	56	Independent Director
Jian Sun	62	Independent Director
Jun Luo	59	Independent Director

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

Mr. Junling Liu is our co-founder and has served as our chairman and chief executive officer since 2015. Since September 2018, Mr. Liu has served as our co-chairman. He brings a distinguished track record of building and scaling technology-driven businesses in China. He co-founded YHD.com (Yihaodian), one of China’s pioneering e-commerce platforms, where he served as chief executive officer from 2008 to 2015, leading the company through rapid growth and its eventual acquisition by Walmart. Prior to founding YHD.com, Mr. Liu served as the global vice president and president for mainland China and Hong Kong at Dell Inc. from 2006 to 2007. He has also held senior executive positions at globally recognized technology companies such as Avaya China, Openwave Systems and Lucent Technologies Asia. Since January 2015, he has been an independent director of Autohome Inc. (NYSE: ATHM), China’s leading online destination for automobile consumers. Mr. Liu received his bachelor’s degree in education from Flinders University in Australia in 1991 and master’s degree in international business administration from Flinders University in 1998.

Mr. Yang Chen has served as our director since November 2024. From February 2019 to April 2025, Mr. Chen has served as Senior Finance Executive of 1 Pharmacy Technology. Before joining us, Mr. Chen served as Chief Financial Officer of iKang Healthcare Group Inc. (NASDAQ: KANG) from April 2013 to February 2019. Prior to that, Mr. Chen was Vice President of Finance and Strategy at Campbell Soup Asia Limited and Lee Kum Kee Sauce Group. He also held various senior finance positions at Dumex China, PepsiCo Greater China Region and Wyeth China. Previously, Mr. Chen was an auditor at Arthur Andersen & Co. He received his bachelor’s degree from Shanghai University of Finance and Economics and his EMBA degree from Olin School of Business at Washington University.

Mr. Nee Chuan Teo has served as our independent director since September 2018. Mr. Nee Chuan Teo is currently the Chairman and Executive Director of China World Trade Center Co., Ltd. (stock code: 600007). Prior to joining China World Trade Center, Mr. Nee Chuan Teo served as Chief Financial Officer and Head of Overseas Business Division of Tianyue Advanced Technology Co., Ltd. (A-share stock code: 688234, H-share stock code: 02631), Chief Financial Officer of BioDuro-Sundia, and Chief Financial Officer of Huazhu Group. He holds an Honours Bachelor’s Degree from the University of Warwick, UK. He is a member of the American Institute of Certified Public Accountants and the Hong Kong Institute of Certified Public Accountants, as well as a senior member of the Institute of Chartered Accountants in England and Wales.

Mr. Jian Sun has served as our independent director since September 2018. Mr. Sun is an executive director and the general manager of BTG Hotels (Group) Co., Ltd. (Shanghai Stock Exchange Stock Code: 600258), a top tourism service company in China. Prior to joining BTG Hotels Group, Mr. Sun served as executive director and chief executive officer of Home Inns Group, a leading economy hotel chain in China previously listed on Nasdaq, from 2004 to 2016. Since 2014, Mr. Sun has served as an independent director and a member of the compensation committee of Leju Holdings Limited, a leading online-to-offline real estate services provider in China. Mr. Sun holds a bachelor’s degree from Shanghai Medical University in China.

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

B.    Compensation

For the year ended December 31, 2025, we paid an aggregate of approximately RMB8.1 million (US$1.2 million) in cash and other benefits to our directors and executive officers. For share incentive grants to our officers and directors, see “—Share Incentives.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2018 Plan

In August 2018, we adopted our 2018 Share Incentive Plan, or the 2018 Plan, which became effective on September 15, 2018, one day after the completion of our initial public offering, replacing the 2016 Plan in its entirety. The 2018 Plan allows us to offer share-based incentive awards to employees, officers, directors and individual consultants who render services to us. The 2018 Plan permits the grant of options, restricted shares and restricted share units, or other types of awards, in the form of cash or otherwise, as approved by our board of directors or a committee thereof. The maximum number of Class A ordinary shares that may be issued pursuant to all awards under the 2018 Plan is 13,671,109, plus an annual increase on the first day of each fiscal year of our company during the ten-year term of the 2018 Plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to the lesser of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by our board of directors. Upon the effectiveness of the 2018 Plan, we no longer grant any awards under the 2016 Plan. Outstanding awards granted under the 2016 Plan will remain effective and be subject to the terms and conditions of the 2018 Plan. As of the date of this annual report, options to purchase 2,182,198 Class A ordinary shares and 8,470,474 restricted share units are granted and outstanding under the 2018 Plan. The following paragraphs summarize the terms of the 2018 Plan:

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

Ordinary
Shares
Underlying
Outstanding
	Share	Exercise
	Incentive	Price		Expiration
Name	Awards	($/Share)	Grant Date	Date
Gang Yu	*	†	4/13/2020	4/12/2030
			5/13/2020	5/12/2030
			6/13/2020	6/12/2030
			7/13/2020	7/12/2030
			1/1/2021	12/31/2030
			1/1/2022	12/31/2031
			5/13/2022	5/12/2032
			6/13/2022	6/12/2032
			7/13/2022	7/12/2032
			8/13/2022	8/12/2032
			1/1/2023	12/31/2032
			5/12/2023	5/11/2033
			6/13/2023	6/12/2033
			7/13/2023	7/12/2033
			8/11/2023	8/10/2033
			9/13/2023	9/12/2033
			10/13/2023	10/12/2033
			11/13/2023	11/12/2033
			12/13/2023	12/12/2033
			1/12/2024	1/11/2034
			2/7/2024	2/6/2034
			3/13/2024	3/12/2034
			4/12/2024	4/11/2034
			5/13/2024	5/12/2034
			6/13/2024	6/12/2034
			7/12/2024	7/11/2034
			8/13/2024	8/12/2034
			9/13/2024	9/12/2034
			10/12/2024	10/11/2034
			11/13/2024	11/12/2034
			12/13/2024 and	12/12/2034
			1/13/2025	1/12/2035
Junling Liu	*	†	4/13/2020	4/12/2030
			5/13/2020	5/12/2030
			6/13/2020	6/12/2030
			7/13/2020	7/12/2030
			5/13/2022	5/12/2032
			6/13/2022	6/12/2032
			7/13/2022	7/12/2032
			8/13/2022	8/12/2032
			5/12/2023	5/11/2033
			6/13/2023	6/12/2033
			7/13/2023	7/12/2033
			8/11/2023	8/10/2033
			9/13/2023	9/12/2033
			10/13/2023	10/12/2033
			11/13/2023	11/12/2033
			12/13/2023	12/12/2033
			1/12/2024	1/11/2034
			2/7/2024	2/6/2034
			3/13/2024	3/12/2034
			4/12/2024	4/11/2034
			5/13/2024	5/12/2034
			6/13/2024	6/12/2034
			7/12/2024	7/11/2034
			8/13/2024	8/12/2034
			9/13/2024	9/12/2034
			10/12/2024	10/11/2034
			11/13/2024	11/12/2034
			12/13/2024 and	12/12/2034
			1/13/2025	1/12/2035
Yang Chen	*	†	3/31/2019	3/30/2029
			2/28/2019	2/27/2029
			1/1/2020	12/31/2029
			1/1/2020	12/31/2029
			4/13/2020	4/12/2030
			5/13/2020	5/12/2030
			6/13/2020	6/12/2030

			7/13/2020	7/12/2030
			1/1/2021	12/31/2030
			1/1/2022	12/31/2031
			5/13/2022	5/12/2032
			6/13/2022	6/12/2032
			7/13/2022	7/12/2032
			8/13/2022	8/12/2032
			1/1/2023	12/31/2032
			5/12/2023	5/11/2033
			6/13/2023	6/12/2033
			7/1/2023	6/30/2033
			7/13/2023	7/12/2033
			8/11/2023	8/10/2033
			9/8/2023	9/7/2033
			9/13/2023	9/12/2033
			10/13/2023	10/12/2033
			11/13/2023	11/12/2033
			12/13/2023	12/12/2033
			1/12/2024	1/11/2034
			2/7/2024	2/6/2034
			3/13/2024	3/12/2034
			4/12/2024	4/11/2034
			5/13/2024	5/12/2034
			6/13/2024	6/12/2034
			7/12/2024	7/11/2034
			8/13/2024	8/12/2034
			9/13/2024	9/12/2034
			10/12/2024	10/11/2034
			11/13/2024	11/12/2034
			12/13/2024 and	12/12/2034
			1/13/2025	1/12/2035
Nee Chuan Teo	*	†	9/12/2018	9/11/2028
Jian Sun	*	†	9/12/2018	9/11/2028
Jun Luo	*	†	9/12/2018	9/11/2028
All directors and executive officers as a group	3,331,276

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

D.    Employees

The following table sets forth the numbers of our employees categorized by function as of December 31, 2025.

	As of December 31, 2025
	Number	% of Total
Functions:
Wholesale pharmacy business	478	45.0%
Retail pharmacy business	69	6.5%
Supply chain	78	7.3%
Procurement	210	19.8%
Research and development and IT	144	13.5%
General and administrative	84	7.9%
Total	1,063	100.0

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

E.   Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2026 by:

●	each of our current directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our shares.

The calculations in the table below are based on 175,939,278 ordinary shares outstanding as of March 31, 2026, comprising of (i) 103,939,278 Class A ordinary shares, and (ii) 72,000,000 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after March 31, 2026, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

			Percentage
			of total
			ordinary	Percentage
	Class A	Class B	shares on an	of aggregate
	Ordinary	Ordinary	as-converted	voting
	Shares	Shares	basis	power†
Directors and Executive Officers:*
Gang Yu(1)	**	36,000,000	20.7	45.7
Junling Liu(2)(6)	1,797,966	36,000,000	21.5	45.8
Yang Chen	**	—	**	**
Nee Chuan Teo(3)	**	—	**	**
Jian Sun(4)	**	—	**	**
Jun Luo(5)	**	—	**	**
All directors and executive officers as a group	2,449,339	72,000,000	42.3	91.4

Principal Shareholders:
Sunny Bay Global Limited(6)	—	36,000,000	20.5	45.6
First Pharmacia International(7)	8,690,562	—	4.9	0.7

Notes:

*

Except for Mr. Nee Chuan Teo, Mr. Jian Sun and Mr. Jun Luo, the business address of our directors and executive officers is 10th Floor, T1, Yuzhongxin, No. 268 Yubei Road, Pudong New Area, Shanghai, the People’s Republic of China.

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

(1)	Represents (i) 468,362 Class A shares held by Dr. Gang Yu, (ii) 36,000,000 Class B ordinary shares held by Dr. Gang Yu,.
(2)	Represents (i) 1,797,966 Class A ordinary shares held by Mr. Junling Liu, (ii) 36,000,000 Class B ordinary shares held by Sunny Bay Global Limited, a company incorporated in the British Virgin Islands. Sunny Bay Global Limited is wholly owned by Mr. Liu.
(3)	The business address of Mr. Nee Chuan Teo is 2201, Block 31, 388 Furongjiang Road, Shanghai, China.
(4)	The business address of Mr. Jian Sun is 124 Caobao Road, Xuhui District, Shanghai, China.
(5)	The business address of Mr. Jun Luo is Floor 3, 6B Tower, Huan Ya Technology Building, Lane 1228, Jiang Chang Road, Jing’an District, Shanghai, China.
(6)	Represents 36,000,000 Class B ordinary shares held by Sunny Bay Global Limited, a company incorporated in the British Virgin Islands. Sunny Bay Global Limited is wholly owned by Mr. Junling Liu. The registered office address of Sunny Bay Global Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(7)	Represents 8,690,562 Class A ordinary shares represented by ADSs directly held by First Pharmacia International, a Cayman Islands exempted company. First Pharmacia International is the wholly-owned subsidiary of BVCF Realization Fund, L.P. BVCF Realization Fund GP, Ltd is the general partner of BVCF Realization Fund, L.P. and may be deemed to beneficially own Class A Ordinary Shares represented by ADSs directly held by First Pharmacia International. The registered office address of First Pharmacia International is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman, KY1-9008, Cayman Islands. The information contained in this paragraph is based on the Schedule 13D/A filed by First Pharmacia International and certain other filers named therein on February 27, 2024.

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

To our knowledge, as of March 31, 2026, a total of 139,939,272 ordinary shares, representing approximately 79.54% of our total outstanding ordinary shares, were held by two record shareholders in the United States, including The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Employment Agreements and Indemnification Agreements

See “Item 6—Directors, Senior Management and Employees—C. Board Practices.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

C.   Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.   Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business, such as employment disputes, contract disputes and intellectual property claims. For example, we are involved in legal arbitration with one of the investors in the 1 Pharmacy Technology, regarding the redemption of its noncontrolling interest in 1 Pharmacy Technology. As of the date of this annual report, we have reached a settlement with the investor regarding the matter. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

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

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, our register of mortgages and charges, any special resolutions passed by our shareholders, and a list of the names of our current directors upon payment of a fee to the Cayman Registrar). However, we intend to provide our shareholders with annual audited financial statements.

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

This discussion only applies to a U.S. Holder that holds the ADSs or Class A ordinary shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). It does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

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

Based on the composition of our income and assets and the estimated value of our assets, including goodwill, which is based on the market price of our ADSs, we believe that we were not a PFIC for our taxable year ended on December 31, 2025. However, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in large part, by reference to the market price of the ADSs, which has been and may continue to be volatile). Therefore, the risk of us being or becoming a PFIC will increase if during any taxable year our ADS price declines significantly.

In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. We also hold a substantial amount of cash. Accordingly, there can be no assurance that we will not be a PFIC for our 2026 or any future taxable year.

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

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” (and establishes its exempt status, if required to do so) or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses generated by structured payment arrangements and bank borrowings, as well as the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits, structured deposits and financial instruments. These interest-bearing bank deposits, structured deposit, financial instruments, bank borrowings our structured payment arrangements carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest rate risk exposure. However, our future interest expense may increase due to changes in market interest rates and our future interest income may fall short of expectations due to changes in market interest rates.

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

As of December 31, 2025, we had Renminbi-denominated cash and cash equivalents of RMB489.2 million (US$70.0 million). A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2025 would result in a decrease of US$6.4 million in cash and cash equivalents. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2025 would result in an increase of US$7.8 million in cash and cash equivalents.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In 2025, we did not receive any payments incurred in connection with our investor relations and ADR program-related activities from the depositary.

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

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved

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

	For the year ended December 31,
	2023		2024		2025

	(in thousands)
Audit fees (1)	US$	946	US$	534	US$	558
(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent registered public accounting firms for the audit or review of our annual or quarterly financial statements.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On September 7, 2021, our board of directors authorized a share repurchase program, under which we may purchase up to US$10 million of our Class A ordinary shares in the form of ADSs over the next 12 months from September 7, 2021. The US$10 million share repurchase program was publicly announced on September 7, 2021. We did not purchase our Class A ordinary shares under such share repurchase program for the year ended December 31, 2025 and such share repurchase program expired in September 2022.

Item 16F. Change in Registrant’s Certifying Accountant

On July 19, 2024, we engaged Grant Thornton Zhitong Certified Public Accountants LLP (“Grant Thornton”) as our independent registered public accounting firm for the year ended December 31, 2024 and 2025, and dismissed Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”). The change in our independent registered public accounting firm has been duly approved by our board of directors and audit committee. The change of our independent registered public accounting firm was not made due to any disagreements with Deloitte.

The audit reports of Deloitte on our consolidated financial statements as of December 31, 2023 and for the year ended Decemb er 31, 2023, and on our internal control over financial reporting as of December 31, 2023 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 31, 2023, and in the subsequent interim period preceding the expiry of Deloitte’s engagement as our independent registered public accounting firm, there has been no disagreement (as defined in Item 16F(a)(1)(iv) of the instruction to Form 20-F and the related instructions thereto) with us on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused them to make reference to the subject matter of the disagreements in their reports on our consolidated financial statements for such fiscal years, and no “reportable events” occurred (as set forth in Item 16F(a)(1)(v) of the instruction to Form 20-F).

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

During the year ended December 31, 2023 and the subsequent interim period through July 19, 2024, neither we nor anyone on behalf of us has consulted with Grant Thornton regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Grant Thornton concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of the instructions to Form 20-F and the related instructions therein) or a reportable event (as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F).

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

2.4	Description of Securities (incorporated by reference to Exhibit 2.4 of our Annual Report on Form 20-F (file no. 001-38639) filed with the Securities and Exchange Commission on April 29, 2025)

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

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333-226849) filed with the Securities and Exchange Commission on August 15, 2018)

11.2

Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (incorporated by reference to Exhibit 11.2 of our Annual Report on Form 20-F (file no. 001-38639) filed with the Securities and Exchange Commission on April 29, 2025)

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

Date: April 30, 2026

111, INC.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

111, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of 111, Inc. and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive loss, changes in shareholders’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2025, and the related notes and the financial statement schedules (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Convenience Translation

Our audit also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(ai). Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has accumulated deficit due to recurring losses from operations, and it is also exposed to the risk that the redeemable non-controlling interests may exercise their redeemable rights within the forthcoming year, potentially leading to a cash redemption. These conditions, along with other matters as set forth in Note 2, raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Revenue Recognition

As described in Note 2(l) and Note 13, the Company generated substantially all of its revenue from sales of medicines, healthcare products and other wellness merchandise through its online platforms in the year ended December 31, 2025, of which product revenues from the B2B segment (“B2B product sales”) were RMB12,247 million, or 97.5% of total revenues. The Company recognizes revenues from B2B product sales at the point in time when the delivery was completed and uses systems to process and record its revenue transactions.

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

April 30, 2026

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO SHAREHOLDERS AND THE BOARD OF DIRECTORS OF 111, INC.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of comprehensive loss, changes in shareholders’ equity (deficit), and cash flows of 111, Inc. and its subsidiaries (the “Company”) for the year ended December 31, 2023 and the related notes and the financial statement schedule (collectively referred to as the “2023 financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

111, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

		As of December 31,
		2024	2025	2025
				US$
	Notes	RMB	RMB	(Note 2 (ai))
ASSETS
Current assets:
Cash and cash equivalents		462,289	510,967	73,067
Restricted cash		56,043	50,337	7,198
Short-term investments measured at fair value	3	—	50,031	7,154
Accounts receivable, net of allowance of credit loss of RMB3,223 and RMB6,355 as of December 31, 2024 and 2025, respectively		413,101	259,686	37,135
Notes receivable	4	78,827	58,617	8,382
Inventories	5	1,387,403	998,465	142,779
Prepayments and other current assets	6	251,994	196,756	28,136
Total current assets		2,649,657	2,124,859	303,851
Property and equipment, net		32,903	21,108	3,018
Intangible assets, net		1,437	868	124
Operating lease right-of-use assets	7	89,071	44,122	6,309
Other non-current assets		14,682	9,285	1,328
Total assets		2,787,750	2,200,242	314,630

LIABILITIES AND EQUITY
Short-term borrowings	8	160,981	187,631	26,831
Accounts payable		1,721,425	1,282,368	183,376
Accrued expenses and other current liabilities	9	460,173	483,676	69,164
Total current liabilities		2,342,579	1,953,675	279,371
Long-term operating lease liabilities	7	55,448	29,965	4,285
Other non-current liabilities		8,961	2,181	312
Total liabilities		2,406,988	1,985,821	283,968
Commitments and contingencies	19

MEZZANINE EQUITY
Redeemable non-controlling interests	10	1,038,914	935,917	133,834

SHAREHOLDERS’ DEFICIT
Ordinary shares Class A ($0.00005 par value per share; 800,000,000 shares authorized; 103,988,106 issued; 100,877,660 and 103,702,298 outstanding as of December 31, 2024 and 2025, respectively)	12	33	34	5
Ordinary shares Class B ($0.00005 par value per share; 72,000,000 shares authorized, 72,000,000 shares issued and outstanding as of December 31, 2024 and 2025)	12	25	25	3
Treasury shares (333,000 shares as of December 31, 2024 and 2025)		(5,887)	(5,887)	(842)
Additional paid-in capital		3,172,820	3,181,343	454,926
Accumulated deficit		(3,883,992)	(3,950,384)	(564,897)
Accumulated other comprehensive income		74,357	72,635	10,387
Total 111, Inc.’s deficit		(642,644)	(702,234)	(100,418)
Non-controlling interests	11	(15,508)	(19,262)	(2,754)
Total deficit		(658,152)	(721,496)	(103,172)
Total liabilities, mezzanine equity and equity		2,787,750	2,200,242	314,630

The accompanying notes are an integral part of these financial statements.

111, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands, except for share and per share data)

		Years Ended December 31,
		2023	2024	2025	2025
	Notes	RMB	RMB	RMB	US$
					(Note 2 (ai))
Net revenues	13	14,948,129	14,401,249	12,556,023	1,795,488
Operating costs and expenses:
Cost of products sold		(14,099,151)	(13,572,020)	(11,832,617)	(1,692,042)
Fulfillment expenses		(400,538)	(381,035)	(345,222)	(49,366)
Selling and marketing expenses		(448,387)	(313,897)	(258,643)	(36,985)
General and administrative expenses		(224,202)	(70,907)	(69,459)	(9,933)
Technology expenses		(124,341)	(69,635)	(60,391)	(8,636)
Other operating (expenses) income, net		(1,607)	8,359	7,932	1,134
Total operating costs and expenses		(15,298,226)	(14,399,135)	(12,558,400)	(1,795,828)
(Loss) Income from operations		(350,097)	2,114	(2,377)	(340)
Interest income		8,834	7,041	3,885	556
Interest expense		(20,141)	(28,331)	(35,572)	(5,087)
Foreign exchange gain (loss)		610	(909)	480	69
Other income (loss), net		7,612	(595)	11,082	1,585
Loss before income taxes		(353,182)	(20,680)	(22,502)	(3,217)
Income tax expense	16	(251)	(96)	(13)	(2)
Net loss		(353,433)	(20,776)	(22,515)	(3,219)
Net loss attributable to non-controlling interest		16,829	8,398	4,094	585
Net loss attributable to redeemable non-controlling interest	10	30,852	1,992	1,106	158
Adjustment attributable to redeemable non-controlling interest	10	(86,941)	(54,357)	(49,077)	(7,018)
Net loss attributable to ordinary shareholders		(392,693)	(64,743)	(66,392)	(9,494)

Other comprehensive income (loss), net of tax of nil
Unrealized gains of available-for-sale securities		4,343	1,074	677	97
Realized gains of available-for-sale securities		(4,166)	(1,217)	(646)	(92)
Foreign currency translation adjustments		(3,249)	1,986	(1,753)	(251)
Comprehensive loss		(395,765)	(62,900)	(68,114)	(9,740)

Loss per share:
Basic and diluted	15	(2.33)	(0.38)	(0.38)	(0.05)

Weighted average number of shares used in computation of loss per share:
Basic and diluted	15	168,609,128	171,835,632	174,026,392	174,026,392

The accompanying notes are an integral part of these financial statements.

111, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands, except for share data)

	Ordinary Shares		Ordinary Shares						Accumulated
	Class A		Class B				Additional		Other	Non-	Total
	Outstanding		Outstanding		Treasury Shares		Paid-in	Accumulated	Comprehensive	controlling	Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Income (Loss)	Interests	(Deficit)
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2023	95,034,624	31	72,000,000	25	2,330,620	(40,859)	2,977,174	(3,426,556)	75,586	5,895	(408,704)
Share-based compensation	—	—	—	—	—	—	226,690	—	—	—	226,690
Issuance of ordinary shares upon the exercise of stock options and vesting of restricted share units	2,011,970	1	—	—	—	—	222	—	—	—	223
Vest of restricted stock and stock option in Treasury Shares	1,997,620	—	—	—	(1,997,620)	34,972	(34,972)	—	—	—	—
Net loss	—	—	—	—	—	—	—	(336,604)	—	(17,165)	(353,769)
Net loss attributable to redeemable non-controlling interest	—	—	—	—	—	—	—	30,852	—	—	30,852
Adjustment attributable to redeemable non-controlling interest	—	—	—	—	—	—	—	(86,941)	—	—	(86,941)
Unrealized gains of available-for-sale securities, net of tax	—	—	—	—	—	—	—	—	4,343	—	4,343
Reclassification of realized gains, net of tax	—	—	—	—	—	—	—	—	(4,166)	—	(4,166)
Foreign currency translation, net of tax	—	—	—	—	—	—	—	—	(3,249)	—	(3,249)
Balance at December 31, 2023	99,044,214	32	72,000,000	25	333,000	(5,887)	3,169,114	(3,819,249)	72,514	(11,270)	(594,721)
Share-based compensation	—	—	—	—	—	—	20,149	—	—	—	20,149
Issuance of ordinary shares upon the exercise of stock options and vesting of restricted share units	1,833,446	1	—	—	—	—	13	—	—	—	14
Capital repurchase from non-controlling interest holders (Note 11)	—	—	—	—	—	—	(16,456)	—	—	2,935	(13,521)
Capital contribution from non-controlling interest holders	—	—	—	—	—	—	—	—	—	1,225	1,225
Net loss	—	—	—	—	—	—	—	(12,378)	—	(8,398)	(20,776)
Net loss attributable to redeemable non-controlling interest	—	—	—	—	—	—	—	1,992	—	—	1,992
Adjustment attributable to redeemable non-controlling interest	—	—	—	—	—	—	—	(54,357)	—	—	(54,357)
Unrealized gains of available-for-sale securities, net of tax	—	—	—	—	—	—	—	—	1,074	—	1,074
Reclassification of realized gains, net of tax	—	—	—	—	—	—	—	—	(1,217)	—	(1,217)
Foreign currency translation, net of tax	—	—	—	—	—	—	—	—	1,986	—	1,986
Balance at December 31, 2024	100,877,660	33	72,000,000	25	333,000	(5,887)	3,172,820	(3,883,992)	74,357	(15,508)	(658,152)
Share-based compensation	—	—	—	—	—	—	10,047	—	—	—	10,047
Issuance of ordinary shares upon the exercise of stock options and vesting of restricted share units	2,824,638	1	—	—	—	—	744	—	—	—	745
Capital repurchase from non-controlling interest holders (Note 11)	—	—	—	—	—	—	(2,268)	—	—	404	(1,864)
Disposition of a non-wholly owned subsidiary	—	—	—	—	—	—	—	—	—	(64)	(64)
Net loss	—	—	—	—	—	—	—	(18,421)	—	(4,094)	(22,515)
Net loss attributable to redeemable non-controlling interest	—	—	—	—	—	—	—	1,106	—	—	1,106
Adjustment attributable to redeemable non-controlling interest	—	—	—	—	—	—	—	(49,077)	—	—	(49,077)
Unrealized gains of available-for-sale securities, net of tax	—	—	—	—	—	—	—	—	677	—	677
Reclassification of realized gains, net of tax	—	—	—	—	—	—	—	—	(646)	—	(646)
Foreign currency translation, net of tax	—	—	—	—	—	—	—	—	(1,753)	—	(1,753)
Balance at December 31, 2025	103,702,298	34	72,000,000	25	333,000	(5,887)	3,181,343	(3,950,384)	72,635	(19,262)	(721,496)

The accompanying notes are an integral part of these financial statements.

111, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Years Ended December 31,
	2023	2024	2025	2025
				US$
	RMB	RMB	RMB	(Note 2 (ai))
Operating activities:
Net loss	(353,433)	(20,776)	(22,515)	(3,219)
Adjustments to reconcile net income to net cash used in operating activities:
Share-based compensation	226,691	20,149	10,047	1,437
Depreciation and amortization	21,780	16,967	11,840	1,693
Loss on disposal of property and equipment	992	31	39	6
Inventory write-down	19,910	3,887	1,807	258
Credit loss	1,950	519	3,181	455
Investment (income) loss, net	(4,025)	170	(710)	(102)
Noncash lease expense	62,610	48,497	38,701	5,534
Exchange loss (gain)	610	910	(480)	(69)
Changes in operating assets and liabilities:
Accounts receivable	(49,898)	123,203	150,520	21,524
Notes receivable	(34,266)	(1,230)	20,210	2,890
Inventories	59,594	28,107	387,131	55,359
Prepayments and other current assets	57,165	(26,214)	54,428	7,783
Other non-current assets	7,038	(1,372)	5,396	772
Accounts payable	(176,735)	132,734	(439,057)	(62,784)
Accrued expenses and other current liabilities	(229,975)	(32,199)	(96,604)	(13,815)
Operating lease liabilities	(62,497)	(34,082)	1,988	284
Other non-current liabilities	5,245	3,715	(6,780)	(970)
Net cash (used in) provided by operating activities	(447,244)	263,016	119,142	17,036
Investing activities:
Purchases of property and equipment	(9,822)	(15,199)	(4,451)	(636)
Purchases of intangible assets	(3)	—	—	—
Proceeds from sale of long-term investments	—	900	—	—
Purchase of short-term investments	(914,326)	(460,000)	(749,999)	(107,248)
Proceeds from sale or maturity of short-term investments	1,074,246	511,217	700,645	100,191
Proceeds from disposal of property and equipment	1,648	458	82	12
Net cash provided by (used in) investing activities	151,743	37,376	(53,723)	(7,681)

Financing activities:
Net proceeds from issuance of ordinary shares upon the exercise of stock options	223	14	745	107
Contribution from redeemable non-controlling interest holders	—	1,225	—	—
Payment for share repurchase from non-controlling interest holders	—	(13,521)	(1,864)	(267)
Repayment of redemption rights from redeemable non-controlling interest holders	—	(87,502)	(3,151)	(451)
Proceeds from short-term bank borrowings	919,635	438,864	287,631	41,131
Repayment of short-term bank borrowings	(750,127)	(615,958)	(260,981)	(37,320)
Proceeds from other financing activities	1,451,352	710,954	53,463	7,645
Repayment for other financing activities	(1,415,105)	(840,312)	(97,037)	(13,876)
Net cash provided by (used in) financing activities	205,978	(406,236)	(21,194)	(3,031)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(3,720)	628	(1,253)	(179)
Net (decrease) increase in cash and cash equivalents, and restricted cash	(93,243)	(105,216)	42,972	6,145
Cash and cash equivalents, and restricted cash at the beginning of the year	716,791	623,548	518,332	74,120
Cash and cash equivalents, and restricted cash at the end of the year	623,548	518,332	561,304	80,265
Supplemental disclosure of cash flow information:
Interest paid	10,423	6,157	2,417	346
Income tax paid	251	96	13	2
Supplemental disclosures of non-cash investing and financing activities:
Change in fair value of available-for-sale investments	4,343	1,074	677	97
Purchases of property and equipment included in payables	—	—	825	118
Adjustment attributable to redeemable non-controlling interest	(86,941)	(54,357)	(49,077)	(7,018)

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows:

	As of December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				(Note 2 (ai))
Cash and cash equivalents	603,523	462,289	510,967	73,067
Restricted cash	20,025	56,043	50,337	7,198
Cash and cash equivalents, and restricted cash	623,548	518,332	561,304	80,265

The accompanying notes are an integral part of these financial statements.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

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

As of December 31, 2025, the Group operates its business mainly through the following subsidiaries:

Name of subsidiaries	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of shareholdings	Principal activities
Yao Wang Corporation Limited (“Yao Wang”)	June 4, 2013	Hong Kong	100.0000%	Investment holding
1 Pharmacy Technology	August 12, 2013	Shanghai	89.2654%	Research and development, and consulting
Yihao Pharmacy	March 7, 2003	Guangdong	89.2654%	Warehousing, logistics and procurement
Guangdong Yihao Pharmaceutical Chain Co., Ltd. (“Yihao Pharmaceutical Chain”)	November 1, 2001	Guangdong	89.2654%	Retail
Wuhan Central China Drug Trading Co., Ltd. (“Wuhan Huazhong”)	August 5, 2015	Wuhan	62.4858%	Software development and information technology support
Chongqing Yihao Pharmacy Co., Ltd.(“Chongqing Yihao Pharmacy”)	May 18, 2018	Chongqing	89.2654%	Warehousing, logistics and procurement
Kunshan Yifang Pharmacy Co., Ltd. (“Kunshan Yifang Pharmacy”)	July 30, 2018	Kunshan	89.2654%	Warehousing, logistics and procurement
Hubei Yihao Pharmacy Co., Ltd (“Hubei Yihao Pharmacy”)	Aug 31, 2019	Wuhan	89.2654%	Warehousing, logistics and procurement

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

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

For the years ended December 31, 2023, 2024 and 2025, the Group incurred net losses of RMB353,433, RMB20,776 and RMB22,515, respectively. For the year ended December 31, 2023, the Group generated negative cash flows from operating activities amounting to RMB447,244. In contrast, the Group generated positive operating cash flows of RMB263,016 and RMB119,142 for the years ended December 31, 2024 and 2025, respectively. As of December 31, 2025, the Group had working capital of RMB171,184, shareholders’ deficit of RMB702,234, and cash and cash equivalents, and restricted cash balance of RMB561,304. As of December 31, 2025, the Group also had outstanding borrowings of RMB187,631 due in the next 12 months, and other current liabilities of RMB1,766,044, including accounts payable and accrued expenses and other current liabilities.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(a)   Basis of presentation (Continued)

Furthermore, under the equity financing agreements signed in 2020 (Note 10) between 1 Pharmacy Technology and its investors, the investors have the rights to request Yao Wang to redeem all or part of their equity at the price of the investment cost plus annual interest rate of 6%. As of December 31, 2025, redeemable non-controlling interests amounting to RMB188,964 are classified as accrued expenses and other current liabilities; RMB935,917 classified as redeemable non-controlling interests where significant majority of the investors signed the share repurchase agreements or commitments with Yao Wang in 2024 and 2025, to agree not to exercise their redemption rights within certain agreed period of times.

Management intends to mitigate the substantial doubt about the Group’s ability to continue as a going concern through the following plans and actions:

●	The Group has been actively communicating with redeemable non-controlling interest holders to reschedule the repayments or restructure the redemption obligations. Following communication with these holders in 2024 and 2025, the Group signed share repurchase agreements or commitments with all non-controlling interest holders, under which the principal amount of RMB282,176 has been paid as a result of the holders exercising their redemption rights. Certain of these holders with carrying amount of RMB249,814 as of December 31, 2025 and the accumulated interests will be due on June 30, 2026 if the holders exercise their redemption rights. Similarly, certain of these holders with carrying amount of RMB686,103 as of December 31, 2025 and the accumulated interests will be due on September 30, 2026 if the holders exercise their redemption rights subject to a 90-day advance notice. As of the date of issuance of the financial statements, the Group has signed additional share repurchase agreements or commitments with non-controlling interest holders representing 57.15% of the total remaining principal amount, extending the due date of the remaining redemption obligations by another year, if the holders exercise their redemption rights. Pursuant to these agreements or commitments, in the event that 1 Pharmacy Technology proceeds with an IPO, the unredeemed portions will be entitled to a proportionate share of the listing proceeds in accordance with their equity interests.
●	The Group has been actively evaluating strategic capital restructuring initiatives, including potential mergers and acquisitions opportunities, to enhance its competitive positioning in the market and optimize its capital structure for long-term value creation.
●	Management has consistently secured bank loan facilities to support its daily operations. The Group has entered into a Master Guarantee Facility Agreement with a bank that provides a committed credit facility up to RMB100,000, which is guaranteed through March 2030. Pursuant to the agreement, an undrawn balance of RMB10,000 is available for use as of the date of issuance of the financial statements. Additionally, the Group has entered into another credit facility agreement with a bank that provides borrowing up to RMB30,000, which expires in October 2028, and as of the date of issuance of the financial statements, RMB20,000 of this facility remains available.
●	Management has taken variety of initiatives to improve the Group’s liquidity and financial position, including utilizing the supplier chain financings arrangement, as well as continuing efforts to achieve margin expansion and implement cost reduction program. As a result, the Group generated positive operating cash flows of RMB119,142 for the year ended December 31, 2025.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(a)   Basis of presentation (Continued)

Based on the above actions, management believes it has plans in place that, if successfully implemented, will provide the Group with adequate resources to meet its obligations as they come due for at least twelve months from the date of issuance of these financial statements. Accordingly, the management has prepared the consolidated financial statements on the going concern basis. These consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts, or to the amounts and classification of liabilities, that might be necessary if the Group does not continue as a going concern.

However, should the Group not be able to reschedule the potential repayments or restructure its redemption obligations to the remaining controlling interest holders as of the date of the issuance of the financial statements, the Group will need to raise additional funds or reduce expenditures to continue as a going concern. These conditions raise substantial doubt about the Group’s ability to continue as a going concern within one year after the date that the financial statements are issued. These consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts, or to the amounts and classification of liabilities, that might be necessary if the Group does not continue as a going concern.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
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

As of December 31, 2021, the former VIE and former VIE’s subsidiaries accounted for an aggregate of 36% of the consolidated total assets and the consolidated total liabilities. The former VIE and its subsidiaries contributed 41% of the Group’s consolidated revenue for the year ended December 31, 2021. The former VIE and its subsidiaries accounted for 22% of the Group’s consolidated operating cash inflow, 30% of the Group’s consolidated investing cash outflow, and 18% of the Group’s consolidated financing cash inflow for the year ended December 31, 2021.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(f)   Short-term investments

Short-term investments include (i) structured deposits from commercial banks with guaranteed principal and variable interest rates indexed to the performance of underlying assets and with maturities of one year or less; (ii) fund products purchased from certain financial institutions with maturities of one year or less. The Group classifies the short-term investments in debt securities as held-to-maturity when it has both the positive intent and ability to hold them until maturity. Short-term investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Short-term investments that do not meet the criteria of held-to-maturity or trading securities are classified as available-for-sale, and are reported at fair value with changes in fair value with the unrealized gains or losses recorded in accumulated other comprehensive income (loss) as a component of shareholders’ equity (deficit). The Group has no intent to hold the debt securities till maturity or may sell the debt securities in response to the changes in economic conditions and classified all short-term investments as available-for-sale debt securities as of December 31, 2024 and 2025.

Credit-related impairment is measured as the difference between the debt security’s amortized cost basis and the present value of expected cash flows and is recognized as an allowance on the balance sheet with a corresponding adjustment to earnings. The allowance should not exceed the amount by which the amortized cost basis exceeds fair value. As of December 31, 2024 and 2025, the fair value of the Group’s available-for-sale debt securities is approximate their amortized cost amounting to RMB nil and RMB50,031, respectively. The Group did not identify any factors that are indicative of impairment with respect to its available-for-sale debt securities.

(g)   Accounts receivable, net

Accounts receivable mainly consists of amounts due from the Group’s customers, which is recorded net of allowance for credit losses.

The Group accounted for current expected credit losses (“CECL”) model in accordance with ASC topic 326, Financial Instruments – Credit Losses. The Group monitors the estimated credit losses based on historical experience, the age of the accounts receivable balances, credit quality of its customers, economic conditions, and other factors that may affect its ability to collect from customers and the impact of CECL is not material for the years ended December 31, 2023, 2024 and 2025.

Total allowance for
credit losses
Balance at December 31, 2023	4,282
Credit loss expense	(519)
Write-offs	(540)

Balance at December 31, 2024	3,223
Credit loss expense	3,181
Write-offs	(49)

Balance at December 31, 2025	6,355

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
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

Expenditures for repairs and maintenance are expensed as incurred. Gain or loss on disposal of property and equipment, if any, is recognized in the consolidated statements of comprehensive loss as the difference between the net sales proceeds and the carrying amount of the underlying asset. Accumulated depreciation was RMB79,196 and RMB80,183 as of December 31, 2024 and 2025, respectively. Depreciation expense was RMB20,769, RMB16,152 and RMB11,272 for the years ended December 31, 2023, 2024 and 2025, respectively. There was no interest cost capitalized during the years ended December 31, 2023, 2024 and 2025.

(j)   Intangible assets

Intangible assets mainly consist of externally purchased software and licenses. Software is amortized over an estimated useful life of ten years on a straight-line basis. Licenses are amortized over the remaining estimated useful life on a straight-line basis. Accumulated amortization was RMB10,458 and RMB14,903 as of December 31, 2024 and 2025, respectively. Amortization expense was RMB1,011, RMB815 and RMB568 for the years ended December 31, 2023, 2024 and 2025, respectively.

(k)   Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. For the years ended December 31, 2023, 2024 and 2025, there was no impairment recognized for the Group’s long-lived assets.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
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

Under both B2C Business and B2B Business, revenues from product sales are recognized at the point in time when the delivery is made and when title and risk of loss transfers to the consumers and pharmacy customers. Revenues are measured at the amount of consideration the Group expects to receive in exchange for transferring products to consumers and pharmacy customers (“transaction price”). The Group provides the right of return in circumstances when there is packing or delivery damage or other quality problems identified which is considered to be a form of variable consideration. The Group estimates sales returns based on historical experience and based on such, the amount of sales returns accrual was insignificant as of December 31, 2023, 2024 and 2025.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(l)   Revenue recognition (Continued)

Product revenues (Continued)

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

Advertising expenses are charged to the statements of comprehensive loss in the period incurred. The amounts of advertising expenses incurred were RMB35,684, RMB52,213 and RMB32,432 for the years ended December 31, 2023, 2024 and 2025, respectively.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(p)   Technology expenses

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

(r)   Government grants

Government grants represent rewards provided by the relevant PRC government authorities to the Group for tax refunds and support for investment in certain local districts, which are typically granted based on the amount of investments the Group made as well as income generated by the Group in such districts. Such subsidies allow the Group full discretion to utilize the funds and are used by the Group for general corporate purposes. Normally, the Group does not receive written confirmation from local governments indicating the approval of the cash subsidy before cash is received, and therefore cash subsidies are recognized when received or when all the conditions for their receipts have been satisfied. Government grants recognized were RMB7,463, RMB7,587 and RMB6,399 for the years ended December 31, 2023, 2024 and 2025, respectively, which were recorded in other operating income (expenses), net.

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

The Group applies the provisions of ASC Topic 740, Income Taxes (“ASC 740”), in accounting for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group has elected to, as a policy, classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive loss. The Group does not have any unrecognized tax benefits for the years ended December 31, 2023, 2024 and 2025.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(u)   Comprehensive income (loss)

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

(v)   Foreign currency translation

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

(w)   Concentration of credit risk

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

Concentration of customers

There were no customers individually representing 10% or more of revenues for the years ended December 31, 2023, 2024 and 2025.

There were no customers accounted for 10% or more of balances of accounts receivable as of December 31, 2024 and 2025.

(x)   Foreign currency risk

Renminbi (“RMB”) is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregated amounts of RMB430,274 and RMB489,170, which were denominated in RMB, as of December 31, 2024 and 2025, respectively.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
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

As of December 31, 2024 and 2025, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is mainly related to short-term investments, wealth management products amounting to RMB nil and RMB50,031, respectively.

The fair values of wealth management products are the redemption price provided by the investment bank or fund company that sells such financial products. There are observable and market-based inputs but not quoted prices in active markets for identical assets. If statements are not available, the Group will measure fair value using valuation techniques that use current market-based parameters, such as currency rates. The total gain recognized for change in fair values of short-term investments is RMB4,166, RMB1,217 and RMB646 for the years ended December 31, 2023, 2024 and 2025.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(z)   Share-based compensation

The Group grants share options and restricted share units of the Company and its subsidiary to eligible employees and a few non-employees and accounts for these share-based awards in accordance with ASC 718 Compensation-Stock Compensation.

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

(aa) Treasury shares

Treasury shares represent shares repurchased by the Company that are no longer outstanding and are held by the Company. Treasury shares are accounted for under the cost method. The repurchased shares are presented as “treasury shares” on the consolidated balance sheets. Repurchased shares were reserved for the share settlement upon share option exercises or Restricted Stock Unit (“RSU”) vests.

(ab) Loss per share

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(ac) Segment reporting

In accordance with ASC 280, Segment Reporting, the Group’s chief operating decision maker (the “CODM”) has been identified as the Co-Chairmen and Chief Executive Officer, who reviews the segment information when making decisions about allocating resources and assessing performance of the Group. The Group classifies its operations into two segments: B2C segment and B2B segment whereby the B2C business represents revenue generated from individual consumers while B2B business represents revenue generated from corporate customers. There are no internal revenue transactions between the reportable segments. The Group does not distinguish expenses (i.e. operating expenses and other expenses) between segments in its internal reporting, and reports expenses by nature as a whole. For segment reporting purposes, the Group’s CODM evaluates segment performance based on segment profit. Cost of product sold is the only significant expense regularly provided to the CODM and included in the measurement of segment profit. Operating expenses and other expenses are managed and reviewed on a consolidated basis only and are not allocated to individual segments.

As a result, the Group does not allocate or disclose certain expense details by segment. Furthermore, the Group’s CODM is not provided with asset information by segment. As such, no asset information by segment is presented. The information of segment reporting is presented consistently for the years ended December 31, 2023, 2024 and 2025. The following tables summarize the Group’s product revenues and segment profit generated by its segments.

	Years Ended December 31,
	2023	2024	2025
B2C segment
Product revenues	357,975	261,197	223,217
Service revenues	19,388	16,900	11,601
Cost of products sold*	(297,979)	(214,403)	(190,936)
Segment profit for B2C Business	79,384	63,694	43,882

B2B segment
Product revenues	14,483,935	14,033,543	12,247,430
Service revenues	86,831	89,609	73,775
Cost of products sold*	(13,801,172)	(13,357,617)	(11,641,681)
Segment profit for B2B Business	769,594	765,535	679,524

Total segment profit	848,978	829,229	723,406
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

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(ac) Segment reporting (Continued)

The following is a reconciliation of the reportable segments’ measures of profit or loss to the Group’s consolidated loss before income taxes:

	Years Ended December 31,
	2023	2024	2025

Total profit for reportable segments	848,978	829,229	723,406
Unallocated amounts:
Fulfillment expenses	(400,538)	(381,035)	(345,222)
Selling and marketing expenses	(448,387)	(313,897)	(258,643)
General and administrative expenses	(224,202)	(70,907)	(69,459)
Technology expenses	(124,341)	(69,635)	(60,391)
Other operating (expenses) income, net	(1,607)	8,359	7,932
Interest income	8,834	7,041	3,885
Interest expense	(20,141)	(28,331)	(35,572)
Foreign exchange gain (loss)	610	(909)	480
Other income (loss), net	7,612	(595)	11,082
Loss before income tax	(353,182)	(20,680)	(22,502)

Revenues from different product groups and services are as follows:

	Years Ended December 31,
	2023	2024	2025
Product Revenues	14,841,910	14,294,740	12,470,647
Drugs	13,883,055	13,398,162	11,649,921
Nutritional supplements	631,122	550,464	434,685
Medical supplies and devices	157,504	144,282	152,351
Other products	170,229	201,832	233,690
Service Revenues	106,219	106,509	85,376
MP Service	70,271	65,536	56,749
Other Services	35,948	40,973	28,627
Total	14,948,129	14,401,249	12,556,023

(ad) Leases

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(ad) Leases (Continued)

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

For operating leases with a term of one year or less, the Group has elected to not recognize a lease liability or ROU asset on its consolidated balance sheet. Instead, it recognizes the lease payments as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of comprehensive loss and cash flows.

(ae) Non-controlling interests

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

(af) Redeemable non-controlling interest

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

(ag) Recently issued accounting pronouncements

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(ag) Recently issued accounting pronouncements (Continued)

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”), which provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity can elect a practical expedient to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the assets when estimating expected credit losses. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those fiscal years. Early adoption is permitted. This ASU should be applied prospectively. The Company’s management is evaluating the impact this guidance will have on its consolidated financial statements and disclosures.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASU 2025-10”), to improve generally accepted accounting principles by establishing authoritative guidance on the accounting for government grants received by business entities. The amendments establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. The guidance is effective for fiscal years beginning after December 15, 2028, with early adoption permitted, and it can be applied using one of the following approaches: (1) a modified prospective approach; (2) a modified retrospective approach and (3) a retrospective approach to all government grants. The Company’s management is evaluating the impact this guidance will have on its consolidated financial statements and disclosures.

(ah) Recently adopted accounting pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU requires disclosure of specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold. The amendment also includes other changes to improve the effectiveness of income tax disclosures, including further disaggregation of income taxes paid for individually significant jurisdictions. This ASU is effective for annual periods beginning after December 15, 2024. Adoption of this ASU should be applied on a prospective basis. Early adoption is permitted. The Company adopted by using prospective method. The Company’s adoption of this standard did not have a material impact on its consolidated financial statements.

(ai) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss, and consolidated statements of cash flows from RMB into US dollar as of and for the year ended December 31, 2025 are solely for the convenience of the readers and were calculated at the rate of 6.9931, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US dollar at that rate on December 31, 2025, or at any other rate.

(aj) Structured payment arrangements

Reverse factoring arrangements

In 2021, the Group entered into a structured payment arrangement with a bank (“reverse factoring arrangement”). Under the reverse factoring arrangement, certain suppliers were able to put their receivables from the Group to the bank for early payment. The structured payment arrangement has ended on June 2024. In September and October 2025, the Group entered into a new structured payment arrangement with banks with the same reverse factoring arrangement with nine months and eleven months, respectively. Under this reverse factoring arrangement agreement, the principal amount of financing shall not exceed RMB 90,000 and RMB 30,000, respectively. Factoring fees are charges directly by the banks to the respective counterparties.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(aj) Structured payment arrangements (Continued)

Reverse factoring arrangements (Continued)

As a result of the reverse factoring arrangements, the payment terms of the Group’s original accounts payables were substantially modified and considered extinguished as the nature of the original liability has changed from accounts payables to loan borrowings from the bank. The agreement does not require that the entity provide assets pledged as security for the reverse factoring arrangement. The proceeds from the bank used to settle the payables and subsequent repayments to the bank are considered financing activities and reported as “Proceeds from other financing activities” and “Repayment for other financing activities” on the consolidated statements of cash flows, respectively. The interest expense charged from the bank in 2024 and 2025 at annual rate of 4.35% and nil, respectively is recorded in interest expense in the consolidated statements of comprehensive loss.

As of December 31, 2024 and 2025, the outstanding confirmed amount from the reverse factoring arrangements were RMB nil and RMB 19,800 respectively, which is repayable within one year and are included in “Accrued expenses and other current liabilities” on the consolidated balance sheets. The Group does not intend to renew the reverse factoring arrangement upon the agreement expires. The rollforward of obligations under its reverse factoring arrangements for years ended December 31, 2024, and 2025, are as follows:

	As of December 31,
	2024	2025
The outstanding confirmed amount at the beginning of the year	98,109	—
The amount of obligation confirmed during the year	147,857	19,800
The amount of obligation paid during the year	(245,966)	—
The outstanding confirmed amount at the end of the year	—	19,800

Factoring program

In 2021, the Group entered into factoring agreement with recourse with a third-party financial institution, pursuant to which the institution will make an advance payment of accounts with credit term of 30 days typically. The term of the loan is mostly three months. The agreement requires that the entity provide RMB 2,000 as security deposit for the factoring arrangement, the factoring agreement ended in July 2, 2024. The interest rate charged from the institution was at annual rate of 8.5% in 2021, renewed in 2022 of 9%, renewed in 2023 of 10.5% and remained the same through the expiry of the agreement. In 2024, the Group entered into a new factoring agreement with recourse with a third - party financial institution, pursuant to which it transferred all legally held accounts receivable under the underlying contracts to the institution. The term of the loan is mostly six months. The agreement does not require the Group to provide any security deposit. Under this factoring agreement, the principal amount of financing shall not exceed RMB 30,000. The factoring fees charged from the institution were RMB 2,121 for the year ended December 31, 2024. The agreement has expired on February 2025.

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

As of December 31, 2024 and 2025, the outstanding borrowings from the factoring arrangements were RMB30,000 and RMB nil, respectively, which is repayable within one year and are included in “Accrued expenses and other current liabilities” on the consolidated balance sheets. The rollforward of outstanding borrowing from the factoring arrangements for years ended December 31, 2024, and 2025, are as follows:

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Continued)

(aj) Structured payment arrangements (Continued)

Factoring program (Continued)

	As of December 31,
	2024	2025
Outstanding borrowing at the beginning of the year	40,353	30,000
Borrowing received during the year	89,500	—
Borrowing repaid during the year	(99,853)	(30,000)
Outstanding borrowing at the end of the year	30,000	—

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

For customer loans received directly from the bank, the Group determines this portion was classified as “Proceeds from other financing activities” in its statements of cash flows. During the credit term, constructive receipts and disbursements are recognized by recognizing the repayment of loans as “Repayment for other financing activities” and the receipt of order payment as an operating cash inflow. The rollforward of outstanding guaranteed customer loans for years ended December 31, 2024, and 2025, are as follows:

	As of December 31,
	2024	2025
Outstanding guaranteed customer loans at the beginning of the year	54,999	33,435
Guaranteed during the year	473,597	33,663
Repaid by customers during the year	(495,161)	(67,037)
Outstanding guaranteed customer loans at the end of the year	33,435	61

3.	SHORT-TERM INVESTMENTS

Short-term investments as of December 31, 2024 and 2025 were as follows:

	As of December 31,
	2024	2025
Wealth Management Products	—	50,031

The Group classifies the wealth management products as “available-for-sale” debt securities which are recorded at fair value. For the years ended December 31, 2023, 2024 and 2025, the Group recorded RMB4,343, RMB1,074 and RMB677 of changes in fair value of these available-for-sale debt securities, net of tax, in other comprehensive loss, respectively, and RMB4,166, RMB1,217 and RMB646 of realized gains transferred from other comprehensive income to other income when the security was sold. No credit - related impairment was recognized for the years ended December 31, 2023, 2024 and 2025.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

4.	NOTES RECEIVABLE

As of December 31, 2024 and 2025, the total notes receivable balance was RMB78,827 and RMB58,617 and among which RMB37,904 and RMB48,168 were pledged as collateral for notes payable, which has been recorded in accounts payables. No credit loss was recognized for the years ended December 31, 2023, 2024 and 2025.

5.	INVENTORIES

	As of December 31,
	2024	2025
Products	1,387,403	998,465

During the years ended December 31, 2023, 2024 and 2025, inventories were written down by RMB19,910, RMB3,887 and RMB1,807, respectively, to reflect the lower of cost and net realizable value.

6.	PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,
	2024	2025
Receivable from payment platforms	16,191	8,609
Rebate receivable from suppliers	66,765	66,228
Advance to suppliers	18,410	13,742
Value added tax recoverable	55,837	41,789
Deposits	83,270	45,929
Prepaid expense	4,746	3,787
Others	6,775	16,672
Total	251,994	196,756

7.	LEASES

The Group has operating leases for offices and warehouses. The Group recognized ROU assets of RMB89,071 and RMB44,122, and corresponding current liabilities of RMB40,341 and RMB19,117 in accrued expenses and other current liabilities, and long-term operating lease liabilities of RMB55,448 and RMB29,965, as of December 31, 2024 and 2025. The amount of short-term lease is not material and no variable lease cost existed for the years ended December 31, 2023, 2024 and 2025, respectively.

Lease expenses were RMB62,610, RMB48,497 and RMB38,701 for the year ended December 31, 2023, 2024 and 2025. The maturities of lease liabilities in accordance with Leases (Topic 842) in each of the next five years and thereafter as of December 31, 2025 were as follows:

As of December 31,
Year Ending December 31,	2025
2026	20,588
2027	17,481
2028	10,451
2029	3,134
Total lease payment	51,654
Less: imputed interest	2,572
Present value of minimum operating lease payments	49,082

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

7.	LEASES (Continued)

Right-of-use assets recorded in connection with the operating lease liabilities in non-cash transactions for the years ended December 31, 2023, 2024 and 2025 were RMB58,364, RMB58,667 and RMB5,635.

Cash paid for amounts included in the measurement of operating lease liabilities for the years ended December 31, 2023, 2024 and 2025 were RMB61,952, RMB41,772 and RMB38,695. Interest expenses were RMB5,932, RMB3,761 and RMB2,794 for the year ended December 31, 2023, 2024 and 2025.

Weighted-average remaining lease terms and discount rates are as follows:

	As of December 31,
	2024	2025
Weighted-average remaining lease term	2.9years	2.7years
Weighted-average discount rate	3.8%	3.7%

8.	SHORT-TERM BORROWINGS

Short-term borrowings were RMB160,981 and RMB187,631 as of December 31, 2024 and 2025, respectively, all of which consisted of borrowings from financial institutions and are repayable within one year. As of December 31, 2025, the Group had an undrawn balance of RMB112,369 under the credit facilities agreement. All of these borrowings were unsecured and accrue interest at an average annual interest rate of 3.67% and 2.69% for the years ended December 31, 2024 and 2025, respectively.

In September 2019, 1 Pharmacy Technology entered into a credit agreement with China Merchant Bank (CMB) which provides a revolving credit facility that allows 1 Pharmacy Technology to borrow up to RMB 100,000 for working capital purpose in one year. In October 2020, November 2021, December 2022 and December 2023, 1 Pharmacy Technology renewed the credit agreement that allowed 1 Pharmacy Technology to borrow up to RMB200,000 for working capital purposes for another one year and expired on January 2025. Any draw down on the credit facility will be charged with interest at one-year loan prime rate published by People’s Bank of China plus 0.30%. The borrowings were guaranteed by Yihao Pharmacy. During the years ended December 31, 2024 and 2025, RMB 347,864 and RMB nil were drawn on above credit facility and RMB 495,968 and RMB 49,981 were repaid, with the balance of RMB 49,981 and RMB nil outstanding as of December 31, 2024 and 2025, respectively. The interest rate range for the borrowings in 2024 and 2025 were 3.65% per annum.

In June 2020, 1 Pharmacy Technology entered into a credit agreement with Industrial Bank (IB) which provides a revolving credit facility that allows 1 Pharmacy Technology to borrow up to RMB 100,000 for working capital purpose in one year. Any draw down on the credit facility will be charged with interest at one-year loan prime rate published by People’s Bank of China minus 0.35%. In June 2021, the credit agreement was renewed and allows 1 Pharmacy Technology to borrow up to RMB200,000 for working capital purpose in seven months. Any draw down on the credit facility will be charged with interest at one-year loan prime rate published by People’s Bank of China plus 0.78%. In November 2022, the credit agreement was renewed and allows 1 Pharmacy Technology to borrow up to RMB200,000 for working capital purpose in twelve months and the agreement expired on November 13, 2023. In January 2024, 1 Pharmacy Technology entered into a credit agreement with IB for a working capital and committed credit facility of up to RMB130,000, with a twelve-month term and expired January 2025. Any draw down on the credit facility will be charged with interest at one-year loan prime rate published by People’s Bank of China plus 0.85% in 2022, plus 0.55% in 2023 and plus 0.55% in 2024, respectively. The borrowings in the years ended December 31, 2024 and 2025 were guaranteed by Yihao Pharmacy. During the years ended December 31, 2024 and 2025, RMB50,000 and RMB nil with average interest rate of 2.78% were drawn on this credit facility. RMB20,000 and RMB50,000 were repaid in 2024 and 2025, with the balance of RMB50,000 and RMB nil outstanding as of December 31, 2024 and 2025, respectively.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

8.SHORT-TERM BORROWINGS (Continued)

In September 2022, 1 Pharmacy Technology obtained loans from Shanghai Pudong Development Bank. The borrowing was guaranteed by Yihao Pharmacy and the agreement expired on September 2024. In March 2025, 1 Pharmacy Technology entered into a credit agreement with Shanghai Pudong Development Bank which provides committed credit facility up to RMB100,000, which are guaranteed through March 2030. In October 2024, 1 Pharmacy Technology entered into a committed credit facility with Shanghai Pudong Development Bank that allows 1 Pharmacy Technology to borrow up to RMB30,000 for working capital purpose till March 2025. Subsequently, in March 2025 and September 2025, 1 Pharmacy Technology renewed the committed credit facility with Shanghai Pudong Development Bank to borrow up to RMB50,000 for working capital purpose on a half yearly basis till June 2026. The credit facility was guaranteed by Yihao Pharmacy. During the years ended December 31, 2024 and 2025, RMB30,000 and RMB130,000 with average interest rate of 2.45% and 2.65%, respectively, were obtained. RMB50,000 and RMB80,000 were repaid in 2024 and 2025, with the balance of RMB30,000 and RMB80,000 outstanding as of December 31, 2024 and 2025, respectively.

In March 2023, the Group entered a revolving credit facility with China CITIC Bank that allows the Group to borrow up to RMB20,000 for working capital purpose till December 31, 2023. In October 2025, the Group entered a revolving credit facility with China CITIC Bank that allows the Group to borrow up to RMB30,000 for working capital purpose till October 2028. The credit facility was guaranteed by Yihao Pharmacy. During the year ended December 31, 2024 and 2025, RMB nil and RMB10,000 with annual interest rate of 2.40% were obtained. RMB19,990 and RMB nil were repaid in 2024 and 2025, with the balance of RMB nil and RMB10,000 outstanding as of December 31, 2024 and 2025, respectively.

In December 2024, the Group secured committed credit facilities with Bank of Ningbo Co., Ltd. that allows the Group to borrow up to RMB50,000 for working capital purpose till December 2025. Subsequently, the Group renewed the credit committed credit facilities with Bank of Ningbo Co., Ltd. for another year till December 2026. The credit facilities were guaranteed by Yihao Pharmacy. During the year ended December 31, 2024 and 2025, RMB31,000 with annual interest rate of 3.00% and RMB100,000 with annual interest rate of 2.85% were obtained respectively,and RMB nil and RMB81,000 were repaid in 2024 and 2025, with the balance of RMB31,000 and RMB50,000 outstanding as of December 31, 2024 and 2025, respectively.

In January 2025, the Group entered credit agreement with Bank of Communications which provides a revolving credit facility that allows the Group to borrow up to RMB30,000 for working capital purpose in one year till January 2026. The borrowings were guaranteed by Yihao Pharmacy. During the year ended December 31, 2025, RMB30,000 with annual interest rate of 3.40% were obtained, with the balance RMB30,000 outstanding as of December 31, 2025.

In October 2025, the Group entered credit agreement with China Everbright Bank which provides a revolving credit facility that allows the Group to borrow up to RMB80,000 for working capital purpose in one year till October 2026. The borrowings were guaranteed by Yihao Pharmacy. During the year ended December 31, 2025, RMB10,000 with annual interest rate of 2.85% were obtained, with the balance RMB10,000 outstanding as of December 31, 2025.

In December 2025, the Group entered credit agreement with Guangdong Huaxing Bank which provides a revolving credit facility that allows the Group to borrow up to RMB10,000 for working capital purpose till September 2026. The borrowings were guaranteed by 1 Pharmacy Technology. During the year ended December 31, 2025, RMB7,631 with annual interest rate of 3.00% were obtained, with the balance RMB7,631 outstanding as of December 31, 2025.

As of December 31, 2025, the Group is in compliance of the financial covenants.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities as of December 31, 2024 and 2025 were as follows:

	As of December 31,
	2024	2025
Redeemable non-controlling interests (Note)	39,142	188,964
Advance from customers	149,687	108,946
Salary and welfare payables	42,259	34,739
Accrued expenses	57,839	48,251
Current portion of operating lease liabilities	40,341	19,117
Liability under reverse factoring program	—	19,800
Guaranteed customer loans	33,435	61
Liability under factoring program	30,000	—
Tax payables	4,223	2,850
Deposits from marketplace sellers	36,185	34,746
Others	27,062	26,202
Total	460,173	483,676

Note: As of December 31, 2024 and 2025, redeemable non-controlling interest at the amount of RMB39,142 and RMB188,964, respectively, was classified as accrued expenses and other current liabilities due to the exercise redemption right.

10.	REDEEMABLE NON-CONTROLLING INTERESTS

In August and December 2020, 1 Pharmacy Technology issued its ordinary shares to certain private placement investors at fair value evaluated by the third-party valuer, representing 9.2% of the outstanding shares of 1 Pharmacy Technology for total consideration of RMB934,820. Under the agreements, 1 Pharmacy Technology and the investors agreed to facilitate 1 Pharmacy Technology’s IPO in the Shanghai Sci-Tech Innovation Board (“STAR”) prior to June 30, 2023. If the IPO has not been completed and the China Securities Regulatory Commission has not otherwise approved the registration of the STAR Listing registration application prior to June 30, 2023, the investors have the right to require Yao Wang to repurchase all or any portion of their ownership interests in 1 Pharmacy Technology at the cost plus an annual interest rate of 6%. The ownership interests held by the investors were classified as redeemable non-controlling interests under ASC 480 Distinguishing Liabilities from Equity as the redemption feature embedded in the non-controlling interests and not solely within the Group’s control. Total number of 66,318,885 shares was increased in Yao Wang’s redeemable non-controlling interests due to issuance of common stock of 1 Pharmacy Technology.

The Company negotiated with the investors of 1 Pharmacy Technology in the contingently redeemable non-controlling interest in 1 Pharmacy Technology, and has signed share repurchase agreements or commitments to reschedule the repayments or restructure the redemption obligations with all non-controlling interest holders in 2024 and 2025. The redeemable non-controlling interests as of and for the years ended December 31, 2024 and 2025 was summarized follows:

	2024	2025
Opening balance as of January 1	870,825	1,038,914
Net loss attributable to the redeemable non-controlling interest	(1,992)	(1,106)
Accretion of redeemable non-controlling interest	54,357	49,077
Payment of redeemable non-controlling interest	(87,502)	—
Reclassified from accrued expenses and other current liabilities	205,030	29,691
Movement arising from the exercise of redemption options by redeemable non-controlling interest holders	(1,804)	(180,659)
Ending balance as of December 31	1,038,914	935,917

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

11.	NON-CONTROLLING INTERESTS

In November 2020, the Company’s subsidiary, 1 Pharmacy Technology issued 32,500,000 ordinary shares to 13 LLPs founded by the employees of 1 Pharmacy Technology with the total consideration of RMB 32,500. With full shareholders’ rights of these ordinary shares issued to the LLPs, these shares are accounted as non-controlling interest of 1 Pharmacy Technology. The shares issued to the employees in each LLP are not outstanding shares but are restricted with 50% of the shares vesting within two years from the issuance date and the remaining 50% vesting evenly on an annual basis over the 2 years thereafter, which are also subject to adjustment based on performance condition. Such arrangement was entered into to provide a share incentive plan to the employees of 1 Pharmacy Technology (“Employee ownership plan of 1 Pharmacy Technology”). Share-based compensation was recognized over the vesting period based on the excess of the fair value of these shares over the issuance price (see Note 14). In 2024 and 2025, the Company’s subsidiary, Shanghai Yiyao Supply Chain Management Co., Ltd., repurchased 13,521,445 and 1,863,987 ordinary shares, respectively of 1 Pharmacy Technology for cash consideration of RMB13,521 and RMB1,864, respectively, at cost from departed employees and in connection with unvested options. Repurchased shares were reserved from reissuance to employees based on performance conditions.

Non-controlling interest (“NCI”) was recognized at RMB2,935 and RMB3,339 based on the proportional net assets of 1 Pharmacy Technology as of December 31, 2024 and 2025, respectively. The difference of RMB16,456 and RMB18,724 were recognized as a deduction to additional paid-in capital as of December 31, 2024 and 2025, respectively. For the years ended December 31, 2023, 2024 and 2025, RMB16,829, RMB8,398 and RMB4,094 was recorded as net loss attributable to the NCI shareholders.

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

Disaggregation of revenues

As disclosed in Note 2(l), the Group recognizes product revenue at the point in time when the delivery is made and when title and risk of loss transfers to the consumers and pharmacy customers. The Group service revenue is recognized over time when the customer simultaneously receives and consumes the benefits provided by the Group’s performance.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

13.	NET REVENUES (Continued)

Disaggregation of revenues (Continued)

All of the Group’s revenues for the years ended December 31, 2023, 2024 and 2025 were generated within the PRC. The following table illustrates the disaggregation of the Group’s revenue streams by type of customers and nature of services the Group offered:

	Years Ended December 31,
	2023	2024	2025
Product Revenues	14,841,910	14,294,740	12,470,647
B2C Business	357,975	261,197	223,217
B2B Business	14,483,935	14,033,543	12,247,430
Service Revenues	106,219	106,509	85,376
MP Service	70,271	65,536	56,749
Other Services	35,948	40,973	28,627
Total	14,948,129	14,401,249	12,556,023

The revenues by different product groups and services have been disclosed in Note 2(ac).

Contract balance

The typical contract term of MP Service is no more than one year and the remaining unsatisfied performance obligation as of December 31, 2024 and 2025 was insignificant.

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

	Accounts	Advances from
	Receivable	Customers
Ending Balance as of December 31, 2023	536,823	124,995
Increase/(decrease), net	(123,722)	24,692
Ending Balance as of December 31, 2024	413,101	149,687
Increase/(decrease), net	(153,415)	(40,741)
Ending Balance as of December 31, 2025	259,686	108,946

Revenues with amount of RMB124,995 and RMB149,687 were recognized in the years ended December 31, 2024 and 2025, respectively that were included in the balance of advance from customers at the beginning of each year. The Group expected that RMB108,946 will be recognized in one month after year end.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

14.	SHARE-BASED COMPENSATION

In September 2013, the Board of Directors of the Company approved an Equity Incentive Plan (the “Plan”), under which, the Board of Directors may grant options to purchase ordinary shares to officers and directors, employees and individual advisors who render services to the Group to purchase an aggregate of no more than 1,287,500 ordinary shares of the Group (“ESOP Pool”). From 2014 to 2025, the Board of Directors approved to increase the ESOP Pool to 25,367,774 ordinary shares.

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

The Black Scholes model was applied in determining the estimated fair value of the options granted. The model requires the input of subjective assumptions. The following table presents the assumptions used to estimate the fair values of the share options granted for the year ended December 31, 2021. The Company did not grant options during the years ended December 31, 2023, 2024 and 2025.

2021
Risk-free rate of return	0.84%
Contractual life of option	10 years
Expected term	6.25 years
Estimated volatility rate	39%
Dividend yield	—
Fair value per ordinary share	US$3.08

A summary of employee option activity under the Plan during the year ended December 31, 2025 is presented below:

			Weighted
		Weighted	average
		average	remaining	Aggregate
	Number of	exercise	contractual	intrinsic
	Options	price	term	value
		US$	Years	US$
Outstanding at December 31, 2024	1,996,947	0.01	3.18	599
Granted	—	—	—	—
Forfeited	—	—	—	—
Expired	(18)	—	—	—
Exercised	(319,060)	0.01	—	—

Outstanding at December 31, 2025	1,677,869	0.01	2.02	198

Vested and exercisable as of December 31, 2025	1,677,869	0.01	2.02	198
Vested or expected to vest as of December 31, 2025	1,677,869	0.01	2.02	198

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

14.	SHARE-BASED COMPENSATION (Continued)

Employee Share options (Continued)

The weighted-average grant-date fair value of options granted during the years 2021 was US$0.70. The total intrinsic value of options exercised during the years ended December 31, 2023, 2024, and 2025, was RMB330, RMB nil and RMB nil, respectively. Total compensation cost recognized for the years ended December 31, 2023, 2024 and 2025 was RMB6,206, RMB653 and RMB231, respectively.

As of December 31, 2025, all unrecognized compensation expense related to unvested share options had been fully amortized.

Non- Employee Share options

The options granted have a contractual term of 10 years and were issued in payment for their consultation services which was expected to be performed over 4 years from the date of issuance. As services are performed, 25% of the awards vest on the anniversary of the grant date each year. The estimated fair value of the awards was determined using the Black Scholes model with the same assumptions used in employee share options.

On October 27, 2022, the Board of directors of the Company has resolved, effective December 31, 2022 (the “Effective Date”), the exercise price per share of each option that is outstanding and not exercised, canceled, forfeited, or surrendered immediately prior to the effective Date, whether vested or unvested, shall be amended to USD0.01 per Share. All other terms of the share options granted remain unchanged. As of December 31, 2022, there were 4 grantees affected by the modification, with total incremental compensation cost RMB617 resulting from the modification and RMB nil incremental to be recognized after 2022.

As of December 31, 2023, 2024 and 2025, there were 45,795, 45,795 and 30,175 fully vested options, respectively, with a weighted average exercise price of US$ 0.01, weighted average remaining contractual term 3.87 years, 2.86 years and 1.87 years, respectively, and aggregate intrinsic value RMB249, RMB252 and RMB166, respectively. No options were granted during 2023, 2024 and 2025, respectively.

The weighted-average grant-date fair value of options granted during the years 2023, 2024 and 2025 was RMB nil, respectively. The total intrinsic value of options exercised during the years ended December 31, 2023, 2024 and 2025 was RMB nil, RMB nil and RMB13, respectively. Total compensation cost recognized for the years ended December 31, 2023, 2024 and 2025 was RMB nil, respectively.

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

The following table summarized the Group’s restricted share unit activities during the year ended December 31, 2025.

	Number of	Weighted
	Restricted	Average Grant Date
	Share Units	Fair Value
		US$
Restricted share units outstanding at December 31, 2024	3,971,386	1.08
Granted	426,324	0.32
Forfeited	(1,073,423)	1.19
Vested	(2,489,958)	0.99
Restricted share units outstanding at December 31, 2025	834,329	0.83

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

14.	SHARE-BASED COMPENSATION (Continued)

Restricted share units (Continued)

The weighted-average grant-date fair value of share units granted during the years 2023, 2024 and 2025 was US$1.30, US$0.52 and US$0.32, respectively. During the years ended December 31, 2023, 2024 and 2025, 867,116, 1,638,032 and 2,489,958 share units were exercised with an aggregate intrinsic value of RMB17,681, RMB7,308 and RMB2,291, respectively. The total fair value of restricted share units vested during the years ended December 31, 2023, 2024 and 2025 was RMB18,261, RMB21,568 and RMB17,711, respectively. Total compensation cost recognized for the years ended December 31, 2023, 2024 and 2025 was RMB15,611, RMB19,496 and RMB9,816, respectively. As of December 31, 2025, there was RMB3,546 in total unrecognized compensation expense related to such non-vested restricted shares, which is expected to be recognized over a weighted-average period of 0.1 year.

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

On February 27, 2024, the Consortium of the Company comprises of Dr. Gang Yu, co-founder and co-chairman, Mr. Junling Liu, co-founder, co-chairman and chief executive officer of the Company and certain investors, announced that it would withdraw the Proposed Transaction started on September 9, 2022. The Consortium will formally terminate further negotiation with the special committee of the Company’s board of directors regarding the transactions as contemplated by the Proposed Transaction.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
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

The weighted-average grant-date fair value of share units granted during the years 2023, 2024 and 2025 was RMB13.50, RMB nil and RMB nil, respectively. The total fair value of restricted share units vested during the years ended December 31, 2023, 2024 and 2025 was RMB nil. Total compensation cost recognized for the years ended December 31, 2023, 2024 and 2025 was RMB204,353, RMB nil and RMB nil, respectively.

Share-based compensation for all share options, restricted share units and employee ownership plan of 1 Pharmacy Technology

The Group recorded share-based compensation expense of RMB226,170, RMB20,149 and RMB10,047 for the years ended December 31, 2023, 2024 and 2025, respectively, which were classified in the accompanying consolidated statements of operations as follows:

	Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
General and administrative expenses	113,536	9,230	4,935
Selling and marketing expenses	76,976	6,899	4,041
Technology expenses	35,658	4,020	1,071
Total	226,170	20,149	10,047

15.	LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share for the years indicated:

	Years Ended December 31,
	2023	2024	2025
Net loss attributable to ordinary shareholders	(392,693)	(64,743)	(66,392)
Weighted average number of ordinary shares-basic and diluted	168,609,128	171,835,632	174,026,392
Net loss per ordinary share-basic and diluted	(2.33)	(0.38)	(0.38)

As a result of the Group’s net loss for the three years ended December 31, 2023, 2024 and 2025, share options and restricted share units outstanding in the respective periods were excluded from the calculation of diluted loss per share as their inclusion would have been anti-dilutive.

	As of December 31,
	2023	2024	2025
Share options and nonvested restricted share units	6,136,483	6,014,128	2,542,373

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
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

PRC

Under the Law of the PRC on Enterprise Income Tax (“EIT Law”), domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%. High-technology enterprises may obtain a preferential tax rate of 15% provided they meet the related criteria. In December 2019, 1 Pharmacy Technology received approval from relevant government authorities to be classified as a “High and New Technology Enterprise” (“HNTE”) and 1 Pharmacy Technology is still on the position of loss. The HNTE qualification is valid for three years through 2021. In December 2022, 1 Pharmacy Technology renewed HNTE qualification for another three years through December 2025.

There is no provision for income taxes because the Company and all of its owned subsidiaries are in cumulative loss positions for all the periods presented.

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Years Ended December 31,
	2024	2025
PRC statutory tax rate	25%	25%
Tax effect of other expenses that are not deductible in determining taxable profit	(8)%	(21)%
Effect of R&D super deduction	38%	30%
Effect of enacted tax rate change	25%	20%
Effect of change in valuation allowance	(80)%	(54)%
Effective tax rate	0%	0%

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2024 and 2025 are as follows:

	As of December 31,
	2024	2025
Deferred tax assets:
Net loss carryforward	635,188	600,358
Accrued expenses and payroll payable	17,230	14,669
Provision for impairment of assets	3,620	3,171
Valuation allowance	(656,038)	(618,198)
Total deferred tax assets	—	—
Deferred tax liabilities:
Total deferred tax liabilities	—	—

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
(Amounts in thousands, except for share data and per share data, unless otherwise stated)

16.INCOME TAX EXPENSE (Continued)

PRC (Continued)

As of December 31, 2024 and 2025, valuation allowance of RMB656,038 and RMB618,198 was provided, respectively. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carryforward periods provided for in the tax law.

As of December 31, 2025, the Group had tax loss carryforwards of RMB2,401,434 which will expire between 2026 and 2032 if not used.

The Group determines whether or not a tax position is “more-likely-than-not” of being sustained upon audit based solely on the technical merits of the position. The Group does not anticipate any significant changes to its liability for unrecognized tax benefits within the next 12 months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From 2020 to 2025, the Group’s PRC subsidiaries were still within the examination period of the PRC tax authorities.

A deferred tax liability should be recognized for the undistributed profits of the PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Company plans to indefinitely reinvest undistributed profits earned from its PRC subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Company’s subsidiaries were provided as of December 31, 2024 and 2025.

17.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits was RMB61,725, RMB49,069 and RMB46,199 for the years ended December 31, 2023, 2024 and 2025, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

18.	RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries of the Group in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for the specific purposes of offsetting future losses, enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the years ended December 31, 2023, 2024 and 2025, no appropriation to statutory reserves was made because the PRC subsidiaries had substantial losses during such periods. In addition, due to restrictions on the distribution of share capital from the Company’s PRC subsidiaries, the PRC subsidiaries’ share capital of RMB639,000 and RMB640,612 on December 31, 2024 and 2025 is considered restricted, which are not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

111, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025
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

ADDITIONAL FINANCIAL INFORMATION - FINANCIAL STATEMENTS SCHEDULE I

111, INC.

FINANCIAL INFORMATION FOR PARENT COMPANY

CONDENSED BALANCE SHEETS

(Amounts in thousands)

	2024	2025	2025
	RMB	RMB	US$
			(Note 2 (ai))
ASSETS
Current assets:
Cash and cash equivalents	58,086	41,040	5,869
Prepayments and other current assets	671	328	47
Total current assets	58,757	41,368	5,916
Total assets	58,757	41,368	5,916

LIABILITIES AND EQUITY
Other current liabilities	600	858	123
Amount due to subsidiaries	20,820	19,830	2,836
Deficit in subsidiaries	679,981	722,914	103,375
Total liabilities	701,401	743,602	106,334

SHAREHOLDERS’ DEFICIT
Ordinary shares Class A	33	34	5
Ordinary shares Class B	25	25	3
Treasury shares	(5,887)	(5,887)	(842)
Additional paid-in capital	3,172,820	3,181,343	454,926
Accumulated deficit	(3,883,992)	(3,950,384)	(564,897)
Accumulated other comprehensive income	74,357	72,635	10,387
Total shareholders’ deficit	(642,644)	(702,234)	(100,418)
Total liabilities and shareholders’ deficit	58,757	41,368	5,916

ADDITIONAL FINANCIAL INFORMATION - FINANCIAL STATEMENTS SCHEDULE I

111, INC.

FINANCIAL INFORMATION FOR PARENT COMPANY

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands, unless otherwise stated)

	Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				(Note 2 (ai))
Operating expenses:
General and administrative expenses	(19,303)	(1,767)	(8,936)	(1,278)
Interest income	1,772	410	1,193	171
Other operating expenses, net	—	(63)	—	—
Other income, net	3,546	4,574	2,957	423
(Loss) Profit before tax and loss from investment in subsidiaries and former VIE	(13,985)	3,154	(4,786)	(684)

Equity in loss from subsidiaries and share of loss in former VIE	(378,708)	(67,897)	(61,606)	(8,810)
Net loss attributable to ordinary shareholders	(392,693)	(64,743)	(66,392)	(9,494)

Other comprehensive income (loss) (net of tax of nil)
Realized securities holding gains	(640)	—	—	—
Foreign currency translation adjustments	(3,249)	1,986	(1,753)	(251)
Unrealized securities holding gains of subsidiaries and former VIE	4,343	1,074	677	97
Realized securities holding gains of subsidiaries and former VIE	(3,526)	(1,217)	(646)	(92)
Comprehensive loss	(395,765)	(62,900)	(68,114)	(9,740)

ADDITIONAL FINANCIAL INFORMATION - FINANCIAL STATEMENTS SCHEDULE I

111, INC.

FINANCIAL INFORMATION FOR PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands, unless otherwise stated)

	Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				(Note 2 (ai))
Operating activities:
Net loss	(392,693)	(64,743)	(66,392)	(9,494)
Adjustments to reconcile net income to net cash provide used in operating activities:
Share of loss of subsidiaries and former VIE	378,708	67,897	61,606	8,810
Other current liabilities	5,007	(9,682)	(3,639)	(521)
Net cash used in operating activities	(8,978)	(6,528)	(8,425)	(1,205)

Investing activities:
Proceeds from sale or maturity of short-term investments	57,434	—	—	—
Net cash provided by investing activities	57,434	—	—	—

Financing activities:
Proceeds from ordinary shareholders	223	14	745	107
Proceeds from loan from subsidiaries	167,414	—	—	—
Payment for loan from subsidiaries	(54,229)	(102,683)	(9,008)	(1,288)
Net cash provided by (used in) financing activities	113,408	(102,669)	(8,263)	(1,181)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	205	341	(358)	(51)
Net increase (decrease) in cash and cash equivalents	162,069	(108,856)	(17,046)	(2,437)
Cash and cash equivalents at the beginning of the year	4,873	166,942	58,086	8,306
Cash and cash equivalents at the end of the year	166,942	58,086	41,040	5,869

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

As of December 31, 2025, there are no material contingencies, mandatory dividend and significant provisions for long-term obligations or guarantees of the Company, except for those which have separately disclosed in the financial statements.